Form 20-F
period 2018-12-31
MMTec, Inc.
filed 2019-04-22
CIK 1742518

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from ____________to ____________

Commission file number 001-38766

MMTEC, INC.

(Exact name of the Registrant as specified in its charter)

British Virgin Islands

(Jurisdiction of incorporation or organization)

c/o Gujia (Beijing) Technology Co., Ltd.,

Room 608A, Air China Century Building,

40 Xiaoyun Road, Chaoyang District, Beijing, 100020

People’s Republic of China

Tel: +86 10 5617 2312

(Address of principal executive offices)

Zhen Fan, Chief Executive Officer

c/o Gujia (Beijing) Technology Co., Ltd.,

Room 608A, Air China Century Building,

40 Xiaoyun Road, Chaoyang District, Beijing, 100020

People’s Republic of China

Tel: +86 10 5617 2312

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, par value $0.001	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

On April 19, 2019, the issuer had 20,070,000 shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐             No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐             No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒             No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒             No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an “emerging growth company.” See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

☐ Large Accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ US GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17            ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐             No ☒

i

CERTAIN INFORMATION

Unless otherwise indicated, numerical figures included in this Annual Report on Form 20-F (the “Annual Report”) have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

For the sake of clarity, this Annual Report follows the English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English. Numerical figures included in this Annual Report have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them. Certain market data and other statistical information contained in this Annual Report are based on information from independent industry organizations, publications, surveys and forecasts. Some market data and statistical information contained in this Annual Report are also based on management’s estimates and calculations, which are derived from our review and interpretation of the independent sources listed above, our internal research and our knowledge of the PRC information technology industry. While we believe such information is reliable, we have not independently verified any third-party information and our internal data has not been verified by any independent source.

Except where the context otherwise requires and for purposes of this Annual Report only:

Depending on the context, the terms “we,” “us,” “our company,” and “our” refer to MMTEC, INC., a BVI company, and its consolidated subsidiaries:

●	MM Future Technology Ltd. (“MM Future”), a Hong Kong incorporated limited company.

●	MM Fund Services Limited (“MM Fund”), a Cayman Islands incorporated limited company.

●	MM Capital Management Limited (“MM Capital”), a Cayman Islands incorporated limited company.

●	MM Fund SPC (“MM SPC”), a Cayman Islands incorporated segregated portfolio company.

●	Gujia (Beijing) Technology Co., Ltd (“Gujia”), a PRC incorporated limited company.

●	Meimei Zhengtong (Beijing) Technology Co., Ltd., a PRC incorporated entity (dissolved effective as of June 8, 2018).

●	“common shares” refer to our common shares, $0.001 par value per share,

●	“China” and “PRC” refer to the People’s Republic of China, excluding, for the purposes of this report only, Macau, Taiwan and Hong Kong, and

●	all references to “RMB,” “yuan” and “Renminbi” are to the legal currency of China, and all references to “USD,” “$”, and “U.S. dollars” are to the legal currency of the United States.

Unless otherwise noted, all currency figures in this filing are in U.S. dollars. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding

FORWARD-LOOKING STATEMENTS

This Annual Report contains “forward-looking statements” that represent our beliefs, projections and predictions about future events. All statements other than statements of historical fact are “forward-looking statements” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as “may”, “will”, “should”, “could”, “would”, “predicts”, “potential”, “continue”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements described in or implied by such statements. Actual results may differ materially from expected results described in our forward-looking statements, including with respect to correct measurement and identification of factors affecting our business or the extent of their likely impact, the accuracy and completeness of the publicly available information with respect to the factors upon which our business strategy is based on the success of our business.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, those factors discussed under the headings “Risk Factors”, “Operating and Financial Review and Prospects,” “Information on the Company” and elsewhere in this Annual Report.

This Annual Report should be read in conjunction with our audited financial statements and the accompanying notes thereto, which are included in Item 18 of this Annual Report.

ii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.	KEY INFORMATION

A.	Selected financial data

The following selected consolidated financial data as of and for the years ended December 31, 2018 and 2017 have been derived from the audited consolidated financial statements of the Company included in this Annual Report. The following selected consolidated financial data as of and for the year ended December 31, 2016 have been derived from the audited consolidated financial statements of the Company, which are not included in this Annual Report. This information is only a summary and should be read together with the consolidated financial statements, the related notes, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included in this Annual Report. The Company’s results of operations in any period may not necessarily be indicative of the results that may be expected for any future period. See “Risk Factors” included elsewhere in this Annual Report.

The following table presents our summary consolidated statements of operations and comprehensive loss for the fiscal years ended December 31, 2018, 2017 and 2016, respectively.

Selected Consolidated Statements of operations and Comprehensive Loss Data

	For the Year	For the Year	For the Year
	Ended	Ended	Ended
	December 31, 2018	December 31, 2017	December 31, 2016
Revenue	$26,882	$-	$-
Cost of revenue	16,308	-	-
Gross profit	10,574	-	-
Total operating expenses	2,338,114	918,600	666,028
Loss from operations	(2,327,540)	(918,600)	(666,028)
Other (expense) income	(21,462)	(598)	4,823
Loss before income taxes	(2,349,002)	(919,198)	(661,205)
Income taxes	-	-	-
Net loss	$(2,349,002)	$(919,198)	$(661,205)
Other comprehensive (loss) income	(50,586)	39,610	(71,558)
Comprehensive loss	$(2,399,588)	$(879,588)	$(732,763)
Net loss per common share
Basic and diluted	$(0.06)	$(0.02)	$(0.01)

Selected Consolidated Balance Sheets Data

	As of December 31,
	2018	2017	2016
Cash and cash equivalents	$93,625	$237,561	$719,367
Total current assets	330,460	351,278	1,165,426
Total non-current assets	32,428	75,428	51,037
Total assets	362,888	426,706	1,216,463
Total current liabilities	807,173	102,271	81,081
Total non-current liabilities	-	-	-
Total liabilities	807,173	102,271	81,081
Total shareholders' (deficit) equity	(444,285)	324,435	1,135,382
Total liabilities and shareholders' (deficit) equity	362,888	426,706	1,216,463

Exchange Rate Information

Our business is conducted in China, and the financial records of Gujia are maintained in RMB, its functional currency. However, we use the U.S. dollar as our reporting currency; therefore, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates. Our financial statements have been translated into U.S. dollars in accordance with Accounting Standards Codification (“ASC”) 830-10, “Foreign Currency Matters.” We have translated our asset and liability accounts using the exchange rate in effect at the balance sheet date. We translated our statements of operations using the average exchange rate for the period. We reported the resulting translation adjustments under other comprehensive (loss) income. The consolidated balance sheet amounts, with the exception of equity at December 31, 2018, 2017 and 2016 were translated at RMB 6.8632, RMB 6.5342 and RMB 6.9370 to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to consolidated statements of operations and cash flows for the years ended December 31, 2018, 2017 and 2016 were RMB 6.6174, RMB 6.7518 and RMB 6.6423 to $1.00, respectively.

We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	(RMB per U.S. Dollar)
	Period End	Average (1)
2016	6.9370	6.6423
2017	6.5342	6.7518
2018	6.8632	6.6174

	(RMB per U.S. Dollar)
	Period High	Period Low
January 2019	6.8631	6.7025
February 2019	6.7765	6.6857
March 2019	6.7335	6.6850
April 2019 (through April 18, 2019)	6.7220	6.6911

(1)	Annual averages were calculated by using the average of the midpoint exchange rate of each day during the relevant year.

Source: http://www.safe.gov.cn/safe/rmbhlzjj/index.html

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk factors

You should carefully consider the following risk factors, together with all of the other information included in this Annual Report. Investment in our securities involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this Annual Report before making an investment decision. The risks and uncertainties described below represent our known material risks to our business. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, you may lose all or part of your investment.

Risks Related to Our Business and Industry

We have incurred substantial losses in recent periods and may incur losses in the future.

We have incurred substantial losses in several recent periods as we have sought to expand our operations. We recorded net losses of $(2,349,002) and $(919,198) for the years ended December 31, 2018 and 2017, respectively. We may incur losses in future periods. If our future revenues do not increase sufficiently, or even if our future revenues increase but we are unable to manage our expenses, we may not achieve and maintain profitability in the future periods.

Our ability to protect the confidential information of our users may be adversely affected by cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions.

Our platform processes certain personal and other sensitive data from our users, which makes it an attractive target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. While we have taken steps to protect the confidential information that we have access to, our security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our platform could cause confidential user information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with borrowers and investors could be severely damaged, we could incur significant liability and our business and operations could be adversely affected. In addition, we expect the secure transmission of confidential information over public networks to be a critical element of our operations. Our networks, those of our third-party service vendors, and associated clearing corporations, and our customers may be vulnerable to unauthorized access, computer viruses and other security problems. Persons who circumvent security measures could wrongfully use our information or cause interruptions or malfunctions in our operations, which could make our customers hesitant to use our electronic marketplaces. We may be required to expend significant resources to protect against the threat of security breaches or to alleviate problems, including reputational harm and litigation, caused by any breaches.

We may pursue strategic alliances, acquisitions or joint ventures, which could present unforeseen integration obstacles.

These acquisitions may be necessary in order for us to enter into or develop new product areas. Strategic alliances, acquisitions, joint ventures involve a number of risks and present financial, managerial and operational challenges, including:

●	potential disruption of our ongoing business and product development and distraction of management,

●	difficulty retaining and integrating personnel and integrating financial and other systems,

●	the necessity of hiring additional management and other critical personnel and integrating them into our current operations,

●	increasing the scope, geographic diversity and complexity of our operations,

●	potential dependence upon, and exposure to liability, losses or reputational damage relating to systems, controls and personnel that are not under our control,

●	potential unfavorable reaction to our strategic alliance, acquisition or joint venture strategy by our customers,

●	to the extent that we pursue business opportunities outside the U.S., exposure to political, economic, legal, operational and other risks that are inherent in operating in a foreign country, including risks of possible nationalization, expropriation, price controls, capital controls, exchange controls and other restrictive governmental actions, as well as the outbreak of hostilities,

●	conflicts or disagreements between any strategic alliance or joint venture partners and us, and

●	exposure to additional liabilities of any acquired business, strategic alliance or joint venture.

As a result of these risks and challenges, we may not realize any anticipated benefits from strategic alliances, acquisitions or joint ventures, and such strategic alliances, acquisitions or joint ventures may in fact materially adversely affect our business, financial condition and results of operations.

If we are unable to continue to identify and exploit new market opportunities, our future revenues may decline and as a result our business, financial condition and results of operations could be materially adversely affected.

As more participants enter our markets, the resulting competition often leads to lower commissions. This may result in a decrease in future revenues in a particular market even if the volume of trades we handle in that market increases. We may not be able to attract new customers or successfully enter new markets. If we are unable to continue to identify and exploit new market opportunities on a timely and cost-effective basis, our future revenues may decline and as a result our business, financial condition and results of operations could be materially adversely affected.

Our ability to retain our key employees and the ability of certain key employees to devote adequate time to us is critical to the success of our business, and failure to do so may adversely affect our future revenues and as a result could materially adversely affect our business, financial condition and results of operations.

Our people are our most important resource and our success depends on the efforts and talent of our employees, including risk management, software engineering, financial and marketing personnel. We must retain the services of our key employees and strategically recruit and hire new talented employees to obtain customer transactions that generate substantially all our revenues. If any of our key employees, including Xiangdong Wen, Zhen Fan, and Min Kong, were to join an existing competitor, form a competing company, or otherwise leave us, some of our customers could choose to use the services of that competitor or another competitor instead of our services, which could adversely affect our future revenues and as a result could materially adversely affect our business, financial condition and results of operations. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled technical, risk management and financial personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment. In addition, we invest significant time and expenses in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our services and our ability to serve borrowers and investors could diminish, resulting in a material adverse effect to our business.

Difficult market conditions, economic conditions and geopolitical uncertainties could adversely affect our business in many ways by negatively impacting our future revenues in the financial markets in which we offer services, which could have a material adverse effect on our business, financial condition and results of operations.

Difficult market conditions, economic conditions and geopolitical uncertainties have in the past adversely affected and may in the future adversely affect our business and profitability. Our business and financial services industry in general are directly affected by national and international economic and political conditions, broad trends in business and finance, the level and volatility of interest rates, changes in and uncertainty regarding tax laws and substantial fluctuations in the volume and price levels of securities transactions. The financial markets and the global financial services business are, by their nature, risky and volatile and are directly affected by many national and international factors that are beyond our control. Any one of these factors may cause a substantial decline in the U.S. and global financial services markets, resulting in reduced trading volume. These events could have a material adverse effect on our results and profitability. These factors include:

●	economic and political conditions in China, the U.S., Europe and elsewhere in the world,

●	concerns about terrorism, war and other armed hostilities,

●	concerns over inflation and wavering institutional and consumer confidence levels,

●	the availability of cash for investment by our dealer customers and their customers,

●	the level and volatility of interest rates and foreign currency exchange rates,

●	the level and volatility of trading in certain equity and commodity markets, and

●	currency values.

In addition, any prolonged slowdown in the Chinese or global economy may have a negative impact on our business, results of operations and financial condition. Economic conditions in China are sensitive to global economic conditions. The global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced periods of recession. The recovery from the lows of 2008 and 2009 has been uneven and there are new challenges, including the escalation of the European sovereign debt crisis from 2011 and the slowdown of China’s economic growth since 2012 which may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have also been concerns about the economic effect of the tensions in the relationship between China and surrounding Asian countries. Adverse economic conditions could have negative adverse effects on our business and financial conditions. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Employee misconduct or error could harm us by impairing our ability to attract and retain customers and subjecting us to significant legal liability and reputational harm; moreover, this type of misconduct is difficult to detect and deter and error is difficult to prevent.

Employee misconduct or error could subject us to financial losses and regulatory sanctions and could seriously harm our reputation and negatively affect our business. It is not always possible to deter employee misconduct, and the precautions taken to prevent and detect employee misconduct may not always be effective. Misconduct by employees could include engaging in improper or unauthorized transactions or activities, failing to properly supervise other employees, or improperly using confidential information. Employee errors, including mistakes in executing, recording or processing transactions for customers, could cause us to enter into transactions that customers may disavow and refuse to settle, which could expose us to the risk of material losses even if the errors are detected and the transactions are unwound or reversed. If our customers are not able to settle their transactions on a timely basis, the time in which employee errors are detected may be increased and our risk of material loss could be increased. The risk of employee error or miscommunication may be greater for products that are new or have non-standardized terms. It is not always possible to deter employee misconduct or error, and the precautions we take to detect and prevent this activity may not be effective in all cases.

We are generally subject to risks inherent in doing business in the financial markets, and any failure to develop effective compliance and reporting systems could result in regulatory penalties in the applicable jurisdiction and our business could be adversely affected.

There are certain additional political, economic, legal, regulatory, operational and other risks inherent in doing business in international financial markets. These risks include:

●	less developed automation in exchanges, depositories and national clearing systems,

●	additional or unexpected changes in regulatory and capital requirements,

●	the impact of the laws and regulations of foreign governmental and regulatory authorities of each country in which we conduct business,

●	possible nationalization, expropriation and regulatory, political and price controls,

●	difficulties in staffing and managing international operations,

●	capital controls and other restrictive governmental actions,

●	any failure to develop effective compliance and reporting systems, which could result in regulatory penalties in the applicable jurisdiction,

●	fluctuations in currency exchange rates,

●	reduced protections for intellectual property rights,

●	adverse labor laws,

●	outbreak of hostilities, and

●	potentially adverse tax consequences arising from compliance with foreign laws and regulations to which our international subsidiaries are subject.

In many countries, the laws and regulations applicable to the securities and financial services industries are uncertain and evolving, and it may be difficult for us to determine the exact requirements of local laws in every market. Our inability to remain in compliance with local laws and regulations in a particular foreign market could have a significant and negative effect not only on our businesses in that market but also on our reputation generally. If we are unable to manage any of these risks effectively, our business could be adversely affected.

If the value of the U.S. dollar against RMB in which we pay expenses continues to decline or if the value of the U.S. dollar against RMB in which we earn revenues improves dramatically, our financial results could suffer.

Significant exchange rate fluctuations can impact our results. Significant movements in the U.S. dollar against RMB, in which we pay expenses or earn profits may have an adverse effect on our financial results. Potential movements in the U.S. dollar against RMB in which we earn revenues could also adversely affect our financial results.

We may not be able to obtain additional financing, if needed, on terms that are acceptable, which could prevent us from developing or enhancing our business, taking advantage of future opportunities or responding to competitive pressure or unanticipated requirements.

Our business is dependent upon the availability of adequate funding and sufficient capital. If for any reason we need to raise additional funds, we may not be able to obtain additional financing when needed. If we cannot raise additional funds on acceptable terms, we may not be able to develop or enhance our business, take advantage of future opportunities or respond to competitive pressure or unanticipated requirements.

We may not be able to protect our intellectual property rights or may be prevented from using intellectual property necessary for our business.

Our success is dependent, in part, upon our intellectual property. We generally rely primarily on trade secret, contract, copyright and trademark laws to establish and protect our rights to our proprietary technology, methods and products. It is possible that third parties may copy or otherwise obtain and use our proprietary technology without authorization or otherwise infringe on our rights. We cannot assure you that any of the rights granted under any patent, copyright or trademark that we may obtain will protect our competitive advantages. In addition, the laws of some foreign countries may not protect our proprietary rights to the same extent as the laws in the U.S. We may also face claims of infringement that could interfere with our ability to use technology that is material to our business operations. This may limit the comprehensiveness and quality of the data we are able to distribute or sell. In the future, we may have to rely on litigation to enforce our intellectual property rights, protect our trade secrets, determine the validity and scope of the proprietary rights of others or defend against claims of infringement or invalidity. Any such claims or litigation, whether successful or unsuccessful, could result in substantial costs and the diversion of resources and the attention of management, any of which could negatively affect our business. Responding to these claims could also require us to enter into royalty or licensing agreements with the third parties claiming infringement. Such royalty or licensing agreements, if available, may not be available on terms acceptable to us.

We may experience technology failures while developing and enhancing our software.

In order to maintain our competitive advantage, our software is under continuous development. There is risk that software failures may occur and result in service interruptions and have other unintended consequences, which could have a material adverse effect on our business, financial condition and results of operations.

Our operations depend on the performance of the Internet infrastructure and fixed telecommunications networks in China.

Almost all access to the Internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. We primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and Internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s Internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. We cannot assure you that the Internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in Internet usage. In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and Internet services rise significantly, our results of operations may be adversely affected. Furthermore, if Internet access fees or other charges to Internet users increase, our user traffic may decline, and our business may be harmed.

Any significant disruption in service on our platform or in our computer systems, including events beyond our control, could prevent us from processing or posting transactions on our platform, reduce the attractiveness of our platform and result in a loss of borrowers or investors.

In the event of a platform outage and physical data loss, our ability to perform our servicing obligations, process applications or make trades available on our platform would be materially and adversely affected. The satisfactory performance, reliability and availability of our platform and our underlying network infrastructure are critical to our operations, customer service, reputation and our ability to retain existing and attract new borrowers and investors. Our operations depend on our ability to protect our systems against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm our systems, criminal acts and similar events. If there is a lapse in service or damage to our facilities, we could experience interruptions in our service as well as delays and additional expense in arranging new facilities. Any interruptions or delays in our service, whether as a result of third-party error, our error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with our borrowers and investors and our reputation. Additionally, in the event of damage or interruption, our insurance policies currently in place may not adequately compensate us for any losses that we may incur.

Our platform and internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected.

Our platform and internal systems rely on software that is highly technical and complex. In addition, our platform and internal systems depend on the ability of such software to store, retrieve, process and manage immense amounts of data. The software on which we rely has contained, and may now or in the future contain, undetected errors or bugs. Some errors may only be discovered after the code has been released for external or internal use. Errors or other design defects within the software on which we rely may result in a negative experience for our users, delay introductions of new features or enhancements, result in errors or compromise our ability to protect user data or our intellectual property. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation, loss of user or liability for damages, any of which could adversely affect our business, results of operations and financial conditions.

The financial markets in which we operate are generally affected by seasonality which could have a material adverse effect on our financial performance in a given period.

Traditionally, the financial markets around the world experience lower volume during the summer and at the end of the year due to a general slowdown in the business environment and, therefore, our transaction volume levels may decrease during those periods. The timing of the holidays also affects transaction volume. These factors could have a material adverse effect on our financial performance in a given period.

We operate in a rapidly evolving business environment. If we are unable to adapt our business effectively to keep pace with these changes, our ability to succeed will be adversely affected, which could have a material adverse effect on our business, financial condition and results of operations.

The pace of change in our industry is extremely rapid. Operating in such a rapidly changing business environment involves a high degree of risk. Our ability to succeed will depend on our ability to adapt effectively to these changing market conditions. If we are unable to keep up with rapid technological changes, we may not be able to compete effectively. To remain competitive, we must continue to enhance and improve the responsiveness, functionality, accessibility and features of our proprietary software, network distribution systems and technologies. Our business environment is characterized by rapid technological changes, changes in use and customer requirements and preferences, frequent product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render our existing proprietary technology and systems obsolete. Our success will depend, in part, on our ability to:

●	develop, license and defend intellectual property useful in our business,

●	enhance our existing services,

●	develop new services and technologies that address the increasingly sophisticated and varied needs of our prospective customers,

●	respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis,

●	respond to the demand for new services, products and technologies on a cost-effective and timely basis, and

●	adapt to technological advancements and changing standards to address the increasingly sophisticated requirements and varied needs of our prospective customers.

We cannot assure you that we will be able to respond in a timely manner to changing market conditions or customer requirements. The development of proprietary electronic trading technology entails significant technical, financial and business risks. Further, the adoption of new Internet, networking or telecommunications technologies may require us to devote substantial resources to modify, adapt and defend our technology. We cannot assure you that we will successfully implement new technologies or adapt our proprietary technology and transaction-processing systems to customer requirements or emerging industry standards, or that we will be able to successfully defend any challenges to any technology we develop. Any failure on our part to anticipate or respond adequately to technological advancements, customer requirements or changing industry standards, or any significant delays in the development, introduction or availability of new services, products or enhancements, could have a material adverse effect on our business, financial condition and results of operations.

Lack of liquidity or access to capital could impair our business and financial condition.

Liquidity, or ready access to funds, is essential to our business. We expend significant resources investing in our business, particularly with respect to our technology and service platforms. As a result, reduced levels of liquidity could have a significant negative effect on us. Some potential conditions that could negatively affect our liquidity include:

●	illiquid or volatile markets,

●	diminished access to debt or capital markets,

●	unforeseen cash or capital requirements, or

●	regulatory penalties or fines, or adverse legal settlements or judgments.

The capital and credit markets continue to experience varying degrees of volatility and disruption. In some cases, the markets have exerted downward pressure on availability of liquidity and credit capacity for businesses similar to ours. Without sufficient liquidity, we could be required to limit or curtail our operations or growth plans, and our business would suffer. Notwithstanding the self-funding nature of our operations, we may sometimes be required to fund timing differences arising from the delayed receipt of client funds associated with the settlement of client transactions in securities markets. These timing differences are funded either with internally generated cash flow or, if needed, with funds drawn under our revolving credit facility. We may also need access to capital in connection with the growth of our business, through acquisitions or otherwise. In the event current resources are insufficient to satisfy our needs, we may need to rely on financing sources such as bank debt. The availability of additional financing will depend on a variety of factors such as:

●	market conditions,

●	the general availability of credit,

●	the volume of trading activities,

●	the overall availability of credit to the financial services industry,

●	our credit ratings and credit capacity, and

●	the possibility that our lenders could develop a negative perception of our long- or short-term financial prospects is a result of industry- or company-specific considerations. Similarly, our access to funds may be impaired if regulatory authorities or rating organizations take negative actions against us.

Disruptions, uncertainty or volatility in the capital and credit markets may also limit our access to capital required to operate our business. Such market conditions may limit our ability to satisfy statutory capital requirements, generate commission, fee and other market-related revenue to meet liquidity needs and access the capital necessary to grow our business. As such, we may be forced to delay raising capital, issue different types of capital than we would otherwise, less effectively deploy such capital, or bear an unattractive cost of capital, which could decrease our profitability and significantly reduce our financial flexibility.

Our business could be materially adversely affected as a result of the risks associated with acquisitions and investments.

We may pursue further acquisitions and investments in the future. These transactions are accompanied by risks. For instance, an acquisition could have a negative effect on our financial and strategic position and reputation or the acquired business could fail to further our strategic goals. Moreover, we may not be able to successfully integrate acquired businesses into ours, and therefore we may not be able to realize the intended benefits from an acquisition. We may have a lack of experience in new markets, products or technologies brought on by the acquisition and we may have an initial dependence on unfamiliar supply or distribution partners. An acquisition may create an impairment of relationships with customers or suppliers of the acquired business or our advisors or suppliers. All of these and other potential risks may serve as a diversion of our management’s attention from other business concerns, and any of these factors could have a material adverse effect on our business.

We operate in an intensely competitive industry, which could cause us to lose advisors and their assets.

Many of our competitors have substantially greater resources than we do and may offer a broader range of products and services across more markets. Some operate in a different regulatory environment than we do, which may give them certain competitive advantages in the services they offer. For example, certain of our competitors only provide clearing services and consequently would not have any supervision or oversight liability relating to actions of their financial advisors. We believe that competition within our industry will intensify as a result of consolidation and acquisition activity and because new competitors face few barriers to entry, which could adversely affect our ability to recruit new advisors and retain existing advisors. If current or potential clients decide to use our competitors, we could face a significant decline in market share, future fee revenues and future net income.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits. Additionally, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

The economy in China has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our users by increasing the fees of our services, our financial condition and results of operations may be adversely affected.

The laws and regulations governing the financial industry in China are developing and evolving rapidly. If any of our business practices is deemed to violate any PRC laws or regulations, our business, financial condition and results of operations would be materially and adversely affected.

Due to the relatively short history of the finance industry in China, the PRC government has yet to establish a comprehensive regulatory framework governing our industry. To comply with existing laws, regulations, rules and governmental policies relating to the online finance industry, we have implemented various policies and procedures to conduct our business and operations. However, due to the lack of detailed rules and the fact that the relevant laws, regulations and rules are expected to continue to evolve, we cannot be certain that our existing practices would not be deemed to violate any existing or future rules, laws and regulations. As of the date of this report, we have never been subject to any material fines or other penalties under any PRC laws or regulations, including those governing our industry in China. However, to the extent that we are not able to fully comply with any existing or new regulations when they are promulgated, our business, financial condition and results of operations may be materially and adversely affected. We are unable to predict with certainty the impact, if any, that future legislation, judicial precedents or regulations relating to the online consumer finance industry will have on our business, financial condition and results of operations. Furthermore, the growth in the popularity of online consumer finance increases the likelihood that the PRC government will seek to further regulate this industry.

Our operations may be adversely affected by international communication failures, which may affect trade executions and data updates.

Any significant disruption in service on our platforms, our computer systems or third-party service providers’ systems, including events beyond our control, could reduce the attractiveness of our platforms and result in a loss of customers or investors. In the event of a platform outage and physical data loss, our ability to perform our servicing obligations, and process loan applications would be materially and adversely affected. The satisfactory performance, reliability and availability of our platforms and our underlying network infrastructure are critical to our operations, customer service, reputation, and ability to retain existing and attract new customers, investors and institutional funding partners. Our operations depend on our ability to protect our systems against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses, or attempts to harm our systems, criminal acts and similar events. Any interruptions or delays in our service, whether as a result of third-party or our error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with our customers, investors and institutional funding partners and our reputation. Our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage. These factors could prevent us from processing loans, damage our brand and reputation, divert our employees’ attention, subject us to liability and cause customers, investors and institutional funding partners to abandon our platforms, any of which could adversely affect our business, financial condition and results of operations.

Our platforms and internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected.

Our platforms and internal systems rely on software that is highly technical and complex. In addition, our platform and internal systems depend on the ability of such software to store, retrieve, process and manage immense amounts of data. The software on which we rely has contained, and may now or in the future contain, undetected errors or bugs. Errors or other design defects within the software on which we rely may result in a negative experience for customers and funding sources, delay introductions of new features or enhancements, result in errors or compromise our ability to protect customer or investor data or our intellectual property. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation, loss of customers or investors or liability for damages, any of which could adversely affect our business, results of operations and financial condition.

Uncertainties relating to the growth and profitability of the e-commerce industry in China could adversely affect our operating revenue and business prospects.

Our future results of operations will depend on numerous factors affecting the development of the e-commerce industry in China, which may be beyond our control. These factors include:

●	the growth of Internet, broadband, personal computer and mobile penetration and usage in China, and the rate of any such growth,

●	the level of trust and confidence of Chinese consumers in online trading, as well as changes in investor demographics and investor tastes and preferences,

●	whether alternative lending channels or business models that better address the needs of investor emerge in China, and

●	the development of fulfillment, payment and other ancillary services associated with online purchases.

Unfavorable developments in domestic and international politics, including military conflicts, political turmoil and social instability, may also adversely affect investor confidence and reduce investments, which could in turn materially and adversely affect our growth and profitability.

Any negative publicity or investor complaints with respect to us, investor and our service providers may materially and adversely affect our business and results of operations.

The reputation of our brands is critical to our business and competitiveness. Any malicious or negative publicity or any publicized incidents in connection with the use of our services, whether or not we are negligent or at fault, including but not limited to those relating to our management, business, compliance with the law, financial conditions or prospects, whether with or without merit, could severely compromise our reputation and harm our business and operating results.

As China’s online investing industry is new and the regulatory framework for this industry is also evolving, negative publicity about this industry and the market segment in which we operate may arise from time to time. Negative publicity about China’s online investing industry in general may also have a negative impact on our reputation, regardless of whether or not we have engaged in any inappropriate activities. The PRC government has recently instituted specific rules, including the Guidelines, Interim Measures and the CBRC Circular 26, to develop a more transparent regulatory environment for the online consumer finance industry. Any players in China’s online consumer finance industry who are not in compliance with these regulations may adversely impact the reputation of the industry as a whole. Furthermore, any negative development or perception of the consumer finance industry as a whole, including campus lending, even if factually incorrect or based on isolated incidents or as result of conduct by other market players, could compromise our image, undermine our trust and credibility, and negatively impact our ability to attract new customers, investors and institutional funding partners. Negative developments in the consumer finance industry, such as widespread customer defaults, fraudulent behavior, the closure of other online consumer finance platforms, or incidents indirectly resulting from the accumulation of large amounts of debt and inability to repay by any particular customer, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted by market players in the consumer finance industry. For instance, since 2015, there has been a number of reports of business failures of, or accusations of fraud and unfair dealing against, certain companies in the consumer finance industry in China. If customers, investors or institutional funding partners associate our company with these companies, they may be less willing to engage in borrowing or funding activities on our platform. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected.

Our business is dependent on our ability to maintain relationships with our business partners and other third parties, and at the same time, we are subject to risks associated with our business partners and other third parties.

We currently rely on a number of business partners and other third parties in various aspects of our business. In addition, we cooperate with a number of business partners and other third parties to deliver our services to our customers. Furthermore, if third-party service providers fail to function properly, we cannot assure you that we would be able to find an alternative in a timely and cost-efficient manner, or at all. Pursuing, establishing and maintaining relationships with business partners and other third parties, as well as integrating their data and services with our system, require significant time and resources.

The smooth operation of our business also depends on the compliance by our business partners and other third parties with applicable laws and regulations. Any negative publicity about business partners and other third parties, such as negative publicity about their loan collection practices and any failure by them to adequately protect the information of our customers and investors, to comply with applicable laws and regulations or to otherwise meet required quality and service standards, could harm our reputation. If any of the foregoing were to occur, our business and results of operations could be materially and adversely affected. Our reputation is associated with these business partners and other third parties, and if any of the foregoing were to occur, our reputation may suffer.

Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities. Together, these government authorities promulgate and enforce regulations that cover many aspects of the operation of the online retail and the online finance industries. The PRC government extensively regulates the Internet industry. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

We have made efforts to obtain all the applicable licenses and permits. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government determines that we are operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue the relevant parts of our business or to impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

Risks Relating to Our Corporate Structure

We will likely not pay dividends in the foreseeable future.

Dividend policy is subject to the discretion of our Board of Directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. There is no assurance that our Board of Directors will declare dividends even if we are profitable. The payment of dividends by entities organized in China is subject to limitations as described herein. Under BVI law, we may only pay dividends from profits of our company, or credits standing in our Company’s share premium account, and we must be solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the realizable value of assets of our Company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account, and our capital. Pursuant to the Chinese enterprise income tax law, dividends payable by a foreign investment entity to its foreign investors are subject to a withholding tax of 10%. Similarly, dividends payable by a foreign investment entity to its Hong Kong investor who owns 25% or more of the equity of the foreign investment entity is subject to a withholding tax of 5%. The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. The transfer to this reserve must be made before distribution of any dividend to shareholders.

Our business may be materially and adversely affected if any of our Chinese subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding.

The Enterprise Bankruptcy Law of China provides that an enterprise may be liquidated if the enterprise fails to settle its debts as and when they fall due and if the enterprise’s assets are, or are demonstrably, insufficient to clear such debts. Our Chinese subsidiaries hold certain assets that are important to our business operations. If any of our Chinese subsidiaries undergoes a voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Wholly Owned Foreign Entity (WOFE) is required to allocate a portion of its after-tax profits, to the statutory reserve fund, and as determined by its Board of Directors, to the staff welfare and bonus funds, which may not be distributed to equity owners.

Pursuant to Company Law of P.R. China (2013 Revision), Wholly Foreign-Owned Enterprise Law of the P.R. China (2000 Revision) and Implementing Rules for the Law of the People’s Republic of China on Wholly Foreign Owned Enterprises (2014 Revision), our WOFE entity is required to allocate a portion of its after-tax profits, to the statutory reserve fund, and in its discretion, to the staff welfare and bonus funds. No lower than 10% of an enterprise’s after tax-profits should be allocated to the statutory reserve fund. When the statutory reserve fund account balance is equal to or greater than 50% of the WOFE’s registered capital, no further allocation to the statutory reserve fund account is required. WOFE determines, in its own discretion, the amount contributed to the staff welfare and bonus funds. These reserves represent appropriations of retained earnings determined according to Chinese law.

Our failure to obtain prior approval of the China Securities Regulatory Commission for the listing and trading of our common shares on a foreign stock exchange could have a material adverse effect upon our business, operating results, reputation and trading price of our common shares.

On August 8, 2006, six Chinese regulatory agencies, including the Ministry of Commerce of the People’s Republic of China (“MOFCOM”), jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rule”), which was amended on June 22, 2009. The M&A Rule contains provisions that require that an offshore special purpose vehicle (“SPV”) formed for listing purposes and controlled directly or indirectly by Chinese companies or individuals shall obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published procedures specifying documents and materials required to be submitted to it by an SPV seeking CSRC approval of overseas listings. However, the application of the M&A Rule remains unclear with no consensus currently existing among leading Chinese law firms regarding the scope and applicability of the CSRC approval requirement. The CSRC has not issued any such definitive rule or interpretation, and we have not chosen to voluntarily request approval under the M&A Rule.

If we fail to maintain continuing compliance with the PRC state regulatory rules, policies and procedures applicable to our industry, we may risk losing certain preferential tax and other treatments which may adversely affect the viability of our current corporate structure, corporate governance and business operations.

According to the Guidelines on Foreign Investment issued by the State Council in 2002 and the Catalog on Foreign Invested Industries (2017 Revision) issued by the National Development and Reform Commission and MOFCOM, IT services fall into the category of industries in which foreign investment is encouraged. The State Council has promulgated several notices since 2000 to launch favorable policies for IT services, such as preferential tax treatments and credit support. Under rules and regulations promulgated by various Chinese government agencies, enterprises that have met specified criteria and are recognized as software enterprises by the relevant government authorities in China are entitled to preferential treatment, including financing support, preferential tax rates, export incentives, discretion and flexibility in determining employees’ welfare benefits and remuneration. Software enterprise qualifications are subject to annual examination. Enterprises that fail to meet the annual examination standards will lose the favorable enterprise income tax treatment. Enterprises exporting software or producing software products that are registered with the relevant government authorities are also entitled to preferential treatment including governmental financial support, preferential import, export policies and preferential tax rates. If and to the extent we fail to maintain compliance with such applicable rules and regulations, our operations and financial results may be adversely affected.

Risks Related to Doing Business in China

Adverse changes in political, economic and other policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could materially and adversely affect the growth of our business and our competitive position.

Our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between the Renminbi and foreign currencies, and regulate the growth of the general or specific market. While the Chinese economy has experienced significant growth in the past 30 years, growth has been uneven, both geographically and among various sectors of the economy. Furthermore, the current global economic crisis is adversely affecting economies throughout the world. As the PRC economy has become increasingly linked with the global economy, China is affected in various respects by downturns and recessions of major economies around the world. The various economic and policy measures enacted by the PRC government to forestall economic downturns or bolster China’s economic growth could materially affect our business. Any adverse change in the economic conditions in China, in policies of the PRC government or in laws and regulations in China could have a material adverse effect on the overall economic growth of China and market demand for our outsourcing services. Such developments could adversely affect our businesses, lead to reduction in demand for our services and adversely affect our competitive position.

Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since the late 1970s, the PRC government has been building a comprehensive system of laws and regulations governing economic matters in general. The overall effect has been to significantly enhance the protections afforded to various forms of foreign investments in China. We conduct our business primarily through our subsidiaries established in China. These subsidiaries are generally subject to laws and regulations applicable to foreign investment in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we plan to enter into with our business partners, clients and suppliers. In addition, such uncertainties, including any inability to enforce our contracts, together with any development or interpretation of PRC law that is adverse to us, could materially and adversely affect our business and operations. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other more developed countries. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

U.S. regulators’ ability to conduct investigations or enforce rules in China is limited.

The majority of our operations conducted outside of the U.S. As a result, it may not be possible for the U.S. regulators to conduct investigations or inspections, or to effect service of process within the U.S. or elsewhere outside China on us, our subsidiaries, officers, directors and shareholders, and others, including with respect to matters arising under BVI or U.S. federal or state securities laws. China does not have treaties providing for reciprocal recognition and enforcement of judgments of courts with the U.S. and many other countries. As a result, recognition and enforcement in China of these judgments in relation to any matter, including U.S. securities laws and the laws of the BVI, may be difficult or impossible.

We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of the stock of our operating company.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the PRC State Administration of Taxation on December 10, 2009, or Circular 698, where a foreign investor transfers the equity interests of a PRC resident enterprise indirectly by way of the sale of equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the foreign investor should report such Indirect Transfer to the competent tax authority of the PRC resident enterprise. The PRC tax authority will examine the true nature of the Indirect Transfer, and if the tax authority considers that the foreign investor has adopted an abusive arrangement in order to avoid PRC tax, they will disregard the existence of the overseas holding company and re-characterize the Indirect Transfer and as a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at the rate of up to 10%. In addition, the PRC resident enterprise is supposed to provide necessary assistance to support the enforcement of Circular 698. At present, the PRC tax authorities will neither confirm nor deny that they would enforce Circular 698, in conjunction with other tax collection and tax withholding rules, to make claims against our PRC subsidiaries as being indirectly liable for unpaid taxes, if any, arising from Indirect Transfers by shareholders who did not obtain their common shares in the public offering of our common shares.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, limit their ability to distribute profits to us, or otherwise materially and adversely affect us.

On July 4, 2014, the PRC State Administration of Foreign Exchange (“SAFE”) promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaced the former Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles (generally known as SAFE Circular 75) promulgated by SAFE on October 21, 2005. On February 13, 2015, SAFE further promulgated the Circular on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Circular 13, which took effect on June 1, 2015. This SAFE Circular 13 has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

These circulars require PRC residents to register with qualified banks in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, which is referred to in SAFE Circular 37 as a “special purpose vehicle.” These circulars further require amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC residents, share transfer or exchange, merger, division or other material events. In the event that a PRC resident holding interests in a special purpose vehicle fails to complete the required SAFE registration, the PRC subsidiary of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

Xiangdong Wen and Zhen Fan have completed their SAFE Circular 37 registration. Our other beneficial owners who are PRC citizens have applied to qualified bank in Beijing for Circular 37 registration. It is expected that such registration will be completed in the third quarter of 2018. We cannot provide any assurances that such registration will be completed in a timely manner. Failure by such shareholders or beneficial owners to comply with Circular 37 could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiary’s ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

As an offshore holding company of our PRC subsidiary, we may make loans to our PRC subsidiary, or we may make additional capital contributions to our PRC subsidiary. Any loans to our PRC subsidiary are subject to PRC regulations and approvals. For example, loans by us to our PRC subsidiary in China, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local counterpart.

We may also decide to finance our PRC subsidiary through capital contributions. These capital contributions must be approved by MOFCOM or its local counterpart. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or controlled PRC affiliate or capital contributions by us to our subsidiaries or any of their respective subsidiaries. If we fail to receive such registrations or approvals, our ability to capitalize our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

On June 15, 2016, SAFE promulgated the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular No.16. SAFE Circular No. 16 stipulates that the use of capital by foreign-invested enterprises, or FIEs shall follow “the principle of authenticity and self-use” within the business scope of such FIEs. The capital of an FIE and capital in Renminbi obtained by the FIE from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

We cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or controlled PRC affiliate or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to use our future revenues effectively and the ability of our PRC subsidiary to obtain financing.

The PRC government imposes control on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Restrictions on currency conversion imposed by the PRC government may limit our ability to use our future revenues generated in Renminbi to fund our expenditures denominated in foreign currencies or our business activities outside China. Under China’s existing foreign exchange regulations, Renminbi may be freely converted into foreign currency for payments relating to current account transactions, which include among other things dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. Our PRC subsidiary is able to pay dividends in foreign currencies to us without prior approval from SAFE, by complying with certain procedural requirements. Our PRC subsidiary may also retain foreign currency in their respective current account bank accounts for use in payment of international current account transactions. However, we cannot assure you that the PRC government will not take measures in the future to restrict access to foreign currencies for current account transactions. Conversion of Renminbi into foreign currencies, and of foreign currencies into Renminbi, for payments relating to capital account transactions, which principally includes investments and loans, generally requires the approval of SAFE and other relevant PRC governmental authorities. Restrictions on the convertibility of the Renminbi for capital account transactions could affect the ability of our PRC subsidiary to make investments overseas or to obtain foreign currency through debt or equity financing, including by means of loans or capital contributions from us. We cannot assure you that the registration process will not delay or prevent our conversion of Renminbi for use outside of China.

We may be classified as a “resident enterprise” for PRC enterprise income tax purposes; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

The Enterprise Income Tax Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered PRC tax resident enterprises and will generally be subject to the uniform 25% PRC enterprise income tax rate on their global income. In addition, a tax circular issued by the State Administration of Taxation on April 22, 2009 regarding the standards used to classify certain Chinese-invested enterprises established outside of China as resident enterprises clarified that dividends and other income paid by such resident enterprises will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC enterprise shareholders. This recent circular also subjects such resident enterprises to various reporting requirements with the PRC tax authorities. Under the implementation rules to the Enterprise Income Tax Law, a de facto management body is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and other assets of an enterprise. In addition, the tax circular mentioned above details that certain Chinese-invested enterprises will be classified as resident enterprises if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights.

Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining de facto management bodies which are applicable to our company or our overseas subsidiary. If our company or any of our overseas subsidiaries is considered a PRC tax resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, our company or our overseas subsidiary will be subject to the uniform 25% enterprise income tax rate as to our global income as well as PRC enterprise income tax reporting obligations. Second, although under the Enterprise Income Tax Law and its implementing rules dividends paid to us from our PRC subsidiary would qualify as tax-exempted income, we cannot assure you that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, dividends payable by us to our investors and gain on the sale of our common shares may become subject to PRC withholding tax. It is possible that future guidance issued with respect to the new resident enterprise classification could result in a situation in which a withholding tax of 10% for our non-PRC enterprise investors or a potential withholding tax of 20% for individual investors is imposed on dividends we pay to them and with respect to gains derived by such investors from transferring our common shares. In addition to the uncertainty in how the new resident enterprise classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. If we are required under the Enterprise Income Tax law to withhold PRC income tax on our dividends payable to our foreign shareholders, or if you are required to pay PRC income tax on the transfer of our common shares under the circumstances mentioned above, the value of your investment in our common shares may be materially and adversely affected. It is unclear whether, if we are considered a PRC resident enterprise, holders of our common shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

As a holding company, we conduct substantially all of our business through our consolidated subsidiaries incorporated in China. We may rely on dividends paid by our PRC subsidiary for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in China is subject to limitations. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Our PRC subsidiary is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the aggregate amount of such reserves reaches 50% of its respective registered capital. As a result, our PRC subsidiary is restricted in their ability to transfer a portion of their net assets to us in the form of dividends. In addition, if our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitations on the ability of our PRC subsidiary to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

Our current employment practices may be restricted under the PRC Labor Contract Law and our labor costs may increase as a result.

The PRC Labor Contract Law and its implementing rules impose requirements concerning contracts entered into between an employer and its employees and establishes time limits for probationary periods and for how long an employee can be placed in a fixed-term labor contract. Because the Labor Contract Law and its implementing rules have not been in effect very long and because there is lack of clarity with respect to their implementation and potential penalties and fines, it is uncertain how it will impact our current employment policies and practices. We cannot assure you that our employment policies and practices do not, or will not, violate the Labor Contract Law or its implementing rules and that we will not be subject to related penalties, fines or legal fees. If we are subject to large penalties or fees related to the Labor Contract Law or its implementing rules, our business, financial condition and results of operations may be materially and adversely affected. In addition, according to the Labor Contract Law and its implementing rules, if we intend to enforce the non-compete provision with an employee in a labor contract or non-competition agreement, we have to compensate the employee on a monthly basis during the term of the restriction period after the termination or ending of the labor contract, which may cause extra expenses to us. Furthermore, the Labor Contract Law and its implementation rules require certain terminations to be based upon seniority rather than merit, which significantly affects the cost of reducing workforce for employers. In the event we decide to significantly change or decrease our workforce in the PRC, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our circumstances or in a timely and cost-effective manner, thus our results of operations could be adversely affected.

Risks Related to Ownership of our Common Shares

If our financial condition deteriorates as a NASDAQ listed company, we may not meet continued listing standards on the NASDAQ Capital Market.

Our securities are currently listed for trading on the NASDAQ Capital Market. The NASDAQ Capital Market requires companies to fulfill specific requirements in order for their securities to continue to be listed. If our common shares are delisted from the NASDAQ Capital Market at some later date, our shareholders could find it difficult to sell our common shares. In addition, if our common shares are delisted from the NASDAQ Capital Market at some later date, we may apply to have our common shares quoted on the Bulletin Board or in the “pink sheets” maintained by the National Quotation Bureau, Inc. The Bulletin Board and the “pink sheets” are generally considered to be less efficient markets than the NASDAQ Capital Market. In addition, if our common shares are delisted at some later date, our common shares may be subject to the “penny stock” regulations. These rules impose additional sales practice requirements on broker-dealers that sell low-priced securities to persons other than established customers and institutional accredited investors and require the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. As a result, the ability or willingness of broker-dealers to sell or make a market in our common shares might decline. If our common shares are delisted from the NASDAQ Capital Market at some later date or become subject to the penny stock regulations, it is likely that the price of our common shares would decline and that our shareholders would find it difficult to sell their common shares. In addition, we have relied on an exemption to the blue-sky registration requirements afforded to “covered securities.” Securities listed on the NASDAQ Capital Market are “covered securities.”

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime. As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

Common shares eligible for future sale may adversely affect the market price of our common shares, as the future sale of a substantial amount of outstanding common shares in the public marketplace could reduce the price of our common shares.

The market price of our common shares could decline as a result of sales of substantial amounts of our common shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our common shares.

Our officers, directors and principal shareholders own a significant percentage of our common shares and will be able to exert significant control over matters subject to shareholder approval.

Our officers, directors and 5% or greater shareholders, in the aggregate, beneficially own approximately 63.4% of our outstanding common shares. Specifically, our chief executive officer and Chairman, in the aggregate, beneficially own 32.6%, which, in turn, will allow such shareholders to exert substantial influence over matters such as electing directors and approving mergers or other business combination transactions. As a result, our officers, directors and 5% or greater shareholders possess substantial ability to impact our management and affairs and the outcome of matters submitted to shareholders for approval.  This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their common shares as part of a sale of our company and might reduce the price of our common shares. These actions may be taken even if they are opposed by our other shareholders. See “Principal Shareholders.”

We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a newly public company, and our management will be required to devote substantial time to new compliance matters, which could lower our profits or make it more difficult to run our business.

As a newly public company, we will incur significant legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements and costs of recruiting and retaining non-executive directors. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act and related rules implemented by the Securities and Exchange Commission, or the SEC, and NASDAQ. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. Our management will need to devote a substantial amount of time to ensure that we comply with all of these requirements. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common shares, fines, sanctions and other regulatory action and potentially civil litigation.

The market price of common shares may be volatile, which could cause the value of your investment to decline.

The market price of our common shares may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common shares in spite of our operating performance. In addition, our results of operations could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly results of operations, additions or departures of key management personnel, failure to meet analysts’ earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about our industry in or individual scandals, and in response the market price of our common shares could decrease significantly. You may be unable to resell your common shares of at or above the initial public offering price. In the past few years, stock markets have experienced extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources, or at all.

Future sales, or the perception of future sales, by us or our existing shareholders in the public market could cause the market price for our common shares to decline.

The sale of substantial amounts of common shares in the public market, or the perception that such sales could occur could harm the prevailing market price of our common shares. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. If any existing shareholders sell a substantial amount of common shares, the prevailing market price for our common shares could be adversely affected. Our executive officers, directors and certain of our existing shareholders will sign lock-up agreements with the underwriters that will, subject to certain customary exceptions, restrict the sale of our common shares and certain other securities held by them for 180 days following the date of this report. The underwriters may, in their sole discretion and at any time without notice, release all or any portion of the common shares subject to any such lock-up agreements. As restrictions on resale end, the market price of our common shares could drop significantly if the holders of our restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our common shares or other securities.

As the rights of shareholders under BVI law differ from those under U.S. law, you may have fewer protections as a shareholder.

Our corporate affairs will be governed by our Memorandum and Articles of Association, the BVI Business Companies Act, 2004, as amended (the “BVI Act”), and the common law of the BVI. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under BVI law are governed by the BVI Act and the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from the common law of England and the wider Commonwealth, which has persuasive, but not binding, authority on a court in the BVI. The rights of our shareholders and the fiduciary responsibilities of our directors under BVI law are largely codified in the BVI Act but are potentially not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the BVI has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. As a result of all of the above, holders of our common shares may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a U.S. company.

BVI companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.

Shareholders of BVI companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. Shareholders of a BVI company could, however, bring a derivative action in the BVI courts, and there is a clear statutory right to commence such derivative claims under Section 184C of the BVI Act. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The BVI courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the BVI, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the BVI of judgments obtained in the United States, although the courts of the BVI will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. The BVI Act offers some limited protection of minority shareholders. The principal protection under statutory law is that shareholders may apply to the BVI court for an order directing the company or its director(s) to comply with, or restraining the company or a director from engaging in conduct that contravenes, the BVI Act or the company’s Memorandum and Articles of Association. Under the BVI Act, the minority shareholders have a statutory right to bring a derivative action in the name of and on behalf of the company in circumstances where a company has a cause of action against its directors. This remedy is available at the discretion of the BVI court. A shareholder may also bring an action against the company for breach of duty owed to him as a member. A shareholder who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the BVI court for an order to remedy the situation.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the Board of Directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to BVI law and the constituent documents of the company. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s Memorandum and Articles of Association, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

The laws of the BVI may provide less protection for minority shareholders than those under U.S. law, so minority shareholders may have less recourse than they would under U.S. law if the shareholders are dissatisfied with the conduct of our affairs.

Under the laws of the BVI, the rights of minority shareholders are protected by provisions of the BVI Act dealing with shareholder remedies and other remedies available under common law (in tort or contractual remedies). The principal protection under statutory law is that shareholders may bring an action to enforce the constitutional documents of the company (i.e. the Memorandum and Articles of Association) as shareholders are entitled to have the affairs of the company conducted in accordance with the BVI Act and the Memorandum and Articles of Association of the company. A shareholder may also bring an action under statute if he feels that the affairs of the company have been or will be carried out in a manner that is unfairly prejudicial or discriminating or oppressive to him. The BVI Act also provides for certain other protections for minority shareholders, including in respect of investigation of the company and inspection of the company books and records. There are also common law rights for the protection of shareholders that may be invoked, largely dependent on English common law, since the common law of the BVI for business companies is limited.

We may not be able to pay any dividends on our common shares in the future due to BVI law.

Under BVI law, we may only pay dividends to our shareholders if the value of our assets exceeds our liabilities and we are able to pay our debts as they become due. We cannot give any assurance that we will declare dividends of any amounts, at any rate or at all in the future. Future dividends, if any, will be at the discretion of our Board of Directors, and will depend upon our results of operations, cash flows, financial condition, payment to us of cash dividends by our subsidiaries, capital needs, future prospects and other factors that our directors may deem appropriate.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to “emerging growth companies” will make our common shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” In particular, while we are an “emerging growth company” (1) we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, (2) we will be exempt from any rules that may be adopted by the PCAOB requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements, (3) we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (4) we will not be required to hold nonbinding advisory votes on executive compensation or shareholder approval of any golden parachute payments not previously approved. We currently intend to take advantage of the reduced disclosure requirements regarding executive compensation. If we remain an “emerging growth company” after fiscal 2018, we may take advantage of other exemptions, including the exemptions from the advisory vote requirements and executive compensation disclosures under the Dodd-Frank Wall Street Reform and Customer Protection Act, or the Dodd-Frank Act, and the exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act. In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards, meaning that the company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We may remain an “emerging growth company” until the fiscal year-end following the fifth anniversary of the completion of this initial public offering, though we may cease to be an “emerging growth company” earlier under certain circumstances, including (1) if we become a large accelerated filer, (2) if our gross revenue exceeds $1.07 billion in any fiscal year or (3) if we issue more than $1.0 billion in non-convertible notes in any three-year period. The exact implications of the JOBS Act are still subject to interpretations and guidance by the SEC and other regulatory agencies, and we cannot assure you that we will be able to take advantage of all of the benefits of the JOBS Act. In addition, investors may find our common shares less attractive if we rely on the exemptions and relief granted by the JOBS Act. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our stock price may decline and/or become more volatile.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

MMTEC, INC. (“MMTEC”) was founded on January 4, 2018 under the laws of the British Virgin Islands (the “BVI”). Our main operations are conducted through and by the People’s Republic of China (“PRC”) based operating entity, Gujia (Beijing) Technology Co., Ltd. (“Gujia”), based in Beijing, China. On April 20, 2018, we incorporated MM Fund Services Limited (“MM Fund”) for the purpose of providing administration services to the private equity funds industry. On May 28, 2018 and August 8, 2018, we incorporated MM Capital Management Limited (“MM Capital”) and MM Fund SPC (“MM SPC”), respectively, for the purpose of providing assets management and investment services to clients. On March 19, 2018, MMTEC acquired a wholly owned subsidiary, MM Future Technology Limited (“MM Future”). MM Future was incorporated in Hong Kong on October 31, 2017 for the purpose of being a holding company for the equity interest in Gujia. In addition, our company holds 24.9% of the outstanding securities of MMBD Trading Ltd., a BVI company limited by shares, which owns 100% of a US-registered broker-dealer, MM iGlobal, Inc. (“MM Global”), located in New York, NY. MM Global changed its corporate name to “MM Global Securities, Inc.” effective as of February 25, 2019. On March 15, 2019, we incorporated MM Global Capital Limited, a new wholly subsidiary of the Company organized under the laws of the British Virgin Islands. The original capitalization of the Company is 10,000 ordinary shares, all held by the Company. Currently, we intend to utilize this subsidiary to set up and engage in securities trading. However, there is no assurance that we will proceed as intended, if at all. We have developed and deployed a series of platforms which comprise a business chain that enables PRC-based hedge funds, mutual funds, registered investment advisors, proprietary trading groups, and brokerage firms to engage in securities market transactions and settlements globally.

We conduct our business through and based on distinct yet integrated business systems designed to provide support for our (i) Securities Dealers Trading System (securities registration and clearing, account management, risk management, quick trading and execution, and third party access middleware), (ii) Private Fund Investment Management System (multi-account management, fund valuation, risk management, quantitative trading access, liquidation and requisition management) and (iii) Mobile Transaction Individual Client System and PC Client System (Apple IOS, Android, PC, Web). We assist PRC-based financial institutions taking part in the overseas securities trading markets by providing them comprehensive Internet-based securities solutions. These PRC financial institutions, along with Hong Kong broker-dealer customers, may “white label” our trading interface (i.e., put their logos on it, make our trading interface available to their customers without referencing our name, as if it was developed by them in-house), or they can select from among our modular functionalities, such as order routing, trade reporting or clearing on specific products or exchanges where they may not have up-to-date technology to offer their customers a comprehensive range of services and products. We also help PRC-based hedge funds, mutual funds, proprietary trading groups to speed up their integration into the overseas market and offer them additional services, such as fund establishment, issuance, custody, transaction and settlement.

The Initial Public Offering

On January 7, 2019, we completed our initial public offering on the NASDAQ Capital Market under the symbol of “MTC”. We offered 1,800,000 common shares at $4 per share. Net proceeds raised by us from the initial public offering amounted to approximately $6,478,801 after deducting underwriting discounts and commissions and other offering expenses. Out of the $6.5 million net proceeds, $500,000 was deposited into an escrow account to satisfy the initial $500,000 in potential indemnification obligations arising during an escrow period of two years following the IPO closing date of January 7, 2019. On January 7, 2019, we sold additional 270,000 common shares at $4 per share. Net proceeds raised by us amounted to $993,600 after deducting underwriting discounts. As a result, we raised a total of $7,472,401 from the issuance of 2,070,000 shares of common stock in the January 2019 IPO.

We have earmarked and have been using the proceeds of the initial public offering as follows: approximately $3.13 million for research and development and additional hiring, approximately $1.86 million for sales and marketing; and balance of approximately $2.48 million for additional working capital.

B.	Business Overview

We provide comprehensive, Internet-based technology services and solutions to the Chinese language speaking hedge funds, mutual funds, registered investment advisors, proprietary trading groups, and brokerage firms engaging in securities market transactions and settlements globally. We help these financial institutions to accelerate their integration into the overseas market by offering complete suite trading solutions, including services such as fund establishment, issuance, custody, transaction and settlement. These financial institutions may “white label” our trading interface (i.e., put their logos on it, make our trading interface available to their customers without referencing our name), or they can select from among our modular functionalities, such as order routing, trade reporting or clearing on specific products or exchanges to offer their customers a comprehensive range of services and products.

Our Company was founded on January 4, 2018. We have developed and deployed a series of platforms, including the ETN Counter Business System, the PTN Private Fund Investment Management System, the Personal Mobile Transaction Client System, the PC Transaction Client System, the Individual and Institutional Integrated Account Management System, and the Quantitative Investment Transaction Platform, which comprise a business chain that enables Chinese language speaking hedge funds, mutual funds, registered investment advisors, proprietary trading groups, and brokerage firms to engage in securities market transactions and settlements globally.

We conduct our business through and based on distinct yet integrated business systems designed to provide support for (i) Securities Dealers Trading System (securities registration and clearing, account management, risk management, quick trading and execution, and third party access middleware), (ii) Private Fund Investment Management System (multi-account management, fund valuation, risk management, quantitative trading access, liquidation and requisition management) and (iii) Mobile Transaction Individual Client System and PC Client System (Apple IOS, Android, PC, Web). We assist PRC-based financial institutions in taking part in the overseas securities trading markets by providing them with comprehensive Internet-based securities solutions. These PRC financial institutions, along with Hong Kong broker-dealer customers may “white label” our trading interface (i.e., put their logos on it, make our trading interface available to their customers without referencing our name, as if it were their in house product), or they can select services from among our modular functionalities, such as order routing, trade reporting or clearing on specific products or exchanges where they may not have up-to-date technology to offer their customers a comprehensive range of services and products. We also help Chinese language speaking hedge funds, mutual funds, proprietary trading groups to speed up their integration with the overseas market and offer them additional services, such as fund establishment, issuance, custody, transaction and settlement.

Our System and Solutions

Securities Dealers Trading Support System

The Electric Trading Network Counter Management System (“ETN”) supports our institutional customers. The system consists of the following business modules:

●	Our account management system that provides customers with a highly adaptable multi-account management system that systematically manages multiple accounts, executes simultaneous transactions among the accounts and guarantees efficiency and fairness in transactions.

●	Our risk control system conducts comprehensive monitoring in the transaction execution process from initial position, decision-making to execution by setting the warning line and open line. It evaluates dynamic control of risks presented by scanning all asset units every 30 minutes. The system provides one-click opening and one-click query functions to facilitate operations by the risk control personnel, so that risks are controlled in a more timely and efficient manner. It supports multi-dimensional risk control and eliminates the transaction of highly risky stocks by setting up a stock pool in which such highly risky stocks are stored.

●	Our fast transaction system features in one-click booking, fast transaction and combined booking to rapidly and efficiently integrate the centralized transaction system to ensure efficiency and accuracy of transactions.

Private Fund Investment Management System

The Private Fund Trading Network Management System (“PTN”) is an in-house developed system that supports institutional customers. The system consists of the following modules:

●	Our account management system - the PTN investment management system sets up account management functions such as risk control, clearing, accounting, reporting, and trading, etc. for fund operating and investment.

●	Our fund valuation system - this system provides a package of valuation services, including valuation validation, investment monitoring, and information disclosure, with general and grouped valuation options provided to users upon demands.

●	Our fund risk management platform - this system provides all-round risk control management for users in the entire process from transaction, compliance to risk control on three dimensions: transaction risk control, process risk control and risk control setting.

●	Our quantitative transaction access – this system provides the user with efficient and fast quantitative transaction access modes including the standardized API and customized H5, SDK, APP, PC, to ensure rapid development and operation.

Mobile Transaction Individual Client System and PC Client System - As a result of our internal research and development efforts and upgrades, we have developed a mobile application for business transaction and social networking for our broker-dealer customers, and an efficient and fast transaction-only PC client system for their individual investor customers. This system provides the end users with real time comprehensive market information (bid/ask price, volume, breaking news, etc.) access through dedicated cross-border lines. We utilize dedicated Sino-US cross-border lines to provide end users with high-speed and stable market data, help them to apply for market licenses, and provide integrated market information-related solutions to the users, who may choose to pay monthly or yearly. We also provide end users with testing and debugging services.

Our Financial Technology Solutions

One-stop broker technology system solution - we provide the following solutions to our broker customers:

●	modular website building, online account opening system.

●	modular PC-based trading clients and mobile APP trading clients for retail customers.

●	market data center to help them apply for exchange quotations.

●	ETN investment management system, backstage ERP system and commission clearing and settlement system.

●	assistance to deployment system and undertaking operation and maintenance services.

One-stop private fund investment management fund solution – for small and medium-sized private funds with a management scale of more than $1 million and less than $100 million, we provide the following one-stop establishment and investment trading solutions to assist with:

●	establishing private equity funds, registration, administration and management of such funds.

●	building PTN investment management system, deployment of investment transaction, fund management, risk control, ERP and other modules.

●	opening trading accounts, handling valuation, liquidation and investment redemptions.

●	marketing.

Corporate History and Background

●	MMTEC, INC. –We formed MMTEC, INC., our BVI holding company on January 4, 2018.

●	MM Future Technology Limited – Our wholly-owned Hong Kong subsidiary, was incorporated on October 31, 2017.

●	Gujia (Beijing) Technology Co., Ltd – Our operating company in China and a wholly-owned subsidiary of MM Future Technology Limited.

●	MM Fund Services Limited – Our wholly-owned Cayman Islands subsidiary, which was incorporated on April 20, 2018 and dormant as of December 31, 2018.

●	MM Capital Management Limited – Our wholly-owned Cayman Islands subsidiary, which was incorporated on May 28, 2018 and dormant as of December 31, 2018.

●	MM Fund SPC – MM Fund SPC was incorporated on August 8, 2018, as a wholly-owned subsidiary of MM Capital Management Limited, and was dormant as of December 31, 2018.

●	Meimei Zhengtong (Beijing) Technology Co., Ltd. – Meimei Zhengtong (Beijing) Technology Co., Ltd., was a wholly-owned subsidiary of Gujia (Beijing) Technology Co., Ltd. and has been deregistered in 2018.

Gujia (Beijing) Technology Co., Ltd was established on June 9, 2015 under the laws of China with registered capital of RMB 10 million (approximately $1.51 million). Its original shareholders were Xiangdong Wen, who owned 75% and Peng Dong, which owned 25%. On January 29, 2016, Gujia increased its registered capital to RMB 20.83 million (approximately $3.15 million). As result of the capital contribution, Xiangdong Wen decreased his equity ownership to 48%, Peng Dong decreased his equity ownership to 12%, added an individual shareholder Zhen Fan, who owned 40%. On June 6, 2016, Gujia increased its registered capital to RMB 26.04 million (approximately $3.94 million). As result of the capital contribution, Xiangdong Wen decreased his equity ownership to 38.4%, Peng Dong decreased his equity ownership to 9.6%, and Zhen Fan decreased his equity ownership to 32%. New shareholders Beijing Yiyi Angel Investment Management Co. Ltd. owned 6.7%, Zhoushan Xianhe Investment Partnership (Limited Partnership) owned 10% and Shanghai Lanhong Investment Management Center (Limited Partnership) owned 3.3%. On November 30, 2017, Peng Dong transferred its 9.6% equity ownership to Xiangdong Wen; Beijing Yiyi Angel Investment Management Co. Ltd.  transferred its 6.7% equity ownership to Zhen Fan; Shanghai Lanhong Investment Management Center (Limited Partnership) transferred its 3.3% equity ownership to Zhen Fan, and Zhoushan Xianhe Investment Partnership (Limited Partnership) kept the same equity ownership as before. On January 29, 2018, Xiangdong Wen transferred his 48% equity ownership to MM Future Technology Limited, Zhen Fan transferred his 42% equity ownership to MM Future Technology Limited, Zhoushan Xianhe Investment Partnership (Limited Partnership) transferred its 10% equity ownership to MM Future Technology Limited. MM Future Technology Limited became the sole shareholder of Gujia (Beijing) Technology Co. Ltd. The paid-in capital of Gujia (Beijing) Technology Co. Ltd. is RMB 6,752,500.

Industry and Market Background

Over the past several years, China has seen a steady increase in the rate of individual net worth and investment appetite for domestic and overseas equity investments, including an increase in investment demand of private equity funds. As globalization of private wealth continues, it is estimated that the percentage of wealth of Chinese residents will rise from the current 4.8% to around 9.4% by 2020. The new market is estimated at approximately RMB13 trillion.

Chinese investors’ demand for securities investment is growing rapidly. According to the data from Securities Association of China, at the end of 2017, the total assets of China’s 131 securities companies were RMB 6.14 trillion, and their net equities were RMB 1.85 trillion. Chinese investors’ assets available for investments are growing at a high rate. In 2006, there were 70% of China’s personal investible assets invested in cash and deposits, with the remainder’s nearly half invested in real estate, and only a small amount of investible assets was in the capital markets. By 2017, the share of cash and deposits in individual investable assets has fallen to 41%, while the proportion of financial assets has risen significantly to 35%.

There are two main channels which can currently be utilized by Chinese investors to invest in the U.S. securities markets:

Ways to invest from within the PRC:

●	Qualified Domestic Institutional Investor (“QDII”): this status allows domestic investors to invest in publicly trading securities on foreign securities markets (excluding venture capital and private equity funds securities) via certain fund management institutions, insurance companies, securities companies and other assets management institutions which have been approved by China Securities Regulatory Commission (“CSRC”). These entities, in turn, offer investment opportunities to individual investors to invest in overseas stocks and fixed return securities.

●	Qualified Domestic Limited Partner: this status allows qualified domestic limited partners to invest in overseas private funds and private equities. Only a few companies have obtained this status to date.

●	Qualified Domestic Investment Enterprise: this platform allows mainland PRC investors to tap into a wider variety of foreign asset classes compared to the QDII by accessing offshore private equity, hedge funds and real assets, in addition to listed equities and debt securities that are already covered by the existing QDII. This platform is generally viewed as broad in scope, administration and lacking regulatory clarity.

●	Outbound Direct Investment – Chinese companies headquartered in the Shanghai Free Trade Zone may conduct almost all equity investments via this platform as it is not subject to any investment quotas. However, this platform is ill-suited for small scale operations as it only contemplates investments by institutional/corporate investors, not individuals.

●	Qualified Domestic Individual Investor is a new investment channel promoted by the Chinese government. It is expected to give PRC based individual investors who have at least RMB1 million of net assets more freedom to invest their money in overseas assets. It is expected that the PRC investors will be able to put money directly into overseas shares, bonds, mutual funds, insurance products, financial derivatives and property through this initiative. It is also expected to allow them to make direct investments in companies through mergers and acquisitions. No official date has been given for the launch of the scheme as of yet.

Ways to invest from outside of the PRC:

Many Chinese already have their assets in bank accounts outside China such as in Hong Kong, Singapore, Taiwan, U.S., or other countries. These investors may invest these funds in any available investment. We believe that these investors will benefit from a trading platform and service based in Mandarin Chinese.

Growth of Chinese private fund markets

There are several notable aspects of development of Chinese private fund industry in recent years:

●	Rapid rate of growth. According Asset Management Association of China, by the end of March 2018, the number of registered private fund managers has reached 23,400, with a total dollar amount of RMB 12.04 trillion. The number of registered private funds has reached 71,040.

●	Substantial number of QDII funds under management and amount of QDII quota. As of the first quarter of 2018, 31 fund management companies managed 135 QDII funds, with a total cumulative amount of $84.443 billion, with E Fund Management Co., Ltd., and China Asset Management Co., Ltd. reaching over $10 billion and $15.8 billion, respectively. As of April 2018, the quota of QDII approved by various securities institutions totaled $43.52 billion, the latest quota of insurance institutions was $3.28 billion, and the latest quota of trust institutions was $8.13 billion.

●	Increasing number of small and medium private funds with focus on overseas investment. As of March 2018, there were 210 registered private fund managers with a management fund of at least RMB 10 billion and above. Approximately 256 registered private funds manage between RMB 5 billion and RMB 10 billion, and 64 registered private funds - between RMB 2 billion and RMB 5 billion.

Competition

The development of financial information technology and the emergence of Internet securities brokers, such as Tigerbroker and Futu Securities, through an innovative Internet product development model, have changed the experience of the Internet trading platforms, by optimizing the account opening process, improving the market response rate, and impacting the traditional retail brokers. Traditional brokers mainly rely on conventional financial system providers for solutions. Financial technology companies provide various financial transaction solutions for their customers, including financial transactions such as online trading, front desk transactions and backstage clearing systems, which charge different costs according to different technical solutions.

There are several types of entities that provide investment system support in the U.S. securities markets for domestic (PRC) brokers and private funds.

●	The traditional retail brokerage system development company in USA. At present, there are no U.S. securities technology suppliers specialized in providing services for the Chinese market, most of U.S. securities technology suppliers have focus on domestic market, and there is no entire indigenous overseas investment system suit for Chinese market.

●	The traditional retail brokerage system development company in Hong Kong. At present, there are four mainstream technology suppliers in Hong Kong, which are Hundsun technology (HongKong) Inc., Ayers Solutions Limited, Ebroker Systems LTD and iAsia Online Systems Limited. Among these, Hundsun technology has a shareholding in Ayers Solutions Limited. Hundsun and iAsia are public companies.

●	The traditional private funds management system development company. Most of the large private funds use Bloomberg system, but we focus on the private equity funds with assets management amount between $1 million to $200 million, our main competitor in this field is Hundsun Technologies.

For the private funds’ administrator service, there are two types of companies that provide the service:

●	Traditional Hong Kong securities dealers, including Galaxy Securities (Hong Kong), Haitong International Securities, CITIC International Securities, BOC International, Guosen Securities (Hong Kong), engage in trades of Hong Kong as well as U.S. securities. These dealers mainly conduct their business through offline business departments of domestic (PRC) dealers. These dealers generally buy a system or use the U.S. broker system, offer a total solution for the private funds.

●	The traditional private funds fund administrator service, including Apex Fund Services, Citco Fund Services, etc.

The Hong Kong market mainly relies on the following four securities system development service companies providing services for traditional securities firms and financial institutions: Hundsun.com Co., Limited, Ayers Solutions Limited, eBroker Systems Limited, and iAsia Online Systems Limited:

●	Hundsun.com Co., Limited is a Hong Kong holding subsidiary of Hundsun Technologies Inc., located in Hong Kong, mainly providing integrated accounts, securities and futures solutions for the Hong Kong financial industry.

●	Ayers Solutions Limited is a member of the Shanghai DZH Group. Ayers was incorporated in 2001 and specialized in developing securities and futures trading systems and settlement system for local and global financial institutions. Our company has developed a comprehensive system that supports trading in multi-market, multi-currency, feature-rich sets of tools in an integrated platform with flexible application settings. Ayers has built an extensive network of global exchange connectivity, risk management solutions and API and FIX technology support. Ayers also specializes in providing trading systems and settlement system solutions for securities companies and futures companies in Hong Kong and its surrounding countries and regions.

●	iAsia Online Systems Limited is a financial software developer that supplies flexible and cost-effective applications, ranging from online trading, front-end trading and back-office settlement systems for various financial products to retail solutions. This company offers a wide range of financial products including securities, futures, commodities, options, unit trust, saving plan, leveraged FX and bullion systems. iAsia systems handle transaction settlement, monitor risk exposure, offer front end trading and inquiry to its users. All products are being used by market participants or financial houses.

●	eBroker Systems Limited is a financial technology solution provider focusing on the provision of financial software solutions services to financial institutions. Its solutions are engineered to perform a variety of functions for both front office and back office.

In addition to the above-referenced companies, we compete with the following entities for providing services to the private equity/fund industry:

●	OP Investment Management Ltd. is a leading asset management company based in Hong Kong, and a member of the Oriental Patron Financial Group. Our company manages both global and Asian-based fund vehicles with expertise across every major regional market from China, Korea, India to the Middle East. OPIM is a fully licensed holder of Hong Kong SFC Type 4 & Type 9 licenses.

●	AssetMark Financial Holdings, Inc. is a U.S. turnkey asset management platform, purchased by a Chinese listed brokerage. It has provided professional and serial investment solutions to U.S. investment advisers over the past 20 years. As of March 31, 2016, the total assets under management on the AssetMark platform were about $28.5 billion, serving more than 6,700 investment advisers and over 87,000 investors.

Our Strategies

Our key market strategies include:

●	Providing free, flexible and open securities technology services - we provide one-stop integrated solutions to small and medium-sized broker customers, by replacing a technical fee model with a free technical system featuring open system underlay access, standardized access interface and module products. The purpose is to build a more open technical platform that provides a wide variety of financial products and more open technical services for Internet securities.

Specifically, as we face increased competition, we also innovate when it comes to attracting new users. The general approach is to, by use of free platform, attract traffic and customers early on in the process, and then establish and maintain an environment connecting various users for which we can then charge our users. In this effort, we:

●	Aim, when we compete with traditional technology developers, to provide free technical base platforms for securities business, which meet the traditional securities business in terms of functionality, security, etc., so as to attract more traditional securities companies to switch to our technical products,

●	Develop better, more innovative products and offer functionalities and user experience beyond of what traditional technology developers may offer; we accomplish that by providing incentive to switch to our services for free,

●	Provide, in addition to our basic set of technical products, value-added technical products, such as intelligent investment customers service, intelligent trading service, AI user analysis tools, etc., to help securities companies expand their business lines. We intend to charge for these product offerings in the future, but only if our users fully or partially use these free products first,

●	Provide fund products, intelligent investment products or other types of financial products through MM Fund Services Limited. We intend to become a channel distributor to help small and medium-sized securities firms to provide competitive financial products on free platforms. As more securities brokers use our free products, we will put these products directly in the securities business platform for free as a part of our standard module. As wholesalers of these products, we anticipate deriving revenue from this approach in the future, and

●	Establish an internal system where are able to connect different securities firms from one technical platform, so that their structured financial products and fixed income products can be circulated on one (our) platform.

Many small and medium-sized brokers do not have the capacity for research and development and are unwilling to bear high development costs. A licensed broker wishing to develop its own products and to builds a comprehensive research and development team will need teams of engineers, developers of IOS and Android applications, of PC applications, and websites and online account set-up system. Most small- and medium-sized brokers are reluctant to invest in incur such costs.

We (i) make most technical systems free, open part of the core code, in an effort to build a more open technical platform to help admit more small and medium sized brokers; (ii) modularize products to help small and medium-sized broker customers to carry out development, lower the technical threshold, and facilitate customization; (iii) help small and medium-sized broker customers to deploy the system within one to four weeks to commence business immediately and provide system security solutions and post-maintenance; (iv) provide technical support in Chinese by offering solutions for technical interface with major U.S. exchanges and clearing banks; (v) deliver rapidly iterative products by providing multiple modules of personalized portfolio solutions and a better Internet experience for small and medium-sized broker customers; and (vi) use cloud technology to provide services with more varieties of financial products, to help small and medium-sized brokers to gain competitive advantages in attracting their customers.

Focus on serving small and medium sized private equity funds by lowering the setting up threshold, we believe that we can help our fund customers overcome the entry barrier, and make it possible to bring such funds to overseas stock markets. According to our analysis, we believe that small and medium sized private equity funds with assets under management (“AUM”) between $1 million and $100 million, especially those with AUM between $2 million and $20 million, will become the bulk of our customers.

Large equity funds tend to set up their accounts through well-known brokers, and choose the services of fund administrators that are highly ranked across the globe. In contrast, small and medium sized private equity funds, especially those at the early stage with assets under management below $20 million, are faced with the following challenges: (i) limited capacity for fundraising at the early stage, typically small AUM of initial fund; (ii) small AUM equity funds makes it hard to cover the initial cost for attorneys and administrators; (iii) unfamiliar with the process for setting up overseas equity funds, lack of related laws and regulations, difficult to open bank accounts and brokerage trading accounts; (iv) loss of oversea growth opportunity. Many fund managers’ domestic customers have already had their own personal investments overseas. It will be easier for these fund managers to attract their investors’ overseas assets and invest in their oversea funds; (v) need tools for marketing and promotion, including brand promotion, as well as further information about overseas market; and vi) failure of overseas investment platform and system support to meet their needs, especially the needs of financial accounting and risk management.

For such funds, we will provide (i) a package solution will optimize the set-up process and reduces the set-up cost to help them to invest in overseas markets; (ii) personal service to help them to solve issues related to the regulations and supervision of overseas funds and account set-up; (iii) completely Chinese language based PTN investment management system, free of charge to provide fund valuation, redemption management, and risk-control financial management system, free estimate of fund value, and a system for risk control and financial management that is customized for China’s private equity funds; (iv) assistance in brand promotion and marketing, by providing additional market information, and organizing industry gatherings to promote their development; and (v) providing quantitative interface and open data to meet needs for access to small scale funds by localizing the U.S. financial industry standards so that more local quantitative funds can be interfaced with the U.S. stock market according to native technical standards.

●	Minimize technical barriers to securities trading – We aim to assist small- to medium-sized securities dealers, online financial management enterprises, Internet traffic platforms and individuals in their efforts to expand their respective businesses and lower the threshold for participation of the traditional securities industry.

●	Utilize cloud computing technologies, open financial platforms, and more diversified financial product - We help small and medium- sized securities brokerage firms build system on the cloud, we focus on providing backstage support for institutional clients, and develop a wide variety of technical and financial products for them.

●	Support PRC private equity funds to participate in overseas markets –We strive to minimize and possibly eliminate the cost of setting up the private equity funds, allowing our customers to use and rely on our technologies. We focus on small private funds with assets under management ranging from $1 million to $200 million.

●	Focus on the Chinese market, and all the markets that use Chinese as the native language- The U.S. securities market is the largest securities market in the world. We want to rely on financial technology to lower transaction threshold for all Chinese speaking investors to invest in U.S. securities market, and make it more convenient for them to invest.

Our Competitive Strengths

We believe that the following competitive strengths distinguish us from our competitors:

●	Product advantages and technology accumulation – by means of our technological advantages, better Internet experience and one-stop securities dealers solutions, we simplify the process of overseas investment transactions and lower the threshold of securities trading, making it easier for Chinese investors to get involved in global investment. We also provide (i) a complete product line from ENT, PTN to mobile end trading platform and PC-side trading platform, thus covering most of the operating systems required by broker-dealers and private equity funds; (ii) a stable market, trading system tested and relied for a period of time; (iii) rapid product development and iteration - we can develop products which meet the customer’s latest demands; and (iv) understanding of financial markets and information technology development.

●	Sound marketing strategies - We follow the same rules for both brokerage firms and private equity customers: we provide free technical systems yet charge a fee for post financial or additional premium services to encourage more brokers-dealers and private equity funds to use our technical products and services. (i) through free technical system services that change the delivery mode of the securities industry developers, we reduce the operating costs of small and medium-sized brokerage firms, (ii) with more choices for small and medium-sized brokerage firms, to help their customers respond to changes in the Internet, we provide better tools and platforms that enable customers choose and customize their services, and (iii) by helping private equity funds overcome the set-up threshold issue, we enable more private equity funds step into the overseas stock market and grow with them.

●	Innovative and open Internet idea - By using cloud technology, we help traditional financial institutions cope with the changes in traditional online securities trading. Based on cloud technology that helps more brokerage firms minimize the access threshold of technology, we stick to the user-centered product development model, and use faster deployment systems to meet customers’ demand and reduce their technical service costs. We maintain an open technical environment and provide an open platform for all users who want to access overseas investment transactions. We are also able to provide customized product service for users. We believe that the new generation of Chinese investors has a more sophisticated understanding of financial transactions, which requires a better user experience and more innovative products and service.

We will (i) be more open minded, make accessible most of the bottom core code, make accessible the bottom system interface, and complete the most challenging task so as to help customers use simple tools for development on our platform; (ii) quickly develop and update products so as to be in better preparation for changes in the online securities trading industry; (iii) provide more tools for our customers to help them become business partners and help them grow.

●	A professional team with diversified backgrounds - Our team members are from Internet companies, financial enterprises and traditional securities information system development companies. They are familiar with the financial market, and have expertise in the development of securities information technology. Members of this diverse backgrounds team work in their respective areas with efficiency and professionalism.

●	Better ecology and environment - With the help of our independent affiliate, MM iGlobal in the United States, we are able to provide better services to non-U.S. small and medium-sized brokerage firms to access the U.S. market, and also to the small and medium-sized private equity funds with deeper understanding of their needs.

●	Market opportunities - Traditional financial markets rely more and more on information technology. In dealing with the overseas market, under the barrier of language, market mechanism and cultural background, we rely on technology to change the relationship between brokerage firms and traditional information technology developers. As the earliest participants in this model, we enjoy favorable market opportunities. At the same time, there has been an increasing demand for China’s small and medium-sized private equity funds to go overseas, as well as more Chinese investors investing outside of China. At the early stage development of this industry, we will actively participate in the development of industry service standards and service system, and make good use of this market opportunity.

●	Localized service - 24/7 customer service in complete Chinese language. From trading API document to technology support, we strive to create a more user-friendly environment for our customers. We also provide more pleasant user trading experience for Chinese customers. They will get more localized trading experience, without trial and error, and easier and more pleasant investment in overseas markets. Back on the Chinese market, we understand the rules of the United States. We also understand better the needs of Chinese investors. And we provide more localized private fund services and more financial products and services support. With the system support of MM Fund Services Limited and PTN, we will provide a more localized private fund administration service to our clients. We will respond to their request in a timely manner, being more attentive to their needs and requests.

Individual investors and private equity funds coming from China and Hong Kong markets are increasingly relying on financial systems developed by traditional system developing companies. Our competitive strengths are primarily in the following areas:

●	Reliance on our technological advantages, rich Internet experience and one-stop securities dealer solutions: We make overseas investment transactions more convenient by lowering the trading threshold, making it easier for Chinese investors to get involved in global investment. We also provide smoother user trading experience for Chinese customers. They will get more localized trading experience, without trial and error, becoming easier and smoother investing in overseas markets. Back on the Chinese market, we understand the rules of the United States, we also have a better understanding of needs of Chinese investors.

●	More localized private equity fund services. Based on the system support from MM Fund Service Limited and PTN, we will provide more localized private fund administrator service for our clients.

●	Reducing the technical access threshold of the securities industry. Rely on cloud technology to help more brokerage firms to minimize the access threshold of technology. We insist in user-centered product development model, faster deployment systems to meet customers’ demand and reduce their technical service costs. We adhere to an open technical environment and provide an open platform for all users who want to access overseas investment transactions. We also provide customized product service for users. The new generation of Chinese investors has an updated understanding of the transactions, which requires a better user experience and more innovative products and service.

●	Localized user experience. 24/7 customer support in complete Chinese language service. From trading API document to technology support, we make our customers more competitive in trading space by providing service in their native language.

Marketing

We aim to offer these and other similarly situated financial services providers with a full spectrum of technical system solutions. Specifically, we intend to open an office in Hong Kong for such future customers and retain local sales force to promote our services in the market and increase our brand exposure. In addition, we intend to increase our sales and marketing teams in Shanghai and Beijing to offer our technical solutions to the PRC private fund industry participants. We also intend to hold conference, educational and other events to promote our brand recognition.

Research and Development

Our technology is critical to our operations. The following are some of our technology development milestones:

●	In October 2015, our Shanghai Branch was founded; the Shanghai Technical Research and Development Center started operation.

●	In December 2015, the ETN Counter Business System was launched for trial operation.

●	In August 2016, the PTN Private Fund Investment Management System was launched for operation.

●	In December 2016, the 4th version of the ETN Investment Management System was successfully employed. The Sino-US Special Line was completed and the Market and Quantitative Transaction Platform started operation.

We intend to maintain the research and development input in product design at no less than 35% of our company’s total input, and an incentive mechanism for research and development personnel should be formulated to achieve breakthrough in product design stability and security and personalization.

Employees

Gujia (Beijing) Technology Co., Ltd. was established on June 9, 2015 by our Chairman of Board, Xiangdong Wen. Our principal offices are located in Beijing, China; we also have a research and development center in Shanghai, China. As of April 18, 2019, we employed 37 people on a full-time basis, comprised of 4 employees in management, 10 employees in sales and marketing, 18 employees in research and development, and 5 employees in administration.

Intellectual Property Rights

We rely on our technology copyright to protect our domestic business interests and ensure our competitive position in our industry. We have placed a high priority on the management of our intellectual property. Some products that are material to our operating results incorporate technology copyright. Although technology copyright is important to the continued success of our products, we do not believe that our business, as a whole, is dependent on, or that its profitability would be materially affected by the revocation, termination, expiration or infringement upon any particular patent or copyright. We have applied for software copyright protection in China covering our software technology. We applied to National Copyright Administration of the P.R.C. for 5 software copyrights, which was approved on June 28, 2018.

Properties

Our headquarters is located at Room 608A, Air China Century Building, 40 Xiaoyun Road, Chaoyang District, 100020 People’s Republic of China. Our research and development center is located in Shanghai. All of the facilities are leased. We believe our facilities are adequate for our current needs and we do not believe we will encounter any difficulty in extending the terms of the leases by which we occupy our respective premises. A summary description of our facilities locations follows:

Office	Address	Rental Term	Space
Headquarters	Room 608A, Air China Century Building, 40 Xiaoyun Road, Chaoyang District, Beijing 100020	December 1, 2017 – November 30, 2019	4170.51. sq. ft.

Shanghai Research and Development Center	Room 1914, China Merchants Building, Pudong New Area, Shanghai 200120	October 1, 2018 – September 30, 2019	1601.88 sq. ft.

Beijing Marketing Center	Room 1903, Block A, Yuanyangxinganxian Building, Xiaguangli, Chaoyang District, Beijing 100027	September 9, 2018 – September 8, 2019	1674.33 sq. ft.

Legal Proceedings

We are currently not involved in any legal proceedings; nor are we aware of any claims that could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Government Regulation

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange. The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations (1996), as amended on August 5, 2008, the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996) and the Interim Measures on Administration on Foreign Debts (2003). Under these regulations, Renminbi are freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for most capital account items, such as direct investment, loans, repatriation of investment and investment in securities outside China, unless the prior approval of SAFE or its local counterparts is obtained. In addition, any loans to an operating subsidiary in China that is a foreign invested enterprise, cannot, in the aggregate, exceed the difference between its respective approved total investment amount and its respective approved registered capital amount. Furthermore, any foreign loan must be registered with SAFE or its local counterparts for the loan to be effective. Any increase in the amount of the total investment and registered capital must be approved by the MOFCOM or its local counterpart. We may not be able to obtain these government approvals or registrations on a timely basis, if at all, which could result in a delay in the process of making these loans.

The dividends paid by the subsidiary to its shareholder are deemed shareholder income and are taxable in China. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises in China may purchase or remit foreign exchange, subject to a cap approved by SAFE, for settlement of current account transactions without the approval of SAFE. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, SAFE and other relevant Chinese governmental authorities.

Dividend Distribution. The principal regulations governing the distribution of dividends by foreign holding companies include the Company Law of China (1993), as amended in 2013, the Foreign Investment Enterprise Law (1986), as amended in 2000, and the Administrative Rules under the Foreign Investment Enterprise Law (1990), as amended respectively in 2001 and 2014.

Under these regulations, wholly foreign-owned investment enterprises in China may pay dividends only out of their retained profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign-owned investment enterprises in China are required to allocate at least 10% of their respective retained profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends, and a wholly foreign-owned enterprise is not permitted to distribute any profits until losses from prior fiscal years have been offset.

Circular 37. On July 4, 2014, SAFE issued Circular 37, which became effective as of July 4, 2014. According to Circular 37, Chinese residents shall apply to SAFE and its branches for going through the procedures for foreign exchange registration of overseas investments before contributing the domestic assets or interests to a SPV. An amendment to registration or filing with the local SAFE branch by such Chinese resident is also required if the registered overseas SPV’s basic information such as domestic individual resident shareholder, name, operating period, or major events such as domestic individual resident capital increase, capital reduction, share transfer or exchange, merger or division has changed. Although the change of overseas funds raised by overseas SPV, overseas investment exercised by overseas SPV and non-cross-border capital flow are not included in Circular 37, we may be required to make foreign exchange registration if required by SAFE and its branches.

Moreover, Circular 37 applies retroactively. As a result, Chinese residents who have contributed domestic assets or interests to a SPV, but failed to complete foreign exchange registration of overseas investments as required prior to implementation of Circular 37, are required to send a letter to SAFE and its branches for explanation. Under the relevant rules, failure to comply with the registration procedures set forth in Circular 37 may result in receiving a warning from SAFE and its branches, and may result in a fine of up to RMB 300,000 for an organization or up to RMB 50,000 for an individual. In the event of failing to register, if capital outflow occurred, a fine up to 30% of the illegal amount may be assessed.

Chinese residents who control our Company are required to register with SAFE in connection with their investments in us. If we use our equity interest to purchase the assets or equity interest of a Chinese company owned by Chinese residents in the future, such Chinese residents will be subject to the registration procedures described in Circular 37.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations for the years ended December 31, 2018 and 2017 should be read in conjunction with our consolidated financial statements and related notes to those consolidated financial statements that are included elsewhere in this report. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this report.

Unless otherwise indicated, references to the “Company”, “us” or “we” refer to MMTEC, Inc. and its consolidated subsidiaries.

Special Note Regarding Forward-looking Statements

All statements other than statements of historical fact included in this report including, without limitation, statements under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” regarding our financial position, business strategy and the plans and objectives of management for future operations, are forward-looking statements. When used in this report, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend” and similar expressions, as they relate to us or our management, identify forward-looking statements. Such forward-looking statements are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of a number of factors, including those set forth under the risk factors and business sections in this report.

Overview

We provide comprehensive, Internet-based technology services and solutions to the Chinese language speaking hedge funds, mutual funds, registered investment advisors, proprietary trading groups, and brokerage firms engaging in securities market transactions and settlements globally. We help these financial institutions to accelerate their integration into the overseas market by offering complete suite trading solutions, including services such as fund establishment, issuance, custody, transaction and settlement. These financial institutions may “white label” our trading interface (i.e., put their logos on it, make our trading interface available to their customers without referencing our name), or they can select from among our modular functionalities, such as order routing, trade reporting or clearing on specific products or exchanges to offer their customers a comprehensive range of services and products.

The value of the Renminbi (“RMB”), the main currency used in China, fluctuates and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies such as the U.S. dollar have generally been based on rates set by the People’s Bank of China, which are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates on the world financial markets.

Basis of Presentation

The accompanying consolidated financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and with the rules and regulations of the U.S. Securities and Exchange Commission for financial information.

The Company’s consolidated financial statements include the accounts of MMTEC and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Comparison of Results of Operations for the Years Ended December 31, 2018 and 2017

Revenue

We generated revenue commencing in August 2018.

For the year ended December 31, 2018, we had revenue from performing professional services for our customer of $26,882. We did not generate any revenue for the year ended December 31, 2017.

Cost of Revenue

Cost of revenue consists primarily of internal labor cost and related benefits, and other overhead costs that are directly attributable to services provided.

For the year ended December 31, 2018, cost of revenue was $16,308. Since we started generating revenue in 2018, we had neither revenue nor cost of revenue in the year ended December 31, 2017.

Gross Profit and Gross Margin

Our gross profit was $10,574 for the year ended December 31, 2018, representing gross margin of 39.3%.

Operating Expenses

During the years ended December 31, 2018 and 2017, operating expenses included selling and marketing, payroll and related benefits, professional fees, and other general and administrative expenses.

Selling and Marketing

Selling and marketing totaled $171,016 for the year ended December 31, 2018, as compared to $0 for the year ended December 31, 2017, an increase of $171,016 or 100.0%. During the year ended December 31, 2018, we incurred selling and marketing costs to enhance our visibility.

Payroll and Related Benefits

Payroll and related benefits totaled $893,656 for the year ended December 31, 2018, as compared to $702,989 for the year ended December 31, 2017, an increase of $190,667 or 27.1%. The increase was primarily attributable to the increase in staff resulting from our business expansion.

Professional Fees

For the year ended December 31, 2018, professional fees primarily consisted of audit fees, legal service fees, financial consulting fees, and other fees associated with initial public offering process and being a public company. We did not incur these fees in the year ended December 31, 2017. Professional fees totaled $831,821 for the year ended December 31, 2018, as compared to $37,393 for the year ended December 31, 2017, an increase of $794,428 or 2,124.5%. The significant increase was primarily attributable to an increase in audit fee of approximately $246,000, an increase in legal service fee of approximately $311,000, an increase in financial consulting fee of approximately $50,000 and an increase in other miscellaneous items of approximately $187,000, mainly related to the work on our initial public offering.

Other General and Administrative Expenses

For the years ended December 31, 2018 and 2017, other general and administrative expenses consisted of the following:

	Year Ended	Year Ended
	December 31, 2018	December 31, 2017
Rent and related utilities	$257,630	$82,359
NASDAQ application and listing fees	75,000	-
Travel and entertainment	28,414	40,161
Others	80,577	55,698
	$441,621	$178,218

●	For the year ended December 31, 2018, office rent and related utilities increased by $175,271, or 212.8%, as compared to the year ended December 31, 2017. The increase was primarily attributable to the increase in our office space resulting from our business expansion.

●	For the year ended December 31, 2018, we incurred NASDAQ application and listing fees of $75,000 and we did not have corresponding expense in the year ended December 31, 2017.

●	For the year ended December 31, 2018, travel and entertainment expenses decreased by $11,747, or 29.2%, as compared to the year ended December 31, 2017, which was mainly attributable to the decreased travel and entertainment activities in the year ended December 31, 2018.

●	Other general and administrative expenses were primarily comprised of office supplies, internet service fee, and depreciation. For the year ended December 31, 2018, other general and administrative expenses increased by $24,879, or 44.7%, as compared to the year ended December 31, 2017, mainly due to our business expansion.

Loss from Operations

As a result of the foregoing, for the year ended December 31, 2018, loss from operations amounted to $2,327,540, as compared to $918,600 for the year ended December 31, 2017, an increase of $1,408,940, or 153.4%.

Other Income (Expense)

Other income (expense) mainly includes interest income from bank deposits, other miscellaneous expense, foreign currency transaction gain, and loss on equity method investment controlled by major shareholders. Other expense, net, totaled $21,462 for the year ended December 31, 2018, as compared to $598 for the year ended December 31, 2017, a change of $20,864, which was mainly attributable to an increase in loss on equity method investment controlled by major shareholders of approximately $62,000, offset by an increase in foreign currency transaction gain of approximately $41,000.

Income Taxes

We did not have any income taxes expense for the years ended December 31, 2018 and 2017 since we did not generate any taxable income in these two fiscal years.

Net Loss

As a result of the factors described above, our net loss was $2,349,002, or $0.06 per share (basic and diluted), for the year ended December 31, 2018. Our net loss was $919,198, or $0.02 per share (basic and diluted), for the year ended December 31, 2017.

Foreign Currency Translation Adjustment

Our reporting currency is the U.S. dollar. The functional currency of our parent company - MMTEC, MM Future, MM Fund, MM Capital and MM SPC, is the U.S. dollar and the functional currency of Gujia and Meimei Zhengtong, is the Chinese Renminbi (“RMB”). The financial statements of our subsidiaries whose functional currency is the RMB are translated to U.S. dollars using period end rates of exchange for assets and liabilities, average rate of exchange for revenue and expenses and cash flows, and at historical exchange rates for equity. Net gains and losses resulting from foreign exchange transactions are included in the results of operations. As a result of foreign currency translations, which are a non-cash adjustment, we reported a foreign currency translation loss of $50,586 and a foreign currency translation gain of $39,610 for the years ended December 31, 2018 and 2017, respectively. This non-cash loss/gain had the effect of increasing/decreasing our reported comprehensive loss.

Comprehensive Loss

As a result of our foreign currency translation adjustment, we had comprehensive loss of $2,399,588 and $879,588 for the years ended December 31, 2018 and 2017, respectively.

Liquidity and Capital Resources

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis. At December 31, 2018 and 2017, we had cash balance of approximately $94,000 and $238,000, respectively. Most of these funds are kept in financial institutions located in China.

Under applicable PRC regulations, foreign invested enterprises, or FIEs, in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign invested enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the cumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends.

In addition, a majority of our businesses and assets are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. These currency exchange control procedures imposed by the PRC government authorities may restrict the ability of our PRC subsidiary to transfer its net assets to the Parent Company through loans, advances or cash dividends.

The current PRC Enterprise Income Tax (“EIT”) Law and its implementing rules generally provide that a 10% withholding tax applies to China-sourced income derived by non-resident enterprises for PRC enterprise income tax purposes unless the jurisdiction of incorporation of such enterprises’ shareholder has a tax treaty with China that provides for a different withholding arrangement.

The following table sets forth a summary of changes in our working capital from December 31, 2017 to December 31, 2018:

			December 31, 2017 to December 31, 2018
	December 31, 2018	December 31, 2017	Change	Percentage Change
Working capital (deficit):
Total current assets	$330,460	$351,278	$(20,818)	(5.9)%
Total current liabilities	807,173	102,271	704,902	689.2%
Working capital (deficit)	$(476,713)	$249,007	$(725,720)	(291.4)%

Our working capital deficit increased by $725,720 to working capital deficit of $476,737 at December 31, 2018 from working capital of $249,007 at December 31, 2017. The increase in working capital deficit was primarily attributable to a decrease in cash and cash equivalents of approximately $144,000, an increase in deferred revenue of approximately $79,000, an increase in salary payable of approximately $83,000, an increase in accrued liabilities and other payables of approximately $283,000, an increase in due to related parties of approximately $240,000, offset by an increase in security deposit – current portion of approximately $50,000, and an increase in prepaid expenses and other current assets of approximately $61,000.

Because the exchange rate conversion is different for the consolidated balance sheets and the consolidated statements of cash flows, the changes in assets and liabilities reflected on the consolidated statements of cash flows are not necessarily identical with the comparable changes reflected on the consolidated balance sheets.

Cash Flows for the Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017

The following summarizes the key components of our cash flows for the years ended December 31, 2018 and 2017:

	Year Ended December 31, 2018	Year Ended December 31, 2017
Net cash used in operating activities	$(1,870,353)	$(961,234)
Net cash (used in) provided by investing activities	(66,313)	385,391
Net cash provided by financing activities	1,848,894	66,649
Effect of exchange rate on cash and cash equivalents	(56,164)	27,388
Net decrease in cash and cash equivalents	$(143,936)	$(481,806)

Net cash flow used in operating activities for the year ended December 31, 2018 was $1,870,353, which primarily reflected our net loss of approximately $2,349,000, and the changes in operating assets and liabilities primarily consisting of an increase in prepaid expenses and other current assets of approximately $63,000, an increase in security deposits of approximately $14,000, and an increase of prepaid rent of approximately $17,000, offset by an increase in deferred revenue of approximately $82,000, an increase in salary payable of approximately $92,000 and an increase in accrued liabilities and other payables of approximately $310,000, and the add-back of non-cash items consisting of depreciation of approximately $27,000 and loss on equity method investment controlled by major shareholders of approximately $62,000.

Net cash flow used in operating activities for the year ended December 31, 2017 was $961,234, which primarily reflected our net loss of approximately $919,000, and the changes in operating assets and liabilities primarily consisting of an increase in security deposit of approximately $26,000, and an increase in prepaid expenses and other current assets of approximately $57,000, offset by an increase in salary payable of approximately $17,000 and the add-back of non-cash items consisting of depreciation of approximately $21,000 and bad debt expense of approximately $4,000.

Net cash flow used in investing activities was $66,313 for the year ended December 31, 2018 as compared to net cash flow provided by investing activities of $385,391 for the year ended December 31, 2017. During the year ended December 31, 2018, we made payments for purchase of property and equipment of approximately $24,000, and made payments in equity method investment of approximately $42,000. During the year ended December 31, 2017, we received cash proceeds from repayment of advances to related parties of approximately $392,000, offset by payments made for purchase of property and equipment of approximately $6,000.

Net cash flow provided by financing activities was $1,848,894 for the year ended December 31, 2018 as compared to $66,649 for the year ended December 31, 2017. During the year ended December 31, 2018, we received cash contribution from shareholders of approximately $1,661,000, received capital contribution from shareholders of approximately $5,000, and received advances from related parties of approximately $206,000 in funding our operations, offset by repayments made to related parties of approximately $24,000. During the years ended December 31, 2017, we received proceeds from shareholders’ contribution of approximately $67,000 in funding our operations.

During the year ended December 31, 2018, we were mainly reliant upon cash contribution from shareholders, capital contribution from shareholders, and advances from related parties, to satisfy our operating needs.

Our capital requirements for the next twelve months primarily relate to working capital requirements, including salaries, fees related to third parties’ professional services, reduction of accrued liabilities, and the development of business opportunities. These uses of cash will depend on numerous factors including our future sales revenue and our ability to control costs. All funds received have been expended in the furtherance of growing the business. The following trends are reasonably likely to result in a material decrease in our liquidity over the near to long term:

●	An increase in working capital requirements to finance our current business;

●	The use of capital for the development of business opportunities;

●	Addition of administrative and sales personnel as the business grows; and

●	The cost of being a public company.

Initial Public Offering

On January 7, 2019, we completed its initial public offering on the NASDAQ Capital Market under the symbol of “MTC”. We offered 1,800,000 common shares at $4 per share. Net proceeds raised by us from the initial public offering amounted to approximately $6,478,801 after deducting underwriting discounts and commissions and other offering expenses. Out of the $6.5 million net proceeds, $500,000 was deposited into an escrow account to satisfy the initial $500,000 in potential indemnification obligations arising during an escrow period of two years following the closing date of January 7, 2019. On January 7, 2019, we sold additional 270,000 common shares at $4 per share. Net proceeds raised by us amounted to $993,600 after deducting underwriting discounts. As a result, we raised a total of $7,472,401 from the issuance of 2,070,000 shares of common stock in January 2019.

We have earmarked and have been using the proceeds of the initial public offering as follows: approximately $3.13 million for research and development and additional hiring, approximately $1.86 million for sales and marketing; and balance of approximately $2.48 million for additional working capital.

Currently, we use our cash to support our operations and to provide working capital for our ongoing operations and obligations. Considering our available cash together with our cash inflow from IPO, we believe that it is not likely that we will not meet our anticipated cash requirements for the next twelve months.

Contractual Obligations and Off-Balance Sheet Arrangements

Contractual Obligations

We have certain fixed contractual obligations and commitments that include future estimated payments. Changes in our business needs, cancellation provisions, and other factors may result in actual payments differing from the estimates. We cannot provide certainty regarding the timing and amounts of payments. We have presented below a summary of the most significant assumptions used in our determination of amounts presented in the tables, in order to assist in the review of this information within the context of our consolidated financial position, results of operations, and cash flows. The following tables summarize our contractual obligations as of December 31, 2018, and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

	Payments Due by Period
Contractual obligations:	Total	Less than 1 year	1-3 years	3-5 years	5+ years
Office leases commitment	$267,542	$267,542	$-	$-	$-
Total	$267,542	$267,542	$-	$-	$-

Off-balance Sheet Arrangements

Under SEC regulations, we are required to disclose off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, such as changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. An off-balance sheet arrangement means a transaction, agreement or contractual arrangement to which any entity that is not consolidated with us is a party, under which we have:

●	Any obligation under certain guarantee contracts,

●	Any retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets,

●	Any obligation under a contract that would be accounted for as a derivative instrument, except that it is both indexed to our stock and classified in shareholder equity in our statement of financial position, and

●	Any obligation arising out of a material variable interest held by us in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us, or engages in leasing, hedging or research and development services with us.

We do not have any off-balance sheet arrangements that we are required to disclose pursuant to these regulations. In the ordinary course of business, we enter into operating lease commitments, and other contractual obligations. These transactions are recognized in our financial statements in accordance with generally accepted accounting principles in the United States.

Foreign Currency Exchange Rate Risk

Our operations are in China. Thus, our revenues and operating results may be impacted by exchange rate fluctuations between RMB and US dollars. For the years ended December 31, 2018 and 2017, we had unrealized foreign currency translation loss of approximately $51,000 and unrealized foreign currency translation gain of approximately $40,000, respectively, because of changes in the exchange rate.

Inflation

The effect of inflation on our revenue and operating results was not significant.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We continually evaluate our estimates, including those related to the allowance for doubtful accounts, the useful life of property and equipment, assumptions used in assessing impairment of long-term assets, and valuation of deferred tax assets.

We base our estimates on historical experience and on various other assumptions that we believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Any future changes to these estimates and assumptions could cause a material change to our reported amounts of revenues, expenses, assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of the consolidated financial statements.

Revenue Recognition

Effective January 1, 2018, we began recognizing revenue under Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“ASC 606”), using the modified retrospective transition method. The adoption of ASC 606 had no impact on our consolidated financial statements, and there was no adjustment to beginning accumulated deficit on January 1, 2018. The core principle of this new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when the company satisfies a performance obligation

The Company only apply the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods it transfers to the customer.

The Company recognizes revenue by providing professional services under written service contracts with its customers. Revenue related to its service offerings is recognized as the services are performed.

The Company does not offer promotional payments, customer coupons, rebates or other cash redemption offers to its customers.

Recent Accounting Pronouncements

For details of applicable new accounting standards, please, refer to Recent Accounting Pronouncements in Note 3 of our consolidated financial statements accompanying this report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Position	Appointed
Xiangdong Wen (1) (2)	34	Chairman of the Board	January 2018
Zhen Fan (1) (2)	41	Chief Executive Officer and Director	January 2018
Zhengfei Li (1)	35	Chief Technology Officer	January 2018
Min Kong (1)	30	Chief Financial Officer	January 2018
Qian Ruan (1) (4)	43	Director	April 2018
Qingshun Meng (1) (3) (5) (6) (7)	59	Independent Director	April 2018
Yiqin Zhang (1) (3) (5) (6) (7)	44	Independent Director	April 2018
Shuguo Li (1) (4) (5) (6) (7)	67	Independent Director	April 2018
Dongqiang Wang (1) (3)	33	Independent Director	April 2018

(1)	The individual’s business address is c/o Gujia (Beijing) Technology Co., Ltd., Room 608A, Air China Century Building, 40 Xiaoyun Road, Chaoyang District, 100020 China.

(2)	Class C director whose term expires at the 2019 succeeding annual meeting of shareholders.

(3)	Class B director whose term expires at the 2020 succeeding annual meeting of shareholders.

(4)	Class A director whose term expires at the 2021 annual meeting of shareholders.

(5)	Member of audit committee.

(6)	Member of compensation committee.

(7)	Member of nominating committee.

Xiangdong Wen has served as the Chairman of the Board of MMTEC since January 2018. Mr. Wen founded Gujia in 2015 and was Gujia’s Chief Executive Officer between June 2015 and January 2016. Mr. Wen has also served as Gujia’s executive director since June 2015.  Between May 2012 and May 2015, Mr. Wen served as Chief Executive Officer of Jiazi Investment Co., Ltd, an investment management company. Between February 2015 and June 2015, Mr. Wen served as Chief Operating Officer of Beijing Dongfangjuhe Technology Co., Ltd, providing technology solutions to the broker/dealer industry. Mr. Wen holds a Bachelor’s degree in business management from Communication University of China. Mr. Wen was nominated as a director because of his experience serving in executive positions at companies operating in the financial industry and his extensive knowledge, experience and relationships in China’s financial industry.

Zhen Fan has served as the Chief Executive Officer and Director of MMTEC since January 2018. Mr.Fan has served as Gujia’s Chief Executive Officer since January 2016. Between November 2011 and January 2016, Mr. Fan served as the Chief Operative Officer of Anhui Channel Network Co., Ltd., an internet marketing company. Between June 2009 and October 2011, Mr. Fan served as Content Director of Beijing Tianying Jiuzhou Network Technology Co. Ltd, a mobile network media company. Mr. Fan received his Bachelor’s degree in Automation from Yangzhou University and a Master’s degree in Finance from Graduate School of Chinese Academy of Social Sciences (GSCASS). Mr. Fan was nominated as a director because of his operating experience and his extensive knowledge and relationship in media and Internet industry.

Qian Ruan has served as a Director of MMTEC since April 2018. Mr. Ruan has served as the Chief Executive Officer of Beijing Xinda World Technology Co., Ltd since November 2014. Between November 2013 and November 2014, Mr. Ruan served as the Head of Baidu Literature, a division of Baidu, Inc. Mr. Ruan received his Bachelor’s degree in Journalism from Nanjing University. Mr. Ruan was nominated as a director because of his leadership experience servicing the world’s largest Chinese Internet search engine company.

Min Kong has served as the Chief Financial Officer of MMTEC since January 2018. Between June 2015 and January 2018, Mr. Kong served as the Institutional Business Director of Gujia (Beijing) Technology Co., Ltd. Between February 2014 and February 2015, Mr. Kong served as Data Analyst Manager of American Dental Solutions, LLC. Between April 2012 and January 2013, Mr. Kong served as Marketing Manager of Yiwu Yi Jue Trading Company. Mr. Kong received his MBA degree from Missouri State University.

Dongqiang Wang has served as an Independent Director of MMTEC since April 2018. Mr. Wang served as manager of advisory and management consulting of KPMG since October 2016. Between March 2014 and September 2016, Mr. Wang served as assistant CIO and investment director of UCF Group, an integrated financial services provider in China. Mr. Wang holds an MBA degree from Renmin University and a Bachelor’s degree in software engineering of Beijing University of Posts and Telecommunications. Mr. Wang was nominated as a director because of his experience in accounting, financial advisory, and auditing.

Zhengfei Li has served as the Chief Technology Officer of MMTEC since January 2018. Mr. Li has served as the Chief Technology Officer of Gujia (Beijing) Technology Co., Ltd since June 2015. Between February 2009 and May 2015, Mr. Li served as the Chief Technology Officer of Shanghai Zirandao Information Technology Co., Ltd, a financial technology service company. Mr. Li holds a Bachelor’s degree in Information and Computing Science from Kunming University of Science and Technology.

Qingshun Meng has served as an Independent Director of MMTEC since April 2018. Mr. Meng has served as management professor at the Communication University of China since 2004. Mr. Meng holds a Bachelor of Science degree in Corporate Management from Shandong Institute of Mining and Technology, and a Bachelor of Science degree in Mining Engineering from Liaoning Technical University. Mr. Meng was member of the comprehensive brand management expert committee of China Association for Quality. Mr. Meng was nominated as a director because of his management knowledge and expertise.

Shuguo Li has served as an Independent Director of MMTEC since April 2018. Mr. Li brings approximately 37 years of financial experience as senior auditor and public accountant. Mr. Li served as a certified public accountant in good standing for 22 years. Between January 1981 and November 2012, Mr. Li served as the Director in charge of Public Affairs audit of Heilongjiang provincial audit office. Mr. Li holds an Associate’s degree in Finance from Heilongjiang Business School. Mr. Li was nominated as a director because his accounting and auditing experience.

Yiqin Zhang has served as an Independent Director of MMTEC since April 2018. Mr. Zhang has served as the Founding Partner of Zhongguancun River Capital, a venture capital company since August 2013. Between January 2012 and August 2013, Mr. Zhang served as the Founding Partner of Beiruan Angel Foundation, a venture capital company located in Beijing, China. Mr. Zhang holds a bachelor degree in Public Administration Management from Capital University of Economics and Business. Mr. Zhang offers his experience serving in founder positions at companies operating in the financial industry and has extensive knowledge, experience and relationships in China’s financial industry. Mr. Zhang was nominated as a director because of his experience in enterprise management, venture capital investment, and fund management.

None of the events listed in Item 401(f) of Regulation S-K has occurred during the past ten years that is material to the evaluation of the ability or integrity of any of our directors, director nominees or executive officers.

Limitation on Liability and Other Indemnification Matters

The Companies Law does not limit the extent to which Memorandum and Articles of Association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles of Association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty of such directors or officers willful default of fraud. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

B.	Compensation

Executive Compensation

The following table shows the annual compensation paid by us for the years ended December 31, 2018 and 2017:

			Equity	All Other
Name/principal position	Year	Salary	Compensation	Compensation	Total Paid
Zhen Fan, CEO	2017	$17,759	$-	$1,481	$19,240
	2018	$18,134	$-	$1,466	$19,600

Min Kong, CFO	2017	$22,940	$-	$1,481	$24,421
	2018	$30,347	$-	$7,376	$37,723

Under Chinese law, we may only terminate employment agreements without cause and without penalty by providing notice of non-renewal one month prior to the date on which the employment agreement is scheduled to expire. If we fail to provide this notice or if we wish to terminate an employment agreement in the absence of cause, then we are obligated to pay the employee one month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without penalty to our company, where the employee has committed a crime or the employee’s actions or inactions have resulted in a material adverse effect to us.

Employment Agreements

Zhen Fan Employment Agreement

On January 11, 2018, we entered into an employment agreement with Zhen Fan pursuant to which he agreed to serve as our Chief Executive Officer. The agreement provides for an annual base salary of RMB120,000 (or approximately USD$18,000) payable in accordance with our company’s ordinary payroll practices. Under the terms of this “at-will” employment agreement, the executive is entitled to receive an annual cash bonus the extent and timing of which are to be determined by the Compensation Committee of the Board of Directors. If the executive’s employment with our company is terminated for any reason, he will be only entitled to the accrued but unpaid base salary compensation.

Min Kong Employment Agreement

On January 11, 2018, we entered into an employment agreement with Min Kong pursuant to which he agreed to serve as our Chief Financial Officer. The agreement provides for an annual base salary of RMB180,000 (or approximately USD$27,000) payable in accordance with our company’s ordinary payroll practices. Under the terms of this “at-will” employment agreement, the executive is entitled to receive an annual cash bonus the extent and timing of which are to be determined by the Compensation Committee of the Board of Directors. If the executive’s employment with our company is terminated for any reason, he will be only entitled to the accrued but unpaid base salary compensation.

Director Compensation

All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified. There are no family relationships among our directors or executive officers. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive $10,000 per year for serving as directors and may receive option grants from our company. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each Board of Directors meeting attended. Our directors received no compensation in 2018 and 2017. We have entered into independent director agreements with our directors which agreements set forth the terms and provisions of their engagement.

None of our officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more officers serving as a member of our board of directors.

C.	Board Practices

Composition of Board; Risk Oversight

Our Board of Directors presently consists of seven directors. Pursuant to our Memorandum and Articles of Association, our officers will be elected by and serve at the discretion of the board. A director will be removed from office automatically if, among other things, the director becomes bankrupt or makes any arrangement or composition with his creditors, or becomes physically or mentally incapable of acting as director. Except as noted above, there are no family relationships between any of our executive officers and directors. Officers are elected by, and serve at the discretion of, the Board of Directors. Our Board of Directors shall hold meetings on at least a quarterly basis.

As a smaller reporting company under the NASDAQ rules we are only required to maintain a Board of Directors comprised of at least 50% independent directors, and an audit committee of at least two members, comprised solely of independent directors who also meet the requirements of Rule 10A-3 under the Securities Exchange Act of 1934. There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Our Board of Directors plays a significant role in our risk oversight. The board makes all relevant Company decisions. As such, it is important for us to have our Chief Executive Officer serve on the board as he plays key roles in the risk oversight of our company. As a smaller reporting company with a small Board of Directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Duties of Directors

Under BVI law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles of Association. We have the right to seek damages if a duty owed by our directors is breached.  A director is not required to hold shares as a qualification to office. The functions and powers of our Board of Directors include, among others:

●	appointing officers and determining the term of office of the officers,

●	authorizing the payment of donations to religious, charitable, public or other bodies, clubs, funds or associations as deemed advisable,

●	exercising the borrowing powers of the company and mortgaging the property of the company,

●	executing checks, promissory notes and other negotiable instruments on behalf of the company, and

●	maintaining or registering a register of mortgages, charges or other encumbrances of the company.

Director Independence

Our board has reviewed the independence of our directors, applying the NASDAQ independence standards. Based on this review, the board determined that each of Qingshun Meng, Yiqin Zhang, Dongqiang Wang and Shuguo Li are “independent” within the meaning of the NASDAQ rules. In making this determination, our board considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board deemed relevant in determining their independence. As required under applicable NASDAQ rules, we anticipate that our independent directors will meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

Board Committees

Currently, three committees have been established under the board: the Audit Committee, the Compensation Committee and the Nominating Committee.

The Audit Committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The Compensation Committee of the Board of Directors reviews and makes recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). The Nominating Committee of the board is responsible for the assessment of the performance of the Board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. The nominating committee considers diversity of opinion and experience when nominating directors.

Audit Committee

The Audit Committee will be responsible for, among other matters:

●	appointing, compensating, retaining, evaluating, terminating, and overseeing our independent registered public accounting firm,

●	discussing with our independent registered public accounting firm the independence of its members from its management,

●	reviewing with our independent registered public accounting firm the scope and results of their audit,

●	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm,

●	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC,

●	reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls, and compliance with legal and regulatory requirements,

●	coordinating the oversight by our Board of Directors of our code of business conduct and our disclosure controls and procedures,

●	establishing procedures for the confidential and or anonymous submission of concerns regarding accounting, internal controls or auditing matters, and

●	reviewing and approving related-party transactions.

Our Audit Committee consists of Shuguo Li (Chair), Qingshun Meng and Yiqin Zhang. Our board has affirmatively determined that each of the members of the Audit Committee meets the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 of the Exchange Act and NASDAQ rules. In addition, our Board of Directors has determined that Mr. Shuguo Li qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of the NASDAQ rules.

Compensation Committee

The Compensation Committee will be responsible for, among other matters:

●	reviewing and approving, or recommending to the Board of Directors to approve the compensation of our CEO and other executive officers and directors,

●	reviewing key employee compensation goals, policies, plans and programs,

●	administering incentive and equity-based compensation,

●	reviewing and approving employment agreements and other similar arrangements between us and our executive officers, and

●	appointing and overseeing any compensation consultants or advisors.

Our Compensation Committee consists of Yiqin Zhang (Chair), Shuguo Li and Qingshun Meng. Our board has affirmatively determined that each of the members of the Compensation Committee meets the definition of “independent director” for purposes of serving on Compensation Committee under NASDAQ rules.

Nominating Committee

The Nominating Committee will be responsible for, among other matters:

●	selecting or recommending for selection candidates for directorships,

●	evaluating the independence of directors and director nominees,

●	reviewing and making recommendations regarding the structure and composition of our Board of Directors and the Board of Directors committees,

●	developing and recommending to the Board of Directors corporate governance principles and practices;

●	reviewing and monitoring our company’s Code of Business Conduct and Ethics, and

●	overseeing the evaluation of our company’s management.

Our Nominating Committee consists of consists of Qingshun Meng (Chair), Shuguo Li and Yiqin Zhang. Our board has affirmatively determined that each of the members of the Nominating Committee meets the definition of “independent director” for purposes of serving on a Nominating Committee under NASDAQ rules.

Code of Business Conduct and Ethics

Our Board of Directors has adopted a code of business conduct and ethics that applies to our directors, officers and employees. A copy of this code is available on our website. We intend to disclose on our website any amendments to the Code of Business Conduct and Ethics and any waivers of the Code of Business Conduct and Ethics that apply to our principal executive officer, principal financial officer, principal accounting officer, controller, or persons performing similar functions.

Interested Transactions

A director may vote, attend a Board of Directors meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the Board of Directors or otherwise contained in the minutes of a meeting or a written resolution of the Board of Directors or any committee of the Board of Directors that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Remuneration and Borrowing

The directors may receive such remuneration as our Board of Directors may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our Board of Directors or committees of our Board of Directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our Board of Directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Qualification

A director is not required to hold shares as a qualification to office.

Limitation on Liability and Other Indemnification Matters

BVI law does not limit the extent to which a company’s Memorandum and Articles of Association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the BVI courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Under our Memorandum and Articles of Association, we may indemnify our directors, officers and liquidators against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with civil, criminal, administrative or investigative proceedings to which they are party or are threatened to be made a party by reason of their acting as our director, officer or liquidator. To be entitled to indemnification, these persons must have acted honestly and in good faith with a view to the best interest of the company and, in the case of criminal proceedings, they must have had no reasonable cause to believe their conduct was unlawful. Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors or officers under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

D.	Employees

The table below provides information as to the total number of employees at the end of the last three fiscal years. We have no contracts or collective bargaining agreements with labor unions and have never experienced work stoppages due to labor dispute. We consider our relations with our employees to be good.

	2016	2017	2018
Number of Employees	22	24	33

E.	Share Ownership

See Item 7 below.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table sets forth certain information regarding beneficial ownership of our shares by each person who is known by us to beneficially own more than 5% of our shares. The table also identifies the share ownership of each of our directors, each of our named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. Our major shareholders do not have different voting rights than any other holder of our shares.

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to subscribe for within 60 days of April 18, 2019. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all common shares that they beneficially own, subject to applicable community property laws. None of the stockholders listed in the table are a broker-dealer or an affiliate of a broker dealer. None of the stockholders listed in the table are located in the United States and none of the common shares held by them are located in the United States. Applicable percentage ownership is based on 20,070,000 common shares outstanding as of April 18, 2019. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Gujia (Beijing) Technology Co., Ltd., Room 608, Air China Century Building, 40 Xiaoyun Road, Chaoyang District, 100020 China.

	Beneficial Ownership
Name of Beneficial Owner	Common Shares	Percentage
Zhen Fan * (1)	3,276,000	16.3%
Min Kong *	-	**
Xiangdong Wen * (2)	3,276,000	16.3%
Zhengfei Li *	216,000	1.1%
Qian Ruan * (3)	1,800,000	9.0%
Qingshun Meng *	-	**
Yiqin Zhang *	-	**
Shuguo Li *	-	**
Dongqiang Wang *	-	**
All officers and directors as a group (9 persons)	8,568,000	42.7%

5% or greater beneficial owners
Length Technology Limited (4)	2,340,000	11.6%
Jishan Sun	1,818,000	9.1%
5% or greater beneficial owners as a group	4,158,000	20.7%

*	Officer and/or director of our company

**	Less than 1%

(1)	Represent (i) 2,916,000 shares owned by Mr. Fan and (ii) 360,000 shares owned by MMBD Information Technology Limited, of which Mr. Fan holds 37.98%. Mr. Fan is the Chief Executive Officer of MMBD Information Technology Limited (Rm 18D 27/F Ho King Comm. Ctr., 2-16 Fayuen St. Mongkok, Hong Kong 999077 China).

(2)	Represent (i) 3,096,000 shares owned by Mr. Wen and (ii) 180,000 shares owned by MMBD Information Technology Limited, of which Mr. Wen holds 18.99%.

(3)	Represent 1,800,000 shares owned by Rate Technology Limited, an entity controlled by Mr. Ruan. Mr. Ruan holds voting and investment power over the shares held. Mr. Ruan is the sole owner and manager of this entity. The entity’s mailing address is 13C, Harvard Commercial Building, 105-11, 1 Thomson Road, Wanchai, Hong Kong 999077, China.

(4)	A Hong Kong corporation with the mailing address of RMC, 13/F, Harvard Commercial Building, 105-111 Thomson Road, Wan Chai, Hong Kong, 999077 China, with Qingyi Luan as its sole owner and manager.

As of April 18, 2019, there were 15 registered holders of record of our shares of common stock, based upon information received from our stock transfer agent. However, this number does not include beneficial owners whose shares were held of record by nominees or broker dealers. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company. To our knowledge, no other shareholder beneficially owns more than 5% of our shares. Our company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. Our major shareholders do not have any special voting rights.

B.	Related Party Transactions

Due to Related Parties

At December 31, 2018 and 2017, the due to related parties amount consisted of the following:

	December 31, 2018	December 31, 2017
Advances from Xiangdong Wen (1)	$150,338	$-
Advances from Zhen Fan (2)	53,297	-
Repurchase of common stock on credit from shareholders (3)	36,000	-
	$239,635	$-

(1)	Xiangdong Wen is the chairman and 17.2% shareholder of the Company.

(2)	Zhen Fan is the chief executive officer and 16.2% shareholder of the Company.

(3)	On August 7, 2018, the Company repurchased 36,000,000 shares of its common stock from 14 shareholders through a privately negotiated transaction at an aggregate price of $36,000. The treasury stock purchase amount was paid in full in January 2019.

From time to time, Xiangdong Wen and Zhen Fan provided advances to the Company to supplement its working capital needs. Those advances are short-term in nature, non-interest bearing, unsecured and payable on demand.

Shareholders’ Contribution

During the year ended December 31, 2018 and 2017, the Company’s shareholders contributed $5,448 and $68,641, respectively, to the Company for working capital needs.

C.	Interests of Experts and Counsel

Not required.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

See Item 18 for our audited consolidated financial statements.

Legal Proceedings

We are currently not involved in any legal proceedings; nor are we aware of any claims that could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Dividend Policy

The holders of shares of our common shares are entitled to dividends out of funds legally available when and as declared by our board of directors. Our board of directors has never declared a dividend and does not anticipate declaring a dividend in the foreseeable future. Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiary and other holdings and investments. In addition, the operating companies may, from time to time, be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. In the event of our liquidation, dissolution or winding up, holders of our common shares are entitled to receive, ratably, the net assets available to shareholders after payment of all creditors.

B.	Significant Changes

Except as disclosed elsewhere in this Annual Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The following table sets forth, for the months indicated and through April 17, 2019, the monthly high and low sale prices for our shares, as reported on NASDAQ Stock Market. The closing price for the Company’s securities on April 17, 2019 was $4.19 per share.

	Price Per Share of Common Shares:
	High	Low
Monthly highs and lows
January 2019 (from January 8, 2019)	$8.90	$5.94
February 2019	$6.60	$4.50
March 2019	$5.95	$4.70
April 2019 (through April 17, 2019)	$4.86	$4.01

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our shares have been listed on the NASDAQ Stock Market under the symbol MTC since January 8, 2019 following the completion of our initial public offering.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

The information required by Item 10.B of Form 20-F is included in the section titled “Description of Share Capital” in our Registration Statement on Form F-1 initially filed with the SEC on October 22, 2018, and subsequently updated (File No.: 333-227934), which section is incorporated herein by reference.

C.	Material Contracts

The information required by Item 10.B of Form 20-F is included in the sections titled “Our Business,” “Directors and Executive Officers,” “Related Party Transactions,” and “Underwriting” in in our Registration Statement on Form F-1 initially filed with the SEC on October 22, 2018, and subsequently updated (File No.: 333-227934), which section is incorporated herein by reference.

D.	Exchange controls

BVI Exchange Control

Under BVI law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

China Exchange Control

Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations (1996), as amended on August 5, 2008, the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996) and the Interim Measures on Administration on Foreign Debts (2003). Under these regulations, Renminbi are freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for most capital account items, such as direct investment, loans, repatriation of investment and investment in securities outside China, unless the prior approval of SAFE or its local counterparts is obtained. In addition, any loans to an operating subsidiary in China that is a foreign invested enterprise, cannot, in the aggregate, exceed the difference between its respective approved total investment amount and its respective approved registered capital amount. Furthermore, any foreign loan must be registered with SAFE or its local counterparts for the loan to be effective. Any increase in the amount of the total investment and registered capital must be approved by the China Ministry of Commerce or its local counterpart. We may not be able to obtain these government approvals or registrations on a timely basis, if at all, which could result in a delay in the process of making these loans.

The dividends paid by the subsidiary to its shareholder are deemed shareholder income and are taxable in China. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises in China may purchase or remit foreign exchange, subject to a cap approved by SAFE, for settlement of current account transactions without the approval of SAFE. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, SAFE and other relevant Chinese governmental authorities.

Circular 37

On July 4, 2014, SAFE issued Circular 37, which became effective as of July 4, 2014. According to Circular 37, Chinese residents shall apply to SAFE and its branches for going through the procedures for foreign exchange registration of overseas investments before contributing the domestic assets or interests to a SPV. An amendment to registration or filing with the local SAFE branch by such Chinese resident is also required if the registered overseas SPV’s basic information such as domestic individual resident shareholder, name, operating period, or major events such as domestic individual resident capital increase, capital reduction, share transfer or exchange, merger or division has changed. Although the change of overseas funds raised by overseas SPV, overseas investment exercised by overseas SPV and non-cross-border capital flow are not included in Circular 37, we may be required to make foreign exchange registration if required by SAFE and its branches.

Moreover, Circular 37 applies retroactively. As a result, Chinese residents who have contributed domestic assets or interests to a SPV, but failed to complete foreign exchange registration of overseas investments as required prior to implementation of Circular 37, are required to send a letter to SAFE and its branches for explanation. Under the relevant rules, failure to comply with the registration procedures set forth in Circular 37 may result in receiving a warning from SAFE and its branches, and may result in a fine of up to RMB 300,000 for an organization or up to RMB 50,000 for an individual. In the event of failing to register, if capital outflow occurred, a fine up to 30% of the illegal amount may be assessed.

Chinese residents who control our Company are required to register with SAFE in connection with their investments in us. If we use our equity interest to purchase the assets or equity interest of a Chinese company owned by Chinese residents in the future, such Chinese residents will be subject to the registration procedures described in Circular 37.

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their PRC Subsidiaries

An offshore company may invest equity in a Chinese company, which will become the Chinese subsidiary of the offshore holding company after investment. Such equity investment is subject to a series of laws and regulations generally applicable to any foreign-invested enterprise in China, which include the Wholly Foreign-Owned Enterprise Law, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Contractual Joint Venture Enterprise Law, all as amended from time to time, and their respective implementing rules; the Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors; and the Notice of the State Administration on Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment.

Under the aforesaid laws and regulations, the increase of the registered capital of a foreign-invested enterprise is subject to the prior approval by the original approval authority of its establishment. In addition, the increase of registered capital and total investment amount shall both be registered with SAIC, Ministry of Commerce and SAFE.

Shareholder loans made by offshore parent holding companies to their Chinese subsidiaries are regarded as foreign debts in China for regulatory purpose, which is subject to a number of Chinese laws and regulations, including the Chinese Foreign Exchange Administration Regulations, the Interim Measures on Administration on Foreign Debts, the Tentative Provisions on the Statistics Monitoring of Foreign Debts and its implementation rules, and the Administration Rules on the Settlement, Sale and Payment of Foreign Exchange.

Under these regulations, the shareholder loans made by offshore parent holding companies to their Chinese subsidiaries shall be registered with SAFE. Furthermore, the total amount of foreign debts that can be borrowed by such Chinese subsidiaries, including any shareholder loans, shall not exceed the difference between the total investment amount and the registered capital amount of the Chinese subsidiaries, both of which are subject to the governmental approval.

Regulation of Dividend Distribution

The principal regulations governing the distribution of dividends by foreign holding companies include the Company Law of China (1993), as amended in 2013, the Foreign Investment Enterprise Law (1986), as amended in 2000, and the Administrative Rules under the Foreign Investment Enterprise Law (1990), as amended respectively in 2001 and 2014.

Under these regulations, wholly foreign-owned investment enterprises in China may pay dividends only out of their retained profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign-owned investment enterprises in China are required to allocate at least 10% of their respective retained profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends, and a wholly foreign-owned enterprise is not permitted to distribute any profits until losses from prior fiscal years have been offset.

E.	Taxation

The following sets forth the material BVI, Chinese and U.S. federal income tax matters related to an investment in our common shares. It is directed to U.S. Holders (as defined below) of our common shares and is based on laws and relevant interpretations thereof in effect as of the date of this report, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our common shares, such as the tax consequences under state, local and other tax laws. DeHeng Law Offices, our counsel as to the PRC laws and regulations, advised us with respect to the PRC taxation matters and the below referenced discussion constitutes their opinion as to such matters. Ogier, our counsel as to the BVI law, advised us on the BVI taxation matters and their opinion is set forth in the discussion below. Schiff Hardin LLP, our counsel as to the U.S. laws, rules and regulations, advised us on, among other things, on the U.S. taxation matters and their opinion is also set forth below. The following brief description applies only to U.S. Holders (defined below) that hold common shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the tax laws of the United States in effect as of the date of this report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of common shares and you are, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States,

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia,

●	an estate whose income is subject to U.S. federal income taxation regardless of its source, or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

PRC Enterprise Income Tax

According to the Enterprise Income Tax Law of PRC (the “EIT Law”), which was promulgated on March 16, 2007, last amended in February 2017 and became effective as of January 1, 2008, the income tax for both domestic and foreign-invested enterprises is at a uniform rate of 25%. The Regulation on the Implementation of Enterprise Income Tax Law of the PRC (the “EIT Rules”) was promulgated on December 6, 2007 and became effective on January 1, 2008. On April 14, 2008, the Chinese Ministry of Science and Technology, Ministry of Finance and State Administration of Taxation enacted the Administrative Measures for Certifying High and New Technology Enterprises (the “Certifying Measures”), which retroactively became effective on January 1, 2008 and was amended on January 29, 2016. In the years ended December 31, 2018 and 2017, Gujia and Meimei Zhengtong were recognized as small low-profit enterprises and received a preferential income tax rate of 10%. Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise”, which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise, the only official guidance for this definition currently available is set forth in Circular 82 issued by the State Administration of Taxation, at April 22, 2009 which provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following criteria are satisfied:

●	the place where the senior management and core management departments that are in charge of its daily operations perform their duties is mainly located in the PRC,

●	its financial and human resources decisions are made by or are subject to approval by persons or bodies in the PRC,

●	its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC, and

●	more than half of the enterprise’s directors or senior management with voting rights frequently reside in the PRC.

We do not believe that we meet the conditions outlined in the preceding paragraph since we do not have a PRC enterprise or enterprise group as our primary controlling shareholder. In addition, we are not aware of any offshore holding companies with a corporate structure similar to our company that has been deemed a PRC “resident enterprise” by the PRC tax authorities.

If we are deemed a China resident enterprise, we may be subject to the EIT at the rate of 25% on our global income, except that the dividends we receive from our Chinese subsidiaries may be exempt from the EIT to the extent such dividends are deemed dividends among qualified resident enterprises. If we are considered a resident enterprise and earn income other than dividends from our Chinese subsidiaries, a 25% EIT on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

PRC Value Added Tax (“VAT”)

Pursuant to the Provisional Regulations on Value-added Tax (VAT) of the PRC last amended on February 6, 2016 and became effective from January 1, 2009 and the Detailed Rules for the Implementation of the Provisional Regulation of China on VAT last amended on October 28, 2011 and effective as of November 1, 2011, all entities or individuals in the PRC engaging in the sale of goods, the provision of processing services, repairs and replacement services, and the importation of goods are required to pay VAT.

According to the requirements of the Notice of the Ministry of Finance and the State Administration of Taxation on Implementing the Pilot Program of Replacing Business Tax with Value-Added Tax in an All-round Manner (Cai Shui [2016] Document No. 36) and the annexes thereto, namely The Measures for Implementing the Pilot Program of Replacing Business Tax with Value-Added Tax, the Provisions on Relevant Matters concerning the Pilot Program of Replacing Business Tax with Value-Added Tax, the Provisions on the Transitional Policies for the Pilot Program of Replacing Business Tax with Value-Added Tax, and the Provisions on the Application of VAT Zero Rate and VAT Exemption Policy to Cross-border Taxable Activities, effective from 1 May 2016, the pilot program of replacing business tax with value-added tax was implemented across the country, and the payment of business tax for taxpayers in the construction industry, the real estate industry, the financial industry, and the living service industry shall be replaced with the payment of value-added tax at 6%.

BVI Taxation

The company and all distributions, interest and other amounts paid by the company in respect of the common shares of the company to persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the BVI with respect to any common shares, debt obligations or other securities of the company.

All instruments relating to transactions in respect of the common shares, debt obligations or other securities of the company and all instruments relating to other transactions relating to the business of the company are exempt from payment of stamp duty in the BVI provided that they do not relate to real estate in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to the company or its shareholders.

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks,

●	financial institutions,

●	insurance companies,

●	regulated investment companies,

●	real estate investment trusts,

●	broker-dealers,

●	traders that elect to mark to market,

●	U.S. expatriates,

●	tax-exempt entities,

●	persons liable for alternative minimum tax,

●	persons holding our common shares as part of a straddle, hedging, conversion or integrated transaction,

●	persons that actually or constructively own 10% or more of our common shares,

●	persons who acquired our common shares pursuant to the exercise of any employee common share option or otherwise as consideration, or

●	persons holding our common shares through partnerships or other pass-through entities.

Prospective purchasers are urged to consult their tax advisors about the application of the U.S. Federal tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our common shares.

Taxation of Dividends and Other Distributions on our Common Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the common shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, to the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your common shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The dividends will not be eligible for the dividends-received deduction allowed in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the common shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, our common shares will be considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our common shares, including the effects of any change in law after the date of this report.

Dividends on our common shares will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend considered for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our common shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

Taxation of Dispositions of Common Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of common shares equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the common shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the common shares for more than one year, you will be eligible for the capital gains tax rate of 20% (or lower for individuals in lower tax brackets). The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2017. Our actual PFIC status for the current taxable years ending December 31, 2017 will not be determinable until after the close of such year and, accordingly, there is no guarantee that we will not be a PFIC for the current year. PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income is passive income, or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our common shares, our PFIC status will depend in large part on the market price of our common shares. Accordingly, fluctuations in the market price of the common shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are a PFIC for any year during which you hold common shares, we will continue to be treated as a PFIC for all succeeding years during which you hold common shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the common shares.

If we are a PFIC for any taxable year during which you hold common shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the common shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the common shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the common shares,

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year. The tax liability for amounts allocated to such years cannot be offset by any net operating losses for such years, and gains realized on the sale of the common shares cannot be treated as capital, even if you hold the common shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the common shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the common shares as of the close of your taxable year over your adjusted basis in such common shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the common shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the common shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the common shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the common shares, as well as to any loss realized on the actual sale or disposition of the common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares. Your basis in the common shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “Taxation of Dividends and Other Distributions on our Common Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the NASDAQ Capital Market. If the common shares are regularly traded on the NASDAQ Capital Market and if you are a holder of common shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold common shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the common shares and any gain realized on the disposition of the common shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our common shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our common shares and proceeds from the sale, exchange or redemption of our common shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information.

F.	Dividends and paying agents

Not required.

G.	Statement by experts

Not required.

H.	Documents on display

Documents concerning us that are referred to in this document may be inspected at c/o Room 608A, Air China Century Building, 40 Xiaoyun Road, Chaoyang District, Beijing, 100020 China. In addition, we file annual reports and other information with the Securities and Exchange Commission. We file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders are exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. Annual reports and other information we file with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be assessed at http://www.sec.gov.

I.	Subsidiary Information

Not required.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Interest Rate Risk

As of December 31, 2018 and 2017, we had no short-term or long-term borrowings. If we borrow money in future periods, we may be exposed to interest rate risk. Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash deposits with our banks. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates.

Credit Risk

As of December 31, 2018 and 2017, we had cash and cash equivalents of $93,625 and $237,561, respectively. Our cash and cash equivalents are invested primarily in savings and deposit accounts with original maturities of three months or less. Savings and deposit accounts generate a small amount of interest income.

Inflation Risk

Inflationary factors such as increases in the cost of our product may adversely affect our operating results. Although we do not believe that inflation has had a material effect on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross profit and selling and marketing, general and administrative expenses as a percentage of revenue if the selling prices of our products do not increase with these increased costs.

Foreign Exchange Risk

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. The RMB depreciated by 2.0% in fiscal year 2017 and appreciated by 2.4% in fiscal 2018. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

Commodity Risk

We are not exposed to commodity price risk.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not required.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has been no default of any indebtedness nor is there any arrearage in the payment of dividends.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2018. Based on that evaluation, management, including our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures as of December 31, 2018 were effective.

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934. Our internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our management and other personnel to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that in reasonable detail accurately reflect the transactions and dispositions of our assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with accounting principles generally accepted in the United States of America, and that our receipts and expenditures are being made only in accordance with the authorization of our board of directors and management; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatement. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with our policies and procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management has concluded that our internal control over financial reporting was effective as of December 31, 2018.

All internal control systems, no matter how well designed, have inherent limitations including the possibility of human error and the circumvention or overriding of controls. Further, because of changes in conditions, the effectiveness of internal controls may vary over time. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. We cannot be certain that these measures will successfully remediate the material weakness or that other material weaknesses will not be discovered in the future. If our efforts are not successful or other material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately on a timely basis or help prevent fraud, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence or delisting and cause the market price of our common stock to decline. In addition, it could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our securities. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods. Because of our status as an emerging growth company, you will not be able to depend on any attestation from our independent registered public accountants as to our internal control over financial reporting for the foreseeable future.

Changes in Internal Controls over Financial Reporting

Except as discussed above, during the year ended December 31, 2018, there were no changes in the company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect our company’s internal control over financial reporting. It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance; our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

Our Board of Directors has determined that Mr. Shuguo Li qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of the NASDAQ rules.

ITEM 16B.	CODE OF ETHICS.

Our Board of Directors has adopted a code of business conduct and ethics that applies to our directors, officers and employees. A copy of this code is available on our website. We intend to disclose on our website any amendments to the Code of Business Conduct and Ethics and any waivers of the Code of Business Conduct and Ethics that apply to our principal executive officer, principal financial officer, principal accounting officer, controller, or persons performing similar functions.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Audit Fees

During 2018 and 2017, MaloneBailey, LLP’s fees for the annual audit of our financial statements and the periodic reviews of the financial statements were $246,000 and $0, respectively.

Audit-Related Fees

During 2018 and 2017, the Company did not incur audit-related services for services rendered in connection with financial due diligence of the company in connection with the company’s initial public offering.

Tax Fees

The company has not paid Malone Bailey, LLP for tax services in 2018 and 2017.

All Other Fees

The company has not paid Malone Bailey, LLP for any other services in 2018 and 2017.

Our Audit Committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

On August 7, 2018, the Company repurchased 36,000,000 common shares from 14 shareholders through a privately negotiated transaction at an aggregate price of $36,000.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

None.

ITEM 16G.	CORPORATE GOVERNANCE

None.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this Annual Report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description

1.1	Underwriting Agreement (1)
3.1	Memorandum and Articles of Association (1).
4.1	Specimen Share Certificate (1).
10.1	Employment Agreement between the Company and CEO (1).
10.2	Employment Agreement between the Company and CFO (1).
10.3	Individual Loan Contract with Zhen Fan (1).
10.4	Individual Loan Contract with Xiangdong Wen (1).
10.5	Lease Agreement (1).
10.6	Share Repurchase Agreement (1).
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1	Code of Conduct and Ethics (1).
21.1	List of Subsidiaries of the Registrant (1).
99.1	Charter of the Audit Committee (1).
99.2	Charter of the Compensation Committee (1).
99.3	Charter of the Nominating Committee (1).
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Previously filed as part of the registration statement filed with the SEC on October 22, 2018 and incorporated by reference herein.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MMTec, Inc.

April 19, 2019	By:	/s/ Zhen Fan
		Name:	Zhen Fan
		Title:	Chief Executive Officer (Principal Executive Officer)

April 19, 2019	By:	/s/ Min Kong
		Name:	Min Kong
		Title:	Chief Financial Officer (Principal Financial and Accounting Officer)

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

MMTEC, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

MMTEC, INC. and subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MMTEC, INC. and its subsidiaries (collectively, the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ (deficit) equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company's auditor since year 2018.

Houston, Texas

April 19, 2019

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

	As of
	December 31, 2018	December 31, 2017
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$93,625	$237,561
Prepaid rent	101,298	88,804
Security deposits - current portion	51,107	1,553
Prepaid expenses and other current assets	84,430	23,360

Total Current Assets	330,460	351,278

NON-CURRENT ASSETS:
Security deposit - noncurrent portion	-	37,875
Property and equipment, net	32,428	37,553

Total Non-current Assets	32,428	75,428

Total Assets	$362,888	$426,706

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY

CURRENT LIABILITIES:
Deferred revenue	$79,182	$-
Salary payable	185,434	101,937
Accrued liabilities and other payables	283,496	334
Investee losses in excess of investment controlled by major shareholders	19,426	-
Due to related parties	239,635	-

Total Current Liabilities	807,173	102,271

Total Liabilities	807,173	102,271

Commitments and Contingencies

SHAREHOLDERS’ (DEFICIT) EQUITY:
Common shares ($0.001 par value; 500,000,000 shares authorized; 54,000,000 shares issued and 18,000,000 shares outstanding as of December 31, 2018; 54,000,000 shares issued and outstanding as of December 31, 2017)	54,000	54,000
Additional paid-in capital	3,759,008	2,092,140
Less: treasury stock, at cost; (36,000,000 and 0 shares as of December 31, 2018 and 2017, respectively)	(36,000)	-
Accumulated deficit	(4,132,069)	(1,783,067)
Accumulated other comprehensive loss	(89,224)	(38,638)

Total Shareholders’ (Deficit) Equity	(444,285)	324,435

Total Liabilities and Shareholders’ (Deficit) Equity	$362,888	$426,706

The accompanying notes to consolidated financial statements are an integral part of these statements.

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(IN U.S. DOLLARS)

	For the Year Ended	For the Year Ended
	December 31, 2018	December 31, 2017

REVENUE	$26,882	$-

COST OF REVENUE	16,308	-

GROSS PROFIT	10,574	-

OPERATING EXPENSES:
Selling and marketing	171,016	-
General and administrative
Payroll and related benefits	893,656	702,989
Professional fees	831,821	37,393
Other general and administrative	441,621	178,218

Total Operating Expenses	2,338,114	918,600

LOSS FROM OPERATIONS	(2,327,540)	(918,600)

OTHER INCOME (EXPENSE):
Interest income	483	957
Interest expense	(12)	-
Other expense	(1,022)	(1,555)
Foreign currency transaction gain	40,965	-
Loss on equity method investment controlled by major shareholders	(61,876)	-

Total Other expense	(21,462)	(598)

LOSS BEFORE INCOME TAXES	(2,349,002)	(919,198)

INCOME TAXES	-	-

NET LOSS	$(2,349,002)	$(919,198)

COMPREHENSIVE LOSS:
NET LOSS	(2,349,002)	(919,198)
OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustments	(50,586)	39,610
COMPREHENSIVE LOSS	$(2,399,588)	$(879,588)

NET LOSS PER COMMON SHARE
Basic and diluted	$(0.06)	$(0.02)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic and diluted	39,600,000	54,000,000

The accompanying notes to consolidated financial statements are an integral part of these statements.

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(IN U.S. DOLLARS)

							Accumulated	Total
	Common Shares		Additional	Treasury Stock			Other	Shareholders’
	Number of		Paid-in	Number of		Accumulated	Comprehensive	Equity
	Shares	Amount	Capital	Shares	Amount	Deficit	Loss	(Deficit)

Balance, December 31, 2016	54,000,000	$54,000	$2,023,499	-	$-	$(863,869)	$(78,248)	$1,135,382

Shareholders’ contribution	-	-	68,641	-	-	-	-	68,641

Net loss for the year	-	-	-	-	-	(919,198)	-	(919,198)

Foreign currency translation adjustment	-	-	-	-	-	-	39,610	39,610

Balance, December 31, 2017	54,000,000	$54,000	$2,092,140	-	$-	$(1,783,067)	$(38,638)	$324,435

Capital contribution from shareholders	-	-	5,448	-	-	-	-	5,448

Cash contribution from shareholders	-	-	1,661,420	-	-	-	-	1,661,420

Treasury stock purchase	-	-	-	(36,000,000)	(36,000)	-	-	(36,000)

Net loss for the year	-	-	-	-	-	(2,349,002)	-	(2,349,002)

Foreign currency translation adjustment	-	-	-	-	-	-	(50,586)	(50,586)

Balance, December 31, 2018	54,000,000	$54,000	$3,759,008	(36,000,000)	$(36,000)	$(4,132,069)	$(89,224)	$(444,285)

The accompanying notes to consolidated financial statements are an integral part of these statements.

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the Year Ended	For the Year Ended
	December 31, 2018	December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,349,002)	$(919,198)
Adjustments to reconcile net loss from operations to net cash used in operating activities:
Depreciation expense	27,311	20,969
Bad debt expense	-	4,126
Loss on equity method investment controlled by major shareholders	61,876	-
Changes in operating assets and liabilities:
Prepaid rent	(17,373)	-
Security deposit	(14,073)	(26,169)
Prepaid expenses and other current assets	(62,644)	(56,637)
Deferred revenue	82,123	-
Salary payable	91,667	16,870
Accrued liabilities and other payables	309,762	(1,195)

NET CASH USED IN OPERATING ACTIVITIES	(1,870,353)	(961,234)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(23,863)	(6,356)
Repayment of advances to related parties	-	391,747
Payment in equity method investment	(42,450)	-

NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(66,313)	385,391

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash contribution from shareholders	1,661,420	-
Capital contribution from shareholders	5,448	66,649
Advances from related parties	206,205	-
Repayments to related parties	(24,179)	-

NET CASH PROVIDED BY FINANCING ACTIVITIES	1,848,894	66,649

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	(56,164)	27,388

NET DECREASE IN CASH AND CASH EQUIVALENTS	(143,936)	(481,806)

CASH AND CASH EQUIVALENTS - beginning of year	237,561	719,367

CASH AND CASH EQUIVALENTS - end of year	$93,625	$237,561

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$-	$-
Income taxes	$-	$-

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Repurchase of common stock on credit as due to related parties	$36,000	$-
Expense paid by related parties on behalf of the Company	$26,480	$-

The accompanying notes to consolidated financial statements are an integral part of these statements.

MMTEC, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

MMTEC, INC. (“MMTEC”, the “Company”) was incorporated on January 4, 2018 under the laws of the British Virgin Islands (“BVI”). On March 19, 2018, MMTEC acquired a wholly owned subsidiary, MM Future Technology Limited (“MM Future”). MM Future was incorporated in Hong Kong on October 31, 2017 for the purpose of being a holding company for the equity interest in Gujia (Beijing) Technology Co., Ltd. (“Gujia”).

Other than the equity interest in MM Future, MMTEC does not conduct any operations or own any material assets or liabilities. MM Future does not conduct any operations or own any material assets or liabilities except for the 100% of the equity interest of Gujia which it acquired on January 29, 2018.

Gujia was incorporated in People’s Republic of China (“PRC”) on June 9, 2015. Gujia is a technology provider, operates as an internet business platform to support operations. Gujia provides investment services to the U.S. securities markets for PRC investors and provides technical services to Chinese financial institutions to help them be able to provide investment services in the U.S. securities markets for their clients.

On November 6, 2017, Gujia acquired a wholly-owned subsidiary Meimei Zhengtong (Beijing) Technology Ltd. (“Meimei Zhengtong”) which was dissolved in July 2018.

On March 28, 2018, the Company acquired 24.9% of MMBD Trading Limited. (“MMBD Trading”). MMBD Trading was incorporated on March 4, 2016 under the laws of the British Virgin Islands. The remaining 75.1% of MMBD Trading was owned by 36.4% shareholders of the Company. MMBD Trading acquired a wholly owned subsidiary, MM iGlobal Inc. (“MM iGlobal”) on August 16, 2017. MMBD Trading does not conduct any operations or own any material assets or liabilities except for the 100% of the equity interest of MM iGlobal. MM iGlobal was incorporated in the State of Illinois on September 25, 1997 as Feil Daily Investment Co. which was changed to Whitewood Group Inc. in 2011. Whitewood Group Inc. was changed to MM iGlobal Inc. in 2017. MM iGlobal operates as a securities broker/dealer in New York City.

On April 20, 2018, the Company incorporated MM Fund Services Limited (“MM Fund”), a Cayman Islands company, for the purpose of providing administration services to the private equity funds industry. MM Fund is dormant as of December 31, 2018.

On May 28, 2018, the Company incorporated MM Capital Management Limited (“MM Capital”), a Cayman Islands company, for the purpose of providing assets management and investment services to clients. MM Capital is dormant as of December 31, 2018.

On August 8, 2018, the Company incorporated MM Fund SPC (“MM SPC”), a Cayman Islands company, for the purpose of providing asset management services to clients. MM SPC is a wholly-owned subsidiary of MM Capital and is dormant as of December 31, 2018.

Immediately before and after the acquisitions above mentioned, the shareholders of MMTEC controlled MM Future, Gujia, MM Fund, MM Capital and MM SPC. Therefore, those entities are under common control. Accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented. The historical cost of MM Future, Gujia, MM Fund, MM Capital and MM SPC are carried forward. MMTEC and its consolidated subsidiaries and collectively referred to herein as the “Company”, “we” or “us”, unless specific reference is made to an entity.

NOTE 2 – BASIS OF PRESENTATION

The accompanying consolidated financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and with the rules and regulations of the U.S. Securities and Exchange Commission for financial information.

The Company’s consolidated financial statements include the accounts of MMTEC and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

MMTEC, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates during the years ended December 31, 2018 and 2017 include the allowance for doubtful accounts, the useful life of property and equipment, assumptions used in assessing impairment of long-term assets and valuation of deferred tax assets.

Fair Value of Financial Instruments and Fair Value Measurements

The Company adopted the guidance of Accounting Standards Codification (“ASC”) 820 for fair value measurements which clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

●	Level 1-Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

●

Level 2-Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

●	Level 3-Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, prepaid rent, security deposit – current portion, prepaid expenses and other current assets, deferred revenue, salary payable, and accrued liabilities and other payables approximate their fair market value based on the short-term maturity of these instruments.

ASC 825-10 “Financial Instruments”, allows entities to voluntarily choose to measure certain financial assets and liabilities at fair value (fair value option). The fair value option may be elected on an instrument-by-instrument basis and is irrevocable unless a new election date occurs. If the fair value option is elected for an instrument, unrealized gains and losses for that instrument should be reported in earnings at each subsequent reporting date. The Company did not elect to apply the fair value option to any outstanding instruments.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term highly liquid investments purchased with original maturities of three months or less. The Company maintains cash with various financial institutions in China. At December 31, 2018 and 2017, cash balances in China are $84,306 and $237,561, respectively, are uninsured. The Company has not experienced any losses in bank accounts and believes it is not exposed to any risks on its cash in bank accounts. There were no cash equivalents at December 31, 2018 and 2017.

Concentrations of Credit Risk

Currently, the Company’s operations are carried out in China. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in China, and by the general state of China’s economy. The Company’s operations in China are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

MMTEC, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition. Estimated useful lives are as follows:

Estimated useful life
Office equipment and furniture	3 - 5 Years
Leasehold improvement	The lesser of remaining lease term or 1 - 2 Years
Software	1 - 3 Years

Impairment of Long-lived Assets

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company did not record any impairment charge for the years ended December 31, 2018 and 2017.

Equity Method Investment

The Company uses the equity method of accounting for its investment in, and earning or loss of, company that it does not control but over which it does exert significant influence.

In the event the Company incurs losses in excess of the carrying amount of an equity investment and reduces the Company’s investment balance to zero, the Company would not record additional losses unless (i) the Company guaranteed obligations of the investee, (ii) the Company is otherwise committed to provide further financial support for the investee, or (iii) it is anticipated that the investee’s return to profitability is imminent. If the Company provided a commitment to fund losses, it would continue to record losses resulting in a negative equity method investment, which is presented as a liability. As of December 31, 2018, the Company’s proportionate share of the losses of MMBD Trading exceeds its investment in MMBD Trading by $19,426. This amount is recorded as “Investee losses in excess of investment controlled by major shareholders” on the accompanying consolidated balance sheets as of December 31, 2018, due to the Company’s commitment for future financial support.

The Company periodically reviews its equity investment for impairment. Under the equity method of accounting, an impairment loss would be recorded whenever the fair value of an equity investment is determined to be below its carrying amount and the reduction is considered to be other than temporary. In judging “other than temporary,” the Company considers the length of time and extent to which the fair value of the investment has been less than the carrying amount of the equity investment, the near-term and long-term operating and financial prospects of the entity and the Company’s longer-term intent of retaining its investment in the entity. The Company considers whether the fair value of its equity method investment has declined below its carrying value whenever adverse events or changes in circumstances indicate that recorded value may not be recoverable. If the Company considers any decline to be other than temporary (based on various factors, including historical financial results and the overall health of the investee), then a write-down would be recorded to estimated fair value. See Note 6 for discussion of equity method investment.

Deferred Revenue

Deferred revenue represents income collected but not earned as of the reporting date. As of December 31, 2018 and 2017, deferred revenue totaled $79,182 and $0, respectively.

Value Added Tax

Gujia is subject to a value added tax (“VAT”) of 3% for performing professional services. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of professional services provided (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). The Company reports revenue net of PRC’s value added tax for all the periods presented in the consolidated statements of operations.

MMTEC, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Effective January 1, 2018, the Company began recognizing revenue under Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“ASC 606”), using the modified retrospective transition method. The adoption of ASC 606 had no impact on the Company’s consolidated financial statements, and there was no adjustment to beginning accumulated deficit on January 1, 2018. The core principle of this new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when the company satisfies a performance obligation

The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods it transfers to the customer.

The Company recognizes revenue by providing professional services under written service contracts with its customers. Revenue related to its service offerings is recognized over a period of time as the services are performed.

The Company does not offer promotional payments, customer coupons, rebates or other cash redemption offers to its customers.

Cost of Revenue

Cost of revenue consists primarily of internal labor cost and related benefits, and other overhead costs that are directly attributable to service provided.

Research and Development

Expenditures for research and product development costs are expensed as incurred.

For the years ended December 31, 2018 and 2017, research and development expenses were $828,367 and $513,575, respectively.

Selling and Marketing Costs

All costs related to selling and marketing are expensed as incurred. For the year ended December 31, 2018, selling and marketing costs were $171,016. The Company did not incur any selling and marketing expenses during the year ended December 31, 2017.

Operating Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations and comprehensive loss on a straight-line basis over the lease period.

Segment Information

ASC 280 “Segment reporting” establishes standards for reporting information on operating segments in interim and annual financial statements. All of the Company’s operations are considered by the chief operating decision maker to be aggregated in one reportable operating segment.

MMTEC, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company accounts for income taxes using the asset/liability method prescribed by ASC 740, “Income Taxes.” Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of ASC 740 “Income Taxes”. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. As of December 31, 2018 and 2017, the Company had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements. Tax years that remain subject to examination are the years ended December 31, 2018, 2017 and 2016. The Company recognizes interest and penalties related to significant uncertain income tax positions in other expense. No such interest and penalties incurred for the years ended December 31, 2018 and 2017.

Foreign Currency Translation

The reporting currency of the Company is the U.S. dollar. The functional currency of the parent company, MMTEC, and MM Future, MM Fund, MM Capital and MM SPC, is the U.S. dollar and the functional currency of Gujia and Meimei Zhengtong is the Chinese Renminbi (“RMB”). For the subsidiaries whose functional currency is the RMB, result of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments resulting from the process of translating the local currency financial statements into U.S. dollars are included in determining comprehensive income/loss. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

All of the Company’s revenue and expense transactions are transacted in the functional currency of the operating subsidiaries. The Company does not enter into any material transaction in foreign currencies. Transaction gains or losses have not had, and are not expected to have, a material effect on the results of operations of the Company.

The consolidated balance sheet amounts, with the exception of equity, at December 31, 2018 and 2017 were translated at RMB 6.8632 to $1.00 and at RMB 6.5342 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to consolidated statements of operations and cash flows for the years ended December 31, 2018 and 2017 were RMB 6.6174 and RMB 6.7518 to $1.00, respectively.

Comprehensive Loss

Comprehensive loss is comprised of net loss and all changes to the statements of shareholders’ equity, except those due to investments by shareholders, changes in paid-in capital and distributions to shareholders. For the Company, comprehensive loss for the years ended December 31, 2018 and 2017 consisted of net loss and unrealized (loss) gain from foreign currency translation adjustment.

Per Share Data

ASC Topic 260 “Earnings per Share,” requires presentation of both basic and diluted earnings per share (“EPS”) with a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Basic EPS excludes dilution. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

MMTEC, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Per Share Data (continued)

Basic net loss per common share are computed by dividing net loss available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per common share is computed by dividing net loss by the weighted average number of shares of common stock, common stock equivalents and potentially dilutive securities outstanding during each period. Common stock equivalents are not included in the calculation of diluted loss per common share if their effect would be anti-dilutive. The following table presents a reconciliation of basic and diluted net loss per common share:

	Year Ended December 31, 2018	Year Ended December 31, 2017
Net loss for basic and diluted net loss per share of common stock	$(2,349,002)	$(919,198)
Weighted average common stock outstanding – basic and diluted	39,600,000	54,000,000
Net loss per common share - basic and diluted	$(0.06)	$(0.02)

The Company did not have any common stock equivalents and potentially dilutive common stock outstanding during the years ended December 31, 2018 and 2017.

Related Parties

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all significant related party transactions in Note 8.

Reclassification

Certain prior period amounts have been reclassified to conform to the current period presentation. These reclassifications have no effect on the previously reported financial position, results of operations and cash flows.

Fiscal Year End

The Company has adopted a fiscal year end of December 31st.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-9, “Revenue from Contracts with Customers (Topic 606)”, which was further updated by ASU 2016-08 in March 2016, ASU 2016-10 in April 2016, ASU 2016-11 in May 2016, ASU 2016-12 in May 2016 and ASU 2016-20 in December 2016. ASC 606 outlines a single set of comprehensive principles for recognizing revenue under U.S. GAAP and supersedes the revenue recognition guidance existed at the time. The main principle of ASC 606 is that revenue should be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The Company applied the ASC and its related updates on a modified retrospective basis as of January 1, 2018. The adoption of ASC 606 did not impact the previously reported financial statements in any prior period nor did it result in a cumulative effect adjustment to accumulated deficit.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)”. In December 2017, January 2018, July 2018 and December 2018, the FASB issued ASU 2017-13, ASU 2018-01, ASU 2018-10, ASU 2018-11 and ASU 2018-20 respectively, which contain modifications and improvements to ASU 2016-02. Under ASU 2016-02, lessees will be required to recognize all leases (with the exception of short-term leases) at the commencement date including a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Leases with a term of twelve months or less will be accounted for similar to existing guidance for operating leases. The Company adopted this new guidance on January 31, 2019. The Company does not expect the new standard to have a material impact on its consolidated financial statements as all its leases are with a term of twelve months or less as of the adoption date.

MMTEC, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements (continued)

In July 2018, the FASB issued ASU 2018-09, “Codification Improvements”, which affects a wide variety of Topics in the Codification and applies to all reporting entities within the scope of the affected accounting guidance. These amendments represent changes to clarify, correct errors in, or make minor improvements to the Codification, eliminating inconsistencies and providing clarifications in current guidance. Some of the amendments do not require transition guidance and will be effective upon issuance. However, many of the amendments do have transition guidance with effective dates for annual periods beginning after December 15, 2018, for public business entities. The adoption of this guidance is not expected to have a material impact on the Company’s consolidated financial statements.

NOTE 4 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

At December 31, 2018 and 2017, prepaid expenses and other current assets consisted of the following:

	December 31, 2018	December 31, 2017
Prepaid professional service fees	$66,183	$23,309
Other	18,247	51
	$84,430	$23,360

NOTE 5 – PROPERTY AND EQUIPMENT

At December 31, 2018 and 2017, property and equipment consisted of the following:

	Useful life	December 31, 2018	December 31, 2017
Office equipment and furniture	3 - 5 Years	$73,325	$57,134
Leasehold improvement	The lesser of remaining lease term or 1 - 2 Years	4,855	5,110
Software	1 - 3 Years	12,093	11,478
		90,273	73,722
Less: accumulated depreciation		(57,845)	(36,169)
		$32,428	$37,553

For the years ended December 31, 2018 and 2017, depreciation expense amounted to $27,311 and $20,969, respectively, of which, $604 and $0 was included in cost of revenue, and $26,707 and $20,969 was included in operating expenses, respectively.

NOTE 6 – EQUITY METHOD INVESTMENT

The Company makes investment that support its underlying business strategy and enable it to enter new markets. On March 28, 2018, the Company acquired a 24.9% interest in MMBD Trading by cash payment of $12,450. The remaining 75.1% of MMBD Trading was owned by 36.4% shareholders of the Company. The investment is accounted for under the equity method. Equity method investment is recorded at original cost and adjusted periodically to recognize: (i) the Company’s proportionate share of investee’ net income or losses after the date of the investment; (ii) additional contributions made or distributions received; and (iii) impairment losses relating to the investment.

During the period from March 28, 2018 (date of investment) through December 31, 2018, the Company has paid in cash of $42,450 in equity method investment. For the period from March 28, 2018 (date of investment) through December 31, 2018, the Company recorded its share of MMBD Trading’s net loss of $61,876 in loss on equity method investment controlled by major shareholders. In the event the Company incurs losses in excess of the carrying amount of an equity investment and reduces the Company’s investment balance to zero, the Company would not record additional losses unless (i) the Company guaranteed obligations of the investee, (ii) the Company is otherwise committed to provide further financial support for the investee, or (iii) it is anticipated that the investee’s return to profitability is imminent. If the Company provided a commitment to fund losses, the Company would continue to record losses resulting in a negative equity method investment, which is presented as a liability. As of December 31, 2018, the Company’s proportionate share of the losses of MMBD Trading exceeds its investment in MMBD Trading by $19,426. This amount is recorded as “Investee loss in excess of investment controlled by major shareholders” on the accompanying consolidated balance sheets at December 31, 2018, due to the Company’s commitment for future capital and operation funding.

MMTEC, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – EQUITY METHOD INVESTMENT (continued)

The Company reviews its investment accounted for under the equity method of accounting for impairment whenever events or changes in circumstances indicate a loss in the value of the investment may be other than temporary. An equity method investment is written down to fair value if there is evidence of a loss in value which is other-than-temporary. The Company may estimate the fair value of its equity method investments by considering recent investee equity transactions, and recent operating results. If the fair value of the investment has dropped below the carrying amount, management considers several factors when determining whether an other-than-temporary decline has occurred, such as: the length of the time and the extent to which the estimated fair value or market value has been below the carrying value, the financial condition and the near-term prospects of the investee, the intent and ability of the Company to retain its investment in the investee for a period of time sufficient to allow for any anticipated recovery in market value and general market conditions. The estimation of fair value and whether an other-than-temporary impairment has occurred requires the application of significant judgment and future results may vary from current assumptions. The Company did not record any impairment loss associated with its’ investment in MMBD Trading for the year ended December 31, 2018. The tables below present the summarized financial information, as provided to the Company by the investee, for the unconsolidated company:

At December 31, 2018
Current assets	$18,081
Noncurrent assets	-
Current liabilities	4,102
Noncurrent liabilities	-
Equity	13,979

For the Period from March 28, 2018 (Date of Investment) through December 31, 2018
Revenue	$9,460
Operating expenses	(257,758)
Loss from operations	(248,298)
Net loss	(248,499)

NOTE 7 – ACCRUED LIABILITIES AND OTHER PAYABLES

At December 31, 2018 and 2017, accrued liabilities and other payables consisted of the following:

	December 31, 2018	December 31, 2017
Accrued professional service fees	$282,928	$-
Other	568	334
	$283,496	$334

MMTEC, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – RELATED PARTY TRANSACTIONS

Due to Related Parties

At December 31, 2018 and 2017, the due to related parties amount consisted of the following:

	December 31, 2018	December 31, 2017
Advances from Xiangdong Wen (1)	$150,338	$-
Advances from Zhen Fan (2)	53,297	-
Repurchase of common stock on credit from shareholders (3)	36,000	-
	$239,635	$-

(1)	Xiangdong Wen is the chairman and 17.2% shareholder of the Company.
(2)	Zhen Fan is the chief executive officer and 16.2% shareholder of the Company.
(3)	On August 7, 2018, the Company repurchased 36,000,000 shares of its common stock from 14 shareholders through a privately negotiated transaction at an aggregate price of $36,000. The treasury stock purchase amount was paid in full in January 2019.

From time to time, Xiangdong Wen and Zhen Fan provided advances to the Company to supplement its working capital needs. Those advances are short-term in nature, non-interest bearing, unsecured and payable on demand.

Shareholders’ Contribution

During the year ended December 31, 2018 and 2017, the Company’s shareholders contributed $5,448 and $68,641, respectively, to the Company for working capital needs. See Note 10 for details.

NOTE 9 – INCOME TAXES

British Virgin Islands (“BVI”)

Under the current laws of BVI, MMTEC is not subject to tax on income or capital gain. In addition, payments of dividends by the Company to their shareholders are not subject to withholding tax in the BVI.

Hong Kong

The Company’s subsidiary, MM Future, is incorporated in Hong Kong and has no operating profit or tax liabilities during the years ended December 31, 2018 and 2017. MM Future is subject to tax at 16.5% on the assessable profits arising in or derived from Hong Kong.

Cayman Islands

There is no income tax for companies domiciled in the Cayman Islands. Accordingly, MM Fund, MM Capital and MM SPC do not present any income tax provisions related to Cayman Islands tax jurisdiction, where these three companies are domiciled.

PRC

Gujia and Meimei Zhengtong were incorporated in the PRC and are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. On March 16, 2007, the National People’s Congress enacted a new enterprise income tax law, which took effect on January 1, 2008. The law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. In the years ended December 31, 2018 and 2017, Gujia and Meimei Zhengtong were recognized as small low-profit enterprises and received a preferential income tax rate of 10%. In the years ended December 31, 2018 and 2017, Gujia and Meimei Zhengtong did not generate any taxable income. Therefore, there was no provision for income taxes in the years ended December 31, 2018 and 2017.

MMTEC, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – INCOME TAXES (continued)

PRC (continued)

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	For the Year Ended	For the Year Ended
	December 31, 2018	December 31, 2017
Hong Kong statutory income tax rate	16.5%	16.5%
Valuation allowance recognized with respect to the loss in the Hong Kong company	(16.5)%	(16.5)%
PRC statutory income tax rate	25.0%	25.0%
Effect of income tax exemptions and reliefs	(15.0)%	(15.0)%
Valuation allowance recognized with respect to the loss in the PRC companies	(10.0)%	(10.0)%
Total	0.0%	0.0%

As of December 31, 2018 and 2017, the components of the Company’s deferred income tax assets were set forth below:

	December 31, 2018	December 31, 2017
Deferred Tax Assets:
Net operating losses carry forwards	$3,686,219	$1,783,067
Gross deferred tax assets	389,316	178,318
Less: valuation allowance	(389,316)	(178,318)
Net deferred tax assets	$-	$-

As of December 31, 2018, the Company has a net operating loss carry forward for tax purposes of approximately $3,686,000 available to offset future taxable income through 2023.

The Company provided a valuation allowance equal to the deferred income tax asset for the years ended December 31, 2018 and 2017. The management believes that the Company’s cumulative losses arising from recurring business of subsidiaries constituted significant strong evidence that most of the deferred tax assets would not be realizable and this evidence outweighed the expectations that the Company would generate future taxable income. As such, deferred tax assets arise from net operating losses are fully allowed for the years ended December 31, 2018 and 2017. The increase in the allowance was $210,998 and $91,931 for the years ended December 31, 2018 and 2017, respectively.

As of December 31, 2018 and 2017, the Company had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements. Tax years that remain subject to examination are the years ended December 31, 2018, 2017 and 2016.

Accounting for Uncertainty in Income Taxes

The tax authority of the PRC government conducts periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises complete their relevant tax filings. Therefore, the Company’s PRC entities’ tax filings results are subject to change. It is therefore uncertain as to whether the PRC tax authority may take different views about the Company’s PRC entities’ tax filings, which may lead to additional tax liabilities.

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the Company’s tax positions and concluded that no provision for uncertainty in income taxes was necessary as of December 31, 2018 and 2017.

NOTE 10 – SHAREHOLDERS’ EQUITY

The shareholders’ equity structures as of December 31, 2017 was presented after giving retroactive effect to the reorganization of the Company that was completed in the first half of 2018.

On January 4, 2018, MMTEC, Inc. was incorporated in the British Virgin Islands. On the same day, the Company issued 20,000 common shares at $0.001 per share to its two directors/incorporators with cash proceeds of $20. On March 23, 2018, the Company issued 8,980,000 common shares at $0.18 per share to eight individuals and four companies for total cash proceeds of $1,616,400. On May 23, 2018, the Company issued 45,000,000 common shares at $0.001 per share to the same 12 shareholders for total cash proceeds of $45,000. Total cash contributions received in 2018 amount to $1,661,420. On August 7, 2018, the Company repurchased 36,000,000 common shares from the foregoing 14 shareholders through a privately negotiated transaction at an aggregate price of $36,000. The treasury stock purchase amount was paid to the shareholders in full in January 2019.

MMTEC, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – SHAREHOLDERS’ EQUITY (continued)

Shares Authorized

The Company is authorized to issue 500,000,000 shares of stock with a par value of $0.001 per share.

There are 54,000,000 shares of common stock issued and 18,000,000 shares of common stock outstanding as of December 31, 2018.

There are 54,000,000 shares of common stock issued and outstanding as of December 31, 2017.

Treasury Stock

The Company records treasury stock using the cost method. On August 7, 2018, the Company repurchased 36,000,000 shares of its common stock from 14 shareholders through a privately negotiated transaction at an aggregate price of $36,000.

Shareholders’ Contribution

During the year ended December 31, 2018, Zhen Fan, who is the chief executive officer and 16.2% shareholder of the Company, and a 2.0% shareholder of the Company, made contributions with the amount of $3,834 and $1,614, respectively, to the Company for working capital needs and the Company recorded an increase in additional paid-in capital.

During the year ended December 31, 2017, the Company’s shareholders contributed $68,641 in total to the Company for working capital needs and the Company recorded an increase in additional paid-in capital.

NOTE 11 - STATUTORY RESERVE

Gujia and Meimei Zhengtong operate in the PRC, are required to reserve 10% of their net profit after income tax, as determined in accordance with the PRC accounting rules and regulations. Appropriation to the statutory reserve by the Company is based on profit arrived at under PRC accounting standards for business enterprises for each year. The profit arrived at must be set off against any accumulated losses sustained by the Company in prior years, before allocation is made to the statutory reserve. Appropriation to the statutory reserve must be made before distribution of dividends to shareholders. The appropriation is required until the statutory reserve reaches 50% of the registered capital. This statutory reserve is not distributable in the form of cash dividends.

Gujia and Meimei Zhengtong had sustained losses since their establishments. As of December 31, 2018 and 2017, no appropriation to statutory reserves for them was required as they incurred recurring net losses.

NOTE 12 – COMMITMENTS AND CONTINCENGIES

Operating Leases

In March 2017, the Company entered into an agreement with a third party individual to lease its office under operating lease. Pursuant to the signed lease, the monthly rent is RMB 23,000 (approximately $3,400). The lease started on April 1, 2017 and was terminated on March 31, 2018.

In November 2017, the Company signed an agreement with a third party to lease its office under operating lease. Pursuant to the signed lease, the monthly rent is RMB 123,742 (approximately $18,000) with the preferential monthly rent of RMB 11,624 (approximately $1,700) for the first month. The term of the lease is two years commencing on December 1, 2017 and expires on November 30, 2019.

In June 2016, the Company signed an agreement with a third party individual to lease its office space in Shanghai, China under operating lease. Pursuant to the lease, the monthly rent is RMB 10,000 (approximately $1,500). The term of the lease is one year commencing on July 1, 2016 and expired on June 30, 2017. The Company renewed the office lease in June 2017 and June 2018. Pursuant to the renewed office lease, the monthly rent is RMB 10,000 (approximately $1,500) and the renewed office lease expired on September 30, 2018.

In August 2018, the Company signed an agreement with a third party to lease its office space in Beijing, China under operating lease. Pursuant to the lease, the monthly rent is RMB 26,000 (approximately $3,900). The term of the lease is about one year commencing on August 29, 2018 and will expire on September 8, 2019 with the first 11 days free of rent.

In September 2018, the Company signed an agreement with a third party to lease its office space in Shanghai, China under operating lease. Pursuant to the lease, the monthly rent is RMB 31,686 (approximately $4,700). The term of the lease is 13 months commencing on September 1, 2018 and will expire on September 30, 2019 with one month of free rent in the month of September 2018.

Total rent expense under operating lease agreements was $272,926 and $82,359 for the years ended December 31, 2018 and 2017, respectively.

MMTEC, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – COMMITMENTS AND CONTINCENGIES (continued)

Operating Leases (continued)

The following table presents future minimum commitments for operating leases as of December 31, 2018:

Year Ending December 31:	Amount
2019	$267,542
2020 and thereafter	-
Total	$267,542

NOTE 13 - CONCENTRATIONS

Concentrations of Credit Risk

At December 31, 2018 and 2017, cash and cash equivalent balances in the PRC are $84,306 and $237,561, respectively, are uninsured. The Company has not experienced any losses in PRC bank accounts and believes it is not exposed to any risks on its cash in PRC bank accounts.

Customer

The following table sets forth information as to each customer that accounted for 10% or more of the Company’s revenue for the years ended December 31, 2018 and 2017.

Customer	Year Ended December 31, 2018	Year Ended December 31, 2017
A	100%	0

The Company did not have any outstanding accounts receivable as of December 31, 2018 or 2017.

The Company did not have any revenue during the year ended December 31, 2017.

NOTE 14 – SUBSEQUENT EVENTS

The following subsequent events were evaluated on April 19, 2019, the date the financial statements were issued.

Except as set forth below, there were no events that occurred subsequent to December 31, 2018 that require adjustment to or disclosure in the consolidated financial statements.

On January 7, 2019, the Company completed its initial public offering on the NASDAQ Capital Market under the symbol of “MTC”. The Company offered 1,800,000 common shares at $4 per share. Net proceeds raised by the Company from the initial public offering amounted to $6,478,801 after deducting underwriting discounts and commissions and other offering expenses. Out of the $6.5 million net proceeds, $500,000 was deposited into an escrow account to satisfy the initial $500,000 in potential indemnification obligations arising during an escrow period of two years following the closing date of January 7, 2019. On January 7, 2019, the Company sold additional 270,000 common shares at $4 per share. Net proceeds raised by the Company amounted to $993,600 after deducting underwriting discounts. As a result, the Company raised a total of $7,472,401 from the issuance of 2,070,000 shares of common stock in January 2019.