Form 20-F
period 2019-12-31
MMTec, Inc.
filed 2020-05-22
CIK 1742518

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

AF, 16/F, Block B, Jiacheng Plaza,

18 Xiaguangli, Chaoyang District, Beijing, 100027

People’s Republic of China

Tel: +86 10 5617 2312

(Address of principal executive offices)

Zhen Fan, Chief Executive Officer

c/o Gujia (Beijing) Technology Co., Ltd.,

AF, 16/F, Block B, Jiacheng Plaza,

18 Xiaguangli, Chaoyang District, Beijing, 100027

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

On May 22, 2020, the issuer had 20,070,000 shares issued and outstanding.

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

Except where the context otherwise requires and for purposes of this Annual Report only:

Depending on the context, the terms “we,” “us,” “our company,” and “our” refer to MMTEC, INC., a BVI company, and its consolidated subsidiaries:

●	MM Future Technology Ltd. (“MM Future”), a Hong Kong incorporated limited company.

●	MM Fund Services Limited (“MM Fund”), a Cayman Islands incorporated limited company.

●	MM Capital Management Limited (“MM Capital”), a Cayman Islands incorporated limited company.

●	MM Fund SPC (“MM SPC”), a Cayman Islands incorporated segregated portfolio company.

●	Gujia (Beijing) Technology Co., Ltd (“Gujia”), a PRC incorporated limited company.

●	Meimei Zhengtong (Beijing) Technology Co., Ltd., a PRC incorporated entity (dissolved effective as of June 8, 2018).

●	MMBD Trading Limited (“MMBD Trading”), a British Virgin Islands incorporated limited company.

●	MM Global Securities, INC. (“MM Global”), a State of Illinois incorporated limited company.

●	“common shares” refer to our common shares, $0.001 par value per share,

●	“China” and “PRC” refer to the People’s Republic of China, excluding, for the purposes of this report only, Macau, Taiwan and Hong Kong, and

●	all references to “RMB,” “yuan” and “Renminbi” are to the legal currency of China, and all references to “USD,” “$”, and “U.S. dollars” are to the legal currency of the United States.

Unless otherwise noted, all currency figures in this filing are in U.S. dollars. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding

ii

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

RELIANCE ON RELIEF ORDER

On April 20, 2020, the Company filed a Report on Form 6-K (the “6-K”) in compliance with and in reliance upon the SEC Order issued pursuant to Section 36 of the Securities Exchange Act of 1934, as amended, granting Exemptions from Specified Provisions of the Exchange Act and Certain Rules thereunder (SEC Release No. 34-88465 on March 25, 2020) (Relief Order) for the purpose of, among other things, extending the time of filing of our Annual Report on Form 20-F for the fiscal year ended December 31, 2019 in reliance on the Relief Order.

This Annual Report is being filed within the timeframe permitted by and in reliance upon the Relief Order.

The above-referenced 6-K provided, among things, operational and audit timeline updates as well as updates on the impact of the coronavirus (COVID-19) outbreak in China on the Company, its operations and filing of the Annual Report. Following the COVID-19 outbreak and the ensuing pandemic, a number of cities in China, including Beijing (where the Company’s main offices are located), were and remain under severe travel and quarantine restrictions and business closures. The Company’s suppliers and customers have been operating in the same, severely restricted manner, often suspending their operations altogether. Beginning in February 2020, in light of the nearly universal travel restrictions, the Company personnel has been working remotely, which, substantially impeded the Company’s ability to compile and prepare its financial statements in connection with the Annual Report. As a standard audit procedure, the auditors are required to control the confirmation procedures to ensure the effectiveness of this audit procedure, i.e. to issue confirmations to bank, customers and suppliers directly, and required the counterparties to mail back the confirmations directly to the auditors’ office. However, in light of the limited operation of the commercial banks and other business entities (especially small and medium sized entities), and the extended processing period of the express delivery service during the outbreak and subsequent recovery periods, the issuing time and related response period of audit confirmations had been delayed. The recovery rate of the audit confirmations distributed (especially for those to customers and suppliers) was also expected to be lower than in previous years, as a result, additional alternative procedures would be required, such measures would also in return delay the overall audit process. Consequently, the Company’s 2019 audit schedule was revised to reflect the foregoing developments. The extension of time was necessary due to unanticipated delays being experienced by the Company and its auditors in completing the field work associated with the audit of the Company’s financial statements and the Company’s completing its Annual Report. Particularly, given that the auditor personnel has been and continues to work remotely, and therefore has been unable to visit various field locations to perform the work necessary to complete the audit. As a result, additional alternative procedures were required, and such measures delayed the overall audit process and filing of the Annual Report.

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.	KEY INFORMATION

A.	Selected financial data

The following selected consolidated financial data as of and for the years ended December 31, 2019 and 2018 have been derived from the audited consolidated financial statements of the Company included in this Annual Report. The following selected consolidated financial data as of and for the year ended December 31, 2017 have been derived from the audited consolidated financial statements of the Company, which are not included in this Annual Report. This information is only a summary and should be read together with the consolidated financial statements, the related notes, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included in this Annual Report. The Company’s results of operations in any period may not necessarily be indicative of the results that may be expected for any future period. See “Risk Factors” included elsewhere in this Annual Report.

The following table presents our summary consolidated statements of operations and comprehensive loss for the fiscal years ended December 31, 2019, 2018 and 2017, respectively.

Selected Consolidated Statements of operations and Comprehensive Loss Data

	For the Year	For the Year	For the Year
	Ended	Ended	Ended
	December 31, 2019	December 31, 2018	December 31, 2017
Revenue	$200,797	$26,882	$-
Cost of revenue	90,890	16,308	-
Gross profit	109,907	10,574	-
Total operating expenses	3,050,683	2,338,114	918,600
Loss from operations	(2,940,776)	(2,327,540)	(918,600)
Other income (expense)	697,542	(21,462)	(598)
Loss before income taxes	(2,243,234)	(2,349,002)	(919,198)
Income taxes	-	-	-
Net loss	$(2,243,234)	$(2,349,002)	$(919,198)
Other comprehensive income (loss)	(30,170)	(50,586)	39,610
Comprehensive loss	$(2,273,404)	$(2,399,588)	$(879,588)
Net loss per common share
Basic and diluted	$(0.11)	$(0.06)	$(0.02)

Selected Consolidated Balance Sheets Data

	As of December 31,
	2019	2018	2017
Cash and cash equivalents	$3,642,521	$93,625	$237,561
Total current assets	4,347,710	330,460	351,278
Total non-current assets	1,860,835	32,428	75,428
Total assets	6,208,545	362,888	426,706
Total current liabilities	805,499	807,173	102,271
Total non-current liabilities	648,334	-	-
Total liabilities	1,453,833	807,173	102,271
Total shareholders’ (deficit) equity	4,754,712	(444,285)	324,435
Total liabilities and shareholders’ (deficit) equity	6,208,545	362,888	426,706

Exchange Rate Information

Our business is conducted in China, and the financial records of Gujia are maintained in RMB, its functional currency. However, we use the U.S. dollar as our reporting currency; therefore, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates. Our financial statements have been translated into U.S. dollars in accordance with Accounting Standards Codification (“ASC”) 830-10, “Foreign Currency Matters.” We have translated our asset and liability accounts using the exchange rate in effect at the balance sheet date. We translated our statements of operations using the average exchange rate for the period. We reported the resulting translation adjustments under other comprehensive (loss) income. The consolidated balance sheet amounts, with the exception of equity at December 31, 2019, 2018 and 2017 were translated at RMB 6.9762, RMB 6.8632 and RMB 6.5342 to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to consolidated statements of operations and cash flows for the years ended December 31, 2019, 2018 and 2017 were RMB 6.8985, RMB 6.6174 and RMB 6.7518 to $1.00, respectively.

We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	(RMB per U.S. Dollar)
	Period End	Average (1)
2017	6.5342	6.7518
2018	6.8632	6.6174
2019	6.9762	6.8985

	(RMB per U.S. Dollar)
	Period High	Period Low
January 2020	6.9718	6.8606
February 2020	7.0246	6.9249
March 2020	7.0999	6.9260
April 2020	7.1104	7.0300
May 2020 (through May 22, 2020)	7.1030	7.0690

(1)	Annual averages were calculated by using the average of the midpoint exchange rate of each day during the relevant year.

Source: http://www.safe.gov.cn/safe/rmbhlzjj/index.html

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk factors

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

We have incurred substantial losses in several recent periods as we have sought to expand our operations. We recorded net losses of $2,243,234 and $2,349,002 for the years ended December 31, 2019 and 2018, respectively. We may incur losses in future periods. If our future revenues do not increase sufficiently, or even if our future revenues increase but we are unable to manage our expenses, we may not achieve and maintain profitability in the future periods.

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

The Company may incur significant delays and/or expenses relating to the COVID-19 (coronavirus) outbreak in China and beyond

Beginning in late 2019, there were reports of the COVID-19 (coronavirus) outbreak originating in China, prompting government-imposed quarantines, cessation of certain travel and business closures. Following this outbreak, in February 2020, the Company temporarily shut down its Beijing offices. In March 2020, the Company gradually resumed its operations, with most of its personnel working remotely. The Company may incur significant delays, reductions in revenue and increases in expenses relating to such events outside of its control. In addition, the outbreak precludes the Company personnel from visiting customers and potential customers, which adversely affects the Company’s ability to generate new revenue. Moreover, the Company expects that the impact of the COVID-19 outbreak on the United States and world economies will have a material adverse effect on the demand for its services. Any and all of the foregoing could have a material adverse impact on its business, operating results and financial condition. Further, as we do not have access to a revolving credit or similar facility, there can be no assurance that we would be able to secure commercial financing in the future in the event that we require additional capital. We currently believe that our financial resources will be adequate to see us through the outbreak. However, in the event that we do need to raise capital in the future, the outbreak-related instability in the securities markets could adversely affect our ability to raise additional capital.

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

Financial services firms are highly regulated, and the increased regulatory scrutiny over the last several years may increase the risk of financial liability and reputational harm resulting from adverse regulatory actions

In April 2019, the Company acquired from Xiangdong Wen and Zhen Fan the remaining 75.1% of outstanding securities of MMBD Trading Ltd., a British Virgin Islands company (“MMBD”). Prior to the consummation of this acquisition, (i) the Company held 24.9% of outstanding securities of MMBD, and (ii) each Xiangdong Wen (the Chairman of the Company’s Board) and Zhen Fan (the Company’s CEO) beneficially owned 37.55% of outstanding securities of MMBD, respectively. The Company has agreed to pay the aggregate purchase price of $185,000 for such securities to be equally divided between the two shareholders of MMBD. The acquisition closed on October 18, 2019, following the receipt by the Company of requisite corporate and regulatory approvals, including, without limitation, FINRA CMA application approval, and the Company’s Audit Committee’s review and approval of the terms and provisions of this transaction involving related parties. Following and as a result of this acquisition, MMBD has become a wholly-owned subsidiary of the Company. Over the last several years, financial services firms have been operating in an evolving regulatory environment. The industry has experienced an extended period of significant change in laws and regulations governing the financial services industry, as well as increased scrutiny from various regulators. Penalties and fines imposed by regulatory authorities have increased substantially in recent years. We may be adversely affected by changes in the interpretation or enforcement of existing laws, rules, and regulations. There is also increased regulatory scrutiny (and related compliance costs) as we continue to grow and surpass certain consolidated asset thresholds established under the Dodd-Frank Act, which have the effect of imposing enhanced standards and requirements on larger institutions. Broker-dealers and investment advisers are subject to regulations covering all aspects of the securities business, including, but not limited to: sales and trading methods; trade practices among broker-dealers; use and safekeeping of clients’ funds and securities; capital structure of securities firms; anti-money laundering efforts; recordkeeping; and the conduct of directors, officers and employees. Any violation of these laws or regulations could subject us to the following events, any of which could have a material adverse effect on our business, financial condition and prospects: civil and criminal liability; sanctions, which could include the revocation of our subsidiaries’ registrations as investment advisers or broker-dealers; the revocation of the licenses of our financial advisors; censures; fines; or a temporary suspension or permanent bar from conducting business. Failure to comply with regulatory capital requirements primarily applicable to our company, our bank subsidiaries, or our broker-dealer subsidiaries would significantly harm our business.

Growth of our business could increase costs and regulatory and integration risks

We continue to grow, including through acquisitions and through our recruiting efforts. Integrating acquired businesses, providing a platform for new businesses, and partnering with other firms involve risks and present financial, managerial, and operational challenges. We may incur significant expense in connection with expanding our existing businesses, recruiting financial advisors, or making strategic acquisitions or investments. Our overall profitability would be negatively affected if investments and expenses associated with such growth are not matched or exceeded by the revenues derived from such investments or growth. Expansion may also create a need for additional compliance, documentation, risk management, and internal control procedures, and often involves hiring additional personnel to address these procedures. To the extent such procedures are not adequate or not adhered to with respect to our expanded business or any new business, we could be exposed to a material loss or regulatory sanction. Financial services firms are subject to numerous actual or perceived conflicts of interest, which are routinely examined by U.S. federal and state regulators and SROs such as FINRA. Our risk management processes include addressing potential conflicts of interest that arise in our business. Management of potential conflicts of interest has become increasingly complex as we expand our business activities. A perceived or actual failure to address conflicts of interest adequately could affect our reputation, the willingness of clients to transact business with us or give rise to litigation or regulatory actions. Therefore, there can be no assurance that conflicts of interest will not arise in the future that could cause result in material harm to our business and financial condition.

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

Any significant disruption in service on our platforms, our computer systems or third-party service providers’ systems, including events beyond our control, could reduce the attractiveness of our platforms and result in a loss of customers or investors. In the event of a platform outage and physical data loss, our ability to perform our servicing obligations, and process loan applications would be materially and adversely affected. The satisfactory performance, reliability and availability of our platforms and our underlying network infrastructure are critical to our operations, customer service, reputation, and ability to retain existing and attract new customers, investors and institutional funding partners. Our operations depend on our ability to protect our systems against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses, or attempts to harm our systems, criminal acts and similar events. Any interruptions or delays in our service, whether as a result of third-party or our error, natural disasters or security breaches, whether accidental or wilful, could harm our relationships with our customers, investors and institutional funding partners and our reputation. Our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage. These factors could prevent us from processing loans, damage our brand and reputation, divert our employees’ attention, subject us to liability and cause customers, investors and institutional funding partners to abandon our platforms, any of which could adversely affect our business, financial condition and results of operations.

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

Our future results of operations will depend on numerous factors affecting the development of the e-commerce industry in China, which may be beyond our control. These factors include:

●	the growth of Internet, broadband, personal computer and mobile penetration and usage in China, and the rate of any such growth,

●	the level of trust and confidence of Chinese consumers in online trading, as well as changes in investor demographics and investor tastes and preferences,

●	whether alternative lending channels or business models that better address the needs of investor emerge in China, and

●	the development of fulfilment, payment and other ancillary services associated with online purchases.

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

Failure by our shareholders or beneficial owners to comply with Circular 37 could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiary’s ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

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

The sale of substantial amounts of common shares in the public market, or the perception that such sales could occur could harm the prevailing market price of our common shares. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. If any existing shareholders sell a substantial amount of common shares, the prevailing market price for our common shares could be adversely affected. In the future, the market price of our common shares could drop significantly if the holders of our restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our common shares or other securities.

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

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” In particular, while we are an “emerging growth company” (1) we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, (2) we will be exempt from any rules that may be adopted by the PCAOB requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements, (3) we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (4) we will not be required to hold nonbinding advisory votes on executive compensation or shareholder approval of any golden parachute payments not previously approved. We currently intend to take advantage of the reduced disclosure requirements regarding executive compensation. If we remain an “emerging growth company” after fiscal 2018, we may take advantage of other exemptions, including the exemptions from the advisory vote requirements and executive compensation disclosures under the Dodd-Frank Wall Street Reform and Customer Protection Act, or the Dodd-Frank Act, and the exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act. In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards, meaning that the company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

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

MMTEC, INC. (“MMTEC”) was founded on January 4, 2018 under the laws of the British Virgin Islands (the “BVI”). Our main operations are conducted through and by the People’s Republic of China (“PRC”) based operating entity, Gujia (Beijing) Technology Co., Ltd. (“Gujia”), based in Beijing, China. On April 20, 2018, we incorporated MM Fund Services Limited (“MM Fund”) for the purpose of providing administration services to the private equity funds industry. On May 28, 2018 and August 8, 2018, we incorporated MM Capital Management Limited (“MM Capital”) and MM Fund SPC (“MM SPC”), respectively, for the purpose of providing assets management and investment services to clients. On March 19, 2018, MMTEC acquired a wholly owned subsidiary, MM Future Technology Limited (“MM Future”). MM Future was incorporated in Hong Kong on October 31, 2017 for the purpose of being a holding company for the equity interest in Gujia. In addition, our company acquired 24.9% of the outstanding securities of MMBD Trading Limited (“MMBD Trading”) on March 28, 2018 and acquired the remaining 75.1% on April 25, 2019. The acquisition was closed on October 18, 2019. MMBD Trading acquired a wholly owned subsidiary, MM Global Securities, INC. (“MM Global”) on August 16, 2017. MM Global located in New York, NY. MM Global changed its corporate name from “MM IGlobal, INC” to “MM Global Securities, Inc.” effective as of February 25, 2019. On March 15, 2019, we incorporated MM Global Capital Limited, a new wholly subsidiary of the Company organized under the laws of the British Virgin Islands. Currently, we intend to utilize this subsidiary to set up and engage in securities trading. However, there is no assurance that we will proceed as intended, if at all. On July 9, 2019, we acquired 49% of a Newly-Formed Entity called Xchain Fintech PTE.LTD., (“Xchain”), a Singapore company, for the purpose of providing technical support for the construction and development of a new solutions for the existing problems of the traditional financial industry, the difficulty experienced by investors in investing and allocating investment assets globally, and the protection of funds and investments by using advanced technologies, such as artificial intelligence, big data analysis and blockchain. We have developed and deployed a series of platforms which comprise a business chain that enables PRC-based hedge funds, mutual funds, registered investment advisors, proprietary trading groups, and brokerage firms to engage in securities market transactions and settlements globally.

We conduct our business through and based on distinct yet integrated business systems designed to provide support for our (i) Securities Dealers Trading System (securities registration and clearing, account management, risk management, quick trading and execution, and third party access middleware), (ii) Private Fund Investment Management System (multi-account management, fund valuation, risk management, quantitative trading access, liquidation and requisition management) and (iii) Mobile Transaction Individual Client System and PC Client System (Apple IOS, Android, PC, Web). We assist PRC-based financial institutions taking part in the overseas securities trading markets by providing them comprehensive Internet-based securities solutions. These PRC financial institutions, along with Hong Kong broker-dealer customers, may “white label” our trading interface (i.e., put their logos on it, make our trading interface available to their customers without referencing our name, as if it was developed by them in-house), or they can select from among our modular functionalities, such as order routing, trade reporting or clearing on specific products or exchanges where they may not have up-to-date technology to offer their customers a comprehensive range of services and products. We also help PRC-based hedge funds, mutual funds, proprietary trading groups to speed up their integration into the overseas market and offer them additional services, such as fund establishment, issuance, custody, transaction and settlement. We also provide a series of IR solutions service for China Concepts Stock companies, help maintain the relationship between listed companies and the company’s equity, debt investors or potential investors. We provide our clients across all industries, sectors, and regions with strategic actionable intelligence and visibility into the capital markets for the long term.

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

Recent Developments

On July 9, 2019, the Company acquired 49% of interest in a newly-formed entity called Xchain Fintech PTE.LTD (“Xchain”), a Singapore corporation. Xchain has been formed for the purpose of providing technical support for the construction and development of a new solutions for the existing problems of the traditional financial industry, the difficulty experienced by investors in investing and allocating investment assets globally, and the protection of funds and investments by using advanced technologies, such as artificial intelligence, big data analysis and blockchain.

Pursuant to the Securities Purchase Agreement dated as of April 25, 2019, the Company agreed to purchase from Xiangdong Wen and Zhen Fan the remaining 75.1% of outstanding securities of MMBD Trading Ltd., a British Virgin Islands company (“MMBD”). Prior to the consummation of this acquisition, (i) the Company held 24.9% of outstanding securities of MMBD, and (ii) each of Xiangdong Wen (the Chairman of the Board) and Zhen Fan (the Chief Executive Officer) beneficially owned 37.55% of outstanding securities of MMBD, respectively. The Company has agreed to pay the aggregate purchase price of $185,000 for such securities to be equally divided between the two shareholders of MMBD. The acquisition closed on October 18, 2019, following the receipt by the Company of requisite corporate and regulatory approvals, including, without limitation, FINRA CMA application approval, and the Company’s Audit Committee’s review and approval of the terms and provisions of this transaction involving related parties. Following and as a result of this acquisition, MMBD has become a wholly-owned subsidiary of the Company.

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

In 2019, our company added financial advisory and investment banking business line to the roster of services it offers to its customers. Under this new business line, the Company anticipates providing financial advising and investment banking services, including, among others, investments, restructuring, IPO and secondary offering guidance, and venture funding advice, for PRC-based small and medium-sized enterprises from various industries that seek access to the US capital markets. Specifically, the Company intends to assist its customers in financings and capital formation at different stages of their growth and development.

Our company has expanded investor relations management services business to help maintain the relationship between listed companies and the company’s equity, debt investors or potential investors. It also includes the relationship between listed companies and various intermediaries in the capital market in the process of communicating with investors. Our global team of consultative experts and industry-leading software provides our clients across all industries, sectors, and regions with strategic actionable intelligence and unparalleled visibility into the capital markets for the long term.

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

One-stop private fund investment management fund solution – for small and medium-sized private funds with a management scale of more than $1 million and less than $100 million, we provide the following one-stop establishment and investment trading solutions to assist with:

●	establishing private equity funds, registration, administration and management of such funds.

●	building PTN investment management system, deployment of investment transaction, fund management, risk control, ERP and other modules.

●	opening trading accounts, handling valuation, liquidation and investment redemptions.

●	marketing.

Corporate History and Background

●	MMTEC, INC. –We formed MMTEC, INC., our BVI holding company on January 4, 2018.

●	MM Future Technology Limited – Our wholly-owned Hong Kong subsidiary, was incorporated on October 31, 2017.

●	Gujia (Beijing) Technology Co., Ltd – Our operating company in China and a wholly-owned subsidiary of MM Future Technology Limited.

●	MM Fund Services Limited – Our wholly-owned Cayman Islands subsidiary, which was incorporated on April 20, 2018 and dormant as of December 31, 2019.

●	MM Capital Management Limited – Our wholly-owned Cayman Islands subsidiary, was incorporated on May 28, 2018 and dormant as of December 31, 2019.

●	MM Fund SPC – MM Fund SPC was incorporated on August 8, 2018, as a wholly-owned subsidiary of MM Capital Management Limited, and dormant as of December 31, 2019.

●	MMBD Trading Limited – our wholly-owned subsidiary of MMTEC, acquired in October 2019.

●	MM Global Securities, INC. – Our operating company in New York and a wholly-owned subsidiary of MMBD Trading Limited.

Gujia (Beijing) Technology Co., Ltd was established on June 9, 2015 under the laws of China with registered capital of RMB 10 million (approximately $1.51 million). Its original shareholders were Xiangdong Wen, who owned 75% and Peng Dong, which owned 25%. On January 29, 2016, Gujia increased its registered capital to RMB20.83 million (approximately $3.15 million). As result of the capital contribution, Xiangdong Wen decreased his equity ownership to 48%, Peng Dong decreased his equity ownership to 12%, added an individual shareholder Zhen Fan, who owned 40%. On June 6, 2016, Gujia increased its registered capital to RMB 26.04 million (approximately $3.94 million). As result of the capital contribution, Xiangdong Wen decreased his equity ownership to 38.4%, Peng Dong decreased his equity ownership to 9.6%, and Zhen Fan decreased his equity ownership to 32%. New shareholders Beijing Yiyi Angel Investment Management Co. Ltd. owned 6.7%, Zhoushan Xianhe Investment Partnership (Limited Partnership) owned 10% and Shanghai Lanhong Investment Management Center (Limited Partnership) owned 3.3%. On November 30, 2017, Peng Dong transferred its 9.6% equity ownership to Xiangdong Wen; Beijing Yiyi Angel Investment Management Co. Ltd. transferred its 6.7% equity ownership to Zhen Fan; Shanghai Lanhong Investment Management Center (Limited Partnership) transferred its 3.3% equity ownership to Zhen Fan, and Zhoushan Xianhe Investment Partnership (Limited Partnership) kept the same equity ownership as before. On January 29, 2018, Xiangdong Wen transferred his 48% equity ownership to MM Future Technology Limited, Zhen Fan transferred his 42% equity ownership to MM Future Technology Limited, Zhoushan Xianhe Investment Partnership (Limited Partnership) transferred its 10% equity ownership to MM Future Technology Limited. MM Future Technology Limited became the sole shareholder of Gujia (Beijing) Technology Co. Ltd.

Pursuant to the Securities Purchase Agreement dated as of April 25, 2019, the Company agreed to purchase from Xiangdong Wen and Zhen Fan the remaining 75.1% of outstanding securities of MMBD Trading Ltd., a British Virgin Islands company (“MMBD”). Prior to the consummation of this acquisition, (i) the Company held 24.9% of outstanding securities of MMBD, and (ii) each of Xiangdong Wen (the Chairman of the Board) and Zhen Fan (the Chief Executive Officer) beneficially owned 37.55% of outstanding securities of MMBD, respectively. The Company has agreed to pay the aggregate purchase price of $185,000 for such securities to be equally divided between the two shareholders of MMBD. The acquisition closed on October 18, 2019, following the receipt by the Company of requisite corporate and regulatory approvals, including, without limitation, FINRA CMA application approval, and the Company’s Audit Committee’s review and approval of the terms and provisions of this transaction involving related parties. Following and as a result of this acquisition, MMBD has become a wholly-owned subsidiary of the Company.

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

Growth of Chinese private fund markets

There are several notable aspects of development of Chinese private fund industry in recent years:

●	Rapid rate of growth. According to Asset Management Association of China, by the end of March 2018, the number of registered private fund managers has reached 23,400, with a total dollar amount of RMB 12.04 trillion. The number of registered private funds has reached 71,040.

●	Substantial number of QDII funds under management and amount of QDII quota. As of the first quarter of 2018, 31 fund management companies managed 135 QDII funds, with a total cumulative amount of $84.443 billion, with E Fund Management Co., Ltd., and China Asset Management Co., Ltd. reaching over $10 billion and $15.8 billion, respectively. As of April 2018, the quota of QDII approved by various securities institutions totaled $43.52 billion, the latest quota of insurance institutions was $3.28 billion, and the latest quota of trust institutions was $8.13 billion.

●	Increasing number of small and medium private funds with focus on overseas investment. As of March 2018, there were 210 registered private fund managers with a management fund of at least RMB 10 billion and above. Approximately 256 registered private funds manage between RMB 5 billion and RMB 10 billion, and 64 registered private funds - between RMB 2 billion and RMB 5 billion.

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

●	Minimize technical barriers to securities trading – We aim to assist small- to medium-sized securities dealers, online financial management enterprises, Internet traffic platforms and individuals in their efforts to expand their respective businesses and lower the threshold for participation of the traditional securities industry.

●	Utilize cloud computing technologies, open financial platforms, and more diversified financial product - We help small and medium- sized securities brokerage firms build system on the cloud, we focus on providing backstage support for institutional clients, and develop a wide variety of technical and financial products for them.

●	Support PRC private equity funds to participate in overseas markets –We strive to minimize and possibly eliminate the cost of setting up the private equity funds, allowing our customers to use and rely on our technologies. We focus on small private funds with assets under management ranging from $1 million to $200 million.

●	Focus on the Chinese market, and all the markets that use Chinese as the native language- The U.S. securities market is the largest securities market in the world. We want to rely on financial technology to lower transaction threshold for all Chinese speaking investors to invest in U.S. securities market, and make it more convenient for them to invest.

Our Competitive Strengths

We believe that the following competitive strengths distinguish us from our competitors:

●	Product advantages and technology accumulation – by means of our technological advantages, better Internet experience and one-stop securities dealer solutions, we simplify the process of overseas investment transactions and lower the threshold of securities trading, making it easier for Chinese investors to get involved in global investment. We also provide (i) a complete product line from ENT, PTN to mobile end trading platform and PC-side trading platform, thus covering most of the operating systems required by broker-dealers and private equity funds; (ii) a stable market, trading system tested and relied for a period of time; (iii) rapid product development and iteration - we can develop products which meet the customer’s latest demands; and (iv) understanding of financial markets and information technology development.

●	Sound marketing strategies - We follow the same rules for both brokerage firms and private equity customers: we provide free technical systems yet charge a fee for post financial or additional premium services to encourage more brokers-dealers and private equity funds to use our technical products and services. (i) through free technical system services that change the delivery mode of the securities industry developers, we reduce the operating costs of small and medium-sized brokerage firms, (ii) with more choices for small and medium-sized brokerage firms, to help their customers respond to changes in the Internet, we provide better tools and platforms that enable customers choose and customize their services, and (iii) by helping private equity funds overcome the set-up threshold issue, we enable more private equity funds step into the overseas stock market and grow with them.

●	Innovative and open Internet idea - By using cloud technology, we help traditional financial institutions cope with the changes in traditional online securities trading. Based on cloud technology that helps more brokerage firms minimize the access threshold of technology, we stick to the user-centered product development model, and use faster deployment systems to meet customers’ demand and reduce their technical service costs. We maintain an open technical environment and provide an open platform for all users who want to access overseas investment transactions. We are also able to provide customized product service for users. We believe that the new generation of Chinese investors has a more sophisticated understanding of financial transactions, which requires a better user experience and more innovative products and service.

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

●	A professional team with diversified backgrounds - Our team members are from Internet companies, financial enterprises and traditional securities information system development companies. They are familiar with the financial markets, and have expertise in the development of securities information technology. Members of this diverse background teamwork in their respective areas with efficiency and professionalism.

●	Better ecology and environment - With the acquisition of MMBD Trading and MM Global in the United States, we are able to provide better services to non-U.S. small and medium-sized brokerage firms to access the U.S. market, and also to the small and medium-sized private equity funds with deeper understanding of their needs.

●	Market opportunities - Traditional financial markets rely more and more on information technology. In dealing with the overseas market, under the barrier of language, market mechanism and cultural background, we rely on technology to change the relationship between brokerage firms and traditional information technology developers. As the earliest participants in this model, we enjoy favorable market opportunities. At the same time, there has been an increasing demand for China’s small and medium-sized private equity funds to go overseas, as well as more Chinese investors investing outside of China. At the early stage development of this industry, we will actively participate in the development of industry service standards and service system, and make good use of this market opportunity.

●	Localized service - 24/7 customer service in complete Chinese language. From trading API document to technology support, we strive to create a more user-friendly environment for our customers. We also provide more pleasant user trading experience for Chinese customers. They will get more localized trading experience, without trial and error, and easier and more pleasant investment in overseas markets. Back on the Chinese market, we understand the rules of the United States. We also understand better the needs of Chinese investors. And we provide more localized private fund services and more financial products and services support. With the system support of MM Fund Services Limited and PTN, we will provide a more localized private fund administration service to our clients. We will respond to their request in a timely manner, being more attentive to their needs and requests.

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

Employees

Gujia (Beijing) Technology Co., Ltd. was established on June 9, 2015 by our Chairman of Board, Xiangdong Wen. Our principal offices are located in Beijing, China; we also have a research and development center in Shanghai, China. As of May 22, 2020, we employed 24 people on a full-time basis, comprised of 5 employees in management, 3 employees in sales and marketing, 8 employees in research and development, and 8 employees in administration.

MM Global Securities, INC incorporated in the State of Illinois on September 25, 1997 and operates in New York City. As of May 22, 2020, we employed 2 people on a full-time basis, including one in management and one in administration.

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

Office	Address	Rental Term	Space
Headquarters	AF, 16/F, Block B, Jiacheng Plaza, 18 Xiaguangli, Chaoyang District,Beijing 100027	October 10, 2019 – November 30, 2022	6920.66. sq. ft.

Shanghai Research and Development Center	Room 2605, Bank of Shanghai Building, Pudong New Area, Shanghai 200120	September 25, 2019 – September 24, 2022	1500.81 sq. ft.

Beijing Marketing Center	Room 1903, Block A, Yuanyangxinganxian Building, Xiaguangli, Chaoyang District, Beijing 100027	September 9, 2018 – September 8, 2020	1674.33 sq. ft.

New York Center	2 Wall Street, Suite 805, New York, NY 10005	July 25, 2019 – July 24, 2020	Approximately 200 sq. ft.

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

The following discussion and analysis of our financial condition and results of operations for the years ended December 31, 2019 and 2018 should be read in conjunction with our consolidated financial statements and related notes to those consolidated financial statements that are included elsewhere in this report. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this report.

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

Overview

Our Company develops and deploys a series of platforms, including the ETN Counter Business System, the PTN Private Fund Investment Management System, the Personal Mobile Transaction Client System, the PC Transaction Client System, the Individual and Institutional Integrated Account Management System, and the Quantitative Investment Transaction Platform, which comprise a business chain that enables Chinese language speaking hedge funds, mutual funds, registered investment advisors, proprietary trading groups, and brokerage firms to engage in securities market transactions and settlements globally.

In 2019, our company added financial advisory and investment banking business line to the roster of services it offers to its customers. Under this new business line, the Company anticipates providing financial advising and investment banking services, including, among others, investments, restructuring, IPO and secondary offering guidance, and venture funding advice, for PRC-based small and medium-sized enterprises from various industries that seek access to the US capital markets. Specifically, the Company intends to assist its customers in financings and capital formation at different stages of their growth and development.

Our company has expanded investor relations management services business to help maintain the relationship between listed companies and the company’s equity, debt investors or potential investors. It also includes the relationship between listed companies and various intermediaries in the capital market in the process of communicating with investors. Our global team of consultative experts and industry-leading software provides our clients across all industries, sectors, and regions with strategic actionable intelligence and unparalleled visibility into the capital markets for the long term.

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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Comparison of Results of Operations for the Years Ended December 31, 2019 and 2018

Revenue

The following table sets forth the components of our net revenues by amounts and percentages of our total net revenues for the periods presented:

	For the Year Ended December 31,
	2018		2019
	US$	%	US$	%

Net revenues:
Market data services	26,882	100.0%	75,044	37.4%
Investor relations management services	-	-	86,788	43.2%
Commissions	-	-	33,680	16.8%
Other revenue	-	-	5,285	2.6%
Total net revenues	26,882	100.0%	200,797	100.0%

For the years ended December 31, 2019 and 2018, we had revenue from performing market data services for our customers of $75,044 and $26,882, respectively. We expanded our investor relations management services business to help maintain the relationship between listed companies and the company’s equity, debt investors or potential investors, from which business we generated $86,788 in revenue during the year ended December 31, 2019. As a result of our acquisition of MMBD Trading and its wholly-owned subsidiary and a securities broker-dealer, MM Global, we generated commission revenue of $33,680 and other related revenue of $5,285 during the year ended December 31, 2019.

Cost of Revenue

Cost of revenue consists primarily of internal labor cost and related benefits, and other overhead costs that are directly attributable to services provided.

For the year ended December 31, 2019 and 2018, cost of revenue was $90,890 and $16,308, respectively.

Gross Profit and Gross Margin

Our gross profit was $109,907 for the year ended December 31, 2019, representing gross margin of 54.7%. Gross profit was $10,574 for the year ended December 31, 2018, representing gross margin of 39.3%.

Operating Expenses

During the years ended December 31, 2019 and 2018, operating expenses included selling and marketing, payroll and related benefits, professional fees, and other general and administrative expenses.

Selling and Marketing

Selling and marketing totaled $389,750 for the year ended December 31, 2019, as compared to $171,016 for the year ended December 31, 2018, an increase of $218,734 or 127.9%. During the year ended December 31, 2019, we increased selling and marketing costs to enhance our visibility.

Payroll and Related Benefits

Payroll and related benefits totaled $1,091,065 for the year ended December 31, 2019, as compared to $893,656 for the year ended December 31, 2018, an increase of $197,409 or 22.1%. The increase was primarily attributable to the increase in staff resulting from our business expansion.

Professional Fees

For the years ended December 31, 2019 and 2018, Professional Fees consisted of the following:

	Year Ended	Year Ended
	December 31,	December 31,
	2019	2018
Audit fees	$270,000	$246,006
Legal fees	62,661	344,259
Financial consulting fees	20,057	50,000
Industry and consulting fees	209,767	-
Advisory fees	22,667	-
Others	209,069	191,556
	$794,221	$831,821

●	For the year ended December 31, 2019, Audit fee increased by $23,994, or 9.8%, as compared to the year ended December 31, 2018. The increase was primarily attributable to the increased audit fee charged by MaloneBailey, LLP.

●	For the year ended December 31, 2019, Legal fee decreased by $281,598, or 81.8%. The decrease was primarily attributable to the legal fees associated with our IPO which were mainly incurred in 2018.

●	For the year ended December 31, 2019, Financial consulting fee decreased by $29,943, or 59.9%. The decrease was primarily attributable to the financial consulting fee of our initial public offering which were mainly incurred in 2018.

●	For the year ended December 31, 2019, we incurred Industry and consulting fees of $209,767; we did not have corresponding expense in the year ended December 31, 2018.

●	For the year ended December 31, 2019, we incurred NASDAQ advisory fees of $22,667; we did not have corresponding expense in the year ended December 31, 2018.

●	For the year ended December 31, 2019, other miscellaneous items increased by $17,513, or 9.1%. The increase was primarily attributable to miscellaneous fees related to the acquisition of MMBD Trading.

Other General and Administrative Expenses

For the years ended December 31, 2019 and 2018, other general and administrative expenses consisted of the following:

	Year Ended	Year Ended
	December 31,	December 31,
	2019	2018
Rent and related utilities	$358,965	$257,630
Public Relations Expenses	29,609	-
ETC clearing cost	22,646	-
NASDAQ application and listing fees	55,000	75,000
Travel and entertainment	88,348	28,414
NASDAQ GIDS Information fee	93,500	-
Others	127,579	80,577
	$775,647	$441,621

●	For the year ended December 31, 2019, office rent and related utilities increased by $101,355, or 39.3%, as compared to the year ended December 31, 2018. The increase was primarily attributable to the increase in our office space resulting from our business expansion.

●	For the year ended December 31, 2019, we incurred Public Relations Expenses of $29,609 and we did not have corresponding expense in the year ended December 31, 2018.

●	For the year ended December 31, 2019, we incurred ETC Clearing cost for broke dealer of $22,646 by MM Global, we did not have corresponding expense in the year ended December 31, 2018.

●	For the year ended December 31, 2019, NASDAQ application and listing fees decreased by $20,000, or 26.7%, as compared to the year ended December 31, 2018. The NASDAQ application and initial listing fees decrease was primarily attributable to that our initial public offering has completed in January 2019.

●	For the year ended December 31, 2019, travel and entertainment expenses increased by $59,934, or 210.9%, as compared to the year ended December 31, 2018, which was mainly attributable to the increased travel and entertainment activities incurred in the year ended December 31, 2019.

●	For the year ended December 31, 2019, we incurred NASDAQ GIDS Information fee of $93,500, NASDAQ provide real-time global index date service for us, so we did not have corresponding expense in the year ended December 31, 2018.

●	Other general and administrative expenses were primarily comprised of office supplies, internet service fee, and depreciation. For the year ended December 31, 2019, other general and administrative expenses increased by $47,002, or 58.3%, as compared to the year ended December 31, 2018, mainly due to our business expansion.

Loss from Operations

As a result of the foregoing, for the year ended December 31, 2019, loss from operations amounted to $2,940,776, as compared to $2,327,540 for the year ended December 31, 2018, an increase of $613,236, or 26.3%.

Other Income (Expense)

Other income (expense) mainly includes interest income from bank deposits, other miscellaneous expense, government subsidies, foreign currency transaction gain (loss) and loss on equity method investment controlled by major shareholders. Other income, net, totaled $697,542 for the year ended December 31, 2019, as compared to other expense of $21,462 for the year ended December 31, 2018, a change of $719,004, which was mainly attributable to an increase in interest income from bank deposits of $36,887, an increase in government subsidy of $724,795, an decrease in loss on equity method investment controlled by major shareholders of $12,463, offset by an increase in other expenses of $13,972, and a change in foreign currency transaction gain (loss) of $41,181.

Income Taxes

We did not have any income taxes expense for the years ended December 31, 2019 and 2018 since we did not generate any taxable income in these two fiscal years.

Net Loss

As a result of the factors described above, our net loss was $2,243,234, or $0.11 per share (basic and diluted), for the year ended December 31, 2019. Our net loss was $2,349,002, or $0.06 per share (basic and diluted), for the year ended December 31, 2018.

Foreign Currency Translation Adjustment

Our reporting currency is the U.S. dollar. The functional currency of our parent company - MMTEC, MM Future, MM Fund, MM Capital and MM SPC, is the U.S. dollar and the functional currency of Gujia, is the Chinese Renminbi (“RMB”). The financial statements of our subsidiaries whose functional currency is the RMB are translated to U.S. dollars using period end rates of exchange for assets and liabilities, average rate of exchange for revenue and expenses and cash flows, and at historical exchange rates for equity. Net gains and losses resulting from foreign exchange transactions are included in the results of operations. As a result of foreign currency translations, which are a non-cash adjustment, we reported a foreign currency translation loss of $30,170 and $50,586 for the years ended December 31, 2019 and 2018, respectively. This non-cash loss had the effect of increasing our reported comprehensive loss.

Comprehensive Loss

As a result of our foreign currency translation adjustment, we had comprehensive loss of $2,273,404 and $2,399,588 for the years ended December 31, 2019 and 2018, respectively.

Liquidity and Capital Resources

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis. At December 31, 2019 and 2018, we had cash balance of approximately $3,643,000 and $94,000, respectively. Most of these funds are kept in financial institutions located in China.

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

The following table sets forth a summary of changes in our working capital from December 31, 2018 to December 31, 2019:

			December 31, 2018 to December 31, 2019
	December 31, 2019	December 31, 2018	Change	Percentage Change
Working capital (deficit):
Total current assets	$4,347,710	$330,460	$4,017,250	1,215.7%
Total current liabilities	805,499	807,173	(1,674)	(0.2)%
Working capital (deficit)	$3,542,211	$(476,713)	$4,018,924	(843.0)%

Our working capital increased by $4,018,924 to working capital of $3,542,211 at December 31, 2019 from working capital deficit of $476,713 at December 31, 2018. The increase in working capital deficit was primarily attributable to an increase in cash and cash equivalents of approximately $3,549,000, an increase in accounts receivable of approximately $16,000, an increase in loan to employee of approximately $172,000, an increase in loan receivable of approximately $79,000, an increase in prepaid expenses and other current assets of approximately $308,000, a decrease in deferred revenue of approximately $16,000, a decrease in salary payable of approximately $11,000, a decrease in accrued liabilities and other payables of approximately $61,000, a decrease in due to related parties of approximately $234,000, a decrease in investee losses in excess of investment controlled by major shareholders of approximately $19,000, offset by an decrease in prepaid rent of approximately $101,000, and an increase in lease liabilities current portion of approximately $339,000, a decrease in Security deposits current portion of approximately $5,000.

Because the exchange rate conversion is different for the consolidated balance sheets and the consolidated statements of cash flows, the changes in assets and liabilities reflected on the consolidated statements of cash flows are not necessarily identical with the comparable changes reflected on the consolidated balance sheets.

Cash Flows for the Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018

The following summarizes the key components of our cash flows for the years ended December 31, 2019 and 2018:

	Year Ended December 31, 2019	Year Ended December 31, 2018
Net cash used in operating activities	$(2,139,156)	$(1,870,353)
Net cash used in investing activities	(725,476)	(66,313)
Net cash provided by financing activities	6,438,216	1,848,894
Effect of exchange rate on cash and cash equivalents	(24,688)	(56,164)
Net increase (decrease) in cash and cash equivalents	$3,548,896	$(143,936)

Net cash flow used in operating activities for the year ended December 31, 2019 was $2,139,156, which primarily reflected our net loss of approximately $2,243,000, and the changes in operating assets and liabilities primarily consisting of an increase in prepaid expenses and other current assets of approximately $82,000, an increase in security deposits of approximately $103,000, and a decrease of operating lease liability of approximately $231,000, a decrease in accrued liabilities and other payables of approximately $40,000, a decrease in deferred revenue of approximately $15,000, offset by an increase in salary payable of approximately $13,000, an decrease in accounts receivable of approximately $60,000, and the add-back of non-cash items consisting of noncash lease expense of approximately $340,000, depreciation of approximately $26,000, loss on equity method investment controlled by major shareholders of approximately $49,000 and noncash other expense of approximately $85,000.

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

Net cash flow used in investing activities was $725,476 for the year ended December 31, 2019 as compared to net cash flow used in investing activities of $66,313 for the year ended December 31, 2018. During the year ended December 31, 2019, the Company made payment in cost method investment of approximately $145,000, payment for acquisition of subsidiaries, net of cash acquired of approximately $109,000, payments made for purchase of property and equipment of approximately $130,000, payments made for loan to employee of approximately $174,000, payments made for loan to third party of approximately $80,000 and payment in equity method investment of approximately $88,000. During the year ended December 31, 2018, we made payments for purchase of property and equipment of approximately $24,000, and made payments in equity method investment of approximately $42,000.

Net cash flow provided by financing activities was $6,438,216 for the year ended December 31, 2019 as compared to $1,848,894 for the year ended December 31, 2018. During the year ended December 31, 2019, we received advances from related parties of approximately $14,000, proceeds from issuance of stocks of approximately $6,851,000 in funding our operations, offset by repayments made to related parties of approximately $428,000. During the year ended December 31, 2018, we received cash contribution from shareholders of approximately $1,661,000, capital contribution from shareholders of approximately $5,000, and advances from related parties of approximately $206,000 in funding our operations, offset by repayments made to related parties of approximately $24,000.

We mainly relied upon the IPO proceeds to meet our operating needs during the year ended December 31, 2019.

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

Contractual Obligations and Off-Balance Sheet Arrangements

Contractual Obligations

We have certain fixed contractual obligations and commitments that include future estimated payments. Changes in our business needs, cancellation provisions, and other factors may result in actual payments differing from the estimates. We cannot provide certainty regarding the timing and amounts of payments. We have presented below a summary of the most significant assumptions used in our determination of amounts presented in the tables, in order to assist in the review of this information within the context of our consolidated financial position, results of operations, and cash flows. The following tables summarize our contractual obligations as of December 31, 2019, and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

	Payments Due by Period
Contractual obligations:	Total	Less than 1 year	1-3 years	3-5 years	5+ years
Office leases commitment	$1,055,372	$379,638	$675,734	$-	$-
Total	$1,055,372	$379,638	$675,734	$-	$-

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

Foreign Currency Exchange Rate Risk

Our operations are in China. Thus, our revenues and operating results may be impacted by exchange rate fluctuations between RMB and US dollars. For the years ended December 31, 2019 and 2018, we had unrealized foreign currency translation loss of approximately $30,000 and $51,000, respectively, because of changes in the exchange rate.

Inflation

The effect of inflation on our revenue and operating results was not significant.

Critical Accounting Policies

Please refer to NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES of our consolidated financial statements for details.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Position
Xiangdong Wen (1) (2)	35	Chairman of the Board
Zhen Fan (1) (2)	42	Chief Executive Officer and Director
Zhengfei Li (1)	36	Chief Technology Officer
Min Kong (1)	31	Chief Financial Officer
Hinman Au (1) (4)	54	Director
Qingshun Meng (1) (3) (5) (6) (7)	60	Independent Director
Yiqin Zhang (1) (3) (5) (6) (7)	45	Independent Director
Shuguo Li (1) (4) (5) (6) (7)	68	Independent Director
Dongqiang Wang (1) (3)	34	Independent Director

(1)	The individual’s business address is c/o Gujia (Beijing) Technology Co., Ltd., AF, 16/F, Block B, Jiacheng Plaza, 18 Xiaguangli, Chaoyang District, Beijing, 100027 China.

(2)	Class C director whose term expires at the 2020 succeeding annual meeting of shareholders.

(3)	Class B director whose term expires at the 2021 succeeding annual meeting of shareholders.

(4)	Class A director whose term expires at the 2022 annual meeting of shareholders.

(5)	Member of audit committee.

(6)	Member of compensation committee.

(7)	Member of nominating committee.

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

Hinman Au has served as a Director of MMTEC since October 2019. Since July 2016 Hinman Au served as Chief Executive Officer of MM iGlobal, Inc., a registered broker-dealer. From September 2012 to July 2016, he held the offices of Chief Executive Officer of Tradefield Securities, Inc., a registered broker-dealer. From August 2014 to August 2016, he held the position of Chief Executive Officer of American Education Center, a publicly traded company (OTCQB). Hinman Au holds a Bachelor of Science degree in Computer Science from Lehman College (CUNY, 1987), a Master of Science degree in Electrical Engineering from State University of New York at Stony Brook (1989), and a Master of Business Administration degree from Baruch College (CUNY, 1992).

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

Yiqin Zhang has served as an Independent Director of MMTEC since April 2018. Mr. Zhang has served as the Founding Partner of Zhongguancun River Capital, a venture capital company since August 2013. Between January 2012 and August 2013, Mr. Zhang served as the Founding Partner of Beiruan Angel Foundation, a venture capital company located in Beijing, China. Mr. Zhang holds a Bachelor’s degree in Public Administration Management from Capital University of Economics and Business. Mr. Zhang offers his experience serving in founder positions at companies operating in the financial industry and has extensive knowledge, experience and relationships in China’s financial industry. Mr. Zhang was nominated as a director because of his experience in enterprise management, venture capital investment, and fund management.

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

B.	Compensation

Executive Compensation

The following table shows the annual compensation paid by us for the years ended December 31, 2019 and 2018:

			Equity	All Other
Name/principal position	Year	Salary	Compensation	Compensation	Total Paid
Zhen Fan, CEO	2018	$18,134	$-	$1,466	$19,600
	2019	$35,174	$-	$4,001	$39,175

Min Kong, CFO	2018	$30,347	$-	$7,376	$37,723
	2019	$48,936	$-	$5,148	$54,083

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

	2017	2018	2019
Number of Employees	24	33	38

E.	Share Ownership

See Item 7 below.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

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

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to subscribe for within 60 days of May 22, 2020. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all common shares that they beneficially own, subject to applicable community property laws. None of the stockholders listed in the table are a broker-dealer or an affiliate of a broker dealer. None of the stockholders listed in the table are located in the United States and none of the common shares held by them are located in the United States. Applicable percentage ownership is based on 20,070,000 common shares outstanding as of May 22, 2020. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Gujia (Beijing) Technology Co., Ltd., AF, 16/F, Block B, Jiacheng Plaza, 18 Xiaguangli, Chaoyang District, Beijing, 100027 China.

	Beneficial Ownership
Name of Beneficial Owner	Common Shares	Percentage
Zhen Fan * (1)	3,276,000	16.3%
Min Kong *	-	**
Xiangdong Wen * (2)	3,276,000	16.3%
Zhengfei Li *	216,000	1.1%
Hinman Au *	360,000	1.8%
Qingshun Meng *	-	**
Yiqin Zhang *	-	**
Shuguo Li *	-	**
Dongqiang Wang *	-	**
All officers and directors as a group (9 persons)	7,128,000	35.5%

5% or greater beneficial owners
Length Technology Limited(3)	2,340,000	11.6%
Rate Technology Limited(4)	1,800,000	9.0%
Jishan Sun	1,818,000	9.1%
5% or greater beneficial owners as a group	5,958,000	29.7%

*	Officer and/or director of the Company

**	Less than 1%

(1)	Represents (i) 2,916,000 shares owned by Mr. Fan and (ii) 947,880 shares owned by MMBD Information Technology Limited, of which Mr. Fan holds 37.98%. Mr. Fan is the Chief Executive Officer of MMBD Information Technology Limited, with mailing address of Rm 18D 27/F Ho King Comm. Ctr., 2-16 Fayuen St. Mongkok, Hong Kong 999077 China.

(2)	Represents (i) 3,096,000 shares owned by Mr. Wen and (ii) 947,880 shares owned by MMBD Information Technology Limited, of which Mr. Wen holds 18.99%.

(3)	A Hong Kong corporation with the mailing address of RMC, 13/F, Harvard Commercial Building, 105-111 Thomson Road, Wan Chai, Hong Kong, 999077 China, with Qingyi Luan as its sole owner and manager.

(4)	A Hong Kong corporation with the mailing address of 13/F, Ho Fu Commercial Building, 105-111 Thomson Road, Wanchai, Hong Kong, 999077 China, with Qian Ruan as its sole owner and manager.

As of May 22, 2020, there were eight registered holders of record of our common shares, based upon information received from our stock transfer agent. However, this number does not include beneficial owners whose shares were held of record by nominees or broker dealers. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company. To our knowledge, no other shareholder beneficially owns more than 5% of our shares. Our company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. Our major shareholders do not have any special voting rights.

B.	Related Party Transactions

Due to Related Parties

At December 31, 2019 and 2018, the due to related parties amount consisted of the following:

	December 31, 2019	December 31, 2018
Advances from Xiangdong Wen (1)	$4,320	$150,338
Advances from Zhen Fan (2)	1,710	53,297
Repurchase of common stock on credit from shareholders (3)	-	36,000
	$6,030	$239,635

(1)	Xiangdong Wen is the chairman and 16.3% shareholder of the Company.

(2)	Zhen Fan is the chief executive officer and 16.3% shareholder of the Company.

(3)	On August 7, 2018, the Company repurchased 36,000,000 shares of its common stock from 14 shareholders through a privately negotiated transaction at an aggregate price of $36,000. The treasury stock purchase amount was paid in full in January 2019.

From time to time, Xiangdong Wen, Zhen Fan and Hinman Au provided advances to the Company or made payment on behalf of the Company to supplement its working capital needs. Hinman Au is a director, member of board and 1.8% shareholder of the Company. Those advances are short-term in nature, non-interest bearing, unsecured and payable on demand.

Acquisition of MMBD Trading

During the year ended December 31, 2019, the Company acquire 75.1% of equity interests in MMBD Trading from Xiangdong Wen and Zhen Fan by cash payment of $185,000. See NOTE 9 of the consolidated financial statements for details.

Shareholders’ Contribution

During the year ended December 31, 2019 and 2018, the Company’s shareholders contributed $nil and $5,448, respectively, to the Company for working capital needs. See NOTE 13 of the consolidated financial statements for details.

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

The following table sets forth, for the months indicated and through May 21, 2020, the monthly high and low sale prices for our shares, as reported on NASDAQ Stock Market. The closing price for the Company’s securities on May 20, 2020 was $1.16 per share.

	Price Per Share of Common Shares:
	High	Low
Monthly highs and lows
January 2020	$2.95	$1.86
February 2020	$2.08	$1.34
March 2020	$1.60	$0.64
April 2020	$1.48	$0.82
May 2020 (through May 20, 2020)	$1.41	$0.95

B.	Plan of Distribution

Not Applicable.

C.	Markets

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

Interest Rate Risk

As of December 31, 2019 and 2018, we had no short-term or long-term borrowings. If we borrow money in future periods, we may be exposed to interest rate risk. Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash deposits with our banks. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates.

Credit Risk

As of December 31, 2019 and 2018, we had cash and cash equivalents of $3,642,521 and $93,625, respectively. Our cash and cash equivalents are invested primarily in savings and deposit accounts with original maturities of three months or less. Savings and deposit accounts generate a small amount of interest income.

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

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. The RMB appreciated by 2.4% in fiscal 2018 and depreciated by 1.6% in fiscal year 2019. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

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

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2019. Based on that evaluation, management, including our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures as of December 31, 2019 were effective.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management has concluded that our internal control over financial reporting was effective as of December 31, 2019.

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

Changes in Internal Controls over Financial Reporting

Except as discussed above, during the year ended December 31, 2019, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect our company’s internal control over financial reporting. It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance; our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

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

Audit Fees

During 2019 and 2018, MaloneBailey, LLP’s fees for the annual audit of our financial statements and the periodic reviews of the financial statements were $270,000 and $246,000, respectively.

Audit-Related Fees

During 2019 and 2018, the Company did not incur audit-related services for services rendered in connection with financial due diligence of the company in connection with the company’s initial public offering.

Tax Fees

The company has not paid Malone Bailey, LLP for tax services in 2019 and 2018.

All Other Fees

The company has not paid Malone Bailey, LLP for any other services in 2019 and 2018.

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

MMTec, Inc.

May 22, 2020	By:	/s/ Zhen Fan
		Name:	Zhen Fan
		Title:	Chief Executive Officer (Principal Executive Officer)

May 22, 2020	By:	/s/ Min Kong
		Name:	Min Kong
		Title:	Chief Financial Officer (Principal Financial and Accounting Officer)

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018

MMTEC, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

MMTEC, INC. and subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MMTEC, INC. and its subsidiaries (collectively, the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company’s auditor since year 2018.

Houston, Texas

May 22, 2020

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

	As of
	December 31, 2019	December 31, 2018
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,642,521	$93,625
Accounts receivable, net	16,029	-
Prepaid rent	-	101,298
Loan to employee	172,013	-
Loan receivable	78,624	-
Security deposit - current	46,512	51,107
Prepaid expenses and other current assets	392,011	84,430

Total Current Assets	4,347,710	330,460

NON-CURRENT ASSETS:
Security deposit - noncurrent	605,588	-
Property and equipment, net	132,016	32,428
Operating lease right-of-use assets	979,885	-
Long-term investment	143,346	-

Total Non-current Assets	1,860,835	32,428

Total Assets	$6,208,545	$362,888

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
CURRENT LIABILITIES:
Deferred revenue	$63,246	$79,182
Salary payable	174,741	185,434
Accrued liabilities and other payables	222,152	283,496
Investee losses in excess of investment controlled by major shareholders	-	19,426
Due to Related Parties	6,030	239,635
Operating lease liabilities - current	339,330	-

Total Current Liabilities	805,499	807,173

NON-CURRENT LIABILITIES:
Operating lease Liabilities - noncurrent	648,334	-

Total Non-current Liabilities	648,334	-

Total Liabilities	1,453,833	807,173

Commitments and Contingencies

SHAREHOLDERS’ (DEFICIT) EQUITY:
Common shares ($0.001 par value; 500,000,000 shares authorized; 56,070,000 shares issued and 20,700,000 shares outstanding at December 31, 2019, and 54,000,000 shares issued and 18,000,000 outstanding at December 31, 2018)	56,070	54,000
Additional paid-in capital	11,229,339	3,759,008
Less: treasury stock, at cost; (36,000,000 shares at December 31, 2019 and 2018)	(36,000)	(36,000)
Accumulated deficit	(6,375,303)	(4,132,069)
Accumulated other comprehensive loss	(119,394)	(89,224)

Total Shareholders’ Equity (Deficit)	4,754,712	(444,285)

Total Liabilities and Shareholders’ Equity (Deficit)	$6,208,545	$362,888

The accompanying notes to consolidated financial statements are an integral part of these statements.

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(IN U.S. DOLLARS)

	For the Year Ended	For the Year Ended
	December 31, 2019	December 31, 2018

REVENUE	$200,797	$26,882

COST OF REVENUE	90,890	16,308

GROSS PROFIT	109,907	10,574

OPERATING EXPENSES:
Selling and marketing	389,750	171,016
General and administrative
Payroll and related benefits	1,091,065	893,656
Professional fees	794,221	831,821
Other general and administrative	775,647	441,621

Total Operating Expenses	3,050,683	2,338,114

LOSS FROM OPERATIONS	(2,940,776)	(2,327,540)

OTHER INCOME (EXPENSE):
Interest income	37,370	483
Interest expense	-	(12)
Other expenses	(14,994)	(1,022)
Government subsidy	724,795	-
Foreign currency transaction gain (loss)	(216)	40,965
Loss on equity method investment controlled by major shareholders	(49,413)	(61,876)

Total Other income (expense)	697,542	(21,462)

LOSS BEFORE INCOME TAXES	(2,243,234)	(2,349,002)

INCOME TAXES	-	-

NET LOSS	$(2,243,234)	$(2,349,002)

COMPREHENSIVE LOSS:	(2,243,234)	(2,349,002)
NET LOSS
OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustments	(30,170)	(50,586)
COMPREHENSIVE LOSS	$(2,273,404)	$(2,399,588)

NET LOSS PER COMMON SHARE
Basic and diluted	$(0.11)	$(0.06)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic and diluted	20,013,288	39,600,000

The accompanying notes to consolidated financial statements are an integral part of these statements.

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(IN U.S. DOLLARS)

							Accumulated	Total
	Common Shares		Additional	Treasury Stock			Other	Shareholders’
	Number of		Paid-in	Number of		Accumulated	Comprehensive	Equity
	Shares	Amount	Capital	Shares	Amount	Deficit	Loss	(Deficit)

Balance, December 31, 2017	54,000,000	$54,000	$2,092,140			$(1,783,067)	$(38,638)	$324,435

Capital contribution from shareholders	-	-	$5,448	-	-	-	-	$5,448

Cash contribution from shareholders	-	-	$1,661,420	-	-	-	-	$1,661,420

Treasury stock purchase	-	-	-	(36,000,000)	$(36,000)	-	-	$(36,000)

Net loss for the year	-	-	-	-	-	$(2,349,002)	-	$(2,349,002)

Foreign currency translation adjustment	-	-	-	-	-	-	$(50,586)	$(50,586)

Balance, December 31, 2018	54,000,000	$54,000	$3,759,008	(36,000,000)	$(36,000)	$(4,132,069)	$(89,224)	$(444,285)

Issuance of common stock for cash	2,070,000	$2,070	$7,470,331	-	-	-	-	$7,472,401

Net loss for the year ended December 31, 2019	-	-	-	-	-	$(2,243,234)	-	$(2,243,234)

Foreign currency translation adjustment	-	-	-	-	-	-	$(30,170)	$(30,170)

Balance, December 31, 2019	56,070,000	$56,070	$11,229,339	(36,000,000)	$(36,000)	$(6,375,303)	$(119,394)	$4,754,712

The accompanying notes to consolidated financial statements are an integral part of these statements.

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the Year Ended	For the Year Ended
	December 31, 2019	December 31, 2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,243,234)	$(2,349,002)
Adjustments to reconcile net loss from operations to net cash used in operating activities:
Depreciation expense	25,839	27,311
Loss on equity method investment controlled by major shareholders	49,413	61,876
Noncash lease expense	340,132	-
Loss on disposal of property and equipment	2,721	-
Noncash other expense	85,302	-
Changes in operating assets and liabilities:
Prepaid rent	-	(17,373)
Operating lease liabilities	(231,485)	-
Accounts receivable	59,599	-
Security deposits	(102,967)	(14,073)
Prepaid expenses and other current assets	(82,494)	(62,644)
Deferred revenue	(14,819)	82,123
Salary payable	12,550	91,667
Accrued liabilities and other payables	(39,713)	309,762

NET CASH USED IN OPERATING ACTIVITIES	(2,139,156)	(1,870,353)

CASH FLOWS FROM INVESTING ACTIVITIES:
Payment in cost method investment	(144,959)	-
Payment for acquisition of subsidiaries, net of cash acquired	(109,494)	-
Purchase of property and equipment	(129,800)	(23,863)
Loan to third party	(79,510)	-
Loan to employee	(173,951)	-
Payment in equity method investment	(87,762)	(42,450)

NET CASH USED IN INVESTING ACTIVITIES	(725,476)	(66,313)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash contribution from shareholders	-	1,661,420
Capital contribution from shareholders	-	5,448
Advances from related parties	14,496	206,205
Proceeds from issuance of stocks	6,851,401	-
Repayments to related parties	(427,681)	(24,179)

NET CASH PROVIDED BY FINANCING ACTIVITIES	6,438,216	1,848,894

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	(24,688)	(56,164)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,548,896	(143,936)

CASH AND CASH EQUIVALENTS - beginning of year	93,625	237,561

CASH AND CASH EQUIVALENTS - end of year	$3,642,521	$93,625

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$-	$-
Income taxes	$-	$-

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Repurchase of common stock on credit as due to related parties	$-	$36,000
Proceeds from issuance of stocks deposited in escrow	$500,000	$-
Expense paid by related parties on behalf of the Company	$179,503	$26,480

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

On March 28, 2018, the Company acquired 24.9% of MMBD Trading Limited. (“MMBD Trading”). MMBD Trading was incorporated on March 4, 2016 under the laws of the British Virgin Islands. The remaining 75.1% of MMBD Trading was owned by 32.7% shareholders of the Company, Xiangdong Wen and Zhen Fan. The Company agreed to purchase from Xiangdong Wen and Zhen Fan the remaining 75.1% of outstanding securities of MMBD Trading on April 25, 2019. The acquisition was closed on October 18, 2019. Following and as a result of this acquisition, MMBD has become a wholly-owned subsidiary of the Company. MMBD Trading acquired a wholly owned subsidiary, MM Global Securities, INC. (“MM Global”) on August 16, 2017. MMBD Trading does not conduct any operations or own any material assets or liabilities except for the 100% of the equity interest of MM Global. MM Global was incorporated in the State of Illinois on September 25, 1997 as Feil Daily Investment Co. which was changed to Whitewood Group Inc. in 2011. MM Global’s continuing membership application approved by FINRA as a broker-dealer in August 2017 and changed its name to MM IGlobal, INC. in November 2017 pursuant to the ownership change. MM IGlobal, INC. changed its name to MM Global Securities, INC. in March 2019. MM Global operates as a securities broker/dealer in New York City.

On April 20, 2018, the Company incorporated MM Fund Services Limited (“MM Fund”), a Cayman Islands company, for the purpose of providing administration services to the private equity funds industry. MM Fund is dormant as of December 31, 2019.

On May 28, 2018, the Company incorporated MM Capital Management Limited (“MM Capital”), a Cayman Islands company, for the purpose of providing assets management and investment services to clients. MM Capital is dormant as of December 31, 2019.

On August 8, 2018, the Company incorporated MM Fund SPC (“MM SPC”), a Cayman Islands company, for the purpose of providing asset management services to clients. MM SPC is a wholly-owned subsidiary of MM Capital and is dormant as of December 31, 2019.

On March 15, 2019, the Company incorporated MM Global Capital Limited (“MM Global Capital”), a Hong Kong company, for the purpose of providing assets management and investment services to clients. MM Global Capital is a wholly-owned subsidiary of MMTEC.

On July 9, 2019, the Company acquired 49% of a Newly-Formed Entity called Xchain Fintech PTE.LTD., (“Xchain”), a Singapore company, for the purpose of providing technical support for the construction and development of a new solutions for the existing problems of the traditional financial industry, the difficulty experienced by investors in investing and allocating investment assets globally, and the protection of funds and investments by using advanced technologies, such as artificial intelligence, big data analysis and blockchain. Xchain is dormant as of December 31, 2019.

Since October 18, 2019, MMBD Trading and MM Global were consolidated into the Company. MMTEC and its consolidated subsidiaries and collectively referred to herein as the “Company”, “we” or “us”, unless specific reference is made to an entity.

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

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates during the years ended December 31, 2019 and 2018 include the allowance for doubtful accounts, the useful life of property and equipment, assumptions used in assessing impairment of long-term assets and goodwill, and valuation of deferred tax assets.

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

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, prepaid rent, loan to employee, loan receivable, security deposits – current, prepaid expenses and other current assets, deferred revenue, salary payable, accrued liabilities and other payables approximate their fair market value based on the short-term maturity of these instruments.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due to related parties due to their related party nature.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term highly liquid investments purchased with original maturities of three months or less. The Company maintains cash with various financial institutions in China. At December 31, 2019 and 2018, cash balances in China of $875,987 and $84,306, respectively, are uninsured. The Company has not experienced any losses in bank accounts and believes it is not exposed to any risks on its cash in bank accounts. Cash equivalents are $1,500,000 and $nil at December 31, 2019 and 2018, respectively.

Concentrations of Credit Risk

Currently, the Company’s operations are mainly carried out in China. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in China, and by the general state of China’s economy. The Company’s operations in China are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

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

Estimated useful life
Office equipment and furniture	3 - 5 Years
Leasehold improvement	The lesser of remaining lease term or 2 - 3 Years
Software	1 - 3 Years

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries. Goodwill is not depreciated or amortized but is tested for impairment at the reporting unit level on an annual basis, and between annual tests when an event or circumstances change occurs that indicate the asset might be impaired. Under ASC 350-20-35, the Company has the option to choose whether it will apply the qualitative assessment first and then the quantitative assessment, if necessary, or to apply the quantitative assessment directly. The Company chooses to directly apply the quantitative impairment test, which consists of a two-step quantitative impairment test. The first step is comparing the carrying amount of the reporting unit to the fair value of the reporting unit. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired, and the Company is not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then the Company must perform the second step of the two-step quantitative goodwill impairment test to measure the amount of impairment loss by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. The acquired entity as a whole is determined to be one reporting unit for goodwill impairment testing. The Company directly applied the quantitative assessment and performed the goodwill impairment test by quantitatively comparing the fair values of the reporting unit to its carrying amounts. The Company recognized $127,717 impairment loss on goodwill, which is recorded as a part of the “other expenses” in the consolidated statement of operations and comprehensive loss.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of Long-lived Assets

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company did not record any impairment charge for the years ended December 31, 2019 and 2018.

Long-term Investments

The Company’s long-term investments primarily consist of equity investment accounted for using the measurement alternative as of December 31, 2019. It also had an equity investment accounted for using the equity method prior to the business combination described in NOTE 9.

Equity Investment Using Measurement Alternative. The Company uses the measurement alternative for those investments over which the company does not have significant influence, and without readily determinable fair value and do not qualify for the net asset value practical expedient. The Company records these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Under this measurement alternative, changes in the carrying value of the equity investments are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer.

The Company periodically reviews its equity investment for impairment. At each reporting date, an entity that uses the measurement alternative to measure an equity investment without a readily determinable fair value is required to make a qualitative assessment of whether the investment is impaired. The Company regularly evaluates the impairment of these investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss recognized equal to the excess of the investment cost over its fair value at the end of each reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

Equity Method Investment. The Company uses the equity method of accounting for its investment in, and earning or loss of, company that it does not control but over which it does exert significant influence.

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

See NOTE 8 for discussion of long-term investments.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Value Added Tax

Gujia is subject to a value added tax (“VAT”) of 3% for performing professional services. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of professional services provided. The Company reports revenue net of PRC’s value added tax for all the periods presented in the consolidated statements of operations.

Revenue Recognition

The Company has adopted Accounting Standards Codification Topic 606, “Revenue from Contracts with Customers” (“ASC 606”) effective January 1, 2018. Under ASC 606, the Company recognizes revenue when a customer obtains control of promised goods, in an amount that reflects the consideration which the Company expects to receive in exchange for the goods. To determine revenue recognition for arrangements within the scope of ASC 606, the Company performs the following five steps: (1) identify the contracts with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when or as the entity satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods it transfers to the customer. The Company does not offer promotional payments, customer coupons, rebates or other cash redemption offers to its customers.

Market data services and investor relation management services revenue

The Company generate these revenues by providing services under written service contracts with its customers. Revenue related to its service offered is recognized over time as the services are performed when the performance obligation is satisfied.

Commissions

The Company generated revenue from commissions through customers’ transactions in stocks by providing brokerage service for its customers. Commission revenue is recognized at a point in time on the trade date when the performance obligation is satisfied.

The following tables disaggregate the Company’s revenue by revenue type:

	For the Year Ended December 31,
	2018	2019
	US$	US$

Market data services	$26,882	$75,044
Investor relations management services	-	86,788
Commissions	-	33,680
Other revenue	-	5,285
Total revenues	$26,882	$200,797

Deferred revenue represents income collected but not earned as of the reporting date. As of December 31, 2019, deferred revenue totaled $63,246. As of December 31, 2018 deferred revenue was $79,182, of which $69,899 was recognized as revenue in the year ended December 31, 2019.

Cost of Revenue

Cost of revenue consists primarily of internal labor cost and related benefits, and other overhead costs that are directly attributable to service provided.

Research and Development

Expenditures for research and product development costs are expensed as incurred.

For the years ended December 31, 2019 and 2018, research and development expenses were $737,329 and $828,367, respectively.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Selling and Marketing Costs

All costs related to selling and marketing are expensed as incurred. For the year ended December 31, 2019 and 2018, selling and marketing costs were $389,750 and $171,016, respectively.

Government Subsidy

The Company’s PRC based subsidiary received government subsidies according to related policy from local government. Government subsidies are recognized when received and all the conditions specified in the grant have been met. For the year ended December 31, 2019, the Company recognized government subsidy of RMB5,000,000 (approximately $725,000) for completing its initial public offering on the NASDAQ Capital Market upon receipt.

Operating Leases

On January 1, 2019, the Company adopted ASU No. 2016-02, Leases (Topic 842), as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements.

The Company elected to apply practical expedients permitted under the transition method that allow the Company to use the beginning of the period of adoption as the date of initial application, to not recognize lease assets and lease liabilities for leases with a term of twelve months or less, to not separate non-lease components from lease components, and to not reassess lease classification, treatment of initial direct costs, or whether an existing or expired contract contains a lease. The Company used modified retrospective method and did not adjust the prior comparative periods. Under the new lease standard, the Company determines if an arrangement is or contains a lease at inception. Right-of-use assets and liabilities are recognized at lease commencement date based on the present value of remaining lease payments over the lease terms. The Company considers only payments that are fixed and determinable at the time of lease commencement. See NOTE 15 for discussion of Operating Leases.

Segment Information

ASC 280 “Segment reporting” establishes standards for reporting information on operating segments in interim and annual financial statements. Operating segments are defined as the components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Our chief operating decision makers direct the allocation of resources to operating segments based on the profitability, cash flows, and growth opportunities of each respective segment.

The Company currently has two operating segments, Gujia and MM Global. See NOTE 17 for details.

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

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of ASC 740 “Income Taxes”. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. As of December 31, 2019 and 2018, the Company had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements. Tax years that remain subject to examination are the years ended December 31, 2019, 2018 and 2017. The Company recognizes interest and penalties related to significant uncertain income tax positions in other expense. No such interest and penalties incurred for the years ended December 31, 2019 and 2018.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Translation

The reporting currency of the Company is the U.S. dollar. The functional currency of the parent company, MMTEC, and MM Future, MM Fund, MM Capital, MM SPC, MM BD Trading, MM Global Capital and MM Global is the U.S. dollar and the functional currency of Gujia is the Chinese Renminbi (“RMB”). For the subsidiary whose functional currency is the RMB, result of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments resulting from the process of translating the local currency financial statements into U.S. dollars are included in determining comprehensive income/loss.

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

The consolidated balance sheet amounts, with the exception of equity, at December 31, 2019 and 2018 were translated at RMB 6.9762 to $1.00 and at RMB 6.8632 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to consolidated statements of operations and cash flows for the years ended December 31, 2019 and 2018 were RMB 6.8985 and RMB 6.6174 to $1.00, respectively.

Comprehensive Loss

Comprehensive loss is comprised of net loss and all changes to the statements of shareholders’ equity, except those due to investments by shareholders, changes in paid-in capital and distributions to shareholders. For the Company, comprehensive loss for the years ended December 31, 2019 and 2018 consisted of net loss and unrealized loss from foreign currency translation adjustment.

Business Combinations

The Company accounts for its business combination using the acquisition method of accounting in accordance with ASC 805, Business Combinations. The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Company to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of operations and comprehensive loss. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded on the consolidated statements of operations and comprehensive loss.

In a business combination achieved in stages, the Company remeasures the previously held equity interests in the acquiree when obtaining control at its acquisition date fair value and the remeasurement gain or loss, if any, is recognized on the consolidated statements of operations and comprehensive loss.

See NOTE 9 for details on business combination.

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

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

	Year Ended December 31, 2019	Year Ended December 31, 2018
Net loss for basic and diluted net loss per share of common stock	$(2,243,234)	$(2,349,002)
Weighted average common stock outstanding – basic and diluted	20,013,288	39,600,000
Net loss per common share - basic and diluted	(0.11)	(0.06)

The Company did not have any common stock equivalents and potentially dilutive common stock outstanding during the years ended December 31, 2019 and 2018.

Related Parties

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all significant related party transactions in NOTE 11.

Fiscal Year End

The Company has adopted a fiscal year end of December 31st.

Recent Accounting Pronouncements

January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The update simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. Step 2 measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. A public entity that is a U.S. Securities and Exchange Commission (“SEC”) filer should adopt the amendments in this update for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. The Company does not expect the adoption to have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years. The Company does not expect the adoption to have a material impact on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016–02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right–of– use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public companies, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In July 2018, ASU 2016-02 was updated with ASU No. 2018-11, Targeted Improvements to ASC 842, which provides entities with relief from the costs of implementing certain aspects of the new leasing standard. Specifically, under the amendments in ASU 2018-11, (1) entities may elect not to recast the comparative periods presented when transitioning to ASC 842 and (2) lessors may elect not to separate lease and non-lease components when certain conditions are met. Before ASU 2018-11 was issued, transition to the new lease standard required application of the new guidance at the beginning of the earliest comparative period presented in the financial statements.

The Company adopted Topic 842 on January 1, 2019 using the modified retrospective transition approach allowed under ASU 2018-11, without adjusting the comparative periods presented. The Company elected the practical expedients under ASU 2016-02 which includes the use of hindsight in determining the lease term and the practical expedient package to not reassess whether any expired or existing contracts are or contain leases, to not reassess the classification of any expired or existing leases, and to not reassess initial direct costs for any existing leases. Upon adoption of Topic 842, the Company recognized both a right-of-use assets and corresponding lease liabilities on the consolidated balance sheet as described in NOTE 15. The adoption did not have a material impact on the Company’s consolidated statements of operations or consolidated statements of cash flows upon adoption. The adoption of Topic 842 also did not result in a cumulative-effect adjustment to retained earnings.

NOTE 4 – LOAN TO EMPLOYEE

Pursuant to the loan agreement dated June 15, 2019, the Company has agreed to loan RMB1,200,000 (approximately $172,000) to Yong Zhang, an employee of the company. The loan is unsecured, non-interest bearing, and due within one year.

NOTE 5 – LOAN RECEIVABLE

Pursuant to the loan agreement dated August 10, 2019, the Company has agreed to loan RMB548,500 (approximately $79,000) to Zhengtong Huazhi (Beijing) Technology Co., Ltd (“Zhengtong Huazhi”). Term of the loan is from August 10, 2019 to August 11, 2020, and interest rate is 4.35% per annum. Zhengtong Huazhi is a wholly-owned subsidiary of Xtransfer Tech Limited (“Xtransfer”), a Hong Kong corporation. Pursuant to the investment agreement dated as of January 1, 2020, the Company has agreed to invest RMB5.7 million (approximately $817,000) to acquired 35% of Xtransfer. See NOTE 18 for details.

NOTE 6 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

At December 31, 2019 and 2018, prepaid expenses and other current assets consisted of the following:

	December 31, 2019	December 31, 2018
Prepaid professional service fees	$329,694	$66,421
Other receivables	29,147	-
Other	33,170	18,009
	$392,011	$84,430

NOTE 7 – PROPERTY AND EQUIPMENT

At December 31, 2019 and 2018, property and equipment consisted of the following:

	Useful life	December 31, 2019	December 31, 2018
Office equipment and furniture	3 - 5 Years	$115,093	$73,325
Leasehold improvement	The lesser of remaining lease term or 2 - 3 Years	87,275	4,855
Software	1 - 3 Years	11,898	12,093
		214,266	90,273
Less: accumulated depreciation		(82,250)	(57,845)
		$132,016	$32,428

For the years ended December 31, 2019 and 2018, depreciation expense amounted to $25,839 and $27,311, respectively, of which, $0 and $604 was included in cost of revenue, and $25,839 and $26,707 was included in operating expenses, respectively.

NOTE 8 – LONG-TERM INVESTMENTS

The Company’s long-term investments primarily consist of equity investment accounted for using the measurement alternative as of December 31, 2019. It also had an equity investment accounted for using the equity method prior to the business combination described in NOTE 9.

Equity Investment Using Measurement Alternative

On July 1, 2019, the Company invested RMB1,000,000 (approximately $143,000) to acquire a 4.9% interest in Caishang Education Technology (Beijing) Co., Ltd (“Caishang”). Since the Company does not exercise significant influence over Caishang and Caishang does not have readily determinable fair value as a privately held Company, the investment was accounted for using measurement alternative, in which the Company record the investment at cost, less impairment, and plus or minus subsequent adjustments for observable price changes.

The Company reviews its investment for impairment based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. The Company did not record any impairment loss associated with its investment in Caishang for the year ended December 31, 2019, and the investment was not adjusted for any observable price changes during the year ended December 31, 2019.

Equity Method Investment

On March 28, 2018, the Company acquired a 24.9% interest in MMBD Trading by cash payment of $12,450. The remaining 75.1% of MMBD Trading was owned by 32.7% shareholders of the Company. The Company agreed to purchase from the shareholders the remaining 75.1% of outstanding securities of MMBD Trading on April 25, 2019, and the acquisition was closed on October 18, 2019 (See NOTE 9). The investment was accounted for under the equity method prior to the acquisition. Equity method investment is recorded at original cost and adjusted periodically to recognize: (i) the Company’s proportionate share of investee’ net income or losses after the date of the investment; (ii) additional contributions made or distributions received; and (iii) impairment losses relating to the investment. As of December 31, 2018, the Company’s proportionate share of the losses of MMBD Trading exceeds its investment in MMBD Trading by $19,426. This amount is recorded as “Investee loss in excess of investment controlled by major shareholders” on the accompanying consolidated balance sheets at December 31, 2018. During the period from January 1, 2019 through October 18,2019, the Company has paid in cash of $87,762 in equity method investment, and recognized a loss on equity method investment in an amount of $49,413. On October 18, 2019, the Company remeasured the investment at its share of MMBD Trading’s fair value and recognized a remeasurement gain of $42,415, which is recorded as part of the “other expenses” in the Company’s consolidated statement of operations and comprehensive loss. As of December 31, 2019, the equity method investment in MMBD Trading was $nil.

NOTE 9 – BUSINESS COMBINATION

Pursuant to the Securities Purchase Agreement dated April 25, 2019, the Company agreed to purchase from Xiangdong Wen and Zhen Fan the remaining 75.1% of outstanding securities of MMBD Trading Ltd. Prior to the consummation of this acquisition, (i) the Company held 24.9% of outstanding securities of MMBD Trading, and (ii) each Xiangdong Wen (the Chairman of the Company’s Board, a 16.3% shareholder of the Company) and Zhen Fan (the Company’s chief executive officer, a 16.3% shareholder of the company) beneficially owned 37.55% of outstanding securities of MMBD. The Company has agreed to pay the aggregate purchase price of $185,000 for such securities to be equally divided between the two shareholders of MMBD Trading, also see NOTE 11. The acquisition closed on October 18, 2019. Following and as a result of this acquisition, MMBD has become a wholly-owned subsidiary of the Company.

The Company remeasured the previously held equity interests in MMBD Trading at its acquisition date fair value of $61,338, and recognized a remeasurement gain of $42,415, which is recorded as part of the “other expenses” in the Company’s consolidated statement of operations and comprehensive loss. The Company’s previously recorded “Investee losses in excess of investment controlled by major shareholders” was derecognized from the Company’s consolidated balance sheet. The financial results of MMBD Trading have been included in the Company’s consolidated financial statements from October 18, 2019.

NOTE 9 – BUSINESS COMBINATION (continued)

The following table summarizes the fair value of the assets acquired and liabilities assumed as of the date of acquisition and total purchase price:

Amount

Cash & cash equivalents	$75,506
Accounts receivable	75,629
Prepaid expenses and other current assets	770
Security deposit, current	72,214
Accounts payable	(104,821)
Other payables	(677)
Net assets acquired	$118,621

Cash paid for acquisition	185,000
Fair value of existing equity interest in MMBD Trading	61,338
Total purchase price	$246,338

Goodwill	$127,717

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable assets acquired and liabilities assumed from the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries. The Company recognized $127,717 impairment loss on goodwill, which is recorded as part of the “other expenses” in the Company’s consolidated statement of operations and comprehensive loss.

NOTE 10 – ACCRUED LIABILITIES AND OTHER PAYABLES

At December 31, 2019 and 2018, accrued liabilities and other payables consisted of the following:

	December 31, 2019	December 31, 2018
Accrued professional service fees	$219,574	$282,928
Other	2,578	568
	$222,152	$283,496

NOTE 11 – RELATED PARTY TRANSACTIONS

Due to Related Parties

At December 31, 2019 and 2018, the due to related parties amount consisted of the following:

	December 31, 2019	December 31, 2018
Advances from Xiangdong Wen (1)	$4,320	$150,338
Advances from Zhen Fan (2)	1,710	53,297
Repurchase of common stock on credit from shareholders (3)	-	36,000
	$6,030	$239,635

(1)	Xiangdong Wen is the chairman and 16.3% shareholder of the Company.
(2)	Zhen Fan is the chief executive officer and 16.3% shareholder of the Company.
(3)	On August 7, 2018, the Company repurchased 36,000,000 shares of its common stock from 14 shareholders through a privately negotiated transaction at an aggregate price of $36,000. The treasury stock purchase amount was paid in full in January 2019.

NOTE 11 – RELATED PARTY TRANSACTIONS (continued)

From time to time, Xiangdong Wen, Zhen Fan and Hinman Au provided advances to the Company or made payment on behalf of the Company to supplement its working capital needs. Hinman Au is a director, member of board and 1.8% shareholder of the Company. Those advances are short-term in nature, non-interest bearing, unsecured and payable on demand.

Acquisition of MMBD Trading

During the year ended December 31, 2019, the Company acquire 75.1% of equity interests in MMBD Trading from Xiangdong Wen and Zhen Fan by cash payment of $185,000. See NOTE 9 for details.

Shareholders’ Contribution

During the year ended December 31, 2019 and 2018, the Company’s shareholders contributed $nil and $5,448, respectively, to the Company for working capital needs. See NOTE 13 for details.

NOTE 12 – INCOME TAXES

British Virgin Islands (“BVI”)

Under the current laws of BVI, MMTEC and MMBD Trading is not subject to tax on income or capital gain. In addition, payments of dividends by the Company to their shareholders are not subject to withholding tax in the BVI.

Hong Kong

The Company’s subsidiary, MM Future, is incorporated in Hong Kong and has no operating profit or tax liabilities during the years ended December 31, 2019 and 2018. MM Future is subject to tax at 16.5% on the assessable profits arising in or derived from Hong Kong.

Cayman Islands

There is no income tax for companies domiciled in the Cayman Islands. Accordingly, MM Fund, MM Capital and MM SPC do not present any income tax provisions related to Cayman Islands tax jurisdiction, where these three companies are domiciled.

United States

MM Global was incorporated in the State of Illinois and operates as a securities broker/dealer in New York City. MM Global subject to Federal, State, and Local income taxes on its net income. MM Global, however, had a loss for the year ending December 31, 2019 and, as a result, no provision for income tax has been made. MM Global has determined that there are no material uncertain tax positions that require recognition or disclosure in its financial statements.

MM Global’s income tax returns are subject to examination by the appropriate tax jurisdictions. As of December 31, 2019, MM Global’s federal and state tax returns generally remain open for the last three years.

PRC

Gujia was incorporated in the PRC and are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. On March 16, 2007, the National People’s Congress enacted a new enterprise income tax law, which took effect on January 1, 2008. The law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. In the years ended December 31, 2019 and 2018, Gujia were recognized as small low-profit enterprises and received a preferential income tax rate of 10%. In the years ended December 31, 2019 and 2018, Gujia and did not generate any taxable income. Therefore, there was no provision for income taxes in the years ended December 31, 2019 and 2018.

NOTE 12 – INCOME TAXES (continued)

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	For the Year Ended	For the Year Ended
	31-Dec-19	31-Dec-18
Hong Kong statutory income tax rate	16.5%	16.5%
Valuation allowance recognized with respect to the loss in the Hong Kong company	(16.5)%	(16.5)%
PRC statutory income tax rate	25.0%	25.0%
Effect of income tax exemptions and reliefs	(15.0)%	(15.0)%
Valuation allowance recognized with respect to the loss in the PRC companies	(10.0)%	(10.0)%
US corporate tax rate	21.0%	21.0%
Valuation allowance recognized with respect to the loss in the US companies	(21.0)%	(21.0)%
Total	0.0%	0.0%

As of December 31, 2019 and 2018, the components of the Company’s deferred income tax assets were set forth below:

	December 31, 2019	December 31, 2018
Deferred Tax Assets:
Net operating losses carry forwards	$6,034,026	$3,686,219
Gross deferred tax assets	526,519	389,316
Less: valuation allowance	(526,519)	(389,316)
Net deferred tax assets	$-	$-

As of December 31, 2019, the Company has a net operating loss carry forward for tax purposes of $6,034,026 available to offset future taxable income through 2024.

The Company provided a valuation allowance equal to the deferred income tax asset for the years ended December 31, 2019 and 2018. The management believes that the Company’s cumulative losses arising from recurring business of subsidiaries constituted significant strong evidence that most of the deferred tax assets would not be realizable and this evidence outweighed the expectations that the Company would generate future taxable income. As such, deferred tax assets arise from net operating losses are fully allowed for the years ended December 31, 2019 and 2018. The increase in the allowance was $137,203 and $210,998 for the years ended December 31, 2019 and 2018, respectively.

As of December 31, 2019 and 2018, the Company had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements. Tax years that remain subject to examination are the years ended December 31, 2019, 2018 and 2017.

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

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the Company’s tax positions and concluded that no provision for uncertainty in income taxes was necessary as of December 31, 2019 and 2018.

NOTE 13 – SHAREHOLDERS’ EQUITY

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

There are 54,000,000 shares of common stock issued and 20,700,000 shares of common stock outstanding as of December 31, 2019.

There are 54,000,000 shares of common stock issued and 18,000,000 shares of common stock outstanding as of December 31, 2018.

Treasury Stock

The Company records treasury stock using the cost method. On August 7, 2018, the Company repurchased 36,000,000 shares of its common stock from 14 shareholders through a privately negotiated transaction at an aggregate price of $36,000.

Shareholders’ Contribution

During the year ended December 31, 2019, there was no Company’s shareholders contribution to the Company for working capital needs.

During the year ended December 31, 2018, Zhen Fan, who is the chief executive officer and 16.3% shareholder of the Company, and Hinman Au, who is a director, member of board and 1.8% shareholder of the Company, made contributions with the amount of $3,834 and $1,614, respectively, to the Company for working capital needs and the Company recorded an increase in additional paid-in capital.

NOTE 14 - STATUTORY RESERVE

Gujia operate in the PRC, are required to reserve 10% of their net profit after income tax, as determined in accordance with the PRC accounting rules and regulations. Appropriation to the statutory reserve by the Company is based on profit arrived at under PRC accounting standards for business enterprises for each year. The profit arrived at must be set off against any accumulated losses sustained by the Company in prior years, before allocation is made to the statutory reserve. Appropriation to the statutory reserve must be made before distribution of dividends to shareholders. The appropriation is required until the statutory reserve reaches 50% of the registered capital. This statutory reserve is not distributable in the form of cash dividends.

Gujia had sustained losses since establishment. As of December 31, 2019 and 2018, no appropriation to statutory reserves was required as it incurred recurring net losses.

NOTE 15 – COMMITMENTS AND CONTINCENGIES

Operating Leases

The Company entered into various operating lease agreements for office space. As a result of the adoption Topic 842, the Company recognized RMB2,057,797 (approximately $295,000) of right-of-use assets and corresponding short-term leasing liabilities recorded in “Lease liabilities, current” and long-term leasing liabilities recorded in “Lease Liabilities, noncurrent” in total of RMB 1,356,772 (approximately $194,000) on the consolidated balance sheet as of January 1, 2019. The adoption had no material impact on the company’s consolidated statements of operations and comprehensive loss for the year ended December 31, 2019 or the opening balances of retained earnings as of January 1, 2019.

NOTE 15 – COMMITMENTS AND CONTINCENGIES (continued)

The company leases office space under non-cancelable operating lease agreements, which expire at various dates through 2022. As of December 31, 2019, the Company’s operating leases had a weighted average remaining lease term of 2.76 years and a weighted average discount rate of 4.85%. Future lease payments under operating leases as of December 31, 2019 were as follows:

December 31, 2019
2020	$379,638
2021	374,550
2022	301,183
Total future lease payments	1,055,371
Less imputed interest	(67,707)
Total lease liabilities	987,664
Less: current portion	(339,330)
Operating lease liability, non-current	$648,334

Lease expense is recognized on a straight-line basis over the lease term. For the year ended December 31, 2019, the Company had operating lease costs of $358,965. Cash paid for amounts included in the measurement of operating lease liabilities was $246,178, and operating lease right-of-use assets obtained in exchange for new operating lease liabilities was $1,001,193 during the year ended December 31, 2019. Total rent expense for the year ended December 31, 2018 was $272,926.

NOTE 16 - CONCENTRATIONS

Concentrations of Credit Risk

At December 31, 2019 and 2018, cash and cash equivalent balances in the PRC are $875,987 and $84,306, respectively, are uninsured. The Company has not experienced any losses in PRC bank accounts and believes it is not exposed to any risks on its cash in PRC bank accounts.

Customer

The following table sets forth information as to each customer that accounted for 10% or more of the Company’s revenue for the years ended December 31, 2019 and 2018.

Customer	Year Ended December 31, 2019	Year Ended December 31, 2018
A	28.0%	-
B	15.2%	-
C	33.6%	100.0%

NOTE 17 – SEGMENT INFORMATION

The Company currently has two operating segments, (i) Gujia provides market data services and investor relations management services to customers in China, and (ii) MM Global operates as an introducing broker that clears all transactions through a clearing broker dealer and earns commission income and other related income from customers in the U.S. Corporate and unallocated amounts that do not relate to an operating segment have been allocated to “Unallocated.”

The following tables present summary information by segment:

	Gujia	MM Global	Unallocated	Total
Year Ended December 31, 2019
REVENUE	$161,832	$38,965	$-	$200,797

GROSS PROFIT	$70,942	$38,965	$-	$109,907

NET LOSS	$(1,135,238)	$(36,418)	$(1,071,578)	$(2,243,234)

DEPRECIATION AND AMORTIZATION	$25,839	$-	$-	$25,839
CAPITAL EXPENDITURE	$129,800	$-	$-	$129,800

Year Ended December 31, 2018
REVENUE	$26,882	$-	$-	$26,882

GROSS PROFIT	$10,574	$-	$-	$10,574

NET LOSS	$(1,584,950)	$-	$(764,052)	$(2,349,002)

DEPRECIATION AND AMORTIZATION	$27,311	$-	$-	$27,311
CAPITAL EXPENDITURE	$23,863	$-	$-	$23,863

As of December 31, 2019
TOTAL ASSETS	$2,652,162	$153,581	$3,402,802	$6,208,545
As of December 31, 2018
TOTAL ASSETS	$303,569	$-	$59,319	$362,888

NOTE 18 – SUBSEQUENT EVENTS

The following subsequent events were evaluated on May 22, 2022, the date the financial statements were issued.

Except as set forth below, there were no events that occurred subsequent to December 31, 2019 that require adjustment to or disclosure in the consolidated financial statements.

Pursuant to the investment agreement dated as of January 1, 2020, the Company has agreed to invest RMB 5.7 million (approximately $817,000) to acquired 35% of Xtransfer Tech Limited (“Xtransfer”), a Hong Kong corporation. Xtransfer acquired a wholly owned subsidiary, Zhengtong Huazhi (Beijing) Technology Co., Ltd (“Zhengtong Huazhi”) on September 27, 2019. Zhengtong Huazhi was incorporated in People’s Republic of China (“PRC”) on September 27, 2019. Zhengtong Huazhi assists PRC-based financial institutions, financial planner and high net worth families taking part in the overseas financial investment by providing them with information platform.

Pursuant to the investment agreement dated as of March 23, 2020, the Company acquired all outstanding securities of MMBD Investment Advisory Company Limited (“MMBD Advisory”) by cash payment of $1,000. Prior to this transaction, all outstanding securities of MMBD Advisory were owned by Hinman Au, a director, member of board and 1.8% shareholder of the Company. MMBD Advisory was formed in January 2018 in the U.S. and is registered as an investment advisor firm under the laws of the State of New York on May 7, 2018. The firm intends to offer non-discretionary investment advisory services to individuals and advisory services to private fund managers.

Starting from January 2020, it was reported that a novel strain of coronavirus, later named COVID-19, spread worldwide. The Company is still in the process of assessing the impact. The extent to which COVID-19 impacts the business and financial results of the company will depend on future developments, which are uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others.