Form 20-F
period 2020-12-31
MMTec, Inc.
filed 2021-04-23
CIK 1742518

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Xiangdong Wen, Chief Executive Officer

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

On April 23, 2021, the issuer had 25,120,000 shares issued and outstanding.

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

Except where the context otherwise requires and for purposes of this Annual Report only:

Depending on the context, the terms “we,” “us,” “our company,” and “our” refer to MMTEC, INC., a BVI company, and its consolidated subsidiaries:

●	MM Future Technology Ltd. (“MM Future”), a Hong Kong incorporated limited company.

●	MM Fund Services Limited (“MM Fund”), a Cayman Islands incorporated limited company.

●	MM Capital Management Limited (“MM Capital”), a Cayman Islands incorporated limited company.

●	MM Fund SPC (“MM SPC”), a Cayman Islands incorporated segregated portfolio company.

●	Gujia (Beijing) Technology Co., Ltd (“Gujia”), a PRC incorporated limited company.

●	Meimei Zhengtong (Beijing) Technology Co., Ltd., a PRC incorporated entity (dissolved effective as of June 8, 2018).

●	MMBD Trading Limited (“MMBD Trading”), a British Virgin Islands incorporated limited company.

●	MM Global Securities, INC. (“MM Global”), a State of Illinois incorporated limited company.

●	MM Global Capital Limited (“MM Global Capital”), a Hong Kong incorporated limited company.

●	MMBD Investment Advisory Company Limited (“MMBD Advisory”), a State of New York incorporated limited company.

●	“common shares” refer to our common shares, $0.001 par value per share,

●	“China” and “PRC” refer to the People’s Republic of China, excluding, for the purposes of this report only, Macau, Taiwan and Hong Kong, and

●	all references to “RMB,” “yuan” and “Renminbi” are to the legal currency of China, and all references to “USD,” “$”, and “U.S. dollars” are to the legal currency of the United States.

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

In the table below, we provide the summary financial data of our company. The selected consolidated statements of operations and comprehensive loss data for the years ended December 31, 2020, 2019 and 2018, and the selected consolidated balance sheets data as of December 31, 2020 and 2019 are derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The selected consolidated statements of operations and comprehensive loss data for the years ended December 31, 2017 and 2016 and the selected consolidated balance sheets data as of December 31, 2018, 2017 and 2016 are derived from our audited consolidated financial statements, which are not included in this annual report. When you read this historical selected financial data, it is important that you read it along with the historical statements, the related notes, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included in this Annual Report. The Company’s results of operations in any period may not necessarily be indicative of the results that may be expected for any future period. See “Risk Factors” included elsewhere in this Annual Report.

Selected Consolidated Statements of Operations and Comprehensive Loss Data

	For the Year	For the Year	For the Year	For the Year	For the Year
	Ended	Ended	Ended	Ended	Ended
	December 31, 2020	December 31, 2019	December 31, 2018	December 31, 2017	December 31, 2016
Revenue	$742,125	$200,797	$26,882	$-	$-
Cost of revenue	7,405	90,890	16,308	-	-
Gross profit	734,720	109,907	10,574	-	-
Total operating expenses	3,918,871	3,050,683	2,338,114	918,600	660,028
Loss from operations	(3,184,151)	(2,940,776)	(2,327,540)	(918,600)	(660,028)
Other (expense) income	2,555	697,542	(21,462)	(598)	4,823
Loss before income taxes	(3,181,596)	(2,243,234)	(2,349,002)	(919,198)	(661,205)
Income taxes	-	-	-	-	-
Net loss	$(3,181,596)	$(2,243,234)	$(2,349,002)	$(919,198)	$(661,205)
Other comprehensive (loss) income	117,687	(30,170)	(50,586)	39,610	(71,558)
Comprehensive loss	$(3,063,909)	$(2,273,404)	$(2,399,588)	$(879,588)	$(732,763)
Net loss per common share
Basic and diluted	$(0.16)	$(0.11)	$(0.06)	$(0.02)	$(0.01)

Selected Consolidated Balance Sheets Data

	As of December 31,
	2020	2019	2018	2017	2016
Cash and cash equivalents	$1,425,926	$3,642,521	$93,625	$237,561	$719,367
Total current assets	2,253,141	4,347,710	330,460	351,278	1,165,426
Total non-current assets	1,457,131	1,860,835	32,428	75,428	51,037
Total assets	3,710,272	6,208,545	362,888	426,706	1,216,463
Total current liabilities	658,029	805,499	807,173	102,271	81,081
Total non-current liabilities	356,440	648,334	-	-	-
Total liabilities	1,014,469	1,453,833	807,173	102,271	81,081
Total shareholders’ equity (deficit)	2,695,803	4,754,712	(444,285)	324,435	1,135,382
Total liabilities and shareholders’ equity (deficit)	3,710,272	6,208,545	362,888	426,706	1,216,463

Exchange Rate Information

Our business is conducted in China, and the financial records of Gujia are maintained in RMB, its functional currency. However, we use the U.S. dollar as our reporting currency; therefore, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates. Our financial statements have been translated into U.S. dollars in accordance with Accounting Standards Codification (“ASC”) 830-10, “Foreign Currency Matters.” We have translated our asset and liability accounts using the exchange rate in effect at the balance sheet date. We translated our statements of operations using the average exchange rate for the period. We reported the resulting translation adjustments under other comprehensive (loss) income. The consolidated balance sheet amounts, with the exception of equity as of December 31, 2020, 2019 and 2018 were translated at RMB 6.5249, RMB 6.9762 and RMB 6.8632 to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to consolidated statements of operations and cash flows for the years ended December 31, 2020, 2019 and 2018 were RMB 6.8976, RMB 6.8985 and RMB 6.6174 to $1.00, respectively.

We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	(RMB per U.S. Dollar)
	Period End	Average (1)
2018	6.8632	6.6174
2019	6.9762	6.8985
2020	6.5249	6.8976

	(RMB per U.S. Dollar)
	Period High	Period Low
January 2021	6.5408	6.4604
February 2021	6.4736	6.4391
March 2021	6.5713	6.4565
April 2021 (through April 21, 2020)	6.5649	6.5046

(1)	Annual averages were calculated by using the average of the midpoint exchange rate of each day during the relevant year.

Source: http://www.safe.gov.cn/safe/rmbhlzjj/index.html

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk factors

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

We have incurred substantial losses in several recent periods as we have sought to expand our operations. We recorded net losses of $3,181,596, $2,243,234 and $2,349,002 for the years ended December 31, 2020, 2019 and 2018, respectively. We may incur losses in future periods. If our future revenues do not increase sufficiently, or even if our future revenues increase but we are unable to manage our expenses, we may not achieve and maintain profitability in the future periods.

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

Our people are our most important resource and our success depends on the efforts and talent of our employees, including risk management, software engineering, financial and marketing personnel. We must retain the services of our key employees and strategically recruit and hire new talented employees to obtain customer transactions that generate substantially all our revenues. If any of our key employees, including Xiangdong Wen and Min Kong, were to join an existing competitor, form a competing company, or otherwise leave us, some of our customers could choose to use the services of that competitor or another competitor instead of our services, which could adversely affect our future revenues and as a result could materially adversely affect our business, financial condition and results of operations. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled technical, risk management and financial personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment. In addition, we invest significant time and expenses in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our services and our ability to serve borrowers and investors could diminish, resulting in a material adverse effect to our business.

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

Financial services firms are highly regulated, and the increased regulatory scrutiny over the last several years may increase the risk of financial liability and reputational harm resulting from adverse regulatory actions

In April 2019, the Company acquired the remaining 75.1% of outstanding securities of MMBD Trading Ltd., a British Virgin Islands company (“MMBD”). The acquisition closed on October 18, 2019, following the receipt by the Company of requisite corporate and regulatory approvals, including, without limitation, FINRA CMA application approval, and the Company’s Audit Committee’s review and approval of the terms and provisions of this transaction involving related parties. Following and as a result of this acquisition, MMBD has become a wholly-owned subsidiary of the Company. In March 23, 2020, the Company acquired all outstanding securities of MMBD Investment Advisory Company Limited (“MMBD Advisory”) for a consideration of $1,000. Prior to this transaction, all outstanding securities of MMBD Advisory were owned by Hinman Au, a director, and 1.7% shareholder of the Company. MMBD Advisory was formed in January 2018 in the U.S. and is registered as an investment advisor firm under the laws of the State of New York on May 7, 2018. Over the last several years, financial services firms have been operating in an evolving regulatory environment. The industry has experienced an extended period of significant change in laws and regulations governing the financial services industry, as well as increased scrutiny from various regulators. Penalties and fines imposed by regulatory authorities have increased substantially in recent years. We may be adversely affected by changes in the interpretation or enforcement of existing laws, rules, and regulations. There is also increased regulatory scrutiny (and related compliance costs) as we continue to grow and surpass certain consolidated asset thresholds established under the Dodd-Frank Act, which have the effect of imposing enhanced standards and requirements on larger institutions. Broker-dealers and investment advisers are subject to regulations covering all aspects of the securities business, including, but not limited to: sales and trading methods; trade practices among broker-dealers; use and safekeeping of clients’ funds and securities; capital structure of securities firms; anti-money laundering efforts; recordkeeping; and the conduct of directors, officers and employees. Any violation of these laws or regulations could subject us to the following events, any of which could have a material adverse effect on our business, financial condition and prospects: civil and criminal liability; sanctions, which could include the revocation of our subsidiaries’ registrations as investment advisers or broker-dealers; the revocation of the licenses of our financial advisors; censures; fines; or a temporary suspension or permanent bar from conducting business. Failure to comply with regulatory capital requirements primarily applicable to our company, our bank subsidiaries, or our broker-dealer subsidiaries would significantly harm our business.

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

Our officers, directors and 5% or greater shareholders, in the aggregate, beneficially own approximately 43.2% of our outstanding common shares. Specifically, our chief executive officer and Chairman, in the aggregate, beneficially own 11.4%, which, in turn, will allow such shareholders to exert substantial influence over matters such as electing directors and approving mergers or other business combination transactions. As a result, our officers, directors and 5% or greater shareholders possess substantial ability to impact our management and affairs and the outcome of matters submitted to shareholders for approval.  This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their common shares as part of a sale of our company and might reduce the price of our common shares. These actions may be taken even if they are opposed by our other shareholders. See “Principal Shareholders.”

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

MMTEC, INC. (“MMTEC”) was founded on January 4, 2018 under the laws of the British Virgin Islands (the “BVI”). Our main operations are conducted through and by the People’s Republic of China (“PRC”) based operating entity, Gujia (Beijing) Technology Co., Ltd. (“Gujia”), based in Beijing, China. On April 20, 2018, we incorporated MM Fund Services Limited (“MM Fund”) for the purpose of providing administration services to the private equity funds industry. On May 28, 2018 and August 8, 2018, we incorporated MM Capital Management Limited (“MM Capital”) and MM Fund SPC (“MM SPC”), respectively, for the purpose of providing assets management and investment services to clients. On March 19, 2018, MMTEC acquired a wholly owned subsidiary, MM Future Technology Limited (“MM Future”). MM Future was incorporated in Hong Kong on October 31, 2017 for the purpose of being a holding company for the equity interest in Gujia. In addition, our company acquired 24.9% of the outstanding securities of MMBD Trading Limited (“MMBD Trading”) on March 28, 2018 and acquired the remaining 75.1% on April 25, 2019. The acquisition was closed on October 18, 2019. MMBD Trading acquired a wholly owned subsidiary, MM Global Securities, INC. (“MM Global”) on August 16, 2017. MM Global located in New York, NY. MM Global changed its corporate name from “MM IGlobal, INC” to “MM Global Securities, Inc.” effective as of February 25, 2019. On March 15, 2019, we incorporated MM Global Capital Limited, a new wholly subsidiary of the Company organized under the laws of the British Virgin Islands. Currently, we intend to utilize this subsidiary to set up and engage in securities trading. However, there is no assurance that we will proceed as intended, if at all. On March 15, 2019, the Company incorporated MM Global Capital Limited (“MM Global Capital”), a Hong Kong company, for the purpose of providing assets management and investment services to clients. MM Global Capital is a wholly-owned subsidiary of MMTEC. On July 9, 2019, we acquired 49% of a Newly-Formed Entity called Xchain Fintech PTE.LTD., (“Xchain”), a Singapore company, for the purpose of providing technical support for the construction and development of a new solutions for the existing problems of the traditional financial industry, the difficulty experienced by investors in investing and allocating investment assets globally, and the protection of funds and investments by using advanced technologies, such as artificial intelligence, big data analysis and blockchain. On March 23, 2020, we acquired all outstanding securities of MMBD Investment Advisory Company Limited (“MMBD Advisory”), MMBD Advisory was formed in January 2018 in the U.S. and is registered as an investment advisor firm under the laws of the State of New York on May 7, 2018. The firm intends to offer non-discretionary investment advisory services to individuals and advisory services to private fund managers. We have developed and deployed a series of platforms which comprise a business chain that enables PRC-based hedge funds, mutual funds, registered investment advisors, proprietary trading groups, and brokerage firms to engage in securities market transactions and settlements globally.

We conduct our business through and based on distinct yet integrated business systems designed to provide support for our (i) Securities Dealers Trading System (securities registration and clearing, account management, risk management, quick trading and execution, and third party access middleware), (ii) Private Fund Investment Management System (multi-account management, fund valuation, risk management, quantitative trading access, liquidation and requisition management) and (iii) Mobile Transaction Individual Client System and PC Client System (Apple IOS, Android, PC, Web). We assist PRC-based financial institutions taking part in the overseas securities trading markets by providing them comprehensive Internet-based securities solutions. These PRC financial institutions, along with Hong Kong broker-dealer customers, may “white label” our trading interface (i.e., put their logos on it, make our trading interface available to their customers without referencing our name, as if it was developed by them in-house), or they can select from among our modular functionalities, such as order routing, trade reporting or clearing on specific products or exchanges where they may not have up-to-date technology to offer their customers a comprehensive range of services and products. We also help PRC-based hedge funds, mutual funds, proprietary trading groups to speed up their integration into the overseas market and offer them additional services, such as fund establishment, issuance, custody, transaction and settlement. We also provide a series of IR solutions service for China Concepts Stock companies, help maintain the relationship between listed companies and the company’s equity, debt investors or potential investors. We provide our clients across all industries, sectors, and regions with strategic actionable intelligence and visibility into the capital markets for the long term. We used internally designed and built system with the US brokerage license and the Cayman fund management qualification to form a series of MOM funds, with the main goal of discovering small and medium-sized institutional investors and helping them set up the fund to issue securities fund products.

The Initial Public Offering

On January 7, 2019, we completed our initial public offering (“IPO”) on the NASDAQ Capital Market under the symbol of “MTC”. We offered 1,800,000 common shares at $4 per share. Net proceeds raised by us from the initial public offering amounted to approximately $6,478,801 after deducting underwriting discounts and commissions and other offering expenses. Out of the $6.5 million net proceeds, $500,000 was deposited into an escrow account to satisfy the initial $500,000 in potential indemnification obligations arising during an escrow period of two years following the IPO closing date of January 7, 2019. On January 7, 2019, we sold additional 270,000 common shares at $4 per share. Net proceeds raised by us amounted to $993,600 after deducting underwriting discounts. As a result, we raised a total of $7,472,401 from the issuance of 2,070,000 shares of common stock in the January 2019 IPO.

Follow-on offering

On February 22, 2021 we entered into a Securities Purchase Agreement with certain institutional investors in connection with a registered direct offering of 4,300,000 of the Company’s common shares, at a purchase price of $3.70 per share. The Company sold the common shares for aggregate gross proceeds of $15,910,000. The net proceeds from the transactions were $14,637,200, after deducting certain fees due to the placement agent and the Company’s transaction expenses, and will be used for working capital and general corporate purposes.

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

In 2020, our company used internally designed and built system with the US brokerage license and the Cayman fund management qualification to form a series of MOM funds, with the main goal of discovering small and medium-sized institutional investors and helping them set up the fund to issue securities fund products.

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

One-stop private fund investment management fund solution – for small and medium-sized private funds with a management scale of more than $1 million and less than $100 million, we provide the following one-stop establishment and investment trading solutions to assist with:

●	establishing private equity funds, registration, administration and management of such funds.

●	building PTN investment management system, deployment of investment transaction, fund management, risk control, ERP and other modules.

●	opening trading accounts, handling valuation, liquidation and investment redemptions.

●	marketing.

Corporate History and Background

●	MMTEC, INC. –We formed MMTEC, INC., our BVI holding company on January 4, 2018.

●	MM Future Technology Limited – Our wholly-owned Hong Kong subsidiary, was incorporated on October 31, 2017.

●	Gujia (Beijing) Technology Co., Ltd – Our operating company in China and a wholly-owned subsidiary of MM Future Technology Limited.

●	Meimei Zhengtong (Beijing) Technology Co., Ltd., – a PRC incorporated entity (dissolved effective as of June 8, 2018).

●	MM Fund Services Limited – Our wholly-owned Cayman Islands subsidiary, which was incorporated on April 20, 2018 and dormant as of December 31, 2020.

●	MM Capital Management Limited – Our wholly-owned Cayman Islands subsidiary, was incorporated on May 28, 2018 and dormant as of December 31, 2020.

●	MM Global Capital Limited – Our wholly-owned Hong Kong subsidiary, was incorporated on March 15, 2019.

●	MM Fund SPC – MM Fund SPC was incorporated on August 8, 2018, as a wholly-owned subsidiary of MM Capital Management Limited, and dormant as of December 31, 2020.

●	MMBD Trading Limited – our wholly-owned subsidiary of MMTEC, acquired in October 2019.

●	MM Global Securities, INC. – Our operating company in New York and a wholly-owned subsidiary of MMBD Trading Limited.

●	MMBD Investment Advisory Company Limited – our wholly-owned subsidiary of MMTEC, acquired in March 2020.

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

Pursuant to the Securities Purchase Agreement dated as of April 25, 2019, the Company agreed to purchase the remaining 75.1% of outstanding securities of MMBD Trading Ltd., a British Virgin Islands company (“MMBD”). Prior to the consummation of this acquisition, (i) the Company held 24.9% of outstanding securities of MMBD, and (ii) each of Xiangdong Wen (the Chairman of the Board and Chief Executive Officer) and Zhen Fan (the former Chief Executive Officer) beneficially owned 37.55% of outstanding securities of MMBD, respectively. The Company has agreed to pay the aggregate purchase price of $185,000 for such securities to be equally divided between the two shareholders of MMBD. The acquisition closed on October 18, 2019, following the receipt by the Company of requisite corporate and regulatory approvals, including, without limitation, FINRA CMA application approval, and the Company’s Audit Committee’s review and approval of the terms and provisions of this transaction involving related parties. Following and as a result of this acquisition, MMBD has become a wholly-owned subsidiary of the Company.

Pursuant to the investment agreement dated as of March 23, 2020, the Company acquired all outstanding securities of MMBD Investment Advisory Company Limited (“MMBD Advisory”) for a consideration of $1,000, which was subsequently given up by the Hinman Au. Prior to this transaction, all outstanding securities of MMBD Advisory were owned by Hinman Au, a director, and 1.7% shareholder of the Company. MMBD Advisory was formed in January 2018 in the U.S. and is registered as an investment advisor firm under the laws of the State of New York on May 7, 2018. The firm intends to offer non-discretionary investment advisory services to individuals and advisory services to private fund managers.

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

Growth of Chinese private fund markets

There are several notable aspects of development of Chinese private fund industry in recent years:

●	Rapid rate of growth. According to Asset Management Association of China, by the end of December 2020, the number of registered private fund managers has reached 24,561, with a total dollar amount of RMB 15.97 trillion. The number of registered private funds has reached 96,852.

●	Substantial number of QDII funds under management and amount of QDII quota. As of the last quarter of 2020, the number of funds has reached 165, with a total cumulative amount of $122.795 billion. As of December 31, 2020, the quota of QDII approved by various securities institutions totaled $116.699 billion. Among them, fund companies in the securities category rank first among various institutions with a quota of US$44.09 billion, accounting for 38%.

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

●	A professional team with diversified backgrounds - Our team members are from Internet companies, financial enterprises and traditional securities information system development companies. They are familiar with the financial market, and have expertise in the development of securities information technology. Members of this diverse backgrounds teamwork in their respective areas with efficiency and professionalism.

●	Better ecology and environment - With the acquisition of MMBD Trading and MM Global in the United States, we are able to provide better services to non-U.S. small and medium-sized brokerage firms to access the U.S. market, and also to the small and medium-sized private equity funds with deeper understanding of their needs.

●	Market opportunities - Traditional financial markets rely more and more on information technology. In dealing with the overseas market, under the barrier of language, market mechanism and cultural background, we rely on technology to change the relationship between brokerage firms and traditional information technology developers. As the earliest participants in this model, we enjoy favorable market opportunities. At the same time, there has been an increasing demand for China’s small and medium-sized private equity funds to go overseas, as well as more Chinese investors investing outside of China. At the early stage development of this industry, we will actively participate in the development of industry service standards and service system, and make good use of this market opportunity.

●	Localized service - 24/7 customer service in complete Chinese language. From trading API document to technology support, we strive to create a more user-friendly environment for our customers. We also provide more pleasant user trading experience for Chinese customers. They will get more localized trading experience, without trial and error, and easier and more pleasant investment in overseas markets. Back on the Chinese market, we understand the rules of the United States. We also understand better the needs of Chinese investors. And we provide more localized private fund services and more financial products and services support. With the system support of MM Fund Services Limited and PTN, we will provide a more localized private fund administration service to our clients. We will respond to their request in a timely manner, being more attentive to their needs and requests.

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

Employees

Our principal offices are located in Beijing, China; we also have a research and development center in Shanghai, China, and we also operate a broker-dealer in New York City. As of April 21, 2021, we employed 35 people on a full-time basis, comprised of 6 employees in management, 9 employees in sales and marketing, 5 employees in research and development, and 8 employees in administration.

Intellectual Property Rights

We rely on our technology copyright to protect our domestic business interests and ensure our competitive position in our industry. We have placed a high priority on the management of our intellectual property. Some products that are material to our operating results incorporate technology copyright. Although technology copyright is important to the continued success of our products, we do not believe that our business, as a whole, is dependent on, or that its profitability would be materially affected by the revocation, termination, expiration or infringement upon any particular patent or copyright. We have applied for software copyright protection in China covering our software technology. We applied to National Copyright Administration of the P.R.C. for 12 software copyrights, which was approved on June 28, 2018 and March 14, 2019.

Properties

Our headquarters is located at AF, 16/F, Block B, Jiacheng Plaza, 18 Xiaguangli, Chaoyang District,Beijing . Our research and development center is located in Shanghai. All of the facilities are leased. We believe our facilities are adequate for our current needs and we do not believe we will encounter any difficulty in extending the terms of the leases by which we occupy our respective premises. A summary description of our facilities locations follows:

Office	Address	Rental Term	Space
Headquarters	AF, 16/F, Block B, Jiacheng Plaza, 18 Xiaguangli, Chaoyang District,Beijing 100027	October 10, 2019 – November 30, 2022	6920.66. sq. ft.

Shanghai Research and Development Center	Room 2605, Bank of Shanghai Building, Pudong New Area, Shanghai 200120	September 25, 2019 – September 24, 2022	1500.81 sq. ft.

New York Center	110 Wall Street, Unit 5070, New York, NY 10005	August 1, 2020 – July 31, 2021	Approximately 200 sq. ft.

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

The following discussion and analysis of our financial condition and results of operations for the years ended December 31, 2020, 2019 and 2018 should be read in conjunction with our consolidated financial statements and related notes to those consolidated financial statements that are included elsewhere in this report. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this report.

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

Our company has operates investor relations management services business to help maintain the relationship between listed companies and the company’s equity, debt investors or potential investors. It also includes the relationship between listed companies and various intermediaries in the capital market in the process of communicating with investors. Our global team of consultative experts and industry-leading software provides our clients across all industries, sectors, and regions with strategic actionable intelligence and unparalleled visibility into the capital markets for the long term.

Our company used internally designed and built system with the US brokerage license and the Cayman fund management qualification to form a series of MOM funds, with the main goal of discovering small and medium-sized institutional investors and helping them set up the fund to issue securities fund products.

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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

RESULTS OF OPERATIONS

Comparison of Results of Operations for the Years Ended December 31, 2020 and 2019.

Revenue

The following table sets forth the components of our net revenues by amounts and percentages of our total net revenues for the periods presented:

	For the Year Ended December 31,
	2020		2019
	US$	%	US$	%
Net revenues:
Market data services	73,524	9.9%	75,044	37.4%
Investor relations management services	21,113	2.8%	86,788	43.2%
Commissions	643,145	86.7%	33,680	16.8%
Other revenue	4,343	0.6%	5,285	2.6%
Total net revenues	742,125	100%	200,797	100%

For the years ended December 31, 2020 and 2019, we had revenue from performing market data services for our customer of $73,524 and $75,044, respectively. As a result of strategy adjustment, our Company had investor relations management services revenue of $21,113 and $86,788 for the years ended December 31, 2020 and 2019 respectively. As a result of our acquisition of MMBD Trading, which has a fully owned subsidiary, MM Global, that engages in a single line of business as a securities broker-dealer, our Company also had commissions revenue of $643,145 and $33,680, and other related revenue of $4,343 and $5,285, for the years ended December 31, 2020 and 2019 respectively.

Cost of Revenue

Cost of revenue consists primarily of internal labor cost and related benefits, and other overhead costs that are directly attributable to services provided.

For the years ended December 31, 2020 and 2019, cost of revenue was $7,405 and $90,890, respectively.

Gross Profit and Gross Margin

Our gross profit was $734,720 for the year ended December 31, 2020, representing gross margin of 99.0%.  Gross profit was $109,907 for the year ended December 31, 2019, representing gross margin of 54.7%. Our gross margin increased was primarily attributable to the increased in commissions revenue and commissions revenue disclosed net revenue without cost.

Operating Expenses

During the years ended December 31, 2020 and 2019, operating expenses included selling and marketing, payroll and related benefits, professional fees, and other general and administrative expenses.

Selling and Marketing Expenses

Selling and marketing expenses totaled $244,163 for the year ended December 31, 2020, as compared to $389,750 for the year ended December 31, 2019, a decrease of $145,587 or 37.4%. During the year ended December 31, 2020, the decrease was primarily attributable to the decrease in selling staff. In addition, the staff work remotely as affected by COVID-19 which resulted in decrease in travel expenses.

Payroll and Related Benefits

Payroll and related benefits totaled $1,024,565 for the year ended December 31, 2020, as compared to $1,091,065 for the year ended December 31, 2019, a decrease of $66,500 or 6.1%. The decrease was primarily attributable to the decrease in staff resulting from COVID-19.

Professional Fees

For the years ended December 31, 2020 and 2019, Professional Fees consisted of the following:

	Year Ended	Year Ended
	December 31,	December 31,
	2020	2019
Audit fees	$260,000	$270,000
Legal fees	91,106	62,661
Financial consulting fees	1,005,000	20,057
Industry and consulting fees	111,667	209,767
Advisory fees	46,667	22,667
Others	229,955	209,069
	$1,744,395	$794,221

●	For the year ended December 31, 2020, Audit fee decreased by $10,000, or 3.7%, as compared to the year ended December 31, 2019. The decrease was primarily attributable to the decreasing audit fee charged by MaloneBailey, LLP.

●	For the year ended December 31, 2020, Legal fee increased by $28,445, or 45.4%. The increase was primarily attributable to the legal fee of legal service for our offering shares that has mainly incurred in 2020.

●	For the year ended December 31, 2020, Financial consulting fee increased by $984,943, or 4910.7%. The increase was primarily attributable to the fact that the company paid 750,000 shares to Tony Wayne Network Technology Co., Limited as compensation of a consulting program based in Hong Kong in 2020.

●	For the year ended December 31, 2020, Industry and consulting fees decreased by $98,100, or 46.8%, The decrease was primarily attributable to less demand for specific industries consulting in 2020.

●	For the year ended December 31, 2020, Advisory fees increased by $24,000, or 105.9%. The increase was primarily attributable to the fact that the company ordered the advisory service provided by NASDAQ and the advisory service continued through 2020.

●	For the year ended December 31, 2020, other miscellaneous items increased by $20,886, or 10.0%. The increase was primarily attributable to other miscellaneous expense increased by MM Global in 2020.

Other General and Administrative Expenses

For the years ended December 31, 2020 and 2019, other general and administrative expenses consisted of the following:

	Year Ended	Year Ended
	December 31,	December 31,
	2020	2019
Rent and related utilities	$381,611	$358,965
Public relations expenses	-	29,609
ETC clearing cost	143,908	22,646
NASDAQ application and listing fee	56,500	55,000
Travel and entertainment	9,389	88,348
ATS execution fee	79,648	-
Fund SPC service fee	15,043	-
NASDAQ GIDS information fee	-	93,500
Others	219,649	127,579
	$905,748	$775,647

●	For the year ended December 31, 2020, rent and related utilities increased by $22,646, or 6.3%, as compared to the year ended December 31, 2019. The increase was primarily attributable to the increase in our office space resulting from our business expansion.

●	For the year ended December 31, 2020, we did not incur Public Relations Expenses and have incurred corresponding expense of $29,609 in the year ended December 31, 2019.

●	For the year ended December 31, 2020, ETC clearing cost for broke dealer increased by $121,262, or 535.5%, as compared to the year ended December 31, 2019. The increase was primarily attributable to business expansion of MM Global in 2020.

●	For the year ended December 31, 2020, NASDAQ application and listing fees increased by $1,500, or 2.7%, as compared to the year ended December 31, 2019. The NASDAQ application and listing fees increase was primarily attributable to increasing listing fee charged by NASDAQ.

●	For the year ended December 31, 2020, travel and entertainment expenses decreased by $78,959, or 89.4%, as compared to the year ended December 31, 2019, which was mainly attributable to working remotely as affected by COVID-19 in the year ended December 31, 2020.

●	For the year ended December 31, 2020, we incurred ATS execution fee for broker-dealer of $79,648, and did not incur corresponding expense in the year ended December 31, 2019.

●	For the year ended December 31, 2020, we incurred Fund SPC Service fee of $15,043, and did not incur corresponding expense in the year ended December 31, 2019. We managed MOM Fond-MM Fund growth SP in the year ended December 31, 2020.

●	For the year ended December 31, 2020, we did not incur NASDAQ GIDS Information fee, and have incurred corresponding expense of $93,500 in the year ended December 31, 2019. NASDAQ provide real-time global index data service for us.

●	Other general and administrative expenses were primarily comprised of office supplies, internet service fee, and depreciation. For the year ended December 31, 2020, other general and administrative expenses increased by $92,070, or 72.2%, as compared to the year ended December 31, 2019, which was mainly due to our business expansion.

Loss from Operations

As a result of the foregoing, for the year ended December 31, 2020, loss from operations amounted to $3,184,151, as compared to $2,940,776 for the year ended December 31, 2019, an increase of $243,375, or 8.3%.

Other Income (Expense)

Other income (expense) mainly includes interest income from bank deposits, other income (expense), government subsidies, foreign currency transaction gain (loss) and loss on equity method investment. Other income, net, totaled $2,555 for the year ended December 31, 2020, as compared to other income of $697,542 for the year ended December 31, 2019, a change of $694,987, which was mainly attributable to a decrease in interest income from bank deposits of $6,892, a decrease in government subsidy of $724,795, a decrease in loss on equity method investment of $3,308, an increase in foreign currency transaction loss of $35,248 and an increase in other income of $68,640.

Income Taxes

We did not have any income taxes expense for the years ended December 31, 2020 and 2019 since we did not generate any taxable income in these two fiscal years.

Net Loss

As a result of the factors described above, our net loss was $3,181,596, or $0.16 per share (basic and diluted), for the year ended December 31, 2020. Our net loss was $2,243,234, or $0.11 per share (basic and diluted), for the year ended December 31, 2019.

Foreign Currency Translation Adjustment

Our reporting currency is the U.S. dollar. The functional currency of our parent company - MMTEC, MM Future, MM Fund, MM Capital, MM Global capital, MM BD Trading, MM Global, MM BD Advisor and MM SPC, is the U.S. dollar and the functional currency of Gujia, is the Chinese Renminbi (“RMB”). The financial statements of our subsidiaries whose functional currency is the RMB are translated to U.S. dollars using period end rates of exchange for assets and liabilities, average rate of exchange for revenue and expenses and cash flows, and at historical exchange rates for equity. As a result of foreign currency translations, which are a non-cash adjustment, we reported a foreign currency translation gain of $117,687 and a foreign currency translation loss of $30,170 for the years ended December 31, 2020 and 2019, respectively. This non-cash gain/loss had the effect of decreasing/increasing our reported comprehensive loss.

Comprehensive Loss

As a result of our foreign currency translation adjustment, we had comprehensive loss of $3,063,909 and $2,273,404 for the years ended December 31, 2020 and 2019, respectively.

Comparison of Results of Operations for the Years Ended December 31, 2019 and 2018

For a discussion of our results of operations for the fiscal year ended December 31, 2019 compared with the fiscal year ended December 31, 2018, see “Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS — RESULTS OF OPERATIONS— Comparison of Results of Operations for the Years Ended December 31, 2019 and 2018” of our annual report on Form 20-F for the fiscal year ended December 31, 2019, filed with the SEC on May 22, 2020.

Liquidity and Capital Resources

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis. As of December 31, 2020 and 2019, we had cash balance of approximately $1,426,000 and $3,643,000, respectively. Most of these funds are kept in financial institutions located in China. On February 22, 2021, subsequent to the close of the December 31, 2020 fiscal year, we entered into a Securities Purchase Agreement with certain institutional investors in connection with a registered direct offering of 4,300,000 of the Company’s common shares, at a purchase price of $3.70 per share. The Company sold the common shares for aggregate gross proceeds of $15,910,000. The net proceeds from the transactions were $14,637,200, after deducting certain fees due to the placement agent and the Company’s transaction expenses.

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

The following table sets forth a summary of changes in our working capital from December 31, 2019 to December 31, 2020:

			December 31, 2019 to December 31, 2020
	December 31, 2020	December 31, 2019	Change	Percentage Change
Working capital:
Total current assets	$2,253,141	$4,347,710	$(2,094,569)	(48.2)%
Total current liabilities	658,029	805,499	(147,470)	(18.3)%
Working capital	$1,595,112	$3,542,211	$(1,947,099)	(55.0)%

Our working capital decreased by $1,947,099 to working capital of $1,595,112 as of December 31, 2020 from working capital of $3,542,211 as of December 31, 2019. The decrease in working capital was primarily attributable to a decrease in cash and cash equivalents of approximately $2,217,000, a decrease in loan to employee of approximately $172,000, a decrease in prepaid expenses and other current assets of approximately $204,000 and an increase in lease liabilities current portion of approximately $91,000, offset by an increase in accounts receivable of approximately $30,000, an increase in loan receivable - related party of approximately $14,000, an increase in security deposits - current portion of approximately $453,000, a decrease in deferred revenue of approximately $63,000, a decrease in salary payable of approximately $43,000, a decrease in accrued liabilities and other payables of approximately $127,000 and a decrease in due to related parties of approximately $5,000.

Because the exchange rate conversion is different for the consolidated balance sheets and the consolidated statements of cash flows, the changes in assets and liabilities reflected on the consolidated statements of cash flows are not necessarily identical with the comparable changes reflected on the consolidated balance sheets.

Cash Flows for the Years Ended December 31, 2020, 2019 and 2018

The following summarizes the key components of our cash flows for the years ended December 31, 2020, 2019 and 2018:

	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Net cash used in operating activities	$(1,982,847)	$(2,139,156)	$(1,911,318)
Net cash used in investing activities	(331,944)	(725,476)	(66,313)
Net cash provided by financing activities	37,250	6,438,216	1,848,894
Effect of exchange rate on cash and cash equivalents	60,946	(24,688)	(15,199)
Net increase (decrease) in cash and cash equivalents	$(2,216,595)	$3,548,896	$(143,936)

Net cash flow used in operating activities for the year ended December 31, 2020 was $1,982,847, which primarily reflected our net loss of approximately $3,182,000, and the changes in operating assets and liabilities primarily consisting of an increase in accounts receivable of approximately $30,000, a decrease of operating lease liability of approximately $267,000, a decrease in accrued liabilities and other payables of approximately $124,000, a decrease in deferred revenue of approximately $64,000, and a decrease in salary payable of approximately $49,000, offset by a decrease in security deposits of approximately $47,000, a decrease in prepaid expenses and other current assets of approximately $207,000, and the add-back of non-cash items consisting of noncash lease expense of approximately $337,000, depreciation of approximately $55,000, loss on equity method investment of approximately $46,000, Stock-based compensation for non-employee of approximately $1,005,000, foreign currency transaction loss of approximately $35,000 and noncash other expense of approximately $1,000.

Net cash flow used in operating activities for the year ended December 31, 2019 was $2,139,156, which primarily reflected our net loss of approximately $2,243,000, and the changes in operating assets and liabilities primarily consisting of an increase in prepaid expenses and other current assets of approximately $82,000, an increase in security deposits of approximately $103,000, and a decrease of operating lease liability of approximately $231,000, a decrease in accrued liabilities and other payables of approximately $40,000, a decrease in deferred revenue of approximately $15,000, offset by an increase in salary payable of approximately $13,000, an decrease in accounts receivable of approximately $60,000, and the add-back of non-cash items consisting of noncash lease expense of approximately $340,000, depreciation of approximately $26,000, loss on equity method investment of approximately $49,000 and noncash other expense of approximately $85,000.

Net cash flow used in operating activities for the year ended December 31, 2018 was $1,911,318, which primarily reflected our net loss of approximately $2,349,000, and the changes in operating assets and liabilities primarily consisting of an increase in prepaid expenses and other current assets of approximately $63,000, an increase in security deposits of approximately $14,000, and an increase of prepaid rent of approximately $17,000, offset by an increase in deferred revenue of approximately $82,000, an increase in salary payable of approximately $92,000 and an increase in accrued liabilities and other payables of approximately $310,000, and the add-back of non-cash items consisting of depreciation of approximately $27,000, and loss on equity method investment of approximately $62,000, offset by foreign currency transaction gain of approximately $41,000.

Net cash flow used in investing activities was $331,944 for the year ended December 31, 2020 as compared to $725,476 for the year ended December 31, 2019 and $66,313 for the year ended December 31, 2018. During the year ended December 31, 2020, the Company made payments for purchase of property and equipment of approximately $18,000, and for purchase of long-term investments of approximately $874,000, offset by collection of loan to related party of approximately $80,000, collection of loan to employee of approximately $174,000 and collection of investment refund of approximately $307,000. During the year ended December 31, 2019, the Company made payments for acquisition of subsidiaries, net of cash acquired of approximately $109,000, payments made for purchase of property and equipment of approximately $130,000, payments made for loan to employee of approximately $174,000, payments made for loan to related party of approximately $80,000 and payments for purchase of long-term investments of approximately $233,000. During the year ended December 31, 2018, the Company made payments for purchase of property and equipment of approximately $24,000, and made payments for purchase of long-term investments of approximately $42,000.

Net cash flow provided by financing activities was $37,250 for the year ended December 31, 2020 as compared to $6,438,216 for the year ended December 31, 2019 and $1,848,894 for the year ended December 31, 2018. During the year ended December 31, 2020, we received proceeds from short-term loan of approximately $41,000, offset by repayments made to related parties of approximately $4,000. During the year ended December 31, 2019, the Company received advances from related parties of approximately $14,000, proceeds from issuance of stocks of approximately $6,851,000 in funding our operations, offset by repayments made to related parties of approximately $428,000. During the year ended December 31, 2018, the Company received cash contribution from shareholders of approximately $1,661,000, capital contribution from shareholders of approximately $5,000, and advances from related parties of approximately $206,000 in funding our operations, offset by repayments made to related parties of approximately $24,000.

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

Follow-on offering

On February 22, 2021 we entered into a Securities Purchase Agreement with certain institutional investors in connection with a registered direct offering of 4,300,000 of the Company’s common shares, at a purchase price of $3.70 per share. The Company sold the common shares for aggregate gross proceeds of $15,910,000. The net proceeds from the transactions were $14,637,200, after deducting certain fees due to the placement agent and the Company’s transaction expenses, and will be used for working capital and general corporate purposes.

Contractual Obligations and Off-Balance Sheet Arrangements

Contractual Obligations

We have certain fixed contractual obligations and commitments that include future estimated payments. Changes in our business needs, cancellation provisions, and other factors may result in actual payments differing from the estimates. We cannot provide certainty regarding the timing and amounts of payments. We have presented below a summary of the most significant assumptions used in our determination of amounts presented in the tables, in order to assist in the review of this information within the context of our consolidated financial position, results of operations, and cash flows. The following tables summarize our contractual obligations as of December 31, 2020, and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

	Payments Due by Period
Contractual obligations:	Total	Less than 1 year	1-3 years	3-5 years	5+ years
Office leases commitment	$767,541	$445,527	$322,014	$-	$-
Total	$767,541	$445,527	$322,014	$-	$-

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

Foreign Currency Exchange Rate Risk

Our operations are in China. Thus, our revenues and operating results may be impacted by exchange rate fluctuations between RMB and US dollars. For the years ended December 31, 2020, 2019 and 2018, we had unrealized foreign currency translation gain of approximately $118,000 and unrealized foreign currency translation loss of approximately $30,000 and $51,000, respectively, because of changes in the exchange rate.

Inflation

The effect of inflation on our revenue and operating results was not significant.

Critical Accounting Policies

Please refer to NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES of our consolidated financial statements for details.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Position
Xiangdong Wen (1) (2)	36	Chairman of the Board and Chief Executive Officer
Zhengfei Li (1)	37	Chief Technology Officer
Min Kong (1)	32	Chief Financial Officer
Hinman Au (1) (4)	55	Director
Qingshun Meng (1) (3) (5) (6) (7)	61	Independent Director
Shufang Lai(1) (3) (5) (6) (7)	34	Independent Director, Chairman of Audit Committee
Yong Ma(1) (4) (5) (6) (7)	50	Independent Director

(1)	The individual’s business address is c/o Gujia (Beijing) Technology Co., Ltd., AF, 16/F, Block B, Jiacheng Plaza, 18 Xiaguangli, Chaoyang District, Beijing, 100027 China.

(2)	Class C director whose term expires at the 2021 succeeding annual meeting of shareholders.

(3)	Class B director whose term expires at the 2022 succeeding annual meeting of shareholders.

(4)	Class A director whose term expires at the 2023 annual meeting of shareholders.

(5)	Member of audit committee.

(6)	Member of compensation committee.

(7)	Member of nominating committee.

Xiangdong Wen has served as the Chairman of the Board of MMTEC since January 2018 and has served as the Chief Executive Officer of MMTEC since June 2020. Mr. Wen founded Gujia in 2015 and was Gujia’s Chief Executive Officer between June 2015 and January 2016. Mr. Wen has also served as Gujia’s executive director since June 2015.  Between May 2012 and May 2015, Mr. Wen served as Chief Executive Officer of Jiazi Investment Co., Ltd, an investment management company. Between February 2015 and June 2015, Mr. Wen served as Chief Operating Officer of Beijing Dongfangjuhe Technology Co., Ltd, providing technology solutions to the broker/dealer industry. Mr. Wen holds a Bachelor’s degree in business management from Communication University of China. Mr. Wen was nominated as a director because of his experience serving in executive positions at companies operating in the financial industry and his extensive knowledge, experience and relationships in China’s financial industry.

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

Shufang Lai has served as an Independent Director of MMTEC since June, 2020. Mrs. Lai holds the title of Assistant Professor of Finance at Southern University of Science and Technology (PRC). Shufang Lai holds a Bachelor’s degree in Accounting from Communication University of China (2008) and a Ph.D degree in Accounting from The Chinese University of Hong Kong (2016).

Yong Ma has served as an Independent Director of MMTEC since June, 2020. Mr. Ma has served as the Chief Executive Officer of Caishang Education Technology (Beijing) Co., Ltd. From January 2008 to December 2018, Yong Ma held the position of Chief Operating Officer of China Finance Online Co., Ltd. From December 2006 to January 2008, Yong was Tax Consulting Manager at PricewaterhouseCoopers Consulting. Yong Ma holds an EMBA degree from China Europe International Business School (2018), an MBA degree from Tsinghua University (2004) and a Bachelor’s degree in Automation from Nanjing University of Science and Technology (1994).

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

B.	Compensation

Executive Compensation

The following table shows the annual compensation paid by us for the years ended December 31, 2020, 2019 and 2018:

			Equity	All Other
Name/principal position	Year	Salary	Compensation	Compensation	Total Paid
Xiangdong Wen, CEO	2018	$17,485	$-	$1,457	$18,942
	2019	$35,204	$-	$1,433	$36,637
	2020	$32,860	$-	$4,025	$36,885

Zhen Fan, Former CEO	2018	$18,134	$-	$1,466	$19,600
	2019	$35,174	$-	$4,001	$39,175
	2020	$8,699	$-	$4,025	$12,724

Min Kong, CFO	2018	$30,347	$-	$7,376	$37,723
	2019	$48,936	$-	$5,148	$54,084
	2020	$40,486	$-	$5,184	$45,670

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

Director Independence

Our board has reviewed the independence of our directors, applying the NASDAQ independence standards. Based on this review, the board determined that each of Qingshun Meng, Yong Ma and Shufang Lai are “independent” within the meaning of the NASDAQ rules. In making this determination, our board considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board deemed relevant in determining their independence. As required under applicable NASDAQ rules, we anticipate that our independent directors will meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

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

Our Audit Committee consists of Shufang Lai (Chair), Qingshun Meng and Yong Ma. Our board has affirmatively determined that each of the members of the Audit Committee meets the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 of the Exchange Act and NASDAQ rules. In addition, our Board of Directors has determined that Mr. Shufang Lai qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of the NASDAQ rules.

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

Our Compensation Committee consists of Yong Ma (Chair), Shufang Lai and Qingshun Meng. Our board has affirmatively determined that each of the members of the Compensation Committee meets the definition of “independent director” for purposes of serving on Compensation Committee under NASDAQ rules.

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

Our Nominating Committee consists of consists of Qingshun Meng (Chair), Yong Ma and Shufang Lai. Our board has affirmatively determined that each of the members of the Nominating Committee meets the definition of “independent director” for purposes of serving on a Nominating Committee under NASDAQ rules.

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

	2018	2019	2020
Number of Employees	33	38	31

E.	Share Ownership

See Item 7 below.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

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

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to subscribe for within 60 days of April 12, 2021. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all common shares that they beneficially own, subject to applicable community property laws. None of the stockholders listed in the table are a broker-dealer or an affiliate of a broker dealer. None of the stockholders listed in the table are located in the United States and none of the common shares held by them are located in the United States. Applicable percentage ownership is based on 25,120,000 common shares outstanding as of April 21, 2021. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Gujia (Beijing) Technology Co., Ltd., AF, 16/F, Block B, Jiacheng Plaza, 18 Xiaguangli, Chaoyang District, Beijing, 100027 China.

	Beneficial Ownership
Name of Beneficial Owner	Common Shares	Percentage
Zhen Fan * (1)	2,874,606	11.4%
Min Kong *	-	**
Xiangdong Wen * (2)	3,276,003	13.0%
Zhengfei Li *	216,000	0.9%
Hinman Au *	360,000	1.4%
Qingshun Meng *	-	**
Yiqin Zhang *	-	**
Shuguo Li *	-	**
Dongqiang Wang *	-	**
Yong Ma *	-	**
Shufang Lai *	-	**
All officers and directors as a group (11 persons)	6,726,609	26.7%

5% or greater beneficial owners
Length Technology Limited(3)	2,340,000	9.3%
Rate Technology Limited(4)	1,800,000	7.2%
5% or greater beneficial owners as a group	4,140,000	16.5%

*	Officer and/or director of our company

**	Less than 1%

(1)	Represent (i) 2,514,600 shares owned by Mr. Fan and (ii) 540,009 shares owned by MMBD Information Technology Limited, of which Mr. Fan holds 66.67%. Mr. Fan is the Chief Executive Officer of MMBD Information Technology Limited (Rm 18D 27/F Ho King Comm. Ctr., 2-16 Fayuen St. Mongkok, Hong Kong 999077 China).

(2)	Represent (i) 3,096,000 shares owned by Mr. Wen and (ii) 540,009 shares owned by MMBD Information Technology Limited, of which Mr. Wen holds 33.33%.

(3)	A Hong Kong corporation with the mailing address of RMC, 13/F, Harvard Commercial Building, 105-111 Thomson Road, Wan Chai, Hong Kong, 999077 China, with Qingyi Luan as its sole owner and manager.

(4)	A Hong Kong corporation with the mailing address of 13/F, Ho Fu Commercial Building, 105-111 Thomson Road, Wanchai, Hong Kong, 999077 China, with Qian Ruan as its sole owner and manager.

As of April 21, 2021, there were 12 registered holders of record of our common shares, based upon information received from our stock transfer agent. However, this number does not include beneficial owners whose shares were held of record by nominees or broker dealers. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company. To our knowledge, no other shareholder beneficially owns more than 5% of our shares. Our company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. Our major shareholders do not have any special voting rights.

B.	Related Party Transactions

Due to Related Parties

As of December 31, 2020 and 2019, the due to related parties amount consisted of the following:

	December 31, 2020	December 31, 2019
Advances from Xiangdong Wen (1)	$2,339	$4,320
Advances from (to) Zhen Fan (2)	(906)	1,710
	$1,433	$6,030

(1)	Xiangdong Wen is the chairman of the board, chief executive officer and 14.9% shareholder of the Company.

(2)	Zhen Fan is the former chief executive officer and 13% shareholder of the Company.

From time to time, Xiangdong Wen, Zhen Fan and Hinman Au provided advances to the Company or made payment on behalf of the Company to supplement its working capital needs. Hinman Au is a director, and 1.7% shareholder of the Company. Those advances are short-term in nature, non-interest bearing, unsecured and payable on demand.

Shareholders’ Contribution

During the years ended December 31, 2020, 2019 and 2018, the Company’s shareholders contributed nil, nil and $5,448, respectively, to the Company for working capital needs.

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

The following table sets forth, for the months indicated and through April 21, 2021, the monthly high and low sale prices for our shares, as reported on NASDAQ Stock Market. The closing price for the Company’s securities on April 21, 2021 was $1.67 per share.

	Price Per Share of Common Shares:
	High	Low
Monthly highs and lows
January 2021	$3.39	$1.43
February 2021	$5.93	$1.85
March 2021	$3.33	$2.10
April 2021 (through April 21, 2021)	$2.64	$1.62

B.	Plan of Distribution

Not Applicable.

C.	Markets

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

PRC Enterprise Income Tax

According to the Enterprise Income Tax Law of PRC (the “EIT Law”), which was promulgated on March 16, 2007, last amended in February 2017 and became effective as of January 1, 2008, the income tax for both domestic and foreign-invested enterprises is at a uniform rate of 25%. The Regulation on the Implementation of Enterprise Income Tax Law of the PRC (the “EIT Rules”) was promulgated on December 6, 2007 and became effective on January 1, 2008. On April 14, 2008, the Chinese Ministry of Science and Technology, Ministry of Finance and State Administration of Taxation enacted the Administrative Measures for Certifying High and New Technology Enterprises (the “Certifying Measures”), which retroactively became effective on January 1, 2008 and was amended on January 29, 2016. In the years ended December 31, 2020 and 2019, Gujia was recognized as small low-profit enterprises and received a preferential income tax rate of 5%. Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise”, which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise, the only official guidance for this definition currently available is set forth in Circular 82 issued by the State Administration of Taxation, at April 22, 2009 which provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following criteria are satisfied:

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

According to the requirements of the Notice of the Ministry of Finance and the State Administration of Taxation on Implementing the Pilot Program of Replacing Business Tax with Value-Added Tax in an All-round Manner (Cai Shui [2016] Document No. 36) and the annexes thereto, namely The Measures for Implementing the Pilot Program of Replacing Business Tax with Value-Added Tax, the Provisions on Relevant Matters concerning the Pilot Program of Replacing Business Tax with Value-Added Tax, the Provisions on the Transitional Policies for the Pilot Program of Replacing Business Tax with Value-Added Tax, and the Provisions on the Application of VAT Zero Rate and VAT Exemption Policy to Cross-border Taxable Activities, effective from 1 May 2016, the pilot program of replacing business tax with value-added tax was implemented across the country, and the payment of business tax for taxpayers in the construction industry, the real estate industry, the financial industry, and the living service industry shall be replaced with the payment of value-added tax at 6% for general VAT payer, and 3% for small-scale VAT payer. Gujia was identified as a small-scale VAT payer.

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

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2020. Our actual PFIC status for the current taxable years ending December 31, 2020 will not be determinable until after the close of such year and, accordingly, there is no guarantee that we will not be a PFIC for the current year. PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

Documents concerning us that are referred to in this document may be inspected at AF, 16/F, Block B, Jiacheng Plaza,18 Xiaguangli, Chaoyang District, Beijing, 100027 China. In addition, we file annual reports and other information with the Securities and Exchange Commission. We file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders are exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. Annual reports and other information we file with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be assessed at http://www.sec.gov.

I.	Subsidiary Information

Not required.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Interest Rate Risk

As of December 31, 2020, we had no short-term borrowings and had a long-term borrowings of $41,250. On April 22, 2020, the Company entered into a loan of $41,250 pursuant to the Paycheck Protection Program of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) as administered by the U.S. Small Business Administration (the "SBA"). The loan proceeds were used to cover payroll costs, rent, interest, and utilities. The loan may be partially or fully forgiven if the Company keeps its employee counts and employee wages stable. The interest rate is 1.0% and has a maturity date of 2 years. As of December 31, 2019, we had no short-term or long-term borrowings. Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash deposits with our banks. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates.

Credit Risk

As of December 31, 2020 and 2019, we had cash and cash equivalents of $1,425,926 and $3,642,521, respectively. Our cash and cash equivalents are invested primarily in savings and deposit accounts with original maturities of three months or less. Savings and deposit accounts generate a small amount of interest income.

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

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. The RMB depreciated by 1.6% in fiscal 2019 and appreciated by 2.4% in fiscal year 2020. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

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

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2020. Based on that evaluation, management, including our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures as of December 31, 2020 were effective.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management has concluded that our internal control over financial reporting was effective as of December 31, 2020.

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

Changes in Internal Controls over Financial Reporting

Except as discussed above, during the year ended December 31, 2020, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect our company’s internal control over financial reporting. It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance; our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

Our Board of Directors has determined that Mr. Shufang Lai qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of the NASDAQ rules.

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

Audit Fees

During 2020 and 2019, MaloneBailey, LLP’s fees for the annual audit of our financial statements and the periodic reviews of the financial statements were $260,000 and $270,000, respectively.

Audit-Related Fees

During 2020 and 2019, the Company did not incur audit-related services for services rendered in connection with financial due diligence of the company in connection with the company’s initial public offering.

Tax Fees

The company has not paid Malone Bailey, LLP for tax services in 2020 and 2019.

All Other Fees

The company has not paid Malone Bailey, LLP for any other services in 2020 and 2019.

Our Audit Committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

On August 7, 2018, the Company repurchased 36,000,000 common shares from 14 shareholders through a privately negotiated transaction at an aggregate price of $36,000. The company cancelled the 36,000,000 treasury stock on August 20, 2020.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

None.

ITEM 16G.	CORPORATE GOVERNANCE

None.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this Annual Report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Underwriting Agreement (1)
3.1	Memorandum and Articles of Association (1).
4.1	Specimen Share Certificate (1).
10.1	Employment Agreement between the Company and CEO (1).
10.2	Employment Agreement between the Company and CFO (1).
10.3	Individual Loan Contract with Zhen Fan (1).
10.4	Individual Loan Contract with Xiangdong Wen (1).
10.5	Lease Agreement (1).
10.6	Share Repurchase Agreement (1).
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1	Code of Conduct and Ethics (1).
21.1	List of Subsidiaries of the Registrant (1).
23.1	Consent of Malone Bailey LLP.
99.1	Charter of the Audit Committee (1).
99.2	Charter of the Compensation Committee (1).
99.3	Charter of the Nominating Committee (1).
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Previously filed as part of the registration statement filed with the SEC on October 22, 2018 and incorporated by reference herein.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MMTec, Inc.

April 23, 2021	By:	/s/ Xiangdong Wen
		Name:	Xiangdong Wen
		Title:	Chief Executive Officer (Principal Executive Officer)

April 23, 2021	By:	/s/ Min Kong
		Name:	Min Kong
		Title:	Chief Financial Officer (Principal Financial and Accounting Officer)

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020, 2019 and 2018

MMTEC, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020, 2019 and 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

MMTEC, INC. and subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MMTEC, INC. and its subsidiaries (collectively, the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company’s auditor since 2018.

Houston, Texas

April 23, 2021

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

	As of
	December 31, 2020	December 31, 2019
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,425,926	$3,642,521
Accounts receivable, net	46,390	16,029
Loan to employee	-	172,013
Loan receivable - related party	92,831	78,624
Security deposit - current portion	500,000	46,512
Prepaid expenses and other current assets	187,994	392,011

Total Current Assets	2,253,141	4,347,710

NON-CURRENT ASSETS:
Security deposit - non-current portion	112,891	605,588
Property and equipment, net	102,882	132,016
Operating lease right-of-use assets	662,609	979,885
Long-term investment	578,749	143,346
Total Non-current Assets	1,457,131	1,860,835

Total Assets	$3,710,272	$6,208,545

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Deferred revenue	$-	$63,246
Salary payable	131,445	174,741
Accrued liabilities and other payables	94,799	222,152
Due to related parties	1,433	6,030
Operating lease liabilities - current	430,352	339,330

Total Current Liabilities	658,029	805,499

NON-CURRENT LIABILITIES:
Loan payable	41,250	-
Operating lease liabilities – non-current	315,190	648,334

Total Non-current Liabilities	356,440	648,334

Total Liabilities	1,014,469	1,453,833

Commitments and Contingencies

SHAREHOLDERS' EQUITY:
Common shares ($0.001 par value; 500,000,000 shares authorized;
20,820,000 shares issued and outstanding at December 31, 2020, and
56,070,000 shares issued and 20,070,000 outstanding at December 31, 2019)	20,820	56,070
Additional paid-in capital	12,233,589	11,229,339
Less: treasury stock, at cost;
(nil and 36,000,000 shares at December 31, 2020 and December 31, 2019, respectively)	-	(36,000)
Accumulated deficit	(9,556,899)	(6,375,303)
Accumulated other comprehensive loss	(1,707)	(119,394)

Total Shareholders' Equity	2,695,803	4,754,712

Total Liabilities and Shareholders' Equity	$3,710,272	$6,208,545

The accompanying notes to consolidated financial statements are an integral part of these statements.

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(IN U.S. DOLLARS)

	For the Year Ended	For the Year Ended	For the Year Ended
	December 31, 2020	December 31, 2019	December 31, 2018

REVENUE	$742,125	$200,797	$26,882

COST OF REVENUE	7,405	90,890	16,308

GROSS PROFIT	734,720	109,907	10,574

OPERATING EXPENSES:
Selling and marketing	244,163	389,750	171,016
General and administrative
Payroll and related benefits	1,024,565	1,091,065	893,656
Professional fees	1,744,395	794,221	831,821
Other general and administrative expenses	905,748	775,647	441,621

Total Operating Expenses	3,918,871	3,050,683	2,338,114

LOSS FROM OPERATIONS	(3,184,151)	(2,940,776)	(2,327,540)

OTHER INCOME (EXPENSE):
Interest income	30,478	37,370	483
Interest expense	-	-	(12)
Government subsidy	-	724,795	-
Other income (expense)	53,646	(14,994)	(1,022)
Loss on equity method investment	(46,105)	(49,413)	(61,876)
Foreign currency transaction gain (loss)	(35,464)	(216)	40,965

Total Other Income (Expense)	2,555	697,542	(21,462)

LOSS BEFORE INCOME TAXES	(3,181,596)	(2,243,234)	(2,349,002)

INCOME TAXES	-	-	-

NET LOSS	$(3,181,596)	$(2,243,234)	$(2,349,002)

COMPREHENSIVE LOSS:
NET LOSS	(3,181,596)	(2,243,234)	(2,349,002)
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustments	117,687	(30,170)	(50,586)
TOTAL COMPREHENSIVE LOSS	$(3,063,909)	$(2,273,404)	$(2,399,588)

NET LOSS PER COMMON SHARE
Basic and diluted	$(0.16)	$(0.11)	$(0.06)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic and diluted	20,385,574	20,013,288	39,600,000

The accompanying notes to consolidated financial statements are an integral part of these statements.

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(IN U.S. DOLLARS)

							Accumulated	Total
	Common Shares		Additional	Treasury Stock			Other	Shareholders’
	Number of		Paid-in	Number of		Accumulated	Comprehensive	Equity
	Shares	Amount	Capital	Shares	Amount	Deficit	Loss	(Deficit)
Balance, December 31, 2017	54,000,000	$54,000	$2,092,140	-	-	$(1,783,067)	$(38,638)	$324,435

Capital contribution from shareholders	-	-	$5,448	-	-	-	-	$5,448

Cash contribution from shareholders	-	-	$1,661,420	-	-	-	-	$1,661,420

Treasury stock purchase	-	-	-	(36,000,000)	$(36,000)	-	-	$(36,000)

Net loss for the year ended December 31, 2018	-	-	-	-	-	$(2,349,002)	-	$(2,349,002)

Foreign currency translation adjustment	-	-	-	-	-	-	$(50,586)	$(50,586)

Balance, December 31, 2018	54,000,000	$54,000	$3,759,008	(36,000,000)	$(36,000)	$(4,132,069)	$(89,224)	$(444,285)

Issuance of common stock for cash	2,070,000	$2,070	$7,470,331	-	-	-	-	$7,472,401

Net loss for the year ended December 31, 2019	-	-	-	-	-	$(2,243,234)	-	$(2,243,234)

Foreign currency translation adjustment	-	-	-	-	-	-	$(30,170)	$(30,170)

Balance, December 31, 2019	56,070,000	$56,070	$11,229,339	(36,000,000)	$(36,000)	$(6,375,303)	$(119,394)	$4,754,712

Issuance of common stock for service	750,000	$750	$1,004,250	-	-	-	-	$1,005,000

Cancellation of treasury stock	(36,000,000)	$(36,000)	-	36,000,000	$36,000	-	-	$-

Net loss for the year ended December 31, 2020	-	-	-	-	-	$(3,181,596)	-	$(3,181,596)

Foreign currency translation adjustment	-	-	-	-	-	-	$117,687	$117,687

Balance, December 31, 2020	20,820,000	$20,820	$12,233,589	-	$-	$(9,556,899)	$(1,707)	$2,695,803

The accompanying notes to consolidated financial statements are an integral part of these statements.

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the Year Ended	For the Year Ended	For the Year Ended
	December 31, 2020	December 31, 2019	December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,181,596)	$(2,243,234)	$(2,349,002)
Adjustments to reconcile net loss from operations to
net cash used in operating activities:
Depreciation expense	54,576	25,839	27,311
Stock-based compensation for non-employee	1,005,000	-	-
Loss on equity method investment	46,105	49,413	61,876
Noncash lease expense	337,221	340,132	-
Loss on disposal of property and equipment	-	2,721	-
Foreign currency transaction loss (gain)	35,464	-	(40,965)
Other noncash expense	722	85,302	-
Changes in operating assets and liabilities:
Prepaid rent	-	-	(17,373)
Operating lease liabilities	(266,637)	(231,485)	-
Accounts receivable	(30,360)	59,599	-
Security deposits	47,042	(102,967)	(14,073)
Prepaid expenses and other current assets	206,743	(82,494)	(62,644)
Deferred revenue	(63,966)	(14,819)	82,123
Salary payable	(49,024)	12,550	91,667
Accrued liabilities and other payables	(124,137)	(39,713)	309,762

NET CASH USED IN OPERATING ACTIVITIES	(1,982,847)	(2,139,156)	(1,911,318)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash paid for acquisition of subsidiaries, net of cash acquired	-	(109,494)	-
Purchase of property and equipment	(18,379)	(129,800)	(23,863)
Loan to related party	-	(79,510)	-
Collection of loan to related party	79,520	-	-
Loan to employee	-	(173,951)	-
Collection of loan to employee	173,974	-	-
Cash received from return of investment	306,518	-	-
Purchase of long-term investment	(873,577)	(232,721)	(42,450)

NET CASH USED IN INVESTING ACTIVITIES	(331,944)	(725,476)	(66,313)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term loan	41,250	-	-
Cash contribution from shareholders	-	-	1,661,420
Capital contribution from shareholders	-	-	5,448
Advances from related parties	-	14,496	206,205
Proceeds from issuance of stocks	-	6,851,401	-
Repayments to related parties	(4,000)	(427,681)	(24,179)

NET CASH PROVIDED BY FINANCING ACTIVITIES	37,250	6,438,216	1,848,894

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	60,946	(24,688)	(15,199)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,216,595)	3,548,896	(143,936)

CASH AND CASH EQUIVALENTS - beginning of year	3,642,521	93,625	237,561

CASH AND CASH EQUIVALENTS - end of year	$1,425,926	$3,642,521	$93,625

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$-	$-	$-
Income taxes	$-	$-	$-

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Repurchase of common stock on credit as due to related parties	$-	$-	$36,000
Cancellation of treasury stock	$36,000	$-	$-
Proceeds from issuance of stocks deposited in escrow	$-	$500,000	$-
Expenses paid by related parties on behalf of the Company	$4,000	$179,503	$26,480
Acquisition consideration given up by a related party	$1,000	$-	$-
Loan receivable from return of investment	$92,831	$-	$-
Remeasurement of the lease liabilities and right-of-use assets due to lease modification	$32,227	$-	$-

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

On March 28, 2018, the Company acquired 24.9% of MMBD Trading Limited. (“MMBD Trading”). MMBD Trading was incorporated on March 4, 2016 under the laws of the British Virgin Islands. The remaining 75.1% of MMBD Trading was owned by 32.7% shareholders of the Company. The Company agreed to purchase the remaining 75.1% of outstanding securities of MMBD Trading on April 25, 2019. The acquisition was closed on October 18, 2019. Following and as a result of this acquisition, MMBD has become a wholly-owned subsidiary of the Company. MMBD Trading acquired a wholly owned subsidiary, MM Global Securities, INC. (“MM Global”) on August 16, 2017. MMBD Trading does not conduct any operations or own any material assets or liabilities except for the 100% of the equity interest of MM Global. MM Global was incorporated in the State of Illinois on September 25, 1997 as Feil Daily Investment Co. which was changed to Whitewood Group Inc. in 2011. MM Global’s continuing membership application approved by FINRA as a broker-dealer in August 2017 and changed its name to MM IGlobal, INC. in November 2017 pursuant to the ownership change. MM IGlobal, INC. changed its name to MM Global Securities, INC. in March 2019. MM Global operates as a securities broker/dealer in New York City.

On April 20, 2018, the Company incorporated MM Fund Services Limited (“MM Fund”), a Cayman Islands company, for the purpose of providing administration services to the private equity funds industry. MM Fund is dormant as of December 31, 2020.

On May 28, 2018, the Company incorporated MM Capital Management Limited (“MM Capital”), a Cayman Islands company, for the purpose of providing assets management and investment services to clients. MM Capital is dormant as of December 31, 2020.

On August 8, 2018, the Company incorporated MM Fund SPC (“MM SPC”), a Cayman Islands company, for the purpose of providing asset management services to clients. MM SPC is a wholly-owned subsidiary of MM Capital and is dormant as of December 31, 2020.

On March 15, 2019, the Company incorporated MM Global Capital Limited (“MM Global Capital”), a Hong Kong company, for the purpose of providing assets management and investment services to clients. MM Global Capital is a wholly-owned subsidiary of MMTEC.

On July 9, 2019, the Company acquired 49% of a Newly-Formed Entity called Xchain Fintech PTE.LTD., (“Xchain”), a Singapore company, for the purpose of providing technical support for the construction and development of a new solutions for the existing problems of the traditional financial industry, the difficulty experienced by investors in investing and allocating investment assets globally, and the protection of funds and investments by using advanced technologies, such as artificial intelligence, big data analysis and blockchain. Xchain is dormant as of December 31, 2020.

On March 23, 2020, the Company acquired all outstanding securities of MMBD Investment Advisory Company Limited (“MMBD Advisory”) for a consideration of $1,000, which was subsequently given up by Hinman Au. Prior to this transaction, all outstanding securities of MMBD Advisory were owned by Hinman Au, a director and 1.4% shareholder of the Company. MMBD Advisory was formed in January 2018 in the U.S. and is registered as an investment advisor firm under the laws of the State of New York on May 7, 2018.

Since March 23, 2020, MMBD Advisory was consolidated into the Company. MMTEC and its consolidated subsidiaries are collectively referred to herein as the “Company”, “we” or “us”, unless specific reference is made to an entity.

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

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates during the years ended December 31, 2020, 2019 and 2018 include the allowance for doubtful accounts and valuation of deferred tax assets.

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

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, loan to employee, loan receivable - related party, security deposits – current portion, prepaid expenses and other current assets, deferred revenue, salary payable, operating lease liabilities, current, accrued liabilities and other payables approximate their fair market value based on the short-term maturity of these instruments.

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

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term highly liquid investments purchased with original maturities of three months or less. The Company maintains cash with various financial institutions in China. As of December 31, 2020 and 2019, cash balances in the PRC of $654,104 and $875,987, respectively, are uninsured. The Company has not experienced any losses in bank accounts and believes it is not exposed to any risks on its cash in PRC bank accounts. Cash equivalents are nil and $1,500,000 as of December 31, 2020 and 2019, respectively.

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

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries. Goodwill is not depreciated or amortized but is tested for impairment at the reporting unit level on an annual basis, and between annual tests when an event or circumstances change occurs that indicate the asset might be impaired. On January 1, 2019, the Company early adopted ASU No. 2017-04, “Simplifying the Test for Goodwill Impairment” to simplify the test for goodwill impairment by removing Step 2, which was issued by the FASB in January 2017. The Company, therefore, performs the goodwill impairment test by comparing the fair value of the reporting unit with its carrying amount and recognizing an impairment charge for the amount by which the carrying amount exceeds the fair value, not to exceed the total amount of goodwill allocated to the reporting unit. This adoption did not have a material impact on the consolidated financial statements. The acquired entity as a whole is determined to be one reporting unit for goodwill impairment testing. The Company recognized nil, $127,717, and nil impairment loss on goodwill for the years ended December 31, 2020, 2019 and 2018, respectively, which are recorded as a part of the “other expenses” in the consolidated statement of operations and comprehensive loss.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of Long-lived Assets Other Than Goodwill

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company did not record any impairment charge for the years ended December 31, 2020, 2019 and 2018.

Long-term Investments

The Company’s long-term investments consist of equity investments without readily determinable fair value which were accounted for using measurement alternative as of December 31, 2020. It also had an equity investment accounted for using equity method prior to the return of investment on October 31, 2020.

Equity Investment Using Measurement Alternative

The Company uses the measurement alternative for those investments over which the company does not have significant influence, and without readily determinable fair value and do not qualify for the net asset value practical expedient in accordance with ASU 2016-01, “Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities” which was adopted on January 1, 2019. The adoption did not have a significant impact on the Company’s consolidated financial statements. The Company records these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Under this measurement alternative, changes in the carrying value of the equity investments are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer.

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

Equity Method Investment

The Company uses the equity method of accounting for its investment in, and earning or loss of, company that it does not control but over which it does exert significant influence. The Company initially records its investment at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. The Company subsequently adjusts the carrying amount of the investment to recognize the Company’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. If an equity investment no longer qualifies to be accounted for under the equity method, the investment’s initial basis for which subsequent changes in fair value are measured should be the previous carrying amount of the investment.

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

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Value Added Tax

Gujia is subject to a value added tax (“VAT”) of 3% for performing professional services. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of professional services provided. The Company reports revenue net of PRC’s value added tax for all the periods presented in the consolidated statements of operations and comprehensive loss.

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

The following table disaggregates the Company’s revenue by revenue type:

	For the Year Ended December 31,
	2020	2019	2018
	US$	US$	US$

Market data services	$73,524	$75,044	$26,882
Investor relations management services	21,113	86,788	-
Commissions	643,145	33,680	-
Other revenue	4,343	5,285	-
Total revenues	$742,125	$200,797	$26,882

Deferred revenue represents income collected but not earned as of the reporting date. As of December 31, 2020, deferred revenue was nil. As of December 31, 2019, deferred revenue was $63,246, of which $63,246 was recognized as revenue in the year ended December 31, 2020. As of December 31, 2018, deferred revenue was $79,182, of which $69,899 was recognized as revenue in the year ended December 31, 2019.

Cost of Revenue

Cost of revenue consists primarily of internal labor cost and related benefits, and other overhead costs that are directly attributable to service provided.

Research and Development

Expenditures for research and product development costs are expensed as incurred.

For the years ended December 31, 2020, 2019 and 2018, research and development expenses were $410,840, $737,329, and $828,367, respectively.

Selling and Marketing Costs

All costs related to selling and marketing are expensed as incurred. For the years ended December 31, 2020, 2019 and 2018, selling and marketing costs were $244,163, $389,750, and $171,016 respectively.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Government Subsidy

The Company’s PRC based subsidiary received government subsidies according to related policy from local government. Government subsidies are recognized when received and all the conditions specified in the grant have been met. The Company did not receive government subsidies in 2020 and 2018. For the year ended December 31, 2019, the Company recognized government subsidy of RMB5,000,000 (approximately $725,000) for completing its initial public offering on the NASDAQ Capital Market upon receipt.

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

The Company elected to apply practical expedients permitted under the transition method that allow the Company to use the beginning of the period of adoption as the date of initial application, to not recognize lease assets and lease liabilities for leases with a term of twelve months or less, to not separate non-lease components from lease components, and to not reassess lease classification, treatment of initial direct costs, or whether an existing or expired contract contains a lease. The Company used modified retrospective method and did not adjust the prior comparative periods. Under the new lease standard, the Company determines if an arrangement is or contains a lease at inception. Right-of-use assets and liabilities are recognized at lease commencement date based on the present value of remaining lease payments over the lease terms. The Company considers only payments that are fixed and determinable at the time of lease commencement. See NOTE 16 for discussion of Operating Leases.

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

The Company currently has two operating segments, Gujia and MM Global Capital, and MM Global. See NOTE 18 for details.

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

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of ASC 740 “Income Taxes”. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. For the years ended December 31, 2020, 2019 and 2018, the Company had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements. Tax years that remain subject to examination are the years ended December 31, 2020, 2019 and 2018. The Company recognizes interest and penalties related to significant uncertain income tax positions in other expense. No such interest and penalties incurred for the years ended December 31, 2020, 2019 and 2018.

Foreign Currency Translation

The reporting currency of the Company is the U.S. dollar. The functional currency of the parent company, MMTEC, and MM Future, MM Fund, MM Capital, MM SPC, MMBD Trading, MM Global Capital, MM Global and MMBD Advisory is the U.S. dollar and the functional currency of Gujia is the Chinese Renminbi (“RMB”). For the subsidiary whose functional currency is the RMB, result of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments resulting from the process of translating the local currency financial statements into U.S. dollars are included in determining comprehensive income/loss.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

The consolidated balance sheet amounts, with the exception of equity, as of December 31, 2020 and 2019, were translated at RMB 6.5249 to $1.00 and RMB 6.9762 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to consolidated statements of operations and comprehensive loss and cash flows for the years ended December 31, 2020, 2019 and 2018 were RMB 6.8976, RMB 6.8985, and RMB 6.6174 to $1.00, respectively.

Comprehensive Loss

Comprehensive loss is comprised of net loss and all changes to the statements of shareholders’ equity, except those due to investments by shareholders, changes in paid-in capital and distributions to shareholders. For the Company, comprehensive loss for the years ended December 31, 2020, 2019 and 2018 consisted of net loss and unrealized income/loss from foreign currency translation adjustment.

Reclassification

Certain prior year amounts have been reclassified to conform to the current period presentation. These reclassifications had no impact on net earnings and financial position.

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

In a business combination achieved in stages, the Company remeasures the previously held equity interests in the acquiree when obtaining control at its acquisition date fair value and the remeasurement gain or loss, if any, is recognized on the consolidated statements of operations and comprehensive loss. The Company had business combination in the year ended December 31, 2019. See NOTE 9 for details.

Share-based compensation

Share based compensation arise from share-based awards, including share options for the purchase of the Company’s ordinary shares. In June 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”) to simplify the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees. The Company adopted ASU 2018-07 on January 1, 2019, and accounts for share-based compensation to nonemployees under the fair value method which requires all such compensation to be calculated based on the fair value at the measurement date (generally the grant date), and recognized in the statement of operations over the requisite service period. The Company recognized $1,005,000 share-based compensation to nonemployees for the year ended December 31, 2020. See details in NOTE 14.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Net loss for basic and diluted net loss per share of common stock	$(3,181,596)	$(2,243,234)	$(2,349,002)
Weighted average common stock outstanding – basic and diluted	20,385,574	20,013,288	39,600,000
Net loss per common share - basic and diluted	$(0.16)	$(0.11)	$(0.06)

The Company did not have any common stock equivalents and potentially dilutive common stock outstanding during the years ended December 31, 2020, 2019 and 2018.

Related Parties

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all significant related party transactions in NOTE 12.

Fiscal Year End

The Company has adopted a fiscal year end of December 31st.

Recent Accounting Pronouncements

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”) which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Company adopted ASU 2018-13 on January 1, 2020. The adoption did not have an impact on the Company’s consolidated financial statements.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In June 2016, the FASB issued ASU 2016-13, “Measurement of Credit Losses on Financial Instruments (Topic 326)”, and issued subsequent amendments to the initial guidance, transitional guidance and other interpretive guidance between November 2018 and March 2020 within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03. ASU 2016-13 introduces new guidance for credit losses on instruments within its scope, which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life, instead of when incurred. For smaller reporting companies, the guidance is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. All entities may adopt this ASU through a cumulative effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The Company does not expect the adoption to have a material impact on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes”, which removes specific exceptions to the general principles in Topic 740 and to simplifies accounting for income taxes. The guidance is effective for public business entities for fiscal years beginning after December 15, 2020 and for interim periods within those fiscal years. The Company does not expect the adoption to have a material impact on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, “Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815”, which clarifies the interaction of the accounting for equity investments under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The guidance is effective for public business entities for fiscal years beginning after December 15, 2020 and for interim periods within those fiscal years. The company does not expect the adoption to have a material impact on its consolidated financial statements.

NOTE 4 – LOAN TO EMPLOYEE

Pursuant to the loan agreement dated June 15, 2019, the Company has agreed to loan RMB1,200,000 (approximately $172,000) to Yong Zhang, an employee of the Company. The loan is unsecured, non-interest bearing, and due within one year. The loan has been fully collected during the year ended December 31, 2020.

NOTE 5 – LOAN RECEIVABLE – RELATED PARTY

Pursuant to the loan agreement dated August 10, 2019, the Company has agreed to loan RMB548,500 (approximately $79,000) to Zhengtong Huazhi (Beijing) Technology Co., Ltd (“Zhengtong Huazhi”). Term of the loan is from August 10, 2019 to August 11, 2020, and interest rate is 4.35% per annum. Zhengtong Huazhi is a wholly-owned subsidiary of Xtransfer Tech Limited (“Xtransfer”), a Hong Kong corporation. As of December 31, 2020, the Company had 19% equity interest in Xtransfer. The loan and related interest have been fully collected during the year ended December 31, 2020.

On January 1, 2020, the Company invested RMB 5.7 million (approximately $817,000) to acquire a 35% interest in Xtransfer. As Xtransfer failed to fulfill the restrictive terms prescribed in the investment agreement, pursuant to the supplementary investment agreement dated October 31, 2020, Xtranfer has agreed to return RMB 2.6 million (approximately $399,000) to the Company and reduce the Company’s equity interest in Xtransfer to 19%. As of December 31, 2020, the Company has received RMB 2.0 million (approximately $306,000) from Xtransfer. The remaining RMB 0.6 million (approximately $93,000) was transferred into non-interest bearing loan and was recorded as “loan receivable - related party” on the accompanying consolidated balance sheet as of December 31, 2020.

NOTE 6 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

As of December 31, 2020 and 2019, prepaid expenses and other current assets consisted of the following:

	December 31, 2020	December 31, 2019
Prepaid professional service fees	$25,190	$329,694
Other receivables	28,181	29,147
Deposits	117,346	18,140
Others	17,277	15,030
	$187,994	$392,011

NOTE 7 – PROPERTY AND EQUIPMENT

As of December 31, 2020 and 2019, property and equipment consisted of the following:

	Useful life	December 31, 2020	December 31, 2019
Office equipment and furniture	3 - 5 Years	$142,482	$115,093
Leasehold improvement	The lesser of remaining lease term or 2 - 3 Years	90,246	87,275
Software	1 - 3 Years	12,721	11,898
		245,449	214,266
Less: accumulated depreciation		(142,567)	(82,250)
		$102,882	$132,016

For the years ended December 31, 2020, 2019 and 2018, depreciation expense amounted to $54,576, $25,839 and $27,311, respectively, all of which were included in operating expenses.

NOTE 8 – LONG-TERM INVESTMENTS

The Company’s long-term investments consist of equity investments without readily determinable fair value which were accounted for using measurement alternative as of December 31, 2020. It also had an equity investment accounted for using equity method prior to the return of investment on October 31, 2020.

Equity Investment Using Measurement Alternative

On July 1, 2019, the Company invested RMB 1.0 million (approximately $143,000) to acquire a 4.9% interest in Caishang Education Technology (Beijing) Co., Ltd (“Caishang”). Since the Company does not exercise significant influence over Caishang and Caishang does not have readily determinable fair value as a privately held Company, the investment was accounted for using measurement alternative, in which the Company record the investment at cost, less impairment, and plus or minus subsequent adjustments for observable price changes.

On January 1, 2020, the Company invested RMB 5.7 million (approximately $817,000) to acquire a 35% interest in Xtransfer. As Xtransfer failed to fulfill the restrictive terms prescribed in the investment agreement, on October 31, 2020, Xtranfer has agreed to return RMB 2.6 million (approximately $399,000) to the Company and reduce the Company’s interest to 19%. The investment was accounted for under the equity method prior to the return of investment. And the carrying amount of the investment on October 31, 2020 was RMB 2.8 million (approximately $425,000). Since the Company no longer has significant influence over Xtransfer after the return of investment and Xtransfer does not have readily determinable fair value as a privately held Company, the remaining investment was accounted for using measurement alternative, in which the initial basis of the investment is the carrying amount as of October 31, 2020 and subsequently adjusted for any impairment and observable price changes.

The Company reviews its investments for impairment based on performance and financial position of the investees as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. The Company did not record any impairment loss associated with its investments in Caishang and Xtransfer for the year ended December 31, 2020, and the investments were not adjusted for any observable price changes during the year ended December 31, 2020.

NOTE 8 – LONG-TERM INVESTMENTS (continued)

Equity Method Investment

On March 28, 2018, the Company acquired a 24.9% interest in MMBD Trading by cash payment of $12,450. The remaining 75.1% of MMBD Trading was owned by 32.7% shareholders of the Company. The Company agreed to purchase from the shareholders the remaining 75.1% of outstanding securities of MMBD Trading on April 25, 2019, and the acquisition was closed on October 18, 2019 (See NOTE 9). The investment was accounted for under the equity method prior to the acquisition. Equity method investment is recorded at original cost and adjusted periodically to recognize: (i) the Company’s proportionate share of investee’ net income or losses after the date of the investment; (ii) additional contributions made or distributions received; and (iii) impairment losses relating to the investment. During the period from January 1, 2019 through October 18, 2019, the Company has paid in cash of $87,762 in equity method investment, and recognized a loss on equity method investment in an amount of $49,413. On October 18, 2019, the Company remeasured the investment at its share of MMBD Trading’s fair value and recognized a remeasurement gain of $42,415, which is recorded as part of the “other expenses” in the Company’s consolidated statement of operations and comprehensive loss. As of December 31, 2019, the equity method investment in MMBD Trading was nil.

As mentioned above, the investment in Xtransfer was accounted for under the equity method from January 1, 2020 through October 31, 2020. Equity method investment is recorded at original cost and adjusted periodically to recognize: (i) the Company’s proportionate share of investee’ net income or losses after the date of the investment; (ii) additional contributions made or distributions received; and (iii) impairment losses relating to the investment. During the period from January 1, 2020 through October 31, 2020, the Company has recognized a loss on equity method investment in an amount of RMB 318,000 (approximately $46,000), which is recorded as “loss on equity method investment” in the Company’s consolidated statement of operations and comprehensive loss. As of October 31, 2020, the carrying amount of the investment was RMB 2.8 million (approximately $425,000). The remaining investment was accounted for using measurement alternative, and the investment under equity method as of December 31, 2020 was nil.

NOTE 9 – BUSINESS COMBINATION

Pursuant to the Securities Purchase Agreement dated April 25, 2019, the Company agreed to purchase from Xiangdong Wen and Zhen Fan the remaining 75.1% of outstanding securities of MMBD Trading Ltd. Prior to the consummation of this acquisition, (i) the Company held 24.9% of outstanding securities of MMBD Trading, and (ii) each Xiangdong Wen (the Chairman of the board and chief executive officer of the Company, a 14.9% shareholder of the Company) and Zhen Fan (the Company’s former chief executive officer, a 13% shareholder of the Company) beneficially owned 37.55% of outstanding securities of MMBD. The Company has agreed to pay the aggregate purchase price of $185,000 for such securities to be equally divided between the two shareholders of MMBD Trading, also see NOTE 12. The acquisition closed on October 18, 2019. Following and as a result of this acquisition, MMBD has become a wholly-owned subsidiary of the Company.

The Company remeasured the previously held equity interests in MMBD Trading at its acquisition date and determined the fair value to be $61,338, and recognized a remeasurement gain of $42,415, which is recorded as part of the “other expense” in the Company’s consolidated statement of operations and comprehensive loss for the year ended December 31, 2019. The financial results of MMBD Trading have been included in the Company’s consolidated financial statements from October 18, 2019.

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

NOTE 9 – BUSINESS COMBINATION (continued)

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable assets acquired and liabilities assumed from the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries. The Company recognized $127,717 impairment loss on goodwill during the year ended December 31, 2019, which is recorded as part of the “other expense” in the Company’s consolidated statement of operations and comprehensive loss.

The Company did not have business combination during the year ended December 31, 2020.

NOTE 10 – ACCRUED LIABILITIES AND OTHER PAYABLES

As of December 31, 2020 and 2019, accrued liabilities and other payables consisted of the following:

	December 31, 2020	December 31, 2019
Accrued professional service fees	$94,041	$219,574
Others	758	2,578
	$94,799	$222,152

NOTE 11 – LOAN PAYABLE

On April 22, 2020, the company entered into a loan of $41,250 pursuant to the Paycheck Protection Program of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) as administered by the U.S. Small Business Administration (the "SBA"). The loan proceeds will be used to cover payroll costs, rent, interest, and utilities. The loan may be partially or fully forgiven if the Company keeps its employee counts and employee wages stable. The interest rate is 1.0% and has a maturity date of 2 years.

NOTE 12 – RELATED PARTY TRANSACTIONS

Loan Receivable – Related Party

As of December 31, 2020 and 2019, the Company had loan receivable from a related party of $92,831 and $78,624, respectively. See details in NOTE 5.

Due to Related Parties

As of December 31, 2020 and 2019, due to related parties consisted of the following:

	December 31, 2020	December 31, 2019
Advances from Xiangdong Wen (1)	$2,339	$4,320
Advances from (to) Zhen Fan (2)	(906)	1,710
	$1,433	$6,030

(1)	Xiangdong Wen is the chief executive officer, chairman of the board and 14.9% shareholder of the Company.

(2)	Zhen Fan is the former chief executive officer and 13% shareholder of the Company.

From time to time, Xiangdong Wen, Zhen Fan and Hinman Au, a director and 1.7% shareholder of the Company, provided advances to the Company or made payment on behalf of the Company to supplement its working capital needs. Those advances are short-term in nature, non-interest bearing, unsecured and payable on demand. The expenses paid on behalf of the Company were $4,000, $179,503, and $26,480 for the years ended December 31, 2020, 2019 and 2018, respectively.

NOTE 12 – RELATED PARTY TRANSACTIONS (continued)

Acquisition of MMBD Trading

During the year ended December 31, 2019, the Company acquire 75.1% of equity interests in MMBD Trading from Xiangdong Wen and Zhen Fan by cash payment of $185,000. See NOTE 9 for details.

Shareholders’ Contribution

During the years ended December 31, 2020, 2019 and 2018, the Company’s shareholders contributed nil, nil and $5,448, respectively, to the Company for working capital needs. See NOTE 14 for details.

NOTE 13 – INCOME TAXES

British Virgin Islands (“BVI”)

Under the current laws of BVI, MMTEC and MMBD Trading is not subject to tax on income or capital gain. In addition, payments of dividends by the Company to their shareholders are not subject to withholding tax in the BVI.

Hong Kong

Subsidiaries in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. The first HK$2 million of profits arising in or derived from Hong Kong are taxed at 8.25% and any assessable profits over HK$2 million are taxed at 16.5%. The Company’s subsidiaries, MM Future and MM Global Capital are incorporated in Hong Kong and had a loss for the years ended December 31, 2020, 2019 and 2018. Therefore, there was no provision for income taxes in the years ended December 31, 2020, 2019 and 2018.

Cayman Islands

There is no income tax for companies domiciled in the Cayman Islands. Accordingly, MM Fund, MM Capital and MM SPC do not present any income tax provisions related to Cayman Islands tax jurisdiction, where these three companies are domiciled.

United States

MM Global was incorporated in the State of Illinois and operates as a securities broker/dealer in New York City. MMBD Advisory is formed as an investment advisor firm under the laws of the State of New York. MM Global and MMBD Advisory are subject to Federal, State, and Local income taxes on its net income. MM Global had a net income of $47,451 for the year ended December 31, 2020, which was offset by the carried-forward tax losses, and had a net loss for the year ended December 31, 2019. MMBD Advisory had a loss for the year ended December 31, 2020. As a result, no provision for income tax has been made in the years ended December 31, 2020 and 2019. MM Global and MMBD Advisory have determined that there are no material uncertain tax positions that require recognition or disclosure in its financial statements.

MM Global and MMBD Advisory’s income tax returns are subject to examination by the appropriate tax jurisdictions. As of December 31, 2020, MM Global and MMBD Advisory’s federal and state tax returns generally remain open for the last three years.

PRC

Gujia was incorporated in the PRC and are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. On March 16, 2007, the National People’s Congress enacted a new enterprise income tax law, which took effect on January 1, 2008. The law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. In the years ended December 31, 2020, 2019 and 2018, Gujia were recognized as small low-profit enterprises and received a preferential income tax rate of 5%. In the years ended December 31, 2020, 2019 and 2018, Gujia and did not generate any taxable income. Therefore, there was no provision for income taxes in the years ended December 31, 2020, 2019 and 2018.

NOTE 13 – INCOME TAXES (continued)

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	For the Year Ended	For the Year Ended	For the Year Ended
	December 31, 2020	December 31, 2019	December 31, 2018
Hong Kong statutory income tax rate	16.5%	16.5%	16.5%
Valuation allowance recognized with respect to the loss in the Hong Kong companies	(16.5)%	(16.5)%	(16.5)%
PRC statutory income tax rate	25.0%	25.0%	25.0%
Effect of income tax exemptions and reliefs	(20.0)%	(20.0)%	(20.0)%
Valuation allowance recognized with respect to the loss in the PRC companies	(5.0)%	(5.0)%	(5.0)%
US corporate tax rate	21.0%	21.0%	21.0%
Valuation allowance recognized with respect to the loss in the US companies	(21.0)%	(21.0)%	(21.0)%
Total	0.0%	0.0%	0.0%

As of December 31, 2020, 2019 and 2018, the components of the Company’s deferred income tax assets were set forth below:

	December 31, 2020	December 31, 2019	December 31, 2018
Deferred Tax Assets:
Net operating losses carry forward	$7,811,321	$6,034,026	$3,686,219
Gross deferred tax assets	645,345	526,519	389,316
Less: valuation allowance	(645,345)	(526,519)	(389,316)
Net deferred tax assets	$-	$-	$-

As of December 31, 2020, the Company has a net operating loss (“NOL”) carry forward for tax purposes of $7,811,321 available to offset future taxable income. Most of the NOLs from its subsidiaries as of December 31, 2020 will expire in years 2021 to 2025 if not utilized. The NOL from the MM Global and MMBD Advisory as of December 31, 2020 will expire in years 2036 to 2040 if not utilized.

The Company provided a valuation allowance equal to the deferred income tax asset for the years ended December 31, 2020, 2019 and 2018. The management believes that the Company’s cumulative losses arising from recurring business of subsidiaries constituted significant strong evidence that most of the deferred tax assets would not be realizable and this evidence outweighed the expectations that the Company would generate future taxable income. As such, deferred tax assets arise from net operating losses are fully allowed for the years ended December 31, 2020, 2019 and 2018. The increase in the allowance was $118,826, $137,203, and $210,998 for the years ended December 31, 2020, 2019 and 2018, respectively.

Accounting for Uncertainty in Income Taxes

The tax authority of the PRC government conducts periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises complete their relevant tax filings. Therefore, the Company’s PRC entities’ tax filings results are subject to change. It is therefore uncertain as to whether the PRC tax authority may take different views about the Company’s PRC entities’ tax filings, which may lead to additional tax liabilities. Tax years that remain subject to examination are the years ended December 31, 2020, 2019 and 2018.

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the Company’s tax positions and concluded that no provision for uncertainty in income taxes was necessary as of December 31, 2020, 2019 and 2018.

NOTE 14 – SHAREHOLDERS’ EQUITY

Common Stock

The Company is authorized to issue 500,000,000 shares of common stock with a par value of $0.001 per share.

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

Pursuant to the service agreement dated July 21, 2020, the company issued 750,000 common shares to Tony Wayne Network Technology Co., Limited as compensation of a Hong Kong and China based consulting program. The stock-based compensation of $1,005,000 was recognized as part of the “professional fees” in the Company’s consolidated statement of operations and comprehensive loss.

Treasury Stock

The Company records treasury stock using the cost method. On August 7, 2018, the Company repurchased 36,000,000 shares of its common stock from 14 shareholders through a privately negotiated transaction at an aggregate price of $36,000. The treasury stock purchase amount was paid to the shareholders in full in January 2019. The company cancelled the 36,000,000 shares of treasury stock on August 20, 2020.

Share-based compensation

The Company has Stock Option Plan with 2,000,000 shares authorized for issuance under the Plan. Pursuant to the service agreement dated July 21, 2020, the company issued 750,000 shares to Tony Wayne Network Technology Co., Limited (“Tony Wayne”) on July 30, 2020 as compensation of a Hong Kong and China based consulting program. The fair value of the shares on the grant date was $1,005,000. The Company recognized the $1,005,000 in full as stock- based compensation to nonemployee during the year ended December 31, 2020. As of the date of this report, there were 1,250,000 shares available for issuance under the Plan.

Shareholders’ Contribution

During the year ended December 31, 2018, Zhen Fan, the former chief executive officer and 13% shareholder of the Company, and Hinman Au, a director, member of board and 1.7% shareholder of the Company, made contributions with the amount of $3,834 and $1,614, respectively, to the Company for working capital needs and the Company recorded an increase in additional paid-in capital.

During the years ended December 31, 2020 and 2019, there was no Company’s shareholders contribution to the Company for working capital needs.

NOTE 15 - STATUTORY RESERVE

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

Gujia had sustained losses since establishment. As of December 31, 2020, 2019 and 2018, no appropriation to statutory reserves was required as it incurred recurring net losses.

NOTE 16 – COMMITMENTS AND CONTINCENGIES

Operating Leases

The Company entered into various operating lease agreements for office space. As a result of the adoption of ASC 842, the Company recognized RMB2,057,797 (approximately $295,000) of right-of-use assets and corresponding short-term leasing liabilities recorded in “Lease liabilities, current” and long-term leasing liabilities recorded in “Lease Liabilities, non-current” in total of RMB 1,356,772 (approximately $194,000) on the consolidated balance sheets as of January 1, 2019. The adoption had no material impact on the company’s consolidated statements of operations and comprehensive loss for the year ended December 31, 2019 or the opening balances of retained earnings as of January 1, 2019.

The company leases office space under non-cancelable operating lease agreements, which expire at various dates through 2022. As of December 31, 2020, the Company’s operating leases had a weighted average remaining lease term of 1.88 years and a weighted average discount rate of 4.85%. Future lease payments under operating leases as of December 31, 2020 were as follows:

December 31, 2020
2021	$445,527
2022	$322,014
Total future lease payments	$767,541
Less imputed interest	$(21,999)
Total lease liabilities	$745,542
Less: current portion	$430,352
Operating lease liability, non-current	$315,190

Lease expense is recognized on a straight-line basis over the lease term. For the year ended December 31, 2020, the Company had operating lease costs of $387,459 and short-term lease costs of $16,123. For the year ended December 31, 2019, the Company had operating lease costs of $354,825 and short-term lease costs of $4,140. Cash paid for amounts included in the measurement of operating lease liabilities were $313,120 and $246,178 during the year ended December 31, 2020 and 2019, respectively. Total rent expense for the year ended December 31, 2018 was $272,926.

NOTE 17 - CONCENTRATIONS

Customer

The following table sets forth information as to each customer that accounted for 10% or more of the Company’s revenue for the years ended December 31, 2020, 2019 and 2018. There is no customer that accounted for 10% or more of the Company’s revenue for the years ended December 31, 2020.

Customer	Year Ended December 31, 2020		Year Ended December 31, 2019	Year Ended December 31, 2018
A		*%	28.0%		*%
B		*%	15.2%		*%
C		*%	33.6%	100%

*	Less than 10%

NOTE 18 – SEGMENT INFORMATION

The Company currently has two operating segments, (i) Gujia and MM Global Capital provide market data services and investor relations management services to customers in China, and (ii) MM Global operates as an introducing broker that clears all transactions through a clearing broker dealer and earns commission income and other related income from customers in the U.S. Corporate .Unallocated amounts that do not relate to an operating segment have been allocated to “Unallocated.”

The following tables present summary information by segment:

	Gujia and MM Global Capital	MM Global	Unallocated	Total
Year Ended December 31, 2020
REVENUE	$94,637	$647,488	$-	$742,125

GROSS PROFIT	$87,232	$647,488	$-	$734,720

NET INCOME (LOSS)	$(1,561,755)	$46,280	$(1,666,121)	$(3,181,596)

DEPRECIATION AND AMORTIZATION	$54,576	$-	$-	$54,576
CAPITAL EXPENDITURE	$18,379	$-	$-	$18,379

Year Ended December 31, 2019
REVENUE	$161,832	$38,965	$-	$200,797

GROSS PROFIT	$70,942	$38,965	$-	$109,907

NET LOSS	$(1,253,717)	$(36,418)	$(953,099)	$(2,243,234)

DEPRECIATION AND AMORTIZATION	$25,839	$-	$-	$25,839
CAPITAL EXPENDITURE	$129,800	$-	$-	$129,800

Year Ended December 31, 2018
REVENUE	$26,882	$-	$-	$26,882

GROSS PROFIT	$10,574	$-	$-	$10,574

NET LOSS	$(1,584,950)	$-	$(764,052)	$(2,349,002)

DEPRECIATION AND AMORTIZATION	$27,311	$-	$-	$27,311
CAPITAL EXPENDITURE	$23,863	$-	$-	$23,863

As of December 31, 2020
TOTAL ASSETS	$2,535,818	$295,064	$879,390	$3,710,272
As of December 31, 2019
TOTAL ASSETS	$3,653,582	$153,581	$2,401,382	$6,208,545

NOTE 19 – SUBSEQUENT EVENTS

The following subsequent events were evaluated on April 23, 2021, the date the financial statements were issued.

Except as set forth below, there were no events that occurred subsequent to December 31, 2020 that require adjustment to or disclosure in the consolidated financial statements.

On February 22, 2021 we entered into a Securities Purchase Agreement with certain institutional investors in connection with a registered direct offering of 4,300,000 of the Company’s common shares, at a purchase price of $3.70 per share. The Company sold the common shares for aggregate gross proceeds of $15,910,000. The net proceeds from the transactions were $14,637,200, after deducting certain fees due to the placement agent and the Company’s transaction expenses, and will be used for working capital and general corporate purposes.