Form 20-F
period 2021-12-31
MMTec, Inc.
filed 2022-04-22
CIK 1742518

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from ____________to ____________

Commission file number 001-38766

MMTEC, INC.

(Exact name of Registrant as specified in its charter)

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

People’s Republic of China

Tel: +86 10 5617 2312

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, par value $0.001	MTC	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

On April 22, 2022, the issuer had 31,370,000 shares issued and outstanding.

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

Yes ☒             No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒             No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act..

☐ Large Accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

Except where the context otherwise requires and for purposes of this Annual Report only:

Depending on the context, the terms “we,” “us,” “our company,” and “our” refer to MMTEC, INC., a BVI company, and its consolidated subsidiaries:

●	MM Future Technology Ltd. (“MM Future”), a Hong Kong incorporated limited company.

●	MM Fund Services Limited (“MM Fund”), a Cayman Islands incorporated limited company.

●	MM Capital Management Limited (“MM Capital”), a Cayman Islands incorporated limited company.

●	MM Fund SPC (“MM SPC”), a Cayman Islands incorporated segregated portfolio company.

●	Gujia (Beijing) Technology Co., Ltd (“Gujia”), a PRC incorporated limited company.

●	Meimei Zhengtong (Beijing) Technology Co., Ltd., a PRC incorporated entity (dissolved effective as of June 8, 2018).

●	MMBD Trading Limited (“MMBD Trading”), a British Virgin Islands incorporated limited company.

●	MM Global Securities, INC. (“MM Global”), a State of Illinois incorporated limited company.

●	HC Securities (HK) Limited (“HC Securities”), formerly known as MM Global Capital Limited, a Hong Kong incorporated limited company.

●	MMBD Investment Advisory Company Limited (“MMBD Advisory”), a State of New York incorporated limited company.

●	Fundex SPC (“Fundex SPC”), a Cayman Islands incorporated segregated portfolio company.

●	“common shares” refer to our common shares, $0.001 par value per share,

●	“China” and “PRC” refer to the People’s Republic of China, excluding, for the purposes of this report only, Macau, Taiwan and Hong Kong, and

●	all references to “RMB,” “yuan” and “Renminbi” are to the legal currency of China, and all references to “USD,” “$”, and “U.S. dollars” are to the legal currency of the United States.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk factors

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

We have incurred substantial losses in several recent periods as we have sought to expand our operations. We recorded net losses of $7,050,755, $3,181,596 and $2,243,234 for the years ended December 31, 2021, 2020 and 2019, respectively. We may incur losses in future periods. If our future revenues do not increase sufficiently, or even if our future revenues increase but we are unable to manage our expenses, we may not achieve and maintain profitability in the future periods.

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

The Holding Foreign Companies Accountable Act requires the Public Company Accounting Oversight Board (PCAOB) to be permitted to inspect the issuer’s public accounting firm within three years. This three-year period will be shortened to two years if the Accelerating Holding Foreign Companies Accountable Act is enacted. There are uncertainties under the PRC Securities Law relating to the procedures and requisite timing for the U.S. securities regulatory agencies to conduct investigations and collect evidence within the territory of the PRC. If the U.S. securities regulatory agencies are unable to conduct such investigations, they may suspend or de-register our registration with the SEC and delist our securities from applicable trading market within the US.

The Holding Foreign Companies Accountable Act was signed into law on December 18, 2020, and requires Auditors of publicly traded companies to submit to regular inspections every three years to assess such auditors’ compliance with applicable professional standards. On June 22, 2021, the U.S. Senate passed the Accelerating Holdings Foreign Companies Accountable Act which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two, thus reducing the time before our securities may be prohibited from trading or delisted. As a result, the time period before our securities may be prohibited from trading or delisted will be reduced. If the U.S. securities regulatory agencies are unable to conduct such investigations, there exists a risk that they may determine to suspend or de-register our registration with the SEC and may also delist our securities from applicable trading market within the US. On December 2, 2021, the SEC adopted final amendments implementing congressionally mandated submission and disclosure requirements of the Holding Foreign Companies Accountable Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

According to Article 177 of the Securities Law of the PRC (“Article 177”), overseas securities regulatory authorities are prohibited from engaging in activities pertaining to investigations or evidence collection directly conducted within the territories of the PRC, and Chinese entities or individuals are further prohibited from providing documents and information in connection with securities business activities to any organizations and/or persons abroad without the prior consent of the securities regulatory authority of the State Council and the competent departments of the State Council. As of the date of this document, we are not aware of any implementing rules or regulations which have been published regarding application of Article 177.

We believe Article 177 is only applicable where the activities of overseas authorities constitute a direct investigation or evidence collection by such authorities within the territory of the PRC. In the event that the U.S. securities regulatory agencies carry out an investigation on us such as an enforcement action by the Department of Justice, the SEC or other authorities, such agencies’ activities will constitute conducting an investigation or collecting evidence directly within the territory of the PRC and accordingly fall within the scope of Article 177. In that case, the U.S. securities regulatory agencies may have to consider establishing cross-border cooperation with the securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or establishing a regulatory cooperation mechanism with the securities regulatory authority of the PRC. However, there is no assurance that the U.S. securities regulatory agencies will succeed in establishing such cross-border cooperation in this particular case and/or establish such cooperation in a timely manner.

Furthermore, it remains unclear as to how Article 177 will be interpreted, implemented or applied by the Chinese Securities Regulatory Commission or other relevant government authorities. As such, there are uncertainties as to the procedures and requisite timing for the U.S. securities regulatory agencies to conduct investigations and collect evidence within the territory of the PRC. The Holding Foreign Companies Accountable Act requires the Public Company Accounting Oversight Board (PCAOB) be permitted to inspect the issuer’s public accounting firm within three years. This three-year period will be shortened to two years if the Accelerating Holding Foreign Companies Accountable Act is enacted. If the U.S. securities regulatory agencies are unable to conduct such investigations, there exists a risk that they may determine to suspend or de-register our registration with the SEC and may also delist our securities from applicable trading market within the US.

Our financial statements contained in the annual report on Form 20-F for the year ended December 31, 2021 have been audited by MaloneBailey, LLP, an independent registered public accounting firm that is headquartered in the United States with offices in Beijing and Shenzhen. MaloneBailey, LLP is a firm registered with the PCAOB, and is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. MaloneBailey, LLP has been subject to PCAOB inspections, and is not among the PCAOB-registered public accounting firms headquartered in the PRC or Hong Kong that are subject to PCAOB’s determination on December 16, 2021 of having been unable to inspect or investigate completely.

However, our audit work was carried out by MaloneBailey, LLP with the collaboration of its China-based offices. According to Article 177 of the PRC Securities Law (last amended in March 2020), no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities in China. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. Therefore, the audit working papers of our financial statements may not be fully inspected by the PCAOB without the approval of the PRC authorities. Our common stock could still be delisted and prohibited from being traded over-the-counter under the HFCA Act determines in the future that it is unable to fully inspect or investigate our auditor which has a presence in China.

Furthermore, due to the recent developments in connection with the implementation of the Holding Foreign Companies Accountable Act, we cannot assure you whether the SEC or other regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. The requirement in the HFCA Act that the PCAOB be permitted to inspect the issuer’s public accounting firm within two or three years, may result in the delisting of our securities from applicable trading markets in the U.S., in the future if the PCAOB is unable to inspect our accounting firm at such future time.

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

We cannot provide any assurances that all such registration will be completed in a timely manner. Failure by such shareholder or beneficial owners of our company to comply with Circular 37 could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiary’s ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

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

Risks Related to Ownership of our Common Shares

We are not in compliance with Nasdaq Listing Rule 5550(a)(2), the bid price rule. If we are unable to cure the failure within the prescribed time period, our common stock will be subject to delisting. A delisting would materially reduce the liquidity of our common stock and have an adverse effect on our market price.

On January 26, 2022, the Nasdaq Listing Qualifications Department notified us that that minimum closing bid price per share for our common stock was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days, or until July 25, 2022 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Company’s common stock is at least $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed. In the event the Company does not regain compliance by July 25, 2022, the Company may be eligible for an additional 180 calendar day period to regain compliance. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary. If the Company chooses to implement a reverse stock split, it must complete the split no later than ten business days prior to the expiration of the second compliance period.

A delisting would materially reduce the liquidity of our common stock and have an adverse effect on our market price. A delisting would also likely make it more difficult for us to obtain financing through the sale of our equity. Any such sale of equity would likely be more dilutive to our current stockholders than would be the case if our shares were listed.

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

Our officers, directors and 5% or greater shareholders, in the aggregate, beneficially own approximately 42.0% of our outstanding common shares. Specifically, our chief executive officer and Chairman, in the aggregate, beneficially own 10.4%, which, in turn, will allow such shareholders to exert substantial influence over matters such as electing directors and approving mergers or other business combination transactions. As a result, our officers, directors and 5% or greater shareholders possess substantial ability to impact our management and affairs and the outcome of matters submitted to shareholders for approval.  This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their common shares as part of a sale of our company and might reduce the price of our common shares. These actions may be taken even if they are opposed by our other shareholders. See “Major Shareholders.”

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

MMTEC, INC. (“MMTEC”) was founded on January 4, 2018 under the laws of the British Virgin Islands (the “BVI”). Our main operations are conducted through and by the People’s Republic of China (“PRC”) based operating entity, Gujia (Beijing) Technology Co., Ltd. (“Gujia”), based in Beijing, China. On April 20, 2018, we incorporated MM Fund Services Limited (“MM Fund”) for the purpose of providing administration services to the private equity funds industry. On May 28, 2018 and August 8, 2018, we incorporated MM Capital Management Limited (“MM Capital”) and MM Fund SPC (“MM SPC”), respectively, for the purpose of providing assets management and investment services to clients. On March 19, 2018, MMTEC acquired a wholly owned subsidiary, MM Future Technology Limited (“MM Future”). MM Future was incorporated in Hong Kong on October 31, 2017 for the purpose of being a holding company for the equity interest in Gujia. In addition, our company acquired 24.9% of the outstanding securities of MMBD Trading Limited (“MMBD Trading”) on March 28, 2018 and acquired the remaining 75.1% on April 25, 2019. The acquisition was closed on October 18, 2019. MMBD Trading acquired a wholly owned subsidiary, MM Global Securities, INC. (“MM Global”) on August 16, 2017. MM Global located in New York, NY. MM Global changed its corporate name from “MM IGlobal, INC” to “MM Global Securities, Inc.” effective as of February 25, 2019. On March 15, 2019, the Company incorporated HC Securities (HK) limited (“HC Securities”), a Hong Kong company, for the purpose of providing assets management and investment services to clients. HC Securities is a wholly-owned subsidiary of MMTEC. HC Securities changed its corporate name from “MM Global Capital Limited” to “HC Securities (HK) limited”, effective on December 22, 2021. HC Securities applied license to SFC and was approved on December 21, 2021. HC Securities is licensed on dealing in securities, advising on securities and asset management. On July 9, 2019, we acquired 49% of a Newly-Formed Entity called Xchain Fintech PTE.LTD., (“Xchain”), a Singapore company, for the purpose of providing technical support for the construction and development of a new solutions for the existing problems of the traditional financial industry, the difficulty experienced by investors in investing and allocating investment assets globally, and the protection of funds and investments by using advanced technologies, such as artificial intelligence, big data analysis and blockchain. On March 23, 2020, we acquired all outstanding securities of MMBD Investment Advisory Company Limited (“MMBD Advisory”), MMBD Advisory was formed in January 2018 in the U.S. and is registered as an investment advisor firm under the laws of the State of New York on May 7, 2018. The firm intends to offer non-discretionary investment advisory services to individuals and advisory services to private fund managers. We have developed and deployed a series of platforms which comprise a business chain that enables PRC-based hedge funds, mutual funds, registered investment advisors, proprietary trading groups, and brokerage firms to engage in securities market transactions and settlements globally. Fundex SPC was incorporated on September 13, 2021, as a wholly-owned subsidiary of MM Capital Management Limited, for the purpose of providing asset management services to clients.

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

Registered Direct Offering and Private Placement

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

On December 20, 2021 we entered into a Securities Purchase Agreement with a single investor pursuant to which the investor will make a $2,000,000 investment in the Company in a Regulation S private placement. Under the terms of the Purchase Agreement, the investor will purchase 5,000,000 common shares of the Company at a purchase price of $0.40 per share. The gross proceeds of the transaction were $2,000,000 before deducting fees and other expenses. The Company currently intends to use the net proceeds from the transaction for growth capital and general working capital purposes.

The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC and can be accessed at www.sec.gov. We maintain a corporate website at www.haisc.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this Annual Report on Form 20-F.

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

In 2021, our company applied for a license for dealing in securities, advising on securities and asset management in Hong Kong and continued to increase our sales force in the fund management services business, market data services business and broker-dealer business. In turn, our company reduce retail business gradually because of the Chinese government’s requirements for cross-border data security supervision.

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

One-stop private fund investment management fund solution – for small and medium-sized private funds with a management scale of more than $1 million and less than $100 million, we provide the following one-stop establishment and investment trading solutions to assist with:

●	establishing private equity funds, registration, administration and management of such funds.

●	building PTN investment management system, deployment of investment transaction, fund management, risk control, ERP and other modules.

●	opening trading accounts, handling valuation, liquidation and investment redemptions.

●	marketing.

Corporate History and Background

●	MMTEC, INC. –We formed MMTEC, INC., our BVI holding company on January 4, 2018.

●	MM Future Technology Limited – Our wholly-owned Hong Kong subsidiary, was incorporated on October 31, 2017.

●	Gujia (Beijing) Technology Co., Ltd – Our operating company in China and a wholly-owned subsidiary of MM Future Technology Limited.

●	Meimei Zhengtong (Beijing) Technology Co., Ltd., – A PRC incorporated entity (dissolved effective as of June 8, 2018).

●	MM Fund Services Limited – Our wholly-owned Cayman Islands subsidiary, which was incorporated on April 20, 2018 and dormant as of December 31, 2020.

●	MM Capital Management Limited – Our wholly-owned Cayman Islands subsidiary, was incorporated on May 28, 2018 and dormant as of December 31, 2020.

●	HC Securities (HK) Limited – Formerly known as MM Global Capital Limited, a wholly-owned Hong Kong subsidiary, was incorporated on March 15, 2019.

●	MM Fund SPC – MM Fund SPC was incorporated on August 8, 2018, as a wholly-owned subsidiary of MM Capital Management Limited.

●	MMBD Trading Limited – Our wholly-owned subsidiary of MMTEC, acquired in October 2019.

●	MM Global Securities, INC. – Our operating company in New York and a wholly-owned subsidiary of MMBD Trading Limited.

●	MMBD Investment Advisory Company Limited – Our wholly-owned subsidiary of MMTEC, acquired in March 2020.

●	Fundex SPC – Fundex SPC was incorporated on September 13, 2021, as a wholly-owned subsidiary of MM Capital Management Limited.

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

Growth of Chinese private fund markets

There are several notable aspects of development of Chinese private fund industry in recent years:

●	Rapid rate of growth. According to Asset Management Association of China, by the end of December 2021, the number of registered private fund managers has reached 24,610, with a total dollar amount of RMB 19.76 trillion. The number of registered private funds has reached 124,117.

●	Substantial number of QDII funds under management and amount of QDII quota. As of the end of 2021, the number of funds has reached 174, with a total cumulative amount of $157.519 billion. Among them, fund companies in the securities category rank first among various institutions with a quota of US$84.58 billion, accounting for 54%.

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

Employees

Our principal offices are located in Beijing, China; we also have a research and development center in Shanghai, China, and we also operate a broker-dealer in New York City. As of April 22, 2022, we employed 59 people on a full-time basis, comprised of 8 employees in management, 28 employees in sales and marketing, 15 employees in research and development, and 8 employees in administration.

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

Properties

Our headquarters is located at AF, 16/F, Block B, Jiacheng Plaza, 18 Xiaguangli, Chaoyang District, Beijing. Our research and development center is located in Shanghai. All of the facilities are leased. We believe our facilities are adequate for our current needs and we do not believe we will encounter any difficulty in extending the terms of the leases by which we occupy our respective premises. A summary description of our facilities locations follows:

Office	Address	Rental Term	Space
Headquarters	AF, 16/F, Block B, Jiacheng Plaza, 18 Xiaguangli, Chaoyang District, Beijing 100027	October 10, 2019 – November 30, 2022	6920.66. sq. ft.

New York Center	110 Wall Street, Unit 5070, New York, NY 10005	August 1, 2021 – July 31, 2022	Approximately 200 sq. ft.

Beijing Marketing Center	Room 1903, Block A, Yuanyangxinganxian Building, Xiaguangli, Chaoyang District, Beijing 100027	September 9, 2021 – September 8, 2022	1674.33 sq. Ft.

Shenzhen Marketing Center	Room 701, Building 2, Qianhai Danhua Garden, Shekou, Nanshan District, Shenzhen, Guangdong	December 1, 2021 – November 30, 2022	2 sq. Ft.

Hong Kong Center	Room 2302, 23/F, FWD Financial Center, 308 DES Voeux Road Central, Hong Kong	October 25, 2021 – October 24, 2024	969 sq. Ft.

Chengdu Center	14/F, East tower, Lingdi Center, 3 Xiyu Street, Qingyang District, Chengdu, Sichuan	April 6, 2022 – September 30, 2022	2 sq. Ft.

Shanghai Center	3/A, Jiali Building, 1155 Fandian Street, Pudong District, Shanghai	March 8, 2022 – April 30, 2022	2 sq. Ft.

Legal Proceedings

In the normal course of business, MM Global is engaged in various trading and brokerage activities on a principal and agency basis through a clearing broker. As a regulated FINRA broker-dealer MM Global is subject to regulatory trading inquiries and investigations to determine whether any violations of federal securities or FINRA rules may have occurred. As such, MM Global has responded to FINRA inquires and continues to be subject to an open matter. The open matter could result in censures fines or other sanctions. The potential loss on contingent liability is probable but the amount of the loss cannot be reasonably estimated by the Company. Consequently, no accruals have been recorded with respect to the FINRA inquiries as of December 31, 2021.

Other than MM Global, we are currently not involved in any legal proceedings; nor are we aware of any claims that could have a material adverse effect on our business, financial condition, results of operations or cash flows.

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

C.	Organizational Structure

The following chart illustrates MMTec’s organizational structure as of April 22, 2022:

D.	Property, Plant and Equipment

For a listing of our properties, see “Item 4.B. Business Overview - Properties.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations for the years ended December 31, 2021, 2020 and 2019 should be read in conjunction with our consolidated financial statements and related notes to those consolidated financial statements that are included elsewhere in this report. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this report.

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

A.	Operating Results

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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Comparison of Results of Operations for the Years Ended December 31, 2021 and 2020.

Revenue

The following table sets forth the components of our net revenues by amounts and percentages of our total net revenues for the periods presented:

	For the Year Ended December 31,
	2021		2020
	US$	%	US$	%
Net revenues:
Market data services	107,184	16.4%	73,524	9.9%
Investor relations management services	-	-%	21,113	2.8%
Commissions	390,569	59.8%	643,145	86.7%
Fund management services	153,494	23.5%	-	-%
Other revenue	1,789	0.3%	4,343	0.6%
Total net revenues	653,036	100.0%	742,125	100.0%

For the years ended December 31, 2021 and 2020, we had revenue from performing market data services for our customer of $107,184 and $73,524, respectively. As a result of strategy adjustment, our Company had investor relations management services revenue of nil and $21,113 for the years ended December 31, 2021 and 2020 respectively. MMBD Advisory is the administrator and investment advisor of MM Fund Growth SP. MM Fund Growth SP will pay the investment advisor a management fee, out of the assets of the Portfolio. We had revenue from fund management services of MM Fund Growth SP of $153,494 and nil for the years ended December 31, 2021 and 2020. As a result of our acquisition of MMBD Trading, which has a fully owned subsidiary, MM Global, that engages in a single line of business as a securities broker-dealer, our Company also had commissions revenue of $390,569 and $643,145, and other related revenue of $1,789 and $4,343, for the years ended December 31, 2021 and 2020 respectively.

Cost of Revenue

Cost of revenue consists primarily of internal labor cost and related benefits, and other overhead costs that are directly attributable to services provided.

For the years ended December 31, 2021 and 2020, cost of revenue was $141,302 and $7,405, respectively.

Gross Profit and Gross Margin

Our gross profit was $511,734 for the year ended December 31, 2021, representing gross margin of 78.4%.  Gross profit was $734,720 for the year ended December 31, 2020, representing gross margin of 99.0%. Our gross margin decreased was primarily attributable to the decrease in commissions revenue and the increase in labor costs.

Operating Expenses

During the years ended December 31, 2021 and 2020, operating expenses included selling and marketing, payroll and related benefits, professional fees, and other general and administrative expenses.

Selling and Marketing Expenses

Selling and marketing expenses totaled $303,079 for the year ended December 31, 2021, as compared to $244,163 for the year ended December 31, 2020, an increase of $58,916 or 24.1%. During the year ended December 31, 2021, the increase was primarily attributable to the increase in selling staff.

Payroll and Related Benefits

Payroll and related benefits totaled $2,446,019 for the year ended December 31, 2021, as compared to $1,024,565 for the year ended December 31, 2020, an increase of $1,421,454 or 138.7%. As a result of the expansion of the Company's overall business scale, the Company increased the size of and level of spending on support team for investment banking business, fund management services business and market data services business.

Professional Fees

For the years ended December 31, 2021 and 2020, Professional Fees consisted of the following:

	Year Ended	Year Ended
	December 31,	December 31,
	2021	2020
Audit fees	$231,120	$260,000
Legal fees	479,126	91,106
Financial consulting fees	664,916	1,005,000
Industry and consulting fees	-	111,667
Advisory fees	319,820	46,667
Others	388,037	229,955
	$2,083,019	$1,744,395

●	For the year ended December 31, 2021, Audit fee decreased by $28,880, or 11.1%, as compared to the year ended December 31, 2020. The decrease was primarily attributable to the decreasing audit fee charged by MaloneBailey, LLP.

●	For the year ended December 31, 2021, Legal fee increased by $388,020, or 425.9%. The increase was primarily attributable to the legal fee of legal service for offering shares, application license to SFC, establishment of new fund portfolio, Fundex SPC, in Cayman, fund management for MM Fund Growth SP and responding to FINRA’s inquiries and investigation in 2021.

●	For the year ended December 31, 2021, Financial consulting fee decreased by $340,084, or 33.8%. The decrease was primarily attributable to the fact that the company paid 750,000 shares to Tony Wayne Network Technology Co., Limited as compensation of a consulting program based in Hong Kong in 2020.

●	For the year ended December 31, 2021, Industry and consulting fees decreased by $111,667, or 100.0%. The decrease was primarily attributable to less demand for specific industries consulting in 2021.

●	For the year ended December 31, 2021, Advisory fees increased by $273,153, or 585.3%. The increase was primarily attributable to the fact that the company paid 426,200 shares to Fortune Fintech Limited as compensation of an investor relationship consulting program in 2021.

●	For the year ended December 31, 2021, other miscellaneous items increased by $158,082, or 68.7%. The increase was primarily attributable to our business expansion.

Other General and Administrative Expenses

For the years ended December 31, 2021 and 2020, other general and administrative expenses consisted of the following:

	Year Ended	Year Ended
	December 31,	December 31,
	2021	2020
Rent and related utilities	$398,449	$381,611
ETC clearing cost	153,179	143,908
Technical service fee	279,859	-
Referral fee	120,000	-
NASDAQ application and listing fee	32,672	56,500
Travel and entertainment	109,337	9,389
ATS execution fee	55,524	79,648
Fund SPC service fee	83,964	15,043
Training fee	84,833	-
Bad debt expense	550,000	-
Others	294,984	219,649
	$2,162,801	$905,748

●	For the year ended December 31, 2021, rent and related utilities increased by $16,838, or 4.4%, as compared to the year ended December 31, 2020. The increase was primarily attributable to the increase in our office space resulting from our business expansion.

●	For the year ended December 31, 2021, ETC clearing cost for broke dealer increased by $9,271, or 6.4%, as compared to the year ended December 31, 2020. The increase was primarily attributable to the increasing clearing fee charged by ETC.

●	For the year ended December 31, 2021, we incurred technical service fee of $279,859 and did not incur corresponding expenses in the year ended December 31, 2020. The increase was primarily attributable to demand for technical service in 2021.

●	For the year ended December 31, 2021, referral fee increased by $120,000, and did not incur corresponding expenses in the year ended December 31, 2020. The increase was primarily attributable to referral of investor and promotion of financing related to the private placement.

●	For the year ended December 31, 2021, NASDAQ application and listing fees decreased by $23,828, or 42.2%, as compared to the year ended December 31, 2020. The NASDAQ application and listing fees decrease was primarily attributable to decreasing listing fee charged by NASDAQ.

●	For the year ended December 31, 2021, travel and entertainment expenses increased by $99,948, or 1,064.5%, as compared to the year ended December 31, 2020, which was mainly attributable to reduced impact of COVID-19 on travel and business expansion requirement of investing business line and fund management business line.

●	For the year ended December 31, 2021, ATS execution fee for broker-dealer decreased by $24,124, or 30.3%, as compared to the year ended December 31, 2020. The decrease was primarily attributable to broker-dealer MM Global trading activity fell in 2021.

●	For the year ended December 31, 2021, Fund SPC service fee increased by $68,921, or 458.2%, as compared to the year ended December 31, 2020. We managed MOM Fund - MM Fund Growth SP and formed a new fund Fundex SPC in the year ended December 31, 2021.

●

For the year ended December 31, 2021, training fee increased by $84,833, and did not incur corresponding expenses in the year ended December 31, 2020, which was mainly attributable to a training program for employee in 2021.

●

For the year ended December 31, 2021, bad debt expense increased by $550,000, and did not incur corresponding expenses in the year ended December 31, 2020. The Company fully recorded allowance for bad debts of loan receivable from HuaMei Trading Management Limited due to its poor performance.

●	Other general and administrative expenses were primarily comprised of office supplies, internet service fee, and depreciation. For the year ended December 31, 2021, other general and administrative expenses increased by $75,335, or 34.3%, as compared to the year ended December 31, 2020, which was mainly due to our business expansion.

Loss from Operations

As a result of the foregoing, for the year ended December 31, 2021, loss from operations amounted to $6,483,184, as compared to $3,184,151 for the year ended December 31, 2020, an increase of $3,299,033, or 103.6%.

Other Income (Expense)

Other income (expense) mainly includes interest income from bank deposits, other income (expense), government subsidies, foreign currency transaction loss, loss on equity method investment and impairment loss on long-term investment. Other expense, net, totaled $567,571 for the year ended December 31, 2021, as compared to other income of $2,555 for the year ended December 31, 2020, a change of $570,126, which was mainly attributable to a decrease in interest income from bank deposits of $28,820, a decrease in loss on equity method investment of $46,105, an increase on impairment loss on long-term investment of $585,333, an increase in foreign currency transaction loss of $3,206, and an increase in other income of $1,128.

Income Taxes

We did not have any income taxes expense for the years ended December 31, 2021 and 2020 since we did not generate any taxable income in these two fiscal years.

Net Loss

As a result of the factors described above, our net loss was $7,050,755, or $0.29 per share (basic and diluted), for the year ended December 31, 2021. Our net loss was $3,181,596, or $0.16 per share (basic and diluted), for the year ended December 31, 2020.

Foreign Currency Translation Adjustment

Our reporting currency is the U.S. dollar. The functional currency of our parent company - MMTEC, MM Future, MM Fund, MM Capital, HC Securities, MMBD Trading, MM Global, MMBD Advisory, Fundex SPC and MM SPC, is the U.S. dollar and the functional currency of Gujia, is the Chinese Renminbi (“RMB”). The financial statements of our subsidiaries whose functional currency is the RMB are translated to U.S. dollars using period end rates of exchange for assets and liabilities, average rate of exchange for revenue and expenses and cash flows, and at historical exchange rates for equity. As a result of foreign currency translations, which are a non-cash adjustment, we reported a foreign currency translation gain of $45,115 and $117,687 for the years ended December 31, 2021 and 2020 respectively. This non-cash gain had the effect of decreasing our reported comprehensive loss.

Comprehensive Loss

As a result of our foreign currency translation adjustment, we had comprehensive loss of $7,005,640 and $3,063,909 for the years ended December 31, 2021 and 2020, respectively.

Comparison of Results of Operations for the Years Ended December 31, 2020 and 2019

For a discussion of our results of operations for the fiscal year ended December 31, 2020 compared with the fiscal year ended December 31, 2019, see “Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS — RESULTS OF OPERATIONS— Comparison of Results of Operations for the Years Ended December 31, 2020 and 2019” of our annual report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC on April 23, 2021.

Foreign Currency Exchange Rate Risk

Our operations are in China. Thus, our revenues and operating results may be impacted by exchange rate fluctuations between RMB and US dollars. For the years ended December 31, 2021, 2020 and 2019, we had unrealized foreign currency translation loss of approximately $39,000, unrealized foreign currency translation gain of approximately $118,000 and unrealized foreign currency translation loss of approximately $30,000, respectively, because of changes in the exchange rate.

Inflation

The effect of inflation on our revenue and operating results was not significant.

B.	Liquidity and Capital Resources

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis. As of December 31, 2021 and 2020, we had cash balance of approximately $11,206,000 and $1,426,000, respectively. Cash balance increased by $9,780,000, or 685.8%, as compared to December 31, 2020. The increase was primarily attributable to our registered direct offering and private placement in 2021. A portion of these funds are kept in financial institutions located in China.

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

The following table sets forth a summary of changes in our working capital from December 31, 2020 to December 31, 2021:

			December 31, 2020 to December 31, 2021
	December 31, 2021	December 31, 2020	Change	Percentage Change
Working capital:
Total current assets	$13,848,423	$2,253,141	$11,595,282	514.6%
Total current liabilities	1,128,232	658,029	470,203	71.5%
Working capital	$12,720,191	$1,595,112	$11,125,079	697.4%

Our working capital increased by $11,125,079 to working capital of $12,720,191 as of December 31, 2021 from working capital of $1,595,112 as of December 31, 2020. The increase in working capital was primarily attributable to an increase in cash and cash equivalents of approximately $9,780,000, an increase in accounts receivable of approximately $148,000, an increase in loan receivable of approximately $2,100,000, an increase in prepaid expenses and other current assets of approximately $57,000, a decrease in due to related parties of approximately $1,000 and a decrease in lease liabilities - current portion of approximately $74,000, offset by a decrease in security deposits - current portion of approximately $397,000, a decrease in loan receivable - related party of approximately $93,000, an increase in deferred revenue of approximately $123,000, an increase in salary payable of approximately $145,000, an increase in accrued liabilities and other payables of approximately $277,000.

Because the exchange rate conversion is different for the consolidated balance sheets and the consolidated statements of cash flows, the changes in assets and liabilities reflected on the consolidated statements of cash flows are not necessarily identical with the comparable changes reflected on the consolidated balance sheets.

Cash Flows for the Years Ended December 31, 2021, 2020 and 2019

The following summarizes the key components of our cash flows for the years ended December 31, 2021, 2020 and 2019:

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Net cash used in operating activities	$(4,096,506)	$(1,982,847)	$(2,139,156)
Net cash used in investing activities	(2,593,181)	(331,944)	(725,476)
Net cash provided by financing activities	16,471,560	37,250	6,438,216
Effect of exchange rate on cash and cash equivalents	(1,579)	60,946	(24,688)
Net increase (decrease) in cash and cash equivalents	$9,780,294	$(2,216,595)	$3,548,896

Net cash flow used in operating activities for the year ended December 31, 2021 was $4,096,506, which primarily reflected our net loss of approximately $7,051,000, and the changes in operating assets and liabilities primarily consisting of an increase in accrued liabilities and other payables of approximately $274,000, an increase in deferred revenue of approximately $122,000, and an increase in salary payable of approximately $143,000, an decrease in security deposits of approximately $466,000, offset by an increase in accounts receivable of approximately $148,000, an increase in prepaid expenses and other current assets of approximately $55,000, a decrease of operating lease liability of approximately $394,000, and the add-back of non-cash items consisting of noncash lease expense of approximately $353,000, depreciation of approximately $40,000, impairment loss on long-term investment of approximately $585,000, bad debt expense of $550,000, stock-based compensation of approximately $1,024,000, foreign currency transaction loss of approximately $39,000 and other noncash expenses of approximately $1,000, and the deduction of gain on extinguishment of debt of approximately $42,000, gain on lease termination of approximately $4,000.

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

Net cash flow used in operating activities for the year ended December 31, 2019 was $2,139,156, which primarily reflected our net loss of approximately $2,243,000, and the changes in operating assets and liabilities primarily consisting of an increase in prepaid expenses and other current assets of approximately $82,000, an increase in security deposits of approximately $103,000 and a decrease of operating lease liability of approximately $231,000, a decrease in accrued liabilities and other payables of approximately $40,000, a decrease in deferred revenue of approximately $15,000, offset by an increase in salary payable of approximately $13,000, an decrease in accounts receivable of approximately $60,000, and the add-back of non-cash items consisting of noncash lease expense of approximately $340,000, depreciation of approximately $26,000, loss on equity method investment of approximately $49,000, and noncash other expense of approximately $85,000.

Net cash flow used in investing activities was $2,593,181 for the year ended December 31, 2021 as compared to $331,944 for the year ended December 31, 2020 and $725,476 for the year ended December 31, 2019. During the year ended December 31, 2021, the Company made payments for purchase of property and equipment of approximately $37,000, and for purchase of long-term investments of $350,000, and loan to third parties of $2,300,000, offset by collection of loan to related party of approximately $94,000. During the year ended December 31, 2020, the Company made payments for purchase of property and equipment of $18,000, and for purchase of long-term investments of approximately $874,000, offset by collection of loan to related party of approximately $80,000, collection of loan to employee of approximately $174,000 and collection of investment refund of approximately $307,000. During the year ended December 31, 2019, the Company made payments for acquisition of subsidiaries, net of cash acquired of approximately $109,000, payments made for purchase of property and equipment of approximately $130,000, payments made for loan to employee of approximately $174,000, payments made for loan to related party of approximately $80,000 and payments for purchase of long-term investments of approximately $233,000.

Net cash flow provided by financing activities was $16,471,560 for the year ended December 31, 2021 as compared to $37,250 for the year ended December 31, 2020 and $6,438,216 for the year ended December 31, 2019. During the year ended December 31, 2021, we received proceeds from issuance of stocks of approximately $16,637,000, offset by payment on finance lease of approximately $163,000, repayments made to related parties of approximately $2,000. During the year ended December 31, 2020, we received proceeds from long-term loan of approximately $41,000, offset by repayments made to related parties of approximately $4,000. During the year ended December 31, 2019, the Company received advances from related parties of approximately $14,000, proceeds from issuance of stocks of approximately $6,851,000 in funding our operations, offset by repayments made to related parties of approximately $428,000.

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

Initial Public Offering

On January 7, 2019, we completed its initial public offering (the “IPO”) on the NASDAQ Capital Market under the symbol of “MTC”. We offered 1,800,000 common shares at $4 per share. Net proceeds raised by us from the initial public offering amounted to approximately $6,478,801 after deducting underwriting discounts and commissions and other offering expenses. Out of the $6.5 million net proceeds, $500,000 was deposited into an escrow account to satisfy the initial $500,000 in potential indemnification obligations arising during an escrow period of two years following the closing date of January 7, 2019. On January 7, 2019, we sold additional 270,000 common shares at $4 per share. Net proceeds raised by us amounted to $993,600 after deducting underwriting discounts. As a result, we raised a total of $7,472,401 from the issuance of 2,070,000 shares of common stock in January 2019.

Currently, we use our cash to support our operations and to provide working capital for our ongoing operations and obligations. Considering our available cash together with our cash inflow from the IPO, we believe that we will meet our anticipated cash requirements for the next twelve months.

Registered Direct Offering and Private Placement

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

On December 20, 2021 we entered into a Securities Purchase Agreement with a single investor pursuant to which the investor will make a $2,000,000 investment in the Company in a Regulation S private placement. Under the terms of the Purchase Agreement, the investor will purchase 5,000,000 common shares of the Company at a purchase price of $0.40 per share. The proceeds of the transaction were $2.0 million before deducting fees and other expenses. The Company currently intends to use the net proceeds from the transaction for growth capital and general working capital purposes.

C.	Research and development, patents and licenses

Expenditures for research and product development costs are expensed as incurred.

For the years ended December 31, 2021, 2020 and 2019, research and development expenses were $744,422, $410,840, and $737,329, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition or results of operations.

E.	Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with the accounting principles generally accepted in the United States of America. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by management’s application of accounting policies. We believe that understanding the basis and nature of the estimates and assumptions involved with the following aspects of our financial statements is critical to an understanding of our financial statements. Please refer to NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES of our consolidated financial statements for details.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The estimates and judgments will also affect the reported amounts for certain revenues and expenses during the reporting period. Actual results could differ from these good faith estimates and judgments.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Position
Xiangdong Wen (1) (2)	37	Chairman of the Board and Chief Executive Officer
Min Kong (1)	33	Chief Financial Officer
Qingshun Meng (1) (3) (5) (6) (7)	62	Independent Director
Hinman Au (1) (4)	56	Director
Dan Fu(1) (4) (5) (6) (7)	35	Independent Director
Shufang Lai(1) (3) (5) (6) (7)	35	Independent Director, Chairman of Audit Committee

(1)	The individual’s business address is c/o Gujia (Beijing) Technology Co., Ltd., AF, 16/F, Block B, Jiacheng Plaza, 18 Xiaguangli, Chaoyang District, Beijing, 100027 China.

(2)	Class C director whose term expires at the 2022 succeeding annual meeting of shareholders.

(3)	Class B director whose term expires at the 2024 succeeding annual meeting of shareholders.

(4)	Class A director whose term expires at the 2023 annual meeting of shareholders.

(5)	Member of audit committee.

(6)	Member of compensation committee.

(7)	Member of nominating committee.

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

Dan Fu has served as the Marketing Department Manager at Beijing Yingding Education Technology Co., Ltd. from July 2015 to July 2016. Ms. Fu then served as Brand Department Manager at Baoding Huazhong Group from August 2016 to March 2021. York at Stony Brook (1989), and a Master of Business Administration degree from Baruch College (CUNY, 1992).

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

B.	Compensation

Executive Compensation

The following table shows the annual compensation paid by us for the years ended December 31, 2021, 2020 and 2019:

			Equity	All Other	Total
Name/principal position	Year	Salary	Compensation	Compensation	Paid
Xiangdong Wen, CEO	2019	$35,204	$-	$1,433	$36,637
	2020	$32,860	$-	$4,025	$36,885
	2021	$170,724	$-	$2,564	$173,288

Min Kong, CFO	2019	$48,936	$-	$5,148	$54,084
	2020	$40,486	$-	$5,184	$45,670
	2021	$99,206	$313,250	$5,503	$417,959

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

Director Independence

Our board has reviewed the independence of our directors, applying the NASDAQ independence standards. Based on this review, the board determined that each of Qingshun Meng, Dan Fu and Shufang Lai are “independent” within the meaning of the NASDAQ rules. In making this determination, our board considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board deemed relevant in determining their independence. As required under applicable NASDAQ rules, we anticipate that our independent directors will meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

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

Our Audit Committee consists of Shufang Lai (Chair), Qingshun Meng and Dan Fu Our board has affirmatively determined that each of the members of the Audit Committee meets the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 of the Exchange Act and NASDAQ rules. In addition, our Board of Directors has determined that Mr. Shufang Lai qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of the NASDAQ rules.

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

Our Compensation Committee consists of Dan Fu (Chair), Shufang Lai and Qingshun Meng. Our board has affirmatively determined that each of the members of the Compensation Committee meets the definition of “independent director” for purposes of serving on Compensation Committee under NASDAQ rules.

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

Our Nominating Committee consists of consists of Qingshun Meng (Chair), Dan Fu and Shufang Lai. Our board has affirmatively determined that each of the members of the Nominating Committee meets the definition of “independent director” for purposes of serving on a Nominating Committee under NASDAQ rules.

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

	2019	2020	2021
Number of Employees	38	31	65

E.	Share Ownership

See Item 7 below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

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

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to subscribe for within 60 days of April 12, 2022. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all common shares that they beneficially own, subject to applicable community property laws. None of the stockholders listed in the table are a broker-dealer or an affiliate of a broker dealer. None of the stockholders listed in the table are located in the United States and none of the common shares held by them are located in the United States. Applicable percentage ownership is based on 31,370,000 common shares outstanding as of April 12, 2022. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Gujia (Beijing) Technology Co., Ltd., AF, 16/F, Block B, Jiacheng Plaza, 18 Xiaguangli, Chaoyang District, Beijing, 100027 China.

	Beneficial Ownership
Name of Beneficial Owner	Common Shares	Percentage
Xiangdong Wen * (1)	3,275,985	10.4%
Min Kong *	350,000	1.1%
Hinman Au *	-	**
Zhengfei Li *	416,000	1.3%
Qingshun Meng *	-	**
Dan Fu *	-	**
Shufang Lai *	-	**
All officers and directors as a group (7 persons)	4,041,985	12.8%

5% or greater beneficial owners
Length Technology Limited(2)	2,340,000	7.5%
Rate Technology Limited(3)	1,800,000	5.7%
Betop Tech Limited(4)	5,000,000	15.9%
5% or greater beneficial owners as a group	9,140,000	29.1%

*	Officer and/or director of our company

**	Less than 1%

(1)	Represent (i) 3,096,000 shares owned by Mr. Wen and (ii) 540,009 shares owned by MMBD Information Technology Limited, of which Mr. Wen holds 33.33%. MMBD Information Technology Limited, a Hong Kong corporation with the mailing address of Rm 18D 27/F Ho King Comm. Ctr., 2-16 Fayuen St. Mongkok, Hong Kong 999077 China.

(2)	A Hong Kong corporation with the mailing address of RMC, 13/F, Harvard Commercial Building, 105-111 Thomson Road, Wan Chai, Hong Kong, 999077 China, with Qingyi Luan as its sole owner and manager.

(3)	A Hong Kong corporation with the mailing address of 13/F, Ho Fu Commercial Building, 105-111 Thomson Road, Wanchai, Hong Kong, 999077 China, with Qian Ruan as its sole owner and manager.

(4)	A Hong Kong corporation with the mailing address of Unit 532A 5/F, Core Building 2, 1Whong Kong Science and Technology Park Shatin NT HKSAR CHINA, with Chao Qi as its sole owner and manager.

As of April 22, 2022, there were 29 registered holders of record of our common shares, based upon information received from our stock transfer agent. However, this number does not include beneficial owners whose shares were held of record by nominees or broker dealers. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company. To our knowledge, no other shareholder beneficially owns more than 5% of our shares. Our company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. Our major shareholders do not have any special voting rights.

B.	Related Party Transactions

Due to Related Parties

As of December 31, 2021 and 2020, the due to related parties amount consisted of the following:

	December 31, 2021	December 31, 2020
Advances from Xiangdong Wen (1)	$-	$2,339
Advances to Zhen Fan (2)	-	(906)
	$-	$1,433

(1)	Xiangdong Wen is the chairman of the board, chief executive officer and 10.4% shareholder of the Company.

(2)	Zhen Fan is the former chief executive officer and 9.4% shareholder of the Company.

From time to time, Xiangdong Wen, Zhen Fan and Hinman Au provided advances to the Company or made payment on behalf of the Company to supplement its working capital needs. Hinman Au is a director of the Company. Those advances are short-term in nature, non-interest bearing, unsecured and payable on demand.

Shareholders’ Contribution

During the years ended December 31, 2021, 2020 and 2019, there were no shareholder contributions to the Company for working capital needs.

C.	Interests of Experts and Counsel

Not required.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

See Item 18 for our audited consolidated financial statements.

Legal Proceedings

In the normal course of business, MM Global is engaged in various trading and brokerage activities on a principal and agency basis through a clearing broker. As a regulated FINRA broker-dealer, MM Global is subject to regulatory trading inquiries and investigations to determine whether any violations of federal securities or FINRA rules may have occurred. As such, MM Global has responded to FINRA inquires and continues to be subject to an open matter. The open matter could result in censures fines or other sanctions. The potential loss on contingent liability is probable but the amount of the loss cannot be reasonably estimated by the Company. Consequently, no accruals have been recorded with respect to the FINRA inquiries as of December 31, 2021.

Other than MM Global, we are currently not involved in any legal proceedings; nor are we aware of any claims that could have a material adverse effect on our business, financial condition, results of operations or cash flows.

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

Our shares have been listed on the NASDAQ Stock Market under the symbol “MTC” since January 8, 2019 following the completion of our initial public offering.

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our shares have been listed on the NASDAQ Stock Market under the symbol “MTC” since January 8, 2019 following the completion of our initial public offering.

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

On December 20, 2021 we entered into a Securities Purchase Agreement with a single investor pursuant to which the investor will make a $2,000,000 investment in the Company in a Regulation S private placement. Under the terms of the Purchase Agreement, the investor will purchase 5,000,000 common shares of the Company at a purchase price of $0.40 per share. The gross proceeds of the transaction were $2,000,000 before deducting fees and other expenses.

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

According to the requirements of the Notice of the Ministry of Finance and the State Administration of Taxation on Implementing the Pilot Program of Replacing Business Tax with Value-Added Tax in an All-round Manner (Cai Shui [2016] Document No. 36) and the annexes thereto, namely The Measures for Implementing the Pilot Program of Replacing Business Tax with Value-Added Tax, the Provisions on Relevant Matters concerning the Pilot Program of Replacing Business Tax with Value-Added Tax, the Provisions on the Transitional Policies for the Pilot Program of Replacing Business Tax with Value-Added Tax, and the Provisions on the Application of VAT Zero Rate and VAT Exemption Policy to Cross-border Taxable Activities, effective from 1 May 2016, the pilot program of replacing business tax with value-added tax was implemented across the country, and the payment of business tax for taxpayers in the construction industry, the real estate industry, the financial industry, and the living service industry shall be replaced with the payment of value-added tax at 6% for general VAT payer, and 3% for small-scale VAT payer. Gujia was identified as a general VAT payer on December 1, 2021.

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

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2021. Our actual PFIC status for the current taxable years ending December 31, 2021 will not be determinable until after the close of such year and, accordingly, there is no guarantee that we will not be a PFIC for the current year. PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Interest Rate Risk

As of December 31, 2021, we had no short-term borrowings and long-term borrowings. As of December 31, 2020, we had no short-term borrowings and had a long-term borrowings of $41,250. On April 22, 2020, the Company entered into a loan of $41,250 pursuant to the Paycheck Protection Program of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) as administered by the U.S. Small Business Administration (the "SBA"). The loan proceeds were used to cover payroll costs, rent, interest, and utilities. The interest rate is 1.0% and has a maturity date of 2 years. The loan and interest was fully forgiven by SBA on January 12, 2021. Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash deposits with our banks. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates.

Credit Risk

As of December 31, 2021 and 2020, we had cash and cash equivalents of $11,206,220 and $1,425,926, respectively. Our cash and cash equivalents are invested primarily in savings and deposit accounts with original maturities of three months or less. Savings and deposit accounts generate a small amount of interest income.

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

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. The RMB appreciated by 2.4% in fiscal year 2020 and depreciated by 2.3% in fiscal 2021. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-227934), which was declared effective December 26, 2018, for our IPO in which we offered and sold an aggregate 1,800,000 common shares at $4 per share. Net proceeds raised by us from the IPO amounted to approximately $6,478,801 after deducting underwriting discounts and commissions and other offering expenses. Out of the $6.5 million net proceeds, $500,000 was deposited into an escrow account to satisfy the initial $500,000 in potential indemnification obligations arising during an escrow period of two years following the IPO closing date of January 7, 2019. On January 7, 2019, we sold additional 270,000 common shares at $4 per share. Net proceeds raised by us amounted to $993,600 after deducting underwriting discounts. As a result, we raised a total of $7,472,401 from the issuance of 2,070,000 shares of common stock in the January 2019 IPO. WestPark Capital, Inc. acted as representative for the underwriters in the IPO.

We have earmarked and have been using the proceeds of the initial public offering as follows: approximately $3.13 million for research and development and additional hiring, approximately $1.86 million for sales and marketing; and balance of approximately $2.48 million for additional working capital.

As of December 31, 2021, we have used all amounts of the net proceeds from our IPO.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2021. Based on that evaluation, management, including our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures as of December 31, 2021 were effective.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management has concluded that our internal control over financial reporting was effective as of December 31, 2021.

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

Changes in Internal Controls over Financial Reporting

Except as discussed above, during the year ended December 31, 2021, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect our company’s internal control over financial reporting. It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance; our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

Our Board of Directors has determined that Ms. Shufang Lai qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of the NASDAQ rules.

ITEM 16B. CODE OF ETHICS.

Our Board of Directors has adopted a code of business conduct and ethics that applies to our directors, officers and employees. A copy of this code is available on our website at http://ir.haisc.com/corporate/governance. We intend to disclose on our website any amendments to the Code of Business Conduct and Ethics and any waivers of the Code of Business Conduct and Ethics that apply to our principal executive officer, principal financial officer, principal accounting officer, controller, or persons performing similar functions.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Audit Fees

During 2021 and 2020, MaloneBailey, LLP’s fees for the annual audit of our financial statements and the periodic reviews of the financial statements were $230,025 and $260,000, respectively.

Audit-Related Fees

During 2021 and 2020, the Company did not incur audit-related services for services rendered in connection with financial due diligence of the company in connection with the company’s initial public offering.

Tax Fees

The company has not paid MaloneBailey, LLP for tax services in 2021 and 2020.

All Other Fees

The company has not paid MaloneBailey, LLP for any other services in 2021 and 2020.

Our Audit Committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

  ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

No purchase of our securities were made by us or our affiliates in the 2021 fiscal year.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

There were no changes to our certifying accountants for the year ended December 31, 2021.

ITEM 16G. CORPORATE GOVERNANCE

Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615, we elected to be exempt from the requirements of NASDAQ Listing Rule 5635, which requires shareholder approval for (i) certain acquisitions of stock or assets of another company; (ii) an issuance of shares that will result in a change of control of the company; (iii) the establishment or amendment of certain equity based compensation plans and arrangements; and (iv) certain transactions (other than a public offering) involving issuances of a 20% or more of our outstanding shares. Our shares are listed on the NASDAQ Capital Market (“NASDAQ”). As such, we are subject to corporate governance requirements imposed by NASDAQ. Under NASDAQ rules, listed non-US companies may, in general, follow their home country corporate governance practices in lieu of some of the NASDAQ corporate governance requirements. Except for the foregoing, we endeavor to comply with the NASDAQ corporate governance practices and except for the foregoing, there is no significant difference between our corporate governance practices and what the NASDAQ requires of domestic U.S. companies.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements are filed as part of this Annual Report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Memorandum and Articles of Association (1).
2.1	Specimen Share Certificate (1).
4.1	Underwriting Agreement (1)
4.2	Employment Agreement between the Company and CEO (1).
4.3	Employment Agreement between the Company and CFO (1).
4.4	Individual Loan Contract with Zhen Fan (1).
4.5	Individual Loan Contract with Xiangdong Wen (1).
4.6	Lease Agreement (1).
4.7	Share Repurchase Agreement (1).
4.8	Form of Securities Purchase Agreement entered into on February 22, 2021, by MMTec, Inc. and certain institutional investors (2).
4.9	Form of Securities Purchase Agreement entered into on December 20, 2021, by MMTec, Inc. and an investor (3).
8.1	List of Subsidiaries of the Registrant (1).
11.1	Code of Conduct and Ethics (1).
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Malone Bailey LLP.
99.1	Charter of the Audit Committee (1).
99.2	Charter of the Compensation Committee (1).
99.3	Charter of the Nominating Committee (1).
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

(1)	Previously filed as part of the registration statement filed with the SEC on October 22, 2018 and incorporated by reference herein by reference.

(2)	Incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K filed with the SEC on February 22, 2021 and incorporated by reference by reference.

(3)	Incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K filed with the SEC on December 21, 2021 and incorporated by reference by reference.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MMTec, Inc.

April 22, 2022	By:	/s/ Xiangdong Wen
		Name:	Xiangdong Wen
		Title:	Chief Executive Officer (Principal Executive Officer)

April 22, 2022	By:	/s/ Min Kong
		Name:	Min Kong
		Title:	Chief Financial Officer (Principal Financial and Accounting Officer)

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021, 2020 and 2019

MMTEC, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021, 2020 and 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

MMTEC, INC. and subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MMTEC, INC. and its subsidiaries (collectively, the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company's auditor since 2018.

Houston, Texas

April 22, 2022

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

	As of
	December 31, 2021	December 31, 2020
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$11,206,220	$1,425,926
Accounts receivable, net	194,856	46,390
Loan receivable, net	2,100,000	-
Loan receivable - related party	-	92,831
Security deposits - current portion	102,326	500,000
Prepaid expenses and other current assets	245,021	187,994

Total Current Assets	13,848,423	2,253,141

NON-CURRENT ASSETS:
Security deposit – non-current portion	29,460	112,891
Property and equipment, net	267,433	102,882
Operating lease right-of-use asset	442,185	662,609
Long-term investment	-	578,749

Total Non-current Assets	739,078	1,457,131

Total Assets	$14,587,501	$3,710,272

LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY

CURRENT LIABILITIES:
Deferred revenue	$123,434	$-
Salary payable	276,356	131,445
Accrued liabilities and other payables	372,168	94,799
Due to related parties	-	1,433
Operating lease liabilities - current	356,274	430,352

Total Current Liabilities	1,128,232	658,029

NON-CURRENT LIABILITIES:
Loan payable	-	41,250
Operating lease liabilities – non-current	107,545	315,190

Total Non-current Liabilities	107,545	356,440

Total Liabilities	1,235,777	1,014,469

Commitments and Contingencies

SHAREHOLDERS' EQUITY:
Common shares ($0.001 par value; 500,000,000 shares authorized; 31,370,000 shares issued and outstanding at December 31,2021, and 20,820,000 shares issued and outstanding at December 31,2020)	31,370	20,820
Additional paid-in capital	29,884,600	12,233,589
Accumulated deficit	(16,607,654)	(9,556,899)
Accumulated other comprehensive income (loss)	43,408	(1,707)

Total Shareholders' Equity	13,351,724	2,695,803

Total Liabilities and Shareholders' Equity	$14,587,501	$3,710,272

The accompanying notes to consolidated financial statements are an integral part of these statements.

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(IN U.S. DOLLARS)

	For the Year Ended	For the Year Ended	For the Year Ended
	December 31, 2021	December 31, 2020	December 31, 2019

REVENUE	$653,036	$742,125	$200,797

COST OF REVENUE	141,302	7,405	90,890

GROSS PROFIT	511,734	734,720	109,907

OPERATING EXPENSES:
Selling and marketing	303,079	244,163	389,750
General and administrative
Payroll and related benefits	2,446,019	1,024,565	1,091,065
Professional fees	2,083,019	1,744,395	794,221
Other general and administrative expenses	2,162,801	905,748	775,647

Total Operating Expenses	6,994,918	3,918,871	3,050,683

LOSS FROM OPERATIONS	(6,483,184)	(3,184,151)	(2,940,776)

OTHER INCOME (EXPENSE):
Interest income	1,658	30,478	37,370
Government subsidy	-	-	724,795
Impairment loss on long-term investment	(585,333)	-	-
Other income (expense)	54,774	53,646	(14,994)
Foreign currency transaction loss	(38,670)	(35,464)	(216)
Loss on equity method investment	-	(46,105)	(49,413)

Total Other Income (Expense)	(567,571)	2,555	697,542

LOSS BEFORE INCOME TAXES	(7,050,755)	(3,181,596)	(2,243,234)

INCOME TAXES	-	-	-

NET LOSS	$(7,050,755)	$(3,181,596)	$(2,243,234)

COMPREHENSIVE LOSS:
NET LOSS	(7,050,755)	(3,181,596)	(2,243,234)
OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustments	45,115	117,687	(30,170)
TOTAL COMPREHENSIVE LOSS	$(7,005,640)	$(3,063,909)	$(2,273,404)

NET LOSS PER COMMON SHARE
Basic and diluted	$(0.29)	$(0.16)	$(0.11)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic and diluted	24,504,462	20,385,574	20,013,288

The accompanying notes to consolidated financial statements are an integral part of these statements.

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(IN U.S. DOLLARS)

							Accumulated	Total
	Common Shares		Additional	Treasury Stock			Other	Shareholders’
	Number of		Paid-in	Number of		Accumulated	Comprehensive	Equity
	Shares	Amount	Capital	Shares	Amount	Deficit	Loss	(Deficit)

Balance, December 31, 2018	54,000,000	$54,000	$3,759,008	(36,000,000)	$(36,000)	$(4,132,069)	$(89,224)	$(444,285)

Issuance of common stock for cash	2,070,000	$2,070	$7,470,331	-	-	-	-	$7,472,401

Net loss for the year ended December 31, 2019	-	-	-	-	-	$(2,243,234)	-	$(2,243,234)

Foreign currency translation adjustment	-	-	-	-	-	-	$(30,170)	$(30,170)

Balance, December 31, 2019	56,070,000	$56,070	$11,229,339	(36,000,000)	$(36,000)	$(6,375,303)	$(119,394)	$4,754,712

Issuance of common stock for service	750,000	$750	$1,004,250	-	-	-	-	$1,005,000

Cancellation of treasury stock	(36,000,000)	$(36,000)	-	36,000,000	$36,000	-	-	-

Net loss for the year ended December 31, 2020	-	-	-	-	-	$(3,181,596)	-	$(3,181,596)

Foreign currency translation adjustment	-	-	-	-	-	-	$117,687	$117,687

Balance, December 31, 2020	20,820,000	$20,820	$12,233,589	-	-	$(9,556,899)	$(1,707)	$2,695,803

Issuance of common stock for service	1,250,000	$1,250	$1,023,111	-	-	-	-	$1,024,361

Issuance of common stock for cash	9,300,000	$9,300	$16,627,900	-	-	-	-	$16,637,200

Net loss for the year ended December 31, 2021	-	-	-	-	-	$(7,050,755)	-	$(7,050,755)

Foreign currency translation adjustment	-	-	-	-	-	-	$45,115	$45,115

Balance, December 31, 2021	31,370,000	$31,370	$29,884,600	-	$-	$(16,607, 654)	$43,408	$13,351,724

The accompanying notes to consolidated financial statements are an integral part of these statements.

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the Year Ended	For the Year Ended	For the Year Ended
	December 31, 2021	December 31, 2020	December 31, 2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(7,050,755)	$(3,181,596)	$(2,243,234)
Adjustments to reconcile net loss from operations to
net cash used in operating activities:
Depreciation expense	40,130	54,576	25,839
Impairment loss on long-term investment	585,333	-	-
Stock-based compensation	1,024,361	1,005,000	-
Allowance for bad debts	550,000	-	-
Loss on equity method investment	-	46,105	49,413
Noncash lease expense	353,419	337,221	340,132
Gain on lease termination	(4,437)	-	-
Gain on extinguishment of debt	(41,548)	-	-
Loss on disposal of property and equipment	-	-	2,721
Foreign currency transaction loss	38,670	35,464	216
Other noncash expense	906	722	85,086
Changes in operating assets and liabilities:
Operating lease liabilities	(393,740)	(266,637)	(231,485)
Accounts receivable	(148,466)	(30,360)	59,599
Security deposits	465,843	47,042	(102,967)
Prepaid expenses and other current assets	(54,782)	206,743	(82,494)
Deferred revenue	121,984	(63,966)	(14,819)
Salary payable	142,758	(49,024)	12,550
Accrued liabilities and other payables	273,818	(124,137)	(39,713)

NET CASH USED IN OPERATING ACTIVITIES	(4,096,506)	(1,982,847)	(2,139,156)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash paid for acquisition of subsidiaries, net of cash acquired	-	-	(109,494)
Purchase of property and equipment	(37,068)	(18,379)	(129,800)
Loan to related party	-	-	(79,510)
Collection of loan to related party	93,887	79,520	-
Loan to employee	-	-	(173,951)
Collection of loan to employee	-	173,974	-
Cash received from return of investment	-	306,518	-
Purchase of long-term investment	(350,000)	(873,577)	(232,721)
Loan to third parties	(2,300,000)	-	-

NET CASH USED IN BY INVESTING ACTIVITIES	(2,593,181)	(331,944)	(725,476)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term loan	-	41,250	-
Payment on finance lease	(163,301)	-	-
Advances from related parties	-	-	14,496
Proceeds from issuance of stocks	16,637,200	-	6,851,401
Repayments to related parties	(2,339)	(4,000)	(427,681)

NET CASH PROVIDED BY FINANCING ACTIVITIES	16,471,560	37,250	6,438,216

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	(1,579)	60,946	(24,688)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	9,780,294	(2,216,595)	3,548,896

CASH AND CASH EQUIVALENTS - beginning of year	1,425,926	3,642,521	93,625

CASH AND CASH EQUIVALENTS - end of year	$11,206,220	$1,425,926	$3,642,521

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$-	$-	$-
Income taxes	$-	$-	$-

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Cancellation of treasury stock	$-	$36,000	$-
Proceeds from issuance of stocks deposited in escrow	$-	$-	$500,000
Expenses paid by related parties on behalf of the Company	$-	$4,000	$179,503
Acquisition consideration given up by a related party	$-	$1,000	$-
Loan receivable from return of investment	$350,000	$92,831	$-
Remeasurement of the lease liabilities and right-of-use assets due to lease modification	$-	$32,227	$-
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$170,112	$-	$-

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

On April 20, 2018, the Company incorporated MM Fund Services Limited (“MM Fund”), a Cayman Islands company, for the purpose of providing administration services to the private equity funds industry. MM Fund is dormant as of December 31, 2021.

On May 28, 2018, the Company incorporated MM Capital Management Limited (“MM Capital”), a Cayman Islands company, for the purpose of providing assets management and investment services to clients. MM Capital is dormant as of December 31, 2021.

On August 8, 2018, the Company incorporated MM Fund SPC (“MM SPC”), a Cayman Islands company, for the purpose of providing asset management services to clients. MM SPC is a wholly-owned subsidiary of MM Capital and is dormant as of December 31, 2021.

On March 15, 2019, the Company incorporated MM Global Capital Limited, a Hong Kong company, for the purpose of providing assets management and investment services to clients, and subsequently changed its name to HC Securities (HK) limited (“HC Securities”) on December 22, 2021. HC Securities is a wholly-owned subsidiary of MMTEC. HC Securities applied license to SFC and was approved on December 21, 2021. HC Securities is licensed on dealing in securities, advising on securities and asset management.

On July 9, 2019, the Company acquired 49% of a newly-formed entity called Xchain Fintech PTE.LTD., (“Xchain”), a Singapore company, for the purpose of providing technical support for the construction and development of a new solutions for the existing problems of the traditional financial industry, the difficulty experienced by investors in investing and allocating investment assets globally, and the protection of funds and investments by using advanced technologies, such as artificial intelligence, big data analysis and blockchain. Xchain is dormant as of December 31, 2021.

On March 23, 2020, the Company acquired all outstanding securities of MMBD Investment Advisory Company Limited (“MMBD Advisory”) for a consideration of $1,000, which was subsequently given up by Hinman Au. Prior to this transaction, all outstanding securities of MMBD Advisory were owned by Hinman Au, a director and 1.4% shareholder of the Company. MMBD Advisory was formed in January 2018 in the U.S. and is registered as an investment advisor firm under the laws of the State of New York on May 7, 2018. Since May 23, 2020, MMBD Advisory was consolidated into the Company.

On September 13, 2021, the Company incorporated Fundex SPC, a Cayman Islands company, for the purpose of providing asset management services to clients, as a wholly-owned subsidiary of MM Capital Management Limited.

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

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates during the years ended December 31, 2021, 2020 and 2019 include the allowance for doubtful accounts, impairment of long-term investment and valuation of deferred tax assets.

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

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, loan receivable, security deposits – current portion, prepaid expenses and other current assets, deferred revenue, salary payable, operating lease liabilities - current, accrued liabilities and other payables approximate their fair market value based on the short-term maturity of these instruments.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from or due to related parties due to their related party nature.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term highly liquid investments purchased with original maturities of three months or less. The Company maintains cash with various financial institutions in China. As of December 31, 2021 and 2020, cash balances in the PRC of $1,252,998 and $654,104, respectively, are uninsured. The Company has not experienced any losses in bank accounts and believes it is not exposed to any risks on its cash in PRC bank accounts. Cash equivalents are nil as of December 31, 2021 and 2020, respectively.

Loan Receivable

Loan receivable are carried at the amortized cost, net of an allowance for doubtful accounts. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Estimates are based on historical collection experience and current economic conditions.

Concentrations of Credit Risk

The Company has operations carried out in China. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in China, and by the general state of China’s economy. The Company’s operations in China are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Property and Equipment

Property and equipment, including assets acquired through finance leases, are stated at cost less accumulated depreciation, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition. Estimated useful lives are as follows:

Estimated useful life
Office equipment and furniture	3 - 5 Years
Leasehold improvement	The lesser of remaining lease term or 2 - 3 Years
Software	1 - 3 Years
Finance lease right-of-use asset	4 Years

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries. Goodwill is not depreciated or amortized but is tested for impairment at the reporting unit level on an annual basis, and between annual tests when an event or circumstances change occurs that indicate the asset might be impaired. On January 1, 2019, the Company early adopted ASU No. 2017-04, “Simplifying the Test for Goodwill Impairment” to simplify the test for goodwill impairment by removing Step 2, which was issued by the FASB in January 2017. The Company, therefore, performs the goodwill impairment test by comparing the fair value of the reporting unit with its carrying amount and recognizing an impairment charge for the amount by which the carrying amount exceeds the fair value, not to exceed the total amount of goodwill allocated to the reporting unit. This adoption did not have a material impact on the consolidated financial statements. The acquired entity as a whole is determined to be one reporting unit for goodwill impairment testing. The Company recognized nil, nil, and $127,717 impairment loss on goodwill for the years ended December 31, 2021, 2020 and 2019, respectively, which are recorded as a part of the “other expenses” in the consolidated statement of operations and comprehensive loss.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of Long-lived Assets Other Than Goodwill

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company did not record any impairment charge for the years ended December 31, 2021, 2020 and 2019.

Long-term Investments

The Company’s long-term investments consist of equity investments without readily determinable fair value which were accounted for using measurement alternative as of December 31, 2021 and 2020. It also had an equity investment accounted for using equity method prior to the return of investment on October 31, 2020.

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

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Value Added Tax

Gujia is subject to value added tax (“VAT”) for services rendered at a rate of 6%. Gujia was identified as a general VAT payer on December 1, 2021. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of professional services provided. The Company reports revenue net of PRC’s value added tax for all the periods presented in the consolidated statements of operations and comprehensive loss. All Entities in China are also subject to surcharges on value-added tax payments in accordance with PRC law.

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

Fund management services

Revenue from fund management services mainly includes management fees and performance-based fees, in a typical arrangement.

Management fees

Management fee arises from the asset management services provided to funds the Company manages. Management fees are computed as a percentage of daily asset value and are recognized as earned over the specified contract period.

Performance-based income

In a typical arrangement, the Company is entitled to a performance-based fee on the extent by which the fund's investment performance exceeds a certain threshold. Such performance-based fee is typically calculated and recognized at a point of time when the cumulative return of the fund can be determined, and is not subject to clawback provisions.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The following table disaggregates the Company’s revenue by revenue type:

	For the Year Ended December 31,
	2021	2020	2019
	US$	US$	US$

Market data services	$107,184	$73,524	$75,044
Investor relations management services	-	21,113	86,788
Commissions	390,569	643,145	33,680
Fund management services	153,494	-	-
Other revenue	1,789	4,343	5,285
Total revenues	$653,036	$742,125	$200,797

The following table disaggregates the Company’s revenue by geographic area:

	For the Year Ended December 31,
	2021	2020	2019
	US$	US$	US$

China	$176,262	$94,637	$161,832
United States	476,774	647,488	38,965
Total revenues	$653,036	$742,125	$200,797

Deferred revenue represents income collected but not earned as of the reporting date. As of December 31, 2021, deferred revenue was $123,434. As of December 31, 2020, deferred revenue was nil. As of December 31, 2019, deferred revenue was $63,246, of which $63,246 was recognized as revenue in the year ended December 31, 2020.

Cost of Revenue

Cost of revenue consists primarily of internal labor cost and related benefits, and other overhead costs that are directly attributable to service provided.

Research and Development

Expenditures for research and product development costs are expensed as incurred.

For the years ended December 31, 2021, 2020 and 2019, research and development expenses were $744,422, $410,840, and $737,329, respectively.

Selling and Marketing Costs

All costs related to selling and marketing are expensed as incurred. For the years ended December 31, 2021, 2020 and 2019, selling and marketing costs were $303,079, $244,163, and $389,750 respectively.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Government Subsidy

The Company’s PRC based subsidiary received government subsidies according to related policy from local government. Government subsidies are recognized when received and all the conditions specified in the grant have been met. The Company did not receive government subsidies in 2021 and 2020. For the year ended December 31, 2019, the Company recognized government subsidy of RMB5,000,000 (approximately $725,000) for completing its initial public offering on the NASDAQ Capital Market upon receipt.

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

The Company elected to apply practical expedients permitted under the transition method that allow the Company to use the beginning of the period of adoption as the date of initial application, to not recognize lease assets and lease liabilities for leases with a term of twelve months or less, to not separate non-lease components from lease components, and to not reassess lease classification, treatment of initial direct costs, or whether an existing or expired contract contains a lease. The Company used modified retrospective method and did not adjust the prior comparative periods. Under the new lease standard, the Company determines if an arrangement is or contains a lease at inception. Right-of-use assets and liabilities are recognized at lease commencement date based on the present value of remaining lease payments over the lease terms. The Company considers only payments that are fixed and determinable at the time of lease commencement. See NOTE 7 for discussion of finance lease and see NOTE 16 for discussion of operating leases.

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

The Company currently has two operating segments, Gujia, MM Future, MMBD Advisory and HC Securities, and MM Global. See NOTE 18 for details.

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

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of ASC 740 “Income Taxes”. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. For the years ended December 31, 2021, 2020 and 2019, the Company had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements. Tax years that remain subject to examination are the years ended December 31, 2021, 2020 and 2019. The Company recognizes interest and penalties related to significant uncertain income tax positions in other expense. No such interest and penalties incurred for the years ended December 31, 2021, 2020 and 2019.

Foreign Currency Translation

The reporting currency of the Company is the U.S. dollar. The functional currency of the parent company, MMTEC, and MM Future, MM Fund, MM Capital, MM SPC, MMBD Trading, HC securities, MM Global, Fundex SPC and MMBD Advisory is the U.S. dollar and the functional currency of Gujia is the Chinese Renminbi (“RMB”). For the subsidiary whose functional currency is the RMB, result of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments resulting from the process of translating the local currency financial statements into U.S. dollars are included in determining comprehensive income/loss.

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

The consolidated balance sheet amounts, with the exception of equity, as of December 31, 2021 and 2020, were translated at RMB 6.3757 to $1.00 and RMB 6.5249 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to consolidated statements of operations and comprehensive loss and cash flows for the years ended December 31, 2021, 2020 and 2019 were RMB 6.4515, RMB 6.8976, and RMB 6.8985 to $1.00, respectively.

Comprehensive Loss

Comprehensive loss is comprised of net loss and all changes to the statements of shareholders’ equity, except those due to investments by shareholders, changes in paid-in capital and distributions to shareholders. For the Company, comprehensive loss for the years ended December 31, 2021, 2020 and 2019 consisted of net loss and unrealized income/loss from foreign currency translation adjustment.

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

Share-based Compensation

Share based compensation arise from share-based awards, including share options for the purchase of the Company’s ordinary shares. In June 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”) to simplify the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees. The Company adopted ASU 2018-07 on January 1, 2019, and accounts for share-based compensation to nonemployees under the fair value method which requires all such compensation to be calculated based on the fair value at the measurement date (generally the grant date), and recognized in the statement of operations over the requisite service period. The Company recognized $1,024,361 and $1,005,000 share-based compensation for the years ended December 31, 2021 and 2020, respectively. See details in NOTE 14.

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

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Net loss for basic and diluted net loss per share of common stock	$(7,050,755)	$(3,181,596)	$(2,243,234)
Weighted average common stock outstanding – basic and diluted	24,504,462	20,385,574	20,013,288
Net loss per common share - basic and diluted	$(0.29)	$(0.16)	$(0.11)

The Company did not have any common stock equivalents and potentially dilutive common stock outstanding during the years ended December 31, 2021, 2020 and 2019.

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

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, “Measurement of Credit Losses on Financial Instruments (Topic 326)”, and issued subsequent amendments to the initial guidance, transitional guidance and other interpretive guidance between November 2018 and March 2020 within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03. ASU 2016-13 introduces new guidance for credit losses on instruments within its scope, which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life, instead of when incurred. For smaller reporting companies, the guidance is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. All entities may adopt this ASU through a cumulative effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The amendments in ASU 2016-13 and 2018-19 are effective for the Company for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company does not expect the adoption to have a material impact on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes”, which removes specific exceptions to the general principles in Topic 740 and to simplifies accounting for income taxes. The guidance is effective for public business entities for fiscal years beginning after December 15, 2020 and for interim periods within those fiscal years. The Company adopted ASU 2019-12 on January 1, 2021. The adoption did not have an impact on the Company’s consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, “Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815”, which clarifies the interaction of the accounting for equity investments under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The guidance is effective for public business entities for fiscal years beginning after December 15, 2020 and for interim periods within those fiscal years. The Company adopted ASU 2020-01 on January 1, 2021. The adoption did not have an impact on the Company’s consolidated financial statements.

NOTE 4 – LOAN RECEIVABLE, NET

In December 2021, the Company extended a loan to Cacti Fintec Limited in an amount of $2.1 million. The loan bears an interest rate of 3.78% per annum with a maturity date of December 24, 2022. As of December 31, 2021, the Company expects to fully collect the balance and therefore has not created any allowance for it.

Pursuant to the investment agreement dated as of September 1, 2021, the Company has agreed to invest $350,000 to acquire a 4.99% interest in HuaMei Trading Management Limited (“HuaMei Trading”), a Hong Kong corporation. HuaMei Trading acquired a wholly-owned subsidiary, Xiaosong Xiaoya (Chongqing) Technology Co., Ltd (“Xiaosong Xiaoya”) on January 25, 2021. Xiaosong Xiaoya was incorporated in People’s Republic of China (“PRC”) on January 25, 2021. HuaMei Trading is a financial technology company which provides data service. As the Company changed its investment strategy and considered operation risks, on December 5, 2021, HuaMei Trading has agreed to return $350,000 in full before December 5, 2022. The balance of $350,000 was transferred into an interest bearing loan. Term of the loan is December 5, 2021 to December 4, 2022, and the interest rate is 3.85% per annum.

NOTE 4 – LOAN RECEIVABLE, NET (continued)

Pursuant to the loan agreement dated November 5, 2021, the Company has agreed to loan $200,000 to HuaMei Trading. Term of the loan is from November 12, 2021 to November 11, 2022, and the interest rate is 3.85% per annum.

Considering that the business conditions of HuaMei Trading were not as expected, the Company recorded an allowance for bad debts of $550,000 to fully reserve the loan to Huamei Trading, which was included in “Other general and administrative expenses” on the accompanying consolidated statements of operations and comprehensive loss.

NOTE 5 – LOAN RECEIVABLE – RELATED PARTY

Pursuant to the loan agreement dated August 10, 2019, the Company has agreed to loan RMB548,500 (approximately $79,000) to Zhengtong Huazhi (Beijing) Technology Co., Ltd (“Zhengtong Huazhi”). Term of the loan is from August 10, 2019 to August 11, 2020, and interest rate is 4.35% per annum. Zhengtong Huazhi is a wholly-owned subsidiary of Xtransfer Tech Limited (“Xtransfer”), a Hong Kong corporation and an equity investee of the Company. The loan and related interest have been fully collected during the year ended December 31, 2020.

On January 1, 2020, the Company invested RMB 5.7 million (approximately $817,000) to acquire a 35% equity interest in Xtransfer. As Xtransfer failed to fulfill the restrictive terms prescribed in the investment agreement, pursuant to the supplementary investment agreement dated October 31, 2020, Xtranfer has agreed to return RMB 2.6 million (approximately $399,000) to the Company and reduce the Company’s equity interest in Xtransfer to 19%. As of December 31, 2020, the Company has received RMB 2.0 million (approximately $306,000) from Xtransfer. The remaining RMB 0.6 million (approximately $93,000) was transferred into non-interest bearing loan and was recorded as “loan receivable - related party” on the accompanying consolidated balance sheet as of December 31, 2020. The loan has been fully collected during the year ended December 31, 2021.

NOTE 6 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

As of December 31, 2021 and 2020, prepaid expenses and other current assets consisted of the following:

	December 31, 2021	December 31, 2020
Prepaid professional service fees	$111,200	$25,190
Other receivables	30,546	28,181
Deposits	-	117,346
Others	103,275	17,277
	$245,021	$187,994

NOTE 7 – PROPERTY AND EQUIPMENT, NET

As of December 31, 2021 and 2020, property and equipment consisted of the following:

	Useful life	December 31, 2021	December 31, 2020
Office equipment and furniture	3 - 5 Years	$166,979	$142,482
Leasehold improvement	The lesser of remaining lease term or 2 - 3 Years	92,358	90,246
Software	1 - 3 Years	13,018	12,721
Finance lease right-of-use asset	4 Years	165,242	-
		437,597	245,449
Less: accumulated depreciation		(170,164)	(142,567)
		$267,433	$102,882

For the years ended December 31, 2021, 2020 and 2019, depreciation expense amounted to $40,130, $54,576 and $25,839, respectively, all of which were included in operating expenses.

The Company entered into a finance vehicle lease in 2021 and the finance lease right-of-use asset with a net carrying amount of $161,111 as of December 31, 2021 was included in property and equipment, net. Finance lease liabilities was nil as of December 31, 2021. The Company made cash payments of $163,301 for finance lease liabilities during the year ended December 31, 2021, which is included within the financing activities section on the consolidated statements of cash flows.

NOTE 8 – LONG-TERM INVESTMENTS

The Company’s long-term investments consist of equity investments without readily determinable fair value which were accounted for using measurement alternative as of December 31, 2021 and 2020. It also had an equity investment accounted for using equity method prior to the return of investment on October 31, 2020.

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

On January 1, 2020, the Company invested RMB 5.7 million (approximately $817,000) to acquire a 35% interest in Xtransfer. As Xtransfer failed to fulfill the restrictive terms prescribed in the investment agreement, on October 31, 2020, Xtranfer has agreed to return RMB 2.6 million (approximately $399,000) to the Company and reduce the Company’s interest to 19%. The investment was accounted for under the equity method prior to the return of investment, and the carrying amount of the investment on October 31, 2020 was RMB 2.8 million (approximately $425,000). Since the Company no longer has significant influence over Xtransfer after the return of investment and Xtransfer does not have readily determinable fair value as a privately held Company, the remaining investment was accounted for using measurement alternative, in which the initial basis of the investment is the carrying amount as of October 31, 2020 and subsequently adjusted for any impairment and observable price changes.

The Company reviews its investments for impairment based on performance and financial position of the investees as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. The Company recorded impairment on long-term investments for an amount of RMB3,776,275 (approximately $585,000) during the year ended December 31, 2021. As a result, the carrying value of long-term investments was reduced to zero.

Pursuant to the investment agreement dated as of September 1, 2021, the Company has agreed to invest USD 350,000 to acquire a 4.99% interest in HuaMei Trading Management Limited (“HuaMei Trading”), a Hong Kong corporation. HuaMei Trading acquired a wholly-owned subsidiary, Xiaosong Xiaoya (Chongqing) Technology Co., Ltd (“Xiaosong Xiaoya”) on January 25, 2021. Xiaosong Xiaoya was incorporated in People’s Republic of China (“PRC”) on January 25, 2021. HuaMei Trading Management Limited is a financial technology company which provides data service. As the Company changed its investment strategy and considered operation risks, on December 5, 2021, HuaMei Trading has agreed to return $350,000 in full before December 5, 2022.The investment of $350,000 was transferred into an interest bearing loan and was recorded as “loan receivable” on the accompanying consolidated balance sheet, which was fully reserved as of December 31, 2021.

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

As mentioned above, the investment in Xtransfer was accounted for under the equity method from January 1, 2020 through October 31, 2020. Equity method investment is recorded at original cost and adjusted periodically to recognize: (i) the Company’s proportionate share of investee’ net income or losses after the date of the investment; (ii) additional contributions made or distributions received; and (iii) impairment losses relating to the investment. During the period from January 1, 2020 through October 31, 2020, the Company has recognized a loss on equity method investment in an amount of RMB 318,000 (approximately $46,000), which is recorded as “loss on equity method investment” in the Company’s consolidated statement of operations and comprehensive loss. As of October 31, 2020, the carrying amount of the investment was RMB 2.8 million (approximately $425,000). The remaining investment was accounted for using measurement alternative, and the investment under equity method as of December 31, 2021 and 2020 was nil.

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

The Company did not have business combination during the years ended December 31, 2021 and 2020.

NOTE 10 – ACCRUED LIABILITIES AND OTHER PAYABLES

As of December 31, 2021 and 2020, accrued liabilities and other payables consisted of the following:

	December 31,	December 31,
	2021	2020
Accrued professional service fees	$105,186	$94,041
Accrued technical service fees	188,215	-
Others	78 ,767	758
	$372,168	$94,799

NOTE 11 – LOAN PAYABLE

On April 22, 2020, the company entered into a loan of $41,250 pursuant to the Paycheck Protection Program of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) as administered by the U.S. Small Business Administration (the "SBA"). The loan proceeds will be used to cover payroll costs, rent, interest, and utilities. The company believes it has met the requirements for 100% forgiveness on December 4, 2020. The PPP loan Forgiveness Application was approved by SBA on January 12, 2021 and the entire PPP Loan amount of $41,250 as well as the interest of $298 has been forgiven in full. There is no further action the company needs to take.

NOTE 12 – RELATED PARTY TRANSACTIONS

Loan Receivable – Related Party

As of December 31, 2021 and 2020, the Company had loan receivable from a related party of nil and $92,831, respectively. See details in NOTE 5.

Due to Related Parties

As of December 31, 2021 and 2020, due to related parties consisted of the following:

	December 31, 2021	December 31, 2020
Advances from Xiangdong Wen (1)	$-	$2,339
Advances to Zhen Fan (2)	-	(906)
	$-	$1,433

(1)	Xiangdong Wen is the chief executive officer, chairman of the board and 10.4% shareholder of the Company.

(2)	Zhen Fan is the former chief executive officer and 9.4% shareholder of the Company.

From time to time, Xiangdong Wen, Zhen Fan and Hinman Au, a director of the Company, provided advances to the Company or made payment on behalf of the Company to supplement its working capital needs. Those advances are short-term in nature, non-interest bearing, unsecured and payable on demand. The expenses paid on behalf of the Company were nil, $4,000, and $179,503 for the years ended December 31, 2021, 2020 and 2019, respectively.

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

Hong Kong

Subsidiaries in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. The first HK$2 million of profits arising in or derived from Hong Kong are taxed at 8.25% and any assessable profits over HK$2 million are taxed at 16.5%. The Company’s subsidiaries, MM Future and MM Global Capital are incorporated in Hong Kong and had a loss for the years ended December 31, 2021, 2020 and 2019. Therefore, there was no provision for income taxes in the years ended December 31, 2021, 2020 and 2019.

Cayman Islands

There is no income tax for companies domiciled in the Cayman Islands. Accordingly, MM Fund, MM Capital, Fundex SPC and MM SPC do not present any income tax provisions related to Cayman Islands tax jurisdiction, where these four companies are domiciled.

United States

MM Global was incorporated in the State of Illinois and operates as a securities broker/dealer in New York City. MMBD Advisory is formed as an investment advisor firm under the laws of the State of New York. MM Global and MMBD Advisory are subject to Federal, State, and Local income taxes on its net income. MM Global and MMBD Advisory had a net loss for the year ended December 31, 2021. MM Global had a net income of $47,451 for the year ended December 31, 2020, which was offset by the carried-forward tax losses. MMBD Advisory had a loss for the year ended December 31, 2020. As a result, no provision for income tax has been made in the years ended December 31, 2021 and 2020. MM Global and MMBD Advisory have determined that there are no material uncertain tax positions that require recognition or disclosure in its financial statements.

MM Global and MMBD Advisory’s income tax returns are subject to examination by the appropriate tax jurisdictions. As of December 31, 2021, MM Global and MMBD Advisory’s federal and state tax returns generally remain open for the last three years.

PRC

Gujia was incorporated in the PRC and are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. On March 16, 2007, the National People’s Congress enacted a new enterprise income tax law, which took effect on January 1, 2008. The law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. In the years ended December 31, 2021, 2020 and 2019, Gujia were recognized as small low-profit enterprises and received a preferential income tax rate of 5%. In the years ended December 31, 2021, 2020 and 2019, Gujia and did not generate any taxable income. Therefore, there was no provision for income taxes in the years ended December 31, 2021, 2020 and 2019.

NOTE 13 – INCOME TAXES (continued)

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	For the Year Ended	For the Year Ended	For the Year Ended
	December 31, 2021	December 31, 2020	December 31, 2019
Hong Kong statutory income tax rate	16.5%	16.5%	16.5%
Valuation allowance recognized with respect to the loss in the Hong Kong companies	(16.5)%	(16.5)%	(16.5)%
PRC statutory income tax rate	25.0%	25.0%	25.0%
Effect of income tax exemptions and reliefs	(20.0)%	(20.0)%	(20.0)%
Valuation allowance recognized with respect to the loss in the PRC companies	(5.0)%	(5.0)%	(5.0)%
US corporate tax rate	21.0%	21.0%	21.0%
Valuation allowance recognized with respect to the loss in the US companies	(21.0)%	(21.0)%	(21.0)%
Total	0.0%	0.0%	0.0%

As of December 31, 2021, 2020 and 2019, the components of the Company’s deferred income tax assets were set forth below:

	December 31, 2021	December 31, 2020	December 31, 2019
Deferred Tax Assets:
Net operating losses carry forward	$859,455	$645,345	$526,519
Cutoff adjustments	47,704	-	-
Gross deferred tax assets	907,159	645,345	526,519
Less: valuation allowance	(907,159)	(645,345)	(526,519)
Net deferred tax assets	$-	$-	$-

As of December 31, 2021, the Company has a net operating loss (“NOL”) carry forward for tax purposes of $11,628,112 available to offset future taxable income. Most of the NOLs from its subsidiaries as of December 31, 2021 will expire in years 2022 to 2026 if not utilized. The NOL from the MM Global and MMBD Advisory as of December 31, 2021 will expire in years 2037 to 2041 if not utilized.

The Company provided a valuation allowance equal to the deferred income tax asset for the years ended December 31, 2021, 2020 and 2019. The management believes that the Company’s cumulative losses arising from recurring business of subsidiaries constituted significant strong evidence that most of the deferred tax assets would not be realizable and this evidence outweighed the expectations that the Company would generate future taxable income. As such, deferred tax assets arise from net operating losses are fully allowed for the years ended December 31, 2021, 2020 and 2019. The increase in the allowance was $261,814, $118,826, and $137,203 for the years ended December 31, 2021, 2020 and 2019, respectively.

Accounting for Uncertainty in Income Taxes

The tax authority of the PRC government conducts periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises complete their relevant tax filings. Therefore, the Company’s PRC entities’ tax filings results are subject to change. It is therefore uncertain as to whether the PRC tax authority may take different views about the Company’s PRC entities’ tax filings, which may lead to additional tax liabilities. Tax years that remain subject to examination are the years ended December 31, 2021, 2020 and 2019.

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the Company’s tax positions and concluded that no provision for uncertainty in income taxes was necessary as of December 31, 2021, 2020 and 2019.

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

On February 22, 2021 the Company entered into a Securities Purchase Agreement with certain institutional investors in connection with a registered direct offering of 4,300,000 of the Company’s common shares, at a purchase price of $3.70 per share. The Company sold the common shares for aggregate gross proceeds of $15,910,000. The net proceeds from the transactions were $14,637,200, after deducting certain fees due to the placement agent and the Company’s transaction expenses, and will be used for working capital and general corporate purposes.

Pursuant to the service agreement dated September 25, 2021, the company issued 426,200 shares to Fortune Fintech Limited (“Fortune”) on December 28, 2021 as compensation of an investor relationship consulting program. The fair value of the shares on the grant date was $319,820.

On December 20, 2021 the Company entered into a Securities Purchase Agreement with a single investor pursuant to which the investor will make a $2,000,000 investment in the Company in a Regulation S private placement. Under the terms of the Purchase Agreement, the investor will purchase 5,000,000 common shares of the Company at a purchase price of $0.40 per share. The gross proceeds of the transaction were $2.0 million before deducting fees and other expenses.

Pursuant to the restricted stock award agreement dated December 17, 2021, the board issued 531,300 shares to employees as 2020 awards on December 31, 2021. The fair value of the shares on the grant date was $475,514.

Pursuant to the restricted stock award agreement dated December 24, 2021, the board issued 292,500 shares to former employees on December 31, 2021. The fair value of the shares on the grant date was $229,028.

NOTE 14 – SHAREHOLDERS’ EQUITY (continued)

Share-based compensation

On January 14, 2020, 2019 Share Incentive Plan approved by the Company’s shareholders at the Annual Meeting, the purpose of which is to provide an incentive for employees and consultant contributing to the Company. The Company has Stock Option Plan with 2,000,000 shares authorized for issuance under the Plan. The fair value of restricted share units granted with service conditions is estimated based on the fair market value of the underlying ordinary shares of the Company on the date of grant.

Pursuant to the service agreement dated July 21, 2020, the company issued 750,000 shares to Tony Wayne Network Technology Co., Limited (“Tony Wayne”) on July 30, 2020 as compensation of a Hong Kong and China based consulting program. The fair value of the shares on the grant date was $1,005,000. The Company recognized the $1,005,000 in full as stock-based compensation to nonemployee during the year ended December 31, 2020.

Pursuant to the service agreement dated September 25, 2021, the company issued 426,200 shares to Fortune Fintech Limited (“Fortune”) on December 28, 2021 as compensation of an investor relationship consulting program. The fair value of the shares on the grant date was $319,820.

Subject to 2019 Share Incentive Plan, pursuant to the restricted stock award agreement dated December 17, 2021, the board issued 531,300 shares to employees as 2020 awards on December 31, 2021. The fair value of the shares on the grant date was $475,514. Pursuant to the restricted stock award agreement dated December 24, 2021, the board issued 292,500 shares to former employees on December 31, 2021. The fair value of the shares on the grant date was $229,028.

The Company recognized the fair value of the shares $1,024,361 as stock-based compensation to employee and nonemployee during the year ended December 31, 2021. As of the date of this report, all the authorized shares under the 2019 Share Incentive Plan were issued.

On January 17, 2022, 2021 Share Incentive Plan was approved by the Company’s shareholders at the Annual Meeting, the purpose of which is to provide an incentive for employees and consultant contributing to the Company. The Company has Stock Option Plan with 3,000,000 shares authorized for issuance under the Plan. The fair value of restricted share units granted with service conditions is estimated based on the fair market value of the underlying ordinary shares of the Company on the date of grant. As of the date of this report, there were 3,000,000 shares available for issuance under the 2021 Share Incentive Plan.

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

Gujia had sustained losses since establishment. As of December 31, 2021, 2020 and 2019, no appropriation to statutory reserves was required as it incurred recurring net losses.

NOTE 16 – COMMITMENTS AND CONTINGENCIES

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

The company leases office space under non-cancelable operating lease agreements, which expire at various dates in 2022 and 2024. As of December 31, 2021, the Company’s operating leases had a weighted average remaining lease term of 1.57 years and a weighted average discount rate of 4.78%. Future lease payments under operating leases as of December 31, 2021 were as follows:

December 31, 2021
2022	$373,949
2023	$58,783
2024	$48,095
Total future lease payments	$480,827
Less imputed interest	$(17,008)
Total lease liabilities	$463,819
Less: current portion	$356,274
Operating lease liability, non-current	$107,545

Lease expense is recognized on a straight-line basis over the lease term. For the year ended December 31, 2021, the Company had operating lease costs of $385,126 and short-term lease costs of $27,490. For the year ended December 31, 2020, the Company had operating lease costs of $387,459 and short-term lease costs of $16,123. Cash paid for amounts included in the measurement of operating lease liabilities were $396,569 and $313,120 during the years ended December 31, 2021 and 2020, respectively.

Contingencies

In the normal course of business, MM Global is engaged in various trading and brokerage activities on a principal and agency basis through a clearing broker. As a regulated FINRA broker-dealer, MM Global is subject to regulatory trading inquiries and investigations to determine whether any violations of federal securities or FINRA rules may have occurred. As such, MM Global has responded to FINRA inquires and continues to be subject to an open matter. The open matter could result in censures fines or other sanctions. The potential loss on contingent liability is probable but the amount of the loss cannot be reasonably estimated by the Company. Consequently, no accruals have been recorded with respect to the FINRA inquiries as of December 31, 2021.

NOTE 17 - CONCENTRATIONS

Customer

The following table sets forth information as to each customer that accounted for 10% or more of the Company’s revenue for the years ended December 31, 2021, 2020 and 2019. There is no customer that accounted for 10% or more of the Company’s revenue for the years ended December 31, 2020.

Customer	Year Ended December 31, 2021		Year Ended December 31, 2020		Year Ended December 31, 2019
A	*	%	*	%	28.0%
B	*	%	*	%	15.2%
C	*	%	*	%	33.6%
E	11.1%		*	%	* %

*	Less than 10%

NOTE 18 – SEGMENT INFORMATION

The Company currently has two operating segments, (i) Gujia, MM Future, HC Securities and MMBD Advisory provide market data services and fund management services, and (ii) MM Global operates as an introducing broker that clears all transactions through a clearing broker dealer and earns commission income and other related income from customers. Unallocated amounts that do not relate to an operating segment have been allocated to “Unallocated.” Since most of the Company’s long-lived assets are located in the PRC, no geographical information on long-lived assets is presented. Refer to Note 3 for disaggregated revenue information by geographical region attributed on the basis of the location where the revenue is originated.

The following tables present summary information by segment:

	Gujia, MM Future, HC Securities and MMBD Advisory	MM Global	Unallocated	Total
Year Ended December 31, 2021
REVENUE	$260,678	$392,358	$-	$653,036

GROSS PROFIT	$119,376	$392,358	$-	$511,734

NET LOSS	$(4,008,966)	$(451,204)	$(2,590,585)	$(7,050,755)

DEPRECIATION AND AMORTIZATION	$40,130	$-	$-	$40,130
CAPITAL EXPENDITURE	$37,068	$-	$-	$37,068

Year Ended December 31, 2020
REVENUE	$94,637	$647,488	$-	$742,125

GROSS PROFIT	$87,232	$647,488	$-	$734,720

NET INCOME (LOSS)	$(1,576,531)	$46,280	$(1,651,345)	$(3,181,596)

DEPRECIATION AND AMORTIZATION	$54,576	$-	$-	$54,576
CAPITAL EXPENDITURE	$18,379	$-	$-	$18,379

Year Ended December 31, 2019
REVENUE	$161,832	$38,965	$-	$200,797

GROSS PROFIT	$70,942	$38,965	$-	$109,907

NET LOSS	$(1,264,273)	$(36,418)	$(942,543)	$(2,243,234)

DEPRECIATION AND AMORTIZATION	$25,839	$-	$-	$25,839
CAPITAL EXPENDITURE	$129,800	$-	$-	$129,800

As of December 31, 2021
TOTAL ASSETS	$6,204,026	$121,358	$8,262,117	$14,587,501
As of December 31, 2020
TOTAL ASSETS	$2,912,884	$295,064	$502,324	$3,710,272

NOTE 19 – SUBSEQUENT EVENTS

The following subsequent events were evaluated on April 22, 2022, the date the financial statements were issued.

Except as set forth below, there were no events that occurred subsequent to December 31, 2021 that require adjustment to or disclosure in the consolidated financial statements.

On January 17, 2022, the Company adopted the 2021 Equity Incentive Plan. The purpose of the 2021 Equity Incentive Plan is to attract and retain outstanding individuals as employees, directors and consultants of the Company and its subsidiaries, to recognize the contributions made to the Company and its subsidiaries by employees, directors and consultants, and to provide such employees, directors and consultants with additional incentive to expand and improve the profits and achieve the objectives of the Company and its subsidiaries, by providing such employees, directors and consultants with the opportunity to acquire or increase their proprietary interest in the Company through receipt of Awards.

On January 26, 2022, the Company received a letter (the “Notification Letter”) from the Listings Qualifications Department of The NASDAQ Stock Market LLC notifying the Company that the minimum closing bid price per share for its common stock was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in NASDAQ Listing Rule 5550(a)(2). The Notification Letter has no immediate effect on the listing or trading of the Company’s common stock on the NASDAQ Capital Market.

Pursuant to NASDAQ Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days, or until July 25, 2022 (the “Compliance Period”), to regain compliance with NASDAQ’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Company's common stock is at least $1.00 for a minimum of 10 consecutive business days, NASDAQ will provide the Company a written confirmation of compliance and the matter will be closed.