Form 20-F
period 2022-12-31
MMTec, Inc.
filed 2023-04-13
CIK 1742518

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

c/o MM Future Technology Limited

Room 2302, 23rd Floor

FWD Financial Center

308 Des Voeux Road Central

Sheung Wan, Hong Kong

Tel: +852 36908356

(Address of principal executive offices)

Xiangdong Wen, Chief Executive Officer

c/o MM Future Technology Limited

FWD Financial Center

308 Des Voeux Road Central

Sheung Wan, Hong Kong

Tel: +852 36908356

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, par value $0.01	MTC	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

On April 13, 2023, the issuer had 85,145,041  shares issued and outstanding.

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

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Except where the context otherwise requires and for purposes of this Annual Report only:

Depending on the context, the terms “we,” “us,” “our company,” and “our” refer to MMTEC, INC., a BVI company, and its consolidated subsidiaries:

●	MM Future Technology Ltd. (“MM Future”), a Hong Kong incorporated limited company.

●	MM Fund Services Limited (“MM Fund”), a Cayman Islands incorporated limited company.

●	MM Capital Management Limited (“MM Capital”), a Cayman Islands incorporated limited company.

●	MM Fund SPC (“MM SPC”), a Cayman Islands incorporated segregated portfolio company.

●	Gujia (Beijing) Technology Co., Ltd (“Gujia”), a PRC incorporated limited company.

●	Meimei Zhengtong (Beijing) Technology Co., Ltd., a PRC incorporated entity (dissolved effective as of June 8, 2018).

●	MMBD Trading Limited (“MMBD Trading”), a British Virgin Islands incorporated limited company.

●	MM Global Securities, INC. (“MM Global”), a State of Illinois incorporated limited company.

●	HC Securities (HK) Limited (“HC Securities”), formerly known as MM Global Capital Limited, a Hong Kong incorporated limited company.

●	MMBD Investment Advisory Company Limited (“MMBD Advisory”), a State of New York incorporated limited company.

●	Fundex SPC (“Fundex SPC”), a Cayman Islands incorporated segregated portfolio company.

●	“common shares” refer to our common shares, $0.01 par value per share,

●	“China” and “PRC” refer to the People’s Republic of China, excluding, for the purposes of this report only, Macau, Taiwan and Hong Kong, and

●	all references to “RMB,” “yuan” and “Renminbi” are to the legal currency of China, and all references to “USD,” “$”, and “U.S. dollars” are to the legal currency of the United States.

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

We have incurred substantial losses in several recent periods as we have sought to expand our operations. We recorded net losses of $5,645,376, $7,050,755 and $3,181,596 for the years ended December 31, 2022, 2021 and 2020, respectively. We may incur losses in future periods. If our future revenues do not increase sufficiently, or even if our future revenues increase but we are unable to manage our expenses, we may not achieve and maintain profitability in the future periods.

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

The Chinese government may intervene in or influence our operations at any time, which could result in a material change in our operations and significantly and adversely impact the value of our securities.

The Chinese government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The Chinese government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could require us to seek permission from Chinese authorities to continue to operate our business adversely affect our business, financial condition and results of operations. Furthermore, recent statements made by the Chinese government have indicated an intent to increase the government’s oversight and control over offerings of companies with significant operations in China that are to be conducted in foreign markets, as well as foreign investment in China-based issuers like us. Any such action, once taken by the Chinese government, could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors, and could cause the value of our securities to significantly decline or become worthless.

Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirement, expose us to government interference, or otherwise restrict our ability to offer securities and raise capitals outside China, all of which could materially and adversely affect our business and the value of our securities.

In light of the recent statements by the Chinese government indicating its intention to exert more oversight and control over overseas offerings of China-based companies and the proposed CAC review for certain data processing operators in China, we may adjust our business operations in the future, to comply with PRC laws regulating our industry and our business operations. However, such efforts may not be completed in a liability-free manner or at all. We cannot guarantee that we will not be subject to PRC regulatory inspection and/or review relating to cybersecurity, especially when there remains significant uncertainty as to the scope and manner of the regulatory enforcement. If we become subject to regulatory inspection and/or review by the CAC or other PRC authorities, or are required by them to take any specific actions, it could cause suspension or termination of the future offering of our securities, disruptions to our operations, result in negative publicity regarding our company, and divert our managerial and financial resources. We may also be subject to fines or other penalties, which could materially and adversely affect our business, financial condition, and results of operations.

We may be subject to PRC laws relating to, among others, data security and restrictions over foreign investments in value-added telecommunications services and other industry sectors set out in the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2020 Edition). Specifically, we may be subject to PRC laws relating to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. These PRC laws apply not only to third-party transactions, but also to transfers of information between us and our wholly foreign-owned enterprises in China and Hong Kong, and other parties with which we have commercial relations. These PRC laws and their interpretations and enforcement continue to develop and are subject to change, and the PRC government may adopt other rules and restrictions in the future.

The recent regulatory developments in China, in particular with respect to restrictions on China-based companies raising capital offshore, and the government-led cybersecurity reviews of certain companies with variable-interest entity (“VIE”) structure, may lead to additional regulatory review in China over our financing and capital raising activities in the United States. Pursuant to the PRC Cybersecurity Law, which was promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and took effect on June 1, 2017, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affect or may affect national security, it should be subject to cybersecurity review by the Cyberspace Administration of China (the “CAC”). The PRC Cybersecurity Law also establishes more stringent requirements applicable to operators of computer networks, especially to operators of networks which involve critical information infrastructure. The PRC Cybersecurity Law contains an overarching framework for regulating Internet security, protection of private and sensitive information, and safeguards for national cyberspace security and provisions for the continued government regulation of the Internet and content available in China. The PRC Cybersecurity Law emphasizes requirements for network products, services, operations and information security, as well as monitoring, early detection, emergency response and reporting. Due to the lack of further interpretations, the exact scope of “critical information infrastructure operator” remains unclear.

On July 10, 2021, the CAC publicly issued the Cybersecurity Review Measures (the “Draft Measures”) for public comments until July 25, 2021. According to the Draft Measures, the scope of cybersecurity reviews is extended to data processing operators engaging in data processing activities that affect or may affect national security. The Draft Measures further requires that any operator applying for listing on a foreign exchange must go through cybersecurity review if it possesses personal information of more than one million users. According to the Draft Measures, a cybersecurity review assesses potential national security risk that may be brought about by any procurement, data processing, or overseas listing. The review focuses on several factors, including, among others, (1) the risk of theft, leakage, corruption, illegal use or export of any core or important data, or a large amount of personal information, and (2) the risk of any critical information infrastructure, core or important data, or a large amount of personal information being affected, controlled or maliciously exploited by a foreign government after a company is listed overseas. While the Draft Measures have been released for consultation purposes, there is still uncertainty regarding the final content of the Draft Measures, its adoption timeline or effective date, its final interpretation and implementation, and other aspects.

Furthermore, the Standing Committee of the National People’s Congress passed the Personal Information Protection Law of the PRC (“PIPL”), which will become effective from November 1, 2021, and requires general network operators to obtain a personal information protection certification issued by recognized institutions in accordance with the CAC regulation before such information can be transferred out of China.

On July 30, 2021, in response to the recent regulatory developments in China and actions adopted by the PRC government, the Chairman of the SEC issued a statement requesting additional disclosures from offshore issuers with China-based operating companies before their registration statements will be declared effective, including detailed disclosure related to VIE structures and whether the VIE and the issuer, when applicable, received or were denied permission from the PRC authorities to list on U.S. exchanges and the risks that such approval could be denied or rescinded.

On August 1, 2021, the CSRC stated that it had taken note of the new disclosure requirements announced by the SEC regarding the listings of Chinese companies and the recent regulatory development in China, and that the securities regulators in both countries should strengthen communications on regulating China-related issuers. Our PRC legal counsel, Beijing Jindong Law Firm, has advised us that, in light of our business operations, we should not be required to undergo the CAC review for any offering that we may make. However, if the enacted version of the Draft Measures mandates clearance of cybersecurity review and other specific actions to be completed by companies aiming to offer securities outside China, we cannot assure you that the PRC regulatory authorities will not take a contrary view or will not subsequently require us to undergo the approval procedures and subject us to penalties for non-compliance, or that if we are required to obtain such clearance, such clearance can be timely obtained, or at all. If we become subject to cybersecurity inspection and/or review by the CAC or other PRC authorities or are required by them to take any specific actions, it could cause suspension or termination of the future offering of our securities, including offerings under this registration statement, disruptions to our operations, result in negative publicity regarding our company, and divert our managerial and financial resources. We may also be subject to significant fines or other penalties, which could materially and adversely affect our business, financial condition and results of operations. Furthermore, in the event that our subsidiaries become operators of critical information infrastructure in the future they (and MMTEC) may be subjected to the above-described regulation.

The PRC government has significant influence over companies with China-based operations by enforcing existing rules and regulation, adopting new ones, or changing relevant industrial policies in a manner that may materially increase our compliance cost, change relevant industry landscape or otherwise cause significant changes to our business operations in China, which could result in material and adverse changes in our operations and cause the value of our securities to significantly decline or be worthless.

Our operations are located entirely within China. The PRC government has significant influence over the China-based operations of any company by allocating resources, providing preferential treatment to particular industries or companies, or imposing industry-wide policies on certain industries. The PRC government may also amend or enforce existing rules and regulation, or adopt ones, which could materially increase our compliance cost, change the relevant industry landscape, or cause significant changes to our business operations in China. In addition, the PRC regulatory system is based in part on government policies and internal guidance, some of which are not published on a timely basis, or at all, and some of which may even have a retroactive effect. We may not be aware of all non-compliance incidents at all times, and we may face regulatory investigation, fines and other penalties as a consequence. As a result of the changes in the industrial policies of the PRC government, including the amendment to and/or enforcement of the related laws and regulations, companies with China-based operations, including us, and the industries in which we operate, face significant compliance and operational risks and uncertainties. For example, on July 24, 2021, Chinese state media, including Xinhua News Agency and China Central Television, announced a broad set of reforms targeting private education companies providing after-school tutoring services and prohibiting foreign investments in institutions providing such after-school tutoring services. As a result, the market value of certain U.S. listed companies with China-based operations in the affected sectors declined substantially. As of the date of this prospectus, we are not aware of any similar regulations that may be adopted to significantly curtail our business operations in China. However, if such other adverse regulations or policies are adopted in China, our operations in China will be materially and adversely affected, which may significantly disrupt our operations and adversely affect our business.

We may be subject to anti-monopoly concerns as a result of our doing business in China.

Article 3 of Anti-Monopoly Law of the People’s Republic of China (the “Anti-Monopoly Law”) prohibits “monopolistic practices,” which include: a) the conclusion of monopoly agreements between operators; b) the abuse of dominant market position by operators; and c) concentration of undertakings which has or may have the effect of eliminating or restricting market competition. Also, according to Article 19 of the Anti-Monopoly Law, the operator(s) will be assumed to have a dominant market position if it has following situation: a) an operator has 50% or higher market share in a relevant market; b) two operators have 66% or higher market share in a relevant market; or c) three operators have 75% or higher market share in a relevant market. We believe none of our subsidiaries in China has engaged in any monopolistic practices in China, and that recent statements and regulatory actions by the Chinese government do not impact our ability to conduct business, accept foreign investments, or list on an U.S. or other foreign stock exchange. However, there can be no assurance that regulators in China will not promulgate new laws and regulations or adopt new series of regulatory actions which may require our Chinese subsidiaries to meet new requirements on the issues mentioned above.

We rely on offerings of our securities in the United States capital markets to fund our working capital needs. The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing. Our failure to obtain or maintain any requisite approvals would have a material adverse effect on our ability to continue as a going concern, and could result in a loss of your entire investment.

Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle, that is controlled directly or indirectly by the PRC companies or individuals and that has been formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The CSRC currently has not issued any definitive rule or interpretation concerning whether our offshore offerings are subject to the M&A Rules. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on December 24, 2021, the CSRC issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, and issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies for public comments. These draft measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. Specifically, an overseas offering and listing by a PRC company, whether directly or indirectly, an initial or follow-on offering, must be filed with the CSRC. The examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be deemed as a PRC company’s indirect overseas offering and listing if the issuer meets the following conditions: (i) any of the operating income, gross profit, total assets, or net assets of the PRC enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the principal place of business is in the PRC or carried out in the PRC. The issuer or its affiliated PRC entity, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offering activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offering within three business days after the completion of the follow-on offering. Failure to comply with the filing requirements may result in fines to the relevant PRC companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. These draft measures also set forth certain regulatory red lines for overseas offerings and listings by PRC enterprises.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, which will become effective on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated No. 1 to No. 5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Companies and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. The Trial Measures, together with the Guidance Rules and Notice, reiterate the basic supervision principles as reflected in the Draft Overseas Listing Regulations by providing substantially the same requirements for filings of overseas offering and listing by domestic companies, yet made the following updates compared to the Draft Overseas Listing Regulations, including but not limited to: (a) further clarification of the circumstances prohibiting overseas issuance and listing; (b) further clarification of the standard of indirect overseas listing under the principle of substance over form, and (c) adding more details of filing procedures and requirements by setting different filing requirements for different types of overseas offering and listing. Under the Trial Measures and the Guidance Rules and Notice, initial public offerings or listings in overseas markets by domestic companies, either in direct or indirect form, shall be filed with the CSRC pursuant to the requirements of the Trial Measures within three working days after the relevant application is submitted overseas. The companies that have already been listed on overseas stock exchanges prior to March 31, 2023 or the companies that have obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing prior to March 31, 2023 and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing yet need to make filings for subsequent offerings in accordance with the Trial Measures. The companies that have already submitted an application for an initial public offering to overseas supervision administrations but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing prior to March 31, 2023 may arrange for the filing within a reasonable time period and should complete the filing procedure before such companies’ overseas issuance and listing.

As of the date of this prospectus, we have not received any formal inquiry, notice, warning, sanction, or any regulatory objection from the CSRC with respect to this offering. As the Trial Measures were newly published and there is uncertainty with respect to the filing requirements and the implementation, if we are required to submit to the CSRC and complete the filing procedures of our overseas public offering and listing, we cannot be sure that we will be able to complete such filing in a timely manner. Any failure or perceived failure by us to comply with such filing requirements under the Trial Measures may result in forced rectification, warnings and fines against us and could materially hinder our ability to offer or continue to offer our securities.

On February 24, 2023, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China jointly revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing which was issued by the CSRC, National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the Provisions. The revised Provisions is issued under the title the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, and will come into effect on March 31, 2023 with the Trial Measures. One of the major revisions to the revised Provisions is expanding its application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, including but not limited to (a) a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations.

As of the date hereof, the revised Provisions have not come into effect. On or after March 31, 2023, any failure or perceived failure by the Company or PRC Subsidiaries to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in that the relevant entities would be held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Measures for Cybersecurity Review and the Draft Regulation on Network for Data Security (if implemented), are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities. Our failure to obtain or maintain any requisite approvals would have a material adverse effect on our ability to continue as a going concern, and could result in a loss of your entire investment.

Rules and regulations in China can change quickly with little advance notice, creating substantial uncertainty. Changes in the PRC legal system may adversely affect our business and operation.

Our major business operations are conducted in the PRC and therefore regulated by the laws and regulations of the PRC. The PRC legal system is based on the written statutes and involves a unified, multilevel legislative system. The National People’s Congress (the “NPC”) and its Standing Committee exercise the state power to make laws. The NPC enacts and amends basic laws pertaining to criminal offences, civil affairs, state organs and other matters. The Standing Committee enacts and amends all laws except for basic laws that should be enacted by the NPC. When the NPC is not in session, its Standing Committee may partially supplement and revise laws enacted by the NPC, provided that the changes do not contravene the laws’ basic principles. Generally, the PRC laws will go through specific legislative procedures before being promulgated. The legislative authority may propose a bill and then the bill shall be deliberated three times before being voted. However, administrative regulations are formulated by the State Council which reports them to the NPC. The administration regulations are often promulgated with little advance notice, which results in a lack of predictability, and substantial uncertainty. Moreover, the uncertainties may fundamentally impact the development of one or more specific industries and in extreme cases result in the termination of certain businesses. For example, the Opinions on Further Easing the Burden of Excessive Homework and After-School Tutoring for Students Undergoing Compulsory Education, known as “double reduction” education policy, was promulgated by General Office of the CPC Central Committee and General Office of the State Council on July 24, 2021. The “double reduction” education policy comes into effective immediately and has posed a significant impact on the education and training industries, as well as those China-based companies listed in the United States. The resulting unpredictable could materially and adversely affects the market value and the operation of the businesses affected.

Furthermore, the PRC administrative authorities and courts have the power to interpret and implement or enforce statutory rules and contractual terms at their reasonable discretion which makes the business environment much more complicated and unpredictable. It is difficult to predict the outcome of the administrative and court proceedings. The uncertainties may affect our assessments of the relevance of legal requirements, and our business decisions. Such uncertainties may result in substantial operating expenses and costs. Should there were any investigations, arbitrations or litigation with respect to our alleged non-compliance with statutory rules and contractual terms, the management team could be distracted from our primary business considerations, and therefore such a circumstance could materially and adversely affect our business and results of operations. We cannot predict future developments relating to the laws, regulations and rules in the PRC. We may be required to procure additional permits, authorizations and approvals for our operations, which we may not be able to obtain. Our failure to obtain such permits, authorizations and approvals may materially and adversely affect our business, financial condition and the results of operations.

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

The Holding Foreign Companies Accountable Act was signed into law on December 18, 2020, and requires Auditors of publicly traded companies to submit to regular inspections every three years to assess such auditors’ compliance with applicable professional standards. On June 22, 2021, the U.S. Senate passed the Accelerating Holdings Foreign Companies Accountable Act which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two, thus reducing the time before our securities may be prohibited from trading or delisted. As a result, the time period before our securities may be prohibited from trading or delisted will be reduced. If the U.S. securities regulatory agencies are unable to conduct such investigations, there exists a risk that they may determine to suspend or de-register our registration with the SEC and may also delist our securities from applicable trading market within the US. On December 2, 2021, the SEC adopted final amendments implementing congressionally mandated submission and disclosure requirements of the Holding Foreign Companies Accountable Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB determined that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China because of a position taken by one or more authorities in mainland China (“the Mainland China Determination”), and was unable to inspect or investigate completely registered public accounting firms headquartered in Hong Kong because of a position taken by one or more authorities in Hong Kong (“the Hong Kong Determination,” and, together with the Mainland China Determination, “the 2021 Determinations”). On December 15, 2022, the PCAOB announced that it had vacated the 2021 Determinations after conducting extensive and thorough inspections and investigations of mainland China and Hong Kong firms in 2022 under a new comprehensive agreement with the PRC. However, the PCAOB also recognized that authorities in the PRC might take positions at any time that would prevent the PCAOB from continuing to inspect or investigate completely, and if the PCAOB were to encounter any impediment to conducting an inspection or investigation of auditors in mainland China or Hong Kong as a result of a position taken by an authority in either jurisdiction, it would act immediately to consider the need to issue new determinations consistent with the HFCAA

We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of the stock of our operating company.

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

Registered Direct Offering, Private Placement and Convertible Notes

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

On August 10, 2022, the Company entered into a common stock purchase agreement, with VG Master Fund SPC, under which, subject to specified terms and conditions, the Company may sell to Investor up to $6.0 million of shares of common stock, par value $0.01 per share, from time to time during the term of the Purchase Agreement. On August 12, 2022, the Company amended and restated the common stock purchase agreement with VG Master Fund SPC which was initially entered into on August 10, 2022. Under the Purchase Agreement, subject to specified terms and conditions, the Company may, from time to time during the term of the Purchase Agreement, sell to Investor up to the lesser of (a) $6.0 million of shares of common stock, par value $0.01 per share, and (b) the maximum amount of securities the Company is permitted to issue under its existing shelf registration statement, which was declared effective by the SEC on July 21, 2020. In consideration for entering into the Purchase Agreement, the Company issued 53,334 shares of common stock to Investor as consideration for entering into the Purchase Agreement. As of December 31, 2022, the Company sold the 1,050,000 common shares for aggregate gross proceeds of $1,256,640, and will be used for working capital and general corporate purposes.

On August 24, 2022, the Company’s shelf registration statement for up to $300,000,000 in securities was declared effective by the SEC. Under this shelf registration statement, the Company may offer and sell from time to time up to an aggregate of $300,000,000 of common shares (issued separately or upon exercise of warrants), warrants, debt securities, and units of the Company’s securities.

On October 29, 2022, the Company has entered into a Securities Purchase Agreement (the “Agreement 1”) with a purchaser. Pursuant to the Agreement 1, the Company agreed to sell to this purchaser 400,000 shares of common stock for a consideration of $236,000. On December 3, 2022, the Company issued 400,000 shares to this purchaser.

On November 23, 2022, the Company has entered into a Securities Purchase Agreement (the “Agreement 2”) with a purchaser. Pursuant to the Agreement 2, the Company agreed to sell to this purchaser 500,000 shares of common stock for a consideration of $257,500. On December 7, 2022, the Company issued 500,000 shares to this purchaser.

On February 22, 2023, the Company entered into a securities purchase agreement (the “Agreement”) pursuant to which the Company issued an unsecured senior convertible promissory note to a non-U.S. investor (the “Investor”). The Note will mature in 24 months after the effective date of the Note. The Note has an original principal amount of $40,000,000 and Investor paid a purchase price of $32,000,000, reflecting an original issue discount of 20%. The transaction contemplated under the Agreement was closed on February 22, 2023.

On February 24, 2023, the Company received a conversion notice from the Investor, and in accordance with the terms of the Note, the Company issued an aggregate of 80,000,000 ordinary shares, par value $0.01 per share, to the Investor and its designees at a conversion price of $0.50 per share, which represents the conversion floor price. The Investor waived the interest under the Note in connection with the full conversion of the Note. The Company fulfilled all its obligations under the Note upon conversion. Immediately following the issuance of the ordinary shares to the Investor, as of April 13, 2023, the Company has 85,145,041 ordinary shares issued and outstanding.

On March 31, 2023, the Company commenced a registered direct offering of Senior Convertible Promissory Notes with an institutional investor pursuant to a securities purchase agreement of the same date. Pursuant to the Agreement the Purchaser may purchase Senior Convertible Promissory Notes in the aggregate original principal amount of not more than $70 million. The Notes will mature on the second anniversary of their issuance date. The Notes have an original issue discount of 20%, resulting in an aggregate purchase price for the Offering of up to $56 million assuming the full purchase of Notes under the Agreement. Pursuant to the Agreement, the period during which the Purchaser may purchase the Notes began on March 31, 2023 and ends on May 11, 2023, the 30th business day after the Effective Date. There is no minimum commitment under the Agreement.

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

In 2022, the company ramped up investment banking team spending, expended the size of our support teams for our investment banking and fund management services businesses. The company announced that commencing March 6, 2023, the Company relocated its operations from Beijing to Hong Kong Special Administrative Region.

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

Pursuant to the investment agreement dated as of March 23, 2020, the Company acquired all outstanding securities of MMBD Investment Advisory Company Limited (“MMBD Advisory”) for a consideration of $1,000, which was subsequently given up by the Hinman Au. Prior to this transaction, all outstanding securities of MMBD Advisory were owned by Hinman Au, a director of the Company. MMBD Advisory was formed in January 2018 in the U.S. and is registered as an investment advisor firm under the laws of the State of New York on May 7, 2018. The firm intends to offer non-discretionary investment advisory services to individuals and advisory services to private fund managers.

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

Many small and medium-sized brokers do not have the capacity for research and development and are unwilling to bear high development costs. A licensed broker wishing to develop its own products and to build a comprehensive research and development team will need teams of engineers, developers of IOS and Android applications, of PC applications, and websites and online account set-up system. Most small- and medium-sized brokers are reluctant to invest in incur such costs.

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

Employees

Our principal offices are located in Hong Kong Special Administrative Region; we also have a technical research & development center in Beijing, office in Shenzhen, Shanghai, Chengdu, China, and we also operate a broker-dealer in New York City. As of April 13, 2023, we employed 55 people on a full-time basis, comprised of 5 employees in management, 30 employees in sales and marketing, 11 employees in research and development, and 9 employees in administration.

Intellectual Property Rights

We rely on our technology copyright to protect our domestic business interests and ensure our competitive position in our industry. We have placed a high priority on the management of our intellectual property. Some products that are material to our operating results incorporate technology copyright. Although technology copyright is important to the continued success of our products, we do not believe that our business, as a whole, is dependent on, or that its profitability would be materially affected by the revocation, termination, expiration or infringement upon any particular patent or copyright. We have applied for software copyright protection in China covering our software technology. We applied to National Copyright Administration of the P.R.C. for 27 software copyrights, which was approved on June 28, 2018, March 14, 2019 and September 1, 2021.

Properties

Our headquarters is located at Room 2302, 23/F, FWD Financial Center, 308 DES Voeux Road Central, Hong Kong. Our research and development center is located in Beijing. All of the facilities are leased. We believe our facilities are adequate for our current needs and we do not believe we will encounter any difficulty in extending the terms of the leases by which we occupy our respective premises. A summary description of our facilities locations follows:

Office	Address	Rental Term	Space
Headquarters	Room 2302, 23/F, FWD Financial Center, 308 DES Voeux Road Central, Hong Kong	October 25, 2021 – October 24, 2024	969 sq. Ft.

New York Center	575 Lexington Avenue New York, NY, 10022, USA	February 1, 2023 – July 31, 2023	Approximately 200 sq. Ft.

Beijing Research & Development Center	AF, 16/F, Block B, Jiacheng Plaza, 18 Xiaguangli, Chaoyang District, Beijing 100027	December 1, 2022 – November 30, 2025	6,920.66. sq. Ft.

Beijing Center	Room 2501, Block A, Yuanyangxinganxian Building, Xiaguangli, Chaoyang District, Beijing 100027	September 9, 2022 – October 7, 2024	4,262.72 sq. Ft.

Shenzhen Center	Room DD-12, TCL Building, 6 Gaoxin South Road 1, Shekou, Nanshan District, Shenzhen, Guangdong	January 1, 2023 – February 29, 2024	2 sq. Ft.

Chengdu Center	14/F, East tower, Lingdi Center, 3 Xiyu Street, Qingyang District, Chengdu, Sichuan	October 1, 2022 – September 30, 2022*	2 sq. Ft.

Shanghai Center	3/A, Jiali Building, 1155 Fandian Street, Pudong District, Shanghai	March 8, 2022 – April 30, 2022*	2 sq. Ft.

*	Expiration can continue to use, termination notice period 1-2 months.

Legal Proceedings

In the normal course of business, MM Global is engaged in various trading and brokerage activities on a principal and agency basis through a clearing broker. As a regulated FINRA broker-dealer MM Global is subject to regulatory trading inquiries and investigations to determine whether any violations of federal securities or FINRA rules may have occurred. As such, MM Global has responded to FINRA inquires.  MM Global submits Letter of Acceptance, Waiver, and Consent for the purpose of proposing a settlement of the alleged rule violations on September 9, 2022. Without admitting or denying the findings by FINRA related to Case Number 2019062623, the Company was censured, fined $450.000. Two individuals’ registration capacities were suspended for 45 days, fined $20,000 and $5,000 respectively. The Company elect to pay the fine via a 36 months’ installment plan with $38,250 installment fee. As of December 31, 2022 the Company has total unpaid balance of $334,800, recorded the current portion as “Accrued liabilities and other payables” and non-current portion as “Accrued Liabilities, Noncurrent” in consolidation financial statement.

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

Cash Transfers Within Our Organization

During the first three months of 2023 and each of the fiscal years ended December 31, 2020, 2021 and 2022, the only transfer of assets among MMTEC and its subsidiaries have consisted of cash. During that same period, there have been no distributions or dividends by any of our direct or indirectly held subsidiaries to MMTEC. During that same period MMTEC has not declared any dividends or made any distributions to its shareholders, including its U.S. investors, and we do not anticipate declaring a dividend in the foreseeable future.

MMTEC routinely provides cash to its subsidiaries either by way of capital contribution or by way of loan. All such loans are interest-free, unsecured and payable on demand. The proceeds of any such loan will be wired to the borrower subsidiary and will be recorded on our books as ‘Inter-Company due.’ Such loan amounts are eliminated in our consolidated financial statements. Cash transferred outside of our organization to satisfy our obligations to third parties are also effected via wire transfer.

MMTEC is a holding company incorporated in the British Virgin Islands, and we do not have any substantive operations other than indirectly holding the equity interest in our operating subsidiaries in China and other countries and regions. MMTEC relies on dividends paid by our subsidiaries and capital raised from the sale of our securities to satisfy our cash needs. The payment of dividends to MMTEC by our subsidiaries is effected by means of dividends by those entities to their direct parent and, as applicable, a redividend by that entity to MMTEC. Such dividends are effected by resolution of the board of directors of each such entity (after provision for applicable tax obligations).

China is a foreign exchange administration country. Capital injections, cross-border trade and services transactions settled in foreign exchange, overseas financing and profit repatriations are subject to the foreign exchange administration regulations. The Authority dealing with foreign exchange in China is the State Administration of Foreign Exchange (SAFE) and its local branches. A Chinese subsidiary owned by a foreign company must apply for registration of foreign exchange with the SAFE after the issuance of a business license and obtain a foreign exchange registration certificate. When the Chinese subsidiaries apply to repatriate dividends to foreign shareholders, they must submit the application form to SAFE with the proof that such dividends have been subjected to all applicable tax withholding. A Chinese subsidiary can only distribute dividends out of its accumulated profits, which means that any accumulated losses must be more than offset by its profits in other years, including the current year.

The cash transfers within the organization during the above-referenced periods were as follows:

For The Period From January 1, 2023 through April 13, 2023
Company (Wire transfer from)	Company (Wire transfer to)	Amount		Equivalent to amount (USD)	Purpose	Asset Type
MMTEC	MMBD Trading	US$	20,000	20,000	Capital contribution	Cash
MM Global	MMBD Trading	US$	220,000	220,000	Withdraw investment	Cash
MM Future	HC Securities	HK$	1,482,779	190,000	Intercompany loan for working capital	Cash
MMBD Trading	MM Future	US$	220,000	220,000	Intercompany loan for working capital	Cash
MMBD Trading	MM Global	US$	20,000	20,000	Capital contribution	Cash

For The Year 2022
Company (Wire transfer from)	Company (Wire transfer to)	Amount		Equivalent to amount (USD)	Purpose	Asset Type
MMTEC	MMBD Trading	US$	850,000	850,000	Capital contribution	Cash
MMTEC	MM Future	US$	6,350,000	6,350,000	Capital contribution	Cash
MMTEC	HC Securities	HK$	1,500,000	191,522	Capital contribution	Cash
MM Future	Gujia	RMB	24,642,492	3,700,000	Capital contribution	Cash
MM Future	Fundex	US$	5,000	5,000	Intercompany loan for working capital	Cash
MMBD Trading	MM Global	US$	850,000	850,000	Capital contribution	Cash
Gujia	MM Future	RMB	716,680	100,000	Consulting service fee	Cash

For The Year 2021
Company (Wire transfer from)	Company (Wire transfer to)	Amount		Equivalent to amount (USD)	Purpose	Asset Type
MMTEC	MMBD Trading	US$	330,000	330,000	Capital contribution	Cash
MM Future	MMTEC	US$	5,000	5,000	Intercompany loan for working capital	Cash
MMTEC	MM Future	US$	5,000	5,000	Intercompany loan for working capital	Cash
MMTEC	MM Future	US$	4,495,000	4,495,000	Capital contribution	Cash
MMTEC	HC Securities	HK$	5,500,000	706,528	Capital contribution	Cash
MMTEC	HC Securities	US$	2,000,000	2,000,000	Intercompany loan for working capital	Cash
HC Securities	MMTEC	US$	1,446,209	1,446,209	Intercompany loan for working capital	Cash
MM Future	Gujia	RMB	18,160,500	2,800,000	Capital contribution	Cash
MMBD Trading	MM Global	US$	320,000	320,000	Capital contribution	Cash

For the year 2020
Company (Wire transfer from)	Company (Wire transfer to)	Amount		Equivalent to amount (USD)	Purpose	Asset type
MMTEC	MMBD Trading	US$	100,000	100,000	Capital contribution	Cash
HC Securities	MMTEC	US$	60,000	60,000	Intercompany loan for working capital	Cash
MM Future	Gujia	RMB	8,280,199	1,180,000	Capital contribution	Cash
MMBD Trading	MM Global	US$	100,000	100,000	Capital contribution	Cash
MM Future	HC Securities	US$	445,162	445,162	Intercompany loan for working capital	Cash
HC Securities	MM Future	US$	600,000	600,000	Intercompany loan for working capital	Cash

The enforceability and treatment of the intercompany agreements within our organization, including the intercompany loan agreements described above used in connection with intercompany cash transfers, have not been tested in court.

C.	Organizational Structure

The following chart illustrates MMTec’s organizational structure as of April  13, 2023:

D.	Property, Plant and Equipment

For a listing of our properties, see “Item 4.B. Business Overview - Properties.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations for the years ended December 31, 2022, 2021 and 2020 should be read in conjunction with our consolidated financial statements and related notes to those consolidated financial statements that are included elsewhere in this report. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this report.

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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Comparison of Results of Operations for the Years Ended December 31, 2022 and 2021.

Revenue

The following table sets forth the components of our net revenues by amounts and percentages of our total net revenues for the periods presented:

	For the Year Ended December 31,
	2022		2021
	US$	%	US$	%
Net revenues:
Software sales and maintenance	676,049	61.5%	-	-%
Placement agent services	372,677	33.9%	-	-%
Market data services	20,619	1.9%	107,184	16.4%
Fund management fee	25,782	2.3%	153,494	23.5%
Commissions	-	-%	390,569	59.8%
Other revenue	4,006	0.4%	1,789	0.3%
Total net revenues	1,099,133	100.0%	653,036	100.0%

For the years ended December 31, 2022 and 2021, we had revenue from Software development and maintenance sales to our customers of $676,049 and $0, respectively. As a result of business development and our acquisition of MMBD Trading, which has a fully owned subsidiary, MM Global, that engages in a single line of business as a securities broker-dealer, our Company also had Placement agent services revenue of $372,677 and $0, and other related revenue of $4,006 and $1,789, for the years ended December 31, 2022 and 2021, respectively. The company did not generate commissions revenue in 2022 and had commissions revenue of $390,569 in 2021. For the years ended December 31, 2022 and 2021, we had revenue from performing market data services for our customers of $20,619 and $107,184, respectively. MMBD Advisory is the administrator and investment advisor of MM Fund Growth SP. MM Fund Growth SP will pay the investment advisor a management fee, out of the assets of the Portfolio. We had revenue from fund management services of MM Fund Growth SP of $25,782 and $153,494 for the years ended December 31, 2022 and 2021.

Cost of Revenue

Cost of revenue consists primarily of internal labor cost and related benefits, and other overhead costs that are directly attributable to services provided.

For the years ended December 31, 2022 and 2021, cost of revenue was $231,084 and $141,302, respectively.

Gross Profit and Gross Margin

Our gross profit was $868,049 for the year ended December 31, 2022, representing gross margin of 79.0%.  Gross profit was $511,734 for the year ended December 31, 2021, representing gross margin of 78.4%. Our increased gross margin was primarily attributable to our newly launched businesses, placement agent services and software sales and maintenance, which have a higher gross profit and gross margin than our other businesses.

Operating Expenses

During the years ended December 31, 2022 and 2021 operating expenses included selling and marketing, payroll and related benefits, professional fees, and other general and administrative expenses.

Selling and Marketing Expenses

Selling and marketing expenses totaled $1,007,652 for the year ended December 31, 2022, as compared to $303,079 for the year ended December 31, 2021, an increase of $704,573 or 232.5%. During the year ended December 31, 2022, the increase was primarily attributable to the increase in selling staff.

Payroll and Related Benefits

Payroll and related benefits totaled $2,609,849 for the year ended December 31, 2022, as compared to $2,446,019 for the year ended December 31, 2021, an increase of $163,830 or 6.7%. As a result of the expansion of the Company’s overall business scale, the Company increased the size of and level of spending on support team for investment banking business.

Professional Fees

For the years ended December 31, 2022 and 2021, Professional Fees consisted of the following:

	Year Ended	Year Ended
	December 31,	December 31,
	2022	2021
Audit fees	$267,283	$231,120
Legal fees	286,508	479,126
Financial consulting fees	519,956	664,916
Advisory fees	83,333	319,820
Others	54,585	388,037
	$1,211,665	$2,083,019

●	For the year ended December 31, 2022, audit fees increased by $36,163, or 15.6%, as compared to the year ended December 31, 2021. The increase was primarily attributable to the increasing audit fee charged by MaloneBailey, LLP.

●	For the year ended December 31, 2022, legal fees decreased by $192,618, or 40.2%. The decrease was primarily attributable to the fact that legal services incurred in 2022 were relatively routine in contrast to 2021 when the Company incurred additional legal expenses in connection with its public offering and license application.

●	For the year ended December 31, 2022, financial consulting fee decreased by $144,960, or 21.8%. The decrease was primarily attributable to less demand for financial consulting in 2022.

●	For the year ended December 31, 2022, advisory fees decreased by $236,487, or 73.9%. The decrease was primarily attributable to a reduction in consulting services due to decreased commission business activities in 2022.

●	For the year ended December 31, 2022, other miscellaneous items decreased by $333,452, or 85.9%. The decrease was primarily attributable to a reduction in the Company’s the broker dealer business .

Other General and Administrative Expenses

For the years ended December 31, 2022 and 2021, other general and administrative expenses consisted of the following:

	Year Ended	Year Ended
	December 31,	December 31,
	2022	2021
Rent and related utilities	$413,238	$398,449
ETC clearing cost	32,000	153,179
Technical service fee	192,957	279,859
Referral fee	-	120,000
NASDAQ application and listing fee	59,500	32,672
Travel and entertainment	70,905	109,337
ATS execution fee	-	55,524
Fund SPC service fee	190,347	83,964
Training fee	27,981	84,833
Bad debt expense	100,000	550,000
Regulatory Fee	516,234	-
Others	328,336	294,984
	$1,931,498	$2,162,801

●	For the year ended December 31, 2022, rent and related utilities increased by $14,789, or 3.7%, as compared to the year ended December 31, 2021. The increase was primarily attributable to the increase in our office space resulting from our business needs.

●	For the year ended December 31, 2022, ETC clearing cost for broker dealer decreased by $121,179, or 79.1%, as compared to the year ended December 31, 2021. The decrease was primarily attributable to MM Global’s suspension of the development of a retail broker dealer business line.

●	For the year ended December 31, 2022, technical service fee decreased by $86,902, or 31.1%, The decrease was primarily attributable to demand for technical service reduction in 2022.

●	For the year ended December 31, 2022, the company did not incur referral fee and incur $120,000 corresponding expenses in the year ended December 31, 2021. The decrease was primarily attributable to referral of investor and promotion of financing related to the private placement in 2021 but there was no such activity in 2022.

●	For the year ended December 31, 2022, NASDAQ application and listing fees increased by $26,828, or 82.1%, as compared to the year ended December 31, 2021. The NASDAQ application and listing fees increase was primarily attributable to increasing annual listing fee and service fees charged by NASDAQ.

●	For the year ended December 31, 2022, travel and entertainment expenses decreased by $38,432, or 35.2%, as compared to the year ended December 31, 2021, which was mainly attributable to increased impact of COVID-19 on travel and entertainment in 2022.

●	For the year ended December 31, 2022, ATS execution fee for broker-dealer services was $0 compared to $55,524 for the year ended December 31, 2021. The decrease was primarily attributable to a reduction by MM Global of activities relating to the retail broker dealer business line in 2022.

●	For the year ended December 31, 2022, Fund SPC service fees increased by $106,383, or 126.7%, as compared to the year ended December 31, 2021. We formed 5 new segregated portfolio of Fundex SPC and MM Fund SPC in the year ended December 31, 2022.

●	For the year ended December 31, 2022, training fee decreased by $56,852, or 67.0%, as compared to the year ended December 31, 2021, which was mainly attributable to the reduced employee training activities from outside in the year ended December 31, 2022

●

For the year ended December 31, 2022, bad debt expense decreased by $450,000, or 81.8%, the Company fully recorded allowance for bad debts of loan receivable from HY future limited in 2022 and fully recorded allowance for bad debts of loan receivable from HuaMei Trading Management Limited due to its poor performance in 2021.

●	For the year ended December 31, 2022, regulatory fees increased by $516,234 compared to $0 in the year ended December 31, 2021. The increase was primarily attributable to the fine paid by the Company in connection with a settlement entered into with FINRA.

●	Other general and administrative expenses were primarily comprised of office supplies, internet service fee, and depreciation. For the year ended December 31, 2022, other general and administrative expenses increased by $33,352, or 11.3%, as compared to the year ended December 31, 2021. This increase was primarily attributable to more office supplies used in headquarter and Beijing center.

Loss from Operations

As a result of the foregoing, for the year ended December 31, 2022, loss from operations amounted to $5,892,615, as compared to $6,483,184 for the year ended December 31, 2021, a decrease of $590,569, or 9.1%.

Other Income (Expense)

Other income (expense) mainly includes interest income from bank deposits, other income (expense), foreign currency transaction gain (loss), loss on equity method investment and impairment loss on long-term investment. Other income, net, totaled $247,239 for the year ended December 31, 2022, as compared to other expense of $567,571 for the year ended December 31, 2021, a change of $814,810, which was mainly attributable to an increase in interest income from bank deposits and loan receivable of $92,714, a decrease on impairment loss on long-term investment of $585,333, a decrease in foreign currency transaction loss of $185,171, and a decrease in other income of $48,408.

Income Taxes

We did not have any income taxes expense for the years ended December 31, 2022 and 2021 since we did not generate any taxable income in these two fiscal years.

Net Loss

As a result of the factors described above, our net loss was $5,645,376, or $1.61 per share (basic and diluted), for the year ended December 31, 2022. Our net loss was $7,050,755, or $2.88 per share (basic and diluted), for the year ended December 31, 2021.

Foreign Currency Translation Adjustment

Our reporting currency is the U.S. dollar. The functional currency of our parent company - MMTEC, MM Future, MM Fund, MM Capital, HC Securities, MMBD Trading, MM Global, MMBD Advisory, Fundex SPC and MM SPC, is the U.S. dollar and the functional currency of Gujia, is the Chinese Renminbi (“RMB”). The financial statements of our subsidiaries whose functional currency is the RMB are translated to U.S. dollars using period end rates of exchange for assets and liabilities, average rate of exchange for revenue and expenses and cash flows, and at historical exchange rates for equity. As a result of foreign currency translations, which are a non-cash adjustment, we reported a foreign currency translation loss of $184,885 and a foreign currency translation gain $45,115 for the years ended December 31, 2022 and 2021 respectively. This non-cash loss had the effect of increasing our reported comprehensive loss in 2022.

Comprehensive Loss

As a result of our foreign currency translation adjustment, we had comprehensive loss of $5,830,261 and $7,005,640 for the years ended December 31, 2022 and 2021, respectively.

Comparison of Results of Operations for the Years Ended December 31, 2021 and 2020

For a discussion of our results of operations for the fiscal year ended December 31, 2021 compared with the fiscal year ended December 31, 2020, see “Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS — RESULTS OF OPERATIONS— Comparison of Results of Operations for the Years Ended December 31, 2021 and 2020” of our annual report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on April 22, 2022.

Foreign Currency Exchange Rate Risk

Our operations are in China. Thus, our revenues and operating results may be impacted by exchange rate fluctuations between RMB and US dollars. For the years ended December 31, 2022, 2021 and 2020, we had unrealized foreign currency translation gain of approximately $185,000, unrealized foreign currency translation loss of approximately $39,000 and unrealized foreign currency translation gain of approximately $118,000, respectively, because of changes in the exchange rate.

Inflation

The effect of inflation on our revenue and operating results was not significant.

B.	Liquidity and Capital Resources

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis. As of December 31, 2022 and 2021, we had cash balance of approximately $3,825,000 and $11,206,000, respectively. A portion of these funds are kept in financial institutions located in China.

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

The following table sets forth a summary of changes in our working capital from December 31, 2021 to December 31, 2022:

			December 31, 2021 to
			December 31, 2022
	December 31,	December 31,		Percentage
	2022	2021	Change	Change
Working capital:
Total current assets	$9,035,211	$13,848,423	$(4,813,212)	-34.8%
Total current liabilities	1,173,923	1,128,232	45,691	4.0%
Working capital	$7,861,288	$12,720,191	$(4,858,903)	-38.2%

Our working capital decreased by $4,858,903 to working capital of $7,861,288 as of December 31, 2022 from working capital of $12,720,191 as of December 31, 2021. The decrease in working capital was primarily attributable to a decrease in cash and cash equivalents of approximately $7,381,000, a decrease in security deposits - current portion of approximately $94,000, a decrease in prepaid expenses and other current assets of approximately $73,000, an increase in salary payable of approximately $97,000, an increase in accrued liabilities and other payables of approximately $23,000 and an increase in operating lease liabilities - current portion of approximately $49,000, offset by an increase in accounts receivable of approximately $101,000, an increase in loan receivable, net of approximately $2,521,000, an increase in deferred offering cost of approximately $113,000 and a decrease in deferred revenue of approximately $123,000.

Because the exchange rate conversion is different for the consolidated balance sheets and the consolidated statements of cash flows, the changes in assets and liabilities reflected on the consolidated statements of cash flows are not necessarily identical with the comparable changes reflected on the consolidated balance sheets.

Cash Flows for the Years Ended December 31, 2022, 2021 and 2020

The following summarizes the key components of our cash flows for the years ended December 31, 2022, 2021 and 2020:

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Net cash used in operating activities	$(5,590,567)	$(4,096,506)	$(1,982,847)
Net cash used in investing activities	(3,544,105)	(2,593,181)	(331,944)
Net cash provided by financing activities	1,750,140	16,471,560	37,250
Effect of exchange rate on cash and cash equivalents	3,789	(1,579)	60,946
Net increase (decrease) in cash and cash equivalents	$(7,380,743)	$9,780,294	$(2,216,595)

Net cash flow used in operating activities for the year ended December 31, 2022 was $5,590,567, which primarily reflected our net loss of approximately $5,645,376, and the changes in operating assets and liabilities primarily consisting of a decrease in prepaid expenses and other current assets of approximately $33,000, an increase in salary payable of approximately $108,000, an increase in accrued liabilities and other payables of approximately $252,000, offset by a decrease of operating lease liability of approximately $390,000, a decrease in accounts receivable of approximately $104,000, a decrease in deferred revenue of approximately $117,000, a decrease in security deposits of approximately $27,000, and the add-back of non-cash items consisting of noncash lease expense of approximately $368,000, depreciation of approximately $66,000, bad debt expense of $100,000, foreign currency transaction gain of approximately $147,000, and other noncash income of approximately $89,000.

Net cash flow used in operating activities for the year ended December 31, 2021 was $4,096,506, which primarily reflected our net loss of approximately $7,051,000, and the changes in operating assets and liabilities primarily consisting of an increase in accrued liabilities and other payables of approximately $274,000, an increase in deferred revenue of approximately $122,000, and an increase in salary payable of approximately $143,000, a decrease in security deposits of approximately $466,000, offset by an increase in accounts receivable of approximately $148,000, an increase in prepaid expenses and other current assets of approximately $55,000, a decrease of operating lease liability of approximately $394,000, and the add-back of non-cash items consisting of noncash lease expense of approximately $353,000, depreciation of approximately $40,000, impairment loss on long-term investment of approximately $585,000, bad debt expense of $550,000, stock-based compensation of approximately $1,024,000, foreign currency transaction loss of approximately $39,000 and other noncash expenses of approximately $1,000, and the deduction of gain on extinguishment of debt of approximately $42,000, gain on lease termination of approximately $4,000.

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

Net cash flow used in investing activities was $3,544,105 for the year ended December 31, 2022 as compared to $2,593,181 for the year ended December 31, 2021 and $331,944 for the year ended December 31, 2020. During the year ended December 31, 2022, the Company made payments for purchases of property and equipment of approximately $4,000, made loans to third parties of $2,615,000, and made deposits for business acquisitions of $1,000,000, offset by collection of loan to third parties of $75,000. During the year ended December 31, 2021, the Company made payments for purchase of property and equipment of approximately $37,000, and for purchase of long-term investments of $350,000, and loan to third parties of $2,300,000, offset by collection of loan to related party of approximately $94,000. During the year ended December 31, 2020, the Company made payments for purchase of property and equipment of $18,000, and for purchase of long-term investments of approximately $874,000, offset by collection of loan to related party of approximately $80,000, collection of loan to employee of approximately $174,000 and collection of investment refund of approximately $307,000.

Net cash flow provided by financing activities was $1,750,140 for the year ended December 31, 2022 as compared to $16,471,560 for the year ended December 31, 2021 and $37,250 for the year ended December 31, 2020. During the year ended December 31, 2022, we received proceeds from issuance of stocks of approximately $1,750,000. During the year ended December 31, 2021, we received proceeds from issuance of stocks of approximately $16,637,000, offset by payment on finance lease of approximately $163,000, repayments made to related parties of approximately $2,000. During the year ended December 31, 2020, we received proceeds from long-term loan of approximately $41,000, offset by repayments made to related parties of approximately $4,000.

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

Initial Public Offering

On January 7, 2019, we completed our initial public offering (the “IPO”) on the NASDAQ Capital Market under the symbol of “MTC”. We offered 1,800,000 common shares at $4 per share. Net proceeds raised by us from the initial public offering amounted to approximately $6,478,801 after deducting underwriting discounts and commissions and other offering expenses. Out of the $6.5 million net proceeds, $500,000 was deposited into an escrow account to satisfy the initial $500,000 in potential indemnification obligations arising during an escrow period of two years following the closing date of January 7, 2019. On January 7, 2019, we sold additional 270,000 common shares at $4 per share. Net proceeds raised by us amounted to $993,600 after deducting underwriting discounts. As a result, we raised a total of $7,472,401 from the issuance of 2,070,000 shares of common stock in January 2019.

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

 On August 10, 2022, the Company entered into a common stock purchase agreement, with VG Master Fund SPC, under which, subject to specified terms and conditions, the Company may sell to Investor up to $6.0 million of shares of common stock, par value $0.01 per share, from time to time during the term of the Purchase Agreement. On August 12, 2022, the Company amended and restated the common stock purchase agreement with VG Master Fund SPC which was initially entered into on August 10, 2022. Under the Purchase Agreement, subject to specified terms and conditions, the Company may, from time to time during the term of the Purchase Agreement, sell to Investor up to the lesser of (a) $5.5 million of shares of common stock, par value $0.01 per share, and (b) the maximum amount of securities the Company is permitted to issue under its existing shelf registration statement, which was declared effective by the SEC on July 21, 2020. In consideration for entering into the Purchase Agreement, the Company issued 53,334 shares of common stock to Investor as consideration for Investor’s commitment to. As of December 31, 2022, the Company sold the 1,050,000 common shares for aggregate gross proceeds of $1,256,640, and will be used for working capital and general corporate purposes.

On August 24, 2022, the Company’s shelf registration statement for up to $300,000,000 in securities was declared effective by the SEC. Under this shelf registration statement, the Company may offer and sell from time to time up to an aggregate of $300,000,000 of common shares (issued separately or upon exercise of warrants), warrants, debt securities, and units of the Company’s securities.

On October 29, 2022, the Company has entered into a Securities Purchase Agreement (the “Agreement 1”) with a purchaser. Pursuant to the Agreement 1, the Company agreed to sell to this purchaser 400,000 shares of common stock for a consideration of $236,000. On December 3, 2022, the Company issued 400,000 shares to this purchaser.

On November 23, 2022, the Company has entered into a Securities Purchase Agreement (the “Agreement 2”) with a purchaser. Pursuant to the Agreement 2, the Company agreed to sell to this purchaser 500,000 shares of common stock for a consideration of $257,500. On December 7, 2022, the Company issued 500,000 shares to this purchaser.

On February 22, 2023, the Company entered into a securities purchase agreement (the “Agreement”) pursuant to which the Company issued an unsecured senior convertible promissory note to a non-U.S. investor (the “Investor”). The Note will mature in 24 months after the effective date of the Note. The Note has an original principal amount of $40,000,000 and Investor paid a purchase price of $32,000,000, reflecting an original issue discount of 20%. The transaction contemplated under the Agreement was closed on February 22, 2023.

On February 24, 2023, the Company received a conversion notice from the Investor, and in accordance with the terms of the Note, the Company issued an aggregate of 80,000,000 ordinary shares, par value $0.01 per share, to the Investor and its designees at a conversion price of $0.50 per share, which represents the conversion floor price. The Investor waived the interest under the Note in connection with the full conversion of the Note. The Company fulfilled all its obligations under the Note upon conversion. Immediately following the issuance of the ordinary shares to the Investor, the Company has 85,145,041 ordinary shares issued and outstanding.

On March 31, 2023, the Company commenced a registered direct offering of Senior Convertible Promissory Notes with an institutional investor pursuant to a securities purchase agreement of the same date. Pursuant to the Agreement the Purchaser may purchase Senior Convertible Promissory Notes in the aggregate original principal amount of not more than $70 million. The Notes will mature on the second anniversary of their issuance date. The Notes have an original issue discount of 20%, resulting in an aggregate purchase price for the Offering of up to $56 million assuming the full purchase of Notes under the Agreement. Pursuant to the Agreement, the period during which the Purchaser may purchase the Notes began on March 31, 2023 and ends on May 11, 2023, the 30th business day after the Effective Date. There is no minimum commitment under the Agreement.

C.	Research and development, patents and licenses

Expenditures for research and product development costs are expensed as incurred.

For the years ended December 31, 2022, 2021 and 2020, research and development expenses were $828,869, $744,422, and $410,840, respectively.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Position
Xiangdong Wen (1) (2)	38	Chairman of the Board and Chief Executive Officer
Min Kong (1)	34	Chief Financial Officer
Qingshun Meng (1) (3) (5) (6) (7)	63	Independent Director
Hinman Au (1) (4)	57	Director
Dan Fu(1) (4) (5) (6) (7)	36	Independent Director
Shufang Lai(1) (3) (5) (6) (7)	36	Independent Director, Chairman of Audit Committee

(1)	The individual’s business address is c/o Gujia (Beijing) Technology Co., Ltd., AF, 16/F, Block B, Jiacheng Plaza, 18 Xiaguangli, Chaoyang District, Beijing, 100027 China.

(2)	Class C director whose term expires at the 2022 succeeding annual meeting of shareholders.

(3)	Class B director whose term expires at the 2024 succeeding annual meeting of shareholders.

(4)	Class A director whose term expires at the 2023 annual meeting of shareholders.

(5)	Member of audit committee.

(6)	Member of compensation committee.

(7)	Member of nominating committee.

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

B.	Compensation

Executive Compensation

The following table shows the annual compensation paid by us for the years ended December 31, 2022, 2021 and 2020:

			Equity	All Other	Total
Name/principal position	Year	Salary	Compensation	Compensation	Paid
Xiangdong Wen, CEO	2020	$32,860	$-	$4,025	$36,885
	2021	$170,724	$-	$2,564	$173,288
	2022	$305,101	$-	$8,974	$314,075

Min Kong, CFO	2020	$40,486	$-	$5,184	$45,670
	2021	$99,206	$313,250	$5,503	$417,959
	2022	$108,342	$	$8,981	$117,323

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

	2020	2021	2022
Number of Employees	31	65	57

E.	Share Ownership

See Item 7 below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

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

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to subscribe for within 60 days of April 13, 2023. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all common shares that they beneficially own, subject to applicable community property laws. None of the stockholders listed in the table are a broker-dealer or an affiliate of a broker dealer. None of the stockholders listed in the table are located in the United States and none of the common shares held by them are located in the United States. Applicable percentage ownership is based on 85,145,041 common shares outstanding as of April 13, 2023. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o MM Future Technology Limited.,Room 2302, 23rd Floor, FWD Financial Center, 308 Des Voeux Road Central, Sheung Wan, Hong Kong.

Beneficial Ownership
Name of Beneficial Owner	Common Shares	Percentage
Xiangdong Wen * (1)	327,599	0.4%
Min Kong *	35,000	0.0%
Hinman Au *	-	**
Qingshun Meng *	-	**
Shufang Lai *	-	**
Dan Fu *	-	**
All officers and directors as a group (6 persons)	362,599	0.4%

5% or greater beneficial owners
-	-	** %
5% or greater beneficial owners as a group	-	** %

*	Officer and/or director of our company

**	Less than 1%

(1)	Represent (i) 309,600 shares owned by Mr. Wen and (ii) 54,001 shares owned by MMBD Information Technology Limited, of which Mr. Wen holds 33.33%. This takes into account the 1-for-10 reverse stock split on the Company’s common stock that was effectuated on July 13, 2022. MMBD Information Technology Limited, a Hong Kong corporation with the mailing address of Rm 18D 27/F Ho King Comm. Ctr., 2-16 Fayuen St. Mongkok, Hong Kong 999077 China.

As of April 13, 2023, there were 39 registered holders of record of our common shares, based upon information received from our stock transfer agent. However, this number does not include beneficial owners whose shares were held of record by nominees or broker dealers. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company. To our knowledge, no other shareholder beneficially owns more than 5% of our shares. Our company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. Our major shareholders do not have any special voting rights.

B.	Related Party Transactions

Due to Related Parties

As of December 31, 2022 and 2021, balances of due to related parties were $0.

During fiscal year ended December 31, 2020, Hinman Au, a director of the Company, paid $4,000 expenses on behalf of the Company.

Shareholders’ Contribution

During the years ended December 31, 2022, 2021 and 2020, there were no shareholder contributions to the Company for working capital needs.

C.	Interests of Experts and Counsel

Not required.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

See Item 18 for our audited consolidated financial statements.

Legal Proceedings

In the normal course of business, MM Global is engaged in various trading and brokerage activities on a principal and agency basis through a clearing broker. As a regulated FINRA broker-dealer MM Global is subject to regulatory trading inquiries and investigations to determine whether any violations of federal securities or FINRA rules may have occurred. As such, MM Global has responded to FINRA inquires and continues to be subject to an open matter. MM Global submits Letter of Acceptance, Waiver, and Consent for the purpose of proposing a settlement of the alleged rule violations on September 9, 2022. Without admitting or denying the findings by FINRA related to Case Number 2019062623, the Company was censured, fined $450.000. Two individuals’ registration capacities were suspended for 45 days, fined $20,000 and $5,000 respectively. The Company elect to pay the fine via a 36 months’ installment plan with $38,250 installment fee. As of December 31, 2022 the Company has total unpaid balance of $334,800 and recorded as “Accounts Payable” and non-current portion as “Accrue Liabilities, Non-current” in consolidation financial statement.

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

On August 10, 2022, the Company entered into a common stock purchase agreement, with VG Master Fund SPC, under which, subject to specified terms and conditions, the Company may sell to Investor up to $6.0 million of shares of common stock, par value $0.01 per share, from time to time during the term of the Purchase Agreement. On August 12, 2022, the Company amended and restated the common stock purchase agreement with VG Master Fund SPC which was initially entered into on August 10, 2022. Under the Purchase Agreement, subject to specified terms and conditions, the Company may, from time to time during the term of the Purchase Agreement, sell to Investor up to the lesser of (a) $6.0 million of shares of common stock, par value $0.01 per share, and (b) the maximum amount of securities the Company is permitted to issue under its existing shelf registration statement, which was declared effective by the SEC on July 21, 2020. In consideration for entering into the Purchase Agreement, the Company issued 53,334 shares of common stock to Investor as consideration for Investor’s commitment to. As of December 31, 2022, the Company sold the 1,050,000 common shares for aggregate gross proceeds of $1,256,640, and will be used for working capital and general corporate purposes.

D.	Exchange controls

BVI Exchange Control

Under BVI law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

China Exchange Control

Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations (1996), as amended on August 5, 2008, the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996) and the Interim Measures on Administration on Foreign Debts (2003). Under these regulations, Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for most capital account items, such as direct investment, loans, repatriation of investment and investment in securities outside China, unless the prior approval of SAFE or its local counterparts is obtained. In addition, any loans to an operating subsidiary in China that is a foreign invested enterprise, cannot, in the aggregate, exceed the difference between its respective approved total investment amount and its respective approved registered capital amount. Furthermore, any foreign loan must be registered with SAFE or its local counterparts for the loan to be effective. Any increase in the amount of the total investment and registered capital must be approved by the China Ministry of Commerce or its local counterpart. We may not be able to obtain these government approvals or registrations on a timely basis, if at all, which could result in a delay in the process of making these loans.

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

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2022. Our actual PFIC status for the current taxable years ending December 31, 2022 will not be determinable until after the close of such year and, accordingly, there is no guarantee that we will not be a PFIC for the current year. PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Interest Rate Risk

As of December 31, 2022, we had no short-term borrowings and long-term borrowings. As of December 31, 2021, we had no short-term borrowings. Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash deposits with our banks. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates.

Credit Risk

As of December 31, 2022 and 2021, we had cash and cash equivalents of $3,825,477 and $11,206,220, respectively. Our cash and cash equivalents are invested primarily in savings and deposit accounts with original maturities of three months or less. Savings and deposit accounts generate a small amount of interest income.

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

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. The RMB depreciated by 2.3% in fiscal 2021 and appreciated by 9.2% in fiscal year 2022. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

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

As of December 31, 2022, we have used all amounts of the net proceeds from our IPO.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022. Based on that evaluation, management, including our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures as of December 31, 2022 were effective.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management has concluded that our internal control over financial reporting was effective as of December 31, 2022.

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

Changes in Internal Controls over Financial Reporting

Except as discussed above, during the year ended December 31, 2022, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect our company’s internal control over financial reporting. It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance; our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Audit Fees

During 2022 and 2021, MaloneBailey, LLP’s fees for the annual audit of our financial statements and the periodic reviews of the financial statements were $240,000 and $230,025, respectively.

Audit-Related Fees

During 2022 and 2021, the Company incurred $25,000 and nil audit-related services for services that are reasonably related to performance of the audit or review or our financial statements and are nor reported under “Audit Fees.” These services include attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.

Tax Fees

The company has not paid MaloneBailey, LLP for tax services in 2022 and 2021.

All Other Fees

The company has not paid MaloneBailey, LLP for any other services in 2022 and 2021.

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

There were no changes to our certifying accountants for the year ended December 31, 2022.

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

ITEM 18. FINANCIAL STATEMENTS

The financial statements are filed as part of this Annual Report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Memorandum and Articles of Association (1).
2.1	Specimen Share Certificate (1).
2.2	Description of Securities
4.1	Underwriting Agreement (1)
4.2	Employment Agreement between the Company and CEO (1).
4.3	Employment Agreement between the Company and CFO (1).
4.4	Individual Loan Contract with Zhen Fan (1).
4.5	Individual Loan Contract with Xiangdong Wen (1).
4.6	Lease Agreement (1).
4.7	Share Repurchase Agreement (1).
4.8	Form of Securities Purchase Agreement entered into on February 22, 2021, by MMTec, Inc. and certain institutional investors (2).
4.9	Form of Securities Purchase Agreement entered into on December 20, 2021, by MMTec, Inc. and an investor (3).
8.1	List of Subsidiaries of the Registrant (1).
11.1	Code of Conduct and Ethics (1).
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Malone Bailey LLP.
99.1	Charter of the Audit Committee (1).
99.2	Charter of the Compensation Committee (1).
99.3	Charter of the Nominating Committee (1).
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

(1)	Previously filed as part of the registration statement filed with the SEC on October 22, 2018 and incorporated by reference herein by reference.

(2)	Incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K filed with the SEC on February 22, 2021 and incorporated by reference by reference.

(3)	Incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K filed with the SEC on December 21, 2021 and incorporated by reference by reference.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MMTec, Inc.

April 13, 2023	By:	/s/ Xiangdong Wen
		Name:	Xiangdong Wen
		Title:	Chief Executive Officer (Principal Executive Officer)

April 13, 2023	By:	/s/ Min Kong
		Name:	Min Kong
		Title:	Chief Financial Officer (Principal Financial and Accounting Officer)

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022, 2021 and 2020

MMTEC, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022, 2021 and 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

MMTEC, INC. and subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MMTEC, INC. and its subsidiaries (collectively, the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

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

Houston, Texas

April 13, 2023

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

	As of
	December 31, 2022	December 31, 2021
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,825,477	$11,206,220
Accounts receivable, net	295,683	194,856
Loan receivable, net	4,620,824	2,100,000
Security deposits - current	8,274	102,326
Prepaid expenses and other current assets	172,205	245,021
Deferred offering cost	112,748	-

Total Current Assets	9,035,211	13,848,423

NON-CURRENT ASSETS:
Security deposit - noncurrent	140,746	29,460
Property and equipment, net	184,423	267,433
Deposit for business acquisition	1,000,000	-
Operating lease right-of-use asset	1,055,127	442,185

Total Non-current Assets	2,380,296	739,078

Total Assets	$11,415,507	$14,587,501

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Deferred revenue	$-	$123,434
Salary payable	372,980	276,356
Accrued liabilities and other payables	395,352	372,168
Operating lease liabilities, current	405,591	356,274
Total Current Liabilities	1,173,923	1,128,232

NON-CURRENT LIABILITIES:
Accrued liabilities, noncurrent	209,250	-
Operating lease liabilities, noncurrent	647,983	107,545

Total Non-current Liabilities	857,233	107,545

Total Liabilities	2,031,156	1,235,777

Commitments and Contingencies

SHAREHOLDERS’ EQUITY:
Common shares ($0.01 par value, 5,000,000,000 shares authorized, 5,145,041 and 3,137,001 shares issued and outstanding at December 31, 2022 and 2021, respectively) *	51,451	31,370
Additional paid-in capital	31,727,407	29,884,600
Accumulated deficit	(22,253,030)	(16,607,654)
Accumulated other comprehensive income (loss)	(141,477)	43,408

Total Shareholders’ Equity	9,384,351	13,351,724

Total Liabilities and Shareholders’ Equity	$11,415,507	$14,587,501

*	After giving effect to the reverse stock split effected on July 13, 2022. Also see Note 13.

The accompanying notes to consolidated financial statements are an integral part of these statements.

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(IN U.S. DOLLARS)

	For the Year Ended	For the Year Ended	For the Year Ended
	December 31, 2022	December 31, 2021	December 31, 2020

REVENUE	$1,099,133	$653,036	$742,125

COST OF REVENUE	231,084	141,302	7,405

GROSS PROFIT	868,049	511,734	734,720

OPERATING EXPENSES:
Selling and marketing	1,007,652	303,079	244,163
General and administrative
Payroll and related benefits	2,609,849	2,446,019	1,024,565
Professional fees	1,211,665	2,083,019	1,744,395
Other general and administrative	1,931,498	2,162,801	905,748

Total Operating Expenses	6,760,664	6,994,918	3,918,871

LOSS FROM OPERATIONS	(5,892,615)	(6,483,184)	(3,184,151)

OTHER INCOME (EXPENSE):
Interest income	94,372	1,658	30,478
Impairment loss on long-term investment	-	(585,333)	-
Other income	6,366	54,774	53,646
Foreign currency transaction gain (loss)	146,501	(38,670)	(35,464)
Loss on equity method investment	-	-	(46,105)

Total Other Income (Expense)	247,239	(567,571)	2,555

LOSS BEFORE INCOME TAXES	(5,645,376)	(7,050,755)	(3,181,596)

INCOME TAXES	-	-	-

NET LOSS	$(5,645,376)	$(7,050,755)	$(3,181,596)

COMPREHENSIVE LOSS:
NET LOSS	(5,645,376)	(7,050,755)	(3,181,596)
OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustments	(184,885)	45,115	117,687
TOTAL COMPREHENSIVE LOSS	$(5,830,261)	$(7,005,640)	$(3,063,909)

NET LOSS PER COMMON SHARE
Basic and diluted *	$(1.61)	$(2.88)	$(1.56)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic and diluted *	3,497,109	2,450,447	2,038,558

*	After giving effect to the reverse stock split effected on July 13, 2022. Also see Note 13.

The accompanying notes to consolidated financial statements are an integral part of these statements.

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(IN U.S. DOLLARS)

	Common Shares *		Additional	Treasury Stock *			Accumulated Other	Total
	Number of		Paid-in	Number of		Accumulated	Comprehensive	Shareholder’s
	Shares	Amount	Capital	Shares	Amount	Deficit	Loss	Equity

Balance, December 31, 2019	5,607,001	$56,070	$11,229,339	(3,600,000)	$(36,000)	$(6,375,303)	$(119,394)	$4,754,712

Issuance of common stock for cash	75,000	$750	$1,004,250	-	-	-	-	$1,005,000

Treasury stock cancelled	(3,600,000)	$(36,000)	-	3,600,000	$36,000	-	-	-

Net loss for the year ended December 31, 2020	-	-	-	-	-	$(3,181,596)	-	$(3,181,596)

Foreign currency translation adjustment	-	-	-	-	-	-	$117,687	$117,687

Balance, December 31, 2020	2,082,001	$20,820	$12,233,589	-	-	$(9,556,899)	$(1,707)	$2,695,803

Issuance of common stock for service	125,000	$1,250	$1,023,111	-	-	-	-	$1,024,361

Issuance of common stock for cash	930,000	$9,300	$16,627,900	-	-	-	-	$16,637,200

Net loss for the year ended December 31, 2021	-	-	-	-	-	$(7,050,755)	-	$(7,050,755)

Foreign currency translation adjustment	-	-	-	-	-	-	$45,115	$45,115

Balance, December 31, 2021	3,137,001	$31,370	$29,884,600	-	-	$(16,607,654)	$43,408	$13,351,724

Reverse stock split adjustment	4,706	$47	$(47)	-	-	-	-	-

Issuance of common stock for direct offering cost	53,334	$534	$145,603	-	-	-	-	$146,137

Issuance of common stock for cash	1,950,000	$19,500	$1,697,251	-	-	-	-	$1,716,751

Net loss for the year ended December 31, 2022	-	-	-	-	-	$(5,645,376)	-	$(5,645,376)

Foreign currency translation adjustment	-	-	-	-	-	-	$(184,885)	$(184,885)

Balance, December 31, 2022	5,145,041	$51,451	$31,727,407	-	-	$(22,253,030)	$(141,477)	$9,384,351

*	After giving effect to the reverse stock split effected on July 13, 2022. Also see Note 13.

The accompanying notes to consolidated financial statements are an integral part of these statements.

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the Year Ended	For the Year Ended	For the Year Ended
	December 31, 2022	December 31, 2021	December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(5,645,376)	$(7,050,755)	$(3,181,596)
Adjustments to reconcile net loss from operations to
Net cash used in operating activities:
Depreciation expense	66,428	40,130	54,576
Impairment loss on long-term investment	-	585,333	-
Stock-based compensation	-	1,024,361	1,005,000
Allowance for bad debts	100,000	550,000	-
Loss on equity method investment	-	-	46,105
Noncash lease expense	367,631	353,419	337,221
Gain on lease termination	-	(4,437)	-
Gain on extinguishment of debt	-	(41,548)	-
Foreign currency transaction (gain) loss	(146,501)	38,670	35,464
Noncash other expense (income)	(88,911)	906	722
Changes in operating assets and liabilities:
Operating lease liability	(389,518)	(393,740)	(266,637)
Accounts receivable	(104,027)	(148,466)	(30,360)
Security deposit	(26,596)	465,843	47,042
Prepaid expenses and other current assets	33,015	(54,782)	206,743
Deferred revenue	(117,004)	121,984	(63,966)
Salary payable	108,133	142,758	(49,024)
Accrued liabilities and other payables	252,159	273,818	(124,137)

NET CASH USED IN OPERATING ACTIVITIES	(5,590,567)	(4,096,506)	(1,982,847)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(3,792)	(37,068)	(18,379)
Collection of loan to related party	-	93,887	79,520
Collection of loan to employee	-	-	173,974
Collection of loan to third parties	75,000	-	-
Cash received from return of investment	-	-	306,518
Purchase of long-term investment	-	(350,000)	(873,577)
Loan to third parties	(2,615,313)	(2,300,000)	-
Deposit for business acquisition	(1,000,000)	-	-

NET CASH USED IN INVESTING ACTIVITIES	(3,544,105)	(2,593,181)	(331,944)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash proceeds from long-term loan	-	-	41,250
Payment on finance lease	-	(163,301)	-
Proceeds from issuance of stocks	1,750,140	16,637,200	-
Repayments to related parties	-	(2,339)	(4,000)

NET CASH PROVIDED BY FINANCING ACTIVITIES	1,750,140	16,471,560	37,250

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	3,789	(1,579)	60,946

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(7,380,743)	9,780,294	(2,216,595)

CASH AND CASH EQUIVALENTS - beginning of year	11,206,220	1,425,926	3,642,521

CASH AND CASH EQUIVALENTS - end of year	$3,825,477	$11,206,220	1,425,926

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$-	$-	$-
Income taxes	$-	$-	$-

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Cancellation of treasury stock	$-	$-	$36,000
Expenses paid by related parties on behalf of the Company	$-	$-	$4,000
Acquisition consideration given up by a related party	$-	$-	$1,000
Loan receivable from return of investment	$-	$350,000	$92,831
Remeasurement of the lease liabilities and right-of-use assets due to lease modification	$856,987	$-	$32,227
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$171,885	$170,112	$-
Issuance of stock for direct offering cost	$146,137	$-	$-

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

On March 28, 2018, the Company acquired 24.9% of MMBD Trading Limited. (“MMBD Trading”). MMBD Trading was incorporated on March 4, 2016 under the laws of the British Virgin Islands. The remaining 75.1% of MMBD Trading was owned by 32.7% shareholders of the Company. The Company agreed to purchase the remaining 75.1% of outstanding securities of MMBD Trading on April 25, 2019. The acquisition was closed on October 18, 2019. Following and as a result of this acquisition, MMBD Trading has become a wholly-owned subsidiary of the Company. MMBD Trading acquired a wholly owned subsidiary, MM Global Securities, INC. (“MM Global”) on August 16, 2017. MMBD Trading does not conduct any operations or own any material assets or liabilities except for the 100% of the equity interest of MM Global. MM Global was incorporated in the State of Illinois on September 25, 1997 as Feil Daily Investment Co. which was changed to Whitewood Group Inc. in 2011. MM Global’s continuing membership application was approved by FINRA as a broker-dealer in August 2017 and changed its name to MM IGlobal, INC. in November 2017 pursuant to the ownership change. MM IGlobal, INC. changed its name to MM Global Securities, INC. in March 2019. MM Global operates as a securities broker/dealer in New York City.

On April 20, 2018, the Company incorporated MM Fund Services Limited (“MM Fund”), a Cayman Islands company, for the purpose of providing administration services to the private equity funds industry. MM Fund is dormant as of December 31, 2022.

On May 28, 2018, the Company incorporated MM Capital Management Limited (“MM Capital”), a Cayman Islands company, for the purpose of providing assets management and investment services to clients. MM Capital is dormant as of December 31, 2022.

On August 8, 2018, the Company incorporated MM Fund SPC (“MM SPC”), a Cayman Islands company, for the purpose of providing asset management services to clients. MM SPC is a wholly-owned subsidiary of MM Capital and is dormant as of December 31, 2022.

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

On July 9, 2019, the Company acquired 49% of a newly-formed entity called Xchain Fintech PTE.LTD., (“Xchain”), a Singapore company, for the purpose of providing technical support for the construction and development of a new solutions for the existing problems of the traditional financial industry, the difficulty experienced by investors in investing and allocating investment assets globally, and the protection of funds and investments by using advanced technologies, such as artificial intelligence, big data analysis and blockchain. Xchain is dormant as of December 31, 2022.

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

During year ended 2022, the Company planned for a potential business acquisition and paid $1,000,000 as a deposit for the business acquisition to the shareholders of the potential acquiree, which was included in “deposit for business acquisition” on the accompanying consolidated balance sheets. The deposit is refundable if the acquisition fails.

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

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates during the years ended December 31, 2022, 2021 and 2020 include the allowance for doubtful accounts, impairment of long-term investment and valuation of deferred tax assets.

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

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, loan receivable, net, security deposits – current portion, other current assets, salary payable, operating lease liabilities – current and accrued liabilities and other payables approximate their fair market value based on the short-term maturity of these instruments.

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

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term highly liquid investments purchased with original maturities of three months or less. The Company maintains cash with various financial institutions in China. As of December 31, 2022 and 2021, cash balances in the PRC of $1,879,950 and $1,252,998, respectively, are uninsured. The Company has not experienced any losses in bank accounts and believes it is not exposed to any risks on its cash in PRC bank accounts. Cash equivalents are nil as of December 31, 2022 and 2021.

Loan Receivable, Net

Loan receivable, net is recorded at the uncollected principal balances, net of an allowance for doubtful accounts. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Estimates are based on historical collection experience and current economic conditions.

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

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of Long-lived Assets Other Than Goodwill

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company did not record any impairment charge for the years ended December 31, 2022, 2021 and 2020.

Long-term Investments

The Company’s long-term investments consist of equity investments without readily determinable fair value which were accounted for using measurement alternative as of December 31, 2022 and 2021.

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

Market data services and investor relation management services revenue

The Company generates these revenues by providing services under written service contracts with its customers. Revenue related to its service offered is recognized over time as the services are performed when the performance obligation is satisfied.

Placement agent services

The Company generates revenue from placement agent services by successfully selling customers’ stocks to qualified investors through registered offerings or private placement activities. Placement agent fee is recognized when the services are completed.

Software development and post-contract maintenance

The Company generates revenue from software development and post-contract maintenance. The Company identifies two performance obligations, as the customers can benefit from software development and post-contract maintenance separately. The transaction price is fixed in the contract and the Company allocates the transaction price to software development and maintenance by reference to their relative standalone selling price estimated. The Company determines the standalone selling price based on pricing objectives, taking into consideration market conditions. The Company recognizes revenue of software development at a point of customer acceptance. The post-contract maintenance service is performed on a standby ready basis and provided to the customer subsequent to the transfer of the software for a period of time, typically 12 months from customer acceptance. The Company recognizes revenue of maintenance over the service period.

Commissions

The Company generates revenue from commissions through customers’ transactions in stocks by providing brokerage service for its customers. Commission revenue is recognized at a point in time on the trade date when the performance obligation is satisfied.

Fund management services

Revenue from fund management services mainly includes management fees and performance-based fees, in a typical arrangement.

Management fees

Management fee arises from the asset management services provided to funds the Company manages. Management fees are computed as a percentage of daily asset value and are recognized as earned over the specified contract period.

Performance-based income

In a typical arrangement, the Company is entitled to a performance-based fee on the extent by which the fund’s investment performance exceeds a certain threshold. Such performance-based fee is typically calculated and recognized at a point of time when the cumulative return of the fund can be determined, and is not subject to clawback provisions.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The following table disaggregates the Company’s revenue by revenue type:

	For the Years Ended December 31,
	2022	2021	2020
	US$	US$	US$
Software development and post-contract maintenance	$676,049	$-	$-
Placement agent services	372,677	-	-
Market data services	20,619	107,184	73,524
Investor relations management services	-	-	21,113
Commissions	-	390,569	643,145
Fund management services	25,782	153,494	-
Other revenue	4,006	1,789	4,343
Total revenues	$1,099,133	$653,036	$742,125

The following table disaggregates the Company’s revenue by geographic area:

	For the Years Ended December 31,
	2022	2021	2020
	US$	US$	US$

China	$696,668	$176,262	$94,637
United States	402,465	476,774	647,488
Total revenues	$1,099,133	$653,036	$742,125

Deferred revenue represents income collected but not earned as of the reporting date. As of December 31, 2022, deferred revenue was nil. As of December 31, 2021, deferred revenue was $123,434, of which $123,434 was recognized as revenue in the year ended December 31, 2022.

Cost of Revenue

Cost of revenue consists primarily of internal labor cost and related benefits, and other overhead costs that are directly attributable to service provided.

Research and Development

Expenditures for research and product development costs are expensed as incurred.

For the years ended December 31, 2022, 2021 and 2020, research and development expenses were $828,869, $744,422, and $410,840, respectively.

Selling and Marketing Costs

All costs related to selling and marketing are expensed as incurred. For the years ended December 31, 2022, 2021 and 2020, selling and marketing costs were $1,007,652, $303,079, and $244,163 respectively.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

The Company elected to apply practical expedients permitted under the transition method that allow the Company to use the beginning of the period of adoption as the date of initial application, to not recognize lease assets and lease liabilities for leases with a term of twelve months or less, to not separate non-lease components from lease components, and to not reassess lease classification, treatment of initial direct costs, or whether an existing or expired contract contains a lease. The Company used modified retrospective method and did not adjust the prior comparative periods. Under the new lease standard, the Company determines if an arrangement is or contains a lease at inception. Right-of-use assets and liabilities are recognized at lease commencement date based on the present value of remaining lease payments over the lease terms. The Company considers only payments that are fixed and determinable at the time of lease commencement. See NOTE 7 for discussion of finance lease and see NOTE 15 for discussion of operating leases.

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

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of ASC 740 “Income Taxes”. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. For the years ended December 31, 2022, 2021 and 2020, the Company had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements. Tax years that remain subject to examination are the years ended December 31, 2022, 2021 and 2020. The Company recognizes interest and penalties related to significant uncertain income tax positions in other expense. No such interest and penalties incurred for the years ended December 31, 2022, 2021 and 2020.

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

The consolidated balance sheet amounts, with the exception of equity, as of December 31, 2022 and 2021, were translated at RMB 6.9646 to $1.00 and RMB 6.3757 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to consolidated statements of operations and comprehensive loss and cash flows for the years ended December 31, 2022, 2021 and 2020 were RMB 6.7261, RMB 6.4515, and RMB 6.8976 to $1.00, respectively.

Comprehensive Loss

Comprehensive loss is comprised of net loss and all changes to the statements of shareholders’ equity, except those due to investments by shareholders, changes in paid-in capital and distributions to shareholders. For the Company, comprehensive loss for the years ended December 31, 2022, 2021 and 2020 consisted of net loss and unrealized income/loss from foreign currency translation adjustment.

Share-based Compensation

Share based compensation arise from share-based awards, including share options for the purchase of the Company’s ordinary shares. In June 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”) to simplify the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees. The Company adopted ASU 2018-07 on January 1, 2019, and accounts for share-based compensation to nonemployees under the fair value method which requires all such compensation to be calculated based on the fair value at the measurement date (generally the grant date) and recognized in the statement of operations over the requisite service period. The Company recognized nil, $1,024,361 and $1,005,000 share-based compensation for the years ended December 31, 2022, 2021 and 2020, respectively. See details in NOTE 13.

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

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Net loss for basic and diluted net loss per share of common stock	$(5,645,376)	$(7,050,755)	$(3,181,596)
Weighted average common stock outstanding – basic and diluted *	3,497,109	2,450,447	2,038,558
Net loss per common share - basic and diluted *	$(1.61)	$(2.88)	$(1.56)

*	After giving effect to the reverse stock split effected on July 13, 2022. Also see Note 13.

The Company did not have any common stock equivalents and potentially dilutive common stock outstanding during the years ended December 31, 2022, 2021 and 2020.

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

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, “Measurement of Credit Losses on Financial Instruments (Topic 326)”, and issued subsequent amendments to the initial guidance, transitional guidance and other interpretive guidance between November 2018 and March 2020 within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03. ASU 2016-13 introduces new guidance for credit losses on instruments within its scope, which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life, instead of when incurred. For smaller reporting companies, the guidance is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. All entities may adopt this ASU through a cumulative effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The amendments in ASU 2016-13 and 2018-19 are effective for the Company for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As the Company is an “emerging growth company” and elects to apply for the new and revised accounting standards at the effective date for a private company, the Company adopted ASU No. 2016-13 on January 1, 2023 and the adoption did not have a material impact on the Company’s consolidated financial statements.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In August 2020, the FASB issued ASU 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for scope exception, and it simplifies the diluted earnings per share calculation in certain areas. For public business entities, ASU 2020-06 is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. The Company adopted ASU 2020-06 on January 1, 2022. The adoption did not have an impact on the Company’s consolidated financial statements.

NOTE 4 – LOAN RECEIVABLE, NET

Pursuant to the investment agreement dated as of September 1, 2021, the Company has agreed to invest $350,000 to acquire a 4.99% interest in HuaMei Trading Management Limited (“HuaMei Trading”), a Hong Kong corporation. HuaMei Trading acquired a wholly-owned subsidiary, Xiaosong Xiaoya (Chongqing) Technology Co., Ltd (“Xiaosong Xiaoya”) on January 25, 2021. Xiaosong Xiaoya was incorporated in People’s Republic of China (“PRC”) on January 25, 2021. HuaMei Trading is a financial technology company which provides data service. As the Company changed its investment strategy and considered operation risks, on December 5, 2021, HuaMei Trading has agreed to return $350,000 in full before December 5, 2022. The balance of $350,000 was transferred into an interest-bearing loan. The term of the loan is December 5, 2021 to December 4, 2022, and the interest rate is 3.85% per annum.

Pursuant to the loan agreement dated November 5, 2021, the Company has agreed to loan $200,000 to HuaMei Trading. The term of the loan is from November 12, 2021, to November 11, 2022, and the interest rate is 3.85% per annum.

Considering that the business conditions of HuaMei Trading were not as expected, the Company recorded an allowance for bad debts of $550,000 to fully reserve the loan to Huamei Trading during fiscal year ended December 31, 2021, which was included in “Other general and administrative expenses” on the accompanying consolidated statements of operations and comprehensive loss.

In December 2021, the Company extended a loan to Cacti Fintec Limited in an amount of $2.1 million. The loan bears an interest rate of 3.78% per annum with maturity date in December, 2022. In December 2022, the loan is extended to December 2023 with a modified interest rate of 4.35% per annum subsequently. In November 2022 and December 2022, the Company extended additional two loans to Cacti Fintec Limited in the amount of $1.3 million and $250,000, respectively. The loans bear an interest rate of 4.35% per annum with maturity dates in November 2023 and December 2023, respectively. As of December 31, 2022, the Company’s total loan to Cacti Fintec Limited amounted to $3,650,000.

In February 2022, the Company extended a loan to a third party company in an amount of $100,000. Considering the collection is not probable, the Company recorded an allowance for bad debts of $100,000 to fully reserve the loan to the third party company during fiscal year ended December 31, 2022, which was included in “Other general and administrative expenses” on the accompanying consolidated statements of operations and comprehensive loss.

In July 2022, the Company extended a loan to Yifan Sun, a third party, in an amount of $120,000. The loan bears an interest rate of 3.85% per annum with a maturity date in July 2023. Sun Yifan repaid $75,000 during fiscal year ended December 31, 2022. The balance of the loan is $45,000 as of December 31, 2022. The Company fully collected the loan and interest as of reporting date.

In July 2022 and September 2022, the Company extended two loans to FLJ Group Limited (formerly known as “Q&K International Group Limited”) in the amount of $500,000 and $100,000, respectively. The loans bear an interest rate of 3.85% per annum with a maturity date in July 2023. As of December 31, 2022, the Company’s total loan to FLJ Group Limited amounted to $600,000.

In September 2022, the Company agreed to extend a loan to Yong Zhang, a third party, in an amount of RMB 1,650,000 (approximately $237,000). The loan bears an interest rate of 3.65% per annum with a maturity date in September 2023.

NOTE 5 – LOAN RECEIVABLE – RELATED PARTY

On January 1, 2020, the Company invested RMB 5.7 million (approximately $817,000) to acquire a 35% equity interest in Xtransfer. As Xtransfer failed to fulfill the restrictive terms prescribed in the investment agreement, pursuant to the supplementary investment agreement dated October 31, 2020, Xtranfer has agreed to return RMB 2.6 million (approximately $399,000) to the Company and reduce the Company’s equity interest in Xtransfer to 19%. As of December 31, 2020, the Company has received RMB 2.0 million (approximately $306,000) from Xtransfer. The remaining RMB 0.6 million (approximately $93,000) was transferred into non-interest-bearing loan and was recorded as “loan receivable - related party” on the accompanying consolidated balance sheet as of December 31, 2020. The loan has been fully collected during the year ended December 31, 2021.

NOTE 6 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

As of December 31, 2022 and 2021, prepaid expenses and other current assets consisted of the following:

	December 31,	December 31,
	2022	2021
Prepaid professional service fees	$8,927	$111,200
Other receivables	103,204	30,546
Others	60,074	103,275
	$172,205	$245,021

NOTE 7 – PROPERTY AND EQUIPMENT, NET

As of December 31, 2022 and 2021, property and equipment consisted of the following:

	Useful life	December 31, 2022	December 31, 2021
Office equipment and furniture	3 - 5 Years	$155,062	$166,979
Leasehold improvement	The lesser of remaining lease term or 2 - 3 Years	84,549	92,358
Software	1 - 3 Years	11,917	13,018
Finance lease right-of-use asset	4 Years	152,859	165,242
		404,387	437,597
Less: accumulated depreciation		(219,964)	(170,164)
		$184,423	$267,433

For the years ended December 31, 2022, 2021 and 2020, depreciation expense amounted to $66,428, $40,130 and $54,576, respectively, all of which were included in operating expenses.

The Company entered into a finance vehicle lease in 2021 and the finance lease right-of-use asset with a net carrying amount of $103,998 and $161,111 as of December 31, 2022 and 2021, respectively, were included in property and equipment, net. Finance lease liabilities were nil as of December 31, 2022 and 2021. The Company made cash payments of $163,301 for finance lease liabilities during the year ended December 31, 2021, which is included within the financing activities section on the consolidated statements of cash flows.

NOTE 8 – LONG-TERM INVESTMENTS

The Company’s long-term investments consist of equity investments without readily determinable fair value which were accounted for using measurement alternative as of December 31, 2022 and 2021.

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

NOTE 9 – ACCRUED LIABILITIES AND OTHER PAYABLES

As of December 31, 2022 and 2021, accrued liabilities and other payables consisted of the following:

	December 31,	December 31,
	2022	2021
Accrued professional service fees	$121,139	$105,186
Accrued technical service fees	25,845	188,215
Accrued FINRA fine *	125,550	-
Others	122,818	78,767
	$395,352	$372,168

*	See Note 16.

NOTE 10 – LOAN PAYABLE

On April 22, 2020, the Company entered into a loan of $41,250 pursuant to the Paycheck Protection Program of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) as administered by the U.S. Small Business Administration (the “SBA”). The loan proceeds will be used to cover payroll costs, rent, interest, and utilities. The Company believes it has met the requirements for 100% forgiveness on December 4, 2020. The PPP loan Forgiveness Application was approved by SBA on January 12, 2021 and the entire PPP Loan amount of $41,250 as well as the interest of $298 has been forgiven in full. There is no further action the Company needs to take. The Company did not have loan payable balance as of December 31, 2022 and 2021.

NOTE 11 – RELATED PARTY TRANSACTIONS

Loan Receivable – Related Party

As of December 31, 2022 and 2021, the Company did not have loan receivable balance from related party. See details in NOTE 5.

Due to Related Parties

As of December 31, 2022 and 2021, balances of due to related parties were nil.

During fiscal year ended December 31, 2020, Hinman Au, a director of the Company, paid $4,000 expenses on behalf of the Company.

NOTE 12 – INCOME TAXES

British Virgin Islands (“BVI”)

Under the current laws of BVI, MMTEC and MMBD Trading is not subject to tax on income or capital gain. In addition, payments of dividends by the Company to their shareholders are not subject to withholding tax in the BVI.

Hong Kong

Subsidiaries in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. The first HK$2 million of profits arising in or derived from Hong Kong are taxed at 8.25% and any assessable profits over HK$2 million are taxed at 16.5%. The Company’s subsidiaries, MM Future and MM Global Capital are incorporated in Hong Kong and had a loss for the years ended December 31, 2022, 2021 and 2020. Therefore, there was no provision for income taxes in the years ended December 31, 2022, 2021 and 2020.

Cayman Islands

There is no income tax for companies domiciled in the Cayman Islands. Accordingly, MM Fund, MM Capital, Fundex SPC and MM SPC do not present any income tax provisions related to Cayman Islands tax jurisdiction, where these four companies are domiciled.

United States

MM Global was incorporated in the State of Illinois and operates as a securities broker/dealer in New York City. MMBD Advisory is formed as an investment advisor firm under the laws of the State of New York. MM Global and MMBD Advisory are subject to Federal, State, and Local income taxes on its net income. MM Global and MMBD Advisory had a net loss for the years ended December 31, 2022 and 2021. As a result, no provision for income tax has been made in the years ended December 31, 2022 and 2021. MM Global and MMBD Advisory have determined that there are no material uncertain tax positions that require recognition or disclosure in its financial statements.

MM Global and MMBD Advisory’s income tax returns are subject to examination by the appropriate tax jurisdictions. As of December 31, 2022, MM Global and MMBD Advisory’s federal and state tax returns generally remain open for the last three years.

PRC

Gujia was incorporated in the PRC and are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. On March 16, 2007, the National People’s Congress enacted a new enterprise income tax law, which took effect on January 1, 2008. The law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. In the years ended December 31, 2022, 2021 and 2020, Gujia were recognized as small low-profit enterprises and received a preferential income tax rate of 5%. In the years ended December 31, 2022, 2021 and 2020, Gujia did not generate any taxable income. Therefore, there was no provision for income taxes in the years ended December 31, 2022, 2021 and 2020.

NOTE 12 – INCOME TAXES (continued)

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	For the Year Ended	For the Year Ended	For the Year Ended
	December 31, 2022	December 31, 2021	December 31, 2020
Hong Kong statutory income tax rate	16.5%	16.5%	16.5%
Valuation allowance recognized with respect to the loss in the Hong Kong companies	(16.5)%	(16.5)%	(16.5)%
PRC statutory income tax rate	25.0%	25.0%	25.0%
Effect of income tax exemptions and reliefs	(20.0)%	(20.0)%	(20.0)%
Valuation allowance recognized with respect to the loss in the PRC companies	(5.0)%	(5.0)%	(5.0)%
US corporate tax rate	21.0%	21.0%	21.0%
Valuation allowance recognized with respect to the loss in the US companies	(21.0)%	(21.0)%	(21.0)%
Total	0.0%	0.0%	0.0%

As of December 31, 2022, 2021 and 2020, the components of the Company’s deferred income tax assets were set forth below:

	December 31, 2022	December 31, 2021	December 31, 2020
Deferred Tax Assets:
Net operating losses carry forward	$1,194,054	$859,455	$645,345
Cutoff adjustments	44,395	47,704	-
Gross deferred tax assets	1,238,449	907,159	645,345
Less: valuation allowance	(1,238,449)	(907,159)	(645,345)
Net deferred tax assets	$-	$-	$-

As of December 31, 2022, the Company has a net operating loss (“NOL”) carry forward for tax purposes of $15,535,022 available to offset future taxable income. Most of the NOLs from its subsidiaries as of December 31, 2022 will expire in years 2023 to 2027 if not utilized. The NOL from the MM Global and MMBD Advisory as of December 31, 2022 will expire in years 2038 to 2042 if not utilized.

The Company provided a valuation allowance equal to the deferred income tax asset for the years ended December 31, 2022, 2021 and 2020. The management believes that the Company’s cumulative losses arising from recurring business of subsidiaries constituted significant strong evidence that most of the deferred tax assets would not be realizable and this evidence outweighed the expectations that the Company would generate future taxable income. As such, deferred tax assets arise from net operating losses are fully allowed for the years ended December 31, 2022, 2021 and 2020. The increase in the allowance was $331,290, $261,814, and $118,826 for the years ended December 31, 2022, 2021 and 2020, respectively.

Accounting for Uncertainty in Income Taxes

The tax authority of the PRC government conducts periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises complete their relevant tax filings. Therefore, the Company’s PRC entities’ tax filings results are subject to change. It is therefore uncertain as to whether the PRC tax authority may take different views about the Company’s PRC entities’ tax filings, which may lead to additional tax liabilities. Tax years that remain subject to examination are the years ended December 31, 2022, 2021 and 2020.

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the Company’s tax positions and concluded that no provision for uncertainty in income taxes was necessary as of December 31, 2022, 2021 and 2020.

NOTE 13 – SHAREHOLDERS’ EQUITY

Common Stock

The Company is authorized to issue 5,000,000,000 shares of common stock with a par value of $0.01 per share.

Pursuant to the service agreement dated July 21, 2020, the Company issued 75,000 common shares (given effect of the Reverse Stock Split) to Tony Wayne Network Technology Co., Limited as compensation of a Hong Kong and China based consulting program. The stock-based compensation of $1,005,000 was recognized as part of the “professional fees” in the Company’s consolidated statement of operations and comprehensive loss.

On February 22, 2021, the Company entered into a Securities Purchase Agreement with certain institutional investors in connection with a registered direct offering of 430,000 (given effect of the Reverse Stock Split) of the Company’s common shares, at a purchase price of $37.0 per share (given effect of the Reverse Stock Split). The Company sold the common shares for aggregate gross proceeds of $15,910,000. The net proceeds from the transactions were $14,637,200, after deducting certain fees due to the placement agent and the Company’s transaction expenses and will be used for working capital and general corporate purposes.

Pursuant to the service agreement dated September 25, 2021, the Company issued 42,620 (given effect of the Reverse Stock Split) shares to Fortune Fintech Limited (“Fortune”) on December 28, 2021, as compensation of an investor relationship consulting program. The fair value of the shares on the grant date was $319,820.

On December 20, 2021, the Company entered into a Securities Purchase Agreement with a single investor pursuant to which the investor will make a $2,000,000 investment in the Company in a Regulation S private placement. Under the terms of the Purchase Agreement, the investor will purchase 500,000 common shares (given effect of the Reverse Stock Split) of the Company at a purchase price of $4.0 per share (given effect of the Reverse Stock Split). The gross proceeds of the transaction were $2.0 million before deducting fees and other expenses.

Pursuant to the restricted stock award agreement dated December 17, 2021, the board issued 53,130 shares (given effect of the Reverse Stock Split) to employees as 2020 awards on December 31, 2021. The fair value of the shares on the grant date was $475,514.

Pursuant to the restricted stock award agreement dated December 24, 2021, the board issued 29,250 shares (given effect of the Reverse Stock Split) to former employees on December 31, 2021. The fair value of the shares on the grant date was $229,028.

Effective on July 13, 2022, the Company has approved a reverse stock split of the Company’s authorized and issued and outstanding shares of common stock, par value $0.001 per share, at a ratio of 10-for-1 (the “Reverse Stock Split”). As a result of the Reverse Stock Split, the Company’s authorized shares of common stock reduced from 500,000,000 shares to 50,000,000 shares, and the par value per share was increased from $0.001 to $0.01. All share and per share amount in the accompanying financial statement for the prior periods have been retroactively adjusted to reflect the Reverse Stock Split.

On August 12, 2022, the Company entered into a common stock purchase agreement with VG Master Fund SPC (“Investor”). Under the purchase agreement, subject to specified terms and conditions, the Company may, from time to time during the term of the purchase agreement, sell to Investor up to the lesser of (a) $5.5 million of shares of common stock, par value $0.01 per share, and (b) the maximum amount of securities the Company is permitted to issue under its existing shelf registration statement, which was declared effective by the SEC on July 21, 2020. In consideration for entering into the purchase agreement, the Company issued 53,334 shares of common stock to Investor as direct offering costs. The fair value of the shares on the grant date was $146,137. The $146,137 was capitalized and was subsequently reduced to $112,748 which was included in “Deferred offering cost” on the accompanying consolidated balance sheets. The Company sold 1,050,000 common shares for aggregate net proceeds of $1,223,251 to the Investor after reduction of $33,389 direct offering cost. The proceeds will be used for working capital and general corporate purposes.

On October 26, 2022, the Company adopted a resolution to amend the Company’s Memorandum and Articles of Association to increase the maximum number of shares that the Company is authorized to issue from 50,000,000 to 5,000,000,000.

NOTE 13 – SHAREHOLDERS’ EQUITY (continued)

On October 29, 2022, the Company entered into a Securities Purchase Agreement (the “Agreement 1”) with an investor. Pursuant to the Agreement 1, the Company agreed to sell to this investor 400,000 shares of common stock at a purchase price of $0.59 for a consideration of $236,000. The Company issued 400,000 shares to this purchaser on December 3, 2022 and received consideration on December 30, 2022.

On November 23, 2022, the Company entered into a Securities Purchase Agreement (the “Agreement 2”) with an investor. Pursuant to the Agreement 2, the Company agreed to sell to this investor 500,000 shares of common stock at a purchase price of $0.515 for a consideration of $257,500. The Company issued 500,000 shares to this purchaser on December 7, 2022 and received consideration on December 23, 2022.

Share-based compensation

On January 14, 2020, the 2019 Share Incentive Plan was approved by the Company’s shareholders at the Annual Meeting, the purpose of which is to provide an incentive for employees and consultant contributing to the Company. The Company has Stock Option Plan with 200,000 shares (given effect of the Reverse Stock Split) authorized for issuance under the Plan. The fair value of restricted share units granted with service conditions is estimated based on the fair market value of the underlying ordinary shares of the Company on the date of grant.

Pursuant to the service agreement dated July 21, 2020, the Company issued 75,000 shares (given effect of the Reverse Stock Split) to Tony Wayne Network Technology Co., Limited (“Tony Wayne”) on July 30, 2020 as compensation of a Hong Kong and China based consulting program. The fair value of the shares on the grant date was $1,005,000. The Company recognized the $1,005,000 in full as stock-based compensation to nonemployee during the year ended December 31, 2020.

Pursuant to the service agreement dated September 25, 2021, the Company issued 42,620 shares (given effect of the Reverse Stock Split) to Fortune Fintech Limited (“Fortune”) on December 28, 2021 as compensation of an investor relationship consulting program. The fair value of the shares on the grant date was $319,820.

Subject to 2019 Share Incentive Plan, pursuant to the restricted stock award agreement dated December 17, 2021, the board issued 53,130 shares (given effect of the Reverse Stock Split) to employees as 2020 awards on December 31, 2021. The fair value of the shares on the grant date was $475,514. Pursuant to the restricted stock award agreement dated December 24, 2021, the board issued 29,250 shares (given effect of the Reverse Stock Split) to former employees on December 31, 2021. The fair value of the shares on the grant date was $229,028.

The Company recognized the fair value of the shares $1,024,361 as stock-based compensation to employee and nonemployee during the year ended December 31, 2021. As of the date of this report, all the authorized shares under the 2019 Share Incentive Plan were issued.

On January 17, 2022, the 2021 Share Incentive Plan was approved by the Company’s shareholders at the Annual Meeting, the purpose of which is to provide an incentive for employees and consultant contributing to the Company. The Company has Stock Option Plan with 300,000 shares (given effect of the Reverse Stock Split) authorized for issuance under the Plan. The fair value of restricted share units granted with service conditions is estimated based on the fair market value of the underlying ordinary shares of the Company on the date of grant. As of the date of this report, there were 300,000 shares (given effect of the Reverse Stock Split) available for issuance under the 2021 Share Incentive Plan.

NOTE 14 - STATUTORY RESERVE

Gujia operate in the PRC, are required to reserve 10% of their net profit after income tax, as determined in accordance with the PRC accounting rules and regulations. Appropriation to the statutory reserve by the Company is based on profit arrived at under PRC accounting standards for business enterprises for each year. The profit arrived at must be set off against any accumulated losses sustained by the Company in prior years before allocation is made to the statutory reserve. Appropriation to the statutory reserve must be made before distribution of dividends to shareholders. The appropriation is required until the statutory reserve reaches 50% of the registered capital. This statutory reserve is not distributable in the form of cash dividends.

Gujia had sustained losses since establishment. As of December 31, 2022, 2021 and 2020, no appropriation to statutory reserves was required as it incurred recurring net losses.

NOTE 15 – COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases office space under non-cancelable operating lease agreements, which end at various dates in 2024 and 2025. As of December 31, 2022, the Company’s operating leases had a weighted average remaining lease term of 4.41 years and a weighted average discount rate of 4.37%. Future lease payments under operating leases as of December 31, 2022 were as follows:

December 31, 2022
2023	$463,187
2024	$407,941
2025	$258,094
Total future lease payments	$1,129,222
Less imputed interest	$(75,648)
Total lease liabilities	$1,053,574
Less: current portion	$(405,591)
Operating lease liability, non-current	$647,983

Lease expense is recognized on a straight-line basis over the lease term. For the year ended December 31, 2022, the Company had operating lease costs of $373,022 and short-term lease costs of $52,246. For the year ended December 31, 2021, the Company had operating lease costs of $385,126 and short-term lease costs of $27,490. For the year ended December 31, 2020, the Company had operating lease costs of $387,459 and short-term lease costs of $16,123. Cash paid for amounts included in the measurement of operating lease liabilities were $402,730, $396,569 and $313,120 during the years ended December 31, 2022, 2021 and 2020, respectively.

NOTE 16 – CONTINGENCIES

In the normal course of business, MM Global is engaged in various trading and brokerage activities on a principal and agency basis through a clearing broker. As a regulated FINRA broker-dealer, MM Global is subject to regulatory trading inquiries and investigations to determine whether any violations of federal securities or FINRA rules may have occurred. During fiscal year ended December 31, 2022, FINRA’s Department of Enforcement concluded its investigation and alleges that there have been violations of the federal securities laws and FINRA rules. FINRA has issued the settlement for MMGS with a fine of $450,000 to pay through 3 years, an installment plan fee of $38,250, and a prohibition from providing market access to customers for a period of two years. The settlement also prohibits MMGS from engaging in any business in which MMGS provides market access to customers unless and until a registered principal or officer of MMGS certifies in writing to FINRA that the firm revised and enhanced its AML and supervisory procedures related to detecting and investigating suspicious trading activity and potential market manipulation. During fiscal year ended December 31, 2022, the Company had made payment in the amount of $153,450 and as of December 31, 2022, the payable to FINRA was in the amount of $334,800. The current portion of payable was included in “Accrued liabilities and other payables” on the accompanying consolidated balance sheets and the non-current portion of payable was included in “Accrued liabilities, non-current” on the accompanying consolidated balance sheets.

NOTE 17 - CONCENTRATIONS

Customer

The following table sets forth information as to each customer that accounted for 10% or more of the Company’s revenue for the years ended December 31, 2022, 2021 and 2020.

Customer	Year Ended December 31, 2022	Year Ended December 31, 2021		Year Ended December 31, 2020
A	36.5%	*	%	*	%
B	25.0%	*	%	*	%
C	24.1%	*	%	*	%
E	* %	11.1%		*	%

*	Less than 10%

NOTE 18 – SEGMENT INFORMATION

The Company currently has two operating segments, (i) Gujia, MM Future, HC Securities and MMBD Advisory provide market data services and fund management services, and (ii) MM Global operates as an introducing broker that clears all transactions through a clearing broker dealer and earns commission income, placement agent services fee and other related income from customers. Unallocated amounts that do not relate to an operating segment have been allocated to “Unallocated.” Since most of the Company’s long-lived assets are located in the PRC, no geographical information on long-lived assets is presented. Refer to Note 3 for disaggregated revenue information by geographical region attributed on the basis of the location where the revenue is originated.

The following tables present summary information by segment:

	Gujia, MM Future, HC Securities and MMBD Advisory	MM Global	Unallocated	Total
Year Ended December 31, 2022
REVENUE	$722,450	$376,683	$-	$1,099,133

GROSS PROFIT	$567,949	$300,100	$-	$868,049

NET LOSS	$(2,831,982)	$(623,782)	$(2,189,612)	$(5,645,376)

DEPRECIATION AND AMORTIZATION	$66,428	$-	$-	$66,428
CAPITAL EXPENDITURE	$3,792	$-	$-	$3,792

Year Ended December 31, 2021
REVENUE	$260,678	$392,358	$-	$653,036

GROSS PROFIT	$119,376	$392,358	$-	$511,734

NET LOSS	$(4,008,966)	$(451,204)	$(2,590,585)	$(7,050,755)

DEPRECIATION AND AMORTIZATION	$40,130	$-	$-	$40,130
CAPITAL EXPENDITURE	$37,068	$-	$-	$37,068

Year Ended December 31, 2020
REVENUE	$94,637	$647,488	$-	$742,125

GROSS PROFIT	$87,232	$647,488	$-	$734,720

NET INCOME (LOSS)	$(1,576,531)	$46,280	$(1,651,345)	$(3,181,596)

DEPRECIATION AND AMORTIZATION	$54,576	$-	$-	$54,576
CAPITAL EXPENDITURE	$18,379	$-	$-	$18,379

As of December 31, 2022
TOTAL ASSETS	$8,910,311	$719,651	$1,785,545	$11,415,507
As of December 31, 2021
TOTAL ASSETS	$6,204,026	$121,358	$8,262,117	$14,587,501

NOTE 19 – SUBSEQUENT EVENTS

The following subsequent events were evaluated on April 13, 2023, the date the financial statements were issued.

Except as set forth below, there were no events that occurred subsequent to December 31, 2022 that require adjustment to or disclosure in the consolidated financial statements.

On February 22, 2023, the Company entered into a security purchase agreement to sell $40,000,000 senior convertible promissory note with a non-U.S investor. Pursuant to the agreement, the debt holder could convert any portion of the debt into ordinary shares of the Company at a higher price of (a) 80% of the lowest closing price of the last five trading days immediately prior the date of the conversion notice per share (b) $0.50 per share at any time after February 22, 2023. The purchase price of the note carries an original issue discount of 20% of the principal amount which is $32,000,000. The Company received the principal after 20% discount in full in $32,000,000 on February 23, 2023. The senior convertible promissory note bears interest rate of 8% with a maturity date on February 21, 2025.

On February 24, 2023, the $40,000,000 senior convertible promissory note held by the non-U.S investor was converted in full into 80,000,000 ordinary shares, at a conversion price of $0.5 per share.

On March 31, 2023, the Company entered into a security purchase agreement to sell not more than $70,000,000 senior convertible promissory note with a non-U.S investor. Pursuant to the agreement, the debt holder could convert any portion of the debt into ordinary shares of the Company at a higher price of (a) 75% of the lowest closing price of the last five trading days immediately prior the date of the conversion notice per share (b) $0.30 per share at any time after March 31, 2023. The purchase price of the note carries an original issue discount of 20% of the principal amount which is not more than $56,000,000. The Company received the principal after 20% discount in $56,000,000 on February 23, 2023. The senior convertible promissory note bears interest rate of 8% with a maturity date on March 30, 2025.