Form 20-F
period 2023-12-31
MMTec, Inc.
filed 2024-04-30
CIK 1742518

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

On April 30, 2024, the issuer had 199,145,041 shares issued and outstanding.

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

Except where the context otherwise requires and for purposes of this Annual Report only:

Depending on the context, the terms “we,” “us,” “our company,” and “our” refer to MMTEC, INC., a BVI company, and its consolidated subsidiaries:

●	MM Future Technology Ltd. (“MM Future”), a Hong Kong incorporated limited company.

●	MM Fund Services Limited (“MM Fund”), a Cayman Islands incorporated limited company.

●	MM Capital Management Limited (“MM Capital”), a Cayman Islands incorporated limited company.

●	MM Fund SPC (“MM SPC”), a Cayman Islands incorporated segregated portfolio company.

●	Gujia (Beijing) Technology Co., Ltd (“Gujia”), a PRC incorporated limited company.

●	Meimei Zhengtong (Beijing) Technology Co., Ltd., a PRC incorporated entity (dissolved effective as of June 8, 2018).

●	MMBD Trading Limited (“MMBD Trading”), a British Virgin Islands incorporated limited company.

●	MM Global Securities, INC. (“MM Global”), a State of Illinois corporation.

●	HC Securities (HK) Limited (“HC Securities”), formerly known as MM Global Capital Limited, a Hong Kong incorporated limited company.

●	MMBD Investment Advisory Company Limited (“MMBD Advisory”), a State of New York corporation.

●	Fundex SPC (“Fundex SPC”), a Cayman Islands incorporated segregated portfolio company.

●	Haichuan Zhixin (Beijing) Technology Co., Ltd (“Haichuan Zhixin”), a PRC incorporated limited company.

●	Alpha Mind Technology Limited (“Alpha Mind”), a British Virgin Islands incorporated limited company.

●	“common shares” refer to our common shares, $0.01 par value per share,

●	“China” and “PRC” refer to the People’s Republic of China, excluding, for the purposes of this report only, Macau, Taiwan and Hong Kong, and

●	all references to “RMB,” “yuan” and “Renminbi” are to the legal currency of China, and all references to “USD,” “$”, and “U.S. dollars” are to the legal currency of the United States.

Regulatory Considerations relating to our Operations in China

MMTEC, our ultimate British Virgin Islands holding company, does not have any substantive operations other than indirectly holding the equity interest in our operating subsidiaries in China and other countries and regions. As of the date of this annual report, (i) the Company’s business operations are carried out both inside and outside of China; and (ii) the Company does not maintain any variable interest entity structure or operate any data center in China. The Company, including its Hong Kong subsidiaries, may still be subject to PRC laws relating to, among others, data security and restrictions over foreign investments due to the complexity of the regulatory regime in China, and the recent statements and regulatory actions by the PRC government relating to data security may affect our business operations in China or even our ability to offer securities in the United States. Neither MMTEC nor any of our subsidiaries has obtained the approval from either the China Securities Regulatory Commission (the “CSRC”) or the Cyberspace Administration of China (the “CAC”) for any offering we may make, and MMTEC does not intend to obtain the approval from either the CSRC or the CAC in connection with any such offering, since the Company does not believe, based upon advice of our PRC counsel, Beijing Jindong Law Firm, that such approval is required under these circumstances or for the time being. There can be no assurance, however, that regulators in China will not take a contrary view or will not subsequently require us to undergo the approval procedures and subject us to penalties for non-compliance. If regulators in China take a contrary view, it could (a) have a significant negative impact on our ability to operate, (b) hinder our ability to offer securities to investors, and/or (c) cause the value of our securities to significantly decline or to become worthless. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China.”

Recent statements and regulatory actions by the Chinese government have targeted those companies whose operations involves cross-border data security or anti-monopoly concerns.

With regard to data security, China promulgated several important laws recently. Among them, on June 10, 2021, China promulgated the PRC Data Security Law (“DSL”), which became effective on September 1, 2021. The legislative intent for this law mainly includes regulating data processing activities, ensuring data security, promoting data development and utilization, protecting the data-related legitimate rights and interests of individuals and organizations, and safeguarding national sovereignty, security and development interests. Article 36 provides that any Chinese entity that provides data to foreign judicial or law enforcement agencies (regardless of whether directly or through a foreign entity) without approval from the Chinese authority would likely be deemed to be in violation of DSL. In addition, pursuant to Article 2 of Measures for Cybersecurity Reviews (the “Measures”), the procurement of any network product or service by an operator of critical information infrastructure that affects or may affect national security shall be subjected to a cybersecurity review under the Measures. Pursuant to Article 35 of Cybersecurity Law of the PRC, where “critical information infrastructure operators” purchase network products and services, which may influence national security, the operators are required to be subjected to a cybersecurity review. Our subsidiaries provide market data services and fund management services and do not operate any critical information infrastructure. As a result we do not believe that these new legal requirements are applicable to our PRC or Hong Kong subsidiaries. However, the exact scope of the term “critical information infrastructure operator” remains unclear, so there can be no assurance that our subsidiaries will not be subjected to critical information infrastructure operator review in the future. Furthermore, in the event that any of our PRC or Hong Kong subsidiaries becomes an operator of critical information infrastructure in the future it may be subjected to the above-described regulation.

With regard to anti-monopoly, Article 3 of Anti-Monopoly Law of the People’s Republic of China (the “Anti-Monopoly Law”) prohibits “monopolistic practices,” which include: a) the conclusion of monopoly agreements between operators; b) the abuse of dominant market position by operators; and c) concentration of undertakings which has or may have the effect of eliminating or restricting market competition. Also, according to Article 19 of the Anti-Monopoly Law, the operator(s) will be assumed to have a dominant market position if the following apply: a) an operator has 50% or higher market share in a relevant market; b) two operators have 66% or higher market share in a relevant market; c) three operators have 75% or higher market share in a relevant market. We believe that none of our subsidiaries in China (which, for the avoidance of doubt includes Hong Kong and Macau) has engaged in any monopolistic practices in China, and that recent statements and regulatory actions by the Chinese government do not impact our ability to conduct business, accept foreign investments, or list on a U.S. or other foreign stock exchange. However, there can be no assurance that regulators in China will not promulgate new laws and regulations or adopt new series of interpretations or regulatory actions which may require our Chinese or Hong Kong subsidiaries to meet new requirements on the issues mentioned above. See “Item 3. Key Information—Risk Factors —Risks Related to Doing Business in China.”

In general, rules and regulations in China can change quickly with little advance notice, creating substantial uncertainty. Changes in the PRC legal system may adversely affect our business and operation. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China.”

Cash transfers within our organization are effected by means of bank wires. For example, if a subsidiary needs a cash advance for working capital needs, management will decide which entity in our organization will loan the required cash to that subsidiary, and we will cause MMTEC or one of our subsidiaries to make the loan. All such loans are interest-free, unsecured and payable on demand. The proceeds of any such loan will be wired to the borrower subsidiary and will be recorded on our books as ‘Inter-Company due.’ Such loan amounts are eliminated in our consolidated financial statements. Cash transferred outside of our organization to satisfy our obligations to third parties are also effected via wire transfer. During the three years preceding the date of this Annual Report, there have been no distributions or dividends by any of our direct or indirectly held subsidiaries to MMTEC. During that same period MMTEC has not declared any dividends or made any distributions to its shareholders, including its U.S. investors, and we do not anticipate declaring a dividend in the foreseeable future. The enforceability and treatment of the intercompany agreements within our organization, including the intercompany loan agreements described above used in connection with intercompany cash transfers, have not been tested in court. No assets other than cash are transferred within our organization. See “Item 4. Information on the Company—Cash Transfers Within Our Organization” for further information.

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

We have incurred substantial losses in several recent periods as we have sought to expand our operations. We recorded net income of $48,875,781 for the year ended December 31, 2023, and net losses of $5,645,376 and $7,050,755 for the years ended December 31, 2022 and 2021, respectively. Our net income for the year ended December 31, 2023 was primarily attributable to Alpha Mind, a subsidiary we acquired in June 2023 and sold in December 2023. We may incur losses in future periods. If our future revenues do not increase sufficiently, or even if our future revenues increase but we are unable to manage our expenses, we may not achieve and maintain profitability in the future periods.

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

Financial services firms are highly regulated, and the increased regulatory scrutiny over the last several years may increase the risk of financial liability and reputational harm resulting from adverse regulatory actions.

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

We may be deemed to be a transient investment company.

We are not engaged in the business of investing, reinvesting, or trading in securities, and we do not hold ourselves out as being engaged in those activities. However, under the Investment Company Act of 1940, as amended, a company may be deemed an investment company under Section 3(a)(1)(C) of the Investment Company Act if the value of its investment securities is more than 40% of its total assets (exclusive of government securities and cash items) on an unconsolidated basis.

In connection with the sale of Alpha Mind to FLJ, we were issued a Secured Promissory Note in the amount of $153 million (the “FLJ Note”), which is convertible into shares of FLJ if the note is not paid in full by the June 30, 2024 maturity date. Since we do not hold a controlling interest in FLJ, the FLJ note and the FLJ shares underlying the FLJ Note could be deemed under the Investment Company Act to exceed 40% of our total assets, exclusive of government securities cash items and on an unconsolidated basis, and accordingly, we may be deemed to be a transient investment company.

A transient investment company can avoid being classified as an investment company if it can rely on one of the exclusions under the Investment Company Act. One such exclusion, Rule 3a-2 under the Investment Company Act, allows a transient investment company a grace period of one year from the earlier of (a) the date on which an issuer owns securities and/or cash having a value exceeding 50% of the issuer’s total assets on either a consolidated or unconsolidated basis and (b) the date on which an issuer owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of government securities and cash items) on an unconsolidated basis.

In the event we are deemed to be a transient investment company as a result of the FLJ Note, we believe we would qualify for the grace period. We may take actions to cause any investment securities held by us to be less than 40% of our total assets, which may include acquiring assets, engaging in one or more strategic transactions or liquidating our investment securities.

As Rule 3a-2 is available to a company no more than once every three years, and assuming no other exclusion were available to us, we would have to keep within the 40% limit for at least three years after we cease being a transient investment company. This may limit our ability to make certain investments or enter into joint ventures that could otherwise have a positive impact on our earnings. In any event, we do not intend to become an investment company engaged in the business of investing and trading securities.

Classification as an investment company under the Investment Company Act requires registration with the Securities and Exchange Commission (“SEC”). If an investment company fails to register, it would have to stop doing almost all business, and its contracts would become voidable. Registration is time consuming and restrictive and would require a restructuring of our operations, and we would be very constrained in the kind of business we could do as a registered investment company. Further, we would become subject to substantial regulation concerning management, operations, transactions with affiliated persons and portfolio composition, and would need to file reports under the Investment Company Act regime. The cost of such compliance would result in our incurring substantial additional expenses, and the failure to register if required would have a materially adverse impact to conduct our operations.

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

The majority of our operations are conducted outside of the U.S. As a result, it may not be possible for the U.S. regulators to conduct investigations or inspections, or to effect service of process within the U.S. or elsewhere outside China on us, our subsidiaries, officers, directors and shareholders, and others, including with respect to matters arising under BVI or U.S. federal or state securities laws. China does not have treaties providing for reciprocal recognition and enforcement of judgments of courts with the U.S. and many other countries. As a result, recognition and enforcement in China of these judgments in relation to any matter, including U.S. securities laws and the laws of the BVI, may be difficult or impossible.

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

The Holding Foreign Companies Accountable Act was signed into law on December 18, 2020, and requires Auditors of publicly traded companies to submit to regular inspections every three years to assess such auditors’ compliance with applicable professional standards. On June 22, 2021, the U.S. Senate passed the Accelerating Holdings Foreign Companies Accountable Act which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two, thus reducing the time before our securities may be prohibited from trading or delisted. As a result, the time period before our securities may be prohibited from trading or delisted will be reduced. If the U.S. securities regulatory agencies are unable to conduct such investigations, there exists a risk that they may determine to suspend or de-register our registration with the SEC and may also delist our securities from applicable trading market within the US. On December 2, 2021, the SEC adopted final amendments implementing congressionally mandated submission and disclosure requirements of the Holding Foreign Companies Accountable Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB determined that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China because of a position taken by one or more authorities in mainland China (“the Mainland China Determination”), and was unable to inspect or investigate completely registered public accounting firms headquartered in Hong Kong because of a position taken by one or more authorities in Hong Kong (“the Hong Kong Determination,” and, together with the Mainland China Determination, “the 2021 Determinations”). On December 15, 2022, the PCAOB announced that it had vacated the 2021 Determinations after conducting extensive and thorough inspections and investigations of mainland China and Hong Kong firms in 2022 under a new comprehensive agreement with the PRC. However, the PCAOB also recognized that authorities in the PRC might take positions at any time that would prevent the PCAOB from continuing to inspect or investigate completely, and if the PCAOB were to encounter any impediment to conducting an inspection or investigation of auditors in mainland China or Hong Kong as a result of a position taken by an authority in either jurisdiction, it would act immediately to consider the need to issue new determinations consistent with the HFCAA.

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

On July 4, 2014, the PRC SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaced the former Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles (generally known as SAFE Circular 75) promulgated by SAFE on October 21, 2005. On February 13, 2015, SAFE further promulgated the Circular on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Circular 13, which took effect on June 1, 2015. This SAFE Circular 13 has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

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

On January 26, 2022, the Nasdaq Listing Qualifications Department notified us that that minimum closing bid price per share for our common stock was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company had a compliance period of 180 calendar days, or until July 25, 2022 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Company’s common stock is at least $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed. In the event the Company does not regain compliance by July 25, 2022, the Company may be eligible for an additional 180 calendar day period to regain compliance. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary. If the Company chooses to implement a reverse stock split, it must complete the split no later than ten business days prior to the expiration of the second compliance period.

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

MMTEC, INC. (“MMTEC”) was founded on January 4, 2018 under the laws of the British Virgin Islands (the “BVI”). Our main operations are conducted through and by the PRC based operating entity, Gujia, based in Beijing, China. On April 20, 2018, we incorporated MM Fund for the purpose of providing administration services to the private equity funds industry. On May 28, 2018 and August 8, 2018, we incorporated MM Capital and MM SPC, respectively, for the purpose of providing assets management and investment services to clients. On March 19, 2018, MMTEC acquired a wholly owned subsidiary, MM Future Technology Limited (“MM Future”). MM Future was incorporated in Hong Kong on October 31, 2017 for the purpose of being a holding company for the equity interest in Gujia. In addition, our company acquired 24.9% of the outstanding securities of MMBD Trading on March 28, 2018 and acquired the remaining 75.1% on April 25, 2019. The acquisition was closed on October 18, 2019. MMBD Trading acquired a wholly owned subsidiary, MM Global on August 16, 2017. MM Global located in New York, NY. MM Global changed its corporate name from “MM Global, Inc” to “MM Global Securities, Inc.” effective as of February 25, 2019. On March 15, 2019, the Company incorporated HC Securities, a Hong Kong company, for the purpose of providing assets management and investment services to clients. HC Securities is a wholly-owned subsidiary of MMTEC. HC Securities changed its corporate name from “MM Global Capital Limited” to “HC Securities (HK) Limited”, effective on December 22, 2021. HC Securities applied license to SFC and was approved on December 21, 2021. HC Securities is licensed on dealing in securities, advising on securities and asset management. On July 9, 2019, we acquired 49% of a newly-formed entity called Xchain Fintech Pte.Ltd., (“Xchain”), a Singapore company, for the purpose of providing technical support for the construction and development of a new solutions for the existing problems of the traditional financial industry, the difficulty experienced by investors in investing and allocating investment assets globally, and the protection of funds and investments by using advanced technologies, such as artificial intelligence, big data analysis and blockchain. On March 23, 2020, we acquired all outstanding securities of MMBD Advisory. MMBD Advisory was formed in January 2018 in the U.S. and is registered as an investment advisor firm under the laws of the State of New York on May 7, 2018. The firm intends to offer non-discretionary investment advisory services to individuals and advisory services to private fund managers. We have developed and deployed a series of platforms which comprise a business chain that enables PRC-based hedge funds, mutual funds, registered investment advisors, proprietary trading groups, and brokerage firms to engage in securities market transactions and settlements globally. Fundex SPC was incorporated on September 13, 2021, as a wholly-owned subsidiary of MM Capital Management Limited, for the purpose of providing asset management services to clients. On June 7, 2023, the Company acquired 85% of Alpha Mind and sold its interest in Alpha Mind to FLJ on December 28, 2023. On November 18, 2023, the Company disposed of all of its interests in MMBD Advisory, MM Capital, MM SPC and Fundex SPC.

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

The Initial Public Offering

On January 7, 2019, we completed our initial public offering (the “IPO”) on the NASDAQ Capital Market under the symbol of “MTC.” We offered 1,800,000 common shares at $4 per share. Net proceeds raised by us from the initial public offering amounted to approximately $6,478,801 after deducting underwriting discounts and commissions and other offering expenses. Out of the $6.5 million net proceeds, $500,000 was deposited into an escrow account to satisfy the initial $500,000 in potential indemnification obligations arising during an escrow period of two years following the IPO closing date of January 7, 2019. On January 7, 2019, we sold additional 270,000 common shares at $4 per share. Net proceeds raised by us amounted to $993,600 after deducting underwriting discounts. As a result, we raised a total of $7,472,401 from the issuance of 2,070,000 shares of common stock in the IPO.

Registered Direct Offering, Private Placement and Convertible Notes

On February 22, 2021 we entered into a Securities Purchase Agreement with certain institutional investors in connection with a registered direct offering of 4,300,000 of the Company’s common shares, at a purchase price of $3.70 per share. The Company sold the common shares for aggregate gross proceeds of $15,910,000. The net proceeds from the transactions were $14,637,200, after deducting certain fees due to the placement agent.

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

On August 10, 2022, the Company entered into a common stock purchase agreement, with VG Master Fund SPC, which was amended and restated on August 12, 2022. Pursuant to the purchase agreement, the Company sold the 1,050,000 common shares for aggregate gross proceeds of $1,256,640. In consideration for entering into the Purchase Agreement, the Company issued 53,334 shares of common stock to VG Master Fund SPC as consideration for entering into the purchase agreement.

On August 24, 2022, the Company’s shelf registration statement for up to $300,000,000 in securities was declared effective by the SEC. Under this shelf registration statement, the Company may offer and sell from time to time up to an aggregate of $300,000,000 of common shares (issued separately or upon exercise of warrants), warrants, debt securities, and units of the Company’s securities.

On October 29, 2022, the Company entered into a Securities Purchase Agreement (“Agreement 1”) with a purchaser. Pursuant to Agreement 1, the Company sold to the purchaser 400,000 shares of common stock for a consideration of $236,000 on December 3, 2022.

On November 23, 2022, the Company entered into a Securities Purchase Agreement (“Agreement 2”) with a purchaser. Pursuant to Agreement 2, the Company sold to this purchaser 500,000 shares of common stock for a consideration of $257,500 on December 7, 2022.

On February 22, 2023, the Company entered into a securities purchase agreement (“Agreement 3”) pursuant to which the Company issued an unsecured senior convertible promissory note to a non-U.S. investor (the “Investor”). The Note will mature in 24 months after the effective date of the Note. The Note has an original principal amount of $40,000,000 and the Investor paid a purchase price of $32,000,000, reflecting an original issue discount of 20%. The transaction contemplated under the Agreement was closed on February 22, 2023.

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

On March 31, 2023, the Company commenced a registered direct offering of Senior Convertible Promissory Notes with an institutional investor pursuant to a securities purchase agreement of the same date. Pursuant to the Agreement the Purchaser may purchase Senior Convertible Promissory Notes in the aggregate original principal amount of not more than $70 million. The Notes will mature on the second anniversary of their issuance date. The Notes have an original issue discount of 20%, resulting in an aggregate purchase price for the Offering of up to $56 million assuming the full purchase of Notes under the Agreement. On May 11, 2023, the Purchaser converted $2.82 million of outstanding balance of the note into ordinary shares, par value $0.01 per share, at conversion price of $0.705 per share, which represents 4,000,000 ordinary shares. On September 29, 2023, the Purchaser converted $30 million of outstanding balance of the note into ordinary shares, par value $0.01 per share, at conversion price of $0.30 per share, which represents 100,000,000 ordinary shares.

On May 16, 2023, the Company entered into an Equity Acquisition Agreement (the “Purchase Agreement”) with Alfa Crest Investment Limited, a British Virgin Islands company (“Alfa Crest”), CapitoLabs Limited, a British Virgin Islands company (“CapitoLabs”, and together with Alfa Crest, the “Sellers”) and Alpha Mind. Pursuant to the Purchase Agreement, the Company acquired an 85% ownership stake in Alpha Mind for an aggregate purchase price of $99,650,000 (the “Purchase Price”). At the closing of the transaction, which occurred on June 7, 2023, the the Company paid the Purchase Price to the Sellers as follows: (a) $1.0 million credited from an earlier good faith deposit made by the MMTEC to the Sellers on May 8, 2023, (b) $91,650,000 was paid by MMTEC to the Sellers in cash, and (c) remaining $7.0 million was paid by MMTEC to the Sellers in the form of a convertible promissory note. In accordance with the Purchase Agreement, the Company issued to the sellers a senior convertible promissory note (the “Note”) for the remaining $7.0 million of the Purchase Price. The Note accrued interest at 1% per annum and has a 24-month maturity. The Note is convertible at any time and the conversion price will be calculated with a discount of fifty-four percent (54%) to the lowest closing price of the last twenty (20) trading days immediately prior to the date of the conversion notice. On June 14, 2023, the sellers converted $3,950,000 of outstanding balance of the note into ordinary shares, par value $0.01 per share, at a conversion price of $0.395 per share, which represents 10,000,000 ordinary shares.

As a result, the Company had 199,145,041 ordinary shares issued and outstanding as of December 31, 2023.

The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. which can be accessed at www.sec.gov. We maintain a corporate website at www.haisc.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this Annual Report on Form 20-F.

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

In 2023, the Company attempted to expand the scope of business into insurance agency industry with the completion of the acquisition of Alpha Mind in June 2023. However, in December 2023, the Company sold its interests in Alpha Mind to FLJ and abandoned its plans to expand into the insurance industry. As the Company has been seeking business opportunities in US capital market, including through corporate financing, mergers and acquisitions, finance advisory, etc., the Company found it beneficial to sell its interests in Alpha Mind to FLJ for consideration of $153 million. The disposition brought considerable income on the Company’s financial statements.

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

Private Fund Investment Management System

The Private Fund Trading Network Management System (“PTN”) is an in-house developed system that supports institutional customers. The system consists of the following modules:

●	Our account management system – the PTN investment management system sets up account management functions such as risk control, clearing, accounting, reporting, and trading, etc. for fund operating and investment.

●	Our fund valuation system – this system provides a package of valuation services, including valuation validation, investment monitoring, and information disclosure, with general and grouped valuation options provided to users upon demands.

●	Our fund risk management platform – this system provides all-round risk control management for users in the entire process from transaction, compliance to risk control on three dimensions: transaction risk control, process risk control and risk control setting.

●	Our quantitative transaction access – this system provides the user with efficient and fast quantitative transaction access modes including the standardized API and customized H5, SDK, APP, PC, to ensure rapid development and operation.

Mobile Transaction Individual Client System and PC Client System – As a result of our internal research and development efforts and upgrades, we have developed a mobile application for business transaction and social networking for our broker-dealer customers, and an efficient and fast transaction-only PC client system for their individual investor customers. This system provides the end users with real time comprehensive market information (bid/ask price, volume, breaking news, etc.) access through dedicated cross-border lines. We utilize dedicated Sino-US cross-border lines to provide end users with high-speed and stable market data, help them to apply for market licenses, and provide integrated market information-related solutions to the users, who may choose to pay monthly or yearly. We also provide end users with testing and debugging services.

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

One-stop private fund investment management fund solution – for small and medium-sized private funds with a management scale of more than $1 million and less than $100 million, we provide the following one-stop establishment and investment trading solutions to assist with:

●	establishing private equity funds, registration, administration, and management of such funds.

●	building PTN investment management system, deployment of investment transaction, fund management, risk control, ERP and other modules.

●	opening trading accounts, handling valuation, liquidation and investment redemptions.

●	marketing.

Corporate History and Background

●	MMTEC, INC. –We formed MMTEC, INC., our BVI holding company on January 4, 2018.

●	MM Future– Our wholly-owned Hong Kong subsidiary, was incorporated on October 31, 2017.

●	Gujia – Our operating company in China and a wholly-owned subsidiary of MM Future.

●	Meimei Zhengtong (Beijing) Technology Co., Ltd., – A PRC incorporated entity (dissolved effective as of June 8, 2018).

●	MM Fund – Our wholly-owned Cayman Islands subsidiary, which was incorporated on April 20, 2018 and dormant as of December 31, 2023.

●	MM Capital – Our wholly-owned Cayman Islands subsidiary, was incorporated on May 28, 2018, and dormant as of December 31, 2023, was disposed on November 18, 2023.

●	HC Securities (HK) Limited – Formerly known as MM Global Capital Limited, a wholly-owned Hong Kong subsidiary, was incorporated on March 15, 2019.

●	MM SPC – MM SPC was incorporated on August 8, 2018, as a wholly-owned subsidiary of MM Capital, was disposed on November 18, 2023.

●	MMBD Trading – Our wholly-owned subsidiary of MMTEC, acquired in October 2019.

●	MM Global Securities, INC. – Our operating company in New York and a wholly-owned subsidiary of MMBD Trading Limited.

●	MMBD Investment Advisory Company Limited – Our wholly-owned subsidiary of MMTEC, acquired in March 2020, was disposed on November 18, 2023.

●	Fundex SPC – Fundex SPC was incorporated on September 13, 2021, as a wholly-owned subsidiary of MM Capital, was disposed on November 18, 2023.

●	Haichuan Zhixin – Our wholly-owned subsidiary of MM Future, was incorporated in April 2023.

●	Alpha Mind– Our 85% owned subsidiary of MMTEC, acquired on June 7, 2023 and disposed on December 28, 2023.

Gujia was established on June 9, 2015 under the laws of China with registered capital of RMB 10 million (approximately $1.51 million). Its original shareholders were Xiangdong Wen, who owned 75% and Peng Dong, which owned 25%. On January 29, 2016, Gujia increased its registered capital to RMB20.83 million (approximately $3.15 million). As result of the capital contribution, Xiangdong Wen decreased his equity ownership to 48%, Peng Dong decreased his equity ownership to 12%, and added an individual shareholder Zhen Fan, who owned 40%. On June 6, 2016, Gujia increased its registered capital to RMB 26.04 million (approximately $3.94 million). As result of the capital contribution, Xiangdong Wen decreased his equity ownership to 38.4%, Peng Dong decreased his equity ownership to 9.6%, and Zhen Fan decreased his equity ownership to 32%. New shareholders Beijing Yiyi Angel Investment Management Co. Ltd. owned 6.7%, Zhoushan Xianhe Investment Partnership (Limited Partnership) owned 10% and Shanghai Lanhong Investment Management Center (Limited Partnership) owned 3.3%. On November 30, 2017, Peng Dong transferred his 9.6% equity ownership to Xiangdong Wen; Beijing Yiyi Angel Investment Management Co. Ltd. transferred its 6.7% equity ownership to Zhen Fan; and Shanghai Lanhong Investment Management Center (Limited Partnership) transferred its 3.3% equity ownership to Zhen Fan Zhoushan Xianhe Investment Partnership (Limited Partnership) kept the same equity ownership. On January 29, 2018, Xiangdong Wen transferred his 48% equity ownership to MM Future, Zhen Fan transferred his 42% equity ownership to MM Future, Zhoushan Xianhe Investment Partnership (Limited Partnership) transferred its 10% equity ownership to MM Future . MM Future became the sole shareholder of Gujia.

Pursuant to the Securities Purchase Agreement dated as of April 25, 2019, the Company agreed to purchase the remaining 75.1% of outstanding securities of MMBD Trading. Prior to the consummation of this acquisition, (i) the Company held 24.9% of outstanding securities of MMBD, and (ii) each of Xiangdong Wen (the Chairman of the Board and Chief Executive Officer) and Zhen Fan (the former Chief Executive Officer) beneficially owned 37.55% of outstanding securities of MMBD, respectively. The Company agreed to pay the aggregate purchase price of $185,000 for such securities to be equally divided between the two shareholders of MMBD. The acquisition closed on October 18, 2019, following the receipt by the Company of requisite corporate and regulatory approvals, including, without limitation, FINRA CMA application approval, and the Company’s Audit Committee’s review and approval of the terms and provisions of this transaction involving related parties. Following and as a result of this acquisition, MMBD became a wholly-owned subsidiary of the Company.

Pursuant to the investment agreement dated as of March 23, 2020, the Company acquired all outstanding securities of MMBD Advisory for a consideration of $1,000, which was subsequently given up by the Hinman Au. Prior to this transaction, all outstanding securities of MMBD Advisory were owned by Hinman Au, a director of the Company. MMBD Advisory was formed in January 2018 in the U.S. and is registered as an investment advisor firm under the laws of the State of New York on May 7, 2018. The firm intends to offer non-discretionary investment advisory services to individuals and advisory services to private fund managers.

Pursuant to the Equity Acquisition Agreement dated as of May 16, 2023, the Company acquired an 85% ownership stake in Alpha Mind for a consideration of $99,650,000 on June 7, 2023. Pursuant to an Equity Acquisition Agreement dated as of November 22, 2023, the Company sold all of its interests in Alpha Mind to FLJ for consideration of $153 million on December 28, 2023, which was paid in the form of a Secured Promissory Note made by FLJ (the “Note”). On April 26, 2024, the Company entered into a “Share Transfer Commitment Letter for Secured Promissory Note” with FLJ (the “Commitment Letter”). Pursuant to the Commitment Letter, FLJ reaffirmed its promise to pay the principal sum of $153,000,000 under the Note, together with interest on the unpaid note on or prior to June 30, 2024 (the “Maturity Date”). In addition, pursuant to the Commitment Letter if FLJ fails to pay the amounts due under the Note, the Company will have the right to convert the unpaid principal and interest to shares of FLJ at a discount of between 20% and 70% of the market price of such shares.

On November 18, 2023, the Company entered into a Share Transfer Agreement (the “Share Transfer Agreement 1”) with Top Fintech Inc. Pursuant to the Share Transfer Agreement 1, the Company agreed to transfer all outstanding securities of MMBD Advisory, the wholly-owned subsidiary of the Company, to Top Fintech Inc., for a total consideration of $1,000. The disposition was closed on November 18, 2023, after the signing of Share Transfer Agreement 1 and ending in five days.

On November 18, 2023, the Company entered into a Share Transfer Agreement (the “Share Transfer Agreement 2”) with Capital Jasmine Ltd. Pursuant to the Share Transfer Agreement 2, the Company agreed to transfer all outstanding securities of MM Capital, the wholly-owned subsidiary of the Company, to Capital Jasmine Ltd., for a total consideration of $500. The disposition was closed on November 18, 2023. As a result of the transaction, the Company no longer holds an interest in MM Capital or its two wholly-owned subsidiaries, MM Fund SPC and Fundex SPC.

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

The Hong Kong market mainly relies on the following four securities system development service companies providing services for traditional securities firms and financial institutions: Hundsun.com Co., Limited, Ayers Solutions Limited, eBroker Systems Limited, and iAsia Online Systems Limited:

●	Hundsun.com Co., Limited is a Hong Kong holding subsidiary of Hundsun Technologies Inc., located in Hong Kong, mainly providing integrated accounts, securities and futures solutions for the Hong Kong financial industry.

●	Ayers Solutions Limited (“Ayers”) is a member of the Shanghai DZH Group. Ayers was incorporated in 2001 and specialized in developing securities and futures trading systems and settlement system for local and global financial institutions. Ayers has developed a comprehensive system that supports trading in multi-market, multi-currency, feature-rich sets of tools in an integrated platform with flexible application settings. Ayers has built an extensive network of global exchange connectivity, risk management solutions and API and FIX technology support. Ayers also specializes in providing trading systems and settlement system solutions for securities companies and futures companies in Hong Kong and its surrounding countries and regions.

●	iAsia Online Systems Limited (“iAsia”) is a financial software developer that supplies flexible and cost-effective applications, ranging from online trading, front-end trading and back-office settlement systems for various financial products to retail solutions. This company offers a wide range of financial products including securities, futures, commodities, options, unit trust, saving plan, leveraged FX and bullion systems. iAsia systems handle transaction settlement, monitor risk exposure, offer front end trading and inquiry to its users. All products are being used by market participants or financial houses.

●	eBroker Systems Limited is a financial technology solution provider focusing on the provision of financial software solutions services to financial institutions. Its solutions are engineered to perform a variety of functions for both front office and back office.

In addition to the above-referenced companies, we compete with the following entities for providing services to the private equity/fund industry:

●	OP Investment Management Ltd. (“OPIM”) is a leading asset management company based in Hong Kong, and a member of the Oriental Patron Financial Group. It manages both global and Asian-based fund vehicles with expertise across every major regional market from China, Korea, India to the Middle East. OPIM is a fully licensed holder of Hong Kong SFC Type 4 & Type 9 licenses.

●	AssetMark Financial Holdings, Inc. (“AssetMark”) is a U.S. turnkey asset management platform, purchased by a Chinese listed brokerage. It has provided professional and serial investment solutions to U.S. investment advisers over the past 20 years. As of March 31, 2016, the total assets under management on the AssetMark platform were about $28.5 billion, serving more than 6,700 investment advisers and over 87,000 investors.

Our Strategies

Our key market strategies include:

●	Providing free, flexible and open securities technology services - we provide one-stop integrated solutions to small and medium-sized broker customers, by replacing a technical fee model with a free technical system featuring open system underlay access, standardized access interface and module products. The purpose is to build a more open technical platform that provides a wide variety of financial products and more open technical services for Internet securities.

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

For such funds, we will provide (i) a package solution that will optimize the set-up process and reduce the set-up cost to help them to invest in overseas markets; (ii) personal service to help them to solve issues related to the regulations and supervision of overseas funds and account set-up; (iii) completely Chinese language based PTN investment management system, free of charge to provide fund valuation, redemption management, and risk-control financial management system, free estimate of fund value, and a system for risk control and financial management that is customized for China’s private equity funds; (iv) assistance in brand promotion and marketing, by providing additional market information, and organizing industry gatherings to promote their development; and (v) providing quantitative interface and open data to meet needs for access to small scale funds by localizing the U.S. financial industry standards so that more local quantitative funds can be interfaced with the U.S. stock market according to native technical standards.

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

●	A professional team with diversified backgrounds - Our team members are from Internet companies, financial enterprises and traditional securities information system development companies. They are familiar with the financial market, and have expertise in the development of securities information technology. Members of this diverse backgrounds teamwork in their respective areas with efficiency and professionalism.

●	Better ecology and environment - With the acquisition of MMBD Trading and MM Global in the United States, we are able to provide better services to non-U.S. small and medium-sized brokerage firms to access the U.S. market, and also to the small and medium-sized private equity funds with deeper understanding of their needs.

●	Market opportunities - Traditional financial markets rely more and more on information technology. In dealing with the overseas market, under the barrier of language, market mechanism and cultural background, we rely on technology to change the relationship between brokerage firms and traditional information technology developers. As the earliest participants in this model, we enjoy favorable market opportunities. At the same time, there has been an increasing demand for China’s small and medium-sized private equity funds to go overseas, as well as more Chinese investors investing outside of China. At the early stage development of this industry, we will actively participate in the development of industry service standards and service system, and make good use of this market opportunity.

●	Localized service - 24/7 customer service in complete Chinese language. From trading API document to technology support, we strive to create a more user-friendly environment for our customers. We also provide more pleasant user trading experience for Chinese customers. They will get more localized trading experience, without trial and error, and easier and more pleasant investment in overseas markets. Back on the Chinese market, we understand the rules of the United States. We also understand better the needs of Chinese investors. And we provide more localized private fund services and more financial products and services support. With the system support of MM Fund and PTN, we will provide a more localized private fund administration service to our clients. We will respond to their request in a timely manner, being more attentive to their needs and requests.

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

Employees

Our principal offices are located in Hong Kong Special Administrative Region; we also have a technical research & development center in Beijing, office in Shenzhen, Shanghai, China, and we also operate a broker-dealer in New York City. As of April 30, 2024, we employed 42 people on a full-time basis, comprised of 5 employees in management, 26 employees in sales and marketing, 3 employees in research and development, and 8 employees in administration.

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

Office	Address	Rental Term	Space
Headquarters	Room 2302, 23/F, FWD Financial Center, 308 DES Voeux Road Central, Hong Kong	October 25, 2021 – October 24, 2024	969 sq. Ft.

New York Center	575 Lexington Avenue New York, NY, 10022, USA	February 1, 2023 – January 31, 2025	Approximately 200 sq. Ft.

Beijing Research & Development Center	AF, 16/F, Block B, Jiacheng Plaza, 18 Xiaguangli, Chaoyang District, Beijing 100027	December 1, 2022 – November 30, 2025	6,920.66. sq. Ft.

Beijing Center	Room 2501, Block A, Yuanyangxinganxian Building, Xiaguangli, Chaoyang District, Beijing 100027	September 9, 2022 – October 7, 2024	4,262.72 sq. Ft.

Shenzhen Center	Room DD-12, TCL Building, 6 Gaoxin South Road 1, Shekou, Nanshan District, Shenzhen, Guangdong	January 1, 2023 – February 29, 2024	2 sq. Ft.

Shanghai Center	3/A, Jiali Building, 1155 Fandian Street, Pudong District, Shanghai	March 8, 2022 – April 30, 2022*	2 sq. Ft.

*	Expiration can continue to use, termination notice period 1-2 months.

Legal Proceedings

In the normal course of business, MM Global is engaged in various trading and brokerage activities on a principal and agency basis through a clearing broker. As a regulated FINRA broker-dealer MM Global is subject to regulatory trading inquiries and investigations to determine whether any violations of federal securities or FINRA rules may have occurred. As such, MM Global has responded to FINRA inquires.  MM Global submitted a Letter of Acceptance, Waiver, and Consent for the purpose of proposing a settlement of the alleged rule violations on September 9, 2022. Without admitting or denying the findings by FINRA related to Case Number 20190626230, the Company was censured, fined $450,000. Two individuals’ registration capacities were suspended for 45 days, fined $20,000 and $5,000 respectively. The Company elect to pay the fine via a 36 months’ installment plan with $38,250 installment fee. As of December 31, 2023 the Company has total unpaid balance of $209,250, recorded the current portion as “Accrued liabilities and other payables” and non-current portion as “Accrued Liabilities, Noncurrent” in consolidation financial statement.

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

Cash Transfers Within Our Organization

During the first three months of 2024 and each of the fiscal years ended December 31, 2021, 2022 and 2023, the only transfer of assets among MMTEC and its subsidiaries have consisted of cash. During that same period, there have been no distributions or dividends by any of our direct or indirectly held subsidiaries to MMTEC. During that same period MMTEC has not declared any dividends or made any distributions to its shareholders, including its U.S. investors, and we do not anticipate declaring a dividend in the foreseeable future.

MMTEC routinely provides cash to its subsidiaries either by way of capital contribution or by way of loan. All such loans are interest-free, unsecured and payable on demand. The proceeds of any such loan will be wired to the borrower subsidiary and will be recorded on our books as “Inter-Company due.” Such loan amounts are eliminated in our consolidated financial statements. Cash transferred outside of our organization to satisfy our obligations to third parties are also effected via wire transfer.

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

China is a foreign exchange administration country. Capital injections, cross-border trade and services transactions settled in foreign exchange, overseas financing and profit repatriations are subject to the foreign exchange administration regulations. The Authority dealing with foreign exchange in China is the SAFE and its local branches. A Chinese subsidiary owned by a foreign company must apply for registration of foreign exchange with the SAFE after the issuance of a business license and obtain a foreign exchange registration certificate. When the Chinese subsidiaries apply to repatriate dividends to foreign shareholders, they must submit the application form to SAFE with the proof that such dividends have been subjected to all applicable tax withholding. A Chinese subsidiary can only distribute dividends out of its accumulated profits, which means that any accumulated losses must be more than offset by its profits in other years, including the current year.

The cash transfers within the organization during the above-referenced periods were as follows:

For The Period From January 1, 2024 through April 30, 2024
Company (Wire transfer from)	Company (Wire transfer to)	Amount		Equivalent to amount (USD)	Purpose	Asset Type
MMTEC	MMBD Trading	US$	140,000	140,000	Capital contribution	Cash
MMTEC	MM Future	US$	1,050,000	1,050,000	Capital contribution	Cash
MM Future	Gujia	RMB	6,037,105	850,000	Capital contribution	Cash
MMBD Trading	MM Global	US$	140,000	140,000	Capital contribution	Cash

For The Year 2023
Company (Wire transfer from)	Company (Wire transfer to)	Amount		Equivalent to amount (USD)	Purpose	Asset Type
MMTEC	MMBD Trading	US$	355,000	355,000	Capital contribution	Cash
MMTEC	HC Securities	HK$	5,779,911	740,000	Capital contribution	Cash
MM Global	MMBD Trading	US$	220,000	220,000	Withdraw investment	Cash
MM Future	HC Securities	HK$	1,482,779	190,000	Intercompany loan for working capital	Cash
MMBD Trading	MM Future	US$	220,000	220,000	Intercompany loan for working capital	Cash
MMBD Trading	MM Global	US$	355,000	355,000	Capital contribution	Cash

For The Year 2022
Company (Wire transfer from)	Company (Wire transfer to)	Amount		Equivalent to amount (USD)	Purpose	Asset Type
MMTEC	MMBD Trading	US$	850,000	850,000	Capital contribution	Cash
MMTEC	MM Future	US$	6,350,000	6,350,000	Capital contribution	Cash
MMTEC	HC Securities	HK$	1,500,000	191,522	Capital contribution	Cash
MM Future	Gujia	RMB	24,642,492	3,700,000	Capital contribution	Cash
MM Future	Fundex	US$	5,000	5,000	Intercompany loan for working capital	Cash
MMBD Trading	MM Global	US$	850,000	850,000	Capital contribution	Cash
Gujia	MM Future	RMB	716,680	100,000	Consulting service fee	Cash

For The Year 2021
Company (Wire transfer from)	Company (Wire transfer to)	Amount		Equivalent to amount (USD)	Purpose	Asset Type
MMTEC	MMBD Trading	US$	330,000	330,000	Capital contribution	Cash
MM Future	MMTEC	US$	5,000	5,000	Intercompany loan for working capital	Cash
MMTEC	MM Future	US$	5,000	5,000	Intercompany loan for working capital	Cash
MMTEC	MM Future	US$	4,495,000	4,495,000	Capital contribution	Cash
MMTEC	HC Securities	HK$	5,500,000	706,528	Capital contribution	Cash
MMTEC	HC Securities	US$	2,000,000	2,000,000	Intercompany loan for working capital	Cash
HC Securities	MMTEC	US$	1,446,209	1,446,209	Intercompany loan for working capital	Cash
MM Future	Gujia	RMB	18,160,500	2,800,000	Capital contribution	Cash
MMBD Trading	MM Global	US$	320,000	320,000	Capital contribution	Cash

The enforceability and treatment of the intercompany agreements within our organization, including the intercompany loan agreements described above used in connection with intercompany cash transfers, have not been tested in court.

C.	Organizational Structure

The following chart illustrates the Company’s organizational structure as of April  26, 2024:

D.	Property, Plant and Equipment

For a listing of our properties, see “Item 4.B. Business Overview - Properties.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations for the years ended December 31, 2023, 2022 and 2021 should be read in conjunction with our consolidated financial statements and related notes to those consolidated financial statements that are included elsewhere in this report. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this report.

Unless otherwise indicated, references to the “Company”, “us” or “we” refer to MMTEC and its consolidated subsidiaries.

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

Overview

Our Company develops and deploys a series of platforms, including the ETN Counter Business System, the PTN Private Fund Investment Management System, the Personal Mobile Transaction Client System, the PC Transaction Client System, the Individual and Institutional Integrated Account Management System, and the Quantitative Investment Transaction Platform, which collectively comprise a business chain that enables Chinese language speaking hedge funds, mutual funds, registered investment advisors, proprietary trading groups, and brokerage firms to engage in securities market transactions and settlements globally.

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

The value of the RMB, the main currency used in China, fluctuates and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies such as the U.S. dollar have generally been based on rates set by the People’s Bank of China, which are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates on the world financial markets.

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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Comparison of Results of Operations for the Years Ended December 31, 2023, 2022 and 2021.

Revenue

The following table sets forth the components of our net revenues by amounts and percentages of our total net revenues for the periods presented:

	For the Year Ended December 31,
	2023		2022
	US$	%	US$	%
Net revenues:
Consulting services	800,000	92.0%	-	-%
Software sales and maintenance	24,098	2.8%	676,049	63.0%
Placement agent services	45,837	5.3%	372,677	34.7%
Market data services	-	-%	20,619	1.9%
Other revenue	-	-%	4,006	0.4%
Total net revenues	869,935	100.0%	1,073,351	100.0%

For the years ended December 31, 2023 and 2022, we had revenue from consulting service of $800,000 and nil, which relating to our financial advisory and investment banking business. Our revenue from Software development and maintenance sales to our customers were $24,098 and $676,049 for the years ended December 31, 2023 and 2022, respectively. As a result of business development and our acquisition of MMBD Trading, which has a fully owned subsidiary, MM Global, that engages in a single line of business as a securities broker-dealer, our Company also had Placement agent services revenue of $45,837 and $372,677, and other related revenue of nil and $4,006, for the years ended December 31, 2023 and 2022, respectively. For the years ended December 31, 2023 and 2022, we had revenue from performing market data services for our customers of nil and $20,619, respectively.

	For the Year Ended December 31,
	2022		2021
	US$	%	US$	%
Net revenues:
Software sales and maintenance	676,049	63.0%	-	-%
Placement agent services	372,677	34.7%	-	-%
Market data services	20,619	1.9%	107,184	18.9%
Fund management fee	-	-%	69,078	12.1%
Commissions	-	-%	390,569	68.7%
Other revenue	4,006	0.4%	1,789	0.3%
Total net revenues	1,073,351	100.0%	568,620	100.0%

For the years ended December 31, 2022 and 2021, we had revenue from Software development and maintenance sales to our customers of $676,049 and $0, respectively. As a result of business development and our acquisition of MMBD Trading, which has a fully owned subsidiary, MM Global, that engages in a single line of business as a securities broker-dealer, our Company also had Placement agent services revenue of $372,677 and $0, and other related revenue of $4,006 and $1,789, for the years ended December 31, 2022 and 2021, respectively. The company did not generate commissions revenue in 2022 and had commissions revenue of $390,569 in 2021. For the years ended December 31, 2022 and 2021, we had revenue from performing market data services for our customers of $20,619 and $107,184, respectively. We had revenue from fund management services of MM Fund Growth SP of nil and $69,078 for the years ended December 31, 2022 and 2021. MM Fund Growth SP will pay the investment advisor a management fee, out of the assets of the Portfolio.

Cost of Revenue

Cost of revenue consists primarily of internal labor cost and related benefits, and other overhead costs that are directly attributable to services provided.

For the years ended December 31, 2023, 2022 and 2021, cost of revenue was $172,948, $231,084 and $141,302, respectively.

Gross Profit and Gross Margin

Our gross profit was $696,987 for the year ended December 31, 2023, representing gross margin of 80.1%. Gross profit was $842,267 for the year ended December 31, 2022, representing gross margin of 78.5%. Our increased gross margin was primarily attributable to our consulting services in 2023, which have a higher gross profit and gross margin than our other businesses. Gross profit was $427,318 for the year ended December 31, 2021, representing gross margin of 75.2%. Our increased gross margin in 2022 was primarily attributable to our newly launched businesses, placement agent services and software sales and maintenance, which have a higher gross profit and gross margin than our other businesses.

Operating Expenses

During the years ended December 31, 2023, 2022 and 2021, operating expenses included selling and marketing, payroll and related benefits, professional fees, and other general and administrative expenses.

Selling and Marketing Expenses

Selling and marketing expenses totaled $901,319 for the year ended December 31, 2023, as compared to $1,007,652 for the year ended December 31, 2022, a decrease of $106,333 or 10.6%. During the year ended December 31, 2023, the decrease was primarily attributable to the decreased need of marketing and investor relation management service providing by other parties.

Selling and marketing expenses totaled $1,007,652 for the year ended December 31, 2022, as compared to $303,079 for the year ended December 31, 2021, an increase of $704,573 or 232.5%. During the year ended December 31, 2022, the increase was primarily attributable to the increase in selling staff.

Payroll and Related Benefits

Payroll and related benefits totaled $2,512,781 for the year ended December 31, 2023, as compared to $2,609,849 for the year ended December 31, 2022, a decrease of $97,068 or 3.7%. As a result of the reduction of software development business, the Company decreased the level of spending on software development department.

Payroll and related benefits totaled $2,609,849 for the year ended December 31, 2022, as compared to $2,446,019 for the year ended December 31, 2021, an increase of $163,830 or 6.7%. As a result of the expansion of the Company’s overall business scale, the Company increased the size of and level of spending on support team for investment banking business.

Professional Fees

For the years ended December 31, 2023, 2022 and 2021, Professional Fees consisted of the following:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2023	2022	2021
Audit fees	$581,909	$267,283	$231,120
Legal fees	230,499	286,508	479,126
Financial consulting fees	191,255	518,736	664,916
Advisory fees	-	83,333	319,820
Others	27,611	54,585	388,037
	$1,031,274	$1,210,445	$2,083,019

●	For the year ended December 31, 2023, audit fees increased by $314,626, or 117.7%, as compared to the year ended December 31, 2022. The increase was primarily attributable to the newly increased audit fee for acquisition of Alpha Mind. For the year ended December 31, 2022, audit fees increased by $36,163, or 15.6%, as compared to the year ended December 31, 2021. The increase was primarily attributable to the increasing audit fee charged by MaloneBailey, LLP.

●	For the year ended December 31, 2023, legal fees decreased by $56,009, or 19.5%. The decrease was primarily attributable to the fact that legal services incurred in 2023 were relatively routine in contrast to 2022 when the Company incurred additional legal expenses in connection with its F-3 Shelf Registration on Nasdaq. For the year ended December 31, 2022, legal fees decreased by $192,618, or 40.2%. The decrease was primarily attributable to the fact that legal services incurred in 2022 were relatively routine in contrast to 2021 when the Company incurred additional legal expenses in connection with its public offering and license application.

●	For the year ended December 31, 2023, financial consulting fees decreased by $327,481, or 63.1%. The decrease was primarily attributable to less demand for financial consulting in 2023. For the year ended December 31, 2022, financial consulting fees decreased by $146,180, or 22.0%. The decrease was primarily attributable to less demand for financial consulting in 2022.

●	For the year ended December 31, 2023, advisory fees decreased by $83,333, or 100.0%. The decrease was primarily attributable to a reduction in consulting services due to decreased commission business activities in 2023. For the year ended December 31, 2022, advisory fees decreased by $236,487, or 73.9%. The decrease was primarily attributable to a reduction in consulting services due to decreased commission business activities in 2022.

●	For the year ended December 31, 2023, other miscellaneous items decreased by $26,974, or 49.4%. The decrease was primarily attributable to the normal fluctuation of the Company’s business. For the year ended December 31, 2022, other miscellaneous items decreased by $333,452, or 85.9%. The decrease was primarily attributable to a reduction in the Company’s the broker dealer business.

Other General and Administrative Expenses

For the years ended December 31, 2023, 2022 and 2021, other general and administrative expenses consisted of the following:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2023	2022	2021
Rent and related utilities	$458,422	$413,238	$398,449
ETC clearing cost	-	32,000	153,179
Technical service fee	27,363	192,957	279,859
Referral fee	-	-	120,000
NASDAQ application and listing fee	53,981	59,500	32,672
Travel and entertainment	153,475	70,905	109,337
ATS execution fee	-	-	55,524
Fund SPC service fee	-	190,347	83,964
Training fee	-	27,981	84,833
Bad debt expense	-	100,000	550,000
Regulatory Fee	5,677	516,234	-
Others	393,032	322,777	277,120
	$1,091,950	$1,925,939	$2,144,937

●	For the year ended December 31, 2023, rent and related utilities increased by $45,184, or 10.9%, as compared to the year ended December 31, 2022. The increase was primarily attributable to the increase in our office space resulting from our business needs. For the year ended December 31, 2022, rent and related utilities increased by $14,789, or 3.7%, as compared to the year ended December 31, 2021. The increase was primarily attributable to the increase in our office space resulting from our business needs.

●	For the year ended December 31, 2023, no ETC clearing cost for broker dealer incurred, as compared to $32,000 for the year ended December 31, 2022. For the year ended December 31, 2022, ETC clearing cost for broker dealer decreased by $121,179, or 79.1%, as compared to the year ended December 31, 2021. The decrease was primarily attributable to MM Global’s suspension of the development of a retail broker dealer business line.

●	For the year ended December 31, 2023, technical service fee decreased by $165,594, or 85.8%. For the year ended December 31, 2022, technical service fee decreased by $86,902, or 31.1%. The decrease was primarily attributable to demand for technical service reduction in 2023 and 2022.

●	For the year ended December 31, 2023 and 2022, the company did not incur referral fee and incur $120,000 corresponding expenses in the year ended December 31, 2021. The decrease was primarily attributable to referral of investor and promotion of financing related to the private placement in 2021 but there was no such activity in 2023 and 2022.

●	For the year ended December 31, 2023, NASDAQ application and listing fees decreased by $5,519, or 9.3%, as compared to the year ended December 31, 2022. For the year ended December 31, 2022, NASDAQ application and listing fees increased by $26,828, or 82.1%, as compared to the year ended December 31, 2021. The NASDAQ application and listing fees decrease was primarily attributable to decreasing annual listing fee and service fees charged by NASDAQ.

●	For the year ended December 31, 2023, travel and entertainment expenses increased by $82,570, or 116.5%, as compared to the year ended December 31, 2022, which was mainly attributable to an increase in the employee’s travelling expenses of the Company’s investment banking department in 2023. For the year ended December 31, 2022, travel and entertainment expenses decreased by $38,432, or 35.2%, as compared to the year ended December 31, 2021, which was mainly attributable to increased impact of COVID-19 on travel and entertainment in 2022.

●	For the year ended December 31, 2023 and 2022, ATS execution fee for broker-dealer services was $0 compared to $55,524 for the year ended December 31, 2021. The decrease was primarily attributable to a reduction by MM Global of activities relating to the retail broker dealer business line in 2023 and 2022.

●

For the year ended December 31, 2023, Fund SPC service fees was $0, compared to $190,347 for the year ended December 31, 2022. The Company disposed the investment advisory business in 2023, and no fund management services incurred for the year ended December 31, 2023. For the year ended December 31, 2022, Fund SPC service fees increased by $106,383, or 126.7%, as compared to the year ended December 31, 2021. We formed 5 new segregated portfolios of Fundex SPC and MM SPC in the year ended December 31, 2022.

●	For the year ended December 31, 2023, training fee was $0, compared to $27,981 for the year ended December 31, 2022. For the year ended December 31, 2022, training fee decreased by $56,852, or 67.0%, as compared to the year ended December 31, 2021. The decrease was mainly attributable to the reduced employee training activities from outside in the year ended December 31, 2023 and 2022.

●	For the year ended December 31, 2023, bad debt expense was $0, compared to $100,000 for the year ended December 31, 2022. For the year ended December 31, 2022, bad debt expense decreased by $450,000, or 81.8%, as compared to the year ended December 31, 2021. The Company fully recorded allowance for bad debts of loan receivable from HY Future Limited in 2022 and fully recorded allowance for bad debts of loan receivable from HuaMei Trading Management Limited due to its poor performance in 2021.

●	For the year ended December 31, 2023, regulatory fees decreased by $510,557, or 98.9%, as compared to the year ended December 31, 2022. For the year ended December 31, 2022, regulatory fees increased by $516,234 compared to $0 in the year ended December 31, 2021. The regulatory fees mainly consist of the fine paid by the Company in connection with a settlement entered into with FINRA in 2022.

●	Other general and administrative expenses were primarily comprised of office supplies, internet service fee, and depreciation. For the year ended December 31, 2023, other general and administrative expenses increased by $70,255, or 21.8%, as compared to the year ended December 31, 2022. For the year ended December 31, 2022, other general and administrative expenses increased by $45,657, or 16.5%, as compared to the year ended December 31, 2021. This increase was primarily attributable to more office supplies used in headquarter and Beijing center.

Loss from Operations

As a result of the foregoing, for the year ended December 31, 2023, loss from operations amounted to $4,840,337, as compared to $5,911,618 for the year ended December 31, 2022, a decrease of $1,071,281, or 18.1%. For the year ended December 31, 2022, loss from operations amounted to $5,911,618, as compared to $6,549,736 for the year ended December 31, 2021, a decrease of $638,118, or 9.7%.

Other Income (Expense)

Other income (expense) mainly includes interest income from bank deposits and receivables, interest expense on convertible promissory notes, impairment on long-term investment and recovery of the impairment, other income (expense), foreign currency transaction gain (loss). Other income, net, totaled $448,357 for the year ended December 31, 2023, as compared to other income of $247,239 for the year ended December 31, 2022, an increase of $201,118, which was mainly attributable to an increase in interest expense from the Company’s issuance of approximately $14.8 million in convertible promissory notes, a recovery of impairment on long-term investment of $439,111, and a recovery of bad debt allowance of $550,000.

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

Income Taxes

We did not have any income taxes expense for the years ended December 31, 2023, 2022 and 2021, since we did not generate any taxable income in these fiscal years.

Net Loss from Continuing Operations

Our net loss from continuing operations was $4,391,980 for the year ended December 31, 2023, as compared to net loss from continuing operations of $5,664,379 for the year ended December 31, 2022, a decrease of $1,272,399, or 22.5%.

Our net loss from continuing operations was $5,664,379 for the year ended December 31, 2022, as compared to net loss from continuing operations of $7,117,307 for the year ended December 31, 2021, a decrease of $1,452,928, or 20.4%.

Net Income from Discontinued Operations

On May 16, 2023, the Company acquired 85% of Alpha Mind which is an agency to sell insurance products in PRC, through VIE. On November 22, 2023, the Company entered into an Equity Acquisition Agreement to sell all of the outstanding shares of Alpha Mind to FLJ. The transaction was closed on December 28, 2023. On November 18, 2023, the Company disposed of all outstanding securities of MMBD Advisory, MM Capital, MM SPC and Fundex SPC.

As a result, the results of operations for our insurance agency business and investment administrative and advisory business are reported as discontinued operations under the guidance of Accounting Standards Codification 205. Our net income from discontinued operations was $53,267,761 for the year ended December 31, 2023, and $19,003 for the year ended December 31, 2022. The increase in income from discontinued operations was mainly due to gain on sale of discontinued operations of approximately $53.82 million as the Company sold Alpha Mind to FLJ for a total consideration of $153,000,000. Our net income from discontinued operations was $19,003 for the year ended December 31, 2022, and $66,552 for the year ended December 31, 2021. The decrease in income from discontinued operations was mainly due to the decrease of operating result of discontinued operations in 2022 of $47,549.

Net Income (Loss)

As a result of the factors described above, our net income was $48,875,781 for the year ended December 31, 2023. Our net loss was $5,645,376 for the year ended December 31, 2022. Our net loss was $7,050,755 for the year ended December 31, 2021.

Foreign Currency Translation Adjustment

Our reporting currency is the U.S. dollar. The functional currency of our parent company, MMTEC, and MM Future, MM Fund, MMBD Trading, HC Securities and MM Global is the U.S. dollar. The functional currency of Gujia and Haichuan Zhixin is RMB. The financial statements of our subsidiaries whose functional currency is the RMB are translated to U.S. dollars using period end rates of exchange for assets and liabilities, average rate of exchange for revenue and expenses and cash flows, and at historical exchange rates for equity. As a result of foreign currency translations, which are a non-cash adjustment, we reported a foreign currency translation loss of $138,414 and $184,885 for the years ended December 31, 2023 and 2022 respectively, and a foreign currency translation gain of $45,115 for the year ended December 31, 2021. This non-cash adjustments had the effect of decreasing our reported comprehensive income in 2023 and 2022, and the effect of increasing our reported comprehensive income in 2021.

Comprehensive Income

As a result of our foreign currency translation adjustment, we had comprehensive gain of $48,828,459, and a comprehensive loss of $5,830,261 and $7,005,640 for the years ended December 31, 2023, 2022 and 2021, respectively.

Foreign Currency Exchange Rate Risk

Our operations are in China. Thus, our revenues and operating results may be impacted by exchange rate fluctuations between RMB and US dollars. For the years ended December 31, 2023, 2022 and 2021 we had unrealized foreign currency translation loss of approximately $138,000, unrealized foreign currency translation loss of approximately $185,000 and unrealized foreign currency translation gain of approximately $45,000, respectively, because of changes in the exchange rate.

Inflation

The effect of inflation on our revenue and operating results was not significant.

B.	Liquidity and Capital Resources

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis. As of December 31, 2023 and 2022, we had cash balance of approximately $1,760,000 and $3,810,000, respectively. A portion of these funds are kept in financial institutions located in China.

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

The following table sets forth a summary of changes in our working capital from December 31, 2022 to December 31, 2023:

			December 31, 2022 to
			December 31, 2023
	December 31,	December 31,		Percentage
	2023	2022	Change	Change
Working capital:
Total current assets	$3,023,537	$9,035,211	$(6,011,674)	(66.5)%
Total current liabilities	1,993,948	1,173,923	820,025	69.9%
Working capital	$1,029,589	$7,861,288	$(6,831,699)	(86.9)%

Our working capital decreased by $6,831,699 to $1,029,589 as of December 31, 2023 from working capital of $7,861,288 as of December 31, 2022. The decrease in working capital was primarily attributable to a decrease in cash and cash equivalents of approximately $2,053,000, a decrease in accounts receivables of approximately $108,000, a decrease in loan receivable of approximately $3,986,000, an increase in prepaid expenses and other current assets of approximately $244,000, an increase in loan payable of approximately of $242,000, an increase in accrued liabilities and other payables of approximately $700,000.

Because the exchange rate conversion is different for the consolidated balance sheets and the consolidated statements of cash flows, the changes in assets and liabilities reflected on the consolidated statements of cash flows are not necessarily identical with the comparable changes reflected on the consolidated balance sheets.

Cash Flows for the Years Ended December 31, 2023, 2022 and 2021

The following summarizes the key components of our cash flows for the years ended December 31, 2023, 2022 and 2021:

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Net cash used in operating activities	$(5,151,508)	$(5,590,567)	$(4,096,506)
Net cash used in investing activities	(86,538,549)	(3,544,105)	(2,593,181)
Net cash provided by financing activities	89,666,750	1,750,140	16,471,560
Effect of exchange rate on cash and cash equivalents	(27,104)	3,789	(1,579)
Net increase (decrease) in cash and cash equivalents	$(2,050,411)	$(7,380,743)	$9,780,294

Net cash flow used in operating activities for the year ended December 31, 2023 was $5,151,508, which primarily reflected our net loss from continuing operations of $4,391,980, and the changes in operating assets and liabilities primarily consisting of a decrease in accounts receivable of approximately $108,000, offset by a decrease of operating lease liability of approximately $399,000, a decrease in accrued liabilities and other payables of approximately $181,000, an increase in prepaid expenses and other current assets of approximately $241,000, a decrease in salary payable of $63,000, and adjusted for non-cash items consisting of noncash lease expense $396,000, depreciation of approximately $46,000, recovery from bad debts of $550,000, recovery of impairment on long-term investment of approximately $439,000, foreign currency transaction gain of approximately $12,000, and imputed interest expense of approximately $693,000.

Net cash flow used in operating activities for the year ended December 31, 2022 was $5,590,567, which primarily reflected our net loss from continuing operations of $5,664,379, and the changes in operating assets and liabilities primarily consisting of a decrease in prepaid expenses and other current assets of approximately $33,000, an increase in salary payable of approximately $108,000, an increase in accrued liabilities and other payables of approximately $242,000, offset by a decrease of operating lease liability of approximately $390,000, an increase in accounts receivable of approximately $78,000, a decrease in deferred revenue of approximately $117,000, an increase in security deposits of approximately $27,000, and adjusted for noncash items consisting of non-cash lease expense of approximately $368,000, depreciation of approximately $66,000, allowance for bad debt expense of $100,000, foreign currency transaction gain of approximately $147,000, and other noncash income of approximately $89,000.

Net cash flow used in operating activities for the year ended December 31, 2021 was $4,096,506, which primarily reflected our net loss from continuing operations of $7,117,307, and the changes in operating assets and liabilities primarily consisting of an increase in accrued liabilities and other payables of approximately $267,000, an increase in deferred revenue of approximately $122,000, and an increase in salary payable of approximately $143,000, a decrease in security deposits of approximately $466,000, offset by an increase in accounts receivable of approximately $85,000, an increase in prepaid expenses and other current assets of approximately $55,000, a decrease of operating lease liability of approximately $394,000, and adjusted for non-cash items consisting of noncash lease expense of approximately $353,000, depreciation of approximately $40,000, impairment loss on long-term investment of approximately $585,000, bad debt expense of $550,000, stock-based compensation of approximately $1,024,000, foreign currency transaction loss of approximately $39,000 and other noncash expenses of approximately $1,000, and the deduction of gain on extinguishment of debt of approximately $42,000, gain on lease termination of approximately $4,000.

Net cash flow used in investing activities was $86,538,549 for the year ended December 31, 2023 as compared to $3,544,105 for the year ended December 31, 2022 and $2,593,181 for the year ended December 31, 2021. During the year ended December 31, 2023, the Company made payments for purchases of property and equipment of approximately $1,000, paid for business acquisition, net of cash required of $87,000,000, offset by proceeds from disposal of property and equipment of approximately $8,000, cash received from return of long-term investment of approximately $439,000, and loan repayment from third parties of approximately $878,000. During the year ended December 31, 2022, the Company made payments for purchases of property and equipment of approximately $4,000, made loans to third parties of $2,615,000, and made deposits for business acquisitions of $1,000,000, offset by collection of loan to third parties of $75,000. During the year ended December 31, 2021, the Company made payments for purchase of property and equipment of approximately $37,000, and for purchase of long-term investments of $350,000, and loan to third parties of $2,300,000, offset by collection of loan to related party of approximately $94,000.

Net cash flow provided by financing activities was $89,666,750 for the year ended December 31, 2023 as compared to $1,750,140 for the year ended December 31, 2022 and $16,471,560 for the year ended December 31, 2021. During the year ended December 31, 2023, we received proceeds from issuance of convertible promissory note of $88,000,000, and received cash from loan payable and other payable of $1,671,750. During the year ended December 31, 2022, we received proceeds from issuance of stocks of approximately $1,750,000. During the year ended December 31, 2021, we received proceeds from issuance of stocks of approximately $16,637,000, offset by payment on finance lease of approximately $163,000, and repayments made to related parties of approximately $2,000.

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

Initial Public Offering

On January 7, 2019, we completed the IPO on the NASDAQ Capital Market under the symbol of “MTC”. We offered 1,800,000 common shares at $4 per share. Net proceeds raised by us from the initial public offering amounted to approximately $6,478,801 after deducting underwriting discounts and commissions and other offering expenses. Out of the $6.5 million net proceeds, $500,000 was deposited into an escrow account to satisfy the initial $500,000 in potential indemnification obligations arising during an escrow period of two years following the closing date of January 7, 2019. On January 7, 2019, we sold additional 270,000 common shares at $4 per share. Net proceeds raised by us amounted to $993,600 after deducting underwriting discounts. As a result, we raised a total of $7,472,401 from the issuance of 2,070,000 shares of common stock in January 2019.

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

On October 29, 2022, the Company entered into a Securities Purchase Agreement (“Agreement 1”) with a purchaser. Pursuant to Agreement 1, the Company sold to the purchaser 400,000 shares of common stock for a consideration of $236,000 on December 3, 2022.

On November 23, 2022, the Company entered into a Securities Purchase Agreement (“Agreement 2”) with a purchaser. Pursuant to Agreement 2, the Company sold to this purchaser 500,000 shares of common stock for a consideration of $257,500 on December 7, 2022.

On February 22, 2023, the Company entered into a securities purchase agreement (“Agreement 3”) pursuant to which the Company issued an unsecured senior convertible promissory note to a non-U.S. investor (the “Investor”). The Note will mature in 24 months after the effective date of the Note. The Note has an original principal amount of $40,000,000 and the Investor paid a purchase price of $32,000,000, reflecting an original issue discount of 20%. The transaction contemplated under the Agreement was closed on February 22, 2023.

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

On March 31, 2023, the Company commenced a registered direct offering of Senior Convertible Promissory Notes with an institutional investor pursuant to a securities purchase agreement of the same date. Pursuant to the Agreement the Purchaser may purchase Senior Convertible Promissory Notes in the aggregate original principal amount of not more than $70 million. The Notes will mature on the second anniversary of their issuance date. The Notes have an original issue discount of 20%, resulting in an aggregate purchase price for the Offering of up to $56 million assuming the full purchase of Notes under the Agreement. On May 11, 2023, the Purchaser converted $2.82 million of outstanding balance of the note into ordinary shares, par value $0.01 per share, at conversion price of $0.705 per share, which represents 4,000,000 ordinary shares. On September 29, 2023, the Purchaser converted $30 million of outstanding balance of the note into ordinary shares, par value $0.01 per share, at conversion price of $0.30 per share, which represents 100,000,000 ordinary shares.

On May 16, 2023, the Company entered into an Equity Acquisition Agreement (the “Purchase Agreement”) with Alfa Crest Investment Limited, a British Virgin Islands company (“Alfa Crest”), CapitoLabs Limited, a British Virgin Islands company (“CapitoLabs”, and together with Alfa Crest, the “Sellers”) and Alpha Mind. Pursuant to the Purchase Agreement, the Company acquired an 85% ownership stake in Alpha Mind for an aggregate purchase price of $99,650,000 (the “Purchase Price”). At the closing of the transaction, which occurred on June 7, 2023, the the Company paid the Purchase Price to the Sellers as follows: (a) $1.0 million credited from an earlier good faith deposit made by the MMTEC to the Sellers on May 8, 2023, (b) $91,650,000 was paid by MMTEC to the Sellers in cash, and (c) remaining $7.0 million was paid by MMTEC to the Sellers in the form of a convertible promissory note. In accordance with the Purchase Agreement, the Company issued to the sellers a senior convertible promissory note (the “Note”) for the remaining $7.0 million of the Purchase Price. The Note accrued interest at 1% per annum and has a 24-month maturity. The Note is convertible at any time and the conversion price will be calculated with a discount of fifty-four percent (54%) to the lowest closing price of the last twenty (20) trading days immediately prior to the date of the conversion notice. On June 14, 2023, the sellers converted $3,950,000 of outstanding balance of the note into ordinary shares, par value $0.01 per share, at a conversion price of $0.395 per share, which represents 10,000,000 ordinary shares.

As a result, the Company has 199,145,041 ordinary shares issued and outstanding as of December 31, 2023.

C.	Research and development, patents and licenses

Expenditures for research and product development costs are expensed as incurred.

For the years ended December 31, 2023, 2022 and 2021, research and development expenses were $363,958, $828,869, and $744,422, respectively, included in “Cost of revenue”, “Payroll and related benefits” and “Other general and administrative” on the accompanying consolidated income statements.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Gender	Position
Xiangdong Wen (1) (2)	39	Male	Chairman of the Board and Chief Executive Officer
Min Kong (1)	35	Male	Chief Financial Officer, Director
Qingshun Meng (1) (3) (5) (6) (7)	64	Male	Independent Director
Hinman Au (1) (4)	58	Male	Director
Dan Fu (1) (4) (5) (6) (7)	37	Female	Independent Director
Shufang Lai (1) (3) (5) (6) (7)	37	Male	Independent Director, Chairman of Audit Committee
Xiaofei Ren (1) (3) (5) (6) (7)	52	Female	Independent Director, Chairman of Audit Committee

(1)	The individual’s business address is c/o Gujia (Beijing) Technology Co., Ltd., AF, 16/F, Block B, Jiacheng Plaza, 18 Xiaguangli, Chaoyang District, Beijing, 100027 China.

(2)	Class C director whose term expires at the 2022 succeeding annual meeting of shareholders.

(3)	Class B director whose term expires at the 2024 succeeding annual meeting of shareholders.

(4)	Class A director whose term expires at the 2023 annual meeting of shareholders.

(5)	Member of audit committee.

(6)	Member of compensation committee.

(7)	Member of nominating committee.

Xiangdong Wen is the resident of Hong Kong, he has served as the Chairman of the Board of MMTEC since January 2018 and has served as the Chief Executive Officer of MMTEC since June 2020. Mr. Wen founded Gujia in 2015 and was Gujia’s Chief Executive Officer between June 2015 and January 2016. Mr. Wen has also served as Gujia’s executive director since June 2015.  Between May 2012 and May 2015, Mr. Wen served as Chief Executive Officer of Jiazi Investment Co., Ltd, an investment management company. Between February 2015 and June 2015, Mr. Wen served as Chief Operating Officer of Beijing Dongfangjuhe Technology Co., Ltd, providing technology solutions to the broker/dealer industry. Mr. Wen holds a Bachelor’s degree in business management from Communication University of China.

Min Kong is the resident of Hong Kong, he has served as the Chief Financial Officer of MMTEC since January 2018 and the Director of MMTEC since April 2023. Between June 2015 and January 2018, Mr. Kong served as the Institutional Business Director of Gujia. Between February 2014 and February 2015, Mr. Kong served as Data Analyst Manager of American Dental Solutions, LLC. Between April 2012 and January 2013, Mr. Kong served as Marketing Manager of Yiwu Yi Jue Trading Company. Mr. Kong received his MBA degree from Missouri State University.

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

Hinman Au has served as a Director of MMTEC from October 2019 to April 2023. Since July 2016 Hinman Au served as Chief Executive Officer of MM iGlobal, Inc., a registered broker-dealer. From September 2012 to July 2016, he held the offices of Chief Executive Officer of Tradefield Securities, Inc., a registered broker-dealer. From August 2014 to August 2016, he held the position of Chief Executive Officer of American Education Center, a publicly traded company (OTCQB). Hinman Au holds a Bachelor of Science degree in Computer Science from Lehman College (CUNY, 1987), a Master of Science degree in Electrical Engineering from State University of New York at Stony Brook (1989), and a Master of Business Administration degree from Baruch College (CUNY, 1992).

Dan Fu has served as the Marketing Department Manager at Beijing Yingding Education Technology Co., Ltd. from July 2015 to July 2016. Ms. Fu then served as Brand Department Manager at Baoding Huazhong Group from August 2016 to March 2021. York at Stony Brook (1989), and a Master of Business Administration degree from Baruch College (CUNY, 1992).

Shufang Lai has served as an Independent Director of MMTEC from June 2020 to March 2024. Mr. Lai holds the title of Assistant Professor of Finance at Southern University of Science and Technology (PRC). Shufang Lai holds a Bachelor’s degree in Accounting from Communication University of China (2008) and a Ph.D degree in Accounting from The Chinese University of Hong Kong (2016). York at Stony Brook (1989), and a Master of Business Administration degree from Baruch College (CUNY, 1992).

Xiaofei Ren has served as an Independent Director of MMTEC since March 2024. Ms. Ren holds a Masters in Economics from Central University of Finance and Economics, a Bachelor of Laws from Zhenzhou University, and a degree in Accounting from Henan University of Economics and Law.

Limitation on Liability and Other Indemnification Matters

The BVI Act does not limit the extent to which Memorandum and Articles of Association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles of Association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty of such directors or officers willful default of fraud. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

B.	Compensation

Executive Compensation

The following table shows the annual compensation paid by us for the years ended December 31, 2023, 2022 and 2021:

			Equity	All Other	Total
Name/principal position	Year	Salary	Compensation	Compensation	Paid
Xiangdong Wen, CEO	2021	$170,724	$-	$2,564	$173,288
	2022	$305,101	$-	$8,974	$314,075
	2023	$320,329	$-	$7,929	$328,258

Min Kong, CFO	2021	$99,206	$313,250	$5,503	$417,959
	2022	$108,342	$-	$8,981	$117,323
	2023	$108,310	$-	$8,934	$117,244

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

Composition of Board; Risk Oversight

Our Board presently consists of seven directors. Pursuant to our Memorandum and Articles of Association, our officers will be elected by and serve at the discretion of the Board. A director will be removed from office automatically if, among other things, the director becomes bankrupt or makes any arrangement with his creditors, or becomes physically or mentally incapable of acting as director. Except as noted above, there are no family relationships between any of our executive officers and directors. Officers are elected by, and serve at the discretion of, the Board. Our Board shall hold meetings on at least a quarterly basis.

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

Our Board plays a significant role in our risk oversight. The Board makes all relevant Company decisions. As such, it is important for us to have our Chief Executive Officer serve on the board as he plays key roles in the risk oversight of our company. As a smaller reporting company with a small Board of Directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Duties of Directors

Under BVI law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles of Association. We have the right to seek damages if a duty owed by our directors is breached.  A director is not required to hold shares as a qualification to office. The functions and powers of our Board include, among others:

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

Our Audit Committee consists of Xiaofei Ren (Chair), Qingshun Meng and Dan Fu. Our board has affirmatively determined that each of the members of the Audit Committee meets the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 of the Exchange Act and NASDAQ rules. In addition, our Board of Directors has determined that Mr. Shufang Lai qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of the NASDAQ rules.

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

Our Compensation Committee consists of Dan Fu (Chair), Xiaofei Ren and Qingshun Meng. Our board has affirmatively determined that each of the members of the Compensation Committee meets the definition of “independent director” for purposes of serving on Compensation Committee under NASDAQ rules.

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

Our Nominating Committee consists of consists of Qingshun Meng (Chair), Dan Fu and Xiaofei Ren. Our board has affirmatively determined that each of the members of the Nominating Committee meets the definition of “independent director” for purposes of serving on a Nominating Committee under NASDAQ rules.

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

Interested Transactions

A director may vote, attend a Board of Directors meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the Board or otherwise contained in the minutes of a meeting or a written resolution of the Board or any committee of the Board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Remuneration and Borrowing

The directors may receive such remuneration as our Board may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our Board or committees of our Board or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our Board may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

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

	2021	2022	2023
Number of Employees	65	57	42

E.	Share Ownership

See Item 7 below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

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

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to subscribe for within 60 days of April 30, 2024. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all common shares that they beneficially own, subject to applicable community property laws. None of the stockholders listed in the table are a broker-dealer or an affiliate of a broker dealer. None of the stockholders listed in the table are located in the United States and none of the common shares held by them are located in the United States. Applicable percentage ownership is based on 199,145,041 common shares outstanding as of April 30, 2024. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o MM Future Technology Limited., Room 2302, 23rd Floor, FWD Financial Center, 308 Des Voeux Road Central, Sheung Wan, Hong Kong.

Beneficial Ownership
Name of Beneficial Owner	Common Shares	Percentage
Xiangdong Wen * (1)	327,599	0.2%
Min Kong *	35,000	0.0%
Hinman Au *	-	**
Qingshun Meng *	-	**
Shufang Lai *	-	**
Dan Fu *	-	**
Xiaofei Ren *	-	**
All officers and directors as a group (7 persons)	362,599	0.2%

5% or greater beneficial owners	-	** %

5% or greater beneficial owners as a group	-	** %

*	Officer and/or director of our company

**	Less than 1%

(1)	Represent (i) 309,600 shares owned by Mr. Wen and (ii) 54,001 shares owned by MMBD Information Technology Limited, of which Mr. Wen holds 33.33%. This takes into account the 1-for-10 reverse stock split on the Company’s common stock that was effectuated on July 13, 2022. MMBD Information Technology Limited, a Hong Kong corporation with the mailing address of Rm 18D 27/F Ho King Comm. Ctr., 2-16 Fayuen St. Mongkok, Hong Kong 999077 China.

As of April 30, 2024, there were 39 registered holders of record of our common shares, based upon information received from our stock transfer agent. However, this number does not include beneficial owners whose shares were held of record by nominees or broker dealers. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company. To our knowledge, no other shareholder beneficially owns more than 5% of our shares. Our company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. Our major shareholders do not have any special voting rights.

B.	Related Party Transactions

Due to Related Parties

As of December 31, 2023 and 2022, balances of due to related parties were $0.

Shareholders’ Contribution

During the years ended December 31, 2023, 2022 and 2021, there were no shareholder contributions to the Company for working capital needs.

C.	Interests of Experts and Counsel

Not required.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

See Item 18 for our audited consolidated financial statements.

Legal Proceedings

In the normal course of business, MM Global is engaged in various trading and brokerage activities on a principal and agency basis through a clearing broker. As a regulated FINRA broker-dealer MM Global is subject to regulatory trading inquiries and investigations to determine whether any violations of federal securities or FINRA rules may have occurred. As such, MM Global has responded to FINRA inquires and continues to be subject to an open matter. MM Global submits Letter of Acceptance, Waiver, and Consent for the purpose of proposing a settlement of the alleged rule violations on September 9, 2022. Without admitting or denying the findings by FINRA related to Case Number 2019062623, the Company was censured, fined $450.000. Two individuals’ registration capacities were suspended for 45 days, fined $20,000 and $5,000 respectively. The Company elect to pay the fine via a 36 months’ installment plan with $38,250 installment fee. As of December 31, 2023, the Company has total unpaid balance of $209,250 and recorded as “Accrued liabilities and other payables” and non-current portion as “Accrued liabilities, Non-current” in consolidation balance sheet.

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

Our shares have been listed on the NASDAQ Stock Market under the symbol “MTC” since January 8, 2019, following the completion of our initial public offering.

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

On May 16, 2023, the Company entered into an Equity Acquisition Agreement (the “Purchase Agreement”) with Alfa Crest Investment Limited, a British Virgin Islands company (“Alfa Crest”), CapitoLabs Limited, a British Virgin Islands company (“CapitoLabs”, and together with Alfa Crest, the “Sellers”) and Alpha Mind. Pursuant to the Purchase Agreement, the Company acquired an 85% ownership stake in Alpha Mind for an aggregate purchase price of $99,650,000 (the “Purchase Price”). At the closing of the transaction, which occurred on June 7, 2023, the the Company paid the Purchase Price to the Sellers as follows: (a) $1.0 million credited from an earlier good faith deposit made by the MMTEC to the Sellers on May 8, 2023, (b) $91,650,000 was paid by MMTEC to the Sellers in cash, and (c) remaining $7.0 million was paid by MMTEC to the Sellers in the form of a convertible promissory note. In accordance with the Purchase Agreement, the Company issued to the sellers a senior convertible promissory note (the “Note”) for the remaining $7.0 million of the Purchase Price. The Note accrued interest at 1% per annum and has a 24-month maturity. The Note is convertible at any time and the conversion price will be calculated with a discount of fifty-four percent (54%) to the lowest closing price of the last twenty (20) trading days immediately prior to the date of the conversion notice. On June 14, 2023, the sellers converted $3,950,000 of outstanding balance of the note into ordinary shares, par value $0.01 per share, at a conversion price of $0.395 per share, which represents 10,000,000 ordinary shares.

On November 22, 2023, the Company entered into an Equity Acquisition Agreement with BCI, FLJ and Alpha Mind. Pursuant to the Purchase Agreement, the Company sold all of its interests in Alpha Mind to FLJ for $153 million on December 28, 2023, which was paid in the form of a secured promissory note (the “Note”). The Note is secured by all of the issued and outstanding equity of Alpha Mind as well as all of the assets of Alpha Mind and its subsidiaries. On April 26, 2024, the Company entered into a “Share Transfer Commitment Letter for Secured Promissory Note” with FLJ (the “Commitment Letter”). Pursuant to the Commitment Letter, FLJ reaffirmed its promise to pay the principal sum of $153,000,000 under the Note, together with interest on the unpaid note on or prior to June 30, 2024 (the “Maturity Date”). In addition, pursuant to the Commitment Letter if FLJ fails to pay the amounts due under the Note, the Company will have the right to convert the unpaid principal and interest to shares of FLJ at a discount of between 20% and 70% of the market price of such shares.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Interest Rate Risk

As of December 31, 2023, we had short-term borrowings of $241,750, and no long-term borrowings. As of December 31, 2022, we had no short-term borrowings. Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash deposits with our banks. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates.

Credit Risk

As of December 31, 2023 and 2022, we had cash and cash equivalents of $1,759,786 and $3,812,772, respectively. Our cash and cash equivalents are invested primarily in savings and deposit accounts with original maturities of three months or less. Savings and deposit accounts generate a small amount of interest income.

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

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. The RMB depreciated by 9.2% in fiscal 2022 and appreciated by 1.7% in fiscal year 2023. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

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

As of December 31, 2023, we have used all amounts of the net proceeds from our IPO.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023. Based on that evaluation, management, including our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures as of December 31, 2023 were effective.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management has concluded that our internal control over financial reporting was effective as of December 31, 2023.

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

Changes in Internal Controls over Financial Reporting

Except as discussed above, during the year ended December 31, 2023, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect our company’s internal control over financial reporting. It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance; our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

Our Board of Directors has determined that Ms. Xiaofei Ren qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of the NASDAQ rules.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth the aggregate fees by categories specified below that are billed or made payable for certain professional services rendered by Assentsure PAC and MaloneBailey, LLP, our principal external auditors, directly to us during the periods indicated.

	2023	2022
Audit fees(1)	$240,000	$240,000
Audit-related fees(2)	-	25,000
Tax fees(3)	-	-

Notes:

(1)	“Audit fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accounting firm for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)	“Audit-related fees” represents the aggregate fees of services that are reasonably related to performance of the audit or review or our financial statements and are nor reported under “Audit Fees.” These services include attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.

(3)	“Tax fees” represents the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance and tax planning.

Our Audit Committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

No purchase of our securities were made by us or our affiliates in the 2023 fiscal year.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Dismissal of MaloneBailey, LLP on October 23, 2023

On October 23, 2023, the Company dismissed its independent accountant, MaloneBailey, LLP (“MaloneBailey”), an independent audit firm headquartered in Houston, Texas, and appointed AssentSure PAC (“AssentSure”) as our independent auditor for the fiscal year ending December 31, 2023, effective as of October 23, 2023. AssentSure is located in Singapore and has not been identified by the PCAOB as a firm that the PCAOB is unable to fully inspect and investigate. The appointment of AssentSure was made after careful consideration and evaluation process by the Company and has been approved by the audit committee and the board of directors of the Company.

During the years ended December 31, 2022 and 2021, and during the subsequent interim period from the end of the most recently completed fiscal year through October 22, 2023, the date of dismissal, there were no “disagreements” (as described in Item 304(a)(1)(iv) of Regulation S-K) with MaloneBailey on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreement(s), if not resolved to the satisfaction of MaloneBailey would have caused it to make reference to such disagreement in its reports for such periods. Furthermore, no “reportable events” occurred during the years ended December 31, 2022 and 2021, or subsequently up to October 22, 2023. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v) of Item 304 of Regulation S-K.

The Company provided MaloneBailey with a copy of this disclosures under this Item 16F prior to its filing with the Securities and Exchange Commission (the “SEC”) and requested that MaloneBailey furnish the Company with a letter addressed to the SEC stating whether it agrees with the above statements and, if it does not agree, stating the respects in which it does not agree. A copy of the letter of MaloneBailey to the SEC, dated October 23, 2023, is attached as Exhibit 16.1 by reference to the Form 6-K for October 2023 filed on October 23, 2023, stating MaloneBailey agrees with the statements made by the Company.

During the two most recent fiscal years ended December 31, 2022 and 2021 and through the date the Company selected AssentSure as its independent registered public accounting firm, neither the Company nor anyone on behalf of the Company consulted AssentSure regarding any accounting or auditing issues involving the Company, including (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (ii) any matter that was the subject of a “disagreement” (as defined in Item 304(a)(1)(iv) of Regulation S-K of the Securities Exchange Act of 1934, as amended, and the related instructions to Item 304 of Regulation S-K) or a “reportable event” (as defined in Item 304(a)(1)(v) of Regulation S-K).

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES.

Not applicable.

ITEM 16K. CYBERSECURITY

We identify and assess material risks from cybersecurity threats to our information systems and the information residing in our information systems by monitoring and evaluating our threat environment on an ongoing basis using various methods including, for example, using manual and automated tools, subscribing to reports and services that identify cybersecurity threats, analyzing reports of threats and threat actors, conducting scans of the threat environment, and conducting risk assessments.

We manage material risks from cybersecurity threats to our information systems and the information residing in our information systems through various processes and procedures, including, depending on the environment, risk assessment, incident detection and response, vulnerability management, disaster recovery and business continuity plans, internal controls within our accounting and financial reporting functions, encryption of data, network security controls, access controls, physical security, asset management, systems monitoring, and employee training. We engage third-party service providers to provide some of the resources used in our information systems and some third-party service providers have access to information residing in our information systems. With respect to such third parties, we seek to engage reliable, reputable service providers that maintain cybersecurity programs. Depending on the nature and extent of the services provided, the sensitivity and quantity of information processed, and the identity of the service provider, our processes may include conducting due diligence on the cybersecurity practices of such provider and contractually imposing cybersecurity related obligations on the provider.

We are not aware of any risks from cybersecurity threats, including as a result of any cybersecurity incidents, which have materially affected or are reasonably likely to materially affect our Company, including our business strategy, results of operations, or financial condition. We describe risks faced by us from identified cybersecurity threats in “Item 3. Key Information—D. Risk Factors —Our ability to protect the confidential information of our users may be adversely affected by cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions.”

Cybersecurity Governance

Our Board of Directors holds oversight responsibility over our Company’s risk management and strategy, including material risks related to cybersecurity threats. This oversight is executed directly by our board of directors and through its committees. Our audit committee oversees the management of our Company’s major financial risk exposures, the steps management has taken to monitor and control such exposures, and the process by which risk assessment and management is undertaken and handled, which would include cybersecurity risks, in accordance with its charter. The audit committee holds regular meetings and receives periodic reports from management regarding risk management, including major financial risk exposures from cybersecurity threats or incidents.

Within management, the Company’s technical research and development department are primarily responsible for assessing and managing our material risks from cybersecurity threats on a day-to-day basis and keep the senior executive officers and out Board of Directors informed on a regular basis of the identification, assessment, and management of cybersecurity risks and of any cybersecurity incidents. Such management personnel have prior experience and training in managing information systems and cybersecurity matters and participate in ongoing training programs.

As of the date hereof, the Company has not encountered cybersecurity incidents that the Company believes to have been material to the Company taken as a whole.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements are filed as part of this Annual Report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Memorandum and Articles of Association (6).
2.1	Specimen Share Certificate (1).
2.2	Description of Securities
4.1	Underwriting Agreement (1)
4.2	Employment Agreement between the Company and CEO (1).
4.3	Employment Agreement between the Company and CFO (1).
4.4	Individual Loan Contract with Zhen Fan (1).
4.5	Individual Loan Contract with Xiangdong Wen (1).
4.6	Lease Agreement (1).
4.7	Share Repurchase Agreement (1).
4.8	Form of Securities Purchase Agreement entered into on February 22, 2021, by MMTec, Inc. and certain institutional investors (2).
4.9	Form of Securities Purchase Agreement entered into on December 20, 2021, by MMTec, Inc. and an investor (3).
8.1	List of Subsidiaries of the Registrant (1).
10.1	Secured Promissory Note, dated December 28, 2023 made by FLJ in the amount of $153,000,000 in favor of the Company.
10.2	Equity Acquisition Agreement, dated November 22, 2023, by and among FLJ Group Limited, Alpha Mind Technology Limited, MMTec, Inc., and Burgeon Capital Inc. (4)
10.3	Senior Convertible Promissory Note, dated June 7, 2023, made by MMTec, Inc., in the original principal amount of $7,000,000 (5)
10.4	Equity Acquisition Agreement, dated May 16, 2023, by and among MMTec, Inc., Alfa Crest Investment Limited, CapitoLabs Limited, and Alpha Mind Technology Limited. (7)
10.5	Form of Securities Purchase Agreement (8)
10.6	Form of Senior Convertible Note (Incorporated by reference to Exhibit A to the Form of Securities Purchase Agreement filed as Exhibit 10.5 to this Form 20-F) (8)
10.7	Form of Securities Purchase Agreement (9)
10.8	Share Transfer Commitment Letter for Secured Promissory Note, dated April 26, 2024, by and between FLJ Group Limited and MMTec, Inc.
11.1	Code of Conduct and Ethics (1).
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Malone Bailey LLP.
15.2	Consent of AssentSure PAC
97.1	Dodd-Frank Restatement Recoupment Policy
99.1	Charter of the Audit Committee (1).
99.2	Charter of the Compensation Committee (1).
99.3	Charter of the Nominating Committee (1).
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

(1)	Previously filed as part of the registration statement filed with the SEC on October 22, 2018 and incorporated by reference herein by reference.

(2)	Incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K filed with the SEC on February 22, 2021.

(3)	Incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K filed with the SEC on December 21, 2021.

(4)	Incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K filed with the SEC on November 22, 2023.

(5)	Incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K filed with the SEC on June 8, 2023.

(6)	Incorporated by reference to Exhibit 3.1 to the Company’s Report on Form 6-K filed with the SEC on October 28, 2022.

(7)	Incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K filed with the SEC on May 17, 2023.

(8)	Incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 6-K filed with the SEC on March 31, 2023.

(9)	Incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 6-K filed with the SEC on February 22, 2023.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

April 30, 2024	MMTec, Inc.

	By:	/s/ Xiangdong Wen
		Name:	Xiangdong Wen
		Title:	Chief Executive Officer (Principal Executive Officer)

April 30, 2024	By:	/s/ Min Kong
		Name:	Min Kong
		Title:	Chief Financial Officer (Principal Financial and Accounting Office)

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2023, 2022 and 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of MMTEC, INC.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of MMTEC, INC. (the “Company”) as of December 31, 2023, the related consolidated statements of operations and comprehensive income/(loss), changes in shareholders’ equity, and cash flows, for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023, and the consolidated results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We also have audited the adjustments to the 2022 and 2021 consolidated financial statements to retrospectively present discontinued operations as described in Note 5. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2022 and 2021 consolidated financial statements of the Company other than with respect to such adjustments, accordingly, we do not express an opinion or any other form of assurance on the 2022 and 2021 consolidated financial statements taken as a whole.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Assentsure PAC

Singapore
April 30, 2024
PCAOB ID Number 6783

We have served as the Company’s auditors since 2023.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

MMTEC, INC. and subsidiaries

Opinion on the Financial Statements

We have audited, before the effects of the adjustments to retrospectively present the discontinued operations described in Note 5, the accompanying consolidated balance sheet of MMTEC, INC. and its subsidiaries (collectively, the “Company”) as of December 31, 2022, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements, before the effects of the adjustments to retrospectively present the discontinued operations described in Note 5, present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively present discontinued operations as described in Note 5 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by another auditor.

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

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company's auditor since 2018. In October 2023, we became the predecessor auditor.

Houston, Texas

April 13, 2023

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

	As of
	December 31, 2023	December 31, 2022
	US$	US$
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,759,786	$3,812,772
Accounts receivable, net	92,040	199,995
Loan receivable, net	634,576	4,620,824
Security deposits - Current	8,662	8,274
Prepaid expenses and other current assets	415,725	172,205
Deferred offering cost	112,748	112,748
Current assets of discontinued operations	-	108,393

Total current assets	3,023,537	9,035,211

NON-CURRENT ASSETS:
Security deposits - Non-current	138,890	140,746
Property and equipment, net	129,072	184,423
Deposit for business acquisition	-	1,000,000
Notes receivable	153,050,301	-
Operating lease right-of-use asset	645,420	1,055,127

Total non-current assets	153,963,683	2,380,296

Total assets	$156,987,220	$11,415,507

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Salary payable	$308,068	$372,980
Loan payable	241,750	-
Accrued liabilities and other payables	1,070,270	370,697
Operating lease liabilities - Current	373,860	405,591
Current liabilities of discontinued operations	-	24,655

Total current liabilities	1,993,948	1,173,923

NON-CURRENT LIABILITIES:
Accrued liabilities - Non-current	83,700	209,250
Operating lease liabilities - Non-current	266,763	647,983
Convertible promissory notes	32,278,403	-

Total non-current liabilities	32,628,866	857,233

Total liabilities	34,622,814	2,031,156

Commitments and Contingencies

SHAREHOLDERS’ EQUITY:
Common shares ($0.01 par value, 5,000,000,000 shares authorized; 199,145,041 and 5,145,041 shares issued and outstanding at December 31, 2023 and December 31, 2022) *	1,991,451	51,451
Shares to be issued	1,430,000	-
Additional paid-in capital	92,509,003	31,727,407
Accumulated profits (deficit)	26,705,053	(22,253,030)
Accumulated other comprehensive loss	(271,101)	(141,477)

Total shareholders’ equity attributable to MMTEC, INC.	122,364,406	9,384,351

Non-controlling interests	-	-

Total shareholders’ equity	122,364,406	9,384,351

Total liabilities and shareholders’ equity	$156,987,220	$11,415,507

*	After giving effect to the reverse stock split effected on July 13, 2022. Also see Note 15.

The accompanying notes to consolidated financial statements are an integral part of these statements.

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/ (LOSS)

(IN U.S. DOLLARS)

	For the Year Ended	For the Year Ended	For the Year Ended
	December 31, 2023	December 31, 2022	December 31, 2021
	US$	US$	US$
REVENUE	$869,935	$1,073,351	$568,620

COST OF REVENUE	172,948	231,084	141,302

GROSS PROFIT	696,987	842,267	427,318

OPERATING EXPENSES:
Selling and marketing	901,319	1,007,652	303,079
General and administrative
Payroll and related benefits	2,512,781	2,609,849	2,446,019
Professional fees	1,031,274	1,210,445	2,083,019
Other general and administrative	1,091,950	1,925,939	2,144,937

Total Operating Expenses	5,537,324	6,753,885	6,977,054

LOSS FROM OPERATIONS	(4,840,337)	(5,911,618)	(6,549,736)

OTHER INCOME (EXPENSE):
Interest income	209,439	94,372	1,658
Interest expense	(746,410)	-	-
Recovery of impairment (impairment loss) on long-term investment	439,111	-	(585,333)
Recovery of bad debt allowance on loan receivable	550,000	-	-
Other income	940	6,366	54,774
Foreign currency transaction gain (loss)	(4,723)	146,501	(38,670)

Total Other Income (Expense)	448,357	247,239	(567,571)

LOSS BEFORE INCOME TAXES	(4,391,980)	(5,664,379)	(7,117,307)

INCOME TAXES	-	-	-

NET LOSS FROM CONTINUING OPERATIONS	(4,391,980)	(5,664,379)	(7,117,307)

DISCONTINUED OPERATIONS
Income (loss) from discontinued operations, net of applicable income taxes	(551,017)	19,003	66,552
Net gain on sale of discontinued operations, net of applicable income taxes	53,818,778	-	-
NET INCOME FROM DISCONTINUED OPERATIONS	53,267,761	19,003	66,552

NET INCOME (LOSS)	48,875,781	(5,645,376)	$(7,050,755)

Less: Net loss attributable to non-controlling interest from discontinued operations	(82,302)	-	-

NET INCOME (LOSS) ATTRIBUTABLE TO MMTEC, INC.	$48,958,083	$(5,645,376)	$(7,050,755)

COMPREHENSIVE INCOME (LOSS):
NET INCOME (LOSS)	48,875,781	(5,645,376)	(7,050,755)
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustments	(138,414)	(184,885)	45,115
TOTAL COMPREHENSIVE INCOME (LOSS)	48,737,367	(5,830,261)	(7,005,640)
Less: Comprehensive loss attributable to non-controlling interests from discontinued operations	(91,092)	-	-

COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO MMTEC, INC.	$48,828,459	$(5,830,261)	$(7,005,640)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic and diluted *	105,243,671	3,497,109	2,450,447

GAIN(LOSS) EARNINGS PER SHARE - BASIC AND DILUTED
Continuing operations	$(0.04)	$(1.62)	$(2.90)
Discontinued operations	$0.51	$0.01	$0.02

*	After giving effect to the reverse stock split effected on July 13, 2022. Also see Note 15.

The accompanying notes to consolidated financial statements are an integral part of these statements.

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(IN U.S. DOLLARS)

	Common Shares *		Additional		Accumulated Other	Shares	Non-	Total
	Number of		Paid-in	Accumulated	Comprehensive	to be	controlling	Shareholder’s
	Shares	Amount	Capital	Deficit	Loss	Issued	Interests	Equity
Balance, December 31, 2020	2,082,001	20,820	$12,233,589	$(9,556,899)	$(1,707)	$-	$-	$2,695,803

Issuance of common stock for service	125,000	1,250	$1,023,111	-	-	-	-	$1,024,361

Issuance of common stock for cash	930,000	9,300	$16,627,900	-	-	-	-	$16,637,200

Net loss for the year ended December 31, 2021	-	-	-	$(7,050,755)	-	-	-	$(7,050,755)

Foreign currency translation adjustment	-	-	-	-	$45,115	-	-	$45,115

Balance, December 31, 2021	3,137,001	31,370	$29,884,600	$(16,607,654)	$43,408	$-	$-	$13,351,724

Reverse stock split adjustment	4,706	47	$(47)	-	-	-	-	-

Issuance of common stock for direct offering cost	53,334	534	$145,603	-	-	-	-	$146,137

Issuance of common stock for cash	1,950,000	19,500	$1,697,251	-	-	-	-	$1,716,751

Net loss for the year ended December 31, 2022	-	-	-	$(5,645,376)	-	-	-	$(5,645,376)

Foreign currency translation adjustment	-	-	-	-	$(184,885)	-	-	$(184,885)

Balance, December 31, 2022	5,145,041	51,451	$31,727,407	$(22,253,030)	$(141,477)	$-	$-	$9,384,351

Issuance of common stock for cash	-	-	-	-	-	$1,430,000	-	$1,430,000

Acquisition of additional non-controlling interest	-	-	-	-	-	-	$15,298,616	$15,298,616

Conversion of bond to equity	194,000,000	1,940,000	$60,781,596	-	-	-	-	$62,721,596

Net loss for the year ended December 31, 2023	-	-	-	$48,958,083	-	-	$(82,302)	$48,875,781

Foreign currency translation adjustment	-	-	-	-	$(129,624)	-	$(8,790)	$(138,414)

Deconsolidation of discontinued operations	-	-	-	-	-	-	$(15,207,524)	$(15,207,524)

Balance, December 31, 2023	199,145,041	1,991,451	$92,509,003	$26,705,053	$(271,101)	$1,430,000	$-	$122,364,406

*	After giving effect to the reverse stock split effected on July 13, 2022. Also see Note 15.

The accompanying notes to consolidated financial statements are an integral part of these statements.

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the Year Ended	For the Year Ended	For the Year Ended
	December 31, 2023	December 31, 2022	December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$48,875,781	$(5,645,376)	$(7,050,755)
Less: Net income from discontinued operations	53,267,761	19,003	66,552
Net loss from continuing operations	(4,391,980)	(5,664,379)	(7,117,307)
Adjustments to reconcile net loss from operations to Net cash used in operating activities:
Depreciation expense	45,782	66,428	40,130
Impairment loss on long-term investment	-	-	585,333
Stock-based compensation	-	-	1,024,361
Allowance for (recovery from) bad debts	(550,000)	100,000	550,000
Recovery of impairment on long-term investment	(439,111)	-	-
Non-cash lease expense	395,616	367,631	353,419
Gain on lease termination	-	-	(4,437)
Gain on extinguishment of debt	-	-	(41,548)
Imputed interest expense on convertible promissory notes	693,299	-	-
Foreign currency transaction (gain) loss	(4,723)	(146,501)	38,670
Noncash other expense (income)	-	(88,911)	906
Changes in operating assets and liabilities:
Operating lease liabilities	(398,841)	(389,518)	(393,740)
Accounts receivable	108,302	(78,245)	(84,752)
Security deposit	(431)	(26,596)	465,843
Prepaid expenses and other current assets	(240,743)	33,015	(54,782)
Deferred revenue	-	(117,004)	121,984
Salary payable	(62,536)	108,133	142,758
Accrued liabilities and other payables	(181,304)	242,066	267,195

NET CASH USED IN OPERATING ACTIVITIES FROM CONTINUING OPERATIONS	(5,026,670)	(5,593,881)	(4,105,967)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES FROM DISCONTINUED OPERATIONS	(124,838)	3,314	9,461
NET CASH USED IN OPERATING ACTIVITIES	(5,151,508)	(5,590,567)	(4,096,506)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(970)	(3,792)	(37,068)
Proceeds from disposal of property and equipment	7,771	-	-
Collection of loan to related party	-	-	93,887
Collection of loan to third parties	-	75,000	-
Long-term investment in equity	-	-	(350,000)
Cash received from return of long-term investment	439,111	-	-
Cash paid for business acquisition	(87,083,160)	-	-
Loan to third parties	-	(2,615,313)	(2,300,000)
Loan repayment from third parties	878,469	-	-
Deposit for business acquisition	-	(1,000,000)	-

NET CASH USED IN INVESTING ACTIVITIES FROM CONTINUING OPERATIONS	(85,758,779)	(3,544,105)	(2,593,181)
NET CASH USED IN INVESTING ACTIVITIES FROM DISCONTINUED OPERATIONS	(779,770)	-	-
NET CASH USED IN INVESTING ACTIVITIES	(86,538,549)	(3,544,105)	(2,593,181)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment on finance lease	-	-	(163,301)
Proceeds from issuance of stocks	-	1,750,140	16,637,200
Proceeds from issuance of convertible promissory notes	88,000,000	-	-
Proceeds from short-term loans and other payable	1,671,750	-	-
Repayments to related parties	-	-	(2,339)

NET CASH PROVIDED BY FINANCING ACTIVITIES FROM CONTINUING OPERATIONS	89,671,750	1,750,140	16,471,560
NET CASH USED IN FINANCING ACTIVITIES FROM DISCONTINUED OPERATIONS	(5,000)	-	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	89,666,750	1,750,140	16,471,560

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	(27,104)	3,789	(1,579)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,050,411)	(7,380,743)	9,780,294

CASH AND CASH EQUIVALENTS - beginning of year	3,825,477	11,206,220	1,425,926

CASH AND CASH EQUIVALENTS - end of year	1,775,066	3,825,477	11,206,220

LESS: CASH, CASH EQUIVALENTS AND RESTRICTED CASH FROM DISCONTINUED OPERATIONS	15,280	12,705	9,484

CASH, CASH EQUIVALENTS AND RESTRICTED CASH FROM CONTINUING OPERATIONS	$1,759,786	$3,812,772	$11,196,736

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$-	$-	$-
Income taxes	$-	$-	$-

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Acquisition by issuing convertible promissory notes	$7,000,000	$-	$-
Conversion of bond to equity	$76,770,000	$-	$-
Notes receivable on disposal of Alpha Mind	$153,050,301	$-	$-
Loan receivable from return of investment	$-	$-	$350,000
Remeasurement of the lease liabilities and right-of-use assets due to lease modification	$-	$856,987	$-
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$-	$171,885	$170,112
Issuance of stock for direct offering cost	$-	$146,137	$-

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

On March 28, 2018, the Company acquired 24.9% of MMBD Trading Limited (“MMBD Trading”). MMBD Trading was incorporated on March 4, 2016 under the laws of the BVI. The remaining 75.1% of MMBD Trading was owned by 32.7% shareholders of the Company. The Company agreed to purchase the remaining 75.1% of outstanding securities of MMBD Trading on April 25, 2019. The acquisition was closed on October 18, 2019. Following and as a result of this acquisition, MMBD Trading has become a wholly-owned subsidiary of the Company. MMBD Trading acquired a wholly owned subsidiary, MM Global Securities, Inc. (“MM Global”) on August 16, 2017. MMBD Trading does not conduct any operations or own any material assets or liabilities except for the 100% of the equity interest of MM Global. MM Global was incorporated in the State of Illinois on September 25, 1997 as Feil Daily Investment Co. which was changed to Whitewood Group Inc. in 2011. MM Global’s continuing membership application was approved by FINRA as a broker-dealer in August 2017 and changed its name to MM IGlobal, Inc. In November 2017, pursuant to the ownership change, MM IGlobal, Inc. changed its name to MM Global Securities, Inc. in March 2019. MM Global operates as a securities broker/dealer in New York City.

On April 20, 2018, the Company incorporated MM Fund Services Limited (“MM Fund”), a Cayman Islands company, for the purpose of providing administration services to the private equity funds industry. MM Fund is dormant as of December 31, 2023.

On May 28, 2018, the Company incorporated MM Capital Management Limited (“MM Capital”), a Cayman Islands company, for the purpose of providing assets management and investment services to clients. MM Capital is dormant as of December 31, 2023.

On August 8, 2018, the Company incorporated MM Fund SPC (“MM SPC”), a Cayman Islands company, for the purpose of providing asset management services to clients. MM SPC is a wholly-owned subsidiary of MM Capital and is dormant as of December 31, 2023.

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

On July 9, 2019, the Company acquired 49% of a newly-formed entity called Xchain Fintech Pte.Ltd., (“Xchain”), a Singapore company which was incorporated in July 2019, for the purpose of providing technical support for the construction and development of a new solutions for the existing problems of the traditional financial industry, the difficulty experienced by investors in investing and allocating investment assets globally, and the protection of funds and investments by using advanced technologies, such as artificial intelligence, big data analysis and blockchain. Xchain is dormant as of December 31, 2023.

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

On September 13, 2021, the Company incorporated Fundex SPC, a Cayman Islands company, for the purpose of providing asset management services to clients, as a wholly-owned subsidiary of MM Capital.

On April 13, 2023, the Company incorporated Haichuan Zhixin (Beijing) Technology Co., Ltd (“Haichuan Zhixin”), as a wholly-owned subsidiary of MM Future.

On May 16, 2023, the Company acquired 85% of Alpha Mind Technology Limited, a BVI company (“Alpha Mind”), for aggregate purchase price of $99,650,000, of which $1,000,000 was paid during year ended 2022 as a deposit for potential acquisition. The deposit was included in “deposit for business acquisition” on the accompanying consolidated balance sheets as of December 31, 2022. The deposit was treated as part of the consideration. Alpha Mind was incorporated on April 17, 2023, under the laws of BVI, and operates as an agency to sell insurance products in PRC, through variable interest entities (“VIE”). The acquisition was closed on June 7, 2023. On November 22, 2023, the Company announced its plan to sell all of the outstanding shares of Alpha Mind to FLJ Group Limited, a Cayman Islands company (“FLJ”). The transaction was closed on December 28, 2023.

On November 18, 2023, the Company disposed all of the outstanding securities of MMBD Advisory to Top Fintech Inc., for a consideration of $1,000, and disposed all the outstanding securities of MM Capital to Capital Jasmine Ltd., for a consideration of $500. The two wholly-owned subsidiaries of MM Capital, MM SPC and Fundex SPC were accordingly disposed of. The transaction was closed on November 18, 2023.

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

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates during the years ended December 31, 2023, 2022 and 2021 include the allowance for doubtful accounts, impairment of long-term investment and valuation of deferred tax assets.

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

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, loan receivable-net, security deposits- current portion, other current assets, salary payable, operating lease liabilities- current and accrued liabilities, convertible bond and other payables approximate their fair market value based on the short-term maturity of these instruments.

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

Cash and Cash Equivalents

Cash and cash equivalents consist of cash deposit in bank and cash on hand. The Company maintains cash with various financial institutions in China. As of December 31, 2023 and 2022, cash balances in the PRC of $106,457 and $1,879,950, respectively, are uninsured. The Company has not experienced any losses in bank accounts and believes it is not exposed to any risks on its cash in PRC bank accounts.

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

Long-term Investments

The Company’s long-term investments consist of equity investments without readily determinable fair value which were accounted for using measurement alternative and equity method investments. As of December 31, 2023 and 2022, the Company’s long-term investments were nil on the consolidated balance sheet.

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

See NOTE 9 for discussion of long-term investments.

Value Added Tax

Gujia is subject to value added tax (“VAT”) for services rendered at a rate of 6%. Gujia was identified as a general VAT payer on December 1, 2021. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of professional services provided. The Company reports revenue net of PRC’s value added tax for all the periods presented in the consolidated statements of operations and comprehensive income/ (loss). All entities in China are also subject to surcharges on value-added tax payments in accordance with PRC law.

Revenue Recognition

Under Accounting Standards Codification Topic 606, “Revenue from Contracts with Customers” (“ASC 606”), the Company recognizes revenue when a customer obtains control of promised goods, in an amount that reflects the consideration which the Company expects to receive in exchange for the goods. To determine revenue recognition for arrangements within the scope of ASC 606, the Company performs the following five steps: (1) identify the contracts with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when or as the entity satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods it transfers to the customer.

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

Consulting services

The Company provides consulting services as source of revenue. Pursuant to the consulting service contracts entered into between the Company and client, the Company’s obligation includes providing investment information and professional services on finance and law. The Company recognizes revenue when the client confirms the certain types of services specified in the contract are received, and pays for the service fee.

The following table disaggregates the Company’s revenue by revenue type:

	For the Years Ended December 31,
	2023	2022	2021
	US$	US$	US$
Consulting services	$800,000	$-	$-
Software development and post-contract maintenance	24,098	676,049	-
Placement agent services	45,837	372,677	-
Market data services	-	20,619	107,184
Commissions	-	-	390,569
Fund management services	-	-	69,078
Other revenue	-	4,006	1,789
Total revenues	$869,935	$1,073,351	$568,620

The following table disaggregates the Company’s revenue by geographic area:

	For the Years Ended December 31,
	2023	2022	2021
	US$	US$	US$

China	$824,098	$696,668	$176,262
United States	45,837	376,683	392,358
Total revenues	$869,935	$1,073,351	$568,620

Deferred revenue represents income collected but not earned as of the reporting date. As of December 31, 2023 and 2022 deferred revenue was nil.

Cost of Revenue

Cost of revenue consists primarily of internal labor cost and related benefits, and other overhead costs that are directly attributable to service provided.

Research and Development

Expenditures for research and product development costs are expensed as incurred.

For the years ended December 31, 2023, 2022 and 2021, research and development expenses were $363,958, $828,869, and $744,422, respectively, included in “Cost of revenue”, “Payroll and related benefits” and “Other general and administrative” on the accompanying consolidated income statements.

Selling and Marketing Costs

All costs related to selling and marketing are expensed as incurred. For the years ended December 31, 2023, 2022 and 2021, selling and marketing costs were $901,319, $1,007,652, and $303,079 respectively.

Leases

On January 1, 2019, the Company adopted ASU No. 2016-02, “Leases (Topic 842),” as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements.

Under the new lease standard, the Company determines if an arrangement is or contains a lease at inception. Right-of-use assets and liabilities are recognized at lease commencement date based on the present value of remaining lease payments over the lease terms. The Company considers only payments that are fixed and determinable at the time of lease commencement. See NOTE 8 for discussion of finance lease and see NOTE 17 for discussion of operating leases.

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

The Company currently has two operating segments, Gujia, MM Future, HC Securities, and MM Global. See NOTE 19 for details.

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

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of ASC 740 “Income Taxes”. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. For the years ended December 31, 2023, 2022 and 2021, the Company had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements. Tax years that remain subject to examination are the years ended December 31, 2023, 2022 and 2021. The Company recognizes interest and penalties related to significant uncertain income tax positions in other expense. No such interest and penalties incurred for the years ended December 31, 2023, 2022 and 2021.

Foreign Currency Translation

The reporting currency of the Company is the U.S. dollar. The functional currency of the parent company, MMTEC, and MM Future, MM Fund, MMBD Trading, HC securities and MM Global is the U.S. dollar. The functional currency of Gujia and Haichuan Zhixin is the Chinese Renminbi (“RMB”). For the subsidiary whose functional currency is the RMB, result of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments resulting from the process of translating the local currency financial statements into U.S. dollars are included in determining comprehensive income/loss.

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

The consolidated balance sheet amounts, with the exception of equity, as of December 31, 2023 and 2022, were translated at RMB 7.0827 to $1.00 and RMB 6.9646 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to consolidated statements of operations and comprehensive income/ loss and cash flows for the years ended December 31, 2023, 2022 and 2021 were RMB 7.0467, RMB 6.7261, and RMB 6.4515 to $1.00, respectively.

Comprehensive Income/ (Loss)

Comprehensive income/ loss is comprised of net income and loss and all changes to the statements of shareholders’ equity, except those due to investments by shareholders, changes in paid-in capital and distributions to shareholders. For the Company, comprehensive income/ loss for the years ended December 31, 2023, 2022 and 2021 consisted of net income /loss and unrealized income/loss from foreign currency translation adjustment.

Share-based Compensation

Share based compensation arise from share-based awards, including share options for the purchase of the Company’s ordinary shares. In June 2018, the Financial Accounting Standards Board (“FASB”) issued ASU 2018-07, “Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”)” to simplify the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees. The Company adopted ASU 2018-07 on January 1, 2019, and accounts for share-based compensation to nonemployees under the fair value method which requires all such compensation to be calculated based on the fair value at the measurement date (generally the grant date) and recognized in the statement of operations over the requisite service period. The Company recognized nil, nil and $1,024,361 share-based compensation for the years ended December 31, 2023, 2022 and 2021, respectively. See details in NOTE 15.

Earnings per share

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

Basic net income (loss) per common share is computed by dividing net income (loss) available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock, common stock equivalents and potentially dilutive securities outstanding during each period. Common stock equivalents are not included in the calculation of diluted loss per common share if their effect would be anti-dilutive. Potential common shares in the diluted net loss per share computation are excluded in periods of losses from continuing operations as their effect would be anti-diluted. For the years ended December 31, 2023, 2022 and 2021, there were no dilutive shares. The following table presents a reconciliation of basic and diluted net income (loss) per common share:

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Net loss from continuing operations for basic and diluted net loss per share of common stock	$(4,391,980)	$(5,664,379)	$(7,117,307)
Net income from discontinued operations for basic and diluted net income per share of common stock	$53,267,761	$19,003	$66,552
Weighted average common stock outstanding – basic and diluted *	105,243,671	3,497,109	2,450,447
Net loss per common share from continuing operations - basic and diluted*	$(0.04)	$(1.62)	$(2.90)
Net income per common share from discontinued operations - diluted and diluted*	$0.51	$0.01	$0.02

*	After giving effect to the reverse stock split effected on July 13, 2022. Also see Note 15.

The Company did not have any common stock equivalents and potentially dilutive common stock outstanding during the years ended December 31, 2023, 2022 and 2021.

Related Parties

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests.

Fiscal Year End

The Company has adopted a fiscal year end of December 31.

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

NOTE 4 – BUSINESS COMBINATION

Acquisition of Alpha Mind

On May 16, 2023, the Company entered into an Equity Acquisition Agreement (the “Purchase Agreement”) with Alfa Crest Investment Limited, a BVI company (“Alfa Crest”), CapitoLabs Limited, a BVI company (“CapitoLabs”, and together with Alfa Crest, the “Sellers”) and Alpha Mind Technology Limited, a BVI company (“Alpha Mind”). Pursuant to the Agreement, the Sellers agreed to sell and the Company agreed to purchase, the Sellers’ shares of Alpha Mind’s issued and outstanding ordinary shares, which represent an 85% ownership stake in Alpha Mind, for aggregate purchase price of $99,650,000. The transaction was closed on June 7, 2023.

The Company’s acquisition of Alpha Mind was accounted for as a business combination in accordance with ASC 805. The Company allocated the purchase price of Alpha Mind based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company estimated the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the business combination standard issued by the FASB with the valuation methodologies using level 3 inputs, except for other current assets and current liabilities were valued using the cost approach. Management of the Company is responsible for determining the fair value of assets acquired, liabilities assumed and intangible assets identified as of the acquisition date and considered a number of factors including valuations from independent appraisers. Acquisition-related costs incurred for the acquisitions were not material and have been expensed as incurred in general and administrative expense.

The consideration was $99,650,000, consisting of $7.0 million in the form of a convertible promissory note and $92,650,000 in cash of which $3.65 million is converted from loan receivable and other receivable, and $1 million is the acquisition deposit paid during 2022.

The following table presents the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date, which represents the net purchase price allocation on the date of the acquisition of Alpha Mind based on valuation performed by an independent valuation firm engaged by the Company:

USD
Assets
Cash and cash equivalents	$916,840
Accounts receivable, net	1,963,755
Prepayments	996,701
Other receivables, net	78,183
Short-term investment	271,381
Other current assets	62,254
Restricted Cash- non-current	706,005
Property and equipment, net	57,742
Right-of-use asset	46,123
Deferred tax assets	72,228
Intangible assets, net	5,224,439
Goodwill	108,218,586
118,614,237
Liabilities
Accounts payables	$1,402,583
Salary payable	54,709
Other payables	812,170
Taxes payable	43,833
Advance from customer	93
Deferred tax liability	1,306,110
Lease liabilities	46,123
3,665,621
Total allocated purchase price	$114,948,616

The following table presents the purchase price of Alpha Mind for the Company and non-controlling shareholders at the acquisition date. The discount for lack of control (DLOC) is used when valuing the non-controlling interests in the acquisition.

USD

Purchase price for the Company	$99,650,000
Fair value of non-controlling interest	15,298,616
Total allocated purchase price	$114,948,616

NOTE 5 – DISCONTINUED OPERATIONS

Disposition of Alpha Mind

At the acquisition date as mentioned in NOTE 4, the Company expected to sell Alpha Mind within one year and the other criteria required by ASC 205-20 and that the business of Alpha Mind would likely be classified as held for sale within a short period. Thus, the business of Alpha Mind is reported as discontinued operation on acquisition. On November 22, 2023, the Company entered into an Equity Acquisition Agreement with Burgeon Capital Inc, a BVI company (“BCI” and together with MMTEC, the “Sellers”), FLJ Group Limited, a Cayman Islands company (the “Buyer” or “FLJ”), and Alpha Mind. Pursuant to the Purchase Agreement, the Sellers agreed to sell, and FLJ agreed to purchase, all of Alpha Mind’s issued and outstanding ordinary shares for the aggregate purchase price of $180,000,000, of which $153,000,000 was attributable to the Company’s interests in Alpha Mind. The transaction was closed on December 28, 2023.

In connection with the disposition of Alpha Mind, the Company recorded a gain on disposal of $53,898,677, which is included in the “Net gain on sale of discontinued operations, net of applicable income taxes” of the consolidated statements of operations as part of income from discontinued operations for the year ended December 31, 2023.

Alpha Mind had a net loss of $548,677 for the period from acquisition date June 7, 2023 through December 28, 2023, the date of disposal, which is included in the “Gain (Loss) from discontinued operations, net of applicable income taxes” of the consolidated statements of operations as part of loss from discontinued operations for the year ended December 31, 2023.

Disposition of MMBD Advisory and MM Capital, MM SPC and Fundex SPC

On November 18, 2023, the Company disposed all the outstanding securities of MMBD Advisory to Top Fintech Inc., for a consideration of $1,000, and disposed all the outstanding securities of MM Capital to Capital Jasmine Ltd., for a consideration of $500. MM Fund SPC and Fundex SPC are the two wholly-owned subsidiaries of MM Capital, they were disposed with MM Capital at the same time. The transaction was closed on November 18, 2023. As a result, the result of operations of MMBD Advisory and MM Capital, MM SPC and Fundex SPC is reported as discontinued operations under the guidance of ASC 205.

Reconciliation of the carrying amounts of major classes of assets and liabilities from discontinued operations in the consolidated balance sheets as of December 31, 2022:

December 31,
2022
CURRENT ASSETS:
Cash and cash equivalents	$12,705
Accounts receivable, net	95,688
Total current assets of discontinued operations	108,393

Total assets of discontinued operations	$108,393

CURRENT LIABILITIES:
Accrued liabilities and other payables	24,655

Total liabilities of discontinued operations	$24,655

Reconciliation of the amounts of income and losses from discontinued operations in the consolidated statements of operations and comprehensive income/ (loss) for the year ended December 31, 2023, 2022 and 2021:

	For the Year Ended	For the Year Ended	For the Year Ended
	December 31, 2023	December 31, 2022	December 31, 2021

REVENUE	$-	$25,782	$84,416

COST OF REVENUE	-	-	-

GROSS PROFIT	-	25,782	84,416

OPERATING EXPENSES:
Selling and marketing	-	-	-
General and administrative
Payroll and related benefits	-	-	-
Professional fees	1,528	1,220	-
Other general and administrative	812	5,559	17,864

Total Operating Expenses	2,340	6,779	17,864

NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS	$(2,340)	$19,003	$66,552

As of November 18, 2023, the assets and liabilities of discontinued operations and reconciliation of gain on sale of discontinued operations of MMBD Advisory and MM Capital, MM SPC and Fundex SPC is as follows:

November 18,
2023
CURRENT ASSETS:
Cash and cash equivalents	$15,280
Accounts receivable, net	95,774
Total current assets of discontinued operations	111,054

Total assets of discontinued operations	$111,054

CURRENT LIABILITIES:
Accrued liabilities and other payables	29,655
Total current liabilities of discontinued operations	29,655

Total liabilities of discontinued operations	$29,655

Total consideration received	1,500
Less: carrying amount of net assets	81,399
Total loss on sale of discontinued operations	$(79,899)

NOTE 6 – LOAN RECEIVABLE, NET

Pursuant to the investment agreement dated as of September 1, 2021, the Company agreed to invest $350,000 to acquire a 4.99% interest in HuaMei Trading Management Limited (“HuaMei Trading”), a Hong Kong corporation. HuaMei Trading acquired a wholly-owned subsidiary, Xiaosong Xiaoya (Chongqing) Technology Co., Ltd (“Xiaosong Xiaoya”) on January 25, 2021. Xiaosong Xiaoya was incorporated in People’s Republic of China (“PRC”) on January 25, 2021. HuaMei Trading is a financial technology company which provides data service. As the Company changed its investment strategy and considered operation risks, on December 5, 2021, HuaMei Trading agreed to return $350,000 in full before December 5, 2022. The balance of $350,000 was transferred into an interest-bearing loan. The term of the loan was December 5, 2021 to December 4, 2022, and the interest rate was 3.85% per annum.

Pursuant to the loan agreement dated November 5, 2021, the Company agreed to loan $200,000 to HuaMei Trading. The term of the loan was from November 12, 2021, to November 11, 2022, and the interest rate was 3.85% per annum.

Considering that the business conditions of HuaMei Trading were not as expected, the Company recorded an allowance for bad debts of $550,000 to fully reserve the loan to Huamei Trading during fiscal year ended December 31, 2021, which was included in “Other general and administrative expenses” on the accompanying consolidated statements of operations and comprehensive income/ (loss). During fiscal year ended December 31, 2023, the Company fully collected the loan and related interest from HuaMei Trading, and the written off of $550,000 is recovered.

In December 2021, the Company extended a loan to Cacti Fintec Limited in an amount of $2.1 million. The loan had an interest rate of 3.78% per annum with maturity date in December, 2022. In December 2022, the loan was extended to December 2023 with a modified interest rate of 4.35% per annum subsequently. In November 2022 and December 2022, the Company extended additional two loans to Cacti Fintec Limited in the amount of $1.3 million and $250,000, respectively. The loans had an interest rate of 4.35% per annum with maturity dates in November 2023 and December 2023, respectively. In April 2023, the above loans to Cacti Fintec Limited were terminated and the Company transferred the creditor’s right to CapitoLabs Limited, which represented part of the consideration of the acquisition of Alpha Mind. As of December 31, 2023, the Company’s total loan to Cacti Fintec Limited was nil.

In February 2022, the Company extended a loan to a third party company in an amount of $100,000. Considering the collection is not probable, the Company recorded an allowance for bad debts of $100,000 to fully reserve the loan to the third party company during fiscal year ended December 31, 2022, which was included in “Other general and administrative expenses” on the accompanying consolidated statements of operations and comprehensive income/ (loss).

In July 2022, the Company extended a loan to Yifan Sun, a third party, in an amount of $120,000. The loan had an interest rate of 3.85% per annum with a maturity date in July 2023. Sun Yifan repaid $75,000 during fiscal year ended December 31, 2022, and repaid $45,000 during fiscal year ended December 31, 2023. As of December 31, 2023, the Company fully collected the loan and interest as of reporting date.

In July 2022 and September 2022, the Company extended two loans to FLJ Group Limited (formerly known as “Q&K International Group Limited”) in the amount of $500,000 and $100,000, respectively. The loans had an interest rate of 3.85% per annum with a maturity date in July 2023. In July 2023, the Company extended the loan to FLJ in the amount of $600,000. As of December 31, 2023, the Company’s total loan to FLJ Group Limited amounted to $600,000.

In September 2022, the Company agreed to extend a loan to Yong Zhang, a third party, in an amount of RMB 1,650,000 (approximately $237,000). The loan had an interest rate of 3.65% per annum with a maturity date in September 2023. During fiscal year ended December 31, 2023, the Company fully collected the loan and related interest from Yong Zhang.

NOTE 7 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

As of December 31, 2023 and 2022, prepaid expenses and other current assets consisted of the following:

	December 31,	December 31,
	2023	2022
Prepaid professional service fees	$14,955	$8,927
Other receivables(1)	297,349	103,204
Others(2)	103,421	60,074
	$415,725	$172,205

Notes:

(1)	Other receivables mainly consist of other receivables from third parties, advances to employees and other deposits.
(2)	Others mainly consists of deductible value-added tax.

NOTE 8 – PROPERTY AND EQUIPMENT, NET

As of December 31, 2023 and 2022, property and equipment consisted of the following:

	Useful life	December 31, 2023	December 31, 2022
Office equipment and furniture	3 - 5 Years	$143,545	$155,062
Leasehold improvement	The lesser of remaining lease term or 2 - 3 Years	83,139	84,549
Software	1 - 3 Years	11,719	11,917
Finance lease right-of-use asset	4 Years	152,540	152,859
		390,943	404,387
Less: accumulated depreciation		(261,871)	(219,964)
		$129,072	$184,423

For the years ended December 31, 2023, 2022 and 2021, depreciation expense amounted to $45,782, $66,428 and $40,130, respectively, all of which were included in operating expenses.

The Company entered into a finance vehicle lease in 2021 and the finance lease right-of-use asset with a net carrying amount of $65,077 and $103,998 as of December 31, 2023 and 2022, respectively, were included in property and equipment net. Finance lease liabilities were nil as of December 31, 2023 and 2022. The Company made cash payments of $163,301 for finance lease liabilities during the year ended December 31, 2021, which is included within the financing activities section on the consolidated statements of cash flows.

NOTE 9 – LONG-TERM INVESTMENTS

The Company’s long-term investments consist of equity investments without readily determinable fair value which were accounted for using measurement alternative and equity method investments. As of December 31, 2023 and 2022, the Company’s long-term investments were nil on the consolidated balance sheet.

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

On January 1, 2020, the Company invested RMB 5.7 million (approximately $817,000) to acquire a 35% interest in Xtransfer. As Xtransfer failed to fulfill the restrictive terms prescribed in the investment agreement, on October 31, 2020, Xtranfer agreed to return RMB 2.6 million (approximately $399,000) to the Company and reduce the Company’s interest to 19%. The investment was accounted for under the equity method prior to the return of investment, and the carrying amount of the investment on October 31, 2020 was RMB 2.8 million (approximately $425,000). Since the Company no longer has significant influence over Xtransfer after the return of investment and Xtransfer does not have readily determinable fair value as a privately held company, the remaining investment was accounted for using measurement alternative, in which the initial basis of the investment is the carrying amount as of October 31, 2020 and subsequently adjusted for any impairment and observable price changes.

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

NOTE 10 – NOTES RECEIVABLE

Pursuant to the Equity Acquisition Agreement dated November 22, 2023, the Sellers agreed to sell all of the issued and outstanding ordinary shares of Alpha Mind to FLJ for the aggregate purchase price of $180,000,000. The transaction was closed on December 28, 2023. At closing, FLJ agreed to provide the Sellers with promissory notes for the Purchase Price less certain adjustments as set forth in the Purchase Agreement. The promissory notes were to mature in 90 days and be secured by all of the issued and outstanding equity of Alpha Mind as well as all of the assets of Alpha Mind and its subsidiaries. The maturity dates of the notes were extended from March 25, 2024 to June 30, 2024. The Company holds an 85% ownership stake in Alpha Mind which represent $153,000,000 of notes receivable and $50,301 of interest as of December 31, 2023.

The Company engaged a third party specialist to conduct business valuation based on financial cash flow forecast from 2023 to 2033 of Alpha Mind, and selected five comparable insurance agency companies for market method comparison. The Company assesses the consideration of $153 million is at fair value, and there is no indicators of impairment.

The Company expects to recover the full amount of note receivable over one year, either by cash or transfer of shares. Thus, the Company classifies the notes receivable to a non-current asset on the accompanying consolidated balance sheet as of December 31, 2023. As of the date of this report, the Company has received repayment from FLJ of approximately $840,000.

The Company periodically reviews notes receivable for impairment if there is any sign indicating that the carrying amount of notes receivable may not be fully recoverable. Factors to consider in these reviews include historical collection experience, aging of receivables, credit history and financial conditions of the issuer. As of December 31, 2023, the Company did not recognize any allowance for credit loss on notes receivable.

NOTE 11 – ACCRUED LIABILITIES AND OTHER PAYABLES

As of December 31, 2023 and 2022, accrued liabilities and other payables consisted of the following:

	December 31,	December 31,
	2023	2022
Accrued professional service fees	$97,412	$121,139
Accrued technical service fees	-	25,845
Accrued FINRA fine *	125,550	125,550
Accrued interest	746,411	-
Others	100,897	98,163
	$1,070,270	$370,697

*	See Note 17.

NOTE 12 – LOAN PAYABLE

In August 2023, the Company borrowed $241,750 from HuaMei Trading Management Limited for working capital needs. The borrowing is short-term in nature, non-interest bearing, unsecured and repayable on demand. The borrowing was repaid in April 2024. The balance of loan payable of the Company is $241,750 and nil as of December 31, 2023 and 2022.

NOTE 13 – CONVERTIBLE PROMISSORY NOTES

Convertible promissory note issued on February 22, 2023

On February 22, 2023, the Company issued an unsecured senior convertible promissory note (“Note 1”) of $40 million to a non-U.S. investor ( “Investor 1”), bearing interest of 6% per annum. Note 1 will mature 24 months after the effective date. Note 1 has an original principal amount of $40,000,000 and Investor 1 paid a purchase price of $32,000,000, reflecting an original issue discount of 20%. On February 24, 2023, Investor 1 converted all outstanding balance of notes into ordinary shares, par value $0.01 per share, at conversion price of $0.5 per share, which represents 80,000,000 ordinary shares.

Convertible promissory note issued on March 31, 2023

On March 31, 2023, the Company issued a senior convertible promissory note (“Note 2”) of not more than $70 million to an investor (“Investor 2”), bearing interest of 8% per annum. Note 2 will mature on the second anniversary of their issuance date. Note 2 had an original issue discount of 20%, resulting in an aggregate purchase price of up to $56 million assuming the full purchase of Note 2.

On May 11, 2023, Investor 2 converted $2.82 million of outstanding balance of the note into ordinary shares, par value $0.01 per share, at conversion price of $0.705 per share, which represents 4,000,000 ordinary shares. On October 4, 2023, the Company completed the conversion of $30.0 million of outstanding balance of the note into ordinary shares, at a conversion price of $0.30 per share, which represents 100,000,000 ordinary shares. The issue discount of $5,208,356 is included in “Additional paid-in capital” on the accompanying consolidated balance sheet ffor the year ended December 31, 2023.

Convertible promissory note issued on June 7, 2023

On June 7, 2023, the Company issued a senior convertible promissory note of $7.0 million to the sellers of Alpha Mind, bearing interest of 1% per annum. On June 14, 2023, the sellers converted $3,950,000 of outstanding balance of the note into ordinary shares, par value $0.01 per share, at a conversion price of $0.395 per share, which represents 10,000,000 ordinary shares.

The interest expense of $743,600 for unconverted notes is included in the “Interest expense” section on the accompanying consolidated income statements for the year ended December 31, 2023, the issue discount of $840,047 for unconverted notes is included in “Additional paid-in capital” on the accompanying consolidated balance sheet as of ended December 31, 2023.

The remaining balance of convertible promissory notes on the consolidated balance sheet as of December 31, 2023 represents the issued amount of convertible promissory notes, minus the amount of notes converted into shares, plus the issue discount for notes converted into shares.

NOTE 14 – INCOME TAXES

British Virgin Islands (“BVI”)

Under the current laws of BVI, MMTEC and MMBD Trading are not subject to tax on income or capital gain. In addition, payments of dividends by the Company to their shareholders are not subject to withholding tax in the BVI.

Hong Kong

Subsidiaries in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. The first HK$2 million of profits arising in or derived from Hong Kong are taxed at 8.25% and any assessable profits over HK$2 million are taxed at 16.5%. The Company’s subsidiaries, MM Future and HC Securities are incorporated in Hong Kong and had a loss for the years ended December 31, 2023, 2022 and 2021. Therefore, there was no provision for income taxes in the years ended December 31, 2023, 2022 and 2021.

Cayman Islands

There is no income tax for companies domiciled in the Cayman Islands. Accordingly, MM Fund does not present any income tax provisions related to Cayman Islands tax jurisdiction, where these four companies are domiciled.

United States

MM Global was incorporated in the State of Illinois and operates as a securities broker/dealer in New York, New York. MM Global is subject to Federal, State, and Local income taxes on its net income. MM Global had a net loss for the years ended December 31, 2023, 2022 and 2021. As a result, no provision for income tax has been made in the years ended December 31, 2023, 2022 or 2021. MM Global has determined that there are no material uncertain tax positions that require recognition or disclosure in its financial statements.

MM Global’s income tax returns are subject to examination by the appropriate tax jurisdictions. As of December 31, 2023, MM Global’s federal and state tax returns generally remain open for the last three years.

PRC

Gujia and Haichuan Zhixin were incorporated in the PRC and are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. On March 16, 2007, the National People’s Congress enacted a new enterprise income tax law, which took effect on January 1, 2008. The law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. In the years ended December 31, 2023, 2022 and 2021, Gujia were recognized as small low-profit enterprises and received a preferential income tax rate of 5%. Haichuan Zhixin had a loss for the year ended December 31, 2023. In the years ended December 31, 2023, 2022 and 2021, Gujia and Haichuan Zhixin did not generate any taxable income. Therefore, there was no provision for income taxes in the years ended December 31, 2023, 2022 and 2021 for those entities.

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	For the Year Ended	For the Year Ended	For the Year Ended
	December 31, 2023	December 31, 2022	December 31, 2021
Hong Kong statutory income tax rate	16.5%	16.5%	16.5%
Valuation allowance recognized with respect to the loss in the Hong Kong companies	(16.5)%	(16.5)%	(16.5)%
PRC statutory income tax rate	25.0%	25.0%	25.0%
Effect of income tax exemptions and reliefs	(20.0)%	(20.0)%	(20.0)%
Valuation allowance recognized with respect to the loss in the PRC companies	(5.0)%	(5.0)%	(5.0)%
US corporate tax rate	21.0%	21.0%	21.0%
Valuation allowance recognized with respect to the loss in the US companies	(21.0)%	(21.0)%	(21.0)%
Total	0.0%	0.0%	0.0%

As of December 31, 2023, 2022 and 2021, the components of the Company’s deferred income tax assets were set forth below:

	December 31, 2023	December 31, 2022	December 31, 2021
Deferred Tax Assets:
Net operating losses carry forward	$1,548,868	$1,194,054	$859,455
Cutoff adjustments	-	44,395	47,704
Gross deferred tax assets	1,548,868	1,238,449	907,159
Less: valuation allowance	(1,548,868)	(1,238,449)	(907,159)
Net deferred tax assets	$-	$-	$-

As of December 31, 2023, the Company has a net operating loss (“NOL”) carry forward for tax purposes of $18,865,999 available to offset future taxable income. Most of the NOLs from its subsidiaries as of December 31, 2023 will expire in years 2024 to 2028 if not utilized. The NOL from the MM Global as of December 31, 2023 will expire in years 2039 to 2043 if not utilized.

The Company provided a valuation allowance equal to the deferred income tax asset for the years ended December 31, 2023, 2022 and 2021. The management believes that the Company’s cumulative losses arising from recurring business of subsidiaries constituted significant strong evidence that most of the deferred tax assets would not be realizable and this evidence outweighed the expectations that the Company would generate future taxable income. As such, deferred tax assets arise from net operating losses are fully allowed for the years ended December 31, 2023, 2022 and 2021. The increase in the allowance was $237,488, $331,290, and $261,814 for the years ended December 31, 2023, 2022 and 2021, respectively.

Accounting for Uncertainty in Income Taxes

The tax authority of the PRC government conducts periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises complete their tax filings. Therefore, the Company’s PRC entities’ tax filings results are subject to change. It is therefore uncertain as to whether the PRC tax authority may take different views about the Company’s PRC entities’ tax filings, which may lead to additional tax liabilities. Tax years that remain subject to examination are the years ended December 31, 2023, 2022 and 2021.

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the Company’s tax positions and concluded that no provision for uncertainty in income taxes was necessary for the years ended December 31, 2023, 2022 and 2021.

NOTE 15 – SHAREHOLDERS’ EQUITY

Common Stock

The Company is authorized to issue 5,000,000,000 shares of common stock with a par value of $0.01 per share.

Pursuant to a service agreement dated July 21, 2020, the Company issued 75,000 common shares (given effect of the Reverse Stock Split) to Tony Wayne Network Technology Co., Limited as compensation of a Hong Kong and China based consulting program. The stock-based compensation of $1,005,000 was recognized as part of the “professional fees” in the Company’s consolidated statement of operations and comprehensive income/ (loss).

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

Pursuant to a service agreement dated September 25, 2021, the Company issued 42,620 (given effect of the Reverse Stock Split) shares to Fortune Fintech Limited (“Fortune”) on December 28, 2021, as compensation of an investor relationship consulting program. The fair value of the shares on the grant date was $319,820.

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

Pursuant to a restricted stock award agreement dated December 17, 2021, the board issued 53,130 shares (given effect of the Reverse Stock Split) to employees as 2020 awards on December 31, 2021. The fair value of the shares on the grant date was $475,514.

Pursuant to the restricted stock award agreement dated December 24, 2021, the board issued 29,250 shares (given effect of the Reverse Stock Split) to former employees on December 31, 2021. The fair value of the shares on the grant date was $229,028.

Effective on July 13, 2022, the Company approved a reverse stock split of the Company’s authorized and issued and outstanding shares of common stock, par value $0.001 per share, at a ratio of 10-for-1 (the “Reverse Stock Split”). As a result of the Reverse Stock Split, the Company’s authorized shares of common stock reduced from 500,000,000 shares to 50,000,000 shares, and the par value per share was increased from $0.001 to $0.01. All share and per share amount in the accompanying financial statement for the prior periods have been retroactively adjusted to reflect the Reverse Stock Split.

On August 12, 2022, the Company entered into a common stock purchase agreement with VG Master Fund SPC (“Investor”). Under this common stock purchase agreement, subject to specified terms and conditions, the Company could, from time to time during the term of the purchase agreement, sell to Investor up to the lesser of (a) $5.5 million worth of shares of common stock, par value $0.01 per share, and (b) the maximum amount of securities the Company is permitted to issue under its existing shelf registration statement, which was declared effective by the SEC on July 21, 2020. In consideration for entering into the purchase agreement, the Company issued 53,334 shares of common stock to Investor as direct offering costs. The fair value of the shares on the grant date was $146,137. The $146,137 was capitalized and was subsequently reduced to $112,748 which was included in “Deferred offering cost” on the accompanying consolidated balance sheets. The Company sold 1,050,000 common shares for aggregate net proceeds of $1,223,251 to the Investor after reduction of $33,389 direct offering cost. The proceeds will be used for working capital and general corporate purposes.

On October 26, 2022, the Company adopted a resolution to amend the Company’s Memorandum and Articles of Association to increase the maximum number of shares that the Company is authorized to issue from 50,000,000 to 5,000,000,000.

On October 29, 2022, the Company entered into a Securities Purchase Agreement (“Agreement 1”) with an investor. Pursuant to Agreement 1, the Company agreed to sell to this investor 400,000 shares of common stock at a purchase price of $0.59 for a consideration of $236,000. The Company issued 400,000 shares to this purchaser on December 3, 2022 and received consideration on December 30, 2022.

On November 23, 2022, the Company entered into a Securities Purchase Agreement (“Agreement 2”) with an investor. Pursuant to Agreement 2, the Company agreed to sell to this investor 500,000 shares of common stock at a purchase price of $0.515 for a consideration of $257,500. The Company issued 500,000 shares to this purchaser on December 7, 2022 and received consideration on December 23, 2022.

On February 22, 2023, the Company issued an unsecured senior convertible promissory note of $40.0 million to a non-U.S. investor. The note has an original principal amount of $40,000,000 and investor paid a purchase price of $32,000,000, reflecting an original issue discount of 20%. On February 24, 2023, the investor converted all outstanding balance of notes into ordinary shares, par value $0.01 per share, at conversion price of $0.5 per share, which represents 80,000,000 ordinary shares.

On March 31, 2023, the Company issued a senior convertible promissory note of not more than $70.0 million to an investor. The notes have an original issue discount of 20%, resulting in an aggregate purchase price for the offering of up to $56 million assuming the full purchase of notes under the Agreement. On May 11, 2023, the investor converted $2.82 million of outstanding balance of the note into ordinary shares, par value $0.01 per share, at conversion price of $0.705 per share, which represents 4,000,000 ordinary shares. On October 4, 2023, the Company completed the conversion of $30.0 million of outstanding balance of the note into ordinary shares, at a conversion price of $0.30 per share, which represents 100,000,000 ordinary shares.

On June 7, 2023, the Company issued a senior convertible promissory note of $7.0 million to the sellers of Alpha Mind. On June 14, 2023, the sellers converted $3,950,000 of outstanding balance of the note into ordinary shares, par value $0.01 per share, at a conversion price of $0.395 per share, which represents 10,000,000 ordinary shares.

In July 2023, the Company received $1,430,000 from VG Master Fund SPC, for the purpose of purchasing common stock from the Company. During 2023, the Company did not issue stock to VG Master Fund SPC. The amount is presented as “Shares to be issued” on the consolidated balance sheet, short-term in nature, non-interest bearing, unsecured and repayable on demand.

As a result, there were 199,145,041 common shares issued and outstanding as of December 31, 2023.

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

Pursuant to a service agreement dated July 21, 2020, the Company issued 75,000 shares (given effect of the Reverse Stock Split) to Tony Wayne Network Technology Co., Limited (“Tony Wayne”) on July 30, 2020 as compensation for a Hong Kong and China based consulting program. The fair value of the shares on the grant date was $1,005,000. The Company recognized the $1,005,000 in full as stock-based compensation to nonemployee during the year ended December 31, 2020.

Pursuant to a service agreement dated September 25, 2021, the Company issued 42,620 shares (given effect of the Reverse Stock Split) to Fortune Fintech Limited (“Fortune”) on December 28, 2021 as compensation of an investor relationship consulting program. The fair value of the shares on the grant date was $319,820.

Subject to 2019 Share Incentive Plan, pursuant to the restricted stock award agreement dated December 17, 2021, the Board issued 53,130 shares (given effect of the Reverse Stock Split) to employees as 2020 awards on December 31, 2021. The fair value of the shares on the grant date was $475,514. Pursuant to a restricted stock award agreement dated December 24, 2021, the board issued 29,250 shares (given effect of the Reverse Stock Split) to former employees on December 31, 2021. The fair value of the shares on the grant date was $229,028.

The Company recognized the fair value of the shares $1,024,361 as stock-based compensation to employee and nonemployee during the year ended December 31, 2021. As of the date of this report, all the authorized shares under the 2019 Share Incentive Plan were issued.

On January 17, 2022, the 2021 Share Incentive Plan was approved by the Company’s shareholders at the Annual Meeting, the purpose of which is to provide an incentive for employees and consultant contributing to the Company. The Company has a Stock Option Plan with 300,000 shares (given effect of the Reverse Stock Split) authorized for issuance under the Plan. The fair value of restricted share units granted with service conditions is estimated based on the fair market value of the underlying ordinary shares of the Company on the date of grant. As of the date of this report, there were 300,000 shares (given effect of the Reverse Stock Split) available for issuance under the 2021 Share Incentive Plan.

NOTE 16 - STATUTORY RESERVE

Gujia operates in the PRC, and is required to reserve 10% of their net profit after income tax, as determined in accordance with the PRC accounting rules and regulations. Appropriation to the statutory reserve by the Company is based on profit arrived at under PRC accounting standards for business enterprises for each year. The profit arrived at must be set off against any accumulated losses sustained by the Company in prior years before allocation is made to the statutory reserve. Appropriation to the statutory reserve must be made before distribution of dividends to shareholders. The appropriation is required until the statutory reserve reaches 50% of the registered capital. This statutory reserve is not distributable in the form of cash dividends.

Gujia has sustained losses since establishment. As of December 31, 2023, 2022 and 2021, no appropriation to statutory reserves was required as it incurred recurring net losses.

NOTE 17 – COMMITMENTS AND CONTINGENCIES

Operating Lease Commitment

The Company leases office space under non-cancelable operating lease agreements, which end at various dates in 2024 and 2025. As of December 31, 2023, the Company’s operating leases had a weighted average remaining lease term of 1.76 years and a weighted average discount rate of 4.47%. Future lease payments under operating leases as of December 31, 2023 were as follows:

December 31, 2023
2024	$395,688
2025	$273,724
Total future lease payments	$669,412
Less imputed interest	$(28,789)
Total lease liabilities	$640,623
Less: current portion	$(373,860)
Operating lease liability, non-current	$266,763

Lease expenses are recognized on a straight-line basis over the lease term. For the year ended December 31, 2023, the Company had operating lease costs of $446,149 and short-term lease costs of $54,867. For the year ended December 31, 2022, the Company had operating lease costs of $373,022 and short-term lease costs of $52,246. For the year ended December 31, 2021, the Company had operating lease costs of $385,126 and short-term lease costs of $27,490. Cash paid for amounts included in the measurement of operating lease liabilities were $419,855, $402,730 and $396,569 during the years ended December 31, 2023, 2022 and 2021, respectively.

Contingencies

In the normal course of business, MM Global is engaged in various trading and brokerage activities on a principal and agency basis through a clearing broker. As a regulated FINRA broker-dealer, MM Global is subject to regulatory trading inquiries and investigations to determine whether any violations of federal securities or FINRA rules may have occurred. During fiscal year ended December 31, 2022, FINRA’s Department of Enforcement concluded its investigation and alleges that there have been violations of the federal securities laws and FINRA rules. FINRA has issued the settlement for MM Global with a fine of $450,000 to pay through 3 years, an installment plan fee of $38,250, and a prohibition from providing market access to customers for a period of two years. The settlement also prohibits MM Global from engaging in any business in which MM Global provides market access to customers unless and until a registered principal or officer of MM Global certifies in writing to FINRA that the firm revised and enhanced its AML and supervisory procedures related to detecting and investigating suspicious trading activity and potential market manipulation. During the fiscal year ended December 31, 2023, the Company had made payment in the amount of $125,550 and as of December 31, 2023, the payable to FINRA was in the amount of $209,250. The current portion of payable was included in “Accrued liabilities and other payables” on the accompanying consolidated balance sheets and the non-current portion of payable was included in “Accrued liabilities, non-current” on the accompanying consolidated balance sheets.

NOTE 18 – CONCENTRATIONS

Customer

The following table sets forth information as to each customer that accounted for 10% or more of the Company’s revenue for the years ended December 31, 2023, 2022 and 2021.

Customer	Year Ended December 31, 2023		Year Ended December 31, 2022		Year Ended December 31, 2021
A	*	%	37.4%		*	%
B	*	%	25.6%		*	%
C	*	%	24.7%		*	%
E	*	%	*	%	12.8%
F	92.0%		*	%	*	%
G	*	%	*	%	11.1%

*	Less than 10%

NOTE 19 – SEGMENT INFORMATION

The Company currently has two operating segments, (i) Gujia, MM Future and HC Securities, which provide market data services and consulting services, and (ii) MM Global, which operates as an introducing broker that clears all transactions through a clearing broker dealer and earns commission income, placement agent services fee and other related income from customers. Unallocated amounts that do not relate to an operating segment have been allocated to “Unallocated.” Since most of the Company’s long-lived assets are located in the PRC, no geographical information on long-lived assets is presented. Refer to Note 3 for disaggregated revenue information by geographical region attributed on the basis of the location where the revenue is originated.

The following tables present summary information by segment:

	Market data services and consulting services	Introducing broker services	Unallocated	Total
Year Ended December 31, 2023
REVENUE	$824,098	$45,837	$-	$869,935

GROSS PROFIT	$660,399	$36,588	$-	$696,987

NET LOSS FROM CONTINUING OPERATIONS	$(1,495,023)	$(402,500)	$(2,456,947)	$(4,391,980)

DEPRECIATION AND AMORTIZATION	$45,782	$-	$-	$45,782
CAPITAL EXPENDITURE	$970	$-	$-	$970

Year Ended December 31, 2022
REVENUE	$696,668	$376,683	$-	$1,073,351

GROSS PROFIT	$542,167	$300,100	$-	$842,267

NET LOSS FROM CONTINUING OPERATIONS	$(2,850,985)	$(623,782)	$(2,189,612)	$(5,664,379)

DEPRECIATION AND AMORTIZATION	$66,428	$-	$-	$66,428
CAPITAL EXPENDITURE	$3,792	$-	$-	$3,792

Year Ended December 31, 2021
REVENUE	$176,262	$392,358	$-	$568,620

GROSS PROFIT	$34,960	$392,358	$-	$427,318

NET LOSS FROM CONTINUING OPERATIONS	$(4,075,518)	$(451,204)	$(2,590,585)	$(7,117,307)

DEPRECIATION AND AMORTIZATION	$40,130	$-	$-	$40,130
CAPITAL EXPENDITURE	$37,068	$-	$-	$37,068

As of December 31, 2023
TOTAL ASSETS	$7,586,067	$325,115	$149,076,038	$156,987,220
As of December 31, 2022
TOTAL ASSETS	$8,910,311	$719,651	$1,785,545	$11,415,507

NOTE 20 – SUBSEQUENT EVENTS

The following subsequent events were evaluated on April 30, 2024, the date the financial statements were issued.

Except as set forth below, there were no events that occurred subsequent to December 31, 2023 that require adjustment to or disclosure in the consolidated financial statements.

On February 16, 2024, the Company incorporated HAI TEC INC. (“HAI TEC”) under the laws of the BVI, for the purpose of being a holding company for the equity interest in our operating subsidiaries in China and other countries and regions. HAI TEC is a wholly-owned subsidiary of MMTEC.

On April 26, 2024, the Company signed a “Share Transfer Commitment Letter for Secured Promissory Note” with FLJ (the “Commitment Letter”). Pursuant to the Commitment Letter, FLJ reaffirmed its promise to pay the principal sum of $153,000,000 under that certain Secured Promissory Note, dated December 28, 2023, made by FLJ to the order of the Company, together with interest on the unpaid note on or prior to June 30, 2024 (the “Maturity Date”). In addition, pursuant to the Commitment Letter if FLJ fails to pay the amounts due pursuant to the Secured Promissory Note, the Company will have the right to convert the unpaid principal and accrued interest under the note to shares of FLJ at a discount of between 20% and 70% of the market price of such shares.