Form 20-F
period 2024-12-31
MMTec, Inc.
filed 2025-04-09
CIK 1742518

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________to ____________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001-38766

MMTEC, INC.

(Exact name of Registrant as specified in its charter)

British Virgin Islands

(Jurisdiction of incorporation or organization)

c/o MM Future Technology Limited

Room 2302, 23rd Floor

308 Central Des Voeux

308 Des Voeux Road Central

Sheung Wan, Hong Kong

Tel: +852 36908356

(Address of principal executive offices)

Xiangdong Wen, Chief Executive Officer

c/o MM Future Technology Limited

308 Central Des Voeux

308 Des Voeux Road Central

Sheung Wan, Hong Kong

Tel: +852 36908356

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, par value $0.08	MTC	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

On December 31, 2024, the issuer had 25,186,864 shares issued and outstanding.

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

Emerging growth company ☐

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

Except where the context otherwise requires and for purposes of this Annual Report only:

Depending on the context, the terms “we,” “us,” “our company,” and “our” refer to MMTEC, INC., a BVI company, and its consolidated subsidiaries:

●	MM Future Technology Ltd. (“MM Future”), a Hong Kong incorporated limited company.

●	MM Fund Services Limited (“MM Fund”), a Cayman Islands incorporated limited company.

●	MM Capital Management Limited (“MM Capital”), a Cayman Islands incorporated limited company.

●	MM Fund SPC (“MM SPC”), a Cayman Islands incorporated segregated portfolio company (disposed on November 18, 2023).

●	Gujia (Beijing) Technology Co., Ltd (“Gujia”), a PRC incorporated limited company.

●	Meimei Zhengtong (Beijing) Technology Co., Ltd., a PRC incorporated entity (dissolved effective as of June 8, 2018).

●	MMBD Trading Limited (“MMBD Trading”), a British Virgin Islands incorporated limited company.

●	MM Global Securities, INC. (“MM Global”), a State of Illinois corporation.

●	HC Securities (HK) Limited (“HC Securities”), formerly known as MM Global Capital Limited, a Hong Kong incorporated limited company.

●	MMBD Investment Advisory Company Limited (“MMBD Advisory”), a State of New York corporation (disposed on November 18, 2023).

●	Fundex SPC (“Fundex SPC”), a Cayman Islands incorporated segregated portfolio company (disposed on November 18, 2023).

●	Haichuan Zhixin (Beijing) Technology Co., Ltd (“Haichuan Zhixin”), a PRC incorporated limited company.

●	Alpha Mind Technology Limited (“Alpha Mind”), a British Virgin Islands incorporated limited company (disposed on December 28, 2023).

●	HAI TEC INC. (“HAI TEC”), a British Virgin Islands incorporated limited company.

●	“common shares” refer to our common shares, $0.08 par value per share,

●	“China” and “PRC” refer to the People’s Republic of China, excluding, for the purposes of this report only, Macau, Taiwan and Hong Kong, and

●	all references to “RMB,” “yuan” and “Renminbi” are to the legal currency of China, and all references to “USD,” “$”, and “U.S. dollars” are to the legal currency of the United States.

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

We have incurred substantial losses in several recent periods as we have sought to expand our operations. We recorded net loss of approximately $91.2 million for the year ended December 31, 2024, net income of approximately $45.5 million for the year ended December 31, 2023, and net loss of approximately $5.6 million for the year ended December 31, 2022, respectively. Our net loss for the year ended December 31, 2024 was primarily attributable to the allowance for credit losses on notes receivable. Our net income for the year ended December 31, 2023 was primarily attributable to Alpha Mind, a subsidiary we acquired in June 2023 and sold in December 2023. We may incur losses in future periods. If our future revenues do not increase sufficiently, or even if our future revenues increase but we are unable to manage our expenses, we may not achieve and maintain profitability in the future periods.

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

In connection with the sale of Alpha Mind to XChange TEC.INC (formerly known as “FLJ Group Limited”) (“XChange”), we were issued a Secured Promissory Note in the amount of $153 million (the “XChange Note”). As of the date of this report, we have received repayment from XChange of approximately $5.14 million. The XChange Note is convertible into shares of XChange if the remaining balance of approximately of $147.86 million of the XChange Note is not paid in full by June 30, 2025, the extended maturity date. Since we do not hold a controlling interest in XChange, the XChange Note and the XChange shares underlying the XChange Note could be deemed under the Investment Company Act to exceed 40% of our total assets, exclusive of government securities cash items and on an unconsolidated basis, and accordingly, we may be deemed to be a transient investment company.

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

In the event we are deemed to be a transient investment company as a result of the XChange Note, we believe we would qualify for the grace period. We may take actions to cause any investment securities held by us to be less than 40% of our total assets, which may include acquiring assets, engaging in one or more strategic transactions or liquidating our investment securities.

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

MMTEC, INC. (“MMTEC”) was founded on January 4, 2018 under the laws of the British Virgin Islands (the “BVI”). Our main operations are conducted through and by the PRC based operating entity, Gujia, based in Beijing, China. On April 20, 2018, we incorporated MM Fund for the purpose of providing administration services to the private equity funds industry. On May 28, 2018 and August 8, 2018, we incorporated MM Capital and MM SPC, respectively, for the purpose of providing assets management and investment services to clients. On March 19, 2018, MMTEC acquired a wholly owned subsidiary, MM Future Technology Limited (“MM Future”). MM Future was incorporated in Hong Kong on October 31, 2017 for the purpose of being a holding company for the equity interest in Gujia. In addition, our company acquired 24.9% of the outstanding securities of MMBD Trading on March 28, 2018 and acquired the remaining 75.1% on April 25, 2019. The acquisition was closed on October 18, 2019. MMBD Trading acquired a wholly owned subsidiary, MM Global on August 16, 2017. MM Global located in New York, NY. MM Global changed its corporate name from “MM Global, Inc” to “MM Global Securities, Inc.” effective as of February 25, 2019. On March 15, 2019, the Company incorporated HC Securities, a Hong Kong company, for the purpose of providing assets management and investment services to clients. HC Securities is a wholly-owned subsidiary of MMTEC. HC Securities changed its corporate name from “MM Global Capital Limited” to “HC Securities (HK) Limited”, effective on December 22, 2021. HC Securities applied license to SFC and was approved on December 21, 2021. HC Securities is licensed on dealing in securities, advising on securities and asset management. On July 9, 2019, we acquired 49% of a newly-formed entity called Xchain Fintech Pte.Ltd., (“Xchain”), a Singapore company, for the purpose of providing technical support for the construction and development of a new solutions for the existing problems of the traditional financial industry, the difficulty experienced by investors in investing and allocating investment assets globally, and the protection of funds and investments by using advanced technologies, such as artificial intelligence, big data analysis and blockchain. On March 23, 2020, we acquired all outstanding securities of MMBD Advisory. MMBD Advisory was formed in January 2018 in the U.S. and is registered as an investment advisor firm under the laws of the State of New York on May 7, 2018. The firm intends to offer non-discretionary investment advisory services to individuals and advisory services to private fund managers. We have developed and deployed a series of platforms which comprise a business chain that enables PRC-based hedge funds, mutual funds, registered investment advisors, proprietary trading groups, and brokerage firms to engage in securities market transactions and settlements globally. Fundex SPC was incorporated on September 13, 2021, as a wholly-owned subsidiary of MM Capital Management Limited, for the purpose of providing asset management services to clients. On June 7, 2023, the Company acquired 85% of Alpha Mind for aggregate purchase price of $99,650,000 and sold its interest in Alpha Mind to XChange on December 28, 2023 for the aggregate purchase price of $153,000,000. On November 18, 2023, the Company disposed of all of its interests in MMBD Advisory, MM Capital, MM SPC and Fundex SPC. On February 16, 2024, the Company incorporated HAI TEC INC. (“HAI TEC”) under the laws of the BVI, for the purpose of being a holding company for the equity interest in our operating subsidiaries in China and other countries and regions. HAI TEC is a wholly-owned subsidiary of MMTEC.

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

Our principal place of business is located at c/o MM Future Technology Limited, Room 2302, 23rd Floor, 308 Central Des Voeux, 308 Des Voeux Road Central, Sheung Wan, Hong Kong. Our telephone number at this address is +852 36908356. Our registered office in the British Virgin Islands is located at the offices of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Our agent for service of process in the United States is Corporation Services Company, located 251 Little Falls Drive, Wilmington, DE 19808. We maintain our website at http://www.haisc.com. The information contained on, or linked from, our website is not a part of this annual report.

The Company had 25,186,864 ordinary shares issued and outstanding as of December 31, 2024.

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

In 2023, the Company attempted to expand the scope of business into insurance agency industry with the completion of the acquisition of Alpha Mind in June 2023. However, in December 2023, the Company sold its interests in Alpha Mind to XChange and abandoned its plans to expand into the insurance industry. As the Company has been seeking business opportunities in US capital market, including through corporate financing, mergers and acquisitions, finance advisory, etc., the Company found it beneficial to sell its interests in Alpha Mind to XChange for consideration of $153 million. The disposition brought considerable income on the Company’s financial statements.

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

One-stop private fund investment management fund solution – for small and medium-sized private funds with a management scale of more than $1 million and less than $100 million, we provide the following one-stop establishment and investment trading solutions to assist with:

●	establishing private equity funds, registration, administration, and management of such funds.

●	building PTN investment management system, deployment of investment transaction, fund management, risk control, ERP and other modules.

●	opening trading accounts, handling valuation, liquidation and investment redemptions.

●	marketing.

Corporate History and Background

●	MMTEC, INC. –We formed MMTEC, INC., our BVI holding company on January 4, 2018.

●	MM Future– Our wholly-owned Hong Kong subsidiary, was incorporated on October 31, 2017.

●	Gujia – Our operating company in China and a wholly-owned subsidiary of MM Future.

●	Meimei Zhengtong (Beijing) Technology Co., Ltd., – A PRC incorporated entity (dissolved effective as of June 8, 2018).

●	MM Fund – Our wholly-owned Cayman Islands subsidiary, which was incorporated on April 20, 2018 and dormant as of December 31, 2024.

●	MM Capital – Our wholly-owned Cayman Islands subsidiary, was incorporated on May 28, 2018, and was disposed on November 18, 2023.

●	HC Securities (HK) Limited – Formerly known as MM Global Capital Limited, a wholly-owned Hong Kong subsidiary, was incorporated on March 15, 2019.

●	MM SPC – MM SPC was incorporated on August 8, 2018, as a wholly-owned subsidiary of MM Capital, was disposed on November 18, 2023.

●	MMBD Trading – Our wholly-owned subsidiary of MMTEC, acquired in October 2019.

●	MM Global Securities, INC. – Our operating company in New York and a wholly-owned subsidiary of MMBD Trading Limited.

●	MMBD Investment Advisory Company Limited – Our wholly-owned subsidiary of MMTEC, acquired in March 2020, was disposed on November 18, 2023.

●	Fundex SPC – Fundex SPC was incorporated on September 13, 2021, as a wholly-owned subsidiary of MM Capital, was disposed on November 18, 2023.

●	Haichuan Zhixin – Our wholly-owned subsidiary of MM Future, was incorporated in April 2023.

●	Alpha Mind– Our 85% owned subsidiary of MMTEC, acquired on June 7, 2023 and disposed on December 28, 2023.

●	HAI TEC- Our wholly-owned subsidiary of MMTEC, was incorporated on February 16, 2024.

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

Pursuant to the Equity Acquisition Agreement dated as of May 16, 2023, the Company acquired an 85% ownership stake in Alpha Mind for a consideration of $99,650,000 on June 7, 2023. Pursuant to an Equity Acquisition Agreement dated as of November 22, 2023, the Company sold all of its interests in Alpha Mind to XChange for consideration of $153 million on December 28, 2023, which was paid in the form of a Secured Promissory Note made by XChange (the “XChange Note”). On April 26, 2024, the Company entered into a “Share Transfer Commitment Letter for Secured Promissory Note” with XChange (the “Commitment Letter”). Pursuant to the Commitment Letter, XChange reaffirmed its promise to pay the principal sum of $153,000,000 under the XChange Note, together with interest on the unpaid note on or prior to June 30, 2024 (the “Maturity Date”). In addition, pursuant to the Commitment Letter if XChange fails to pay the amounts due under the XChange Note, the Company will have the right to convert the unpaid principal and interest to shares of XChange at a discount of between 20% and 70% of the market price of such shares. The Maturity Date of the XChange Note was extended to June 30, 2025 pursuant to a Amendments to Secured Promissory Notes entered into by the Company and XChange dated December 31, 2024.

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

On November 18, 2023, the Company entered into a Share Transfer Agreement (the “Share Transfer Agreement 2”) with Capital Jasmine Ltd. Pursuant to the Share Transfer Agreement 2, the Company agreed to transfer all outstanding securities of MM Capital, the wholly-owned subsidiary of the Company, to Capital Jasmine Ltd., for a total consideration of $500. The disposition was closed on November 18, 2023. As a result of the transaction, the Company no longer holds an interest in MM Capital or its two wholly-owned subsidiaries, MM SPC and Fundex SPC.

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

Employees

Our principal offices are located in Hong Kong Special Administrative Region; we also have a technical research & development center in Beijing, office in Shenzhen, Shanghai, China, and we also operate a broker-dealer in New York City. As of April 9, 2025, we employed 34 people on a full-time basis, comprised of 4 employees in management, 23 employees in sales and marketing, 1 employee in research and development, and 6 employees in administration.

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

Properties

Our headquarters is located at Room 2302, 23/F, 308 Central Des Voeux, 308 Des Voeux Road Central, Hong Kong. Our research and development center is located in Beijing. All of the facilities are leased. We believe our facilities are adequate for our current needs and we do not believe we will encounter any difficulty in extending the terms of the leases by which we occupy our respective premises. A summary description of our facilities locations follows:

Office	Address	Rental Term	Space
Headquarters	Room 2302, 23/F, 308 Central Des Voeux, 308 Des Voeux Road Central, Hong Kong	October 25, 2024 – October 24, 2025	969 sq. Ft.

New York Center	575 Lexington Avenue New York, NY, 10022, USA	February 1, 2024 – January 31, 2025	Approximately 200 sq. Ft.

Beijing Research & Development Center	AF, 16/F, Block B, Jiacheng Plaza, 18 Xiaguangli, Chaoyang District, Beijing 100027	December 1, 2022 – November 30, 2025	6,920.66. sq. Ft.

Beijing Center	Room 2501, Block A, Yuanyangxinganxian Building, Xiaguangli, Chaoyang District, Beijing 100027	Octorber 8, 2024 – October 7, 2026	4,262.72 sq. Ft.

Shenzhen Center	Room 401-10, Fangda Building, Keji Nan 12th Road, Nanshan District, Shenzhen, Guangdong	March 13, 2024 – March 12, 2025	269.1 sq. Ft.

Shanghai Center	3/A, Jiali Building, 1155 Fandian Street, Pudong District, Shanghai	March 8, 2022 – April 30, 2022*	2 sq. Ft.

*	Expiration can continue to use, termination notice period 1-2 months. Terminated in May 2024.

Legal Proceedings

In the normal course of business, MM Global is engaged in various trading and brokerage activities on a principal and agency basis through a clearing broker. As a regulated FINRA broker-dealer MM Global is subject to regulatory trading inquiries and investigations to determine whether any violations of federal securities or FINRA rules may have occurred. As such, MM Global has responded to FINRA inquires.  MM Global submitted a Letter of Acceptance, Waiver, and Consent for the purpose of proposing a settlement of the alleged rule violations on September 9, 2022. Without admitting or denying the findings by FINRA related to Case Number 20190626230, the Company was censured, fined $450,000. Two individuals’ registration capacities were suspended for 45 days, fined $20,000 and $5,000 respectively. The Company elect to pay the fine via a 36 months’ installment plan with $38,250 installment fee. As of December 31, 2024 the Company has total unpaid balance of $83,700, recorded the current portion as “Accrued liabilities and other payables”.

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

Cash Transfers Within Our Organization

During the first three months of 2025 and each of the fiscal years ended December 31, 2022, 2023 and 2024, the only transfer of assets among MMTEC and its subsidiaries have consisted of cash. During that same period, there have been no distributions or dividends by any of our direct or indirectly held subsidiaries to MMTEC. During that same period MMTEC has not declared any dividends or made any distributions to its shareholders, including its U.S. investors, and we do not anticipate declaring a dividend in the foreseeable future.

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

The cash transfers within the organization during the above-referenced periods were as follows:

For The Period From January 1, 2025 through April 9, 2025
Company (Wire transfer from)	Company (Wire transfer to)	Amount		Equivalent to amount (USD)	Purpose	Asset Type
MMTEC	MM Future	US$	2,130,000	2,130,000	Capital contribution	Cash
MM Future	Gujia	RMB	12,202,867	1,700,000	Capital contribution	Cash

For The Year 2024
Company (Wire transfer from)	Company (Wire transfer to)	Amount		Equivalent to amount (USD)	Purpose	Asset Type
MMTEC	MMBD Trading	US$	480,000	480,000	Capital contribution	Cash
MMTEC	MM Future	US$	2,700,000	2,700,000	Capital contribution	Cash
MMTEC	HC Securities	HK$	1,948,898	250,000	Capital contribution	Cash
MMTEC	HAI TEC	HK$	120,000	15,379	Capital contribution	Cash
MM Future	Gujia	RMB	13,141,334	1,850,000	Capital contribution	Cash
MMBD Trading	MM Global	US$	465,000	465,000	Capital contribution	Cash

For The Year 2023
Company (Wire transfer from)	Company (Wire transfer to)	Amount		Equivalent to amount (USD)	Purpose	Asset Type
MMTEC	MMBD Trading	US$	355,000	355,000	Capital contribution	Cash
MMTEC	MM Future	US$	205,000	205,000	Capital contribution	Cash
MMTEC	HC Securities	HK$	5,779,911	740,000	Capital contribution	Cash
MM Global	MMBD Trading	US$	220,000	220,000	Withdraw investment	Cash
MM Future	HC Securities	HK$	1,482,779	190,000	Intercompany loan for working capital	Cash
MM Future	Gujia	RMB	5,896,208	825,000	Capital contribution	Cash
MMBD Trading	MM Future	US$	220,000	220,000	Intercompany loan for working capital	Cash
MMBD Trading	MM Global	US$	355,000	355,000	Capital contribution	Cash

For The Year 2022
Company (Wire transfer from)	Company (Wire transfer to)	Amount		Equivalent to amount (USD)	Purpose	Asset Type
MMTEC	MMBD Trading	US$	850,000	850,000	Capital contribution	Cash
MMTEC	MM Future	US$	6,350,000	6,350,000	Capital contribution	Cash
MMTEC	HC Securities	HK$	1,500,000	191,522	Capital contribution	Cash
MM Future	Gujia	RMB	24,642,492	3,700,000	Capital contribution	Cash
MM Future	Fundex	US$	5,000	5,000	Intercompany loan for working capital	Cash
MMBD Trading	MM Global	US$	850,000	850,000	Capital contribution	Cash
Gujia	MM Future	RMB	716,680	100,000	Consulting service fee	Cash

The enforceability and treatment of the intercompany agreements within our organization, including the intercompany loan agreements described above used in connection with intercompany cash transfers, have not been tested in court.

C.	Organizational Structure

The following chart illustrates the Company’s organizational structure as of April 9, 2025:

D.	Property, Plant and Equipment

For a listing of our properties, see “Item 4.B. Business Overview - Properties.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations for the years ended December 31, 2024, 2023 and 2022 should be read in conjunction with our consolidated financial statements and related notes to those consolidated financial statements that are included elsewhere in this report. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this report.

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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Comparison of Results of Operations for the Years Ended December 31, 2024, 2023 and 2022.

Revenue

The following table sets forth the components of our net revenues by amounts and percentages of our total net revenues for the periods presented:

	For the Year Ended December 31,
	2024		2023
	US$	%	US$	%
Net revenues:
Consulting services	-	-%	800,000	92.0%
Software development and maintenance	-	-%	24,098	2.8%
Placement agent services	1,860,000	99.6%	45,837	5.2%
Other revenue	8,333	0.4%	-	-%
Total net revenues	1,868,333	100.0%	869,935	100.0%

For the years ended December 31, 2024 and 2023, we had revenue from Consulting service of nil and $800,000, which relating to our financial advisory and investment banking business. Our revenue from Software development and maintenance sales to our customers were nil and $24,098 for the years ended December 31, 2024 and 2023, respectively. As a result of business development and our acquisition of MMBD Trading, which has a fully owned subsidiary, MM Global, that engages in a single line of business as a securities broker-dealer, our Company also had Placement agent services revenue of $1,860,000 and $45,837, and other related revenue of $8,333 and nil, for the years ended December 31, 2024 and 2023, respectively.

	For the Year Ended December 31,
	2023		2022
	US$	%	US$	%
Net revenues:
Consulting services	800,000	92.0%	-	-%
Software development and maintenance	24,098	2.8%	676,049	63.0%
Placement agent services	45,837	5.2%	372,677	34.7%
Market data services	-	-%	20,619	1.9%
Other revenue	-	-%	4,006	0.4%
Total net revenues	869,935	100.0%	1,073,351	100.0%

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

For the years ended December 31, 2024, 2023 and 2022, cost of revenue was $343,083, $172,948 and $231,084, respectively.

Gross Profit and Gross Margin

Our gross profit was $1,525,250 for the year ended December 31, 2024, representing gross margin of 81.6%. Gross profit was $696,987 for the year ended December 31, 2023, representing gross margin of 80.1%. Gross profit was $842,267 for the year ended December 31, 2022, representing gross margin of 78.5%. Our increased gross margin was primarily attributable to our consulting services in 2023, which have a higher gross profit and gross margin than our other businesses.

Operating Expenses

During the years ended December 31, 2024, 2023 and 2022, operating expenses included selling and marketing, payroll and related benefits, professional fees, and other general and administrative expenses.

Selling and Marketing Expenses

Selling and marketing expenses totaled $715,976 for the year ended December 31, 2024, as compared to $901,319 for the year ended December 31, 2023, a decrease of $185,343 or 20.6%. During the year ended December 31, 2024, the decrease was primarily attributable to the decreased need of related expenses of investment banking business.

Selling and marketing expenses totaled $901,319 for the year ended December 31, 2023, as compared to $1,007,652 for the year ended December 31, 2022, a decrease of $106,333 or 10.6%. During the year ended December 31, 2023, the decrease was primarily attributable to the decreased need of marketing and investor relation management service providing by other parties.

Payroll and Related Benefits

Payroll and related benefits totaled $2,082,886 for the year ended December 31, 2024, as compared to $2,512,781 for the year ended December 31, 2023, a decrease of $429,895 or 17.1%. As a result of the reduction of software development business, the Company decreased the level of spending on software development department.

Payroll and related benefits totaled $2,512,781 for the year ended December 31, 2023, as compared to $2,609,849 for the year ended December 31, 2022, a decrease of $97,068 or 3.7%. As a result of the reduction of software development business, the Company decreased the level of spending on software development department.

Professional Fees

For the years ended December 31, 2024, 2023 and 2022, Professional Fees consisted of the following:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2024	2023	2022
Audit fees	$326,498	$581,909	$267,283
Legal fees	183,809	230,499	286,508
Financial consulting fees	166,225	191,255	518,736
Advisory fees	-	-	83,333
Others	28,667	27,611	54,585
	$705,199	$1,031,274	$1,210,445

●	For the year ended December 31, 2024, audit fees decreased by $255,411, or 43.9%, as compared to the year ended December 31, 2023. The decrease was primarily due to the absence of audit fees associated with business acquisitions or material corporate actions during 2024. For the year ended December 31, 2023, audit fees increased by $314,626, or 117.7%, as compared to the year ended December 31, 2022. The increase was primarily attributable to the newly increased audit fee for acquisition of Alpha Mind.

●	For the year ended December 31, 2024, legal fees decreased by $46,690, or 20.3%. The decrease was primarily attributable to the reduced expenditures associated with SEC- related legal matters. For the year ended December 31, 2023, legal fees decreased by $56,009, or 19.5%. The decrease was primarily attributable to the fact that legal services incurred in 2023 were relatively routine in contrast to 2022 when the Company incurred additional legal expenses in connection with its F-3 Shelf Registration on Nasdaq.

●	For the year ended December 31, 2024, financial consulting fees decreased by $25,030, or 13.1%. For the year ended December 31, 2023, financial consulting fees decreased by $327,481, or 63.1%. The decrease was primarily attributable to the less demand for financial consulting in 2024 and 2023 respectively.

●	For the year ended December 31, 2024, advisory fees were nil. For the year ended December 31, 2023, advisory fees decreased by $83,333, or 100.0% compared to the prior year. The decrease was primarily attributable to a reduction in consulting services due to decreased commission business activities in 2023.

●	For the year ended December 31, 2024, other miscellaneous items increased by $1,056, or 3.8%. For the year ended December 31, 2023, other miscellaneous items decreased by $26,974, or 49.4%. The variances were primarily attributable to the normal fluctuation of the Company’s business.

Other General and Administrative Expenses

For the years ended December 31, 2024, 2023 and 2022, other general and administrative expenses consisted of the following:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2024	2023	2022
Rent and related utilities	$468,298	$458,422	$413,238
ETC clearing cost	-	-	32,000
Technical service fee	7,986	27,363	192,957
NASDAQ application and listing fee	85,000	53,981	59,500
Travel and entertainment	65,386	153,475	70,905
Fund SPC service fee	-	-	190,347
Training fee	-	-	27,981
Bad debt expense	164,800	-	100,000
Regulatory Fee	12,398	5,677	516,234
Others	277,753	393,032	322,777
	$1,081,621	$1,091,950	$1,925,939

●	For the year ended December 31, 2024, rent and related utilities increased by $9,876, or 2.2%, as compared to the year ended December 31, 2023. The increase was primarily attributable to the changes in short-term lease. For the year ended December 31, 2023, rent and related utilities increased by $45,184, or 10.9%, as compared to the year ended December 31, 2022. The increase was primarily attributable to the increase in our office space resulting from our business needs.

●	For the year ended December 31, 2024 and 2023, no ETC clearing cost for broker dealer incurred, as compared to $32,000 for the year ended December 31, 2022. The decrease was primarily attributable to MM Global’s suspension of the development of a retail broker dealer business line.

●	For the year ended December 31, 2024, technical service fee decreased by $19,377, or 70.8%. For the year ended December 31, 2023, technical service fee decreased by $165,594, or 85.8%. The decrease was primarily attributable to demand for technical service reduction in 2024 and 2023.

●	For the year ended December 31, 2024, NASDAQ application and listing fees increased by $31,019, or 57.5%, as compared to the year ended December 31, 2023. The increase was primarily attributable to the increase of NASDAQ annual listing fees. For the year ended December 31, 2023, NASDAQ application and listing fees decreased by $5,519, or 9.3%, as compared to the year ended December 31, 2022. The NASDAQ application and listing fees decrease was primarily attributable to decreasing annual listing fee and service fees charged by NASDAQ.

●	For the year ended December 31, 2024, travel and entertainment expenses decreased by $88,089, or 57.4%, as compared to the year ended December 31, 2023. The decrease was primarily due to the reduction of corporate travel expenditures of the Company’s management. For the year ended December 31, 2023, travel and entertainment expenses increased by $82,570, or 116.5%, as compared to the year ended December 31, 2022, which was mainly attributable to an increase in the employee’s travelling expenses of the Company’s investment banking department in 2023.

●	For the year ended December 31, 2024 and 2023, Fund SPC service fees was nil, compared to $190,347 for the year ended December 31, 2022. The Company disposed its investment advisory business in 2023, resulting in the cessation of fund management operations. Consequently, no fund management services were rendered during 2024 and 2023.

●	For the year ended December 31, 2024 and 2023, training fee was nil, compared to $27,981 for the year ended December 31, 2022. The decrease was mainly attributable to the reduced employee training activities from outside in the year ended December 31, 2024 and 2023.

●	For the year ended December 31, 2024, 2023 and 2022, bad debt expense was $164,800, nil, and $100,000, respectively. The Company fully recorded allowance for bad debts of loan receivable from HY Future Limited of $164,800 and $100,000 in 2024 and 2022, respectively.

●	For the year ended December 31, 2024, regulatory fees increased by $6,721, or 118.4%, as compared to the year ended December 31, 2024. For the year ended December 31, 2023, regulatory fees decreased by $510,557, or 98.9%, as compared to the year ended December 31, 2022. The regulatory fees mainly consist of the fine paid by the Company in connection with a settlement entered into with FINRA in 2022.

●	Other general and administrative expenses were primarily comprised of office supplies, internet service fee, and depreciation. For the year ended December 31, 2024, other general and administrative expenses decreased by $115,279, or 29.3%, compared to the year ended December 31, 2023. The decrease was primarily attributable to the stabilization of office expenditures at routine operational levels, in contrast to the costs incurred in 2023. For the year ended December 31, 2023, other general and administrative expenses increased by $70,255, or 21.8%, compared to the year ended December 31, 2022. This increase was primarily attributable to more office supplies used in headquarter and Beijing center.

Loss from Operations

As a result of the foregoing, for the year ended December 31, 2024, loss from operations amounted to $3,060,432, as compared to $4,840,337 for the year ended December 31, 2023, a decrease of $1,779,905, or 36.8%. For the year ended December 31, 2023, loss from operations amounted to $4,840,337, as compared to $5,911,618 for the year ended December 31, 2022, a decrease of $1,071,281, or 18.1%.

Other Income (Expense)

Other income (expense) mainly includes interest income from bank deposits and receivables, interest income from notes receivable, interest expense on convertible promissory notes, impairment on long-term investment and recovery of the impairment, recovery of bad debt allowance on loan receivable, allowance for credit losses on notes receivable, other income (expense), foreign currency transaction gain (loss).

Other expense, net, totaled $88,083,323 for the year ended December 31, 2024, as compared to other expense of $3,008,043 for the year ended December 31, 2023, a decrease of $85,075,280, which was mainly attributable to an increase in interest income from notes receivable of $4,553,242, increase in interest expense from the convertible promissory notes of $2,272,292, increase in allowance for credit losses on notes receivable of $90,236,242.

Other expense, net, totaled $3,008,043 for the year ended December 31, 2023, as compared to other income of $247,239 for the year ended December 31, 2022, representing a net decrease of $3,255,282, which was mainly attributable to an increase in interest expense from convertible promissory notes of $4,200,000, a recovery of impairment on long-term investment of $439,111, and a recovery of bad debt allowance of $550,000.

Income Taxes

We have $24,525 of income tax expense for the year ended December 31, 2024, and nil for the years ended December 31, 2023 and 2022.

Net Loss from Continuing Operations

Our net loss from continuing operations was $91,168,280 for the year ended December 31, 2024, as compared to net loss from continuing operations of $7,848,380 for the year ended December 31, 2023, a decrease of $83,319,900, or 1,061.6%.

Our net loss from continuing operations was $7,848,380 for the year ended December 31, 2023, as compared to net loss from continuing operations of $5,664,379 for the year ended December 31, 2022, a decrease of $2,184,001, or 38.6%.

Net Income from Discontinued Operations

On May 16, 2023, the Company acquired 85% of Alpha Mind which is an agency to sell insurance products in PRC, through VIE. On November 22, 2023, the Company entered into an Equity Acquisition Agreement to sell all of the outstanding shares of Alpha Mind to XChange. The transaction was closed on December 28, 2023. On November 18, 2023, the Company disposed of all outstanding securities of MMBD Advisory, MM Capital, MM SPC and Fundex SPC.

As a result, the results of operations for our insurance agency business and investment administrative and advisory business are reported as discontinued operations under the guidance of Accounting Standards Codification 205. Our net income from discontinued operations was $53,267,761 for the year ended December 31, 2023, and $19,003 for the year ended December 31, 2022. The increase in income from discontinued operations was mainly due to gain on sale of discontinued operations of approximately $53.82 million as the Company sold Alpha Mind to XChange for a total consideration of $153,000,000.

Net Income (Loss)

As a result of the factors described above, our net loss was $91,168,280 for the year ended December 31, 2024. Our net income was $45,419,381 for the year ended December 31, 2023. Our net loss was $5,645,376 for the year ended December 31, 2022.

Foreign Currency Translation Adjustment

Our reporting currency is the U.S. dollar. The functional currency of our parent company, MMTEC, and MM Future, MM Fund, MMBD Trading, HC Securities, MM Global and HAI TEC is the U.S. dollar. The functional currency of Gujia and Haichuan Zhixin is RMB. The financial statements of our subsidiaries whose functional currency is the RMB are translated to U.S. dollars using period end rates of exchange for assets and liabilities, average rate of exchange for revenue and expenses and cash flows, and at historical exchange rates for equity. As a result of foreign currency translations, which are a non-cash adjustment, we reported a foreign currency translation gain of $69,610 for the year ended December 31, 2024, and a foreign currency translation loss of $138,414 and $184,885 for the years ended December 31, 2023 and 2022 respectively. This non-cash adjustment had the effect of decreasing our reported comprehensive loss in 2024, and decreasing our reported comprehensive income in 2023, and increasing our reported comprehensive loss in 2022.

Comprehensive Income (Loss)

As a result of our foreign currency translation adjustment, we had a comprehensive loss of $91,098,670, a comprehensive income of $45,372,059, and a comprehensive loss of $5,830,261 for the years ended December 31, 2024, 2023 and 2022, respectively.

Foreign Currency Exchange Rate Risk

Our operations are in China. Thus, our revenues and operating results may be impacted by exchange rate fluctuations between RMB and US dollars. For the years ended December 31, 2024, 2023 and 2022 we had unrealized foreign currency translation gain of approximately $70,000, unrealized foreign currency translation loss of approximately $138,000 and $185,000 respectively, because of changes in the exchange rate.

Inflation

The effect of inflation on our revenue and operating results was not significant.

B.	Liquidity and Capital Resources

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis. As of December 31, 2024 and 2023, we had cash balance of approximately $2,870,000 and $1,760,000, respectively. A portion of these funds are kept in financial institutions located in China.

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

The following table sets forth a summary of changes in our working capital from December 31, 2023 to December 31, 2024:

			December 31, 2023 to
			December 31, 2024
	December 31,	December 31,		Percentage
	2024	2023	Change	Change
Working capital:
Total current assets	$3,020,546	$3,023,537	$(2,991)	(0.1)%
Total current liabilities	7,320,692	5,450,348	1,870,344	34.3%
Working capital	$(4,300,146)	$(2,426,811)	$(1,873,335)	77.2%

Our working capital deficiency increased by $1,873,335 to $4,300,146 as of December 31, 2024 from working capital deficiency of $2,426,811 as of December 31, 2023. The increase in working capital deficiency was primarily attributable to an increase in cash and cash equivalents of approximately $1,110,000, a decrease in accounts receivables of approximately $92,000, a decrease in loan receivable of approximately $635,000, a decrease in deferred offering cost of approximately $113,000, a decrease in prepaid expenses and other current assets of approximately $272,000, a decrease in loan payable of approximately of $242,000, an increase in accrued liabilities and other payables of approximately $2,075,000. The Company’s current liabilities primarily consist of accrued interest expense on convertible promissory notes, shall be settled through issuance of shares. Furthermore, the Company has predominantly sourced capital via equity financing activities, to maintain operational liquidity.

Because the exchange rate conversion is different for the consolidated balance sheets and the consolidated statements of cash flows, the changes in assets and liabilities reflected on the consolidated statements of cash flows are not necessarily identical with the comparable changes reflected on the consolidated balance sheets.

Cash Flows for the Years Ended December 31, 2024, 2023 and 2022

The following summarizes the key components of our cash flows for the years ended December 31, 2024, 2023 and 2022:

	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Net cash provided by (used in) operating activities	$722,853	$(5,151,508)	$(5,590,567)
Net cash provided by (used in) investing activities	629,540	(86,538,549)	(3,544,105)
Net cash provided by (used in) financing activities	(241,750)	89,666,750	1,750,140
Effect of exchange rate on cash and cash equivalents	(1,188)	(27,104)	3,789
Net increase (decrease) in cash and cash equivalents	$1,109,455	$(2,050,411)	$(7,380,743)

Net cash flow provided by operating activities for the year ended December 31, 2024 was $722,853, which primarily reflected our net loss from continuing operations of $91,168,280, and the changes in operating assets and liabilities primarily consisting of a decrease in accounts receivable of approximately $92,000, a decrease in notes receivable of approximately $5,141,000, a decrease of operating lease liability of approximately $430,000, a decrease in accrued liabilities and other payables of approximately $1,735,000, a decrease in prepaid expenses and other current assets of approximately $105,000, an increase in salary payable of $29,000, and adjusted for non-cash items consisting of noncash lease expense $422,000, depreciation of approximately $47,000, allowance for credit losses on notes receivable of approximately $90,236,000, allowance for bad debt of approximately $165,000, accrued taxes of approximately $25,000, imputed interest expense of approximately $2,272,000 and interest income of approximately of $4,471,000.

Net cash flow used in operating activities for the year ended December 31, 2023 was $5,151,508, which primarily reflected our net loss from continuing operations of $7,848,380, and the changes in operating assets and liabilities primarily consisting of a decrease in accounts receivable of approximately $108,000, offset by a decrease of operating lease liability of approximately $399,000, a decrease in accrued liabilities and other payables of approximately $181,000, an increase in prepaid expenses and other current assets of approximately $241,000, a decrease in salary payable of $63,000, and adjusted for non-cash items consisting of noncash lease expense $396,000, depreciation of approximately $46,000, recovery from bad debts of $550,000, recovery of impairment on long-term investment of approximately $439,000, foreign currency transaction gain of approximately $4,700, and imputed interest expense of $4,200,000, and interest income of approximately $50,000.

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

Net cash flow provided by investing activities was $629,540 for the year ended December 31, 2024 as compared to net cash flow used in investing activities of $86,538,549 and $3,544,105 for the year ended December 31, 2023 and 2022. During the year ended December 31, 2024, the Company made payments for purchases of property and equipment of approximately $5,000, received from loan from third parties of approximately $635,000. During the year ended December 31, 2023, the Company made payments for purchases of property and equipment of approximately $1,000, paid for business acquisition, net of cash required of $87,000,000, offset by proceeds from disposal of property and equipment of approximately $8,000, cash received from return of long-term investment of approximately $439,000, and loan repayment from third parties of approximately $878,000. During the year ended December 31, 2022, the Company made payments for purchases of property and equipment of approximately $4,000, made loans to third parties of $2,615,000, and made deposits for business acquisitions of $1,000,000, offset by collection of loan to third parties of $75,000.

Net cash flow used in financing activities was $241,750 for the year ended December 31, 2024, as compared to net cash flow provided by financing activities $89,666,750 and $1,750,140 for the years ended December 31, 2023 and 2022. During the year ended December 31, 2024, we repaid short-term loan of $241,750 to HuaMei Trading. During the year ended December 31, 2023, we received proceeds from issuance of convertible promissory note of $88,000,000, and received cash from loan payable and other payable of $1,671,750. During the year ended December 31, 2022, we received proceeds from issuance of stocks of approximately $1,750,000.

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

Initial Public Offering

On January 7, 2019, we completed the IPO on the NASDAQ Capital Market under the symbol of “MTC”. We offered 1,800,000 common shares at $4 per share (22,500 common shares at $320 per share given effect of the 2022 and 2024 Reverse Stock Split). Net proceeds raised by us from the initial public offering amounted to approximately $6,478,801 after deducting underwriting discounts and commissions and other offering expenses. Out of the $6.5 million net proceeds, $500,000 was deposited into an escrow account to satisfy the initial $500,000 in potential indemnification obligations arising during an escrow period of two years following the closing date of January 7, 2019. On January 7, 2019, we sold additional 270,000 common shares at $4 per share (3,375 common shares at $320 per share given effect of the 2022 and 2024 Reverse Stock Split). Net proceeds raised by us amounted to $993,600 after deducting underwriting discounts. As a result, we raised a total of $7,472,401 from the issuance of 2,070,000 (25,875 shares of common stock given effect of the 2022 and 2024 Reverse Stock Split) shares of common stock in January 2019.

Currently, we use our cash to support our operations and to provide working capital for our ongoing operations and obligations. Considering our available cash together with our cash inflow from the IPO, we believe that we will meet our anticipated cash requirements for the next twelve months.

Registered Direct Offering and Private Placement

On February 22, 2021 we entered into a Securities Purchase Agreement with certain institutional investors in connection with a registered direct offering of 4,300,000 (53,750 given effect of the 2022 and 2024 Reverse Stock Split) of the Company’s common shares, at a purchase price of $3.70 ($296 given effect of the 2022 and 2024 Reverse Stock Split) per share. The Company sold the common shares for aggregate gross proceeds of $15,910,000. The net proceeds from the transactions were $14,637,200, after deducting certain fees due to the placement agent and the Company’s transaction expenses, and will be used for working capital and general corporate purposes.

On December 20, 2021 we entered into a Securities Purchase Agreement with a single investor pursuant to which the investor will make a $2,000,000 investment in the Company in a Regulation S private placement. Under the terms of the Purchase Agreement, the investor will purchase 5,000,000 (62,500 given effect of the 2022 and 2024 Reverse Stock Split) common shares of the Company at a purchase price of $0.40 ($32 given effect of the 2022 and 2024 Reverse Stock Split) per share. The proceeds of the transaction were $2.0 million before deducting fees and other expenses. The Company currently intends to use the net proceeds from the transaction for growth capital and general working capital purposes.

On August 10, 2022, the Company entered into a common stock purchase agreement, with VG Master Fund SPC, under which, subject to specified terms and conditions, the Company may sell to Investor up to $6.0 million of shares of common stock, par value $0.01 ($0.08 given effect of the 2024 Reverse Stock Split) per share, from time to time during the term of the Purchase Agreement. On August 12, 2022, the Company amended and restated the common stock purchase agreement with VG Master Fund SPC which was initially entered into on August 10, 2022. Under the Purchase Agreement, subject to specified terms and conditions, the Company may, from time to time during the term of the Purchase Agreement, sell to Investor up to the lesser of (a) $5.5 million of shares of common stock, par value $0.01 ($0.08 given effect of the 2024 Reverse Stock Split) per share, and (b) the maximum amount of securities the Company is permitted to issue under its existing shelf registration statement, which was declared effective by the SEC on July 21, 2020. In consideration for entering into the Purchase Agreement, the Company issued 53,334 (6,667 given effect of the 2024 Reverse Stock Split) shares of common stock to Investor as consideration for Investor’s commitment to. As of December 31, 2022, the Company sold the 1,050,000 (131,250 given effect of the 2024 Reverse Stock Split) common shares for aggregate gross proceeds of $1,256,640, and will be used for working capital and general corporate purposes.

On August 24, 2022, the Company’s shelf registration statement for up to $300,000,000 in securities was declared effective by the SEC. Under this shelf registration statement, the Company may offer and sell from time to time up to an aggregate of $300,000,000 of common shares (issued separately or upon exercise of warrants), warrants, debt securities, and units of the Company’s securities.

On October 29, 2022, the Company entered into a Securities Purchase Agreement (“Agreement 1”) with a purchaser. Pursuant to Agreement 1, the Company sold to the purchaser 400,000 (50,000 given effect of the Reverse Stock Split) shares of common stock for a consideration of $236,000 on December 3, 2022.

On November 23, 2022, the Company entered into a Securities Purchase Agreement (“Agreement 2”) with a purchaser. Pursuant to Agreement 2, the Company sold to this purchaser 500,000 (62,500 given effect of the 2024 Reverse Stock Split) shares of common stock for a consideration of $257,500 on December 7, 2022.

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

On February 24, 2023, the Company received a conversion notice from the Investor, and in accordance with the terms of the Note, the Company issued an aggregate of 80,000,000 (10,000,000 given effect of the 2024 Reverse Stock Split) ordinary shares, par value $0.01 ($0.08 given effect of the 2024 Reverse Stock Split) per share, to the Investor and its designees at a conversion price of $0.50 ($4 given effect of the 2024 Reverse Stock Split) per share, which represents the conversion floor price. The Investor waived the interest under the Note in connection with the full conversion of the Note. The Company fulfilled all its obligations under the Note upon conversion.

On March 31, 2023, the Company commenced a registered direct offering of Senior Convertible Promissory Notes with an institutional investor pursuant to a securities purchase agreement of the same date. Pursuant to the Agreement the Purchaser may purchase Senior Convertible Promissory Notes in the aggregate original principal amount of not more than $70 million. The Notes will mature on the second anniversary of their issuance date, or March 31, 2025. The Notes have an original issue discount of 20%, resulting in an aggregate purchase price for the Offering of up to $56 million assuming the full purchase of Notes under the Agreement. On May 11, 2023, the Purchaser converted $2.82 million of outstanding balance of the note into ordinary shares, par value $0.01 ($0.08 given effect of the 2024 Reverse Stock Split) per share, at conversion price of $0.705 ($5.64 given effect of the 2024 Reverse Stock Split) per share, which represents 4,000,000 (500,000 given effect of the 2024 Reverse Stock Split) ordinary shares. On September 29, 2023, the Purchaser converted $30 million of outstanding balance of the note into ordinary shares, par value $0.01 ($0.08 given effect of the 2024 Reverse Stock Split) per share, at conversion price of $0.30 ($2.4 given effect of the 2024 Reverse Stock Split) per share, which represents 100,000,000 (12,500,000 given effect of the 2024 Reverse Stock Split) ordinary shares. On August 26, 2024, the Company completed the conversion of $705,000 of outstanding balance of the note into ordinary shares, at a conversion price of $0.30 ($2.4 given effect of the 2024 Reverse Stock Split) per share, which represents 2,350,000 (293,750 given effect of the 2024 Reverse Stock Split) ordinary shares. On December 26, 2024, the Company entered into an agreement with the Purchaser (the “Extension Agreement”) pursuant to which the Company and the Purchaser mutually agreed to extend the term of the Notes to six years from the issuance date, or March 31, 2029, and to amend the interest rate of the Notes to 2% per annum. The other provisions of the Notes remain unchanged.

On May 16, 2023, the Company entered into an Equity Acquisition Agreement (the “Purchase Agreement”) with Alfa Crest Investment Limited, a British Virgin Islands company (“Alfa Crest”), CapitoLabs Limited, a British Virgin Islands company (“CapitoLabs”, and together with Alfa Crest, the “Sellers”) and Alpha Mind. Pursuant to the Purchase Agreement, the Company acquired an 85% ownership stake in Alpha Mind for an aggregate purchase price of $99,650,000 (the “Purchase Price”). At the closing of the transaction, which occurred on June 7, 2023, the the Company paid the Purchase Price to the Sellers as follows: (a) $1.0 million credited from an earlier good faith deposit made by the MMTEC to the Sellers on May 8, 2023, (b) $91,650,000 was paid by MMTEC to the Sellers in cash, and (c) remaining $7.0 million was paid by MMTEC to the Sellers in the form of a convertible promissory note. In accordance with the Purchase Agreement, the Company issued to the sellers a senior convertible promissory note (the “Note”) for the remaining $7.0 million of the Purchase Price. The Note accrued interest at 1% per annum and has a 24-month maturity. The Note is convertible at any time and the conversion price will be calculated with a discount of fifty-four percent (54%) to the lowest closing price of the last twenty (20) trading days immediately prior to the date of the conversion notice. On June 14, 2023, the sellers converted $3,950,000 of outstanding balance of the note into ordinary shares, par value $0.01 ($0.08 given effect of the 2024 Reverse Stock Split) per share, at a conversion price of $0.395 ($3.16 given effect of the 2024 Reverse Stock Split) per share, which represents 10,000,000 (1,250,000 given effect of the 2024 Reverse Stock Split) ordinary shares.

On July 13, 2022, the Company approved a 1-for-10 reverse stock split of the Company’s authorized and issued and outstanding shares of common stock, par value $0.001 per share (the “2022 Reverse Stock Split”). On December 18, 2024, the Company approved a 1-for-8 reverse stock split of the Company’s authorized and issued and outstanding shares of common stock, par value $0.01 per share (the “2024 Reverse Stock Split”). We have retroactively restated all share and per share data for all of the periods presented pursuant to ASC 260 to reflect the 2022 and 2024 Reverse Stock Split.

As a result, the Company has 25,186,864 ordinary shares issued and outstanding as of December 31, 2024.

C.	Research and development, patents and licenses

Expenditures for research and product development costs are expensed as incurred.

For the years ended December 31, 2024, 2023 and 2022, research and development expenses were $73,285, $363,958, and $828,869, respectively, included in “Cost of revenue”, “Payroll and related benefits” and “Other general and administrative” on the accompanying consolidated income statements.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Gender	Position
Xiangdong Wen (1) (2)	40	Male	Chairman of the Board and Chief Executive Officer
Min Kong (1) (4)	36	Male	Chief Financial Officer, Director
Qingshun Meng (1) (3) (5) (6) (7)	65	Male	Independent Director
Dan Fu (1) (4) (5) (6) (7)	38	Female	Independent Director
Xiaofei Ren (1) (3) (5) (6) (7)	53	Female	Independent Director, Chairman of Audit Committee

(1)	The individual’s business address is c/o Gujia (Beijing) Technology Co., Ltd., AF, 16/F, Block B, Jiacheng Plaza, 18 Xiaguangli, Chaoyang District, Beijing, 100027 China.

(2)	Class C director whose term expires at the 2028 succeeding annual meeting of shareholders.

(3)	Class B director whose term expires at the 2027 succeeding annual meeting of shareholders.

(4)	Class A director whose term expires at the 2026 annual meeting of shareholders.

(5)	Member of audit committee.

(6)	Member of compensation committee.

(7)	Member of nominating committee.

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

B.	Compensation

Executive Compensation

The following table shows the annual compensation paid by us for the years ended December 31, 2024, 2023 and 2022:

			Equity	All Other	Total
Name/principal position	Year	Salary	Compensation	Compensation	Paid
Xiangdong Wen, CEO	2022	$305,101	$-	$8,974	$314,075
	2023	$320,329	$-	$7,929	$328,258
	2024	$186,594	$-	$-	$186,594

Min Kong, CFO	2022	$108,342	$-	$8,981	$117,323
	2023	$108,310	$-	$8,934	$117,244
	2024	$107,320	$-	$-	$107,320

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

Director Independence

Our board has reviewed the independence of our directors, applying the NASDAQ independence standards. Based on this review, the board determined that each of Qingshun Meng, Dan Fu and Xiaofei Ren are “independent” within the meaning of the NASDAQ rules. In making this determination, our board considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board deemed relevant in determining their independence. As required under applicable NASDAQ rules, we anticipate that our independent directors will meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

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

Our Audit Committee consists of Xiaofei Ren (Chair), Qingshun Meng and Dan Fu. Our board has affirmatively determined that each of the members of the Audit Committee meets the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 of the Exchange Act and NASDAQ rules. In addition, our Board of Directors has determined that Ms. Xiaofei Ren qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of the NASDAQ rules.

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

	2022	2023	2024
Number of Employees	57	42	34

E.	Share Ownership

See Item 7 below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

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

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to subscribe for within 60 days of April 30, 2025. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all common shares that they beneficially own, subject to applicable community property laws. None of the stockholders listed in the table are a broker-dealer or an affiliate of a broker dealer. None of the stockholders listed in the table are located in the United States and none of the common shares held by them are located in the United States. Applicable percentage ownership is based on 25,186,864 common shares outstanding as of April 9, 2025. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o MM Future Technology Limited., Room 2302, 23rd Floor, 308 Central Des Voeux, 308 Des Voeux Road Central, Sheung Wan, Hong Kong.

	Beneficial Ownership
Name of Beneficial Owner	Common Shares	Percentage
Xiangdong Wen * (1)	40,950	0.2%
Min Kong *	4,375	0.0%
Qingshun Meng *	-	**
Dan Fu *	-	**
Xiaofei Ren *	-	**
All officers and directors as a group (5 persons)	45,325	0.2%

5% or greater beneficial owners	-	** %

5% or greater beneficial owners as a group	-	** %

*	Officer and/or director of our company

**	Less than 1%

(1)	Represent (i) 38,700 shares owned by Mr. Wen and (ii) 2,250 shares owned by MMBD Information Technology Limited, of which Mr. Wen holds 33.33%. This takes into account the 1-for-10 reverse stock split on the Company’s common stock that was effectuated on July 13, 2022, and 1-for-8 reverse stock split on the Company’s common stock that was effected on December 18, 2024. MMBD Information Technology Limited, a Hong Kong corporation with the mailing address of Rm 18D 27/F Ho King Comm. Ctr., 2-16 Fayuen St. Mongkok, Hong Kong 999077 China.

As of April 9, 2025, there were 45 registered holders of record of our common shares, based upon information received from our stock transfer agent. However, this number does not include beneficial owners whose shares were held of record by nominees or broker dealers. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company. To our knowledge, no other shareholder beneficially owns more than 5% of our shares. Our company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. Our major shareholders do not have any special voting rights.

B.	Related Party Transactions

Due to Related Parties

As of December 31, 2024 and 2023, balances of due to related parties were $0.

Shareholders’ Contribution

During the years ended December 31, 2024, 2023 and 2022, there were no shareholder contributions to the Company for working capital needs.

C.	Interests of Experts and Counsel

Not required.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

See Item 18 for our audited consolidated financial statements.

Legal Proceedings

In the normal course of business, MM Global is engaged in various trading and brokerage activities on a principal and agency basis through a clearing broker. As a regulated FINRA broker-dealer MM Global is subject to regulatory trading inquiries and investigations to determine whether any violations of federal securities or FINRA rules may have occurred. As such, MM Global has responded to FINRA inquires and continues to be subject to an open matter. MM Global submits Letter of Acceptance, Waiver, and Consent for the purpose of proposing a settlement of the alleged rule violations on September 9, 2022. Without admitting or denying the findings by FINRA related to Case Number 2019062623, the Company was censured, fined $450.000. Two individuals’ registration capacities were suspended for 45 days, fined $20,000 and $5,000 respectively. The Company elect to pay the fine via a 36 months’ installment plan with $38,250 installment fee. As of December 31, 2024, the Company has total unpaid balance of $83,700 and recorded as “Accrued liabilities and other payables” in consolidation balance sheet.

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

On August 10, 2022, the Company entered into a common stock purchase agreement, with VG Master Fund SPC, under which, subject to specified terms and conditions, the Company may sell to Investor up to $6.0 million of shares of common stock, par value $0.01 ($0.08 given effect of the 2024 Reverse Stock Split) per share, from time to time during the term of the Purchase Agreement. On August 12, 2022, the Company amended and restated the common stock purchase agreement with VG Master Fund SPC which was initially entered into on August 10, 2022. Under the Purchase Agreement, subject to specified terms and conditions, the Company may, from time to time during the term of the Purchase Agreement, sell to Investor up to the lesser of (a) $6.0 million of shares of common stock, par value $0.01 ($0.08 given effect of the 2024 Reverse Stock Split) per share, and (b) the maximum amount of securities the Company is permitted to issue under its existing shelf registration statement, which was declared effective by the SEC on July 21, 2020. In consideration for entering into the Purchase Agreement, the Company issued 53,334 (6,667 given effect of the 2024 Reverse Stock Split) shares of common stock to Investor as consideration for Investor’s commitment to. As of December 31, 2022, the Company sold the 1,050,000 (131,250 given effect of the 2024 Reverse Stock Split) common shares for aggregate gross proceeds of $1,256,640, and will be used for working capital and general corporate purposes.

On May 16, 2023, the Company entered into an Equity Acquisition Agreement (the “Purchase Agreement”) with Alfa Crest Investment Limited, a British Virgin Islands company (“Alfa Crest”), CapitoLabs Limited, a British Virgin Islands company (“CapitoLabs”, and together with Alfa Crest, the “Sellers”) and Alpha Mind. Pursuant to the Purchase Agreement, the Company acquired an 85% ownership stake in Alpha Mind for an aggregate purchase price of $99,650,000 (the “Purchase Price”). At the closing of the transaction, which occurred on June 7, 2023, the the Company paid the Purchase Price to the Sellers as follows: (a) $1.0 million credited from an earlier good faith deposit made by the MMTEC to the Sellers on May 8, 2023, (b) $91,650,000 was paid by MMTEC to the Sellers in cash, and (c) remaining $7.0 million was paid by MMTEC to the Sellers in the form of a convertible promissory note. In accordance with the Purchase Agreement, the Company issued to the sellers a senior convertible promissory note (the “Note”) for the remaining $7.0 million of the Purchase Price. The Note accrued interest at 1% per annum and has a 24-month maturity. The Note is convertible at any time and the conversion price will be calculated with a discount of fifty-four percent (54%) to the lowest closing price of the last twenty (20) trading days immediately prior to the date of the conversion notice. On June 14, 2023, the sellers converted $3,950,000 of outstanding balance of the note into ordinary shares, par value $0.01 ($0.08 given effect of the 2024 Reverse Stock Split) per share, at a conversion price of $0.395 ($3.16 given effect of the 2024 Reverse Stock Split) per share, which represents 10,000,000 (1,250,000 given effect of the 2024 Reverse Stock Split) ordinary shares.

On November 22, 2023, the Company entered into an Equity Acquisition Agreement with BCI, XChange and Alpha Mind. Pursuant to the Purchase Agreement, the Company sold all of its interests in Alpha Mind to XChange for $153 million on December 28, 2023, which was paid in the form of a secured promissory note (the “XChange Note”). The XChange Note is secured by all of the issued and outstanding equity of Alpha Mind as well as all of the assets of Alpha Mind and its subsidiaries. On April 26, 2024, the Company entered into a “Share Transfer Commitment Letter for Secured Promissory Note” with XChange (the “Commitment Letter”). Pursuant to the Commitment Letter, XChange reaffirmed its promise to pay the principal sum of $153,000,000 under the XChange Note, together with interest on the unpaid note on or prior to June 30, 2024 (the “Maturity Date”). In addition, pursuant to the Commitment Letter if XChange fails to pay the amounts due under the XChange Note, the Company will have the right to convert the unpaid principal and interest to shares of XChange at a discount of between 20% and 70% of the market price of such shares. The Maturity Date of the XChange Note was extended to June 30, 2025 pursuant to a Amendments to Secured Promissory Notes entered into by the Company and XChange dated December 31, 2024.

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

The following sets forth the material BVI, Chinese, Hong Kong and U.S. federal income tax matters related to an investment in our common shares. It is directed to U.S. Holders (as defined below) of our common shares and is based on laws and relevant interpretations thereof in effect as of the date of this report, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our common shares, such as the tax consequences under state, local and other tax laws. Ogier, our counsel as to the BVI law, advised us on the BVI taxation matters and their opinion is set forth in the discussion below. The following brief description applies only to U.S. Holders (defined below) that hold common shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the tax laws of the United States in effect as of the date of this report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of common shares and you are, for U.S. federal income tax purposes:

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

Hong Kong Taxation

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. In March 2018, the Hong Kong Government introduced a two-tiered profit tax rate regime by enacting the Inland Revenue (Amendment) (No.3) Ordinance 2018 (the “Ordinance”). Under the two-tiered profits tax rate regime, the first HK dollar 2 million of assessable profits of qualifying corporations is taxed at 8.25% and the remaining assessable profits at 16.5%. The Ordinance is effective from the year of assessment 2018 – 2019. According to the policy, if no election has been made, the whole of the taxpaying entity’s assessable profits will be chargeable to Profits Tax at the rate of 16.5% or 15%, as applicable. Because the preferential tax treatment is not elected by us, our subsidiaries registered in Hong Kong are subject to income tax at a rate of 16.5%. Payments of dividends by the subsidiary to us are not subject to withholding tax in Hong Kong.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Interest Rate Risk

As of December 31, 2024, we had no short-term borrowings. As of December 31, 2023, we had short-term borrowings of $241,750, and no long-term borrowings. Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash deposits with our banks. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates.

Credit Risk

As of December 31, 2024 and 2023, we had cash and cash equivalents of $2,869,241 and $1,759,786, respectively. Our cash and cash equivalents are invested primarily in savings and deposit accounts with original maturities of three months or less. Savings and deposit accounts generate a small amount of interest income.

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

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. The RMB appreciated by 1.7% in fiscal year 2023 and appreciated by 3.21% in fiscal year 2024. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

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

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-227934), which was declared effective December 26, 2018, for our IPO in which we offered and sold an aggregate 1,800,000 common shares at $4 per share (22,500 common shares at $320 per share given effect of the 2022 and 2024 Reverse Stock Split). Net proceeds raised by us from the IPO amounted to approximately $6,478,801 after deducting underwriting discounts and commissions and other offering expenses. Out of the $6.5 million net proceeds, $500,000 was deposited into an escrow account to satisfy the initial $500,000 in potential indemnification obligations arising during an escrow period of two years following the IPO closing date of January 7, 2019. On January 7, 2019, we sold additional 270,000 common shares at $4 per share (3,375 common shares at $320 per share given effect of the 2022 and 2024 Reverse Stock Split). Net proceeds raised by us amounted to $993,600 after deducting underwriting discounts. As a result, we raised a total of $7,472,401 from the issuance of 2,070,000 (25,875 shares of common stock given effect of the 2022 and 2024 Reverse Stock Split) shares of common stock in the January 2019 IPO. WestPark Capital, Inc. acted as representative for the underwriters in the IPO.

We have earmarked and have been using the proceeds of the initial public offering as follows: approximately $3.13 million for research and development and additional hiring, approximately $1.86 million for sales and marketing; and balance of approximately $2.48 million for additional working capital.

As of December 31, 2024, we have used all amounts of the net proceeds from our IPO.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024. Based on that evaluation, management, including our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures as of December 31, 2024 were effective.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management has concluded that our internal control over financial reporting was effective as of December 31, 2024.

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

Notwithstanding that management has concluded that our internal control over financial reporting was effective as of December 31, 2024, a weakness has been identified due to the need for a prior-year restatement in the 2024 financial statements. This restatement is related to adjustments made to the previously issued financial statements for the year ended December 31, 2023. The restatement reflects the identification of certain errors in the accounting treatment of certain transactions, which were discovered after the issuance of the 2023 financials. This error was not initially detected due to limitations in the design and operation of our internal controls surrounding the review and reconciliation process for those specific transactions. While management has taken appropriate corrective actions to address this issue, including enhancements to our financial reporting controls, the need for the restatement indicates a deficiency in the effectiveness of our internal controls during the 2023 fiscal year. As a result, we are in the process of strengthening these controls to ensure the accurate reporting of financial results and to prevent similar occurrences in the future. We believe the restatement and the steps taken to address this matter will further enhance the overall effectiveness of our internal control over financial reporting.

Changes in Internal Controls over Financial Reporting

Except as discussed above, during the year ended December 31, 2024, there were no changes in the Company’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect our company’s internal control over financial reporting. It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance; our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

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

	2024	2023
Audit fees(1)	$240,000	$240,000
Audit-related fees(2)	30,900	-

Notes:

(1)	“Audit fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accounting firm for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)	“Audit-related fees” represents the aggregate fees of services that are reasonably related to performance of the audit or review or our financial statements and are nor reported under “Audit Fees.” These services include attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.

Our Audit Committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

No purchase of our securities were made by us or our affiliates in the 2024 fiscal year.

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

During the two most recent fiscal years ended December 31, 2023 and 2022 and through the date the Company selected AssentSure as its independent registered public accounting firm, neither the Company nor anyone on behalf of the Company consulted AssentSure regarding any accounting or auditing issues involving the Company, including (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (ii) any matter that was the subject of a “disagreement” (as defined in Item 304(a)(1)(iv) of Regulation S-K of the Securities Exchange Act of 1934, as amended, and the related instructions to Item 304 of Regulation S-K) or a “reportable event” (as defined in Item 304(a)(1)(v) of Regulation S-K).

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES.

Our board of directors has adopted the Insider Trading Policy that governs all transactions involving the Company’s securities by directors, officers, employees, consultants, and contractors and is reasonably designed to promote compliance with any insider trading laws, rules and regulations, and listing standards applicable to the Company. A copy of the Company’s Insider Trading Policy is filed as Exhibit 11.2 to this Annual Report.

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

Within management, the Company’s technical research and development manager are primarily responsible for assessing and managing our material risks from cybersecurity threats on a day-to-day basis and keep the senior executive officers and out Board of Directors informed on a regular basis of the identification, assessment, and management of cybersecurity risks and of any cybersecurity incidents. Such management personnel have prior experience and training in managing information systems and cybersecurity matters and participate in ongoing training programs.

As of the date hereof, the Company has not encountered cybersecurity incidents that the Company believes to have been material to the Company taken as a whole.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements are filed as part of this Annual Report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association (6).
2.1	Specimen Share Certificate (1).
2.2	Description of Securities (10)
4.1	Underwriting Agreement (1)
4.2	Employment Agreement between the Company and CEO (1).
4.3	Employment Agreement between the Company and CFO (1).
4.4	Individual Loan Contract with Zhen Fan (1).
4.5	Individual Loan Contract with Xiangdong Wen (1).
4.6	Lease Agreement (1).
4.7	Share Repurchase Agreement (1).
4.8	Form of Securities Purchase Agreement entered into on February 22, 2021, by MMTec, Inc. and certain institutional investors (2).
4.9	Form of Securities Purchase Agreement entered into on December 20, 2021, by MMTec, Inc. and an investor (3).
8.1	List of Subsidiaries of the Registrant (1).
10.1	Secured Promissory Note, dated December 28, 2023 made by XChange in the amount of $153,000,000 in favor of the Company. (11)
10.2	Equity Acquisition Agreement, dated November 22, 2023, by and among FLJ Group Limited, Alpha Mind Technology Limited, MMTec, Inc., and Burgeon Capital Inc. (4)
10.3	Senior Convertible Promissory Note, dated June 7, 2023, made by MMTec, Inc., in the original principal amount of $7,000,000 (5)
10.4	Equity Acquisition Agreement, dated May 16, 2023, by and among MMTec, Inc., Alfa Crest Investment Limited, CapitoLabs Limited, and Alpha Mind Technology Limited. (7)
10.5	Form of Securities Purchase Agreement (8)
10.6	Form of Senior Convertible Note (Incorporated by reference to Exhibit A to the Form of Securities Purchase Agreement filed as Exhibit 10.5 to this Form 20-F) (8)
10.7	Form of Securities Purchase Agreement (9)
10.8	Share Transfer Commitment Letter for Secured Promissory Note, dated April 26, 2024, by and between FLJ Group Limited and MMTec, Inc. (12)
11.1	Code of Conduct and Ethics (1).
11.2	Insider Trading Policy.
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Malone Bailey LLP.
15.2	Consent of AssentSure PAC
97.1	Dodd-Frank Restatement Recoupment Policy (13)
99.1	Charter of the Audit Committee (1).
99.2	Charter of the Compensation Committee (1).
99.3	Charter of the Nominating Committee (1).
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

(1)	Previously filed as part of the registration statement filed with the SEC on October 22, 2018 and incorporated by reference herein by reference.

(2)	Incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K filed with the SEC on February 22, 2021.

(3)	Incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K filed with the SEC on December 21, 2021.

(4)	Incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K filed with the SEC on November 22, 2023.

(5)	Incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K filed with the SEC on June 8, 2023.

(6)	Incorporated by reference to Exhibit 3.1 to the Company’s Report on Form 6-K filed with the SEC on December 12, 2024.

(7)	Incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K filed with the SEC on May 17, 2023.

(8)	Incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 6-K filed with the SEC on March 31, 2023.

(9)	Incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 6-K filed with the SEC on February 22, 2023.

(10)	Incorporated by reference to Exhibit 2.2 to the Company’s Annual Report on Form 20-F filed with the SEC on April 30, 2024.

(11)	Incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 20-F filed with the SEC on April 30, 2024.

(12)	Incorporated by reference to Exhibit 10.8 to the Company’s Annual Report on Form 20-F filed with the SEC on April 30, 2024.

(13)	Incorporated by reference to Exhibit 97.1 to the Company’s Annual Report on Form 20-F filed with the SEC on April 30, 2024.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

April 9, 2025	MMTec, Inc.

	By:	/s/ Xiangdong Wen
		Name:	Xiangdong Wen
		Title:	Chief Executive Officer (Principal Executive Officer)

April 9, 2025	By:	/s/ Min Kong
		Name:	Min Kong
		Title:	Chief Financial Officer (Principal Financial and Accounting Office)

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024, 2023 and 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of MMTEC, INC.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MMTEC, INC. (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income/(loss), changes in shareholders’ equity, and cash flows, for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial positions of the Company as of December 31, 2024 and 2023, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We also have audited the adjustments to the 2022 consolidated financial statements to retrospectively present discontinued operations as described in Note 6. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2022 consolidated financial statements of the Company other than with respect to such adjustments, accordingly, we do not express an opinion or any other form of assurance on the 2022 consolidated financial statements taken as a whole.

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

Emphasis of Matter

As discussed in Note 4 to the financial statements, the Company has identified certain accounting errors regarding its accounting of a convertible promissory note and restated its previously issued audited financial statements as of December 31, 2023, to correct such errors. The restatements primarily relate to the understatement of interest expense and accrued interest by approximately $3.46 million associated with a convertible promissory note issued on March 31, 2023. The adjustments have been reflected in the accompanying financial statements, with corresponding impacts to accrued liabilities and other payables, retained earnings, and earnings per share (EPS) for the affected periods.

/s/ Assentsure PAC
Singapore
April 9, 2025
PCAOB ID Number 6783

We have served as the Company’s auditors since 2023.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

MMTEC, INC. and subsidiaries

Opinion on the Financial Statements

We have audited, before the effects of the adjustments to retrospectively present the discontinued operations described in Note 6, and the retrospective effects of the 1-for-8 reverse stock split effective December 18, 2024 described in Note 16, the accompanying consolidated statement of operations and comprehensive loss, changes in shareholders’ equity, and cash flows of MMTEC, INC. and its subsidiaries (collectively, the “Company”) for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements, before the effects of the adjustments to retrospectively present the discontinued operations described in Note 5, and the retrospective effects of the 1-for-8 reverse stock split effective December 18, 2024 described in Note 16, present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively present discontinued operations as described in Note 5, and the retrospective effects of the 1-for-8 reverse stock split effective December 18, 2024 described in Note 16, to the financial statements, and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by another auditor.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company’s auditor since 2018. In October 2023, we became the predecessor auditor.

Houston, Texas

April 13, 2023

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

	As of
	December 31, 2024	December 31, 2023
	US$	US$
		As restated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,869,241	$1,759,786
Accounts receivable, net	-	92,040
Loan receivable, net	-	634,576
Security deposits - Current	8,040	8,662
Prepaid expenses and other current assets	143,265	415,725
Deferred offering cost	-	112,748

Total current assets	3,020,546	3,023,537

NON-CURRENT ASSETS:
Security deposits - Non-current	137,281	138,890
Property and equipment, net	85,849	129,072
Notes receivable	62,226,244	153,050,301
Operating lease right-of-use asset	436,937	645,420

Total non-current assets	62,886,311	153,963,683

Total assets	$65,906,857	$156,987,220

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Salary payable	$335,597	$308,068
Loan payable	-	241,750
Accrued liabilities and other payables	6,601,942	4,526,670
Operating lease liabilities - Current	383,153	373,860

Total current liabilities	7,320,692	5,450,348

NON-CURRENT LIABILITIES:
Accrued liabilities - Non-current	-	83,700
Operating lease liabilities - Non-current	41,170	266,763
Convertible promissory notes	31,941,830	32,278,403

Total non-current liabilities	31,983,000	32,628,866

Total liabilities	39,303,692	38,079,214

Commitments and Contingencies

SHAREHOLDERS’ EQUITY:
Common shares ($0.08 par value, 625,000,000 shares authorized; 25,186,864 and 24,893,130 shares issued and outstanding at December 31, 2024 and December 31, 2023) *	2,014,949	1,991,451
Shares to be issued	-	1,430,000
Additional paid-in capital	92,709,334	92,509,003
Accumulated profits (deficit)	(67,919,627)	23,248,653
Accumulated other comprehensive loss	(201,491)	(271,101)

Total shareholders’ equity	26,603,165	118,908,006

Total liabilities and shareholders’ equity	$65,906,857	$156,987,220

*	After giving effect to the reverse stock split effected on December 18, 2024. Also see Note 16.

The accompanying notes to consolidated financial statements are an integral part of these statements.

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/ (LOSS)

(IN U.S. DOLLARS)

	For the Year Ended	For the Year Ended	For the Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022
	US$	US$	US$
		As restated
REVENUE	$1,868,333	$869,935	$1,073,351

COST OF REVENUE	343,083	172,948	231,084

GROSS PROFIT	1,525,250	696,987	842,267

OPERATING EXPENSES:
Selling and marketing	715,976	901,319	1,007,652
General and administrative
Payroll and related benefits	2,082,886	2,512,781	2,609,849
Professional fees	705,199	1,031,274	1,210,445
Other general and administrative	1,081,621	1,091,950	1,925,939

Total Operating Expenses	4,585,682	5,537,324	6,753,885

LOSS FROM OPERATIONS	(3,060,432)	(4,840,337)	(5,911,618)

OTHER INCOME (EXPENSE):
Interest income	4,500,977	209,439	94,372
Interest expense	(2,422,292)	(4,202,810)	-
Allowance for credit losses-notes receivable	(90,236,242)	-	-
Recovery of impairment on long-term investment	-	439,111	-
Recovery of bad debt allowance on loan receivable	-	550,000	-
Other income	54,737	940	6,366
Foreign currency transaction gain (loss)	19,497	(4,723)	146,501

Total Other Income (Expense)	(88,083,323)	(3,008,043)	247,239

LOSS BEFORE INCOME TAXES	(91,143,755)	(7,848,380)	(5,664,379)

INCOME TAX EXPENSES	(24,525)	-	-

NET LOSS FROM CONTINUING OPERATIONS	(91,168,280)	(7,848,380)	(5,664,379)

DISCONTINUED OPERATIONS
Income (loss) from discontinued operations, net of applicable income taxes	-	(551,017)	19,003
Net gain on sale of discontinued operations, net of applicable income taxes	-	53,818,778	-
NET INCOME FROM DISCONTINUED OPERATIONS	-	53,267,761	19,003

NET INCOME (LOSS)	(91,168,280)	45,419,381	$(5,645,376)

Less: Net loss attributable to non-controlling interest from discontinued operations	-	(82,302)	-

NET INCOME (LOSS) ATTRIBUTABLE TO MMTEC, INC.	$(91,168,280)	$45,501,683	$(5,645,376)

COMPREHENSIVE INCOME (LOSS):
NET INCOME (LOSS)	(91,168,280)	45,419,381	(5,645,376)
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustments	69,610	(138,414)	(184,885)
TOTAL COMPREHENSIVE INCOME (LOSS)	(91,098,670)	45,280,967	(5,830,261)
Less: Comprehensive loss attributable to non-controlling interests from discontinued operations	-	(91,092)	-

COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO MMTEC, INC.	$(91,098,670)	$45,372,059	$(5,830,261)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic and diluted *	24,996,144	13,221,897	437,139

GAIN(LOSS) EARNINGS PER SHARE - BASIC AND DILUTED
Continuing operations*	$(3.65)	$(0.59)	$(12.96)
Discontinued operations*	$-	$4.03	$0.04

*	After giving effect to the reverse stock split effected on December 18, 2024. Also see Note 16.

The accompanying notes to consolidated financial statements are an integral part of these statements.

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(IN U.S. DOLLARS)

	Common Shares *		Additional	Retained earnings	Accumulated Other	Shares	Non-	Total
	Number of		Paid-in	(Accumulated	Comprehensive	to be	controlling	Shareholder’s
	Shares	Amount	Capital	Deficit)	Loss	Issued	Interests	Equity
Balance, December 31, 2021	392,125	31,370	$29,884,600	$(16,607,654)	$43,408	$-	$-	$13,351,724

Reverse stock split adjustment	588	47	$(47)	-	-	-	-	-

Issuance of common stock for direct offering cost	6,667	534	$145,603	-	-	-	-	$146,137

Issuance of common stock for cash	243,750	19,500	$1,697,251	-	-	-	-	$1,716,751

Net loss for the year ended December 31, 2022	-	-	-	$(5,645,376)	-	-	-	$(5,645,376)

Foreign currency translation adjustment	-	-	-	-	$(184,885)	-	-	$(184,885)

Balance, December 31, 2022	643,130	51,451	$31,727,407	$(22,253,030)	$(141,477)	$-	$-	$9,384,351

Issuance of common stock for cash	-	-	-	-	-	$1,430,000	-	$1,430,000

Acquisition of additional non-controlling interest	-	-	-	-	-	-	$15,298,616	$15,298,616

Conversion of bond to equity	24,250,000	1,940,000	$60,781,596	-	-	-	-	$62,721,596

Net income (loss) for the year ended December 31, 2023 (restated)	-	-	-	$45,501,683	-	-	$(82,302)	$45,419,381

Foreign currency translation adjustment	-	-	-	-	$(129,624)	-	$(8,790)	$(138,414)

Deconsolidation of discontinued operations	-	-	-	-	-	-	$(15,207,524)	$(15,207,524)

Balance, December 31, 2023 (restated)	24,893,130	1,991,451	$92,509,003	$23,248,653	$(271,101)	$1,430,000	$-	$118,908,006

Withdrawal of issuance of common stock for cash	-	-	$(112,748)	-	-	$(1,430,000)	-	$(1,542,748)

Reverse stock split adjustment	(16)	(2)	2	-	-	-	-	$-

Conversion of bond to equity	293,750	23,500	$313,077	-	-	-	-	$336,577

Net loss for the year ended December 31, 2024	-	-	-	$(91,168,280)	-	-	-	$(91,168,280)

Foreign currency translation adjustment	-	-	-	-	$69,610	-	-	$69,610

Balance, December 31, 2024	25,186,864	2,014,949	$92,709,334	$(67,919,627)	$(201,491)	-	-	$26,603,165

*	After giving effect to the reverse stock split effected on December 18, 2024. Also see Note 16.

The accompanying notes to consolidated financial statements are an integral part of these statements.

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the Year Ended	For the Year Ended	For the Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022
	US$	US$	US$
		As restated
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(91,168,280)	$45,419,381	$(5,645,376)
Less: Net income from discontinued operations	-	53,267,761	19,003
Net loss from continuing operations	(91,168,280)	(7,848,380)	(5,664,379)
Adjustments to reconcile net loss from operations to Net cash used in operating activities:
Depreciation expense	46,759	45,782	66,428
Accrued taxes	24,525	-	-
Allowance for credit losses - notes receivable	90,236,242	-	-
Allowance for (recovery from) bad debts	164,800	(550,000)	100,000
Recovery of impairment on long-term investment	-	(439,111)	-
Non-cash lease expense	422,343	395,616	367,631
Imputed interest expense on convertible promissory notes	2,272,292	4,200,000	-
Interest income on notes receivable	(4,470,940)	(50,301)	-
Foreign currency transaction (gain) loss	(7,252)	(4,723)	(146,501)
Noncash other expense (income)	-	-	(88,911)
Changes in operating assets and liabilities:
Operating lease liabilities	(430,273)	(398,841)	(389,518)
Accounts receivable	92,040	108,302	(78,245)
Notes receivable	5,141,058	-	-
Security deposit	587	(431)	(26,596)
Prepaid expenses and other current assets	105,321	(240,743)	33,015
Deferred revenue	-	-	(117,004)
Salary payable	28,863	(62,536)	108,133
Accrued liabilities and other payables	(1,735,232)	(181,304)	242,066

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES FROM CONTINUING OPERATIONS	722,853	(5,026,670)	(5,593,881)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES FROM DISCONTINUED OPERATIONS	-	(124,838)	3,314
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	722,853	(5,151,508)	(5,590,567)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(5,036)	(970)	(3,792)
Proceeds from disposal of property and equipment	-	7,771	-
Collection of loan to third parties	-	-	75,000
Cash received from return of long-term investment	-	439,111	-
Cash paid for business acquisition	-	(87,083,160)	-
Loan to third parties	-	-	(2,615,313)
Loan repayment from third parties	634,576	878,469	-
Deposit for business acquisition	-	-	(1,000,000)

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES FROM CONTINUING OPERATIONS	629,540	(85,758,779)	(3,544,105)
NET CASH USED IN INVESTING ACTIVITIES FROM DISCONTINUED OPERATIONS	-	(779,770)	-
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	629,540	(86,538,549)	(3,544,105)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of stocks	-	-	1,750,140
Proceeds from issuance of convertible promissory notes	-	88,000,000	-
Proceeds from short-term loans and other payable	-	1,671,750	-
Repayment of short-term loan to third parties	(241,750)	-	-

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES FROM CONTINUING OPERATIONS	(241,750)	89,671,750	1,750,140
NET CASH USED IN FINANCING ACTIVITIES FROM DISCONTINUED OPERATIONS	-	(5,000)	-
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(241,750)	89,666,750	1,750,140

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	(1,188)	(27,104)	3,789

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,109,455	(2,050,411)	(7,380,743)

CASH AND CASH EQUIVALENTS - beginning of year	1,759,786	3,825,477	11,206,220

CASH AND CASH EQUIVALENTS - end of year	2,869,241	1,775,066	3,825,477

LESS: CASH, CASH EQUIVALENTS AND RESTRICTED CASH FROM DISCONTINUED OPERATIONS	-	15,280	12,705

CASH, CASH EQUIVALENTS AND RESTRICTED CASH FROM CONTINUING OPERATIONS	$2,869,241	$1,759,786	$3,812,772

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Acquisition by issuing convertible promissory notes	$-	$7,000,000	$-
Conversion of bond to equity	$705,000	$76,770,000	$-
Notes receivable on disposal of Alpha Mind	$-	$153,050,301	$-
Remeasurement of the lease liabilities and right-of-use assets due to lease modification	$-	$-	$856,987
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$213,451	$-	$171,885
Issuance of stock for direct offering cost	$-	$-	$146,137

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

On April 20, 2018, the Company incorporated MM Fund Services Limited (“MM Fund”), a Cayman Islands company, for the purpose of providing administration services to the private equity funds industry. MM Fund is dormant as of December 31, 2024.

On May 28, 2018, the Company incorporated MM Capital Management Limited (“MM Capital”), a Cayman Islands company, for the purpose of providing assets management and investment services to clients.

On August 8, 2018, the Company incorporated MM Fund SPC (“MM SPC”), a Cayman Islands company, for the purpose of providing asset management services to clients. MM SPC is a wholly-owned subsidiary of MM Capital.

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

On July 9, 2019, the Company acquired 49% of a newly-formed entity called Xchain Fintech Pte.Ltd., (“Xchain”), a Singapore company which was incorporated in July 2019, for the purpose of providing technical support for the construction and development of a new solutions for the existing problems of the traditional financial industry, the difficulty experienced by investors in investing and allocating investment assets globally, and the protection of funds and investments by using advanced technologies, such as artificial intelligence, big data analysis and blockchain. Xchain is dormant as of December 31, 2024.

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

On May 16, 2023, the Company acquired 85% of Alpha Mind Technology Limited, a BVI company (“Alpha Mind”), for aggregate purchase price of $99,650,000, of which $1,000,000 was paid during year ended 2022 as a deposit for potential acquisition. The deposit was included in “deposit for business acquisition” on the accompanying consolidated balance sheets as of December 31, 2022. The deposit was treated as part of the consideration. Alpha Mind was incorporated on April 17, 2023, under the laws of BVI, and operates as an agency to sell insurance products in PRC, through variable interest entities (“VIE”). The acquisition was closed on June 7, 2023. On November 22, 2023, the Company announced its plan to sell all of the outstanding shares of Alpha Mind to XChange TEC.INC (formerly known as “FLJ Group Limited”) (“XChange”), a Cayman Islands company. The transaction was closed on December 28, 2023.

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

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates during the years ended December 31, 2024, 2023 and 2022 include the allowance for doubtful accounts, valuation of convertible promissory notes and valuation of deferred tax assets.

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

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, loan receivable-net, security deposits- current portion, other current assets, salary payable, operating lease liabilities- current and accrued liabilities, convertible promissory notes and other payables approximate their fair market value based on the short-term maturity of these instruments.

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

Cash and Cash Equivalents

Cash and cash equivalents consist of cash deposit in bank and cash on hand. The Company maintains cash with various financial institutions in China. As of December 31, 2024 and 2023, cash balances in the PRC of $64,636 and $106,457, respectively, are uninsured. The Company has not experienced any losses in bank accounts and believes it is not exposed to any risks on its cash in PRC bank accounts.

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

Long-term Investments

The Company’s long-term investments consist of equity investments without readily determinable fair value which were accounted for using measurement alternative and equity method investments. As of December 31, 2024 and 2023, the Company’s long-term investments were both nil.

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

See NOTE 10 for discussion of long-term investments.

Value Added Tax

Gujia is subject to value added tax (“VAT”) for services rendered at a rate of 6%. Gujia was identified as a general VAT payer on December 1, 2021. Haichuan Zhixin is subject to 3% VAT as small-scale tax payer. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of professional services provided. The Company reports revenue net of PRC’s value added tax for all the periods presented in the consolidated statements of operations and comprehensive income/ (loss). All entities in China are also subject to surcharges on value-added tax payments in accordance with PRC law.

Convertible Promissory Notes

Under Accounting Standard Codification Topic 470, “Debt with Conversion and Other Options” (ASC 470), the Company classified convertible promissory notes as non-current liabilities on consolidated balance sheet. Convertible promissory notes issued at par are recorded at face value, with discount amortized over the note term using the effective interest method. The effective interest rate method is applied to amortize the note discount over the note’s life. Interest expenses are recognized in the consolidated statement of operation in the period in which they are incurred. Upon conversion the carrying amount of the convertible promissory notes, including any unamortized premium, discount, or issuance costs, shall be reduced by, if any, the cash (or other assets) transferred and then shall be recognized in the capital accounts to reflect the shares issued and no gain or loss is recognized.

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

The following table disaggregates the Company’s revenue by revenue type:

	For the Years Ended December 31,
	2024	2023	2022
	US$	US$	US$
Consulting services	$-	$800,000	$-
Software development and post-contract maintenance	-	24,098	676,049
Placement agent services	1,860,000	45,837	372,677
Market data services	-	-	20,619
Other revenue	8,333	-	4,006
Total revenues	$1,868,333	$869,935	$1,073,351

The following table disaggregates the Company’s revenue by geographic area:

	For the Years Ended December 31,
	2024	2023	2022
	US$	US$	US$

China	$-	$824,098	$696,668
United States	1,868,333	45,837	376,683
Total revenues	$1,868,333	$869,935	$1,073,351

Cost of Revenue

Cost of revenue consists primarily of internal labor cost and related benefits, and other overhead costs that are directly attributable to service provided.

Research and Development

Expenditures for research and product development costs are expensed as incurred.

For the years ended December 31, 2024, 2023 and 2022, research and development expenses were $73,285, $363,958, and $828,869, respectively, included in “Cost of revenue”, “Payroll and related benefits” and “Other general and administrative” on the accompanying consolidated income statements.

Selling and Marketing Costs

All costs related to selling and marketing are expensed as incurred. For the years ended December 31, 2024, 2023 and 2022, selling and marketing costs were $715,976, $901,319, and $1,007,652 respectively.

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

Under the new lease standard, the Company determines if an arrangement is or contains a lease at inception. Right-of-use assets and liabilities are recognized at lease commencement date based on the present value of remaining lease payments over the lease terms. The Company considers only payments that are fixed and determinable at the time of lease commencement. See NOTE 9 for discussion of finance lease and see NOTE 18 for discussion of operating leases.

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

The Company currently has two operating segments, Gujia, MM Future, HC Securities, and MM Global. See NOTE 20 for details.

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

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of ASC 740 “Income Taxes”. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. For the years ended December 31, 2024, 2023 and 2022, the Company had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements. Tax years that remain subject to examination are the years ended December 31, 2024, 2023 and 2022. The Company recognizes interest and penalties related to significant uncertain income tax positions in other expense. No such interest and penalties incurred for the years ended December 31, 2024, 2023 and 2022.

Foreign Currency Translation

The reporting currency of the Company is the U.S. dollar. The functional currency of the parent company, MMTEC, and MM Future, MM Fund, MMBD Trading, HC securities, MM Global and HAI TEC is the U.S. dollar. The functional currency of Gujia and Haichuan Zhixin is the Chinese Renminbi (“RMB”). For the subsidiary whose functional currency is the RMB, result of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments resulting from the process of translating the local currency financial statements into U.S. dollars are included in determining comprehensive income/loss.

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

The consolidated balance sheet amounts, with the exception of equity, as of December 31, 2024 and 2023, were translated at RMB 7.1884 to $1.00 and RMB 7.0827 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to consolidated statements of operations and comprehensive income/ loss and cash flows for the years ended December 31, 2024, 2023 and 2022 were RMB 7.1217, RMB 7.0467, and RMB 6.7261 to $1.00, respectively.

Comprehensive Income/ (Loss)

Comprehensive income/ loss is comprised of net income and loss and all changes to the statements of shareholders’ equity, except those due to investments by shareholders, changes in paid-in capital and distributions to shareholders. For the Company, comprehensive income/ loss for the years ended December 31, 2024, 2023 and 2022 consisted of net income /loss and unrealized income/loss from foreign currency translation adjustment.

Share-based Compensation

Share based compensation arise from share-based awards, including share options for the purchase of the Company’s ordinary shares. In June 2018, the Financial Accounting Standards Board (“FASB”) issued ASU 2018-07, “Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”)” to simplify the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees. The Company adopted ASU 2018-07 on January 1, 2019, and accounts for share-based compensation to nonemployees under the fair value method which requires all such compensation to be calculated based on the fair value at the measurement date (generally the grant date) and recognized in the statement of operations over the requisite service period. The Company recognized nil share-based compensation for the years ended December 31, 2024, 2023 and 2022, respectively. See details in NOTE 16.

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

Basic net income (loss) per common share is computed by dividing net income (loss) available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock, common stock equivalents and potentially dilutive securities outstanding during each period. Common stock equivalents are not included in the calculation of diluted loss per common share if their effect would be anti-dilutive. Potential common shares in the diluted net loss per share computation are excluded in periods of losses from continuing operations as their effect would be anti-diluted. For the years ended December 31, 2024, 2023 and 2022, there were no dilutive shares. The following table presents a reconciliation of basic and diluted net income (loss) per common share:

	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Net loss from continuing operations for basic and diluted net loss per share of common stock	$(91,168,280)	$(7,848,380)	$(5,664,379)
Net income from discontinued operations for basic and diluted net income per share of common stock	$-	$53,267,761	$19,003
Weighted average common stock outstanding – basic and diluted*	24,996,144	13,221,897	437,139
Net loss per common share from continuing operations - basic and diluted*	$(3.65)	$(0.59)	$(12.96)
Net income per common share from discontinued operations - basic and diluted*	$-	$4.03	$0.04

*	After giving effect to the reverse stock split effected on December 18, 2024. Also see Note 16.

The Company did not have any common stock equivalents and potentially dilutive common stock outstanding during the years ended December 31, 2024, 2023 and 2022.

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

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires that an entity disclose significant segment expenses impacting profit and loss that are regularly provided to the chief operating decision maker. The update is required to be applied retrospectively to prior periods presented, based on the significant segment expense categories identified and disclosed in the period of adoption. The amendments in ASU 2023-07 are required to be adopted for fiscal years beginning after December 15, 2023 for public entities. The Company has elected to early adopt ASU 2023-07 on January 1, 2024 and the adoption of the standard did not have a material impact to the overall financial presentation.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09 requires that entities disclose specific categories in their rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. The new standard is effective for the Company beginning December 15, 2025, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (collectively with subsequent amendments in ASU 2025-01, “ASU 2024-03”). This ASU requires new financial statement disclosures disaggregating prescribed expense categories within relevant income statement expense captions. ASU 2024-03 will be effective for the Company beginning December 15, 2026. Early adoption is permitted. The Company is currently evaluating the impact of adopting the standard.

NOTE 4 – RESTATEMENTS

The Company had amended and restated its December 31, 2023 audited condensed consolidated financial statements. In November 2024, the management conducted a review on the computing of interest expense of convertible promissory note in the aggregate original principal amount of $70 million issued on March 31, 2023. As a result of this review, it was concluded that there were accounting errors in the previously filed financial statements, the interest expense and accrued interest as of December 31, 2023 was understated by approximately $3.46 million. The resulting corrections are noted in the adjustments column in the following tables.

The December 31, 2023 audited condensed consolidated financial statements were restated to correct errors in accounting for accrued liabilities and other payables, and retained earnings.

The following table summarizes changes made to the December 31, 2023 audited consolidated balance sheets:

	December 31, 2023
	As reported	Adjustment	As restated
Balance Sheet:
Accrued liabilities and other payables	$1,070,270	$3,456,400	4,526,670
Total Liabilities	34,622,814	3,456,400	38,079,214

Retained Earnings	26,705,053	(3,456,400)	23,248,653
Total shareholders’ equity attributable to MMTEC, INC.	122,364,406	(3,456,400)	118,908,006
Total liabilities and shareholders’ equity	$156,987,220	$-	$156,987,220

The December 31, 2023 audited condensed consolidated financial statements were restated to correct errors in accounting for interest expense.

The following table summarizes changes made to the December 31, 2023 audited consolidated statements of operations and comprehensive loss:

	December 31, 2023
	As Reported	Adjustment	As Restated

Interest expense	$(746,410)	(3,456,400)	(4,202,810)
NET LOSS	(4,391,980)	(3,456,400)	(7,848,380)
NET INCOME ATTRIBUTABLE TO MMTEC, INC.	$48,958,083	$(3,456,400)	$45,501,683

GAIN(LOSS) EARNINGS PER SHARE - BASIC AND DILUTED
Continuing operations	(0.04)	(0.55)	(0.59)
Discontinued operations	0.51	3.52	4.03

The following table summarizes changes made to the December 31, 2023 audited consolidated statements of cash flows:

	December 31, 2023
	As Reported	Adjustment	As Restated
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss from continuing operations	$(4,391,980)	$(3,456,400)	$(7,848,380)
Adjustments to reconcile net loss from operations to net cash used in operating activities:
Imputed interest expense	693,299	3,506,701	4,200,000
Interest income on notes receivable	-	(50,301)	(50,301)
NET CASH USED IN OPERATING ACTIVITIES:	$(5,151,508)	$-	$(5,151,508)

NOTE 5 – BUSINESS COMBINATION

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

NOTE 6 – DISCONTINUED OPERATIONS

Disposition of Alpha Mind

At the acquisition date as mentioned in NOTE 5, the Company expected to sell Alpha Mind within one year and the other criteria required by ASC 205-20 and that the business of Alpha Mind would likely be classified as held for sale within a short period. Thus, the business of Alpha Mind is reported as discontinued operation on acquisition. On November 22, 2023, the Company entered into an Equity Acquisition Agreement with Burgeon Capital Inc, a BVI company (“BCI” and together with MMTEC, the “Sellers”), XChange, a Cayman Islands company (the “Buyer”), and Alpha Mind. Pursuant to the Purchase Agreement, the Sellers agreed to sell, and XChange agreed to purchase, all of Alpha Mind’s issued and outstanding ordinary shares for the aggregate purchase price of $180,000,000, of which $153,000,000 was attributable to the Company’s interests in Alpha Mind. The transaction was closed on December 28, 2023.

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

Disposition of MMBD Advisory and MM Capital, MM SPC and Fundex SPC

On November 18, 2023, the Company disposed all the outstanding securities of MMBD Advisory to Top Fintech Inc., for a consideration of $1,000, and disposed all the outstanding securities of MM Capital to Capital Jasmine Ltd., for a consideration of $500. MM SPC and Fundex SPC are the two wholly-owned subsidiaries of MM Capital, they were disposed with MM Capital at the same time. The transaction was closed on November 18, 2023. As a result, the result of operations of MMBD Advisory and MM Capital, MM SPC and Fundex SPC is reported as discontinued operations under the guidance of ASC 205.

Reconciliation of the amounts of income and losses from discontinued operations in the consolidated statements of operations and comprehensive income/ (loss) for the year ended December 31, 2023 and 2022:

	For the Year Ended	For the Year Ended
	December 31, 2023	December 31, 2022

REVENUE	$-	$25,782

COST OF REVENUE	-	-

GROSS PROFIT	-	25,782

OPERATING EXPENSES:
Selling and marketing	-	-
General and administrative
Payroll and related benefits	-	-
Professional fees	1,528	1,220
Other general and administrative	812	5,559

Total Operating Expenses	2,340	6,779

NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS	$(2,340)	$19,003

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

NOTE 7 – LOAN RECEIVABLE, NET

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

In July 2022, the Company extended a loan to Yifan Sun, a third party, in an amount of $120,000. The loan had an interest rate of 3.85% per annum with a maturity date in July 2023. Yifan Sun repaid $75,000 during fiscal year ended December 31, 2022, and repaid $45,000 during fiscal year ended December 31, 2023. As of December 31, 2023, the Company fully collected the loan and interest as of reporting date.

In July 2022 and September 2022, the Company extended two loans to XChange in the amount of $500,000 and $100,000, respectively. The loans had an interest rate of 3.85% per annum with a maturity date in July 2023. In July 2023, the Company extended the loan to XChange in the amount of $600,000. During fiscal year ended December 31, 2024, XChange made aggregate payments of $634,993, including loan principal and interests. As of December 31, 2024, the Company fully recovered all the loan pricipal and interest from XChange.

In September 2022, the Company agreed to extend a loan to Yong Zhang, a third party, in an amount of RMB 1,650,000 (approximately $237,000). The loan had an interest rate of 3.65% per annum with a maturity date in September 2023. During fiscal year ended December 31, 2023, the Company fully collected the loan and related interest from Yong Zhang.

NOTE 8 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

As of December 31, 2024 and 2023, prepaid expenses and other current assets consisted of the following:

	December 31,	December 31,
	2024	2023
Prepaid professional service fees	$14,476	$14,955
Other receivables(1)	4,961	297,349
Others(2)	123,828	103,421
	$143,265	$415,725

Notes:

(1)	Other receivables mainly consist of other receivables from third parties and advances to employees.

(2)	Others mainly consist of deductible value-added tax.

NOTE 9 – PROPERTY AND EQUIPMENT, NET

As of December 31, 2024 and 2023, property and equipment consisted of the following:

	Useful life	December 31, 2024	December 31, 2023
Office equipment and furniture	3 - 5 Years	$132,600	$143,545
Leasehold improvement	The lesser of remaining lease term or 2 - 3 Years	81,916	83,139
Software	1 - 3 Years	11,546	11,719
Finance lease right-of-use asset	4 Years	150,352	152,540
		376,414	390,943
Less: accumulated depreciation		(290,565)	(261,871)
		$85,849	$129,072

For the years ended December 31, 2024, 2023 and 2022, depreciation expense amounted to $46,759, $45,782 and $66,428, respectively, all of which were included in operating expenses.

The Company entered into a finance vehicle lease in 2021 and the finance lease right-of-use asset with a net carrying amount of $27,480 and $65,077 as of December 31, 2024 and 2023, respectively, were included in property and equipment net. Finance lease liabilities were nil as of December 31, 2024 and 2023. The Company made cash payments of $163,301 for finance lease liabilities during the year ended December 31, 2021, which is included within the financing activities section on the consolidated statements of cash flows.

NOTE 10 – LONG-TERM INVESTMENTS

The Company’s long-term investments consist of equity investments without readily determinable fair value which were accounted for using measurement alternative and equity method investments. As of December 31, 2024 and 2023, the Company’s long-term investments were nil on the consolidated balance sheet.

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

NOTE 11 – NOTES RECEIVABLE

Pursuant to the Equity Acquisition Agreement dated November 22, 2023, the Sellers agreed to sell all of the issued and outstanding ordinary shares of Alpha Mind to XChange for the aggregate purchase price of $180,000,000. The transaction was closed on December 28, 2023. At closing, XChange agreed to provide the Sellers with promissory notes for the Purchase Price less certain adjustments as set forth in the Purchase Agreement. The Company holds an 85% ownership stake in Alpha Mind which represent $153,000,000 of notes receivable. The promissory notes were to mature in 90 days and be secured by all of the issued and outstanding equity of Alpha Mind as well as all of the assets of Alpha Mind and its subsidiaries. The maturity dates of the notes were extended from March 25, 2024 to June 30, 2025, pursuant to the Amendments To Secured Promissory Notes dated December 31, 2024.

The Company engaged a third party specialist to conduct business valuation based on financial cash flow forecast from 2023 to 2033 of Alpha Mind, and selected five comparable insurance agency companies for market method comparison. The Company assesses the consideration of $153 million is at fair value, and there is no indicators of impairment.

The Company expects to recover the full amount of note receivable over one year, either by cash or transfer of shares. Thus, the Company classifies the notes receivable to a non-current asset on the accompanying consolidated balance sheet as of December 31, 2024. During 2024, an accumulated amount of $5,141,058 in principal repayment were received, with $4,553,242 in accrued interest income recognized. As of December 31,2024 and 2023, the principal balance of notes receivable amounted to $147,858,942 and $153,000,000, respectively, with accrued interest receivable of $4,603,544 and $50,301 for the respective periods.

The Company periodically reviews notes receivable for impairment if there is any sign indicating that the carrying amount of notes receivable may not be fully recoverable. Factors to consider in these reviews include historical collection experience, aging of receivables, credit history and financial conditions of the issuer. In accordance with Topic 326, the Company recognizes the impairment based on the calculation of expected credit loss alloanwance of XChange. As of December 31, 2024, the Company recognized $90,236,242 allowance for credit losses on notes receivable, and the carrying amount turned out to be $62,226,244.

NOTE 12 – ACCRUED LIABILITIES AND OTHER PAYABLES

As of December 31, 2024 and 2023, accrued liabilities and other payables consisted of the following:

	December 31,	December 31,
	2024	2023
Accrued professional service fees	$-	$97,412
Accrued FINRA fine(1)	83,700	125,550
Accrued interest(2)	6,472,292	4,202,811
Accrued taxes	24,525	-
Others	21,425	100,897
	$6,601,942	$4,526,670

Notes:

(1)	See Note 18.

(2)	Accrued interest payable was primarily attributable to convertible promissory notes, amounted to $6,472,292 and $4,200,000 as of December 31, 2024 and 2023, respectively. See Note 14.

NOTE 13 – LOAN PAYABLE

In August 2023, the Company borrowed $241,750 from HuaMei Trading Management Limited for working capital needs. The borrowing is short-term in nature, non-interest bearing, unsecured and repayable on demand. The borrowing was repaid in April 2024. The balance of loan payable of the Company is nil and $241,750 as of December 31, 2024 and 2023.

NOTE 14 – CONVERTIBLE PROMISSORY NOTES

Convertible promissory note issued on February 22, 2023

On February 22, 2023, the Company issued an unsecured senior convertible promissory note (“Note 1”) of $40 million to a non-U.S. investor (“Investor 1”), bearing interest of 8% per annum. Note 1 will mature 24 months after the effective date. Note 1 has an original principal amount of $40,000,000 and Investor 1 paid a purchase price of $32,000,000, reflecting an original issue discount of 20%. On February 24, 2023, Investor 1 converted all outstanding balance of notes into ordinary shares, par value $0.01 (see Note 16, $0.08 given effect of the 2024 Reverse Stock Split) per share, at conversion price of $0.5 ($4 given effect of the 2024 Reverse Stock Split) per share, which represents 80,000,000 (10,000,000 given effect of the 2024 Reverse Stock Split) ordinary shares.

Convertible promissory note issued on March 31, 2023

On March 31, 2023, the Company issued a senior convertible promissory note (“Note 2”) of not more than $70 million to an investor (“Investor 2”), bearing interest of 8% per annum. Note 2 will mature on the second anniversary of their issuance date, or March 31, 2025. Note 2 had an original issue discount of 20%, resulting in an aggregate purchase price of up to $56 million assuming the full purchase of Note 2.

On May 11, 2023, Investor 2 converted $2.82 million of outstanding balance of the note into ordinary shares, par value $0.01 ($0.08 given effect of the 2024 Reverse Stock Split) per share, at conversion price of $0.705 ($5.64 given effect of the 2024 Reverse Stock Split) per share, which represents 4,000,000 (500,000 given effect of the 2024 Reverse Stock Split) ordinary shares. On October 4, 2023, the Company completed the conversion of $30.0 million of outstanding balance of the note into ordinary shares, at a conversion price of $0.30 ($2.4 given effect of the 2024 Reverse Stock Split) per share, which represents 100,000,000 (12,500,000 given effect of the 2024 Reverse Stock Split) ordinary shares. On August 26, 2024, the Company completed the conversion of $705,000 of outstanding balance of the note into ordinary shares, at a conversion price of $0.30 ($2.4 given effect of the 2024 Reverse Stock Split) per share, which represents 2,350,000 (293,750 given effect of the 2024 Reverse Stock Split) ordinary shares.

On December 26, 2024, the Company entered into an agreement with the Purchaser (the “Extension Agreement”) pursuant to which the Company and the Purchaser mutually agreed to extend the term of the Notes from two years to six years from the issuance date, or March 31, 2029, and to amend the interest rate of the Notes from 8% per annum to 2% per annum. The other provisions of the Notes remain unchanged.

Convertible promissory note issued on June 7, 2023

On June 7, 2023, the Company issued a senior convertible promissory note of $7.0 million to the sellers of Alpha Mind, bearing interest of 1% per annum. On June 14, 2023, the sellers converted $3,950,000 of outstanding balance of the note into ordinary shares, par value $0.01 ($0.08 given effect of the 2024 Reverse Stock Split) per share, at a conversion price of $0.395 ($3.16 given effect of the 2024 Reverse Stock Split) per share, which represents 10,000,000 (1,250,000 given effect of the 2024 Reverse Stock Split) ordinary shares.

As of December 31, 2024, and 2023, the net carrying amount of convertible promissory notes was $31,941,830 and $32,278,403, respectively, with unamortized discount of $7,583,170 and $7,951,597. The accumulated differences amounted to $61,094,673 and $60,781,596 between derecognized net carrying amounts of convertible promissory notes and shares issued upon conversions were recognized in “Additional paid-in capital” as of December 31, 2024 and 2023, respectively.

The interest expenses of $2,272,292 and $4,200,000 accrued for convertible promissory notes were included in the “Interest expense” section on the accompanying consolidated income statements for the years ended December 31, 2024 and 2023, respectively. Accrued interests payable on these notes were $6,472,292 and $4,200,000 as of December 31, 2024 and 2023, respectively.

NOTE 15 – INCOME TAXES

British Virgin Islands (“BVI”)

Under the current laws of BVI, MMTEC, MMBD Trading and HAI TEC are not subject to tax on income or capital gain. In addition, payments of dividends by the Company to their shareholders are not subject to withholding tax in the BVI.

Hong Kong

Subsidiaries in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. The first HK$2 million of profits arising in or derived from Hong Kong are taxed at 8.25% and any assessable profits over HK$2 million are taxed at 16.5%. The Company’s subsidiaries, MM Future and HC Securities are incorporated in Hong Kong and had a loss for the years ended December 31, 2024, 2023 and 2022. Therefore, there was no provision for income taxes in the years ended December 31, 2024, 2023 and 2022.

United States

MM Global was incorporated in the State of Illinois and operates as a securities broker/dealer in New York, New York. MM Global is subject to Federal, State, and Local income taxes on its net income. For the year ended December 31, 2024, MM Global had an income before income taxes of $995,950, resulting in an income tax provision of $24,525. MM Global had a loss before income taxes for the year ended December 31, 2023, with no income tax provision recognized. MM Global has determined that there are no material uncertain tax positions that require recognition or disclosure in its financial statements.

MM Global’s income tax returns are subject to examination by the appropriate tax jurisdictions. As of December 31, 2024, MM Global’s federal and state tax returns generally remain open for the last three years.

PRC

Gujia and Haichuan Zhixin were incorporated in the PRC and are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. On March 16, 2007, the National People’s Congress enacted a new enterprise income tax law, which took effect on January 1, 2008. The law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. In the years ended December 31, 2024, 2023 and 2022, Gujia were recognized as small low-profit enterprises and received a preferential income tax rate of 5%. Haichuan Zhixin had a loss for the years ended December 31, 2023 and 2024. In the years ended December 31, 2024, 2023 and 2022, Gujia and Haichuan Zhixin did not generate any taxable income. Therefore, there was no provision for income taxes in the years ended December 31, 2024, 2023 and 2022 for those entities.

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	For the Year Ended	For the Year Ended	For the Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022
Hong Kong statutory income tax rate	16.5%	16.5%	16.5%
Valuation allowance recognized with respect to the loss in the Hong Kong companies	(16.5)%	(16.5)%	(16.5)%
Effective income tax rate	0.0%	0.0%	0.0%

PRC statutory income tax rate	25.0%	25.0%	25.0%
Effect of income tax exemptions and reliefs	(20.0)%	(20.0)%	(20.0)%
Valuation allowance recognized with respect to the loss in the PRC companies	(5.0)%	(5.0)%	(5.0)%
Effective income tax rate	0.0%	0.0%	0.0%

US corporate tax rate	21.0%	21.0%	21.0%
Valuation allowance recognized with respect to the loss in the US companies	(18.54)%	(21.0)%	(21.0)%
Effective income tax rate	2.46%	0.0%	0.0%

As of December 31, 2024, 2023 and 2022, the components of the Company’s deferred income tax assets were set forth below:

	December 31, 2024	December 31, 2023	December 31, 2022
Deferred Tax Assets:
Net operating losses carry forward	$1,524,901	$1,548,868	$1,194,054
Cutoff adjustments	-	-	44,395
Gross deferred tax assets	1,524,901	1,548,868	1,238,449
Less: valuation allowance	(1,524,901)	(1,548,868)	(1,238,449)
Net deferred tax assets	$-	$-	$-

As of December 31, 2024, the Company has a net operating loss (“NOL”) carry forward for tax purposes of $19,945,716 available to offset future taxable income. Most of the NOLs from its subsidiaries as of December 31, 2024 will expire in years 2025 to 2029 if not utilized. The NOL from the MM Global as of December 31, 2024 will expire in years 2040 to 2044 if not utilized.

The Company provided a valuation allowance equal to the deferred income tax asset for the years ended December 31, 2024, 2023 and 2022. The management believes that the Company’s cumulative losses arising from recurring business of subsidiaries constituted significant strong evidence that most of the deferred tax assets would not be realizable and this evidence outweighed the expectations that the Company would generate future taxable income. As such, deferred tax assets arise from net operating losses are fully allowed for the years ended December 31, 2024, 2023 and 2022. The allowance decreased by $23,967 for the year ended December 31, 2024, and increased by $310,419, and $331,290 for the years ended December 31, 2023 and 2022, respectively.

Accounting for Uncertainty in Income Taxes

The tax authority of the PRC government conducts periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises complete their tax filings. Therefore, the Company’s PRC entities’ tax filings results are subject to change. It is therefore uncertain as to whether the PRC tax authority may take different views about the Company’s PRC entities’ tax filings, which may lead to additional tax liabilities. Tax years that remain subject to examination are the years ended December 31, 2024, 2023 and 2022.

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the Company’s tax positions and concluded that no provision for uncertainty in income taxes was necessary for the years ended December 31, 2024, 2023 and 2022.

NOTE 16 – SHAREHOLDERS’ EQUITY

Common Stock

The Company is authorized to issue 625,000,000 shares of common stock with a par value of $0.08 per share.

Pursuant to a service agreement dated July 21, 2020, the Company issued 9,375 common shares (given effect of the 2022 and 2024 Reverse Stock Split) to Tony Wayne Network Technology Co., Limited as compensation of a Hong Kong and China based consulting program. The stock-based compensation of $1,005,000 was recognized as part of the “professional fees” in the Company’s consolidated statement of operations and comprehensive income/ (loss).

On February 22, 2021, the Company entered into a Securities Purchase Agreement with certain institutional investors in connection with a registered direct offering of 53,750 (given effect of the 2022 and 2024 Reverse Stock Split) of the Company’s common shares, at a purchase price of $296.0 per share (given effect of the 2022 and 2024 Reverse Stock Split). The Company sold the common shares for aggregate gross proceeds of $15,910,000. The net proceeds from the transactions were $14,637,200, after deducting certain fees due to the placement agent and the Company’s transaction expenses and will be used for working capital and general corporate purposes.

Pursuant to a service agreement dated September 25, 2021, the Company issued 5,328 (given effect of the 2022 and 2024 Reverse Stock Split) shares to Fortune Fintech Limited (“Fortune”) on December 28, 2021, as compensation of an investor relationship consulting program. The fair value of the shares on the grant date was $319,820.

On December 20, 2021, the Company entered into a Securities Purchase Agreement with a single investor pursuant to which the investor will make a $2,000,000 investment in the Company in a Regulation S private placement. Under the terms of the Purchase Agreement, the investor will purchase 62,500 common shares (given effect of the 2022 and 2024 Reverse Stock Split) of the Company at a purchase price of $32.0 per share (given effect of the 2022 and 2024 Reverse Stock Split). The gross proceeds of the transaction were $2.0 million before deducting fees and other expenses.

Pursuant to a restricted stock award agreement dated December 17, 2021, the board issued 6,641 shares (given effect of the 2022 and 2024 Reverse Stock Split) to employees as 2020 awards on December 31, 2021. The fair value of the shares on the grant date was $475,514.

Pursuant to the restricted stock award agreement dated December 24, 2021, the board issued 3,656 shares (given effect of the 2022 and 2024 Reverse Stock Split) to former employees on December 31, 2021. The fair value of the shares on the grant date was $229,028.

Effective on July 13, 2022, the Company approved a reverse stock split of the Company’s authorized and issued and outstanding shares of common stock, par value $0.001 per share, at a ratio of 10-for-1 (the “2022 Reverse Stock Split”). As a result of the 2022 Reverse Stock Split, the Company’s authorized shares of common stock reduced from 500,000,000 shares to 50,000,000 shares (before the effect of the 2024 Reverse Stock Split), and the par value per share was increased from $0.001 to $0.01 (before the effect of the 2024 Reverse Stock Split).

On August 12, 2022, the Company entered into a common stock purchase agreement with VG Master Fund SPC (“Investor”). Under this common stock purchase agreement, subject to specified terms and conditions, the Company could, from time to time during the term of the purchase agreement, sell to Investor up to the lesser of (a) $5.5 million worth of shares of common stock, par value $0.08 per share (given effect of the 2024 Reverse Stock Split), and (b) the maximum amount of securities the Company is permitted to issue under its existing shelf registration statement, which was declared effective by the SEC on July 21, 2020. In consideration for entering into the purchase agreement, the Company issued 6,667 shares of common stock (given effect of the 2024 Reverse Stock Split) to Investor as direct offering costs. The fair value of the shares on the grant date was $146,137. The $146,137 was capitalized and was subsequently reduced to $112,748 which was included in “Deferred offering cost” on the accompanying consolidated balance sheets for the year ended December 31, 2023 and nil for the year ended December 31, 2024. The Company sold 131,250 common shares (given effect of the 2024 Reverse Stock Split) for aggregate net proceeds of $1,223,251 to the Investor after reduction of $33,389 direct offering cost. The proceeds will be used for working capital and general corporate purposes.

On October 26, 2022, the Company adopted a resolution to amend the Company’s Memorandum and Articles of Association to increase the maximum number of shares that the Company is authorized to issue from 50,000,000 to 5,000,000,000 (before the effect of the 2024 Reverse Stock Split).

On October 29, 2022, the Company entered into a Securities Purchase Agreement (“Agreement 1”) with an investor. Pursuant to Agreement 1, the Company agreed to sell to this investor 50,000 (given effect of the 2024 Reverse Stock Split) shares of common stock at a purchase price of $4.72 (given effect of the 2024 Reverse Stock Split) for a consideration of $236,000. The Company issued 50,000 (given effect of the 2024 Reverse Stock Split) shares to this purchaser on December 3, 2022 and received consideration on December 30, 2022.

On November 23, 2022, the Company entered into a Securities Purchase Agreement (“Agreement 2”) with an investor. Pursuant to Agreement 2, the Company agreed to sell to this investor 62,500 (given effect of the 2024 Reverse Stock Split) shares of common stock at a purchase price of $4.12 (given effect of the 2024 Reverse Stock Split) for a consideration of $257,500. The Company issued 62,500 shares (given effect of the 2024 Reverse Stock Split) to this purchaser on December 7, 2022 and received consideration on December 23, 2022.

On February 22, 2023, the Company issued an unsecured senior convertible promissory note of $40.0 million to a non-U.S. investor. The note has an original principal amount of $40,000,000 and investor paid a purchase price of $32,000,000, reflecting an original issue discount of 20%. On February 24, 2023, the investor converted all outstanding balance of notes into ordinary shares, par value $0.08 (given effect of the 2024 Reverse Stock Split) per share, at conversion price of $4 (given effect of the 2024 Reverse Stock Split) per share, which represents 10,000,000 (given effect of the 2024 Reverse Stock Split) ordinary shares.

On March 31, 2023, the Company issued a senior convertible promissory note of not more than $70.0 million to an investor. The notes have an original issue discount of 20%, resulting in an aggregate purchase price for the offering of up to $56 million assuming the full purchase of notes under the Agreement. On May 11, 2023, the investor converted $2.82 million of outstanding balance of the note into ordinary shares, par value $0.08 (given effect of the 2024 Reverse Stock Split) per share, at conversion price of $5.64 per share (given effect of the 2024 Reverse Stock Split), which represents 500,000 ordinary shares (given effect of the 2024 Reverse Stock Split). On October 4, 2023, the Company completed the conversion of $30.0 million of outstanding balance of the note into ordinary shares, at a conversion price of $2.4 per share (given effect of the 2024 Reverse Stock Split), which represents 12,500,000 ordinary shares (given effect of the 2024 Reverse Stock Split). On August 26, 2024, the Company completed the conversion of $705,000 of outstanding balance of the note into ordinary shares, at a conversion price of $2.4 per share (given effect of the 2024 Reverse Stock Split), which represents 293,750 ordinary shares (given effect of the 2024 Reverse Stock Split).

On June 7, 2023, the Company issued a senior convertible promissory note of $7.0 million to the sellers of Alpha Mind. On June 14, 2023, the sellers converted $3,950,000 of outstanding balance of the note into ordinary shares, par value $0.01 per share, at a conversion price of $3.16 per share (given effect of the 2024 Reverse Stock Split), which represents 1,250,000 ordinary shares (given effect of the 2024 Reverse Stock Split).

During fiscal year 2023 and 2024, the Company received $1,430,000 and $2,550,000 from VG Master Fund SPC, for the purpose of purchasing common stock from the Company. These transactions were subsequently rescinded in 2024, with no shares issued. The received amount was initially presented as “Shares to be issued” on the consolidated balance sheet for the year ended December 31, 2023, short-term in nature, non-interest bearing, unsecured and repayable on demand, and was reduced to nil for the year ended December 31, 2024.

On November 21, 2024, the Company adopted a resolution to amend the Company’s Memorandum and Articles of Association to increase the maximum number of shares that the Company is authorized to issue from 5,000,000,000 to 625,000,000.

On December 18, 2024, the Company approved a 1-for-8 reverse stock split of the Company’s authorized and issued and outstanding shares of common stock, par value $0.01 per share (the “2024 Reverse Stock Split”). As a result of the 2024 Reverse Stock Split, the Company’s authorized shares of common stock reduced from 5,000,000,000 shares to 625,000,000 shares, and the par value per share was increased from $0.01 to $0.08. All share and per share amount in the accompanying financial statement for the prior periods have been retroactively adjusted to reflect the 2022 and 2024 Reverse Stock Split.

As a result, there were 25,186,864 common shares issued and outstanding as of December 31, 2024.

Share-based compensation

On January 14, 2020, the 2019 Share Incentive Plan was approved by the Company’s shareholders at the Annual Meeting, the purpose of which is to provide an incentive for employees and consultant contributing to the Company. The Company has Stock Option Plan with 25,000 shares (given effect of the 2022 and 2024 Reverse Stock Split) authorized for issuance under the Plan. The fair value of restricted share units granted with service conditions is estimated based on the fair market value of the underlying ordinary shares of the Company on the date of grant.

Pursuant to a service agreement dated July 21, 2020, the Company issued 9,375 shares (given effect of the 2022 and 2024 Reverse Stock Split) to Tony Wayne Network Technology Co., Limited (“Tony Wayne”) on July 30, 2020 as compensation for a Hong Kong and China based consulting program. The fair value of the shares on the grant date was $1,005,000. The Company recognized the $1,005,000 in full as stock-based compensation to nonemployee during the year ended December 31, 2020.

Pursuant to a service agreement dated September 25, 2021, the Company issued 5,328 shares (given effect of the 2022 and 2024 Reverse Stock Split) to Fortune Fintech Limited (“Fortune”) on December 28, 2021 as compensation of an investor relationship consulting program. The fair value of the shares on the grant date was $319,820.

Subject to 2019 Share Incentive Plan, pursuant to the restricted stock award agreement dated December 17, 2021, the Board issued 6,641 shares (given effect of the 2022 and 2024 Reverse Stock Split) to employees as 2020 awards on December 31, 2021. The fair value of the shares on the grant date was $475,514. Pursuant to a restricted stock award agreement dated December 24, 2021, the board issued 3,656 shares (given effect of the 2022 and 2024 Reverse Stock Split) to former employees on December 31, 2021. The fair value of the shares on the grant date was $229,028.

The Company recognized the fair value of the shares $1,024,361 as stock-based compensation to employee and nonemployee during the year ended December 31, 2021. As of the date of this report, all the authorized shares under the 2019 Share Incentive Plan were issued.

On January 17, 2022, the 2021 Share Incentive Plan was approved by the Company’s shareholders at the Annual Meeting, the purpose of which is to provide an incentive for employees and consultant contributing to the Company. The Company has a Stock Option Plan with 37,500 shares (given effect of the 2022 and 2024 Reverse Stock Split) authorized for issuance under the Plan. The fair value of restricted share units granted with service conditions is estimated based on the fair market value of the underlying ordinary shares of the Company on the date of grant. As of the date of this report, there were 37,500 shares (given effect of the 2022 and 2024 Reverse Stock Split) available for issuance under the 2021 Share Incentive Plan.

NOTE 17 - STATUTORY RESERVE

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

Gujia has sustained losses since establishment. During the years ended December 31, 2024, 2023 and 2022, no appropriation to statutory reserves was required as it incurred recurring net losses.

NOTE 18 – COMMITMENTS AND CONTINGENCIES

Operating Lease Commitment

The Company leases office space under non-cancelable operating lease agreements, which end at various dates in 2025 and 2026. As of December 31, 2024, the Company’s operating leases had a weighted average remaining lease term of 1.17 years and a weighted average discount rate of 4.32%. Future lease payments under operating leases as of December 31, 2024 were as follows:

December 31, 2024
2025	$396,191
2026	$42,125
Total future lease payments	$438,316
Less imputed interest	$(13,993)
Total lease liabilities	$424,323
Less: current portion	$(383,153)
Operating lease liability, non-current	$41,170

The amortization of the right-of-use asset and interest expense related to the lease liability are recorded as lease expense to produce a straight-line recognition effect in the income statement. For the year ended December 31, 2024, the Company had operating lease costs of $437,665 and short-term lease costs of $59,570. For the year ended December 31, 2023, the Company had operating lease costs of $446,149 and short-term lease costs of $54,867. For the year ended December 31, 2022, the Company had operating lease costs of $373,022 and short-term lease costs of $52,246. Cash paid for amounts included in the measurement of operating lease liabilities were $445,424, $419,855 and $402,730 during the years ended December 31, 2024, 2023 and 2022, respectively.

Contingencies

In the normal course of business, MM Global is engaged in various trading and brokerage activities on a principal and agency basis through a clearing broker. As a regulated FINRA broker-dealer, MM Global is subject to regulatory trading inquiries and investigations to determine whether any violations of federal securities or FINRA rules may have occurred. During fiscal year ended December 31, 2022, FINRA’s Department of Enforcement concluded its investigation and alleges that there have been violations of the federal securities laws and FINRA rules. FINRA has issued the settlement for MM Global with a fine of $450,000 to pay through 3 years, an installment plan fee of $38,250, and a prohibition from providing market access to customers for a period of two years. The settlement also prohibits MM Global from engaging in any business in which MM Global provides market access to customers unless and until a registered principal or officer of MM Global certifies in writing to FINRA that the firm revised and enhanced its AML and supervisory procedures related to detecting and investigating suspicious trading activity and potential market manipulation. During the fiscal year ended December 31, 2024, the Company had made payment in the amount of $125,550 and as of December 31, 2024, the payable to FINRA was in the amount of $83,700. The current portion of payable was included in “Accrued liabilities and other payables” on the accompanying consolidated balance sheets and the non-current portion of payable was included in “Accrued liabilities, non-current” on the accompanying consolidated balance sheets.

NOTE 19 – CONCENTRATIONS

Customer

The following table sets forth information as to each customer that accounted for 10% or more of the Company’s revenue for the years ended December 31, 2024, 2023 and 2022.

Customer	Year Ended December 31, 2024		Year Ended December 31, 2023		Year Ended December 31, 2022
A	99.6%		*	%	* %
B	*	%	92.0%		* %
C	*	%	*	%	37.4%
E	*	%	*	%	25.6%
F	*	%	*	%	24.7%

*	Less than 10%

NOTE 20 – SEGMENT INFORMATION

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

The following tables present summary information by segment:

	Market data services and consulting services	Introducing broker services	Unallocated	Total
Year Ended December 31, 2024
REVENUE	$-	$1,868,333	$-	$1,868,333

GROSS PROFIT	$-	$1,525,250	$-	$1,525,250

NET INCOME (LOSS)	$-	$971,425	$(92,139,705)	$(91,168,280)

DEPRECIATION AND AMORTIZATION	$46,759	$-	$-	$46,759
CAPITAL EXPENDITURE	$5,036	$-	$-	$5,036

Year Ended December 31, 2023
REVENUE	$824,098	$45,837	$-	$869,935

GROSS PROFIT	$660,399	$36,588	$-	$696,987

NET LOSS FROM CONTINUING OPERATIONS	$(1,532,533)	$(402,500)	$(5,913,347)	$(7,848,380)

DEPRECIATION AND AMORTIZATION	$45,782	$-	$-	$45,782
CAPITAL EXPENDITURE	$970	$-	$-	$970

Year Ended December 31, 2022
REVENUE	$696,668	$376,683	$-	$1,073,351

GROSS PROFIT	$542,167	$300,100	$-	$842,267

NET LOSS FROM CONTINUING OPERATIONS	$(2,850,985)	$(623,782)	$(2,189,612)	$(5,664,379)

DEPRECIATION AND AMORTIZATION	$66,428	$-	$-	$66,428
CAPITAL EXPENDITURE	$3,792	$-	$-	$3,792

As of December 31, 2024
TOTAL ASSETS	$6,488,002	$1,619,121	$57,799,734	$65,906,857
As of December 31, 2023
TOTAL ASSETS	$7,586,067	$325,115	$149,076,038	$156,987,220

NOTE 21 – SUBSEQUENT EVENTS

The following subsequent events were evaluated on April 9, 2025, the date the financial statements were issued.

Except as set forth below, there were no events that occurred subsequent to December 31, 2024 that require adjustment to or disclosure in the consolidated financial statements.

On March 12, 2025, MMTEC entered into a Share Transfer Agreement (the “Agreement”) with HAI TEC. Pursuant to the Agreement, MMTEC agreed to transfer all outstanding shares in HC Securities, a wholly-owned subsidiary of MMTEC, to HAI TEC, for a total consideration of HK$16,573,925 (equivalent to approximately USD 2.13 million). The share transfer was completed on March 12, 2025, resulting HC Securities becoming a wholly-owned subsidiary of HAI TEC.