Form 20-F
period 2025-12-31
MMTEC, INC.
filed 2026-04-02
CIK 1742518

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

On December 31, 2025, the issuer had 99,587,811 shares issued and outstanding.

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

Yes ☒             No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Except where the context otherwise requires and for purposes of this Annual Report only:

Depending on the context, the terms “we,” “us,” “our company,” and “our” refer to MMTEC, INC., a BVI company, and its consolidated subsidiaries:

●	MM Future Technology Ltd. (“MM Future”), a Hong Kong incorporated limited company.

●	MM Fund Services Limited (“MM Fund”), a Cayman Islands incorporated limited company (dissolved effective as of June 30, 2025).

●	MM Capital Management Limited (“MM Capital”), a Cayman Islands incorporated limited company.

●	MM Fund SPC (“MM SPC”), a Cayman Islands incorporated segregated portfolio company (disposed on November 18, 2023).

●	Gujia (Beijing) Technology Co., Ltd (“Gujia”), a PRC incorporated limited company.

●	Meimei Zhengtong (Beijing) Technology Co., Ltd., a PRC incorporated entity (dissolved effective as of June 8, 2018).

●	MMBD Trading Limited (“MMBD Trading”), a British Virgin Islands incorporated limited company.

●	MM Global Securities, INC. (“MM Global”), a State of Illinois corporation.

●	HC Securities (HK) Limited (“HC Securities”), formerly known as MM Global Capital Limited, a Hong Kong incorporated limited company.

●	MMBD Investment Advisory Company Limited (“MMBD Advisory”), a State of New York corporation (disposed on November 18, 2023).

●	Fundex SPC (“Fundex SPC”), a Cayman Islands incorporated segregated portfolio company (disposed on November 18, 2023).

●	Haichuan Zhixin (Beijing) Technology Co., Ltd (“Haichuan Zhixin”), a PRC incorporated limited company (dissolved effective as of December 26, 2025).

●	Alpha Mind Technology Limited (“Alpha Mind”), a British Virgin Islands incorporated limited company (disposed on December 28, 2023).

●	HAI TEC INC. (“HAI TEC”), a British Virgin Islands incorporated limited company.

●	HAI Capital Management Ltd (“Hai Capital”), a British Virgin Islands incorporated limited company.

●	HC Investment Limited (“HC Investment”), a Hong Kong incorporated limited company.

●	“common shares” refer to our common shares, $0.08 par value per share,

●	“China” and “PRC” refer to the People’s Republic of China, excluding, for the purposes of this report only, Macau, Taiwan and Hong Kong, and

●	all references to “RMB,” “yuan” and “Renminbi” are to the legal currency of China, and all references to “USD,” “$”, and “U.S. dollars” are to the legal currency of the United States.

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

We have incurred substantial losses in several recent periods as we have sought to expand our operations. We recorded net loss of approximately $56.1 million and $91.2 million for the years ended December 31, 2025 and 2024, respectively, and net income of approximately $45.5 million for the year ended December 31, 2023. Our net loss for the year ended December 31, 2025 was primarily attributable to the allowance for credit losses on notes receivable, loss on sale of notes receivable, and interest expense on convertible promissory notes. Our net loss for the year ended December 31, 2024 was primarily attributable to the allowance for credit losses on notes receivable. Our net income for the year ended December 31, 2023 was primarily attributable to Alpha Mind, a subsidiary we acquired in June 2023 and sold in December 2023. We may incur losses in future periods. If our future revenues do not increase sufficiently, or even if our future revenues increase but we are unable to manage our expenses, we may not achieve and maintain profitability in the future periods.

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

These acquisitions may be necessary in order for us to enter into or develop new product areas. Strategic alliances, acquisitions, and joint ventures involve a number of risks and present financial, managerial and operational challenges, including:

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

In April 2019, the Company acquired the remaining 75.1% of outstanding securities of MMBD Trading Ltd., a British Virgin Islands company (“MMBD”). The acquisition closed on October 18, 2019, following the receipt by the Company of requisite corporate and regulatory approvals, including, without limitation, FINRA CMA application approval, and the Company’s Audit Committee’s review and approval of the terms and provisions of this transaction involving related parties. Following and as a result of this acquisition, MMBD has become a wholly-owned subsidiary of the Company. On March 23, 2020, the Company acquired all outstanding securities of MMBD Investment Advisory Company Limited (“MMBD Advisory”) for a consideration of $1,000. Prior to this transaction, all outstanding securities of MMBD Advisory were owned by Hinman Au, a director and 1.7% shareholder of the Company. MMBD Advisory was formed in January 2018 in the U.S. and was registered as an investment advisor firm under the laws of the State of New York on May 7, 2018. Over the last several years, financial services firms have been operating in an evolving regulatory environment. The industry has experienced an extended period of significant change in laws and regulations governing the financial services industry, as well as increased scrutiny from various regulators. Penalties and fines imposed by regulatory authorities have increased substantially in recent years. We may be adversely affected by changes in the interpretation or enforcement of existing laws, rules, and regulations. There is also increased regulatory scrutiny (and related compliance costs) as we continue to grow and surpass certain consolidated asset thresholds established under the Dodd-Frank Act, which have the effect of imposing enhanced standards and requirements on larger institutions. Broker-dealers and investment advisers are subject to regulations covering all aspects of the securities business, including, but not limited to: sales and trading methods; trade practices among broker-dealers; use and safekeeping of clients’ funds and securities; capital structure of securities firms; anti-money laundering efforts; recordkeeping; and the conduct of directors, officers and employees. Any violation of these laws or regulations could subject us to the following events, any of which could have a material adverse effect on our business, financial condition and prospects: civil and criminal liability; sanctions, which could include the revocation of our subsidiaries’ registrations as investment advisers or broker-dealers; the revocation of the licenses of our financial advisors; censures; fines; or a temporary suspension or permanent bar from conducting business. Failure to comply with regulatory capital requirements primarily applicable to our company, our bank subsidiaries, or our broker-dealer subsidiaries would significantly harm our business.

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

The capital and credit markets continue to experience varying degrees of volatility and disruption. In some cases, the markets have exerted downward pressure on availability of liquidity and credit capacity for businesses similar to ours. Without sufficient liquidity, we could be required to limit or curtail our operations or growth plans, and our business would suffer. Notwithstanding the self-funding nature of our operations, we may sometimes be required to fund timing differences arising from the delayed receipt of client funds associated with the settlement of client transactions in securities markets. These timing differences are funded either with internally generated cash flow or, if needed, with funds drawn under our revolving credit facility. We may also need access to capital in connection with the growth of our business, through acquisitions or otherwise. In the event current resources are insufficient to satisfy our needs, we may need to rely on financing sources such as bank debt. The availability of additional financing will depend on a variety of factors such as:

●	market conditions,

●	the general availability of credit,

●	the volume of trading activities,

●	the overall availability of credit to the financial services industry,

●	our credit ratings and credit capacity, and

●	the possibility that our lenders could develop a negative perception of our long- or short-term financial prospects as a result of industry- or company-specific considerations. Similarly, our access to funds may be impaired if regulatory authorities or rating organizations take negative actions against us.

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

In connection with the sale of Alpha Mind to XChange TEC.INC (formerly known as “FLJ Group Limited”) (“XChange”), we were issued a Secured Promissory Note in the amount of $153 million (the “XChange Note”). As of the date of this report, we have received repayment from XChange of approximately $9.14 million, and sold $51,988,242 of the outstanding amount, of which the unpaid principal is $50,000,000 and unpaid interest is $1,988,242, to a third party. The maturity date of the XChange Note was extended to December 31, 2025, with a provision that if any balance remains outstanding on that date, it will automatically extend to the end of the following year, pursuant to the Amendments to Secured Promissory Notes entered into by the Company and XChange dated June 30, 2025. The XChange Note is convertible into shares of XChange if the remaining balance of approximately of $93.86 million of the XChange Note is not paid in full by the maturity date. Since we do not hold a controlling interest in XChange, the XChange Note and the XChange shares underlying the XChange Note could be deemed under the Investment Company Act to exceed 40% of our total assets, exclusive of government securities cash items and on an unconsolidated basis, and accordingly, we may be deemed to be a transient investment company.

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

Classification as an investment company under the Investment Company Act requires registration with the Securities and Exchange Commission (“SEC”). If an investment company fails to register, it would have to stop doing almost all business, and its contracts would become voidable. Registration is time consuming and restrictive and would require a restructuring of our operations, and we would be very constrained in the kind of business we could do as a registered investment company. Further, we would become subject to substantial regulation concerning management, operations, transactions with affiliated persons and portfolio composition, and would need to file reports under the Investment Company Act regime. The cost of such compliance would result in our incurring substantial additional expenses, and the failure to register if required would have a materially adverse impact on our ability to conduct our operations.

The XChange Note is subject to collection risk due to XChange’s going concern uncertainty, which may result in impairment of the XChange Note or receipt of XChange shares with limited value.

The XChange Note has an outstanding principal balance of approximately $93.86 million as of the date of this report. The XChange Note is secured by all of the issued and outstanding equity of Alpha Mind and all of the assets of Alpha Mind and its subsidiaries. In its Annual Report on Form 20-F for the fiscal year ended September 30, 2025, XChange disclosed that its independent registered public accounting firm included an explanatory paragraph in its audit report questioning XChange’s ability to continue as a going concern.

XChange reported that it generated net losses of RMB 71.3 million, RMB 226.8 million, and RMB 748.4 million (approximately $105.1 million) in fiscal years 2023, 2024, and 2025, respectively, and had an accumulated deficit of RMB 4,605.2 million (approximately $646.9 million) as of September 30, 2025. XChange further reported that its current liabilities exceeded its current assets by RMB 909.3 million as of September 30, 2025. XChange’s auditors noted that these factors, among others, raise substantial doubt about XChange’s ability to continue as a going concern.

XChange has disclosed that it intends to repay the XChange Note using cash flows generated by its operations or through debt or equity offerings or loans, but that it may not be able to obtain financing or fundraising on favorable terms or at all. If XChange fails to perform its payment obligations under the XChange Note, we may exercise our collateral rights with respect to the equity and assets of Alpha Mind. However, there can be no assurance that the value of such collateral will be sufficient to satisfy the amounts owed under the XChange Note. Alpha Mind operates through contractual arrangements with variable interest entities (VIEs) in China, and the enforceability of such arrangements and the ability to realize value from the collateral may be subject to significant legal and regulatory uncertainties in China.

If XChange is unable to continue as a going concern or if the value of the collateral securing the XChange Note declines, we may be required to record an impairment of the XChange Note and may not recover the full amount owed to us. Additionally, if we convert the XChange Note into shares of XChange in accordance with our conversion rights, the value of such shares may be limited or may decline substantially due to XChange’s financial difficulties. Any impairment of the XChange Note or decline in the value of XChange shares we receive could have a material adverse effect on our financial condition and results of operations.

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

MMTEC, INC. (“MMTEC”) was founded on January 4, 2018 under the laws of the British Virgin Islands (the “BVI”). Our main operations are conducted through and by the PRC based operating entity, Gujia, based in Beijing, China. On April 20, 2018, we incorporated MM Fund for the purpose of providing administration services to the private equity funds industry. On May 28, 2018 and August 8, 2018, we incorporated MM Capital and MM SPC, respectively, for the purpose of providing assets management and investment services to clients. On March 19, 2018, MMTEC acquired a wholly owned subsidiary, MM Future Technology Limited (“MM Future”). MM Future was incorporated in Hong Kong on October 31, 2017 for the purpose of being a holding company for the equity interest in Gujia. In addition, our company acquired 24.9% of the outstanding securities of MMBD Trading on March 28, 2018 and acquired the remaining 75.1% on April 25, 2019. The acquisition was closed on October 18, 2019. MMBD Trading acquired a wholly owned subsidiary, MM Global on August 16, 2017. MM Global located in New York, NY. MM Global changed its corporate name from “MM Global, Inc” to “MM Global Securities, Inc.” effective as of February 25, 2019. On March 15, 2019, the Company incorporated HC Securities, a Hong Kong company, for the purpose of providing assets management and investment services to clients. HC Securities is a wholly-owned subsidiary of MMTEC. HC Securities changed its corporate name from “MM Global Capital Limited” to “HC Securities (HK) Limited”, effective on December 22, 2021. HC Securities applied license to SFC and was approved on December 21, 2021. HC Securities is licensed on dealing in securities, advising on securities and asset management. On July 9, 2019, we acquired 49% of a newly-formed entity called Xchain Fintech Pte.Ltd., (“Xchain”), a Singapore company, for the purpose of providing technical support for the construction and development of a new solutions for the existing problems of the traditional financial industry, the difficulty experienced by investors in investing and allocating investment assets globally, and the protection of funds and investments by using advanced technologies, such as artificial intelligence, big data analysis and blockchain. On March 23, 2020, we acquired all outstanding securities of MMBD Advisory. MMBD Advisory was formed in January 2018 in the U.S. and is registered as an investment advisor firm under the laws of the State of New York on May 7, 2018. The firm intends to offer non-discretionary investment advisory services to individuals and advisory services to private fund managers. We have developed and deployed a series of platforms which comprise a business chain that enables PRC-based hedge funds, mutual funds, registered investment advisors, proprietary trading groups, and brokerage firms to engage in securities market transactions and settlements globally. Fundex SPC was incorporated on September 13, 2021, as a wholly-owned subsidiary of MM Capital Management Limited, for the purpose of providing asset management services to clients. On June 7, 2023, the Company acquired 85% of Alpha Mind for aggregate purchase price of $99,650,000 and sold its interest in Alpha Mind to XChange on December 28, 2023 for the aggregate purchase price of $153,000,000. On November 18, 2023, the Company disposed of all of its interests in MMBD Advisory, MM Capital, MM SPC and Fundex SPC. On February 16, 2024, the Company incorporated HAI TEC INC. (“HAI TEC”) under the laws of the BVI, for the purpose of being a holding company for the equity interest in our operating subsidiaries in China and other countries and regions. HAI TEC is a wholly-owned subsidiary of MMTEC. On March 12, 2025, the Company transferred all outstanding shares in HC Securities to HAI TEC, for a total consideration of HK$16,573,925 (equivalent to approximately $2.13 million). The share transfer was completed on March 12, 2025, resulting in HC Securities becoming a wholly-owned subsidiary of HAI TEC. On June 30, 2025, MM Fund was struck from the Company Register and thereupon dissolved. Haichuan Zhixin, our wholly-owned subsidiary of MM Future incorporated on April 13, 2023, was dissolved on December 26, 2025. On September 26, 2025, the Company incorporated Hai Capital Management Ltd (“Hai Capital”) under the laws of the BVI. Hai Capital is a wholly-owned subsidiary of MMTEC. On October 3, 2025, the Company incorporated HC Investment Limited (“HC Investment”), a Hong Kong company. HC Investment is a wholly-owned subsidiary of HAI TEC.

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

Our principal place of business is located at c/o MM Future Technology Limited, Room 2302, 23rd Floor, 308 Des Voeux Road Central, Sheung Wan, Hong Kong. Our telephone number at this address is +852 36908356. Our registered office in the British Virgin Islands is located at the offices of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Our agent for service of process in the United States is Corporation Services Company, located at 251 Little Falls Drive, Wilmington, DE 19808. We maintain our website at http://www.haisc.com. The information contained on, or linked from, our website is not a part of this annual report.

The Company had 99,587,811 ordinary shares issued and outstanding as of December 31, 2025.

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

One-stop private fund investment management fund solution – for small and medium-sized private funds with a management scale of more than $1 million and less than $100 million, we provide the following one-stop establishment and investment trading solutions to assist with:

●	establishing private equity funds, registration, administration, and management of such funds.

●	building PTN investment management system, deployment of investment transaction, fund management, risk control, ERP and other modules.

●	opening trading accounts, handling valuation, liquidation and investment redemptions.

●	marketing.

Corporate History and Background

●	MMTEC, INC. –We formed MMTEC, INC., our BVI holding company on January 4, 2018.

●	MM Future– Our wholly-owned Hong Kong subsidiary, was incorporated on October 31, 2017.

●	Gujia – Our operating company in China and a wholly-owned subsidiary of MM Future.

●	Meimei Zhengtong (Beijing) Technology Co., Ltd., – A PRC incorporated entity (dissolved effective as of June 8, 2018).

●	MM Fund – Our wholly-owned Cayman Islands subsidiary, which was incorporated on April 20, 2018 (dissolved effective as of June 30, 2025).

●	MM Capital – Our wholly-owned Cayman Islands subsidiary, was incorporated on May 28, 2018, and was disposed on November 18, 2023.

●	HC Securities (HK) Limited – Formerly known as MM Global Capital Limited, a wholly-owned Hong Kong subsidiary, was incorporated on March 15, 2019.

●	MM SPC – MM SPC was incorporated on August 8, 2018, as a wholly-owned subsidiary of MM Capital, was disposed on November 18, 2023.

●	MMBD Trading – Our wholly-owned subsidiary of MMTEC, acquired in October 2019.

●	MM Global Securities, INC. – Our operating company in New York and a wholly-owned subsidiary of MMBD Trading Limited.

●	MMBD Investment Advisory Company Limited – Our wholly-owned subsidiary of MMTEC, acquired in March 2020, was disposed on November 18, 2023.

●	Fundex SPC – Fundex SPC was incorporated on September 13, 2021, as a wholly-owned subsidiary of MM Capital, was disposed on November 18, 2023.

●	Haichuan Zhixin – Our wholly-owned subsidiary of MM Future, was incorporated in April 2023 (dissolved effective as of December 26, 2025).

●	Alpha Mind – Our 85% owned subsidiary of MMTEC, acquired on June 7, 2023 and disposed on December 28, 2023.

●	HAI TEC – Our wholly-owned subsidiary of MMTEC, was incorporated on February 16, 2024.

●	Hai Capital – Our wholly-owned subsidiary of MMTEC, was incorporated on September 26, 2025.

●	HC Investment – Our wholly-owned subsidiary of HAI TEC, was incorporated on October 3, 2025.

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

Pursuant to the Equity Acquisition Agreement dated as of May 16, 2023, the Company acquired an 85% ownership stake in Alpha Mind for a consideration of $99,650,000 on June 7, 2023. Pursuant to an Equity Acquisition Agreement dated as of November 22, 2023, the Company sold all of its interests in Alpha Mind to XChange for consideration of $153 million on December 28, 2023, which was paid in the form of a Secured Promissory Note made by XChange (the “XChange Note”). On April 26, 2024, the Company entered into a “Share Transfer Commitment Letter for Secured Promissory Note” with XChange (the “Commitment Letter”). Pursuant to the Commitment Letter, XChange reaffirmed its promise to pay the principal sum of $153,000,000 under the XChange Note, together with interest on the unpaid note on or prior to June 30, 2024 (the “Maturity Date”). In addition, pursuant to the Commitment Letter if XChange fails to pay the amounts due under the XChange Note, the Company will have the right to convert the unpaid principal and interest to shares of XChange at a discount of between 20% and 70% of the market price of such shares. The Maturity Date of the XChange Note was extended to December 31, 2025, with a provision that if any balance remains outstanding on that date, it will automatically extend to the end of the following year, pursuant to the Amendments to Secured Promissory Notes entered into by the Company and XChange dated June 30, 2025.

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

On March 12, 2025, the Company transferred all outstanding shares in HC Securities to HAI TEC, for a total consideration of HK$16,573,925 (equivalent to approximately $2.13 million). The share transfer was completed on March 12, 2025, resulting in HC Securities becoming a wholly-owned subsidiary of HAI TEC.

MM Fund was dissolved on June 30, 2025. Haichuan Zhixin was dissolved on December 26, 2025.

On September 26, 2025, the Company incorporated Hai Capital Management Ltd (“Hai Capital”) under the laws of the BVI. Hai Capital is a wholly-owned subsidiary of MMTEC.

On October 3, 2025, the Company incorporated HC Investment Limited (“HC Investment”), a Hong Kong company. HC Investment is a wholly-owned subsidiary of HAI TEC.

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

Employees

Our principal offices are located in Hong Kong Special Administrative Region; we also have a technical research & development center in Beijing, office in Shenzhen, China, and we also operate a broker-dealer in New York City. As of April 2, 2026, we employed 31 people on a full-time basis, comprised of 3 employees in management, 20 employees in sales and marketing, 2 employee in research and development, and 6 employees in administration.

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

Properties

Our headquarters is located at Room 2302, 23/F, 308 Des Voeux Road Central, Hong Kong. Our research and development center is located in Beijing. All of the facilities are leased. We believe our facilities are adequate for our current needs and we do not believe we will encounter any difficulty in extending the terms of the leases by which we occupy our respective premises. A summary description of our facilities locations follows:

Office	Address	Rental Term	Space
Headquarters	Room 2302, 23/F, 308 Des Voeux Road Central, Hong Kong	October 25, 2025 – October 24, 2026	969 sq. Ft.

New York Center	575 Lexington Avenue New York, NY, 10022, USA	February 1, 2025 – February 28 , 2026	Approximately 200 sq. Ft.

Beijing Research & Development Center	AF, 16/F, Block B, Jiacheng Plaza, 18 Xiaguangli, Chaoyang District, Beijing 100027	December 1, 2025 – November 30, 2027	6,920.66. sq. Ft.

Beijing Center	Room 2501, Block A, Yuanyangxinganxian Building, Xiaguangli, Chaoyang District, Beijing 100027	October 8, 2024 – October 7, 2026	4,262.72 sq. Ft.

Shenzhen Center	Room 401-10, Fangda Building, Keji Nan 12th Road, Nanshan District, Shenzhen, Guangdong	March 13, 2025 – March 12, 2026	269.1 sq. Ft.

Legal Proceedings

In the normal course of business, MM Global is engaged in various trading and brokerage activities on a principal and agency basis through a clearing broker. As a regulated FINRA broker-dealer MM Global is subject to regulatory trading inquiries and investigations to determine whether any violations of federal securities or FINRA rules may have occurred. As such, MM Global has responded to FINRA inquires.  MM Global submitted a Letter of Acceptance, Waiver, and Consent for the purpose of proposing a settlement of the alleged rule violations on September 9, 2022. Without admitting or denying the findings by FINRA related to Case Number 20190626230, the Company was censured, fined $450,000. Two individuals’ registration capacities were suspended for 45 days, fined $20,000 and $5,000 respectively. The Company elected to pay the fine via a 36 months’ installment plan with $38,250 installment fee. As of December 31, 2025, all the Company’s fine has been fully paid.

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

Cash Transfers Within Our Organization

During each of the fiscal years ended December 31, 2023, 2024 and 2025, the only transfer of assets among MMTEC and its subsidiaries have consisted of cash. During that same period, there have been no distributions or dividends by any of our direct or indirectly held subsidiaries to MMTEC. During that same period MMTEC has not declared any dividends or made any distributions to its shareholders, including its U.S. investors, and we do not anticipate declaring a dividend in the foreseeable future.

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

The cash transfers within the organization during the above-referenced periods were as follows:

For The Year 2025
Company (Wire transfer from)	Company (Wire transfer to)	Amount		Equivalent to amount (USD)	Purpose	Asset Type
MMTEC	MM Future	US$	3,230,000	3,230,000	Capital contribution	Cash
MMTEC	HAI TEC	HK$	4,000	514	Capital contribution	Cash
MMTEC	HAI TEC	US$	670,000	670,000	Capital contribution	Cash
MM Future	Gujia	RMB	15,033,356	2,100,000	Capital contribution	Cash
MM Global	MMBD Trading	US$	500,000	500,000	Withdraw investment	Cash

For The Year 2024
Company (Wire transfer from)	Company (Wire transfer to)	Amount		Equivalent to amount (USD)	Purpose	Asset Type
MMTEC	MMBD Trading	US$	480,000	480,000	Capital contribution	Cash
MMTEC	MM Future	US$	2,700,000	2,700,000	Capital contribution	Cash
MMTEC	HC Securities	HK$	1,948,898	250,000	Capital contribution	Cash
MMTEC	HAI TEC	HK$	120,000	15,379	Capital contribution	Cash
MM Future	Gujia	RMB	13,141,334	1,850,000	Capital contribution	Cash
MMBD Trading	MM Global	US$	465,000	465,000	Capital contribution	Cash

For The Year 2023
Company (Wire transfer from)	Company (Wire transfer to)	Amount		Equivalent to amount (USD)	Purpose	Asset Type
MMTEC	MMBD Trading	US$	355,000	355,000	Capital contribution	Cash
MMTEC	MM Future	US$	205,000	205,000	Capital contribution	Cash
MMTEC	HC Securities	HK$	5,779,911	740,000	Capital contribution	Cash
MM Global	MMBD Trading	US$	220,000	220,000	Withdraw investment	Cash
MM Future	HC Securities	HK$	1,482,779	190,000	Intercompany loan for working capital	Cash
MM Future	Gujia	RMB	5,896,208	825,000	Capital contribution	Cash
MMBD Trading	MM Future	US$	220,000	220,000	Intercompany loan for working capital	Cash
MMBD Trading	MM Global	US$	355,000	355,000	Capital contribution	Cash

The enforceability and treatment of the intercompany agreements within our organization, including the intercompany loan agreements described above used in connection with intercompany cash transfers, have not been tested in court.

C.	Organizational Structure

The following chart illustrates the Company’s organizational structure as of April 2, 2026:

D.	Property, Plant and Equipment

For a listing of our properties, see “Item 4.B. Business Overview - Properties.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations for the years ended December 31, 2025, 2024 and 2023 should be read in conjunction with our consolidated financial statements and related notes to those consolidated financial statements that are included elsewhere in this report. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this report.

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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Comparison of Results of Operations for the Years Ended December 31, 2025, 2024 and 2023.

Revenue

The following table sets forth the components of our net revenues by amounts and percentages of our total net revenues for the periods presented:

	For the Year Ended December 31,
	2025		2024
	US$	%	US$	%
Net revenues:
Placement agent services	807,500	100.0%	1,860,000	99.6%
Other revenue	-	-%	8,333	0.4%
Total net revenues	807,500	100.0%	1,868,333	100.0%

For the years ended December 31, 2025 and 2024, our fully owned subsidiary, MM Global, operates as a securities broker-dealer, generated Placement agent services revenue of $807,500 and $1,860,000, and other related revenue of nil and $8,333, for the years ended December 31, 2025 and 2024, respectively.

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

For the years ended December 31, 2025, 2024 and 2023, cost of revenue was $633,000, $343,083 and $172,948, respectively.

Gross Profit and Gross Margin

Our gross profit was $174,500 for the year ended December 31, 2025, representing gross margin of 21.6%. Gross profit was $1,525,250 for the year ended December 31, 2024, representing gross margin of 81.6%. Gross profit was $696,987 for the year ended December 31, 2023, representing gross margin of 80.1%. Our gross margin decreased primarily attributable to increased costs associated with placement agent service for the year ended December 31, 2025.

Operating Expenses

During the years ended December 31, 2025, 2024 and 2023, operating expenses included selling and marketing, payroll and related benefits, professional fees, and other general and administrative expenses.

Selling and Marketing Expenses

Selling and marketing expenses totaled $342,816 for the year ended December 31, 2025, as compared to $715,976 for the year ended December 31, 2024, a decrease of $373,160 or 52.1%. During the year ended December 31, 2025, the decrease was primarily attributable to the decreased need of related expenses of investment banking business.

Selling and marketing expenses totaled $715,976 for the year ended December 31, 2024, as compared to $901,319 for the year ended December 31, 2023, a decrease of $185,343 or 20.6%. During the year ended December 31, 2024, the decrease was primarily attributable to the decreased need of related expenses of investment banking business.

Payroll and Related Benefits

Payroll and related benefits totaled $1,909,154 for the year ended December 31, 2025, as compared to $2,082,886 for the year ended December 31, 2024, a decrease of $173,732 or 8.3%. The decrease in payroll and related benefits is primarily due to personnel changes of the Company.

Payroll and related benefits totaled $2,082,886 for the year ended December 31, 2024, as compared to $2,512,781 for the year ended December 31, 2023, a decrease of $429,895 or 17.1%. As a result of the reduction of software development business, the Company decreased the level of spending on software development department.

Professional Fees

For the years ended December 31, 2025, 2024 and 2023, Professional Fees consisted of the following:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2025	2024	2023
Audit fees	$305,417	$326,498	$581,909
Legal fees	190,982	183,809	230,499
Financial consulting fees	84,842	166,225	191,255
Others	43,911	28,667	27,611
	$625,152	$705,199	$1,031,274

●	For the year ended December 31, 2025, audit fees decreased by $21,081, or 6.5%, as compared to the year ended December 31, 2024. The decrease was primarily due to the decrease of annual audit fee. For the year ended December 31, 2024, audit fees decreased by $255,411, or 43.9%, as compared to the year ended December 31, 2023. The decrease was primarily due to the absence of audit fees associated with business acquisitions or material corporate actions during 2024.

●	For the year ended December 31, 2025, legal fees increased by $7,173, or 3.9%. The increase was primarily attributable to the Company incurred additional legal expenses in connection with its F-3 Shelf Registration on Nasdaq. For the year ended December 31, 2024, legal fees decreased by $46,690, or 20.3%. The decrease was primarily attributable to the reduced expenditures associated with SEC- related legal matters.

●	For the year ended December 31, 2025, financial consulting fees decreased by $81,383, or 49.0%. For the year ended December 31, 2024, financial consulting fees decreased by $25,030, or 13.1%. The decrease was primarily attributable to the less demand for financial consulting in 2025 and 2024 respectively.

●	For the year ended December 31, 2025, other miscellaneous items increased by $15,244, or 53.2%. For the year ended December 31, 2024, other miscellaneous items increased by $1,056, or 3.8%. The variances were primarily attributable to the normal fluctuation of the Company’s business.

Other General and Administrative Expenses

For the years ended December 31, 2025, 2024 and 2023, other general and administrative expenses consisted of the following:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2025	2024	2023
Rent and related utilities	$436,912	$468,298	$458,422
Technical service fee	7,743	7,986	27,363
NASDAQ application and listing fee	90,100	85,000	53,981
Travel and entertainment	176,519	65,386	153,475
Bad debt expense	-	164,800	-
Regulatory Fee	56,699	12,398	5,677
Others	331,665	277,753	393,032
	$1,099,638	$1,081,621	$1,091,950

●	For the year ended December 31, 2025, rent and related utilities decreased by $31,386, or 6.7%, as compared to the year ended December 31, 2024. The decrease was primarily attributable to the reduction in rental price in renewed lease agreement. For the year ended December 31, 2024, rent and related utilities increased by $9,876, or 2.2%, as compared to the year ended December 31, 2023. The increase was primarily attributable to the changes in short-term lease.

●	For the year ended December 31, 2025, technical service fee decreased by $243, or 3.0%. For the year ended December 31, 2024, technical service fee decreased by $19,377, or 70.8%. The decrease was primarily attributable to demand for technical service reduction in 2025 and 2024.

●	For the year ended December 31, 2025, NASDAQ application and listing fees increased by $5,100, or 6.0%, as compared to the year ended December 31, 2024. For the year ended December 31, 2024, NASDAQ application and listing fees increased by $31,019, or 57.5%, as compared to the year ended December 31, 2023. The increase was primarily attributable to the increase of NASDAQ annual listing fees.

●	For the year ended December 31, 2025, travel and entertainment expenses increased by $111,133, or 170.0%, as compared to the year ended December 31, 2024. The increase was primarily due to the increase of travel expenses for management. For the year ended December 31, 2024, travel and entertainment expenses decreased by $88,089, or 57.4%, as compared to the year ended December 31, 2023. The decrease was primarily due to the reduction of corporate travel expenditures of the Company’s management.

●	For the year ended December 31, 2025, 2024 and 2023, bad debt expense was nil, $164,800, and nil, respectively. The Company fully recorded allowance for bad debts of loan receivable from HY Future Limited of $164,800 in 2024.

●	For the year ended December 31, 2025, regulatory fees increased by $44,301, or 357.3%, as compared to the year ended December 31, 2024. For the year ended December 31, 2024, regulatory fees increased by $6,721, or 118.4%, as compared to the year ended December 31, 2023. The regulatory fees mainly consist of SEC filing fee and the fine paid by the Company in connection with a settlement entered into with FINRA in 2022.

●	Other general and administrative expenses were primarily comprised of office supplies, internet service fee, and depreciation. For the year ended December 31, 2025, other general and administrative expenses increased by $53,912, or 19.4%, compared to the year ended December 31, 2024. The increase is mainly attributable to higher miscellaneous office expenses in 2025. For the year ended December 31, 2024, other general and administrative expenses decreased by $115,279, or 29.3%, compared to the year ended December 31, 2023. The decrease was primarily attributable to the stabilization of office expenditures at routine operational levels, in contrast to the costs incurred in 2023.

Loss from Operations

As a result of the foregoing, for the year ended December 31, 2025, loss from operations amounted to $3,802,260, as compared to $3,060,432 for the year ended December 31, 2024, an increase of $741,828, or 24.2%. For the year ended December 31, 2024, loss from operations amounted to $3,060,432, as compared to $4,840,337 for the year ended December 31, 2023, a decrease of $1,779,905, or 36.8%.

Other Income (Expense)

Other income (expense) mainly includes interest income from bank deposits and receivables, interest income from notes receivable, interest expense on convertible promissory notes, impairment on long-term investment and recovery of the impairment, recovery of bad debt allowance on loan receivable, allowance for credit losses on notes receivable, loss on sale of notes receivable, other income (expense), and foreign currency transaction gain (loss).

Other expense, net, totaled $52,264,012 for the year ended December 31, 2025, as compared to other expense of $88,083,323 for the year ended December 31, 2024, a decrease of $35,819,311, which was mainly attributable to a decrease in interest income from notes receivable of $3,190,193 and increase in interest income from bank deposits of $283,952, increase in interest expense from the convertible promissory notes of $6,263,338, decrease in allowance for credit losses on notes receivable of $66,348,938, and increase in loss on sale of notes receivable of $21,292,430.

Other expense, net, totaled $88,083,323 for the year ended December 31, 2024, as compared to other expense of $3,008,043 for the year ended December 31, 2023, an increase of $85,075,280, which was mainly attributable to an increase in interest income from notes receivable of $4,553,242, decrease in interest expense from the convertible promissory notes of $2,272,292, increase in allowance for credit losses on notes receivable of $90,236,242.

Income Taxes

We have $8,973 of income tax expense for the year ended December 31, 2025, $24,525 of income tax expense for the year ended December 31, 2024, and nil for the year ended December 31, 2023.

Net Loss from Continuing Operations

Our net loss from continuing operations was $56,075,245 for the year ended December 31, 2025, as compared to net loss from continuing operations of $91,168,280 for the year ended December 31, 2024, a decrease of $35,093,035, or 38.5%.

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

Net Income (Loss)

As a result of the factors described above, our net loss was $56,075,245 for the year ended December 31, 2025. Our net loss was $91,168,280 for the year ended December 31, 2024. Our net income was $45,419,381 for the year ended December 31, 2023.

Foreign Currency Translation Adjustment

Our reporting currency is the U.S. dollar. The functional currency of our parent company, MMTEC, and MM Future, MM Fund, MMBD Trading, HC Securities, MM Global and HAI TEC is the U.S. dollar. The functional currency of Gujia and Haichuan Zhixin is RMB. The financial statements of our subsidiaries whose functional currency is the RMB are translated to U.S. dollars using period end rates of exchange for assets and liabilities, average rate of exchange for revenue and expenses and cash flows, and at historical exchange rates for equity. As a result of foreign currency translations, which are a non-cash adjustment, we reported a foreign currency translation gain of $20,277 and $69,610 for the years ended December 31, 2025 and 2024 respectively, and a foreign currency translation loss of $138,414 for the year ended December 31, 2023. This non-cash adjustment had the effect of decreasing our reported comprehensive loss in 2025 and 2024, and decreasing our reported comprehensive income in 2023.

Comprehensive Income (Loss)

As a result of our foreign currency translation adjustment, we had a comprehensive loss of $56,054,968 and $91,098,670 for the years ended December 31, 2025 and 2024, a comprehensive income of $45,372,059 for the year ended December 31, 2023.

Foreign Currency Exchange Rate Risk

We have operations in China. Thus, our revenues and operating results may be impacted by exchange rate fluctuations between RMB and US dollars. For the years ended December 31, 2025, 2024 and 2023 we had unrealized foreign currency translation gain of approximately $20,000 and $70,000, unrealized foreign currency translation loss of approximately $138,000, respectively, because of changes in the exchange rate.

Inflation

The effect of inflation on our revenue and operating results was not significant.

B.	Liquidity and Capital Resources

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis. As of December 31, 2025 and 2024, we had cash balance of approximately $8,190,000 and $2,870,000, respectively. A portion of these funds are kept in financial institutions located in China.

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

The following table sets forth a summary of changes in our working capital from December 31, 2024 to December 31, 2025:

			December 31, 2024 to
			December 31, 2025
	December 31,	December 31,		Percentage
	2025	2024	Change	Change
Working capital:
Total current assets	$8,363,307	$3,020,546	$5,342,761	176.9%
Total current liabilities	669,202	7,320,692	(6,651,490)	(90.9)%
Working capital	$7,694,105	$(4,300,146)	$11,994,251	(278.9)%

Our working capital increased by $11,994,251 to $7,694,105 as of December 31, 2025 from working capital deficiency of $4,300,146 as of December 31, 2024. The increase in working capital was primarily attributable to an increase in cash and cash equivalents of approximately $5,316,000, a decrease in salary payable of approximately $141,000, an increase in advance from customer of approximately of $100,000, a decrease in accrued liabilities and other payables of approximately $6,518,000.

Because the exchange rate conversion is different for the consolidated balance sheets and the consolidated statements of cash flows, the changes in assets and liabilities reflected on the consolidated statements of cash flows are not necessarily identical with the comparable changes reflected on the consolidated balance sheets.

Cash Flows for the Years Ended December 31, 2025, 2024 and 2023

The following summarizes the key components of our cash flows for the years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Net cash provided by (used in) operating activities	$(3,693,655)	$722,853	$(5,151,508)
Net cash provided by (used in) investing activities	9,000,000	629,540	(86,538,549)
Net cash provided by (used in) financing activities	-	(241,750)	89,666,750
Effect of exchange rate on cash and cash equivalents	9,916	(1,188)	(27,104)
Net increase (decrease) in cash and cash equivalents	$5,316,261	$1,109,455	$(2,050,411)

Net cash flow used in operating activities for the year ended December 31, 2025 was $3,693,655, which primarily reflected our net loss from continuing operations of $56,075,245, and the changes in operating assets and liabilities primarily consisting of a decrease of operating lease liability of approximately $427,000, a decrease in accrued liabilities and other payables of approximately $123,000, an increase in prepaid expenses and other current assets of approximately $23,000, an increase in advance from customer of $100,000, a decrease in salary payable of $143,000, and adjusted for non-cash items consisting of noncash lease expense $403,000, depreciation of approximately $84,000, allowance for credit losses on notes receivable of approximately $23,887,000, imputed interest expense of approximately $8,686,000, loss on sale of notes receivable of approximately $21,292,000 and interest income of approximately of $1,363,000.

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

Net cash flow provided by investing activities was $9,000,000 for the year ended December 31, 2025 as compared to net cash flow provided by investing activities of $629,540 and net cash flow used in investing activities of $86,538,549 for the year ended December 31, 2024 and 2023. During the year ended December 31, 2025, the Company received $4,000,000 from notes receivable and $5,000,000 from the sale of notes receivable. During the year ended December 31, 2024, the Company made payments for purchases of property and equipment of approximately $5,000, received from loan from third parties of approximately $635,000. During the year ended December 31, 2023, the Company made payments for purchases of property and equipment of approximately $1,000, paid for business acquisition, net of cash required of $87,000,000, offset by proceeds from disposal of property and equipment of approximately $8,000, cash received from return of long-term investment of approximately $439,000, and loan repayment from third parties of approximately $878,000.

Net cash flow provided by or used in financing activities was nil for the year ended December 31, 2025, as compared to net cash flow used in financing activities $241,750 and net cash flow provided by financing activities $89,666,750 for the years ended December 31, 2024 and 2023. During the year ended December 31, 2024, we repaid short-term loan of $241,750 to HuaMei Trading. During the year ended December 31, 2023, we received proceeds from issuance of convertible promissory note of $88,000,000, and received cash from loan payable and other payable of $1,671,750.

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

On March 31, 2023, the Company commenced a registered direct offering of Senior Convertible Promissory Notes with an institutional investor pursuant to a securities purchase agreement of the same date. Pursuant to the Agreement the Purchaser may purchase Senior Convertible Promissory Notes in the aggregate original principal amount of not more than $70 million. The Notes will mature on the second anniversary of their issuance date, or March 31, 2025. The Notes have an original issue discount of 20%, resulting in an aggregate purchase price for the Offering of up to $56 million assuming the full purchase of Notes under the Agreement. On May 11, 2023, the Purchaser converted $2.82 million of outstanding balance of the note into ordinary shares, par value $0.01 ($0.08 given effect of the 2024 Reverse Stock Split) per share, at conversion price of $0.705 ($5.64 given effect of the 2024 Reverse Stock Split) per share, which represents 4,000,000 (500,000 given effect of the 2024 Reverse Stock Split) ordinary shares. On September 29, 2023, the Purchaser converted $30 million of outstanding balance of the note into ordinary shares, par value $0.01 ($0.08 given effect of the 2024 Reverse Stock Split) per share, at conversion price of $0.30 ($2.4 given effect of the 2024 Reverse Stock Split) per share, which represents 100,000,000 (12,500,000 given effect of the 2024 Reverse Stock Split) ordinary shares. On August 26, 2024, the Company completed the conversion of $705,000 of outstanding balance of the note into ordinary shares, at a conversion price of $0.30 ($2.4 given effect of the 2024 Reverse Stock Split) per share, which represents 2,350,000 (293,750 given effect of the 2024 Reverse Stock Split) ordinary shares. On December 26, 2024, the Company entered into an agreement with the Purchaser (the “Extension Agreement”) pursuant to which the Company and the Purchaser mutually agreed to extend the term of the Notes to six years from the issuance date, or March 31, 2029, and to amend the interest rate of the Notes to 2% per annum. The other provisions of the Notes remain unchanged. On September 19, 2025, the Company completed the conversion of $36,475,000 of outstanding balance of the note and 7,495,960 accrued interests payable into ordinary shares, at a conversion price of $0.591 per share, which represents 74,400,947 ordinary shares.

On May 16, 2023, the Company entered into an Equity Acquisition Agreement (the “Purchase Agreement”) with Alfa Crest Investment Limited, a British Virgin Islands company (“Alfa Crest”), CapitoLabs Limited, a British Virgin Islands company (“CapitoLabs”, and together with Alfa Crest, the “Sellers”) and Alpha Mind. Pursuant to the Purchase Agreement, the Company acquired an 85% ownership stake in Alpha Mind for an aggregate purchase price of $99,650,000 (the “Purchase Price”). At the closing of the transaction, which occurred on June 7, 2023, the Company paid the Purchase Price to the Sellers as follows: (a) $1.0 million credited from an earlier good faith deposit made by the MMTEC to the Sellers on May 8, 2023, (b) $91,650,000 was paid by MMTEC to the Sellers in cash, and (c) remaining $7.0 million was paid by MMTEC to the Sellers in the form of a convertible promissory note. In accordance with the Purchase Agreement, the Company issued to the sellers a senior convertible promissory note (the “Note”) for the remaining $7.0 million of the Purchase Price. The Note accrued interest at 1% per annum and has a 24-month maturity. The Note is convertible at any time and the conversion price will be calculated with a discount of fifty-four percent (54%) to the lowest closing price of the last twenty (20) trading days immediately prior to the date of the conversion notice. On June 14, 2023, the sellers converted $3,950,000 of outstanding balance of the note into ordinary shares, par value $0.01 ($0.08 given effect of the 2024 Reverse Stock Split) per share, at a conversion price of $0.395 ($3.16 given effect of the 2024 Reverse Stock Split) per share, which represents 10,000,000 (1,250,000 given effect of the 2024 Reverse Stock Split) ordinary shares.

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

As a result, the Company has 99,587,811 ordinary shares issued and outstanding as of December 31, 2025.

C.	Research and development, patents and licenses

Expenditures for research and product development costs are expensed as incurred.

For the years ended December 31, 2025, 2024 and 2023, research and development expenses were $40,215, $73,285, and $363,958, respectively, included in “Cost of revenue”, “Payroll and related benefits” and “Other general and administrative” on the accompanying consolidated income statements.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Gender	Position
Xiangdong Wen (1) (2)	41	Male	Chairman of the Board and Chief Executive Officer
Min Kong (1) (4)	37	Male	Chief Financial Officer, Director
Qingshun Meng (1) (3) (5) (6) (7)	66	Male	Independent Director
Dan Fu (1) (4) (5) (6) (7)	39	Female	Independent Director
Xiaofei Ren (1) (3) (5) (6) (7)	54	Female	Independent Director, Chairman of Audit Committee

(1)	The individual’s business address is c/o Gujia (Beijing) Technology Co., Ltd., AF, 16/F, Block B, Jiacheng Plaza, 18 Xiaguangli, Chaoyang District, Beijing, 100027 China.

(2)	Class C director whose term expires at the 2028 succeeding annual meeting of shareholders.

(3)	Class B director whose term expires at the 2027 succeeding annual meeting of shareholders.

(4)	Class A director whose term expires at the 2026 annual meeting of shareholders.

(5)	Member of audit committee.

(6)	Member of compensation committee.

(7)	Member of nominating committee.

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

B.	Compensation

Executive Compensation

The following table shows the annual compensation paid by us for the years ended December 31, 2025, 2024 and 2023:

			Equity	All Other	Total
Name/principal position	Year	Salary	Compensation	Compensation	Paid
Xiangdong Wen, CEO	2023	$320,329	$-	$7,929	$328,258
	2024	$186,594	$-	$-	$186,594
	2025	$141,527	$-	$-	$141,527
Min Kong, CFO	2023	$108,310	$-	$8,934	$117,244
	2024	$107,320	$-	$-	$107,320
	2025	$107,541	$-	$8,989	$116,530

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

	2023	2024	2025
Number of Employees	42	34	31

E.	Share Ownership

See Item 7 below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

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

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to subscribe for within 60 days of April 2, 2026. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all common shares that they beneficially own, subject to applicable community property laws. None of the stockholders listed in the table are a broker-dealer or an affiliate of a broker-dealer. None of the stockholders listed in the table are located in the United States and none of the common shares held by them are located in the United States. Applicable percentage ownership is based on 99,587,811 common shares outstanding as of April 2, 2026. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o MM Future Technology Limited. Room 2302, 23rd Floor, 308 Des Voeux Road Central, Sheung Wan, Hong Kong.

	Beneficial Ownership
Name of Beneficial Owner	Common Shares	Percentage
Xiangdong Wen * (1)	40,950	0.0%
Min Kong *	4,375	0.0%
Qingshun Meng *	-	**
Dan Fu *	-	**
Xiaofei Ren *	-	**
All officers and directors as a group (5 persons)	45,325	0.0%

5% or greater beneficial owners	-	** %

5% or greater beneficial owners as a group	-	** %

*	Officer and/or director of our company

**	Less than 1%

(1)	Represent (i) 38,700 shares owned by Mr. Wen and (ii) 2,250 shares owned by MMBD Information Technology Limited, of which Mr. Wen holds 33.33%. This takes into account the 1-for-10 reverse stock split on the Company’s common stock that was effectuated on July 13, 2022, and 1-for-8 reverse stock split on the Company’s common stock that was effected on December 18, 2024. MMBD Information Technology Limited, a Hong Kong corporation with the mailing address of Rm 18D 27/F Ho King Comm. Ctr., 2-16 Fayuen St. Mongkok, Hong Kong 999077 China.

As of April 2, 2026, there were 62 registered holders of record of our common shares, based upon information received from our stock transfer agent. However, this number does not include beneficial owners whose shares were held of record by nominees or broker dealers. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company. To our knowledge, no other shareholder beneficially owns more than 5% of our shares. Our company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. Our major shareholders do not have any special voting rights.

B.	Related Party Transactions

Due to Related Parties

As of December 31, 2025 and 2024, balances of due to related parties were $0.

Shareholders’ Contribution

During the years ended December 31, 2025, 2024 and 2023, there were no shareholder contributions to the Company for working capital needs.

C.	Interests of Experts and Counsel

Not required.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

See Item 18 for our audited consolidated financial statements.

Legal Proceedings

In the normal course of business, MM Global is engaged in various trading and brokerage activities on a principal and agency basis through a clearing broker. As a regulated FINRA broker-dealer MM Global is subject to regulatory trading inquiries and investigations to determine whether any violations of federal securities or FINRA rules may have occurred. As such, MM Global has responded to FINRA inquires and continues to be subject to an open matter. MM Global submits Letter of Acceptance, Waiver, and Consent for the purpose of proposing a settlement of the alleged rule violations on September 9, 2022. Without admitting or denying the findings by FINRA related to Case Number 2019062623, the Company was censured, fined $450,000. Two individuals’ registration capacities were suspended for 45 days, fined $20,000 and $5,000 respectively. The Company elected to pay the fine via a 36 months’ installment plan with $38,250 installment fee. As of December 31, 2025, all the Company’s fine has been fully paid.

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

The information required by Item 10.B of Form 20-F is included in the sections titled “Our Business,” “Directors and Executive Officers,” “Related Party Transactions,” and “Underwriting” in our Registration Statement on Form F-1 initially filed with the SEC on October 22, 2018, and subsequently updated (File No.: 333-227934), which section is incorporated herein by reference.

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

On May 16, 2023, the Company entered into an Equity Acquisition Agreement (the “Purchase Agreement”) with Alfa Crest Investment Limited, a British Virgin Islands company (“Alfa Crest”), CapitoLabs Limited, a British Virgin Islands company (“CapitoLabs”, and together with Alfa Crest, the “Sellers”) and Alpha Mind. Pursuant to the Purchase Agreement, the Company acquired an 85% ownership stake in Alpha Mind for an aggregate purchase price of $99,650,000 (the “Purchase Price”). At the closing of the transaction, which occurred on June 7, 2023, the Company paid the Purchase Price to the Sellers as follows: (a) $1.0 million credited from an earlier good faith deposit made by the MMTEC to the Sellers on May 8, 2023, (b) $91,650,000 was paid by MMTEC to the Sellers in cash, and (c) remaining $7.0 million was paid by MMTEC to the Sellers in the form of a convertible promissory note. In accordance with the Purchase Agreement, the Company issued to the sellers a senior convertible promissory note (the “Note”) for the remaining $7.0 million of the Purchase Price. The Note accrued interest at 1% per annum and has a 24-month maturity. The Note is convertible at any time and the conversion price will be calculated with a discount of fifty-four percent (54%) to the lowest closing price of the last twenty (20) trading days immediately prior to the date of the conversion notice. On June 14, 2023, the sellers converted $3,950,000 of outstanding balance of the note into ordinary shares, par value $0.01 ($0.08 given effect of the 2024 Reverse Stock Split) per share, at a conversion price of $0.395 ($3.16 given effect of the 2024 Reverse Stock Split) per share, which represents 10,000,000 (1,250,000 given effect of the 2024 Reverse Stock Split) ordinary shares.

On November 22, 2023, the Company entered into an Equity Acquisition Agreement with BCI, XChange and Alpha Mind. Pursuant to the Purchase Agreement, the Company sold all of its interests in Alpha Mind to XChange for $153 million on December 28, 2023, which was paid in the form of a secured promissory note (the “XChange Note”). The XChange Note is secured by all of the issued and outstanding equity of Alpha Mind as well as all of the assets of Alpha Mind and its subsidiaries. On April 26, 2024, the Company entered into a “Share Transfer Commitment Letter for Secured Promissory Note” with XChange (the “Commitment Letter”). Pursuant to the Commitment Letter, XChange reaffirmed its promise to pay the principal sum of $153,000,000 under the XChange Note, together with interest on the unpaid note on or prior to June 30, 2024 (the “Maturity Date”). In addition, pursuant to the Commitment Letter if XChange fails to pay the amounts due under the XChange Note, the Company will have the right to convert the unpaid principal and interest to shares of XChange at a discount of between 20% and 70% of the market price of such shares. The Maturity Date of the XChange Note was extended to December 31, 2025, with a provision that if any balance remains outstanding on that date, it will automatically extend to the end of the following year, pursuant to the Amendments to Secured Promissory Notes entered into by the Company and XChange dated June 30, 2025.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Interest Rate Risk

As of December 31, 2025 and 2024, we had no short-term borrowings. Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash deposits with our banks. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates.

Credit Risk

As of December 31, 2025 and 2024, we had cash and cash equivalents of $8,185,502 and $2,869,241, respectively. Our cash and cash equivalents are invested primarily in savings and deposit accounts with original maturities of three months or less. Savings and deposit accounts generate a small amount of interest income.

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

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. The RMB appreciated by 3.21% in fiscal year 2024 and depreciated by 2.22% in fiscal year 2025. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

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

As of December 31, 2025, we have used all amounts of the net proceeds from our IPO.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2025. Based on that evaluation, management, including our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures as of December 31, 2025 were effective.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

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

Notwithstanding that management has concluded that our internal control over financial reporting was effective as of December 31, 2025, a weakness has been identified due to the need for a prior-year restatement in the 2024 financial statements. This restatement is related to adjustments made to the previously issued financial statements for the year ended December 31, 2023. The restatement reflects the identification of certain errors in the accounting treatment of certain transactions, which were discovered after the issuance of the 2023 financials. This error was not initially detected due to limitations in the design and operation of our internal controls surrounding the review and reconciliation process for those specific transactions. While management has taken appropriate corrective actions to address this issue, including enhancements to our financial reporting controls, the need for the restatement indicates a deficiency in the effectiveness of our internal controls during the 2023 fiscal year. As a result, we are in the process of strengthening these controls to ensure the accurate reporting of financial results and to prevent similar occurrences in the future. We believe the restatement and the steps taken to address this matter will further enhance the overall effectiveness of our internal control over financial reporting.

Changes in Internal Controls over Financial Reporting

Except as discussed above, during the year ended December 31, 2025, there were no changes in the Company’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect our company’s internal control over financial reporting. It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance; our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth the aggregate fees by categories specified below that are billed or made payable for certain professional services rendered by HTL International, LLC, Assentsure PAC and MaloneBailey, LLP, our principal external auditors, directly to us during the periods indicated.

	2025	2024
Audit fees(1)	$221,800	$240,000
Audit-related fees(2)	54,750	30,900
Tax Fees(3)	-	-
All Other Fees	-	-

Notes:

(1)	“Audit fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accounting firm for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)	“Audit-related fees” represents the aggregate fees of services that are reasonably related to performance of the audit or review or our financial statements and are nor reported under “Audit Fees.” These services include attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.

(3)	“Tax fees” consist of fees for professional services rendered by the principal accounting firm for tax compliance, tax advice, and tax planning.

It is the policy of our Audit Committee to evaluat and pre-approve the scope and cost of any engagement of an auditor before the auditor renders any its audit and non-audit services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

No purchase of our securities were made by us or our affiliates in the 2025 fiscal year.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Dismissal of AssentSure PAC on January 25, 2026

On January 25, 2026, the Company dismissed its independent accountant, AssentSure PAC (“AssentSure”), an independent audit firm, effective immediately, and appointed HTL International, LLC (“HTL”) as our independent auditor for the fiscal year ending December 31, 2025, effective as of January 26, 2026. HTL is located in Houston and has not been identified by the PCAOB as a firm that the PCAOB is unable to fully inspect and investigate. The appointment of HTL was made after careful consideration and evaluation process by the Company and has been approved by the audit committee and the board of directors of the Company.

During the years ended December 31, 2025 and 2024, and during the subsequent interim period from the end of the most recently completed fiscal year through January 25, 2026, the date of dismissal, there were no “disagreements” (as described in Item 304(a)(1)(iv) of Regulation S-K) with AssentSure on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreement(s), if not resolved to the satisfaction of AssentSure would have caused it to make reference to such disagreement in its reports for such periods. Furthermore, no “reportable events” occurred during the years ended December 31, 2025 and 2024, or subsequently up to January 25, 2026. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v) of Item 304 of Regulation S-K.

The Company provided AssentSure with a copy of this disclosures under this Item 16F prior to its filing with the Securities and Exchange Commission (the “SEC”) and requested that AssentSure furnish the Company with a letter addressed to the SEC stating whether it agrees with the above statements and, if it does not agree, stating the respects in which it does not agree. A copy of the letter of AssentSure to the SEC, dated January 29, 2026, is attached as Exhibit 16.1 by reference to the Form 6-K for January 2026 filed on January 29, 2026, stating AssentSure agrees with the statements made by the Company.

During the two years ended December 31, 2025 and 2024, and during the subsequent interim period through the Engagement Date, the Company did not consult with HTL regarding: (i) the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and no written or oral advice was provided by HTL that was an important factor considered by the Company in reaching a decision as to accounting, auditing or financial reporting issues, or (ii) any matter that was either the subject of a disagreement or event, as set forth in Item 304(a)(1)(iv) or Item 304(a)(1)(v) of Regulation S-K.

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

ITEM 18. FINANCIAL STATEMENTS

The financial statements are filed as part of this Annual Report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association (6).
2.1	Specimen Share Certificate (1).
2.2	Description of Securities (10)
4.1	Underwriting Agreement (1)
4.2	Employment Agreement between the Company and CEO (1).
4.3	Employment Agreement between the Company and CFO (1).
4.4	Individual Loan Contract with Zhen Fan (1).
4.5	Individual Loan Contract with Xiangdong Wen (1).
4.6	Lease Agreement (1).
4.7	Share Repurchase Agreement (1).
4.8	Form of Securities Purchase Agreement entered into on February 22, 2021, by MMTec, Inc. and certain institutional investors (2).
4.9	Form of Securities Purchase Agreement entered into on December 20, 2021, by MMTec, Inc. and an investor (3).
8.1	List of Subsidiaries of the Registrant (1).
10.1	Secured Promissory Note, dated December 28, 2023 made by XChange in the amount of $153,000,000 in favor of the Company. (11)
10.2	Equity Acquisition Agreement, dated November 22, 2023, by and among FLJ Group Limited, Alpha Mind Technology Limited, MMTec, Inc., and Burgeon Capital Inc. (4)
10.3	Senior Convertible Promissory Note, dated June 7, 2023, made by MMTec, Inc., in the original principal amount of $7,000,000 (5)
10.4	Equity Acquisition Agreement, dated May 16, 2023, by and among MMTec, Inc., Alfa Crest Investment Limited, CapitoLabs Limited, and Alpha Mind Technology Limited. (7)
10.5	Form of Securities Purchase Agreement (8)
10.6	Form of Senior Convertible Note (Incorporated by reference to Exhibit A to the Form of Securities Purchase Agreement filed as Exhibit 10.5 to this Form 20-F) (8)
10.7	Form of Securities Purchase Agreement (9)
10.8	Share Transfer Commitment Letter for Secured Promissory Note, dated April 26, 2024, by and between FLJ Group Limited and MMTec, Inc. (12)
11.1	Code of Conduct and Ethics (1).
11.2	Insider Trading Policy. (14)
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of HTL International, LLC.
15.2	Consent of AssentSure PAC
97.1	Dodd-Frank Restatement Recoupment Policy (13)
99.1	Charter of the Audit Committee (1).
99.2	Charter of the Compensation Committee (1).
99.3	Charter of the Nominating Committee (1).
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

(1)	Previously filed as part of the registration statement filed with the SEC on October 22, 2018 and incorporated by reference herein by reference.

(2)	Incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K filed with the SEC on February 22, 2021.

(3)	Incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K filed with the SEC on December 21, 2021.

(4)	Incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K filed with the SEC on November 22, 2023.

(5)	Incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K filed with the SEC on June 8, 2023.

(6)	Incorporated by reference to Exhibit 3.1 to the Company’s Report on Form 6-K filed with the SEC on December 12, 2024.

(7)	Incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K filed with the SEC on May 17, 2023.

(8)	Incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 6-K filed with the SEC on March 31, 2023.

(9)	Incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 6-K filed with the SEC on February 22, 2023.

(10)	Incorporated by reference to Exhibit 2.2 to the Company’s Annual Report on Form 20-F filed with the SEC on April 30, 2024.

(11)	Incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 20-F filed with the SEC on April 30, 2024.

(12)	Incorporated by reference to Exhibit 10.8 to the Company’s Annual Report on Form 20-F filed with the SEC on April 30, 2024.

(13)	Incorporated by reference to Exhibit 97.1 to the Company’s Annual Report on Form 20-F filed with the SEC on April 30, 2024.

(14)	Incorporated by reference to Exhibit 11.2 to the Company’s Annual Report on Form 20-F filed with the SEC on April 9, 2025.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

April 2, 2026	MMTec, Inc.

	By:	/s/ Xiangdong Wen
		Name:	Xiangdong Wen
		Title:	Chief Executive Officer (Principal Executive Officer)

April 2, 2026	By:	/s/ Min Kong
		Name:	Min Kong
		Title:	Chief Financial Officer (Principal Financial and Accounting Office)

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025, 2024 and 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

MMTEC, INC.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of MMTEC, INC. and its subsidiaries (collectively, the “Company”) as of December 31, 2025, and the related consolidated statements of operations and comprehensive income/(loss), changes in shareholders’ equity, and cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current year audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there were no critical audit matters.

/s/ HTL International, LLC
We have served as the Company’s auditor since 2026.
Houston, Texas
April 2, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of MMTEC, INC.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of MMTEC, INC. (the “Company”) as of December 31, 2024, the related consolidated statements of operations and comprehensive income/(loss), changes in shareholders’ equity, and cash flows, for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Assentsure PAC
Singapore
April 9, 2025
PCAOB ID Number 6783

We served as the Company’s auditors from 2023 to 2026.

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

	As of
	December 31, 2025	December 31, 2024
	US$	US$
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$8,185,502	$2,869,241
Security deposits - Current	8,089	8,040
Prepaid expenses and other current assets	169,716	143,265

Total current assets	8,363,307	3,020,546

NON-CURRENT ASSETS:
Security deposits - Non-current	135,781	137,281
Property and equipment, net	2,506	85,849
Notes receivable	9,409,560	62,226,244
Operating lease right-of-use asset	507,251	436,937

Total non-current assets	10,055,098	62,886,311

Total assets	$18,418,405	$65,906,857

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Salary payable	$194,100	$335,597
Advance from customer	100,000	-
Accrued liabilities and other payables	84,399	6,601,942
Operating lease liabilities - Current	290,703	383,153

Total current liabilities	669,202	7,320,692

NON-CURRENT LIABILITIES:
Operating lease liabilities - Non-current	180,046	41,170
Convertible promissory notes	3,050,000	31,941,830

Total non-current liabilities	3,230,046	31,983,000

Total liabilities	3,899,248	39,303,692

Commitments and Contingencies

SHAREHOLDERS’ EQUITY:
Common shares ($0.08 par value, 625,000,000 shares authorized; 99,587,811 and 25,186,864 shares issued and outstanding at December 31, 2025 and December 31, 2024) *	7,967,024	2,014,949
Additional paid-in capital	130,728,219	92,709,334
Accumulated profits (deficit)	(123,994,872)	(67,919,627)
Accumulated other comprehensive loss	(181,214)	(201,491)

Total shareholders’ equity	14,519,157	26,603,165

Total liabilities and shareholders’ equity	$18,418,405	$65,906,857

*	After giving effect to the reverse stock split effected on December 18, 2024. Also see Note 13.

The accompanying notes to consolidated financial statements are an integral part of these statements.

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/ (LOSS)

(IN U.S. DOLLARS)

	For the Year Ended	For the Year Ended	For the Year Ended
	December 31, 2025	December 31, 2024	December 31, 2023
	US$	US$	US$
			As restated
REVENUE	$807,500	$1,868,333	$869,935

COST OF REVENUE	633,000	343,083	172,948

GROSS PROFIT	174,500	1,525,250	696,987

OPERATING EXPENSES:
Selling and marketing	342,816	715,976	901,319
General and administrative
Payroll and related benefits	1,909,154	2,082,886	2,512,781
Professional fees	625,152	705,199	1,031,274
Other general and administrative	1,099,638	1,081,621	1,091,950

Total Operating Expenses	3,976,760	4,585,682	5,537,324

LOSS FROM OPERATIONS	(3,802,260)	(3,060,432)	(4,840,337)

OTHER INCOME (EXPENSE):
Interest income	1,594,736	4,500,977	209,439
Interest expense	(8,685,630)	(2,422,292)	(4,202,810)
Allowance for credit losses-notes receivable	(23,887,304)	(90,236,242)	-
Loss on sale of notes receivable	(21,292,430)	-	-
Recovery of impairment on long-term investment	-	-	439,111
Recovery of bad debt allowance on loan receivable	-	-	550,000
Other income	4,955	54,737	940
Foreign currency transaction gain (loss)	1,661	19,497	(4,723)

Total Other Income (Expense)	(52,264,012)	(88,083,323)	(3,008,043)

LOSS BEFORE INCOME TAXES	(56,066,272)	(91,143,755)	(7,848,380)

INCOME TAX EXPENSES	(8,973)	(24,525)	-

NET LOSS FROM CONTINUING OPERATIONS	(56,075,245)	(91,168,280)	(7,848,380)

DISCONTINUED OPERATIONS
Income (loss) from discontinued operations, net of applicable income taxes	-	-	(551,017)
Net gain on sale of discontinued operations, net of applicable income taxes	-	-	53,818,778
NET INCOME FROM DISCONTINUED OPERATIONS	-	-	53,267,761

NET INCOME (LOSS)	(56,075,245)	(91,168,280)	$45,419,381

Less: Net loss attributable to non-controlling interest from discontinued operations	-	-	(82,302)

NET INCOME (LOSS) ATTRIBUTABLE TO MMTEC, INC.	$(56,075,245)	$(91,168,280)	$45,501,683

COMPREHENSIVE INCOME (LOSS):
NET INCOME (LOSS)	(56,075,245)	(91,168,280)	45,419,381
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustments	20,277	69,610	(138,414)
TOTAL COMPREHENSIVE INCOME (LOSS)	(56,054,968)	(91,098,670)	45,280,967
Less: Comprehensive loss attributable to non-controlling interests from discontinued operations	-	-	(91,092)

COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO MMTEC, INC.	$(56,054,968)	$(91,098,670)	$45,372,059)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic and diluted *	53,562,569	24,996,144	13,221,897

GAIN(LOSS) EARNINGS PER SHARE - BASIC AND DILUTED
Continuing operations*	$(1.05)	$(3.65)	$(0.59)
Discontinued operations*	$-	$-	$4.03

*	After giving effect to the reverse stock split effected on December 18, 2024. Also see Note 13.

The accompanying notes to consolidated financial statements are an integral part of these statements.

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(IN U.S. DOLLARS)

	Common Shares *		Additional	Retained earnings	Accumulated Other	Shares	Non-	Total
	Number of		Paid-in	(Accumulated	Comprehensive	to be	controlling	Shareholder’s
	Shares	Amount	Capital	Deficit)	Loss	Issued	Interests	Equity
Balance, December 31, 2022	643,130	51,451	$31,727,407	$(22,253,030)	$(141,477)	$-	$-	$9,384,351

Issuance of common stock for cash	-	-	-	-	-	$1,430,000	-	$1,430,000

Acquisition of additional non-controlling interest	-	-	-	-	-	-	$15,298,616	$15,298,616

Conversion of bond to equity	24,250,000	1,940,000	$60,781,596	-	-	-	-	$62,721,596

Net income (loss) for the year ended December 31, 2023 (restated)	-	-	-	$45,501,683	-	-	$(82,302)	$45,419,381

Foreign currency translation adjustment	-	-	-	-	$(129,624)	-	$(8,790)	$(138,414)

Deconsolidation of discontinued operations	-	-	-	-	-	-	$(15,207,524)	$(15,207,524)

Balance, December 31, 2023 (restated)	24,893,130	1,991,451	$92,509,003	$23,248,653	$(271,101)	$1,430,000	$-	$118,908,006

Withdrawal of issuance of common stock for cash	-	-	$(112,748)	-	-	$(1,430,000)	-	$(1,542,748)

Reverse stock split adjustment	(16)	(2)	2	-	-	-	-	$-

Conversion of bond to equity	293,750	23,500	$313,077	-	-	-	-	$336,577

Net loss for the year ended December 31, 2024	-	-	-	$(91,168,280)	-	-	-	$(91,168,280)

Foreign currency translation adjustment	-	-	-	-	$69,610	-	-	$69,610

Balance, December 31, 2024	25,186,864	2,014,949	$92,709,334	$(67,919,627)	$(201,491)	-	-	$26,603,165

Conversion of bond to equity	74,400,947	5,952,075	$38,018,885	-	-	-	-	$43,970,960

Net loss for the year ended December 31, 2025	-	-	-	$(56,075,245)	-	-	-	$(56,075,245)

Foreign currency translation adjustment	-	-	-	-	$20,277	-	-	$20,277

Balance, December 31, 2025	99,587,811	7,967,024	$130,728,219	$(123,994,872)	$(181,214)	-	-	$14,519,157

*	After giving effect to the reverse stock split effected on December 18, 2024. Also see Note 13.

The accompanying notes to consolidated financial statements are an integral part of these statements.

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the Year Ended	For the Year Ended	For the Year Ended
	December 31, 2025	December 31, 2024	December 31, 2023
	US$	US$	US$
			As restated
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(56,075,245)	$(91,168,280)	$45,419,381
Less: Net income from discontinued operations	-	-	53,267,761
Net loss from continuing operations	(56,075,245)	(91,168,280)	(7,848,380)
Adjustments to reconcile net loss from operations to Net cash used in operating activities:
Depreciation expense	83,928	46,759	45,782
Accrued taxes	-	24,525	-
Allowance for credit losses - notes receivable	23,887,304	90,236,242	-
Allowance for (recovery from) bad debts	-	164,800	(550,000)
Recovery of impairment on long-term investment	-	-	(439,111)
Non-cash lease expense	403,415	422,343	395,616
Imputed interest expense on convertible promissory notes	8,685,630	2,272,292	4,200,000
Interest income on notes receivable	(1,363,050)	(4,470,940)	(50,301)
Foreign currency transaction (gain) loss	3,376	(7,252)	(4,723)
Loss on sale of notes receivable	21,292,430	-	-
Changes in operating assets and liabilities:
Operating lease liabilities	(426,704)	(430,273)	(398,841)
Accounts receivable	-	92,040	108,302
Notes receivable	-	5,141,058	-
Security deposit	3,948	587	(431)
Prepaid expenses and other current assets	(23,039)	105,321	(240,743)
Advance from customer	100,000	-	-
Salary payable	(142,801)	28,863	(62,536)
Accrued liabilities and other payables	(122,847)	(1,735,232)	(181,304)

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES FROM CONTINUING OPERATIONS	(3,693,655)	722,853	(5,026,670)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES FROM DISCONTINUED OPERATIONS	-	-	(124,838)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(3,693,655)	722,853	(5,151,508)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	-	(5,036)	(970)
Proceeds from disposal of property and equipment	-	-	7,771
Cash received from return of long-term investment	-	-	439,111
Cash paid for business acquisition	-	-	(87,083,160)
Loan repayment from third parties	-	634,576	878,469
Cash repayment from notes receivable	4,000,000	-	-
Cash proceeds from sale of notes receivable	5,000,000	-	-

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES FROM CONTINUING OPERATIONS	9,000,000	629,540	(85,758,779)
NET CASH USED IN INVESTING ACTIVITIES FROM DISCONTINUED OPERATIONS	-	-	(779,770)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	9,000,000	629,540	(86,538,549)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of convertible promissory notes	-	-	88,000,000
Proceeds from short-term loans and other payable	-	-	1,671,750
Repayment of short-term loan to third parties	-	(241,750)	-

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES FROM CONTINUING OPERATIONS	-	(241,750)	89,671,750
NET CASH USED IN FINANCING ACTIVITIES FROM DISCONTINUED OPERATIONS	-	-	(5,000)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	-	(241,750)	89,666,750

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	9,916	(1,188)	(27,104)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,316,261	1,109,455	(2,050,411)

CASH AND CASH EQUIVALENTS - beginning of year	2,869,241	1,759,786	3,825,477

CASH AND CASH EQUIVALENTS - end of year	8,185,502	2,869,241	1,775,066

LESS: CASH, CASH EQUIVALENTS AND RESTRICTED CASH FROM DISCONTINUED OPERATIONS	-	-	15,280

CASH, CASH EQUIVALENTS AND RESTRICTED CASH FROM CONTINUING OPERATIONS	$8,185,502	$2,869,241	$1,759,786

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$-	$-	$-
Income taxes	$36,501	$-	$-

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Acquisition by issuing convertible promissory notes	$-	$-	$7,000,000
Conversion of bond and interest to equity	$43,970,960	$705,000	$76,770,000
Notes receivable on disposal of Alpha Mind	$-	$-	$153,050,301
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$467,080	$213,451	$-

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

On March 12, 2025, the Company transferred all outstanding shares in HC Securities, our wholly-owned subsidiary, to HAI TEC, for a total consideration of HK$16,573,925 (equivalent to approximately $2.13 million). The share transfer was completed on March 12, 2025, resulting in HC Securities becoming a wholly-owned subsidiary of HAI TEC.

On June 30, 2025, MM Fund was struck from the Company Register and thereupon dissolved. Haichuan Zhixin, our wholly-owned subsidiary of MM Future incorporated on April 13, 2023, was dissolved on December 26, 2025.

On September 26, 2025, the Company incorporated Hai Capital Management Ltd (“Hai Capital”) under the laws of the BVI. Hai Capital is a wholly-owned subsidiary of MMTEC.

On October 3, 2025, the Company incorporated HC Investment Limited (“HC Investment”), a Hong Kong company. HC Investment is a wholly-owned subsidiary of HAI TEC.

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

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates during the years ended December 31, 2025, 2024 and 2023 include the allowance for credit losses, valuation of convertible promissory notes and valuation of deferred tax assets.

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

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, security deposits- current portion, prepaid expenses and other current assets, salary payable, advance from customer, operating lease liabilities- current and accrued liabilities, convertible promissory notes and other payables approximate their fair market value based on the short-term maturity of these instruments.

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

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and time deposits in bank, which are unrestricted as to withdrawal and use that which have original maturities of three months or less when purchased.

Loan Receivable, Net

Loan receivable, net is recorded at the uncollected principal balances, net of an allowance for doubtful accounts. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Estimates are based on historical collection experience and current economic conditions.

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents. To limit exposure to credit risk relating to deposits, the Company places its cash and cash equivalent deposits with large financial institutions in the United States and the PRC, which management considers are of high credit quality.

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

Long-term Investments

The Company’s long-term investments consist of equity investments without readily determinable fair value which were accounted for using measurement alternative and equity method investments. As of December 31, 2025 and 2024, the Company’s long-term investments were both nil.

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

The following table disaggregates the Company’s revenue by revenue type:

	For the Years Ended December 31,
	2025	2024	2023
	US$	US$	US$
Consulting services	$-	$-	$800,000
Software development and post-contract maintenance	-	-	24,098
Placement agent services	807,500	1,860,000	45,837
Other revenue	-	8,333	-
Total revenues	$807,500	$1,868,333	$869,935

The following table disaggregates the Company’s revenue by geographic area:

	For the Years Ended December 31,
	2025	2024	2023
	US$	US$	US$

China	$-	$-	$824,098
United States	807,500	1,868,333	45,837
Total revenues	$807,500	$1,868,333	$869,935

Cost of Revenue

Cost of revenue consists primarily of internal labor cost and related benefits, and other overhead costs that are directly attributable to service provided.

Research and Development

Expenditures for research and product development costs are expensed as incurred.

For the years ended December 31, 2025, 2024 and 2023, research and development expenses were $40,215, $73,285, and $363,958, respectively, included in “Cost of revenue”, “Payroll and related benefits” and “Other general and administrative” on the accompanying consolidated income statements.

Selling and Marketing Costs

All costs related to selling and marketing are expensed as incurred. For the years ended December 31, 2025, 2024 and 2023, selling and marketing costs were $342,816, $715,976, and $901,319 respectively.

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

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of ASC 740 “Income Taxes”. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. For the years ended December 31, 2025, 2024 and 2023, the Company had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements. Tax years that remain subject to examination are the years ended December 31, 2025, 2024 and 2023. The Company recognizes interest and penalties related to significant uncertain income tax positions in other expense. No such interest and penalties incurred for the years ended December 31, 2025, 2024 and 2023.

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

The consolidated balance sheet amounts, with the exception of equity, as of December 31, 2025 and 2024, were translated at RMB 7.0288 to $1.00 and RMB 7.1884 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to consolidated statements of operations and comprehensive income/ loss and cash flows for the years ended December 31, 2025, 2024 and 2023 were RMB 7.1429, RMB 7.1217, and RMB 7.0467 to $1.00, respectively.

Comprehensive Income/ (Loss)

Comprehensive income/ loss is comprised of net income and loss and all changes to the statements of shareholders’ equity, except those due to investments by shareholders, changes in paid-in capital and distributions to shareholders. For the Company, comprehensive income/ loss for the years ended December 31, 2025, 2024 and 2023 consisted of net income /loss and unrealized income/loss from foreign currency translation adjustment.

Share-based Compensation

Share based compensation arise from share-based awards, including share options for the purchase of the Company’s ordinary shares. In June 2018, the Financial Accounting Standards Board (“FASB”) issued ASU 2018-07, “Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”)” to simplify the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees. The Company adopted ASU 2018-07 on January 1, 2019, and accounts for share-based compensation to nonemployees under the fair value method which requires all such compensation to be calculated based on the fair value at the measurement date (generally the grant date) and recognized in the statement of operations over the requisite service period. The Company recognized nil share-based compensation for the years ended December 31, 2025, 2024 and 2023, respectively. See details in NOTE 13.

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

Basic net income (loss) per common share is computed by dividing net income (loss) available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock, common stock equivalents and potentially dilutive securities outstanding during each period. Common stock equivalents are not included in the calculation of diluted loss per common share if their effect would be anti-dilutive. Potential common shares in the diluted net loss per share computation are excluded in periods of losses from continuing operations as their effect would be anti-diluted. For the years ended December 31, 2025, 2024 and 2023, there were no dilutive shares. The following table presents a reconciliation of basic and diluted net income (loss) per common share:

	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Net loss from continuing operations for basic and diluted net loss per share of common stock	$(56,075,245)	$(91,168,280)	$(7,848,380)
Net income from discontinued operations for basic and diluted net income per share of common stock	$-	$-	$53,267,761
Weighted average common stock outstanding – basic and diluted*	53,562,569	24,996,144	13,221,897
Net loss per common share from continuing operations - basic and diluted*	$(1.05)	$(3.65)	$(0.59)
Net income per common share from discontinued operations - basic and diluted*	$-	$-	$4.03

*	After giving effect to the reverse stock split effected on December 18, 2024. Also see Note 13.

The Company did not have any common stock equivalents and potentially dilutive common stock outstanding during the years ended December 31, 2025, 2024 and 2023.

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

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, “Measurement of Credit Losses on Financial Instruments (Topic 326)”, and issued subsequent amendments to the initial guidance, transitional guidance and other interpretive guidance between November 2018 and March 2020 within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03. ASU 2016-13 introduces new guidance for credit losses on instruments within its scope, which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life, instead of when incurred. For smaller reporting companies, the guidance is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. All entities may adopt this ASU through a cumulative effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The Company adopted ASU 2016-13 and 2018-19 on January 1, 2023, using a modified retrospective approach. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements

In August 2020, the FASB issued ASU 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for scope exception, and it simplifies the diluted earnings per share calculation in certain areas. For public business entities, ASU 2020-06 is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. The Company adopted ASU 2020-06 on January 1, 2022. The adoption did not have an impact on the Company’s consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires that an entity disclose significant segment expenses impacting profit and loss that are regularly provided to the chief operating decision maker. The update is required to be applied retrospectively to prior periods presented, based on the significant segment expense categories identified and disclosed in the period of adoption. The amendments in ASU 2023-07 are required to be adopted for fiscal years beginning after December 15, 2023 for public entities. The Company adopted ASU 2023-07 on January 1, 2024 and the adoption of the standard did not have a material impact to the overall financial presentation.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09 requires that entities disclose specific categories in their rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. The provisions of ASU 2023-09 is applied in the annual financial statements for the year ended December 31, 2025.

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

NOTE 4 – RESTATEMENTS

The Company had amended and restated its December 31, 2023 audited consolidated financial statements. In November 2024, the management conducted a review on the computing of interest expense of convertible promissory note in the aggregate original principal amount of $70 million issued on March 31, 2023. As a result of this review, it was concluded that there were accounting errors in the previously filed financial statements, the interest expense and accrued interest as of December 31, 2023 was understated by approximately $3.46 million. The resulting corrections are noted in the adjustments column in the following tables.

The December 31, 2023 audited consolidated financial statements were restated to correct errors in accounting for accrued liabilities and other payables, and retained earnings.

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

Reconciliation of the amounts of income and losses from discontinued operations in the consolidated statements of operations and comprehensive income/ (loss) for the year ended December 31, 2023:

For the Year Ended
December 31, 2023

REVENUE	$-

COST OF REVENUE	-

GROSS PROFIT	-

OPERATING EXPENSES:
Selling and marketing	-
General and administrative
Payroll and related benefits	-
Professional fees	1,528
Other general and administrative	812

Total Operating Expenses	2,340

NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS	$(2,340)

As of November 18, 2023, the assets and liabilities of discontinued operations and reconciliation of gain on sale of discontinued operations of MMBD Advisory and MM Capital, MM SPC and Fundex SPC is as follows:

November 18,
2023
CURRENT ASSETS:
Cash and cash equivalents	$15,280
Accounts receivable, net	95,774
Total current assets of discontinued operations	111,054

Total assets of discontinued operations	$111,054

CURRENT LIABILITIES:
Accrued liabilities and other payables	29,655
Total current liabilities of discontinued operations	29,655

Total liabilities of discontinued operations	$29,655

Total consideration received	1,500
Less: carrying amount of net assets	81,399
Total loss on sale of discontinued operations	$(79,899)

NOTE 7 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

As of December 31, 2025 and 2024, prepaid expenses and other current assets consisted of the following:

	December 31,	December 31,
	2025	2024
Prepaid professional service fees	$9,856	$14,476
Other receivables(1)	4,847	4,961
Others(2)	155,013	123,828
	$169,716	$143,265

Notes:

(1)	Other receivables mainly consist of other receivables from third parties and advances to employees.

(2)	Others mainly consist of deductible value-added tax.

NOTE 8 – LONG-TERM INVESTMENTS

The Company’s long-term investments consist of equity investments without readily determinable fair value which were accounted for using measurement alternative and equity method investments. As of December 31, 2025 and 2024, the Company’s long-term investments were nil on the consolidated balance sheet.

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

NOTE 9 – NOTES RECEIVABLE

Pursuant to the Equity Acquisition Agreement dated November 22, 2023, MMTEC and Burgeon Capital Inc, a British Virgin Islands company (together with MMTEC, the “Sellers”) agreed to sell all of the issued and outstanding ordinary shares of Alpha Mind to XChange for the aggregate purchase price of $180,000,000. The transaction was closed on December 28, 2023. At closing, XChange agreed to provide the Sellers with promissory notes for the Purchase Price less certain adjustments as set forth in the Purchase Agreement. The Company holds an 85% ownership stake in Alpha Mind which represent $153,000,000 of notes receivable. The promissory notes were to mature in 90 days and be secured by all of the issued and outstanding equity of Alpha Mind as well as all of the assets of Alpha Mind and its subsidiaries. The maturity dates of the notes were extended from March 25, 2024 to December 31, 2025, with a provision that if any balance remains outstanding on that date, it will automatically extend to the end of the following year, pursuant to the Amendments To Secured Promissory Notes dated June 30, 2025.

The Company engaged a third party specialist to conduct business valuation based on financial cash flow forecast from 2023 to 2033 of Alpha Mind, and selected five comparable insurance agency companies for market method comparison. The Company assesses the consideration of $153 million is at fair value, and there is no indicators of impairment.

The Company expects to recover the full amount of note receivable over one year, either by cash or transfer of shares. Thus, the Company classifies the notes receivable to a non-current asset on the accompanying consolidated balance sheet as of December 31, 2025. During 2025, $4,000,000 in principal repayment were received, with $1,363,050 in accrued interest income recognized. On April 12, 2025, the Company sold a portion of the promissory notes representing $51,988,242.00 of the outstanding amount, of which the unpaid principal is $50,000,000 and unpaid interest is $1,988,242, to a third party in consideration of the third party’s payment of $5,000,000 in immediately available funds. The Company discontinued the accrual of interest income since the credit risk of XChange significantly increases. As of December 31, 2025 and 2024, the principal balance of notes receivable amounted to $93,858,942 and $147,858,942, respectively, with accrued interest receivable of $3,978,352 and $4,603,544 for the respective periods.

The Company periodically reviews notes receivable for impairment if there is any sign indicating that the carrying amount of notes receivable may not be fully recoverable. Factors to consider in these reviews include historical collection experience, aging of receivables, credit history and financial conditions of the issuer. In accordance with Topic 326, the Company recognizes the impairment based on the calculation of expected credit loss allowance of XChange. As of December 31, 2025, the Company recognized $88,427,734 allowance for credit losses on notes receivable, and the carrying amount turned out to be $9,409,560.

NOTE 10 – ACCRUED LIABILITIES AND OTHER PAYABLES

As of December 31, 2025 and 2024, accrued liabilities and other payables consisted of the following:

	December 31,	December 31,
	2025	2024
Accrued FINRA fine(1)	-	83,700
Accrued interest(2)	78,791	6,472,292
Accrued taxes	-	24,525
Others	5,608	21,425
	$84,399	$6,601,942

Notes:

(1)	See Note 15.

(2)	Accrued interest payable was primarily attributable to convertible promissory notes, amounted to $78,791 and $6,472,292 as of December 31, 2025 and 2024, respectively. See Note 11.

NOTE 11 – CONVERTIBLE PROMISSORY NOTES

Convertible promissory note issued on February 22, 2023

On February 22, 2023, the Company issued an unsecured senior convertible promissory note (“Note 1”) of $40 million to a non-U.S. investor (“Investor 1”), bearing interest of 8% per annum. Note 1 will mature 24 months after the effective date. Investor 1 has the right to convert all or any portion of the outstanding balance into ordinary shares at a fixed conversion price. Such conversion price shall be fixed and shall not be adjusted based on future market prices or any other variable factors. Note 1 has an original principal amount of $40,000,000 and Investor 1 paid a purchase price of $32,000,000, reflecting an original issue discount of 20%. On February 24, 2023, Investor 1 converted all outstanding balance of notes into ordinary shares, par value $0.01 (see Note 13, $0.08 given effect of the 2024 Reverse Stock Split) per share, at conversion price of $0.5 ($4 given effect of the 2024 Reverse Stock Split) per share, which represents 80,000,000 (10,000,000 given effect of the 2024 Reverse Stock Split) ordinary shares.

Convertible promissory note issued on March 31, 2023

On March 31, 2023, the Company issued a senior convertible promissory note (“Note 2”) of not more than $70 million to an investor (“Investor 2”), bearing interest of 8% per annum. Note 2 will mature on the second anniversary of their issuance date, or March 31, 2025. Investor 2 has the right to convert all or any portion of the outstanding balance into ordinary shares at a fixed conversion price. Such conversion price shall be fixed and shall not be adjusted based on future market prices or any other variable factors. Note 2 had an original issue discount of 20%, resulting in an aggregate purchase price of up to $56 million assuming the full purchase of Note 2.

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

On December 26, 2024, the Company entered into an agreement with the Purchaser (the “Extension Agreement”) pursuant to which the Company and the Purchaser mutually agreed to extend the term of the Notes from two years to six years, from the issuance date to March 31, 2029, and to amend the interest rate of the Notes from 8% per annum to 2% per annum. The other provisions of the Notes remain unchanged.

On September 19, 2025, the Company completed the conversion of $36,475,000 of outstanding balance and $7,495,960 accrued interests payable of Note 2 into ordinary shares, at a conversion price of $0.591 per share, which represents 74,400,947 ordinary shares.

Convertible promissory note issued on June 7, 2023

On June 7, 2023, the Company issued a senior convertible promissory note (“Note 3”) of $7.0 million to the sellers of Alpha Mind (the “Seller”), bearing interest of 1% per annum. Note 3 will mature 24 months after the effective date. The Seller has the right to convert all or any portion of the outstanding balance into ordinary shares at a fixed conversion price. Such conversion price shall be fixed and shall not be adjusted based on future market prices or any other variable factors. On June 14, 2023, the Seller converted $3,950,000 of outstanding balance of the note into ordinary shares, par value $0.01 ($0.08 given effect of the 2024 Reverse Stock Split) per share, at a conversion price of $0.395 ($3.16 given effect of the 2024 Reverse Stock Split) per share, which represents 10,000,000 (1,250,000 given effect of the 2024 Reverse Stock Split) ordinary shares. The maturity date was extended to December 31, 2026, pursuant to the Amendments to Secured Promissory Notes entered by and between the Company and the Seller dated on June 30, 2025. As of December 31, 2025, the fair value of Note 3 is $3,050,000, which equals its outstanding principal balance.

As of December 31, 2025, and 2024, the net carrying amount of convertible promissory notes was $3,050,000 and $31,941,830, respectively, with unamortized discount of nil and $7,583,170. The accumulated differences amounted to $99,113,558 and $61,094,673 between derecognized net carrying amounts of convertible promissory notes and shares issued upon conversions were recognized in “Additional paid-in capital” as of December 31, 2025 and 2024, respectively.

The interest expenses of $8,685,630 and $2,272,292 accrued for convertible promissory notes were included in the “Interest expense” section on the accompanying consolidated income statements for the years ended December 31, 2025 and 2024, respectively. Accrued interests payable on these notes were $78,791 and $6,472,292 as of December 31, 2025 and 2024, respectively.

NOTE 12 – INCOME TAXES

British Virgin Islands (“BVI”)

Under the current laws of BVI, MMTEC, MMBD Trading and HAI TEC are not subject to tax on income or capital gain. In addition, payments of dividends by the Company to their shareholders are not subject to withholding tax in the BVI.

Hong Kong

Subsidiaries in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. The first HK$2 million of profits arising in or derived from Hong Kong are taxed at 8.25% and any assessable profits over HK$2 million are taxed at 16.5%. The Company’s subsidiaries, MM Future and HC Securities are incorporated in Hong Kong and had a loss for the years ended December 31, 2025, 2024 and 2023. Therefore, there was no provision for income taxes in the years ended December 31, 2025, 2024 and 2023.

United States

MM Global was incorporated in the State of Illinois and operates as a securities broker/dealer in New York, New York. MM Global is subject to Federal, State, and Local income taxes on its net income. For the year ended December 31, 2025, MM Global had an income tax provision of $8,973. For the year ended December 31, 2024, MM Global had an income tax provision of $24,525. MM Global has determined that there are no material uncertain tax positions that require recognition or disclosure in its financial statements.

MM Global’s income tax returns are subject to examination by the appropriate tax jurisdictions. As of December 31, 2025, MM Global’s federal and state tax returns generally remain open for the last three years.

PRC

Gujia and Haichuan Zhixin were incorporated in the PRC and are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. On March 16, 2007, the National People’s Congress enacted a new enterprise income tax law, which took effect on January 1, 2008. The law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. In the years ended December 31, 2025, 2024 and 2023, Gujia were recognized as small low-profit enterprises and received a preferential income tax rate of 5%. Haichuan Zhixin had a loss for the years ended December 31, 2025, 2024 and 2023. In the years ended December 31, 2025, 2024 and 2023, Gujia and Haichuan Zhixin did not generate any taxable income. Therefore, there was no provision for income taxes in the years ended December 31, 2025, 2024 and 2023 for those entities.

Income (loss) before income taxes and provision for (benefit from) by tax jurisdiction are as follows:

	For the Year Ended	For the Year Ended	For the Year Ended
	December 31, 2025	December 31, 2024	December 31, 2023
Income (loss) before income taxes
BVI	$(53,468,649)	$(89,809,419)	$(5,273,322)
Hong Kong	(700,708)	(695,219)	(409,755)
PRC	(1,581,818)	(1,635,067)	(1,762,803)
U.S.	(315,097)	995,950	(402,500)
Total income (loss) before income taxes	$(56,066,272)	$(91,143,755)	$(7,848,380)

The components of provision for income taxes by tax jurisdiction are as follows:

	For the Year Ended	For the Year Ended	For the Year Ended
	December 31, 2025	December 31, 2024	December 31, 2023
Current income tax provisions
BVI	$-	$-	$-
Hong Kong	-	-	-
PRC	-	-	-
U.S. federal	5,944	20,995	-
U.S. state and local	3,029	3,530	-
Total current income tax provisions	$8,973	$24,525	$-

Cash paid for Income taxes are as follows:

For the Year Ended
December 31, 2025
U.S. federal	$29,510
U.S. state and local	6,991
Total cash paid for income taxes	$36,501

In accordance with the updated requirements of ASU No. 2023-09 for the year ended December 31, 2025, the reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	For the Year Ended	For the Year Ended	For the Year Ended
	December 31, 2025	December 31, 2024	December 31, 2023
Hong Kong statutory income tax rate	16.5%	16.5%	16.5%
Valuation allowance recognized with respect to the loss in the Hong Kong companies	(16.5)%	(16.5)%	(16.5)%
Effective income tax rate	0.0%	0.0%	0.0%

PRC statutory income tax rate	25.0%	25.0%	25.0%
Effect of income tax exemptions and reliefs	(20.0)%	(20.0)%	(20.0)%
Valuation allowance recognized with respect to the loss in the PRC companies	(5.0)%	(5.0)%	(5.0)%
Effective income tax rate	0.0%	0.0%	0.0%

US corporate tax rate	21.0%	21.0%	21.0%
Valuation allowance recognized with respect to the loss in the US companies	(23.85)%	(18.54)%	(21.0)%
Effective income tax rate	(2.85)%	2.46%	0.0%

	For the Year Ended
	December 31, 2025
	Amount	Percent
Hong Kong statutory income tax rate	$(115,617)	16.5%
Valuation allowance recognized with respect to the loss in the Hong Kong companies	115,617	(16.5)%
Effective income tax rate	$-	0.0%

PRC statutory income tax rate	$(395,455)	25.0%
Effect of income tax exemptions and reliefs	316,364	(20.0)%
Valuation allowance recognized with respect to the loss in the PRC companies	79,091	(5.0)%
Effective income tax rate	$-	0.0%

US corporate tax rate	$(66,170)	21.0%
Valuation allowance recognized with respect to the loss in the US companies	75,143	(23.85)%
Effective income tax rate	$8,973	(2.85)%

As of December 31, 2025, 2024 and 2023, the components of the Company’s deferred income tax assets were set forth below:

	December 31, 2025	December 31, 2024	December 31, 2023
Deferred Tax Assets:
Net operating losses carry forward	$1,585,963	$1,524,901	$1,548,868
Cutoff adjustments	-	-	-
Gross deferred tax assets	1,585,963	1,524,901	1,548,868
Less: valuation allowance	(1,585,963)	(1,524,901)	(1,548,868)
Net deferred tax assets	$-	$-	$-

As of December 31, 2025, the Company has a net operating loss (“NOL”) carry forward for tax purposes of $20,350,289 available to offset future taxable income. The gross amount and expiration dates of NOL carry forward as of December 31, 2025 are as follows:

	Amount	Expiration Date
Hong Kong	$2,865,169	Indefinite
PRC	15,991,656	2026-2030
U.S.	1,493,464	Indefinite

The Company provided a valuation allowance equal to the deferred income tax asset for the years ended December 31, 2025, 2024 and 2023. The management believes that the Company’s cumulative losses arising from recurring business of subsidiaries constituted significant strong evidence that most of the deferred tax assets would not be realizable and this evidence outweighed the expectations that the Company would generate future taxable income. As such, deferred tax assets arise from net operating losses are fully allowed for the years ended December 31, 2025, 2024 and 2023. The allowance increased by $61,062 for the year ended December 31, 2025, decreased by $23,967 for the year ended December 31, 2024, and increased by $310,419 for the year ended December 31, 2023, respectively.

Accounting for Uncertainty in Income Taxes

The tax authority of the PRC government conducts periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises complete their tax filings. Therefore, the Company’s PRC entities’ tax filings results are subject to change. It is therefore uncertain as to whether the PRC tax authority may take different views about the Company’s PRC entities’ tax filings, which may lead to additional tax liabilities. Tax years that remain subject to examination are the years ended December 31, 2025, 2024 and 2023.

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the Company’s tax positions and concluded that no provision for uncertainty in income taxes was necessary for the years ended December 31, 2025, 2024 and 2023.

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

On March 31, 2023, the Company issued a senior convertible promissory note of not more than $70.0 million to an investor. The notes have an original issue discount of 20%, resulting in an aggregate purchase price for the offering of up to $56 million assuming the full purchase of notes under the Agreement. On May 11, 2023, the investor converted $2.82 million of outstanding balance of the note into ordinary shares, par value $0.08 (given effect of the 2024 Reverse Stock Split) per share, at conversion price of $5.64 per share (given effect of the 2024 Reverse Stock Split), which represents 500,000 ordinary shares (given effect of the 2024 Reverse Stock Split). On October 4, 2023, the Company completed the conversion of $30.0 million of outstanding balance of the note into ordinary shares, at a conversion price of $2.4 per share (given effect of the 2024 Reverse Stock Split), which represents 12,500,000 ordinary shares (given effect of the 2024 Reverse Stock Split). On August 26, 2024, the Company completed the conversion of $705,000 of outstanding balance of the note into ordinary shares, at a conversion price of $2.4 per share (given effect of the 2024 Reverse Stock Split), which represents 293,750 ordinary shares (given effect of the 2024 Reverse Stock Split). On September 19, 2025, the Company completed the conversion of $36,475,000 of outstanding balance of the note and $7,495,960 accrued interests payable into ordinary shares, at a conversion price of $0.591 per share, which represents 74,400,947 ordinary shares.

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

As a result, there were 99,587,811 common shares issued and outstanding as of December 31, 2025.

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

Gujia has sustained losses since establishment. During the years ended December 31, 2025, 2024 and 2023, no appropriation to statutory reserves was required as it incurred recurring net losses.

NOTE 15 – COMMITMENTS AND CONTINGENCIES

Operating Lease Commitment

The Company leases office space under non-cancelable operating lease agreements, which end at various dates in 2026 and 2027. As of December 31, 2025, the Company’s operating leases had a weighted average remaining lease term of 1.71 years and a weighted average discount rate of 3.53%. Future lease payments under operating leases as of December 31, 2025 were as follows:

December 31, 2025
2026	$307,750
2027	$180,025
Total future lease payments	$487,775
Less imputed interest	$(17,026)
Total lease liabilities	$470,749
Less: current portion	$(290,703)
Operating lease liability, non-current	$180,046

The amortization of the right-of-use asset and interest expense related to the lease liability are recorded as lease expense to produce a straight-line recognition effect in the income statement. For the year ended December 31, 2025, the Company had operating lease costs of $413,949 and short-term lease costs of $57,722. For the year ended December 31, 2024, the Company had operating lease costs of $437,665 and short-term lease costs of $59,570. For the year ended December 31, 2023, the Company had operating lease costs of $446,149 and short-term lease costs of $54,867. Cash paid for amounts included in the measurement of operating lease liabilities were $446,098, $445,424 and $419,855 during the years ended December 31, 2025, 2024 and 2023, respectively.

Contingencies

In the normal course of business, MM Global is engaged in various trading and brokerage activities on a principal and agency basis through a clearing broker. As a regulated FINRA broker-dealer, MM Global is subject to regulatory trading inquiries and investigations to determine whether any violations of federal securities or FINRA rules may have occurred. During fiscal year ended December 31, 2022, FINRA’s Department of Enforcement concluded its investigation and alleges that there have been violations of the federal securities laws and FINRA rules. FINRA has issued the settlement for MM Global with a fine of $450,000 to pay through 3 years, an installment plan fee of $38,250, and a prohibition from providing market access to customers for a period of two years. The settlement also prohibits MM Global from engaging in any business in which MM Global provides market access to customers unless and until a registered principal or officer of MM Global certifies in writing to FINRA that the firm revised and enhanced its AML and supervisory procedures related to detecting and investigating suspicious trading activity and potential market manipulation. During the fiscal year ended December 31, 2025, the Company had made payment in the amount of $83,700 and as of December 31, 2025, all the Company’s fine has been fully paid.

NOTE 16 – CONCENTRATIONS

Customer

The following table sets forth information as to each customer that accounted for 10% or more of the Company’s revenue for the years ended December 31, 2025, 2024 and 2023.

Customer	Year Ended December 31, 2025		Year Ended December 31, 2024		Year Ended December 31, 2023
A	100.0%		99.6%		*	%
B	*	%	*	%	92.0%

*	Less than 10%

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

The following tables present summary information by segment:

	Market data services and consulting services	Introducing broker services	Unallocated	Total
Year Ended December 31, 2025
REVENUE	$-	$807,500	$-	$807,500

GROSS PROFIT	$-	$174,500	$-	$174,500

NET INCOME (LOSS)	$(2,282,659)	$(324,070)	$(53,628,516)	$(56,075,245)

DEPRECIATION AND AMORTIZATION	$83,928	$-	$-	$83,928
CAPITAL EXPENDITURE	$-	$-	$-	$-

Year Ended December 31, 2024
REVENUE	$-	$1,868,333	$-	$1,868,333

GROSS PROFIT	$-	$1,525,250	$-	$1,525,250

NET LOSS FROM CONTINUING OPERATIONS	$-	$971,425	$(92,139,705)	$(91,168,280)

DEPRECIATION AND AMORTIZATION	$46,759	$-	$-	$46,759
CAPITAL EXPENDITURE	$5,036	$-	$-	$5,036

Year Ended December 31, 2023
REVENUE	$824,098	$45,837	$-	$869,935

GROSS PROFIT	$660,399	$36,588	$-	$696,987

NET LOSS FROM CONTINUING OPERATIONS	$(1,532,533)	$(402,500)	$(5,913,347)	$(7,848,380)

DEPRECIATION AND AMORTIZATION	$45,782	$-	$-	$45,782
CAPITAL EXPENDITURE	$970	$-	$-	$970

As of December 31, 2025
TOTAL ASSETS	$6,999,023	$772,125	$10,647,257	$18,418,405
As of December 31, 2024
TOTAL ASSETS	$6,488,002	$1,619,121	$57,799,734	$65,906,857

NOTE 18 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the consolidated financial statements are issued, and concluded that no subsequent events have occurred that would require recognition or disclosure in the consolidated financial statements.